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07020115

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ING Canada Inc

*CURRENT ADDRESS 181 University Ave, 7th Floor
Toronto, Ontario M5H 3M7

**FORMER NAME

**NEW ADDRESS

PROCESSED
JAN 09 2007
THOMSON FINANCIAL

FILE NO. 82- 35053 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 1/8/07

ING

NEWS RELEASE

Toronto, ON - February 17, 2005

ING CANADA REPORTS Q4 and 2004 RESULTS

ING Canada Inc. (TSX: IIC.LV) reported net income of $173.1 million for the quarter ended December 31, 2004, up from $24.7 million in the same period of the preceding year. Revenues for the fourth quarter also increased to $1,005 million from $808 million in the corresponding quarter of 2003.

For the year 2004, net income amounted to $624.2 million up from $150.5 million the previous year, on revenues of $3,781 million, an increase of 25% from the $3,015 million in revenues recorded in 2003. The results for both the quarter and the year were driven by improved underwriting results, strong realized investment gains and higher investment income.

Earnings per adjusted share reached $4.67 for 2004 versus $1.13 in 2003. Earnings per adjusted share for the quarter amounted to $1.29 compared to $0.18 in the corresponding period of 2003. The earnings per adjusted share figures were retroactively determined as if the 133,732,000 shares issued as a result of the IPO were outstanding throughout 2003 and 2004. Under Canadian generally accepted accounting principles, the earnings per share for 2004, taking into account the lower number of shares outstanding in 2004 before the IPO, would be $6.51 (basic) and $6.49 (diluted) versus $1.61 (basic) and $1.61 (diluted) for 2003.

ING Canada also announced that it has declared a quarterly dividend of 16.25 cents per share on its outstanding common shares, payable on March 31st to shareholders of record on March 21st.

Claude Dussault, president and CEO said: "Results for the year 2004 have been strong and reflect an improvement in our claims experience in all lines of business across all jurisdictions, as well as increased efficiencies. The improvement, most noticeable in personal automobile insurance, was driven by a significant reduction in claims frequencies as well as governmental initiatives aimed at better controlling the cost of automobile insurance. This has led us to reduce our auto rates from 8% to 25% depending on the jurisdiction which implemented product reforms."

Mr. Dussault also highlighted the large percentage of income derived from investment activities. "While we are proud of our underwriting results, we also benefited from strong gains on the sale of investments, which contributed $132.4 million of our total income before income taxes."

"During the quarter, we continued to pursue our growth strategy by acquiring Allianz Canada and completing an initial public offering. While the acquisition of Allianz will allow us to increase our revenues substantially in 2005, being a public company gives us increased flexibility to pursue additional growth opportunities in the future.", said Mr. Dussault.

Current Outlook

We believe that several key factors will affect the P&C insurance industry in the next 12 to 24 months.

- Given the large contribution of automobile insurance to premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Furthermore, the lower automobile claim frequencies observed in 2004 will either return to normal levels or lead to premium reductions in the coming 24 months.

- Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance.

- Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels.

Financial Summary

	2004 Q4	2003 Q4	2004 12-month	2003 12-month
Direct Premiums Written ($ million)	883.0	851.6	3,575.9	3,443.8
Underwriting Income ($ million)	118.4	(13.3)	470.0	51.7
Net income ($ million)	173.1	24.7	624.2	150.5
Earnings per adjusted share (in dollars)*	1.29	0.18	4.67	1.13
Basic earnings per share (in dollars)**	1.69	0.26	6.51	1.61
Diluted earnings per share (in dollars)**	1.67	0.26	6.49	1.61
Return on equity	40.9%	16.5%	40.9%	16.5%
Combined ratio	86.7%	101.8%	86.0%	98.1%

* The earnings per adjusted share were retroactively determined as if the 133,732,000 shares were issued and outstanding throughout 2003 and 2004. However, these figures have not been adjusted to reflect the potential effect of the use of proceeds on the investment income for 2003 and 2004.

**Earnings per share figures were determined under Canadian generally accepted accounting principles, taking into account the lower number of shares outstanding in 2004 prior to the IPO.

Financial Highlights

- Revenues for the fourth quarter increased to $1,005 million from $808 million in the corresponding quarter of the previous year. Revenues for the year increased by $766 million or 25.4% to $3,781 million. Net premiums earned increased by $604 million mainly as a result of the commutation of a reinsurance agreement. Investment income increased by $53 million as a result of the growth in invested assets. Realized gains on the sale of investments increased by $100.3 million as a result of favourable equity market conditions and the success of our investment strategy.

- Total income before income taxes for the quarter increased to $229.7 million from $47.8 million in the fourth quarter of 2003. Total income before income taxes increased to $855.8 million for the year, up from $227.0 million in 2003. The increase mainly reflects improvements in underwriting income (+ $418.3 million), as well as a strong investment performance.

- Net income for the quarter amounted to $173.1 million compared to $24.7 million in the corresponding quarter in 2003. For the year 2004, net income amounted to $624.2 million, up from $150.5 million in 2003.

Business Highlights

- Direct written premiums increased by 3.8% during the year to reach $3,576 million. The slower growth of premiums is mainly attributable to significant decreases in automobile insurance rates in the Atlantic provinces, Ontario and Alberta as a result of government initiatives aimed at better controlling the cost of claims. Personal lines insurance premiums increased by 2.9% to $2,415 million while commercial insurance premiums grew by 5.9% to reach $1,161 million.

- Improved claims experience in all our business lines in 2004, driven mainly by the adoption of new product definitions in automobile insurance and a reduction in claims frequency, resulted in a reduction in our claims ratio, which reached a record low of 56.6% compared to 68.1% the preceding year. Improvements in the share of the results of the Facility Association also contributed to the reduction of our claims ratio. As a result of the favourable claims experience and rigorous expense management, the combined ratio for the year amounted to 86.0%, a 12.1 percentage point improvement over the previous year.

- The improvement was most evident in personal lines, where we recorded an underwriting gain of $339.2 million. This was the first underwriting gain in many years. In 2004, our combined ratio for personal lines dropped to 85.5% from 101.9% in the previous year, despite substantial rate reductions in automobile insurance in most jurisdictions during 2004.

- Our commercial lines continued to improve with underwriting income of $130.8 million. Our combined ratio also improved by 3.4 percentage points to reach 87.2%.

Corporate developments

- During the fourth quarter, the company continued to pursue its acquisition strategy by completing the purchase of Allianz Canada at a cash consideration of $370 million.
- During the last quarter of 2004, ING Canada also launched an initial public offering of its shares which resulted in gross proceeds of $907 million. Following the exercise of the over-allotment option in January 2005 by the underwriters, the total gross proceeds amounted to $1,043 million.
- During the year, our assets increased by 40% to $9,663 million while shareholders' equity more than doubled to $2,060 million as a result of the acquisition of Allianz, the proceeds of the IPO, as well as our solid earnings performance. Furthermore, our debt decreased from $483 million to $256 million.

Conference Call

ING Canada will host a conference call to review its earnings results today at 8:30 am EST. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com. Click on "Investor Relations" and then "Quarterly Reports" The conference call is also available by dialing 617-614-3474 or 1-800-706-7749 (toll free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A playback of the call will be available starting at 5:00 pm EST on February 17 through 5:00 pm EST on February 24. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll free in North America). The passcode is 59037592. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in Canada. ING Canada's principal insurance products are automobile, property and liability insurance, which it provides primarily to individuals and small to medium sized businesses through its insurance subsidiaries across Canada.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", financial statements and the Glossary of Selected Insurance Terms included on pages 64 to 88, pages F10 to F43 and G1 to G4, respectively, included in the Company's Prospectus dated December 9, 2004. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ

materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our Prospectus. Certain totals, subtotals and percentages may not reconcile due to rounding.

Overall Performance

Net income for the year ended December 31, 2004 of $624.2 million represents an increase of $473.7 million, or 314.8%, compared to net income of $150.5 million for the comparative period in 2003. These results were driven by improved underwriting results, including historically low claims ratios in most lines of business, plus significant increases in realized investment and other gains, and investment income.

Investments increased by $2,148.9 million or 55.6% to $6,010.4 million at December 31, 2004 compared to 2003. The significant growth was primarily due to the acquisition of Allianz of Canada, Inc. ("Allianz") which contributed $1,061.5 million of investments. The Allianz contribution to investment income in the month of December was $3.2 million. The commutation of a quota share reinsurance treaty on January 1, 2004 increased investments by $665.0 million and generated a full year of investment income. In addition, profits were generally earned evenly throughout the year and were invested and contributed to investment income.

Shareholders' equity increased by $1,070.5 million or 108.2% to $2,059.6 million at December 31, 2004. In addition to the net income of $624.2 million, the completion of an initial public offering ("IPO") in December increased equity by $875.1 million. We used a portion of the total proceeds to repay existing debt plus some additional debt established as part of a corporate restructuring undertaken prior to the IPO. Just prior to this restructuring, $428.7 million of shareholders' equity was converted, through reduction of stated capital, into promissory notes and ultimately repaid to the controlling shareholder.

The summary financial data set forth in the following tables has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and has been derived from our consolidated financial statements as at and for the years ended December 31, 2004, 2003 and 2002.

	Years Ended December 31		
	2004	2003	2002
	(in $ millions except for per share data)		
Direct premiums written	$3,575.9	$3,443.8	$3,107.0
Total revenue	3,780.9	3,015.4	2,559.1
Underwriting income (loss)	470.0	51.7	(27.3)
Net income	624.2	150.5	29.3
Earnings per share (in dollars) (1)			
Basic	$6.51	$1.61	$0.31
Diluted	$6.49	$1.61	$0.31

	As at December 31	
	2004	2003
Investments	$6,010.4	$3,861.5
Total assets	9,663.1	6,906.8
Debt outstanding	256.2	483.1
Total shareholders' equity	2,059.6	989.1

The following table shows our selected financial ratios and ROE data.

	Years Ended December 31		
	2004	2003	2002
Selected Financial Ratios and ROE Data:			
Claims ratio	56.6%	68.1%	73.8%
Expense ratio	29.4%	30.0%	27.4%
Combined ratio	86.0%	98.1%	101.2%
ROE(1)	40.9%	16.5%	3.0%
ROE of our P&C insurance subsidiaries(2)	39.6%	15.5%	4.5%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve month period.

(2) Represents net income for the twelve months ended on the date indicated of our P&C insurance subsidiaries divided by the average shareholders' equity for our P&C insurance subsidiaries over the same twelve month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004 the results of our P&C insurance subsidiaries consist of the results of the above-mentioned subsidiaries as well as the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

An increase of $418.3 million in underwriting income generated $470.0 million of underwriting income for the twelve months ending December 31, 2004. While all lines of business performed strongly in 2004, a significant portion of the underwriting results was driven by our personal automobile portfolio contributing $291.9 million to the underwriting income for the year.

The performance of the automobile portfolio in 2004 was driven by an unexpected reduction in claims frequencies, by claims cost stabilisation resulting from product reforms in most markets as well as improvement in the assumed underwriting results from the Facility Association (the statutory residual market insurance pools in which we are required to participate).

We have observed an unexpected reduction in automobile claims frequencies in key markets in 2004, most evident in physical damage to vehicles. We believe that reduced precipitation (including snow and rain) experienced during the year 2004, increase in the price of gasoline and a change in consumer behaviour regarding smaller claims, were important contributors to the decrease in frequencies. Other long term favourable trends contribute to explaining the reduction in frequencies such as favourable economic conditions and ageing of the driving population.

The reforms implemented throughout 2003 and primarily 2004 in Alberta, New Brunswick, Nova Scotia and Ontario appear to have reduced the cost as well as stabilised the claims inflation to the extent anticipated. This has led to significant reductions in rate levels and has increased availability of automobile insurance in these markets. As many of the factors driving the unexpected decreases in collision frequency would also impact on bodily injury and accident benefit claims, however we remain cautious in our assessment of the lasting impact of these reforms.

The Facility Association results improved in 2004 from significant loss positions for the years 2001, 2002 and 2003 contributing $101.5 million to the overall improvement in the underwriting income in 2004 compared to 2003. The improvement in the Facility Association underwriting income results from significant rate increases implemented throughout 2003 and 2004, from an unexpected drop in claim frequencies and favourable development on prior accident years' claims. The impact of the reforms in addition to the adjusted rate levels, has caused the number of drivers insured through the Facility Association to decrease significantly in 2004.

Current Outlook

We believe that several key factors will affect the P&C insurance industry in the next 12 to 24 months.

Given the large contribution of automobile insurance to premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Furthermore, the lower automobile claim frequencies observed in 2004 will either return to normal levels or lead to premium reductions in the coming 24 months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance.

Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels.

Significant Transactions

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised subsequent to December 31, 2004 for which 5,232,000 additional common shares were issued and net proceeds were received of $129.2 million.

Acquisition of Allianz

Consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies, Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada which together were the thirteenth largest P&C insurance group in Canada with a 2.7% market share based on its 2004 direct written premiums of $797.6 million. Part of this ($193.5 million), referred to as the "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG; as described below, this business is not part of the acquisition. The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of 50. We are integrating the acquired business into our operations over the next 12 to 18 months. Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statements of income for the three months and year ended December 31, 2004, contributing direct premiums written for the month of $59.8 million, net premiums earned for the month of $50.1 million and net income of $10.1 million.

As a result of the acquisition, the Company acquired all of the issued and outstanding shares of Allianz for cash consideration of $279.0 million and purchased certain debt of $91.0 million. The total purchase price for the shares of $283.4 million including transaction costs has been allocated on a purchase accounting basis, measured at fair value, to net tangible assets of $199.4 million, net intangible assets of $37.2 million and goodwill of $46.8 million (see note 11 of the accompanying consolidated financial statements).

The transaction excludes the AGR Business which is expected to be transferred, pursuant to a restructuring transaction, to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") in 2005. Until regulatory approval is obtained for the restructuring transaction, the AGR business is subject to a quota share agreement with Allianz Global Risks

Rückversicherungs AG. Consequently, the AGR business has no net impact on the consolidated statement of income of the Company.

The fair value of the goodwill and intangible assets recorded at the effective acquisition date of November 30, 2004 is $32.9 million less than the estimate that had been disclosed at September 30, 2004 in our prospectus. This is the result of a $20.0 million higher book value at closing due to more net income from the business to be retained as well as the business to be excluded after closing, $11.1 million lower estimated integration costs than originally estimated and $8.1 million lower fair value adjustments due to a higher market value adjustment on investments minus $6.3 million tax effect for these changes. Integration costs represent amounts to be incurred related to the integration of the operations of Allianz over the next 12 to 18 months and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements. These estimates represent management's best judgement based on information known at this time and further adjustments may be identified.

The Company anticipates that it will also incur other transition costs of $11.6 million in 2005 and the first quarter of 2006 relating to the acquisition of Allianz. These costs will be charged to expense in the consolidated statements of income in the period that they are incurred as they do not qualify under purchase accounting rules for recognition as integration costs for the Allianz acquisition.

Results of Operations

Segmented Information

We report our underwriting results through two operating segments of our P&C insurance business: personal insurance and commercial insurance plus the investment results of our P&C insurance subsidiaries is a third operating segment. In addition to these operating segments, our results include our non-operating segments, namely corporate and other activities, and realized investment and other gains (losses).

The following table presents selected information on our three operating segments, as well as corporate and other and realized investment and other gains.

	Years Ended December 31		
	2004	2003	2002
	(in $ millions)		
Revenue			
P&C insurance			
Net premiums earned			
Personal insurance	$2,343.5	$1,828.7	$1,563.9
Commercial insurance	1,021.1	932.2	773.2
Total net premiums earned	$3,364.6	$2,760.9	$2,337.1
Investments	256.7	208.8	181.7
Total P&C insurance	**$3,621.3**	**$2,969.7**	**$2,518.8**
Corporate and other	27.2	13.6	37.8
Realized investment and other gains	132.4	32.1	2.5
Total Revenue	**$3,780.9**	**$3,015.4**	**$2,559.1**

	Years Ended December 31		
	2004	2003	2002
	(in $ millions)		
Income (loss) before income taxes			
P&C insurance			
Underwriting income (loss)			
Personal insurance	$339.2	$(35.5)	$(63.5)
Commercial insurance	130.8	87.2	36.2
Total underwriting income (loss)	470.0	51.7	(27.3)
Investments	247.0	200.5	173.9
Total P&C insurance	717.0	252.2	146.6
Corporate and other	6.4	(57.3)	(117.9)
Realized investment and other gains	132.4	32.1	2.5
Total income (loss) before income taxes	**$855.8**	**$227.0**	**$31.2**

Premiums written

Direct premiums written increased by 4.2% after the exclusion of Facility Association and Allianz witten premiums which differs from the 3.8% increase in premiums of $3,575.9 million for the year ended December 31, 2004 compared to $3,443.8 million for 2003. The acquisition of Allianz accounted for $59.8 million of the increase in direct written premiums or 1.7%. Net premiums written increased by $642.4 million, or 21.7%, to $3,609.0 million in 2004 compared to $2,966.6 million in 2003. Excluding the impact of the quota share treaty related to a 2001 portfolio purchase which was commuted as of January 1, 2004, net written premiums increased by $72.2 million or 2.2% to $3,423.7 from $3,351.5 million. Net premium written by Allianz for the month of December 2004 accounted for $34.3 million of the increase or 1.1%.

Personal insurance direct premiums written increased by $67.1 million or 2.9% to $2,415.2 million in 2004 compared to $2,348.1 million in 2003. Personal automobile insurance direct premiums experienced a small decrease (0.6%) in 2004 compared to 2003 but excluding the impact of Facility Association the growth was 3.5%. Growth in personal property insurance was favourable at 12.3% in 2004 compared to 2003.

Commercial insurance direct premiums written increased by $65.0 million, or 5.9%, to $1,160.7 million in 2004 compared to $1,095.7 million in 2003. Commercial, non-auto direct premiums written increased by $55.0 million, or 6.8%, in 2004 compared to 2003, and commercial automobile insurance direct premiums written increased by $10.0 million, or 3.4%, in 2004 compared to 2003.

Revenue

Revenue increased by $765.5 million, or 25.4%, to $3,780.9 million for the year ended December 31, 2004 compared to $3,015.4 million for the comparative period in 2003 due to an increase in net premiums earned, realized investments and other gains and investment income.

Net premiums earned increased by $603.7 million, or 21.9%, to $3,364.6 million in 2004 compared to $2,760.9 million in 2003. The 2003 non-recurring ceded premiums of $352.5 million related to a 2001 portfolio purchase quota share treaty, if excluded, would reduce the growth in net premiums earned to 8.1%. The net premium earned for Allianz for the month of December 2004 represents $50.1 million or 1.8% of the growth.

Investment income increased by $53.0 million, or 24.8%, to $267.0 million in 2004 compared to $214.0 million in 2003, which was largely due to the growth in invested assets that resulted from increased profits due to favourable underwriting results and the growth in our premium base. Most of our investment income is earned by the investment portfolios of our insurance subsidiaries. Investment income for those subsidiaries increased by $47.9 million, or 22.9%, to $256.7 million in 2004 from $208.8 million in 2003 due to growth in invested assets. Investment expenses were $9.7 million for 2004 compared to $8.3 million for 2003. The amount of interest and dividends earned during 2004 reflected a $2,148.9 million increase in

the investment portfolio in 2004, due to positive cash flows from our insurance subsidiaries, Allianz investments of $1,061.5 million (which produced income for December) plus the transfer of investments of $665.0 million from reinsurers related to the quota-share treaty commuted as at January 1, 2004.

The average pre-tax yield of our investment segment, excluding realized investment gains and losses, was 5.7% and 5.9% for the year ended December 31, 2004 and 2003, respectively.

Realized investment and other gains increased by $100.3 million to $132.4 million in 2004 compared to $32.1 million in 2003. Included in these realized investment and other gains (losses) for the year ended December 31, 2004 was $6.9 million (2003 — $29.7 million) of losses on the other than temporary write-down of certain equities, including the write-down of mutual fund seed capital invested in our own mutual funds of $1.3 million in 2004 (2003 — $18.0 million). The following table presents realized investment and other gains (losses) for the years ended December 31:

	2004	2003
Fixed Income	$34.6	$36.2
Preferred shares	(6.3)	24.4
Common shares	100.1	(3.2)
Sale of subsidiaries	4.0	(25.3)
Total Realized investment and other gains	**$132.4**	**$32.1**

Commissions and advisory fees, which are commissions earned by our wholly-owned P&C insurance brokers and our broker/dealers, together with fees earned by our mutual fund manager, increased by $8.6 million to $16.9 million in 2004 compared to $8.4 million in 2003.

The income from investments in our P&C insurance brokerage subsidiaries (accounted for using the equity method) is included in investment income and was $8.1 million (2003 — $3.5 million).

Income (Loss) Before Income Taxes

For our P&C insurance operations, income (loss) before income taxes is driven by our underwriting income (loss) and our investment income. Underwriting results reflect the revenues from net premiums earned discussed above, claims and claims adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). Underwriting profitability reached record levels in 2004, reflecting strong market conditions and a favourable claims environment and particularly reduced frequency.

During 2004, direct premiums written assigned to us from the Facility Association totalled $81.8 million compared to $146.6 million in 2003, but generated higher net premiums earned of $109.2 million compared to $101.0 million in 2003 and a swing in underwriting results of $101.5 million to an underwriting income of $35.4 million compared to an underwriting loss of

$66.1 million in 2003. Accordingly, the combined ratio significantly improved from 165.4% in 2003 to 67.6% in 2004.

In addition to the pro rata share of the underwriting result of the Facility Association as noted above, our personal insurance operations acts as one of the servicing carriers for the Facility Association and receives fees to offset expenses of administering policies on behalf of the Facility Association. The expenses of administering these policies are included in the loss adjustment and general expenses of our personal insurance operations. These fees increased by $27.1 million to $69.6 million in 2004 compared to 2003 due to increased premiums processed and a change in methodology by the association, which accelerated the payment of fees.

Underwriting income (loss) from personal insurance in 2004 was $339.2 million, an improvement of $374.8 million compared to a loss of $35.5 million in 2003. This improvement was attributable to a decrease in the claims ratio to 58.7% in 2004 from 73.4% in 2003 due to improved claim costs which benefit from reduced frequency.

Underwriting income from commercial insurance in 2004 was $130.8 million, an increase of $43.5 million compared to $87.2 million in 2003. This increase was primarily due to an improvement in the claims ratio to 51.9% in 2004 from 57.7% in 2003, which was largely attributable to an increase in rates on earned premium and favourable claim frequency.

The table below sets out a breakdown of our expenses for our P&C subsidiaries based on claims and loss adjustment expenses, commissions, premium taxes and general expenses.

	Years Ended December 31		
	2004	2003	2002
	(in $ millions)		
Claims and loss adjustment expenses	$1,905.5	$1,880.8	$1,725.6
Commissions	612.5	482.3	354.1
Premium taxes	116.8	103.3	83.9
General expenses	259.7	242.8	200.9
Total	$2,894.5	$2,709.2	$2,364.4
Claims ratio	56.6%	68.1%	73.8%
Commissions ratio	18.2%	17.5%	15.1%
Premium taxes ratio	3.5%	3.7%	3.6%
General expenses ratio	7.7%	8.8%	8.6%
Combined Ratio	86.0%	98.1%	101.2%

Our claims ratio of 56.6% in 2004 was a significant improvement over the claims ratio of 68.1% for 2003. The frequency of claims in 2004 decreased substantially compared to 2003. Our personal automobile business experienced the most significant improvement with its claims ratio decreasing to 59.8% in 2004 compared to 80.4% in 2003.

For our P&C insurance operations, claims and loss adjustment expenses increased by $24.7 million, or 1.3%, to $1,905.5 million in 2004 compared to $1,880.8 million in 2003.

The majority of expenses, $2,894.5 million or 99.4% of the total expenses of $2,913.4 million for the year ended December 31, 2004, were part of our P&C insurance operations with the remainder comprising our P&C insurance brokers, investment operations, mutual funds and non-recurring charges related to a 2001 portfolio purchase. For the year ended December 31, 2003, $2,709.2 million or 97.6% of the total expenses of $2,775.8 million were part of the P&C insurance operations.

Our expense ratio decreased to 29.4% for 2004 compared to 30.0% for 2003 due to a decrease of 1.1% in the general expense ratio and decreases of 0.2% in the premium taxes ratio offset by a 0.7% increase in the commission ratio.

Commissions increased by $130.2 million, or 27.0%, to $612.5 million in 2004 compared to $482.3 million in 2003 as net premiums earned grew by 21.9% with a corresponding increase in commissions. In addition, our Facility Association business, decreased by 50.1% in 2004 compared to 2003. The remainder of the increase reflects higher profit sharing commissions of $127.2 million for 2004 compared to $69.9 million for 2003 as a result of the positive underwriting performance of all businesses.

Premium taxes increased $13.5 million, or 13.1%, to $116.8 million in 2004 compared to $103.3 million in 2003 due to the increase in net premiums earned during the period.

The general expense ratio to net earned premium decreased by 1.1 percentage points to 7.7% for 2004 compared to 8.8% in 2003. In absolute terms general expenses increased by $16.9 million, or 6.9%, to $259.7 million in 2004 compared to $242.8 million in 2003.

For our non-P&C insurance operations, losses from corporate and other were lower in 2004 than 2003 due mainly to a reduction in expenses related to a 2001 portfolio purchase which totalled $4.3 million in 2004 (2003 — $41.8 million) and consisted of commission expenses of $4.3 million for 2004 (2003 — $25.8 million) and general expenses of nil for 2004 (2003 — $16.0 million).

General expenses of our non-P&C insurance operations other than a 2001 portfolio purchase for 2004 were lower by $5.7 million due to lower expenses in our P&C insurance brokers and mutual funds.

Income Taxes

Income taxes expenses for 2004 was $231.6 million compared to $76.5 million for 2003. This increase was primarily due to higher pre-tax income as a result of increased underwriting profits for the P&C insurance subsidiaries. The significant difference between the statutory rate and the effective rate came from non-taxable investment income, which lowered the tax expense by $42.3 million (2003 — $32.2 million). Although the amount of non-taxable investment income remained substantially the same between 2003 and 2004, the percentage impact of these non-taxable items on the effective tax rate is lower in 2004 because of higher overall underwriting income. Amounts of taxes related to non-deductible expenses and losses for which no tax recovery was recognized has a relatively significant impact on the effective rate in 2003, but did not materially impact the effective rate in 2004 for the same reasons. Note 5 to accompanying consolidated financial statements summarizes the income tax rate reconciliation.

Summary of Quarterly Results

	2004				2003			
	Q4	**Q3**	**Q2**	**Q1**	**Q4**	**Q3**	**Q2**	**Q1**
Direct Premium Written	$883.0	$921.6	$1043.4	$727.8	$851.6	$918.7	$990.2	$683.3
Total Revenues	1,004.7	919.7	900.7	955.8	808.0	777.6	735.3	694.5
Underwriting Income (loss)	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net Income	173.1	163.6	172.4	115.1	24.7	66.7	58.2	0.9
Earnings per Share (in dollars)								
Basic	1.69	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Diluted	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share (1) (in dollars)								
Basic Pro Forma	1.35	1.27	1.34	0.90	0.19	0.52	0.45	0.01
Diluted Pro Forma	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

Note (1) Financial information included in earnings per adjusted share may not be derived from the Company's financial statements and may include non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies. To facilitate comparison between historical and future performance, basic and diluted earnings per adjusted share is calculated as if the 128.5 million common shares outstanding after our reorganization and completion of the IPO were outstanding at the beginning of each of the eight quarters, and as if 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past eight quarters. The calculation includes non-GAAP financial measures, and net income used for the pro forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. By adding the respective quarters, the basic and

diluted pro forma earnings per adjusted share for 2004 would have been $4.86 and $4.67, respectively, an increase of 315.4% and 313.3% over $1.17 and $1.13 for 2003, respectively.

Net income for the fourth quarter of 2004 of $173.1 million was significantly better than the $24.7 million for the comparative period in 2003. Direct written premiums were up $31.4 million or 3.7% in 2004 compared to 2003. The strong underwriting results experienced in the first nine months continued during the fourth quarter plus the addition of Allianz in December added $10.1 million of net income and $59.8 million of direct premiums written and net earned premiums of $50.1 million.

On a segmented basis, both personal and commercial insurance revenues were higher in 2004 than 2003. Both benefited from the addition of Allianz in December as well as the commutation of the quota share treaty increased the net premiums written and earned premiums for 2004. Income before income taxes increased significantly for personal insurance while commercial insurance reported a pre-tax loss of $3.4 million compared to a profit of $28.5 million for 2003.

Corporate and other pre-tax income of $4.0 millon was a strong improvement over an $8.4 million 2003 loss.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. Premium receivables from brokers and policyholders were $163.8 million and $1,076.0 million, respectively, as of December 31, 2004 and $130.8 million and $920.1 million, respectively, for December 31, 2003.

Other receivables consist of amounts due from the Facility Association and other pools, other insurers and other which were $202.8 million, $137.3 million and $62.5 million, respectively, as of December 31, 2004 and $139.0 million, $238.4 million and $19.2 million, respectively, as of December 31, 2003.

Investments

Cash and cash equivalents and investments increased by $2.4 billion or 60.5% to $6.4 billion at December 31, 2004 compared to 2003. The Allianz acquisition added $1,061.5 million and the commutation of a quota share also added $665.0 million.

The following table sets forth our cash and invested assets as at December 31, 2004 and 2003.

	As at December 31, 2004			As at December 31, 2003		
	Book Value ("BV")	% of BV	Fair Value	BV	% of BV	Fair Value
	(in $ millions)					
Cash and cash equivalents	$357.2	5.6%	$357.2	$104.6	2.6%	$104.6
Fixed income securities(1)	3,685.1	57.9%	3,776.5	1,660.4	41.9%	1,690.3
Commercial mortgages	78.7	1.2%	83.3	113.1	2.8%	118.0
Preferred shares	1,069.6	16.8%	1,136.3	1,096.8	27.7%	1,152.1
Common shares(1)	997.7	15.7%	1,077.2	782.4	19.7%	846.1
Other investments	179.3	2.8%	179.3	208.9	5.3%	208.9
Total investments & cash	**$6,367.6**	**100.0%**	**$6,609.8**	**$3,966.2**	**100.0%**	**$4,120.0**

(1) Includes seed capital investment in affiliated mutual funds, carrying value as at December 31, 2004 — $155.0 million (December 31, 2003 — $157.1 million).

Our investment objectives continue to be consistent with the information presented in the prospectus. The weighted average quality ratings of our fixed income and preferred share portfolios as at December 31, 2004 was "AA–" by S&P. Included in the fixed income and preferred share portfolio at that date was approximately $352.9 million of securities with a rating below investment grade or not rated. The average duration of our publicly traded fixed income portfolio was 6.2 years on December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consist of loans to brokers with carrying value of $156.3 million as of December 31, 2004 (December 31, 2003 — $165.5 million), equity investments in brokers with carrying value of $13.4 million as of December 31, 2004 (December 31, 2003 — $14.3 million) and other commercial loans with carrying value of $9.6 million as of December 31, 2004 (December 31, 2003 — $29.1 million).

Claims Liabilities

Net loss reserves included in the consolidated balance sheet at December 31, 2004 increased by 57.5% ($1.3 billion) during 2004 to $3.5 billion. Excluding the effect of the net reserves of the Allianz acquisition completed in 2004 ($680.5 million) and the Quota-Share in 2003 (- $527.9 million), loss reserves increased 2.9% ($81.5 million) during 2004. This was mainly the result of direct earned premium growth being offset by improved frequency, automobile reforms and reduced assumed reserves from statutory automobile pools (e.g. Facility Association). Further, claims liabilities in Canada determined in accordance with accepted actuarial practice, take into

account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the net loss reserves. Contributing to an increase in net loss reserves was the use of a lower discount rate (4.86% average in 2004, excluding Allianz; 5.35% in 2003). The provisions for adverse deviation were set on a basis consistent with 2003.

The following table, which excludes Allianz, shows the development of the provisions for claims reserve including loss adjustment expenses for the 10 most recent accident years, with the estimated amount of each accident year development shown for the subsequent ten years. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the reserves required for claims still open or claims still unreported. We have experienced favourable development for accident years 2003, 1998, 1997, 1996, 1995, 1994 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular relating to automobile insurance in Ontario. The development of all prior accident years during 2004 has been favourable by $70.5 million (3.1%) with every accident year being favourable except for 1999 and 1994 and prior years. This came entirely from automobile, including the automobile pools which also developed favourably, partly offset by adverse development on commercial general liability generated by increased reserves on a few large claims.

Historical Loss Reserve Development

	Accident Year									
	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994 and prior
Reserve Originally Estimated	814.9	711.9	655.3	607.7	557.2	531.2	547.2	493.4	450.2	949.3
Reserve re-estimated as of										
One Year Later	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	410.6	929.0
Two Year Later		721.4	730.6	648.4	578.1	508.9	407.1	441.5	392.3	882.1
Three Year Later			729.6	644.2	607.4	504.2	421.5	445.2	397.7	895.0
Four Year Later				657.4	613.0	518.8	421.9	435.4	396.2	923.5
Five Year Later					614.4	520.1	420.9	433.6	382.7	901.9
Six Year Later						517.5	426.3	432.0	383.9	884.7
Seven Year Later							424.6	417.9	388.3	875.2
Eight Year Later								414.4	392.6	873.4
Nine Year Later									387.8	881.7
Ten Year Later										895.1
Cumulative deficiency (redundancy)	(64.9)	9.5	74.2	49.6	57.3	(13.7)	(122.6)	(79.0)	(62.4)	(54.1)
	(8.0 %)	1.3 %	11.3 %	8.2 %	10.3 %	(2.6 %)	(22.4 %)	(16.0 %)	(13.9 %)	(5.7 %)
Development during 2004	(64.9)	(0.2)	(1.0)	(6.8)	1.5	(2.6)	(1.7)	(3.5)	(4.8)	13.5
	(8.0 %)	(0.0 %)	(0.2 %)	(1.1 %)	0.3 %	(0.5 %)	(0.3 %)	(0.7 %)	(1.1 %)	1.4 %

At the time of the acquisition of Allianz and Trafalgar, the acquired net loss reserves were adjusted to bring them on a consistent basis with the other insurance subsidiaries of the Company following a number of internal and independent reviews. The recorded adjustments were in the magnitude of $70 million (approximately $50 million of losses incurred but not reported, $10 million of unallocated loss adjustment expenses and $10 million of provision for adverse development). Also, a new quota share reinsurance treaty was put in place with Allianz Global Risk Rückversicherungs-AG to cede the run-off of the business that has not been acquired by the Company. This quota share is expected to remain in place until a transfer and assumption of that business which is expected to receive regulatory approval in the first half of 2005.

Reinsurance

Our primary reinsurer is ING Re (which is not licensed in Canada) representing 3.9% and 84.1% of our reinsurers' share of policy liabilities as at December 31, 2004 and 2003, respectively. The decrease in 2004 was due to the commutation of the quota share treaty related to the 2001 portfolio purchase. As part of the Allianz transaction relating to the AGR Business, there are assumed and ceded policy liabilities of $13.0 million and $447.0 million respectively. These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. In addition, we have reinsurance treaties with several

unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third party reinsurers has immaterial amounts of reinsurance payable to us.

In 2004, for multi-risk events or catastrophes, our retention is $5.0 million with a reinsurance coverage limit of $1.2 billion. For 2004, we have also retained 10% of the exposure from $12.5 million to $600.0 million. For 2005 we have increased our retention to $17.5 million with a limit of $1.2 billion with 10% retention from $25.0 million to $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured, because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. At December 31, 2004, we were the assigned beneficiary of such trust accounts totalling $458.7 million (December 31, 2003 — $923.9 million) in guarantees from unlicensed reinsurers. These amounts included $56.2 million as at December 31, 2004 (December 31, 2003 — $922.6 million) from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $349.5 million as at December 31, 2004 (December 31, 2003 — $761.3 million) and can be accessed if these reinsurers are unable to meet their obligations. The majority of the change in the trust accounts amount from December 31, 2003 to December 31, 2004 relates to the commutation of the reinsurance arrangements related to a 2001 portfolio purchase and AGR business.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed in our prospectus on pages 67 to 69. There are no new critical accounting estimates or assumptions to disclose beyond those included in our prospectus. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and therefore could change and impact future results.

Changes in Accounting Policies including initial Adoption

As disclosed in our unaudited interim consolidated financial statements included in our prospectus on pages F11 to F18, the Company adopted effective January 1, 2004 on a prospective basis the recommendations of The Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee relating to derivatives (EIC-128). This change does not have any significant effect on our financial statements.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash provided from operations was $1,386.9 million in 2004 and $572.0 million in 2003. In addition we have an uncommitted revolving facility with a Canadian chartered bank of $50 million, none of which was drawn at December 31, 2004 or at the date of preparation of this document. We are not currently planning to make any significant capital expenditures.

During 2004, we repaid a $22.0 million credit facility with a Canadian chartered bank which was fully drawn and a $75.0 million loan from an affiliate. The completion of the IPO described previously strengthened our capital base and provided resources to repay debt, including a $200 million bridge loan used to acquire Allianz. In addition, the preferred shares in the amount of $259.1 million held by ING Insurance International B.V. were redeemed for a note payable which had a outstanding balance of $129.2 million at December 31, 2004. This note was repaid in January 2005 from the proceeds of the over-allotment option reducing our debt outstanding to $127.0 million. See Note 8 of the accompanying consolidated financial statements.

As at December 31, 2004 the Company is adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $442.3 million in excess of the minimum supervisory target of 150% as calculated under the Minimum Capital Test at December 31, 2004 compared to $315.6 million at December 31, 2003. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations the total amount of dividends available for payment from our subsidiaries during 2005 is $528.1 million plus any 2005 savings.

The Board of Directors of the Company has declared a quarterly cash dividend of 16.25 cents per common share (for a total payout of $21.7 million) payable on March 31, 2005 to shareholders of record on March 21, 2005. This dividend represents 2.5% of the IPO share price on an annualized basis.

Transactions with Related Parties

We entered into transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations. Accordingly, they are measured at cost, which approximates fair value. See "Relationship with ING Groep" and "Interest of Management and Others in Material Transactions" as presented in our prospectus.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS AT DECEMBER 31, 2004 AND 2003

UNAUDITED INTERIM CONSOLIDATED BALANCE SHEETS

(All amounts in thousands of dollars)	December 31 2004	December 31 2003
ASSETS		
Cash and cash equivalents	$ 357,213	$ 104,659
Investments (Note 2)	6,010,405	3,861,546
Accrued investment income	43,266	24,672
Premium and other receivables	1,642,362	1,447,590
Reinsurers' share of unpaid claims and adjustment expenses (Note 4)	687,201	696,123
Reinsurers' share of unearned premiums (Note 4)	78,199	206,649
Deferred acquisition costs	389,688	324,860
Income taxes receivable	2,591	-
Other assets	127,543	111,435
Long-term investments (Note 6)	48,108	48,517
Future income taxes	148,488	36,372
Intangible assets	36,944	-
Goodwill	91,116	44,362
	$9,663,124	$6,906,785
LIABILITIES		
Payables and other liabilities	$ 669,604	$ 442,195
Due to affiliated companies	3,025	19,054
Income taxes payable	100,913	65,335
Unpaid claims and adjustment expenses (Note 4)	4,222,961	2,941,978
Unearned premiums (Note 4)	2,340,997	1,914,342
Unearned reinsurance commissions	9,785	51,727
Debt outstanding (Note 8)	256,230	483,082
	$7,603,515	$5,917,713
SHAREHOLDERS' EQUITY		
Share capital (Note 9)	$1,052,290	$ 605,905
Contributed surplus	83,336	83,336
Retained earnings	923,983	299,831
	$2,059,609	$ 989,072
	$9,663,124	$6,906,785

See accompanying notes

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

(All amounts in thousands of dollars except for per share amounts)	Three months ended December 31		Years ended December 31	
	2004	2003	2004	2003
Direct premiums written	$ 883,010	$ 851,570	$3,575,900	$3,443,765
Net premiums written	866,839	731,145	3,608,990	2,966,609
REVENUE				
Net premiums earned	888,215	731,854	3,364,563	2,760,897
Investment income	75,251	57,273	267,000	213,973
Realized investment and other gains	36,332	16,300	132,418	32,134
Commission and advisory fees	4,919	2,589	16,905	8,355
	$1,004,717	808,016	$3,780,886	$3,015,359
EXPENSES				
Claims and loss adjustment expenses	498,142	536,421	1,905,545	1,880,825
Commissions	170,583	116,800	614,379	510,174
Premium taxes	30,633	31,079	116,794	103,261
General expenses	72,516	72,897	276,681	281,584
	$ 771,874	$ 757,197	$2,913,399	$2,775,844
Interest on debt outstanding	3,108	3,046	11,715	12,550
INCOME BEFORE INCOME TAXES	229,735	47,773	855,772	226,965
Income taxes (Note 5)	56,662	23,040	231,620	76,478
NET INCOME	$ 173,073	$ 24,733	$ 624,152	$ 150,487
Earnings per share (Note 10)				
Basic	$1.69	$0.26	$6.51	$1.61
Diluted	$1.67	$0.26	$6.49	$1.61

See accompanying notes

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(All amounts in thousands of dollars)	December 31 2004	December 31 2003
Common shares		
Balance, beginning of year	$ 605,905	$ 605,905
Capital issued (Notes 1 and 9)	906,880	-
Reduction of capital (Notes 1 and 9)	(428,684)	-
Share issuance costs, net of income taxes	(31,811)	-
Balance, end of year	1,052,290	605,905
Contributed surplus		
Balance, beginning and end of year	83,336	83,336
Retained earnings		
Balance, beginning of year	299,831	149,344
Net income	624,152	150,487
Balance, end of year	$ 923,983	$ 299,831
TOTAL SHAREHOLDERS' EQUITY	$2,059,609	$ 989,072

See accompanying notes

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts in thousands of dollars)	Three months ended December 31		Years ended December 31	
	2004	2003	2004	2003
OPERATING ACTIVITIES				
Net income	$ 173,073	$ 24,733	$ 624,152	$ 150,487
Adjustments to determine cash provided by operating activities:				
Amortization of property and equipment	3,582	4,114	12,685	14,332
Amortization of intangible assets	305	-	305	-
Amortization of premiums and discounts on fixed income securities	4,873	9,967	19,224	19,318
Net income from long-term investments	(2,687)	(2,257)	(8,098)	(3,528)
Realized investment and other gains	(36,332)	(16,300)	(132,418)	(32,134)
Deferred acquisition costs, net	3,405	(299)	(64,571)	(32,093)
Future income taxes, net	(49,943)	(2,892)	(38,135)	(4,330)
Unpaid claims and adjustment expenses, net	(21,067)	80,548	573,537	234,644
Unearned premiums, net	(58,757)	(715)	244,427	205,711
Non-controlling interest	-	(16)	-	-
Changes in other operating assets and liabilities	84,405	107,011	155,756	19,598
Cash provided by operating activities	100,857	203,894	$ 1,386,864	$ 572,005
INVESTING ACTIVITIES				
Proceeds from sale of investments	3,161,027	1,799,163	10,743,137	7,270,313
Purchase of investments	(3,028,484)	(2,029,948)	(11,721,330)	(7,819,206)
Purchase of property and equipment, net	(7,589)	(48)	(14,215)	(8,024)
Proceeds from sale of long-term investments and assets held for resale, net	(18,384)	3,391	6,615	40,833
Net cash used in the acquisition of Allianz	(359,312)	-	(359,312)	-
Cash used in investing activities	$ (252,742)	$ (227,442)	$(1,345,105)	$ (516,084)

FINANCING ACTIVITIES

Dividends received	5,674	1,589	7,795	4,085
Debt repayment	(204,852)	(19,400)	(226,852)	(19,400)
Proceeds from capital issuance	906,880	-	906,880	-
Share issuance costs	(48,344)	-	(48,344)	-
Reduction of capital	(428,684)	-	(428,684)	-
Cash provided by (used in) financing activities	$ 230,674	$ (17,811)	$ 210,795	$ (15,315)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	78,789	(41,359)	$ 252,554	$ 40,606
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	278,424	146,018	104,659	64,053
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 357,213	$ 104,659	$ 357,213	$ 104,659

SUPPLEMENTAL CASH FLOW INFORMATION :

Income taxes paid (recovered)	$ 125,752	$ (9,534)	$ 243,781	$ (15,916)
Interest paid on debt outstanding	2,016	799	13,433	11,769

See accompanying notes

1. Basis of presentation

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), using the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2003 as disclosed on pages F-25 to F-27 in our prospectus filed on December 9, 2004, except as follows. The Company adopted effective January 1, 2004 on a prospective basis the recommendations of The Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee relating to derivatives (EIC-128). This change does not have any significant effect. These financial statements do not conform in all respects with disclosures required for annual financial statements and should be read in conjunction with the foregoing Company's audited consolidated financial statements for the year ended December 31, 2003 in our prospectus. The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported amounts of revenue and expenses for the year, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which they are determined.

ING Canada Inc. (the "Company") was incorporated under the *Canada Business Corporations Act*. The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada, The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Belair Insurance Company Inc. and Equisure Financial Network Inc., as well as those subsidiaries acquired in 2004 being Allianz of Canada, Inc. ("Allianz") and its principal subsidiaries, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada and Canada Brokerlink Inc. (note 11).

The Company is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of the amalgamating companies had always been amalgamated. Immediately prior to the amalgamation, the share capital of ING Canada Holdings Inc. was reduced and all of the previously issued and outstanding preferred shares were redeemed in exchange for promissory notes in the aggregate principal amount of $687,766.

The Company completed an initial public offering on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858,536, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement for the prospectus, an over-allotment option was granted that was exercised subsequent to December 31, 2004 for which 5,232,000 shares were issued and net proceeds were received of $129,230 (note 13).

Subsequent to the closing of the offering, ING Groep both as a shareholder of common shares and the special share (Note 9) and a party to the Co-Operation Agreement has significant influence over the ongoing business and operation of the Company. The Co-Operation Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

2. Investment information

Tables 2.1 and 2.2 reflect the Company's fixed income securities and preferred shares classified by type of issuer and investment grade.

Table 2.1

	2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities (a)	**$3,685,099**	**$3,776,547**	**$ 93,535**	**$ 2,087**
Investment grade				
Government and government guaranteed	1,791,377	1,840,483	-	-
Corporate	1,187,346	1,220,931	-	-
Asset-backed	523,381	531,900	-	-
Below investment grade	182,995	183,233		
Mortgage loans	**78,699**	**83,287**	**4,588**	**-**
Preferred shares	**1,069,629**	**1,136,337**	**69,740**	**3,032**
Investment grade	885,311	936,359	-	-
Below investment grade	184,318	199,978	-	-
Common shares (b)	**997,707**	**1,077,195**	**90,622**	**11,134**
Other investments (c)	**179,271**	**179,271**	**-**	**-**
	$6,010,405	**$6,252,637**	**$258,485**	**$16,253**

Table 2.2

	2003			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities (a)	**$1,660,408**	**$1,690,317**	**$ 31,829**	**$ 1,920**
Investment grade				
Government and government guaranteed	960,680	974,841	-	-
Corporate	430,081	441,635	-	-
Asset-backed	217,125	221,071	-	-
Below investment grade	52,522	52,770	-	-
Mortgage loans	**113,052**	**117,949**	**4,897**	**-**
Preferred shares	**1,096,835**	**1,152,060**	**59,423**	**4,198**
Investment grade	911,051	948,443	-	-
Below investment grade	185,784	203,617	-	-
Common shares (b)	**782,369**	**846,137**	**75,177**	**11,409**
Other investments (c)	**208,882**	**208,882**	**-**	**-**
	$3,861,546	**$4,015,345**	**$171,326**	**$17,527**

(a) Fixed income securities include private placements and fixed income units of ING Funds. The book value of the private placements was $38,764 at December 31, 2004 (2003 - $45,240). The book value of the fixed income units was $16,318 at December 31, 2004 (2003 - $16,318).

(b) Common shares include equity units of ING Funds. The book value of these units was $138,730 at December 31, 2004 (2003 - $140,776).

(c) Other investments include loans and strategic investments.

Impairments for the three months ended December 31, 2004 were $6,116 (2003 - $5,117) and for the year ended December 31, 2004 were $6,950 (2003 - $29,673).

Table 2.3 summarizes the Company's long and short positions under the market neutral strategy.

Table 2.3	2004		2003	
	Book value	Fair value	Book value	Fair value
Long positions	$41,266	$42,082	$24,414	$25,983
Short positions	(38,035)	(41,587)	(25,693)	(26,117)

The Company provides collateral as security for funds received pursuant to the sale of short securities. At December 31, 2004, the book value of the collateral was $39,641 (2003 - $25,057).

3. Derivative financial instruments information

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1	2004			2003		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$39,680	$ -	$39	$ 47,889	$ -	$ 236
Forwards bought	540	-	-	2,759	14	-
Cash flow risk						
Interest rate swap	-	-	-	75,000	-	1,096
Foreign exchange swaps	14,972	2,406	-	18,985	1,206	-
	$55,192	$2,406	$39	$144,633	$1,220	$1,332

Table 3.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 3.2	2004			2003		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$40,220	$ -	$ -	$ 50,648	$ -	$ -
Interest rate swap	-	-	-	75,000	-	-
Foreign exchange swaps	-	6,468	8,504	972	4,320	13,693
	$40,220	$6,468	$8,504	$126,620	$4,320	$13,693

4. Policy liabilities

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Provision for unpaid claims and adjustment expenses

Table 4.1		2004			2003	
	Direct	Assumed	Ceded	Direct	Assumed	Ceded
Auto : liability	$1,850,330	$ -	$ 77,039	$1,376,562	-	$290,154
Auto : personal accident	770,297	-	32,153	622,975	-	173,461
Auto : other	101,582	-	161	103,611	-	75,385
Property	610,309	1,827	314,450	295,225	-	75,050
Liability	818,824	763	199,007	535,691	-	80,606
Other	58,692	10,337	64,391	7,914	-	1,467
	$4,210,034	$12,927	$687,201	$2,941,978	-	$696,123

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claim frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The provision for unpaid claims and adjustment expenses is reduced by $359,948 (2003 - $229,841) on a net basis to take into account the time value of money using a rate of 4.80% (2003 – 5.35%) on underlying claim settlement patterns. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The aggregate impact of the provision for adverse deviation is to increase the provision for unpaid claims and adjustment expenses on a net basis by $410,634 (2003 - $235,768). The Company considers that the fair value of unpaid claims and adjustment expenses approximates their book value.

Provision for unearned premiums

Table 4.2	2004			2003		
	Direct	Assumed	Ceded	Direct	Assumed	Ceded
Auto : liability	$ 620,387	$ 50	$ 3,108	$ 510,620	-	$ 63,974
Auto : personal accident	198,619	-	665	181,837	-	35,526
Auto : other	547,998	-	908	461,776	-	44,396
Property	764,420	3,259	40,099	608,261	-	49,727
Liability	167,253	2,394	14,838	128,331	-	5,147
Other	36,386	251	18,581	23,517	-	7,879
	$2,335,043	$5,954	$78,199	$1,914,342	-	$206,649

The provision for unearned premiums is calculated on a pro rata basis, from the unexpired portion of the premiums written and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates. The Company considers that the fair value of unearned premiums approximates their book value.

5. Income taxes

Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory rates to consolidated income before taxes for the following reasons :

Table 5.1	Three months ended December 31		Years ended December 31	
	2004	2003	2004	2003
Income tax expense calculated at statutory rates	34.6%	35.4%	34.3%	35.2%
Increase (decrease) resulting from :				
Non-taxable dividends	(4.4)%	(22.6)%	(3.8)%	(14.2)%
Tax on large corporations	-	3.1%	-	1.8%
Non-deductible accounting write-down	(0.2)%	(5.4)%	-	1.3%
(Recovery) benefit of losses not recorded	(1.3)%	18.2%	-	3.9%
Non-taxable portion of capital gains	(0.9)%	0.0%	(1.1)%	-
Non-deductible expenses	(1.6)%	14.4%	0.7%	4.8%
Valuation allowance	-	14.0%	-	2.9%
Other (net)	(1.5)%	(8.9)%	(3.0)%	(2.0)%
Income tax expense	24.7%	48.2%	27.1%	33.7%

6. Long-term investments

The Company disposed of its investment in IPC Financial Network Inc. in May, 2004 for proceeds of approximately $26,700 for an after-tax gain of $19,900.

7. Pension plan information

The Company recorded a pension benefit of $407 for the three months ended December 31, 2004 (2003 - $1,143) and $1,623 for the year ended December 31, 2004 (2003 - $4,567).

8. Debt outstanding

Table 8.1 summarizes the Company's loans and lines of credit.

Table 8.1

Issuer	Maturity		Rate	2004	2003
ING Verzekeringen, N.V.	August 27, 2006		6.27%	$127,000	$127,000
ING Verzekeringen, N.V.		(a)	LIBOR + 8 Bp.	-	75,000
ING Insurance International, N.V.		(b)	-	-	259,082
ING Insurance International, N.V.		(c)	-	129,230	-
Royal Bank of Canada		(d)	-	-	22,000
Royal Bank of Canada		(e)	-	-	-
				$256,230	$483,082

(a) Renewable for successive periods of three months for an undetermined period of time, but at least until January 23, 2006.

(b) The 25,908,200 preferred shares were redeemed at their book value prior to the amalgamation in consideration of a non-interest bearing promissory note. These preferred shares were presented as a liability, as they were redeemable at the option of the holder.

(c) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 13).

(d) Revolving credit facility with renewal for successive periods of three months until January 23, 2006. The revolving facility was repaid in full and cancelled during 2004.

(e) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

9. Share capital

Prior to the amalgamation (note 1), the Company's share capital for the existing 141,569 common shares was reduced by an amount of $428,684.

As a result of the amalgamation, the Company's share capital consisted of the following :

(i) An unlimited amount of shares of one class designated as common shares of which 93,620,000 were issued as a result of the conversion of the 141,569 common shares;
(ii) An unlimited number of a second class designated as Class "A" shares, and;
(iii) One share of a third class designated as the Special Share which is convertible into one common share. The beneficial owner of the special share, is entitled to nominate and elect a certain number of directors to the board and appoint the chief executive officer as determined by the number of common shares that the holder of the special share beneficially owns.

Upon the closing of the initial public offering, 34,880,000 common shares were issued at a price of $26.00 per share.

Table 9.1 summarizes the Company's share capital.

Table 9.1	2004			2003		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount $	Authorized (shares)	Issued and outstanding (shares)	Amount $
Common	Unlimited	128,500,000	$1,052,290	Unlimited	141,569	$605,905
Class A	Unlimited	-	-	n/a	n/a	n/a
Special	One	1	-	n/a	n/a	n/a
			$1,052,290			$605,905

10. Earnings per share

Table 10.1	Three months ended December 31 2004	Three months ended December 31 2003	Years ended December 31 2004	Years ended December 31 2003[1]
Basic earnings per share				
Net income available to common shareholders	$173,073	$24,733	$624,152	$150,487
Average number of common shares (in thousands)	102,340	93,620	95,818	93,620
Basic earnings per share	$1.69	$0.26	$6.51	$1.61
Diluted earnings per share				
Net income available to common shareholders	$173,073	$24,733	$624,152	$150,487
Net interest income on proceeds of over-allotment option	114	-	114	-
Adjusted net income available to common shareholders	$173,187	$24,733	$624,266	$150,487
Average number of common shares (in thousands)	102,340	93,620	95,818	93,620
Common shares granted in over-allotment[2] (in thousands)	1,308	-	330	-
Average number of diluted common shares	103,648	93,620	96,148	93,620
Diluted earnings per share	$1.67	$0.26	$6.49	$1.61

(1) For comparative purposes, the number of common shares in 2003 reflects the reorganization of capital which occurred in 2004 (Note 9).

(2) Note 13.

11. Acquisitions

Acquisition of Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada as described below. The transaction was effective November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statements of income for the three months and the year ended December 31, 2004. Pursuant to the purchase agreement :

i) The Company acquired all of the issued and outstanding shares of Allianz.

ii) The Company purchased a certain debt of Allianz of $91,000.

iii) The Company completed the transaction for cash consideration of $279,000 for the shares of Allianz. The purchase price was funded by existing investments and a bridge loan from a Canadian chartered bank. The bridge loan was repaid in full following the initial public offering.

iv) A series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed in 2005. Until regulatory approval is obtained for the Restructuring the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated statements of income of the Company.

Table 11.1 presents the allocation of the purchase price.

Table 11.1	
Purchase equation	
Purchase price	$370,000
Less: Cash consideration for loan purchased	(91,062)
Cash consideration for shares	278,938
Add: Transaction costs	4,500
Net balance sheet assets acquired	283,438
Less: Fair value of net tangible assets acquired	(199,435)
Excess	$ 84,003
Fair value of the net tangible assets	
Book value of Allianz	$328,226
Less: Fair value adjustments	(127,013)
Less: Integration costs (1)	(34,518)
Add: Future income taxes on the foregoing	32,740
Fair value of net tangible assets acquired	$199,435
Allocation of excess	
Intangible assets – customer lists and rights to offer renewal	$ 37,249
Goodwill	46,754
Net intangible assets and goodwill	$ 84,003

(1) Integration costs represent amounts to be incurred related to the integration of the operations of Allianz over the next twelve to eighteen months and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

Table 11.2 presents selected items of Allianz' balance sheet at fair value at the date of acquisition.

Table 11.2

Cash and cash equivalents	$ 15,188
Investments	1,061,513
Reinsurers' share of unpaid claims and adjustment expenses	505,188
Reinsurers' share of unearned premiums	58,476
Deferred acquisition costs	47,606
Goodwill and intangible assets (1)	84,003
Unpaid claims and adjustment expenses	(1,221,556)
Unearned premiums	(369,154)
Total assets	2,115,432
Total liabilities	(1,831,994)
Shareholder's equity	(283,438)

(1) Intangible assets are amortized on a straight-line basis over ten years.

12. Segmented information

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include the corporate and other activities, as well as realized investment gains. The corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of the net income from long-term investments and expenses related to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

Table 12.1	Three months ended December 31		Years ended December 31	
	2004	2003	2004	2003
Revenues				
Property and casualty insurance				
Personal insurance	$ 622,143	$485,117	$2,343,448	$1,828,682
Commercial insurance	266,072	246,737	1,021,115	932,215
Investment	73,261	54,732	256,692	208,786
Total property and casualty insurance	**961,476**	**786,586**	**3,621,255**	**2,969,683**
Corporate and other	6,909	5,130	27,213	13,542
Realized investment and other gains	36,332	16,300	132,418	32,134
Total revenues	**$1,004,717**	**$808,016**	**$3,780,886**	**$3,015,359**
Income before income taxes				
Property and casualty insurance				
Personal insurance	121,735	(26,854)	339,228	(35,556)
Commercial insurance	(3,384)	13,513	130,802	87,241
Investment	71,039	53,256	246,964	200,500
Total property and casualty insurance	**189,390**	**39,915**	**716,994**	**252,185**
Corporate and other	4,013	(8,458)	6,360	(57,354)
Realized investment and other gains	36,332	16,300	132,418	32,134
Total income before taxes	**229,735**	**47,757**	**855,772**	**226,965**
Assets				
Property and casualty insurance	9,230,609	6,731,359	9,230,609	6,731,359
Corporate and other	432,515	175,426	432,515	175,426
Total assets	**$9,663,124**	**$6,906,785**	**$9,663,124**	**$6,906,785**
Goodwill acquired during the period				
Property and casualty insurance	$ 35,525	-	$ 35,525	-
Corporate and other	14,229	-	14,229	-
Total goodwill acquired during the period	**$ 46,754**		**$ 46,754**	

13. Subsequent events

Pursuant to the initial public offering, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005 for net proceeds of $129,230.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward looking statements. Forward looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law."

Press enquiries:
Gilles Gratton - Director, Corporate Communications, Tel: 416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch - Investor Relations Consultant, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

ING

NEWS RELEASE

Toronto, ON – May 12, 2005

ING CANADA REPORTS FIRST QUARTER RESULTS

ING Canada Inc. (TSX: IIC.LV) reported net income of $158.5 million for the quarter ended March 31, 2005, up from $115.1 million in the same period of the preceding year. Revenue for the first quarter also increased to $1,099 million, up 15% from $956 million in the corresponding quarter of 2004.

Basic and diluted earnings per share for the first quarter of 2005 amounted to $1.19 compared to $1.23 for the corresponding period in 2004. The decrease reflects the higher number of shares outstanding following the December 2004 IPO. Earnings per adjusted share on a diluted basis for the quarter amounted to $1.19 compared to $0.86 in the corresponding period of 2004. The earnings per adjusted share figures were computed as if the number of shares issued and outstanding as a result of the recent IPO were identical in the first quarters of 2004 and 2005.

ING Canada also announced that it has declared a quarterly dividend of 16.25 cents per share on its outstanding common shares, payable on June 30, 2005 to shareholders of record on June 20, 2005.

Claude Dussault, President and CEO said: "Results for the first quarter reflect the positive impact made by the acquisition of Allianz Canada on our revenues as well as a positive contribution to earnings. In addition, we achieved organic growth by increasing the number of insured risks by 4.7%, which partially offset the impact of an average reduction of 9% in our auto insurance premium rates from the first quarter of last year."

"All lines of business continued to perform well during the quarter. However, the improvement was driven by auto insurance. Reduced claim frequencies, favourable reserve developments as well as improvement in the year over year results of the Facility Association contributed positively to our results."

Current Outlook

- The performance of the P&C industry will continue to be impacted by regulatory changes to automobile insurance. Sustainability of the cost containment measures adopted as well as the ongoing rate reductions will be key drivers of our performance in the short term. Furthermore, the lower automobile claim frequencies observed in the last 15 months will either return to normal levels or competitive pressures will lead to further premium reductions in the coming 24 months.

- Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will accelerate competition in commercial insurance. Furthermore, increases in non-residential construction costs will put additional pressure on underwriting margins.

- Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels.

Financial Summary

	2005 Q1	2004 Q1	Change
Direct Premiums Written ($ million)	821.9	727.8	13%
Underwriting Income ($ million)	114.9	43.4	165%
Net income ($ million)	158.5	115.1	38%
Earnings per share (in dollars)* Basic and diluted	1.19	1.23	-3%
Earnings per adjusted share (in dollars)** Basic pro-forma	1.19	0.90	32%
Earnings per adjusted share (in dollars)** Diluted pro-forma	1.19	0.86	38%
Return on equity, for the last 12 months	38.9%	27.2%	11.7
Return on equity for Q1 annualized	28.9%	44.0%	-15.1
Combined ratio	88.1%	94.7%	6.6

*Earnings per share figures were determined under Canadian generally accepted accounting principles, taking into account the lower number of shares outstanding in 2004 prior to the December IPO.

** Each of the basic and diluted earnings per adjusted share are calculated on a pro-forma basis as if the 128.5 million and 133.7 million shares issued following the December 2004 IPO and the January 2005 exercise of the over-allotment option, respectively, were outstanding at the beginning of the first quarters of 2004 and 2005. However, these figures have not been adjusted to reflect the potential effect of the use of proceeds on the investment income for the first quarter of 2004.

Financial Highlights

- Revenue for the first quarter increased by 15% to $1,099 million from $956 million in the corresponding quarter of the previous year. Net premiums earned increased by $150.2 million. Investment income increased by $13.5 million as a result of the growth in invested assets. However, realized gains on the sale of investments decreased by $29.3 million reflecting the unusual gains realized in the first quarter of 2004 upon the commutation of a quota share treaty.

- Total income before income taxes for the quarter increased to $228.6 million from $170.4 million in the first quarter of 2004. Net income for the quarter amounted to $158.5 million compared to $115.1 million in the corresponding quarter in 2004.

- Shareholders' equity increased during the quarter by 13% to reach $2,328 million on March 31 as a result of the improvement in net income and the exercise of the over-allotment option in January from our initial public offering that was used to reduce debt. As a result, the debt to total capital ratio decreased from 11.1% at December 31, 2004 to 5.2% at March 31, 2005.

Business Highlights

- Direct written premiums increased by 12.9% during the quarter to reach $821.9 million. The growth in direct written premiums is attributable to the Allianz acquisition, which accounted for $134.9 million of the increase. Despite an increase of 4.7% in the number of insured risks, excluding Allianz, direct written premiums decreased by $40.8 million as a result of lower premiums from industry pools, significant rate reductions in personal automobile and a shift towards smaller accounts in commercial insurance.

- Underwriting income for the quarter increased to $114.9 million from $43.4 million in the corresponding period of 2004 as the improved claim experience of the last nine months of 2004 continued during the quarter. On a year-to-year basis, the claims ratio improved by 7.9 percentage points to 58.6% in the first three months of the year. However, the expense ratio increased by 1.3 percentage points as a result of the expenses related to the acquisition of Allianz and lower revenues earned for our role as a servicing carrier for the Facility Association.

- As in previous quarters, the improvement continued to be more pronounced in personal lines, where we recorded underwriting income of $80.4 million. The positive change was driven mainly by automobile insurance, which benefited from continuing reductions in claim frequencies, favourable reserve developments and better Facility Association results. During the quarter, the combined ratio for personal lines dropped to 88.1% from 96.0% in the corresponding quarter of 2004.

- Our commercial lines continued to improve, generating underwriting income of $34.5 million. Our combined ratio improved by 3.5 percentage points to reach 88.2%.

Corporate developments

- On January 13, 2005, the company announced that the underwriters of its recently completed initial public offering had exercised their over-allotment option in full which resulted in additional net proceeds of $129.2 million, which was used to repay debt.

- The integration of the Allianz operations, acquired in December of last year, was well underway at the end of the quarter with approximately 80% of Allianz's employees being in the process of assuming positions within the organization. Commencing March 1st, 2005, a number of Allianz customers were offered ING products at the expiration of their policies.

- During the first quarter of 2005, ING Canada also announced an agreement to merge thirteen ING Funds with those of a major investment company and the sale of one of its funds to the same investment company. These transactions will take place in the third quarter of this year. The five remaining ING Funds will be terminated.

- On April 14, 2005, the Autorité des marchés financiers (AMF), the regulatory agency that supervises the financial services sector in the Province of Quebec announced that it had launched three investigations in the insurance industry and that over 70 businesses – insurers, related companies and brokerages – will be investigated. According to the AMF, the investigations focus primarily on transparency and the disclosure to consumers of business ties between insurers and brokers, the appearance of conflicts of interest and commercial practices. As part of these industry-wide investigations, we expect to receive a formal request to provide information to the AMF. We intend to cooperate with the AMF in its current investigation.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 am EDT. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com. Click on "Investor Relations" and then "Quarterly Reports"
The conference call is also available by dialing 617-614-3474 or 1-800-706-7749 (toll free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A playback of the call will be available starting at 12:00 pm EDT on May 12 through 5:00 pm EDT on May 19. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll free in North America). The passcode is 99579540. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in Canada. ING Canada's principal insurance products are automobile, property and liability insurance, which it provides primarily to individuals and small to medium sized businesses through its insurance subsidiaries across Canada.

MANAGEMENT DISCUSSION AND ANALYSIS

May 12, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included in the Company's 2004 Annual Report to Shareholders. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not reconcile due to rounding.

Current Outlook

We believe that several key factors will affect the P&C insurance industry in the next twelve to twenty-four months.

Given the importance of automobile insurance, provincial regulatory changes affecting this line of business are expected to continue to impact the performance of the P&C insurance industry. Based on the experience to date, the various reforms have been effective at containing and stabilizing claims costs. As a result, product availability and affordability is being restored. Sustainability of the cost containment measures as well as ongoing rate reductions will be the key drivers in the short term.

The lower automobile claim frequencies observed in 2004 and in the first quarter of 2005 will either return to normal levels or competitive pressure will lead to further premium reductions in the coming twenty-four months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance. Furthermore, increases in non-residential construction costs will put additional pressure on underwriting margins in commercial insurance.

Consequently, the industry's growth rates for the next twelve to twenty-four months are likely to be below historical levels. We also expect that underwriting results will not remain at such favourable levels.

Overall Performance

Net income of $158.5 million for the quarter ended March 31, 2005 represents an increase of $43.4 million, or 37.7%, compared to net income of $115.1 million for the first quarter of 2004. These results were better due to improved underwriting results, including historically low claims ratios in most lines of business, as well as the favourable impact of the Allianz acquisition.

Shareholders' equity increased by $268.6 million or 13.0% to $2,328.2 million at March 31, 2005. In addition to the net income of $158.5 million, the exercise of the over-allotment option in January 2005 from our initial public offering ("IPO") in December generated an increase in shareholders'

equity of $131.6 million of which $129.2 million was used to repay debt. A quarterly dividend of $21.7 million was also paid, reducing shareholders' equity.

The summary financial data set forth in the following tables has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and has been derived from our consolidated interim financial statements for the three months ended March 31, 2005 and 2004.

(in millions of dollars)	Three months ended March 31	
	2005	2004
Direct premiums written	$821.9	$727.8
Total revenue	1,098.8	955.6
Underwriting income	114.9	43.4
Net income	158.5	115.1
Earnings per share (in dollars)		
Basic and Diluted	1.19	1.23

(in millions of dollars)	As at March 31 2005	As at December 31 2004
Investments	$5,894.5	$6,010.4
Total assets	9,386.7	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,328.2	2,059.6

The following table shows our selected financial ratios and Return on Equity ('ROE") data.

	Three months ended March 31	
	2005	2004
Claims ratio	58.6%	66.5%
Expense ratio	29.5%	28.2%
Combined ratio	88.1%	94.7%
ROE(1)	38.9%	27.2%
ROE of our P&C insurance subsidiaries(2)	36.8%	24.0%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period.

(2) Represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada,

ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

An increase of $71.5 million over the prior year generated $114.9 million of underwriting income and a combined ratio of 88.1% for the three months ended March 31, 2005. Underwriting income reflects the revenues from net premiums earned, discussed above, claims and loss adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). While all lines of business performed well in the first quarter of 2005, the improvement was driven by our personal automobile portfolio which contributed $58.6 million of the increase in underwriting income for the quarter. Also included in the increase in underwriting income was $10.3 million from the Allianz companies representing a combined ratio of 92.9%.

The improvement in the performance of the automobile portfolio in the first quarter of 2005 was driven by continuing reductions in claim frequencies and by favourable reserve development primarily resulting from sustained effectiveness of automobile reforms, as well as the positive reserve development of class action suits. An improvement in the assumed underwriting results from the Facility Association (the statutory residual market insurance pools in which we are required to participate) also contributed to the performance of this line of business.

Significant Transactions

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858.5 million, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement for the prospectus, an over-allotment option was granted and then exercised during the three months ended March 31 2005, pursuant to which 5,232,000 additional common shares were issued and net proceeds of $129.2 million received.

Acquisition of Allianz

Consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies, Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada, which prior to the acquisition together were the thirteenth largest P&C insurance group in Canada with 2004 direct written premiums of $797.6 million. Part of this premium volume ($193.5 million), referred to as the "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG and is not part of the acquisition. The policy liabilities of the AGR Business will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. In the interim the AGR Business is subject to a quota share treaty with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated statements of income of the Company. The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of fifty. Also part of the acquisition was a network of insurance

brokerages, Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed on December 8, 2004.

The integration of the Allianz operations was well under way at the end of March 2005. Approximately 80% of Allianz' employees have received an offer and are in the process of assuming positions in the ING organization. Since March 1, 2005, the Allianz customers are being offered ING products as their Allianz policy expires in all jurisdictions (except Alberta). Due to regulatory reforms, the Alberta personal lines customers will be offered ING products starting on May 1, 2005.

Transition expenses of $4.5 million were incurred in the first quarter of 2005. Expenses of $13.2 million are expected to be incurred over the following twelve months resulting in an after tax total of $11.6 million.

Results of Operations

Segmented Information

We report our underwriting results through three operating segments of our P&C insurance business: personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries. In addition to these operating segments, our results include our non-operating segments, namely corporate and other activities, and realized investment and other gains (losses).

The following table presents selected information on our three operating segments, as well as "corporate and other" and "realized investment and other gains".

(in millions of dollars)	Three months ended March 31	
	2005	2004
Revenue		
P&C insurance		
Net premiums earned		
Personal insurance	$ 675.8	$ 571.7
Commercial insurance	292.2	246.1
Total net premiums earned	968.0	817.8
Investments	73.8	60.3
Total P&C insurance	**$1,041.8**	**$878.1**
Corporate and other	14.3	5.5
Realized investment and other gains	42.7	72.0
Total Revenue	**$1,098.8**	**$955.6**

(in millions of dollars)	Three months ended March 31	
	2005	2004
Income before income taxes		
P&C insurance		
Underwriting income		
Personal insurance	$ 80.4	$ 23.0
Commercial insurance	34.5	20.4
Total underwriting income	114.9	43.4
Investments	68.1	58.0
Total P&C insurance	**$183.0**	**$101.4**
Corporate and other	2.8	(3.1)
Realized investment and other gains	42.7	72.0
Total income before income taxes	**$228.5**	**$170.3**

The following tables set forth the direct premiums written and underwriting results for our P&C insurance operating segments.

(in millions of dollars)	Three months ended March 31	
	2005	2004
Personal insurance		
Direct premiums written		
Personal automobile	$387.9	$351.0
Personal property	147.2	125.9
Total	**$535.1**	**$476.9**
Net premiums earned	$675.8	$571.7
Expenses:		
Claims and loss adjustment expenses	406.3	400.2
Commissions	111.4	90.7
Premium taxes	23.1	18.8
General expenses	54.6	39.0
Total expenses	$595.4	$548.7
Underwriting income	**$ 80.4**	**$ 23.0**
Ratios:		
Claims ratio	60.1%	70.0%
Commissions ratio	16.5%	15.9%
Premium taxes ratio	3.4%	3.3%
General expenses ratio	8.1%	6.8%
Combined ratio	**88.1%**	**96.0%**

(in millions of dollars)	Three months ended March 31	
Commercial Insurance	2005	2004
Direct premiums written		
Commercial automobile	$ 70.6	$ 62.9
Commercial other	216.2	188.0
Total	**$286.8**	**$250.9**
Net premiums earned	292.2	246.1
Expenses:		
Claims and loss adjustment expenses	160.6	143.5
Commissions	60.5	52.0
Premium taxes	10.7	9.0
General expenses	25.9	21.2
Total expenses	$257.7	$225.7
Underwriting income	**$ 34.5**	**$ 20.4**
Ratios:		
Claims ratio	54.9%	58.3%
Commissions ratio	20.7%	21.1%
Premium taxes ratio	3.7%	3.6%
General expenses ratio	8.9%	8.6%
Combined ratio	**88.2%**	**91.7%**

Premiums written

Direct premiums written increased by $94.1 million, or 12.9%, to $821.9 million from $727.8 million including $134.9 million, or 18.5%, due to the Allianz acquisition. While growth in the number of insured risks is strong at 4.7% excluding the impact of Allianz, lower premiums from industry pools, rate reductions in personal automobile as well as a shift in portfolio distribution towards smaller accounts in commercial other (which includes all commercial lines of business excluding commercial auto) were the key drivers explaining the decrease in the direct written premium excluding Allianz. Allianz premiums include $15.1 million related to AGR Business which is fully ceded. When regulatory approval of the transfer to the Canadian branch is obtained, direct premiums written will reflect a decrease equal to the unearned premiums. Number of insured risks is defined by the number of vehicles in automobile, the number of premises in personal property and the number of policies by industry type in commercial other.

Personal insurance direct premiums written increased by $58.2 million, or 12.2%, to $535.1 million in the first quarter of 2005 compared to $476.9 million in the first quarter of 2004. Allianz accounts for a 19.3% increase. Despite strong growth in the number of insured risks of 5.0%, lower premiums from industry automobile pools as well as premium rate reductions in personal automobile explain the negative growth of 7.1%. Personal automobile direct written premiums reflect an average rate reduction of approximately 9%.

Commercial insurance direct premiums written increased by $35.9 million, or 14.3%, to $286.8 million in 2005 compared to $250.9 million in 2004. Allianz represents a 17.2% increase.

Despite a 3.2% growth in the number of insured risks, the overall decrease in direct written premiums excluding Allianz was primarily due to lower average written premiums resulting from a shift in portfolio distribution towards smaller accounts.

Net premiums written were lower in the first quarter of 2005 than in the first quarter of 2004 due to ceded premiums which were lower by $7.1 million in the first quarter of 2005 compared to the first quarter of 2004, after deducting $18.7 million of Allianz ceded premiums in 2005. The commutation of the quota share treaty in 2004 resulted in the cancellation of $185.3 million of ceded premiums.

	Three months ended March 31	
	2005	2004
Direct premiums written	$821.9	$727.8
Ceded premiums written	(44.5)	(32.9)
Ceded premiums – quota share treaty	-	185.3
Net Premiums Written	**$777.4**	**$880.2**

Revenue

Revenue increased by $143.2 million, or 15.0%, to $1,098.8 million for the first quarter ended March 31, 2005, compared to $955.6 million for the first quarter of 2004 due to an increase in net premiums earned, investment income and commission and advisory fees, offsetting lower realized investment and other gains.

Net premiums earned increased by $150.2 million, or 18.4%, to $968.0 million in the first quarter of 2005 compared to $817.8 million in the first quarter of 2004. Allianz accounts for $145.4 million, or 17.8%, of the increase. Lower assumed premium from industry pools (2.9%) as well as premium rate reductions in personal automobile (2.3%) are responsible for reducing growth in net earned premiums to 0.6%.

Most of our investment income was earned by the investment portfolios of our insurance subsidiaries and reported in the investments segment. Investment income for those subsidiaries increased by $13.5 million, or 22.3%, to $73.8 million in the first quarter of 2005 from $60.3 million in the first quarter of 2004 due to growth in invested assets. Investment expenses were $5.7 million for the first quarter of 2005 compared to $2.3 million for the first quarter of 2004 due to the Allianz invested assets and a revised allocation of expenses to reflect market costs which is offset in the Corporate and Other segment. The investment portfolio increased by $1.2 billion between March 31, 2004 and March 31, 2005 due to the addition of $1.1 billion in investments from the Allianz acquisition and positive cash flows from our insurance subsidiaries. The average pre-tax yields of our investment segment, excluding realized investment gains and losses, were 5.0% and 5.3% for the quarters ended March 31, 2005 and 2004, respectively. The decrease in the yield in the first quarter of 2005 compared to the first quarter of 2004 was attributable to the acquisition of Allianz' investments which were recorded at fair value at acquisition plus the investments acquired in the last twelve months reflect a lower yield environment.

Investment income reported in the corporate and other segment increased to $2.7 million in the first quarter of 2005 compared to $1.9 million in the first quarter of 2004 due to higher interest income. Included in investment income of the corporate and other segment was $1.4 million in income from investments in our P&C insurance brokerage subsidiaries (accounted for using the equity method) for the first quarter of 2005 compared to $1.3 million for the first quarter of 2004.

Realized investment and other gains were $42.7 million for the quarter ended March 31, 2005, and were lower by $29.3 million compared to $72.0 million in the first quarter of 2004. There were no impairments in the first quarter of 2005 compared to $0.4 million in the first quarter of 2004. The fixed income gains were higher in the first quarter of 2004 due to realized gains received on investments transferred to the company upon the commutation of the quota share treaty. The following table presents realized investment and other gains (losses) for the quarters ended March 31:

(in millions of dollars)	Three months ended March 31	
	2005	2004
Realized investment and other gains (losses)		
Fixed Income	$10.8	$55.4
Preferred shares	0.1	1.9
Common shares	30.8	30.7
Sale of subsidiaries and other	1.0	(16.0)
Total	**$42.7**	**$72.0**
After-tax total	**$29.9**	**$42.6**

Commissions which were earned by our wholly-owned P&C insurance brokers and our broker/dealers, together with advisory fees earned by our mutual fund manager, increased by $8.1 million to $11.6 million in the first quarter of 2005 compared to $3.5 million in the first quarter of 2004. This increase was primarily attributable to the commission income of Canada Brokerlink which was part of the Allianz acquisition.

Income Before Income Taxes

For our P&C insurance operations, income before income taxes is driven by our investment income, described previously and our underwriting income.

Underwriting Income

Underwriting income reflects the revenues from net premiums earned, discussed above, claims and loss adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). Commissions and premium taxes are incurred as a percentage of earned premiums and commissions are adjusted by broker to reflect profit sharing commissions driven by underwriting income. Underwriting profitability reached record levels in 2004 and continued in the first quarter of 2005, reflecting strong market conditions and a favourable claims environment, particularly reduced claim frequencies.

Personal Insurance

Underwriting income from personal insurance in the first quarter of 2005 was $80.4 million, an improvement of $57.4 million over the $23.0 million achieved in the first quarter of 2004. This improvement was attributable to a 9.9% decrease in the claims ratio to 60.1% in the first quarter of 2005 from 70.0% in the first quarter of 2004 largely driven by our personal automobile portfolio. We expect a reduction to the 2005 earned premiums in automobile of approximately 6% based on premium rate reductions filed to date.

Our personal automobile business experienced the most significant improvement, with its claims ratio decreasing to 61.0% in the first quarter of 2005 compared to 75.4% in the first quarter of 2004. As previously noted, we benefited from continuing reductions in claims frequency of approximately 6%, favourable reserve development including $16 million net reduction related to class action suits as well as an improvement in the assumed underwriting results from the Facility Association.

During the first quarter of 2005, direct premiums written assigned to us from the Facility Association totalled $11.5 million compared to $21.1 million in the first quarter of 2004. The underwriting loss was $0.5 million for the first quarter of 2005 compared to an underwriting loss of $9.1 million for the first quarter of 2004. The province of Alberta implemented a risk sharing pool late in 2004 which is significantly reducing the Facility Association residual market during 2005. Under the Alberta risk sharing pool, companies may transfer certain risks to the pool and are assigned results of the pool based on market share. In the first quarter of 2005, the Company transferred premiums to the pool in excess of its assigned premiums by $16.8 million. This business had a net underwriting loss of $0.2 million in the first quarter of 2005.

Our personal insurance expense ratio was 28.0% for the first quarter of 2005 compared to 26.0% for the first quarter of 2004 due to increases of 0.6% in the commission ratio, 0.1% in the premium taxes ratio and 1.3% in the general expense ratio.

Commissions increased by $20.7 million, or 22.8%, to $111.4 million in the first quarter of 2005 compared to $90.7 million in the first quarter of 2004. Regular commissions grew by approximately 26.9% while our Facility Association business decreased by 48.7% in the first quarter of 2005 compared to the first quarter of 2004. The remainder of the increase reflects higher profit sharing commissions for brokers. These commissions were $20.1 million for the first quarter of 2005 compared to $13.1 million for the first quarter of 2004.

Premium taxes increased by $4.3 million, or 22.9%, to $23.1 million in the first quarter of 2005 compared to $18.8 million in the first quarter of 2004 due primarily to the increase in net premiums earned.

The general expense ratio increased by 1.3% to 8.1% in the first quarter of 2005 compared to 6.8% in the first quarter of 2004 primarily due to transition expenses related to the Allianz integration and lower earned fees from facility service carrier operations. The transition expenses accounted for an increase of $2.0 million, or 0.3% and the lower revenues from the facility service carrier operations accounted for a further $5.4 million, or 0.8%. In absolute terms, general expenses increased by $15.6 million, or 40.0%, to $54.6 million in the first quarter of 2005

compared to $39.0 million in the first quarter of 2004. This increase includes $10.6 million due to Allianz (including transition expenses).

Commercial Insurance

Underwriting income from commercial insurance in the first quarter of 2005 was $34.5 million, an increase of $14.1 million compared to $20.4 million in the first quarter of 2004. This increase was primarily due to an improvement in the claims ratio to 54.9% in the first quarter of 2005 from 58.3% in the first quarter of 2004. This improvement was largely attributable to commercial other with past rate increases now being fully reflected in earned premiums and favourable claim frequency offsetting increased severity.

Our commercial insurance expense ratio remained unchanged at 33.3% for the first quarter of 2005 and the first quarter of 2004 due to increases of 0.3% in the general expense ratio and 0.1% in the premium taxes ratio and a decrease of 0.4% in the commission ratio.

Commissions increased by $8.5 million, or 16.3%, to $60.5 million in the first quarter of 2005 compared to $52.0 million in the first quarter of 2004. Regular commissions are lower in the first quarter of 2005 by 1.2% compared to first quarter of 2004 due to higher ceded commissions. The increase in profit sharing commissions to $10.7 million for the first quarter of 2005 compared to $7.1 million for the first quarter of 2004 increased the commission ratio by 0.8% due to the strong underwriting results.

Premium taxes increased by $1.7 million, or 19.6%, to $10.7 million in the first quarter of 2005 compared to $9.0 million in the first quarter of 2004 due to the increase in net premiums earned.

General expenses increased by $4.7 million, or 22.0%, to $25.9 million in the first quarter of 2005 compared to $21.2 million in the first quarter of 2004. This increase includes $3.7 million due to Allianz (including transition of $0.7 million).

Expenses

The majority of expenses, $853.1 million or 98.2% of the total expenses of $868.2 million for the three months ended March 31, 2005, were part of our P&C insurance operations with the remainder comprising our P&C insurance brokers, investment operations, mutual funds and non-recurring charges related to a 2001 portfolio purchase. For the quarter ended March 31, 2004, $774.3 million, or 98.9%, of the total expenses of $782.2 million were part of the P&C insurance operations.

Corporate and Other

For our non-P&C insurance operations, income from corporate and other was higher in the first quarter of 2005 than in the first quarter of 2004 due mainly to $3.9 million in non-recurring commission expenses related to a 2001 portfolio purchase in 2004, lower interest expense of $1.0 million and higher investment income and other revenues of $1.0 million.

General expenses of our non-P&C insurance operations were higher by $11.9 million in the first quarter of 2005 compared to the first quarter of 2004 due primarily to expenses in the Canada Brokerlink brokerage (part of the Allianz acquisition).

Income Taxes

The income tax expense for the first quarter of 2005 was $70.1 million compared to $55.3 million for the first quarter of 2004. This increase was primarily due to higher pre-tax income resulting from increased underwriting income in the P&C insurance subsidiaries. The significant differences between the statutory rates (34.2% - 2005, 33.3% - 2004) and the effective rates (30.7% - 2005, 32.4% - 2004) were primarily due to non-taxable investment revenue, which lowered the tax expense by $9.8 million in the first quarter of 2005 compared to $7.0 million in the first quarter of 2004, and non-deductible expenses which increased the tax expense by $1.7 million in the first quarter of 2005 compared to $5.5 million in the first quarter of 2004. Note 6 to the accompanying consolidated interim financial statements summarizes the income tax rate reconciliation.

Summary of Quarterly Results

(in millions of dollars, except for per share data)	2005	2004				2003			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct Premiums Written	$821.9	$883.0	$921.6	$1043.4	$727.8	$851.6	$918.7	$990.2	$683.3
Total Revenues	1,098.8	1,004.7	919.7	900.7	955.6	808.0	777.6	735.3	694.5
Underwriting income (loss)	114.9	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	228.6	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net Income	158.5	173.1	163.6	172.4	115.1	24.7	66.7	58.2	0.9
Earnings per share									
Basic	1.19	1.69	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Diluted	1.19	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share (1)									
Basic Pro-Forma	1.19	1.35	1.27	1.34	0.90	0.19	0.52	0.45	0.01
Diluted Pro-Forma	1.19	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

(1) Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies. To facilitate comparison between historical and future performance, basic and diluted earnings per adjusted share are calculated on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the IPO were outstanding at the beginning of each of the nine quarters, and as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past nine quarters. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. Premium receivables from brokers and policyholders were $110.9 million and $1,004.5 million, respectively, as at March 31, 2005, and $163.8 million and $1,076.0 million, respectively, as at December 31, 2004.

Other receivables consist of amounts due from the Facility Association and other pools, other insurers, and other which were $212.7 million, $130.6 million and $41.0 million, respectively, as at March 31, 2005, and $202.8 million, $137.3 million and $62.5 million, respectively, as at December 31, 2004.

Investments

Cash and cash equivalents and investments decreased by $115.3 million, or 1.8%, to $6.3 billion at March 31, 2005, compared to December 31, 2004. The net use of cash, cash equivalents and investments was due to the lower premiums which are typically associated with a first quarter, the payment of tax balances for the 2004 taxation year and the payment of profit commissions to brokers and bonuses to employees in relation to the Company's performance in 2004.

The following table sets forth our cash and invested assets as at March 31, 2005 and December 31, 2004.

	As at March 31, 2005			As at December 31, 2004		
	Book value ("BV")	% of BV	Fair value	BV	% of BV	Fair value
			(in $ millions)			
Cash and cash equivalents	$ 357.9	5.7%	$ 357.9	$ 357.2	5.6%	$ 357.2
Fixed income securities(1)	3,426.4	54.8%	3,505.0	3,685.1	57.9%	3,776.5
Commercial mortgages	77.6	1.2%	81.4	78.7	1.2%	83.3
Preferred shares	1,173.5	18.8%	1,218.2	1,069.6	16.8%	1,136.3
Common shares(1)	1,053.9	16.9%	1,118.2	997.7	15.7%	1,077.2
Other investments	163.0	2.6%	163.0	179.3	2.8%	179.3
Total investments & cash	**$6,252.3**	**100.0%**	**$6,443.7**	**$6,367.6**	**100.0%**	**$6,609.8**

(1) Fixed income and common shares include seed capital investment in affiliated mutual funds, with a book value of $154.6 million as at March 31, 2005 compared to $155.0 million as at December 31, 2004.

Our investment objectives continue to be consistent with the information presented in the 2004 Annual Report. The weighted average ratings of our fixed income and preferred share portfolios as at March 31, 2005 were "AA" and "P2", respectively, by either Standard & Poor's or Dominion Bond Rating Services. Included in the fixed income and preferred share portfolios at March 31, 2005, were approximately $37.4 million of securities with a rating below investment grade or not rated

compared to $42.9 million as at December 31, 2004. The average duration of our publicly traded fixed income portfolio was 6.3 years as at March 31, 2005 and 6.2 years as at December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consisted of loans to brokers with a book value of $149.6 million as at March 31, 2005 compared to $156.3 million as at December 31, 2004, equity investments in brokers with book value of $13.2 million as at March 31, 2005 compared to $13.4 million as at December 31, 2004 and other commercial loans with book value of $0.2 million as at March 31, 2005 compared to $9.6 million as at December 31, 2004.

Claims Liabilities

Unpaid claims and adjustment expenses net of reinsurers' share ("claims liabilities") at March 31, 2005 increased by $36.6 million or 1% during the first three months of 2005 to $3.6 billion. Increased usage of statutory automobile risk sharing pools, particularly in Alberta, contributed to an increase in assumed reserves from these pools mainly offset by larger cessions to those same pools. Further, claims liabilities in Canada determined in accordance with accepted actuarial practice take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the claims liabilities. Discount rates and provisions for adverse deviation were set on a basis consistent with those used at year end 2004.

The following table, which excludes Allianz, shows the development of the claims liabilities for the ten most recent accident years, with the estimated amount of subsequent development for each accident year shown by year up to March 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the claims liabilities required for claims still open or claims still unreported. We have experienced favourable development for accident years 2004, 2003, 1998, 1997, 1996, 1995 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years, in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected changes in claim patterns, in particular, relating to automobile insurance in Ontario. The development of all prior accident years during the first quarter of 2005 was favourable by $64.7 million or 2.3% with every accident year being favourable. This development came mainly from automobile in the amount of $56.0 million, including the positive development of class actions suits. Most of the remaining favourable development came from commercial general liability in the amount of $8.7 million.

Accident Year	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve Originally Estimated	904.3	814.9	711.9	655.3	607.7	557.2	531.2	547.2	493.4	1,073.5
Reserve re-estimated as of[1]										
One Year Later	888.1	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	986.9
Two Year Later		722.3	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three Year Later			715.0	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four Year Later				727.1	657.4	613.0	518.8	421.9	435.4	992.4
Five Year Later					654.8	614.4	520.1	420.9	433.8	961.6
Six Year Later						612.1	517.5	426.3	432.0	953.4
Seven Year Later							514.8	424.6	417.9	955.9
Eight Year Later								423.2	414.4	968.5
Nine Year Later									413.9	977.2
Ten Year Later										974.7
Development during 2005 - Q1 deficiency (redundancy)	(16.2) (1.8%)	(27.7) (3.4%)	(6.4) (0.9%)	(2.4) (0.4%)	(2.6) (0.4%)	(2.3) (0.4%)	(2.7) (0.5%)	(1.4) (0.3%)	(0.5) (0.1%)	(2.5) (0.2%)
Cumulative deficiency (redundancy)	(16.2) (1.8%)	(92.5) (11.4%)	3.1 0.4%	71.8 11.0%	47.1 7.7%	55.0 9.9%	(16.4) (3.1%)	(124.0) (22.7%)	(79.5) (16.1%)	(98.8) (9.2%)

(1) The last diagonal is estimated as at March 31, 2005.

For the claims liabilities relating to the Allianz acquisition, the table below shows the development only from December 2004, given that the acquisition took place late in 2004. On $680.5 million of claims liabilities as at December 31, 2004, we experienced $3.7 million of favourable development. This came relatively evenly between automobile, property and general liability.

Accident Year	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve as of December 2004	213.4	158.4	126.7	73.6	47.8	29.9	16.9	10.0	3.6	0.2
Reserve re-estimated as of March 2005	205.6	152.7	128.2	79.5	49.0	30.4	17.4	10.8	3.1	0.2
Development during 2005 - Q1 deficiency (redundancy)	(7.8) (3.7%)	(5.7) (3.6%)	1.4 1.1%	5.8 7.9%	1.3 2.7%	0.5 1.7%	0.5 3.2%	0.8 7.7%	(0.5) (14.4%)	0.0 0.0%

In the tables above, the claims liabilities amounts used are those used in the financial statements and therefore are discounted and include a provision for adverse deviations while the cumulative payments do not include either. The net impact of the discount and the provision for adverse deviation makes the booked claims liabilities slightly higher than undiscounted best estimates (by approximately 1.4% at year end 2004).

Reinsurance

Policy liabilities including unearned premiums and unpaid claims and adjustment expenses ceded to reinsurers were $695.8 million and $687.2 million, respectively, as at March 31, 2005 and December 31, 2004. As part of the Allianz transaction relating to the AGR Business, there were assumed and ceded policy liabilities of $16.1 million and $483.6 million, respectively for 2005, and $18.9 million and $508.6 million, respectively for 2004.These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. ING Re, our primary reinsurer, represents 14% and 17%, respectively of the remaining ceded policy liabilities as at

March 31, 2005 and December 31, 2004. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third party reinsurers has immaterial amounts of reinsurance payable to us.

In 2005, for multi-risk events or catastrophes, our retention is $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retain 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and a 10% retention of the exposure between $12.5 million and $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured, because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. The company was the assigned beneficiary of such trust accounts totalling $461.1 million and $458.7 million, respectively, as at March 31, 2005 and December 31, 2004, in guarantees from unlicensed reinsurers. These amounts included $56.0 million as at March 31, 2005 and December 31, 2004 from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $327.3 million as at March 31, 2005 and $349.5 million as at December 31, 2004, and can be accessed if these reinsurers are unable to meet their obligations.

Share Capital

As at March, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. holds 70% of the issued and outstanding common shares and the Special Share.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash used in operations was $124.4 million in the first quarter of 2005 while the first quarter of 2004 operations provided cash of $749.6 million, which is primarily explained by the commutation of the quota share treaty on January 1, 2004. In addition, we have an uncommitted revolving credit facility with a Canadian chartered bank of $50 million, none of which was drawn at March 31, 2005. We are not currently planning to make any significant capital expenditures.

During the first quarter of 2005, we used the proceeds from the shares issued pursuant to the exercise of the over-allotment option to repay a $129.2 million promissory note payable to an affiliate, thereby reducing our debt outstanding to $127 million. As at March 31, 2005, the Company was adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $564.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at March 31, 2005, compared to $442.3 million at December 31, 2004. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations, the total amount of dividends available for payment from our subsidiaries during 2005 is $448.1 million plus any 2005 earnings.

The Board of Directors of the Company has declared a quarterly cash dividend of 16.25 cents per common share for a total amount of $21.7 million, which was paid on March 31, 2005 to shareholders of record on March 21, 2005.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount. Note 1 and note 5 to the accompanying consolidated interim financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. These risks are described on pages 38 to 40 of our 2004 Annual Report and were essentially unchanged during the first quarter of 2005.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions to disclose beyond those included in our annual financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and could therefore change and impact future results.

Changes in Accounting Policies including Initial Adoption

As a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit plan for independent Directors, the Company has adopted, effective January 1, 2005, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which sets a fair value based method of accounting for all stock-based compensation. Notes 1 and 10 to our consolidated interim financial statements describe the accounting for our stock-based compensation plans.

Recent Developments

On March 30, 2005, the Company announced an agreement to merge in the third quarter of this year, thirteen ING Funds with those of a major investment company and will furthermore sell one of the ING Funds. The five remaining ING Funds will be terminated. These transactions are subject to regulatory and unitholder approval. This agreement will result in the transfer of assets under management and will not have a material impact on the Company's financial position, the results of its operations and its cashflows.

On April 14, 2005, the Autorité des marchés financiers (AMF), the regulatory agency that supervises the financial services sector in the Province of Quebec, published a report on property and casualty insurance industry practices in that province. The report follows up on questionnaires sent to all insurance companies operating in the province of Quebec as well as to many brokerages in November of last year as part of the Canadian Council of Insurance Regulators' review of the industry's business practices. The AMF also announced that it had launched three investigations in the insurance industry and that over 70 businesses – insurers, related companies and brokerages – will be investigated. As a result of these investigations we expect to receive a formal request to provide information to the AMF. According to the AMF, the investigations focus primarily on transparency and the disclosure to consumers of business ties between insurers and brokers, the appearance of conflicts of interest and commercial practices. We intend to cooperate with the AMF in its investigation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward looking statements. Forward looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to

maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ING CANADA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED INTERIM BALANCE SHEETS (unaudited)

(All amounts in thousands of dollars)	As at March 31 2005	December 31 2004
ASSETS		
Cash and cash equivalents	$ 357,893	$ 357,213
Investments (note 2)	5,894,461	6,010,405
Accrued investment income	52,744	43,266
Premium and other receivables	1,499,783	1,642,362
Reinsurers' share of unpaid claims and adjustment expenses (note 4)	695,795	687,201
Reinsurers' share of unearned premiums (note 4)	56,302	78,199
Deferred acquisition costs	357,020	389,688
Income taxes receivable	36,214	2,591
Other assets	134,033	127,543
Long-term investments	48,687	48,108
Future income taxes	126,121	148,488
Intangible assets	36,573	36,944
Goodwill	91,116	91,116
	$9,386,742	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 501,134	$ 669,604
Due to affiliated companies	10,591	3,025
Income taxes payable	15,506	100,913
Unpaid claims and adjustment expenses (note 4)	4,268,160	4,222,961
Unearned premiums (note 4)	2,128,525	2,340,997
Unearned reinsurance commissions	7,603	9,785
Debt outstanding (note 8)	127,000	256,230
	$7,058,519	$7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	$1,183,846	$1,052,290
Contributed surplus	83,636	83,336
Retained earnings	1,060,741	923,983
	$2,328,223	$2,059,609
	$9,386,742	$9,663,124

See accompanying notes to the consolidated interim financial statements (unaudited)

CONSOLIDATED INTERIM STATEMENTS OF INCOME (unaudited)

(All amounts in thousands of dollars except for per share amounts)	For the three months ended March 31	
	2005	2004
Direct premiums written	$ 821,911	$ 727,843
Net premiums written	777,428	880,224
REVENUE		
Net premiums earned	968,003	817,791
Investment income	76,461	62,202
Realized investment and other gains	42,739	72,045
Commission and advisory fees	11,646	3,536
	$1,098,849	$ 955,574
EXPENSES		
Claims and loss adjustment expenses	566,864	543,624
Commissions	168,481	147,417
Premium taxes	33,831	27,768
General expenses	99,060	63,437
	$ 868,236	$ 782,246
Interest on debt outstanding	1,991	2,947
INCOME BEFORE INCOME TAXES	228,622	170,381
Income taxes (note 6)	70,133	55,281
NET INCOME	$ 158,489	$ 115,100
Earnings per share (note 11)		
Basic and diluted	$1.19	$1.23

See accompanying notes to the consolidated interim financial statements (unaudited)

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

(All amounts in thousands of dollars)	For the three months ended March 31	
	2005	**2004**
Common shares		
Balance, beginning of year	$1,052,290	$ 605,905
Capital issued (notes 1 and 9)	136,032	-
Share issuance costs, net of income taxes	(4,476)	-
Balance, end of period	1,183,846	605,905
Contributed surplus		
Balance, beginning of year	83,336	83,336
Stock-based compensation (note 10)	300	-
Balance, end of period	83,636	83,336
Retained earnings		
Balance, beginning of year	923,983	299,831
Net income	158,489	115,100
Dividends	(21,731)	-
Balance, end of period	$1,060,741	$ 414,931
TOTAL SHAREHOLDERS' EQUITY	$2,328,223	$1,104,172

See accompanying notes to the consolidated interim financial statements (unaudited)

ING CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(All amounts in thousands of dollars)	For the three months ended March 31	
	2005	2004
OPERATING ACTIVITIES		
Net income	$ 158,489	$ 115,100
Adjustments to determine cash (used in) provided by operating activities :		
Amortization of property and equipment	3,546	3,096
Amortization of intangible assets	911	-
Amortization of premiums and discounts on fixed income securities	5,328	3,577
Net income from long-term investments	(1,451)	(1,335)
Dividends received from long-term investments	872	282
Realized investment and other gains	(42,739)	(72,045)
Deferred acquisition costs, net	30,486	(29,044)
Future income taxes, net	24,693	5,037
Unpaid claims and adjustment expenses, net	36,605	594,586
Unearned premiums, net	(190,575)	62,428
Changes in other operating assets and liabilities	(150,843)	67,890
Stock-based compensation	300	-
Cash (used in) provided by operating activities	$ (124,378)	$ 749,572
INVESTING ACTIVITIES		
Proceeds from sale of investments	2,284,571	2,895,975
Purchase of investments	(2,132,162)	(3,659,377)
Purchase of property and equipment, net	(6,026)	(1,806)
Purchase of intangibles	(540)	-
Proceeds from sale of long-term investments	946	295
Cash provided by (used in) investing activities	$ 146,789	$ (764,913)
FINANCING ACTIVITIES		
Dividends paid	(21,731)	-
Debt repayment	(129,230)	-
Proceeds from capital issuance	136,032	-
Share issuance costs	(6,802)	-
Cash used in financing activities	(21,731)	$ -
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 680	$ (15,341)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	357,213	104,659
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 357,893	$ 89,318
SUPPLEMENTAL CASH FLOW INFORMATION :		
Income taxes paid	$ 164,470	$ 77,004
Interest paid on debt outstanding	3,981	4,964

See accompanying notes to the consolidated interim financial statements (unaudited)

(All amounts in thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. ("the Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the results of Allianz are only included in the Company's consolidated statement of income for the three-month period ended March 31, 2005.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of common shares and the Special Share (note 9), and a party to the Co-Operation Agreement ("Agreement"), has significant influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these consolidated interim financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Adoption of accounting policy

During 2005, as a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for non-employees.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these consolidated interim financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities at the dates of these consolidated interim financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(All amounts in thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by type of issuer and investment grade.

Table 2.1 — As at March 31, 2005

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	$1,931,815	$1,978,251	$ 47,342	$ 906
Corporate	1,090,695	1,117,471	28,268	1,492
Asset-backed	381,061	386,597	5,625	89
Below investment grade [c]	6,559	5,628	41	972
Not rated	16,318	17,026	708	-
Total fixed income securities	3,426,448	3,504,973	81,984	3,459
Mortgage loans	77,588	81,411	3,823	-
Preferred shares				
Investment grade [d]	1,158,952	1,200,294	48,920	7,578
Below investment grade [d]	14,560	17,957	3,397	-
Total preferred shares	1,173,512	1,218,251	52,317	7,578
Common shares [b]	1,053,945	1,118,220	84,439	20,164
Other investments [e]	162,968	162,968	-	-
	$5,894,461	$6,085,823	$222,563	$31,201

Table 2.2 — As at December 31, 2004

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	$1,805,736	$1,854,940	$ 49,348	$ 144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [c]	8,771	7,666	22	1,127
Not rated	16,318	17,009	691	-
Total fixed income securities	3,685,099	3,776,547	93,535	2,087
Mortgage loans	78,699	83,287	4,588	-
Preferred shares				
Investment grade [d]	1,051,792	1,115,442	66,566	2,916
Below investment grade [d]	17,837	20,895	3,174	116
Total preferred shares	1,069,629	1,136,337	69,740	3,032
Common shares [b]	997,707	1,077,195	90,622	11,134
Other investments [e]	179,271	179,271	-	-
	$6,010,405	$6,252,637	$258,485	$16,253

(All amounts in thousands of dollars except for per share amounts)

2. INVESTMENTS (continued)

a) Fixed income securities include private placements and fixed income units of ING Funds (note 5). The book value of the private placements was $39,009 at March 31, 2005 (December 31, 2004 - $38,764) and their fair value was $38,346 at March 31, 2005 (December 31, 2004 - $38,366). The book value of the fixed income units was $16,318 at March 31, 2005 (December 31, 2004 - $16,318) and their fair value was $17,026 at March 31, 2005 (December 31, 2004 - $17,009).
b) Common shares include equity units of ING Funds (note 5). The book value of these units was $138,256 at March 31, 2005 (December 31, 2004 - $138,730) and their fair value was $151,829 at March 31, 2005 (December 31, 2004 - $150,980).
c) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in the current period.
d) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in the current period.
e) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy is to maximize the value added from active management. The strategy consists in having both long and short equity positions. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at March 31, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$49,035	$50,872	$41,266	$42,082
Short	47,536	50,749	38,035	41,587

The Company provides collateral as security for funds received pursuant to the sale of short securities. At March 31, 2005, the book value of the collateral was $47,538 (December 31, 2004 -$39,641)

To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment for the three months ended March 31, 2005 was nil ($395 for the three months ended March 31, 2004).

(All amounts in thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1	As at March 31, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$40,494	$ 34	$ -	$39,680	$ -	$39
Forwards bought	4,471	-	3	540	-	-
Cash flow risk						
Foreign currency swaps	14,972	2,582	-	14,972	2,406	-
	$59,937	$2,616	$3	$55,192	$2,406	$39

Table 3.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 3.2	As at March 31, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$44,965	$ -	$ -	$40,220	$ -	$ -
Foreign currency swaps	-	6,468	8,504	-	6,468	8,504
	$44,965	$6,468	$8,504	$40,220	$6,468	$8,504

(All amounts in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and adjustment expenses

Table 4.1	As at March 31, 2005			As at December 31, 2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto : liability	$1,854,640	$ 17	$ 67,832	$1,850,330	$ -	$ 77,039
Auto : personal accident	767,659	-	31,083	770,297	-	32,153
Auto : other	85,031	8	42	101,582	-	161
Property	637,173	1,554	302,735	610,309	1,827	314,450
Liability	853,878	728	230,615	818,824	763	199,007
Other	57,136	10,336	63,488	58,692	10,337	64,391
	$4,255,517	$12,643	$695,795	$4,210,034	$12,927	$687,201

a) The aggregate of direct and assumed unpaid claims and adjustment expenses $4,268,160 (December 31, 2004 - $4,222,961) is shown as unpaid claims and adjustment expenses in the consolidated balance sheets.
b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and adjustment expenses in the consolidated balance sheets.

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claim frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

(All amounts in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Unearned premiums

Table 4.2	As at March 31, 2005			As at December 31, 2004		
	Direct [c]	Assumed [c]	Ceded [d]	Direct [c]	Assumed [c]	Ceded [d]
Auto : liability	$ 559,890	$ -	$ 2,104	$ 620,367	$ 50	$ 3,108
Auto : personal accident	177,520	-	377	198,619	-	665
Auto : other	507,391	-	452	547,998	-	908
Property	693,320	2,105	26,468	764,420	3,259	40,099
Liability	154,631	1,242	9,686	167,253	2,394	14,838
Other	32,280	146	17,215	36,386	251	18,581
	$2,125,032	$3,493	$56,302	$2,335,043	$5,954	$78,199

c) The aggregate of direct and assumed unearned premiums $2,128,525 (December 31, 2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

The provision for unearned premiums is calculated on a pro rata basis from the unexpired portion of the premiums written and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company considers that the fair value of unpaid claims and adjustment expenses, as well as the fair value of unearned premiums approximate their book value.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed during the course of the year. Until regulatory approval is obtained for the Restructuring, the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated interim statement of income of the Company for the three months ended March 31, 2005.

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at March 31, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and adjustment expenses	$12,643	$443,439	$12,927	$447,102
Unearned premiums	3,493	40,147	5,954	61,523

(All amounts in thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and companies that are subject to common control or management. These transactions consist of management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to affiliated companies on the consolidated interim statements of income.

Table 5.1	For the three months ended March 31	
	2005	2004
Ceded premiums earned	$(12,609)	$(13,622)
Ceded claims and loss adjustment expenses	6,434	5,390
Loss before income taxes	$(6,175)	$(8,232)

Table 5.2 summarizes the other types of transactions with affiliated companies.

Table 5.2	For the three months ended March 31	
	2005	2004
Advisory fee income	$2,341	$2,001
General expenses	4,240	3,765
Interest expense	1,991	2,549

Table 5.3 summarizes the inter-company balances.

Table 5.3	As at March 31, 2005	As at December 31, 2004
Reinsurance payable	$9,927	$ 65
Interest and other payables	664	2,960

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. Consequently, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada. The Company acts as the funds' manager and advisor. Subsidiaries of the Company have investments in the units of these funds (note 4). The fair value of these investments represented 39.9% of the funds' total fair value at March 31, 2005 (December 31, 2004 – 45.9%). The Company has decided to exit its fund management activities. To that effect, the Company announced, on March 30, 2005, that it had agreed to merge in the third quarter of 2005, thirteen ING Funds into the funds of a major unrelated investment management company and furthermore to sell to that company one ING Fund. The Company will also terminate the other five ING Funds on or about July 8, 2005.

The Company does not expect to incur significant incremental expenses or asset impairment charges as a result of its exiting fund management activities. Furthermore, these transactions will not have a material impact on the Company's results.

(All amounts in thousands of dollars except for per share amounts)

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage, between the income tax expense and the amount that would have been computed if the federal and provincial statutory rates had been applied to consolidated income before taxes:

Table 6.1 For the three months ended March 31

	2005	2004
	%	%
Income tax expense calculated at statutory rates	34.2	33.3
Increase (decrease) resulting from :		
Non-taxable dividends	(3.4)	(4.1)
Tax on large corporations	-	0.5
Non-deductible expenses	0.7	3.2
Non-taxable portion of capital gains	(0.9)	-
Other (net)	0.1	(0.5)
Income tax expense	30.7	32.4

7. PENSION PLAN INFORMATION

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $726 for the three months ended March 31, 2005 ($746 for the three months ended March 31, 2004). For the defined contribution plans, the expense and the employer contributions were $585 for the three months ended March 31, 2005 (nil for the three months ended March 31, 2004).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants. For these other plans, the Company recorded an expense of $217 for the three months ended March 31, 2005 ($142 for the three months ended March 31, 2004).

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and lines of credit.

Table 8.1

Issuer	Maturity	Rate	As at March 31, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$127,000	$127,000
ING Insurance International, N.V. [a]		-	-	129,230
Royal Bank of Canada [b]		-	-	-
			$127,000	$256,230

(a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

(b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

(All amounts in thousands of dollars except for per share amounts)

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 9.1 summarizes the Company's share capital.

Table 9.1	As at March 31, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A	Unlimited	-	-	Unlimited	-	-
Special a)	One	1	-	One	1	-
			$1,183,846			$1,052,290

a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the board and appoint the chief executive officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-term Incentive Plan for certain key employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU's or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU's may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized as an expense and a liability.

The Company will purchase the shares awarded under these stock-based compensation plans in the market.

The aggregate amount charged to compensation expense for these plans was $318 for the three-month period ended March 31, 2005. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1	For the three months ended March 31	
	2005	2004[1]
Basic earnings per share		
Net income available to common shareholders	$158,489	$115,100
Average number of common shares (in thousands)	132,976	93,620
Basic earnings per share	**$1.19**	**$1.23**
Diluted earnings per share		
Net income available to common shareholders	158,489	$115,100
Adjusted net income available to common shareholders	$158,489	$115,100
Average number of diluted common shares (in thousands)	132,976	93,620
Diluted earnings per share	**$1.19**	**$1.23**

1) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004.

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $31,300 at March 31, 2005 (December 31, 2004 - $34,518). The Company expects to incur these costs over the next nine to fifteen months.

13. SEGMENTED INFORMATION

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

(All amounts in thousands of dollars except for per share amounts)

13. SEGMENTED INFORMATION (continued)

Table 13.1	For the three months ended March 31, 2005	March 31, 2004
Revenue		
Property and casualty insurance		
Personal insurance	$ 675,778	$571,697
Commercial insurance	292,225	246,094
Investment	73,783	60,319
Total property and casualty insurance	1,041,786	878,110
Corporate and other	14,324	5,419
Realized investment and other gains	42,739	72,045
Total revenue	$1,098,849	$955,574
Income (loss) before income taxes		
Property and casualty insurance		
Personal insurance	80,402	23,054
Commercial insurance	34,542	20,392
Investment	68,142	58,021
Total property and casualty insurance	183,086	101,467
Corporate and other	2,797	(3,131)
Realized investment and other gains	42,739	72,045
Total income before income taxes	228,622	170,381

	As at March 31, 2005	December 31, 2004
Assets		
Property and casualty insurance	8,932,970	9,230,609
Corporate and other	453,772	432,515
Total assets	$9,386,742	$9,663,124

	Three months ended March 31, 2005	Year ended December 31, 2004
Goodwill acquired		
Property and casualty insurance	-	32,525
Corporate and other	-	14,229
Total goodwill acquired	-	46,754

Press enquiries:
Gilles Gratton - Director, Corporate Communications, Tel: 416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch - Investor Relations Consultant, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

NEWS RELEASE

Toronto, ON – August 11, 2005

ING Canada Reports Continued Strong Earnings

ING Canada Inc. (TSX: IIC.LV) reported net income of $223.6 million for the quarter ended June 30, 2005 up 29.7% from $172.3 million in the same period of the preceding year. Revenues for the second quarter amounted to $1,112.3 million, a 23.5% increase from $900.9 million in the corresponding quarter of 2004.

For the first six months of 2005, net income amounted to $382.1 million up 33% from $287.4 million in the same period of the previous year, on increased revenues of $2,211.2 million from the $1,856.5 million recorded in the first six months of 2004.

The results for both the quarter and the first six months of the year were driven by the continued strength of the underwriting results and higher investment income and realized investment gains.

Basic and diluted pro-forma earnings per adjusted share for the quarter amounted to $1.67 compared to $1.34 (basic) and $1.29 (diluted) in the corresponding period of 2004. Earnings per adjusted share reached $2.86 for the first six months of 2005 versus $2.24 (basic) and $2.15 (diluted) last year. The earnings per adjusted share figures were retroactively determined as if the shares issued as a result of last December's initial public offering ("IPO") had been outstanding throughout 2004. Under Canadian generally accepted accounting principles, the earnings per share for the second quarter amount to $1.67 compared to $1.84 for the corresponding period of 2004. For the first six months of 2005, earnings per share were $2.86 compared to $3.07 in the same period of 2004. The reduction in earnings per share reflects the higher number of shares outstanding this year following the 2004 IPO.

ING Canada also announced that it has declared a quarterly dividend of 16.25 cents per share on its outstanding common shares, payable on September 30 to shareholders of record on September 20.

Claude Dussault, president and CEO commented: "ING Canada delivered strong growth and solid earnings in the second quarter as a result of the positive contribution of Allianz Canada and our efforts to pursue profitable organic growth. The strength of our underwriting activities has also been supported by solid performance from our investment portfolio."

"Our personal automobile insurance business performed strongly during the quarter as a result of continuing low claims frequencies, favourable reserve developments and the positive contribution of industry pools. Consumers also continued to benefit from lower automobile premiums with an

average 8.4% rate reduction so far this year. Results of our personal and commercial insurance activities remain strong despite the impact of the June storms that hit many communities across the country, especially in Southern Alberta."

Current Outlook

Industry returns in automobile insurance are likely to exceed historical levels for the coming twelve months. In the short term, the sustainability of the positive impact of the reforms adopted by various governments and potential rate reductions will be the key drivers of the industry performance in this line of business.

Commercial insurance similarly continues to yield returns in excess of historical levels although prices are softening. Non-residential construction costs are increasing and we are encouraging our brokers to ensure that their commercial customers maintain adequate insured values.

Overall, we expect the industry's growth rates for the next twenty-four months to be below historical levels. Furthermore, the underwriting results of the industry will not remain at the favourable levels experienced in 2004 and thus far in 2005. We believe that ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Furthermore, our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Financial Summary

	2005 Q2	2004 Q2	Change	2005 6-month	2004 6-month	Change
Direct Premiums Written ($ million)	1,171.4	1,043.4	12.3%	1,993.4	1,771.2	12.5%
Underwriting Income ($ million)	179.8	174.5	3.0%	294.7	218.0	35.2%
Net income ($ million)	223.6	172.4	29.7%	382.1	287.4	33.0%
Earnings per share (in dollars)* Basic and diluted	1.67	1.84	(9.2)%	2.86	3.07	(6.8)%
Earnings per adjusted share (in dollars)** Basic pro-forma	1.67	1.34	24.6%	2.86	2.24	27.7%
Earnings per adjusted share (in dollars)** Diluted pro-forma	1.67	1.29	29.5%	2.86	2.15	33.0%
Return on equity - last 12 months	37.8%	34.3%	3.5			
Return on equity – Q2 annualized	36.8%	57.9%	(21.1)			
Combined ratio	81.2%	78.9%	2.3	84.7%	86.8%	(2.1)

* Earnings per share figures were determined under Canadian generally accepted accounting principles, taking into account the lower number of shares outstanding in 2004 prior to the December IPO.

**Each of the basic and diluted earnings per adjusted share are calculated on a pro-forma basis as if the 128.5 million and 133.7 million shares issued following the December 2004 IPO and the January 2005 exercise of the over-allotment option, respectively, were outstanding during the first six-month periods of 2004 and 2005. However these figures have not been adjusted to reflect the potential effect of the use of proceeds on the investment income for the second quarter and the first six months of 2004.

Financial Highlights

- Net income for the quarter increased 29.7% compared to the same quarter of last year to amount to $223.6 million. For the first six months of the year 2005, net income amounted to $382.1 million, up 33% from the corresponding period of 2004.

- Revenues for the second quarter increased 23.5% to $1,112.3 million from $900.9 million in the corresponding quarter of the previous year. Net premiums earned increased by 15.4% to reach $955.8 million mainly as a result of the acquisition of Allianz. Investment income increased 52.4% to reach $95.4 million as a result of the growth in invested assets. Realized gains on the sale of investments increased from $6.0 million to $46.7 million as a result of favourable equity and fixed income markets. Total income before income taxes for the quarter increased 35.6% to $323.6 million.

- For the first six months of the year, revenues increased 19.1% to $2,211.2 million. Net premiums earned increased by 16.9% to $1,923.8 million. Investment income increased 37.7% to reach $171.9 million while the realized gains on the sale of investments increased from $78.1 million to $89.5 million. Total income before income taxes increased by 35% to $552.3 million in 2005.

- Shareholders' equity increased by 22.9% since the beginning of the year to $2,530.8 million at the end of the second quarter as a result of increased earnings during the first half of the year and the exercise of the IPO over-allotment option in January. Our debt to total capital declined to 4.8%.

Business Highlights

- Direct written premiums continued to grow and underwriting income remained strong driven by the performance of the automobile insurance portfolio.

- Direct written premiums increased 12.3% during the quarter to reach $1,171.4 million. The increase is attributable to the acquisition of Allianz Canada and an increase in the number of risks insured, which offset an average rate reduction of 7% in personal automobile insurance during the quarter and lower premiums written on behalf of industry pools. The growth in the number of insured risks remained strong at 15.7% for the quarter. Personal lines insurance direct written premiums increased by 9.5% to $796.4 million while commercial insurance premiums grew by 18.7% to reach $375.1 million. For the first six months of the year, direct written premiums increased by 12.5%.

- Underwriting income remained strong at $179.8 million during the quarter. For the year to date underwriting income is up $76.7 million compared to the first six months of 2004. These results were achieved despite the impact of the storms that hit Southern Alberta in

June, which resulted in a $43 million charge to our underwriting income and a 4.0% deterioration in the combined ratio during the second quarter. Allianz's contribution to the underwriting income amounted to $33.5 million during the quarter and $43.3 million for the first six months.

- The strength of personal automobile insurance results continued with an underwriting income of $145.9 million in the second quarter, as a result of continued low claims frequencies, favourable reserve developments and higher underwriting income derived from industry pools.

- Our commercial lines activities contributed $64.9 million in underwriting income during the quarter and $99.4 million for the first six months. The claims ratio in commercial lines increased by 4.9 percentage points during the second quarter to reach 43.8%. Nearly half of the increase is attributable to June storms that hit Alberta.

Corporate Developments

- On July 31, the company concluded the sale of the renewal rights of ING Insurance's $13 million commercial marine business to Royal & SunAlliance. ING Insurance will however continue to provide insurance to individual yacht owners as part of their home or cottage coverage.

  On August 5, the investment management subsidiary of ING Canada, ING Investment Management, closed the merger of 13 ING mutual funds into AGF Funds and the acquisition of the ING Canadian Dividend Income Fund by AGF Funds Inc. ING IM will act as the exclusive sub-advisor for AGF Dividend Income Fund.

  While these transactions are not material, they will allow ING Canada to continue to further concentrate its activities on its core personal and commercial insurance markets.

- As part of the investigations launched by the Autorité des marchés financiers, the regulatory agency that supervises the financial services sector in the Province of Quebec, we, along with over 70 businesses – insurers, related companies and brokerages – have received formal requests during the second quarter to provide information to the AMF. The investigations focus primarily on transparency and the disclosure to consumers of business ties between insurers and brokers, the appearance of conflicts of interest and commercial practices. We are cooperating with the AMF in its investigations.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 am EDT. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A playback of the call will be available starting at 12:00 p.m. EDT on August 11 through 5:00 p.m. EDT on August 18. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll free in North

America). The passcode is 57096615. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton - Director, Corporate Communications, Tel: 416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

MANAGEMENT DISCUSSION AND ANALYSIS

August 11, 2005
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included in the Company's 2004 Annual Report to Shareholders. Additional information relating to ING Canada, including the Annual Information Form, may be found on SEDAR at www.sedar.com. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not reconcile due to rounding.

Current Outlook

We believe that several key factors will affect the property and casualty ("P&C") insurance industry in the coming twenty-four months.

Given the importance of automobile insurance, provincial regulatory changes affecting this line of business are expected to continue to impact the performance of the P&C insurance industry. Based on the experience to date, the various reforms continue to be effective at containing and stabilizing claims costs. As a result, product availability and affordability are being restored. Sustainability of the cost containment measures as well as potential rate reductions will be the key drivers in the short term.

The low levels of automobile claims frequency observed in 2004 appear to be holding in 2005. We believe it will either return to levels higher than current ones or competitive pressure will lead to further premium reductions. Industry returns in automobile insurance are likely to exceed historical levels for the coming twelve months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance. While we are seeing price softening, current price levels in general yield returns above historical levels. We remain disciplined in pricing and underwriting while committing to superior service to our brokers and commercial customers.

Furthermore, increases in non-residential construction costs will put additional pressure on underwriting margins in commercial insurance. We are therefore working with our brokers to ensure that insured values for our commercial customers are adequate.

Overall, we expect the industry's top-line growth rates for the next twenty-four months to be below historical levels. We also expect that the underwriting results of the industry will not remain at the favourable levels experienced in 2004 and thus far in 2005.

Management believes that ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Furthermore, our distinct

product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net income

Net income for the three months ended June 30, 2005 ("Q2 05") was $223.6 million up $51.3 million, or 29.7%, from $172.3 million for the three months ended June 30, 2004 ("Q2 04"). Net income was $382.1 million for the six months ended June 30, 2005 ("YTD 05") up $94.7 million, or 33.0%, from the six months ended June 30, 2004 ("YTD 04").

These results, which include the addition of Allianz (acquired in December 2004), reflect the continued strength of our underwriting activities, solid growth in investment income and a significant increase in realized gains on the sale of investments. Despite the losses incurred following the June 2005 storms in Southern Alberta, our underwriting results remained strong thanks to the continued profitable growth of our personal automobile portfolio which benefited from low claims frequency, positive reserve development and improved results from industry pools in which we participate.

Shareholders' equity

Shareholders' equity increased by $471.2 million, or 22.9%, to $2,530.8 million at Q2 05 compared to December 31, 2004. In addition to the net income of $382.1 million, the exercise of the over-allotment option in January 2005 from our initial public offering in December generated an increase in shareholders' equity of $131.6 million. The proceeds of the over-allotment option were used to repay debt of $129.2 million. Cumulative dividends of $43.5 million were also paid, reducing shareholders' equity.

The summary financial data set forth in the following tables have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and have been derived from our consolidated interim financial statements for the three and six months ended June 30, 2005.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	**2004**	**2005**	**2004**
Direct premiums written	$1,171.4	$1,043.4	$1,993.4	$1,771.2
Total revenue	1,112.3	900.9	2,211.2	1,856.5
Underwriting income	179.8	174.5	294.7	218.0
Net income	223.6	172.3	382.1	287.4
Earnings per share (in dollars) Basic and Diluted	1.67	1.84	2.86	3.07

(in millions of dollars)	As at June 30 2005	As at December 31 2004
Investments	$6,257.6	$6,010.4
Total assets	9,937.2	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,530.8	2,059.6

The following table shows selected financial ratios and Return on Equity ('ROE") data.

	Three months ended June 30		Six months ended June 30	
	2005	**2004**	**2005**	**2004**
Claims ratio	51.6%	49.7%	55.1%	58.0%
Expense ratio	29.6%	29.2%	29.6%	28.8%
Combined ratio	**81.2%**	**78.9%**	**84.7%**	**86.8%**

	Twelve months ended June 30	
	2005	**2004**
ROE [(1)]	37.8%	34.3%
ROE of our P& C insurance subsidiaries[(2)]	37.2%	29.3%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period.

(2) Represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz : Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Revenue

Our revenue increased by $211.4 million, or 23.5%, to $1,112.3 million in Q2 05 compared to $900.9 million in Q2 04. For YTD 05, revenue was up by $354.7 million, or 19.1%, to $2,211.2 million compared to $1,856.5 million for YTD 04. The Allianz acquisition generated the primary revenue growth in net premiums earned while investment income in our P&C operations together with commission and advisory fees in our affiliated brokerage operations represented strong contributors to revenue. In addition, both realized and unrealized investment gains in the equity and fixed income portfolios were up significantly in the quarter due to the strong performance of those markets.

Direct premiums written were up $128.0 million, or 12.3%, in Q2 05 compared to Q2 04 and $222.1 million, or 12.5%, in YTD 05 compared to YTD 04 primarily due to the acquisition of Allianz.

The number of insured risks, defined as the number of vehicles in automobile, the number of premises in personal property and the number of policies in commercial other (which includes all commercial lines of business excluding commercial auto) grew 15.7% in Q2 05 (YTD 05 : 17.4%) including 3.9% for Q2 05 (YTD 05 : 4.2%) from organic growth. Lower premiums from industry pools and rate reductions in personal automobile served to dampen growth however in direct premiums written.

Net premiums earned increased by $127.8 million, or 15.4%, to $955.8 million in Q2 05 compared to $828.0 million in Q2 04. For YTD 05, the increase in net earned premiums was $278.0 million, or 16.9%, to $1,923.8 million compared to $1,645.8 million a year ago. Allianz accounted for $126.3 million, or a 15.3%, increase in Q2 05 (YTD 05 : $260.8 million or a 15.8% increase). Lower earned premiums from industry pools (Q2 05 : 2.6%; YTD 05 : 2.2%), as well as premium rate reductions in personal automobile reduced growth.

Investment income was $95.4 million in Q2 05 up $32.8 million, or 52.4%, from the $62.6 million reported in Q2 04. For YTD 05, investment income increased by $47.1 million, or 37.7%, to $171.9 million compared to $124.8 million a year ago. The increase in invested assets as a result of the Allianz acquisition, the retained profits of the last twelve months plus interest income received as part of an interim settlement in Q2 05 related to the 2001 Portfolio Purchase were the main contributing factors to higher investment income.

Underwriting income

Underwriting income increased by $5.3 million to $179.8 million in Q2 05 relative to Q2 04. For YTD 05, underwriting income was $294.7 million up $76.7 million from the comparable period in 2004. The Allianz acquisition contributed $33.5 million and $43.3 million, respectively, to underwriting income for the three months and six months ended June 30, 2005. The adverse impact of the June 2005 catastrophe storms in Southern Alberta on underwriting income was $43.0 million net of reinsurance and deteriorated the claims ratio by 4.0% and 2.0%, respectively, for the three months and six months ended June 30, 2005.

Our personal automobile portfolio continued to be the most significant contributor to underwriting income, accounting for $145.9 million with a combined ratio of 69.8% and $213.2 million with a combined ratio of 78.2%, respectively, of underwriting income for the quarter and the year to date. The performance of the automobile portfolio benefited from favourable reserve development resulting primarily from the sustained effectiveness of automobile reforms, continued low claims frequency and by an improvement in the underwriting results from the industry pools.

Summary of Quarterly Results

(in millions of dollars, except for per share data)	2005		2004				2003			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct Premiums Written	$1,171.4	$821.9	$883.0	$921.6	$1043.4	$727.8	$851.6	$918.7	$990.2	$683.3
Total Revenues	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6	808.0	777.6	735.3	694.5
Underwriting income (loss)	179.8	114.9	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	323.6	228.6	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net income	223.6	158.5	173.1	163.6	172.3	115.1	24.7	66.7	58.2	0.9
Combined ratio[1]	81.2	88.1	86.7	83.9	78.9	94.7	101.8	93.8	93.4	103.8
Seasonal indicator[2]	-	-	1.01	0.98	0.92	1.10	1.04	0.96	0.95	1.06
Earnings per share										
Basic	1.67	1.19	1.69	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Diluted	1.67	1.19	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share[3]										
Basic Pro-Forma	1.67	1.19	1.35	1.27	1.34	0.90	0.19	0.52	0.45	0.01
Diluted Pro-Forma	1.67	1.19	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

(1) The combined ratio is the sum of the claims ratio and the expense ratio. Claims and expenses are determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.

(2) The seasonal indicator is the ratio of the quarterly to the yearly combined ratio.

(3) To facilitate comparison between historical and future performance, management calculates basic and diluted earnings per adjusted share on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the nine quarters, and as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past nine quarters. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies.

For the three and six months ended June 30, 2005, the combined ratios were 81.2% and 84.7%, respectively. The combined ratio ("CR") of Q2 05 of 81.2% reflects the observed seasonality in our P&C business. The first quarter 2005 CR was 88.1% and thus 6.9 percentage points higher than Q2 05. This difference is actually smaller than our 3 year average of 11.0% due in part to the catastrophe storms in Southern Alberta. The seasonal indicator pattern has historically shown that Q2 is the lowest loss quarter followed by Q3, Q4 and then Q1.

SEGMENTED INFORMATION

We report our results through the three segments of our P&C insurance business : personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries, as well as through two other segments, namely corporate and other, and realized investment and other gains.

The following table presents selected information on our segments.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Revenue				
Net premiums earned				
Personal insurance	$ 665.4	$ 576.4	$1,341.2	$1,148.1
Commercial insurance	290.4	251.6	582.6	497.7
Total net premiums earned	955.8	828.0	1923.8	1,645.8
Investments	90.9	60.4	164.7	120.7
Total P&C insurance	**$1,046.7**	**$ 888.4**	**$2,088.5**	**$1,766.5**
Corporate and other	18.9	6.5	33.2	11.9
Realized investment and other gains	46.7	6.0	89.5	78.1
Total Revenue	**$1,112.3**	**$ 900.9**	**$2,211.2**	**$1,856.5**
Income before income taxes				
Underwriting income				
Personal insurance	$ 114.9	$ 108.6	$ 195.3	$ 131.7
Commercial insurance	64.9	65.9	99.4	86.3
Total underwriting income	179.8	174.5	294.7	218.0
Investments	85.2	58.0	153.4	116.0
Total P&C insurance	**$ 265.0**	**$ 232.5**	**$ 448.1**	**$ 334.0**
Corporate and other	11.9	0.0	14.7	(3.2)
Realized investment and other gains	46.7	6.0	89.5	78.1
Total income before income taxes	**$ 323.6**	**$ 238.5**	**$ 552.3**	**$ 408.9**

Personal Insurance

The following table sets forth the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	**2004**	**2005**	**2004**
Direct premiums written				
Personal automobile	$572.8	$527.6	$ 960.7	$ 878.6
Personal property	223.6	199.8	370.8	325.7
Total	$796.4	$727.4	$1,331.5	$1,204.3
Net premiums earned	$665.4	$576.4	$1,341.2	$1,148.1
Expenses :				
Claims and loss adjustment expenses	366.6	313.8	772.9	714.0
Commissions	107.7	87.6	219.1	178.2
Premium taxes	23.0	20.4	46.1	39.2
General expenses	53.2	46.0	107.8	85.0
Total expenses	550.5	467.8	1,145.9	1,016.4
Underwriting income	$114.9	$108.6	$ 195.3	$ 131.7
Ratios :				
Claims ratio	55.1%	54.4%	57.6%	62.2%
Commissions ratio	16.2%	15.3%	16.4%	15.5%
Premium taxes ratio	3.4%	3.5%	3.4%	3.4%
General expense ratio	8.0%	8.0%	8.0%	7.4%
Combined ratio	82.7%	81.2%	85.4%	88.5%

Direct premiums written increased by $69.0 million, or 9.5%, in Q2 05 compared to Q2 04 (YTD 05 : $127.2 million or 10.6%) while the number of insured risks increased by 16.8% in Q2 05 (YTD 05 : 18.4%). Allianz accounted for a 12.5% increase in direct written premiums in Q2 05 (YTD 05 : 14.0%). Lower premiums year-over-year from industry automobile pools reduced premium growth by 5.3% in Q2 05 (YTD 05 : 5.4%) Personal automobile direct premiums written reflect an average rate reduction of approximately 7.0 % for Q2 05 (YTD 05 : 8.4 %).

Net premiums earned increased by $89.0 million, or 15.4%, in Q2 05 compared to Q2 04 (YTD 05 : $193.1 million or 16.8%). Allianz accounts for a 16.4% increase in Q2 05 (YTD 05 : 16.9%). Lower earned premiums year-over-year from industry automobile pools reduced premium growth by 3.8% in Q2 05 (YTD 05 : 3.2%) while premium rate reductions in personal automobile also reduced growth.

Underwriting income from personal insurance increased by $6.3 million in Q2 05 compared to Q2 04 (YTD 05 : $63.6 million). These results include the negative impact in the claims ratio related to the catastrophe storms in Southern Alberta during the month of June 2005 which reduced

underwriting income by $33.7 million net of reinsurance and increased the claims ratio by 4.7% (YTD 05 : 2.3%).

The claims ratio for personal property increased by 28 percentage points in Q2 05 compared to Q2 04 (YTD 05 : 15.2 percentage points). The catastrophe storms had the biggest impact on personal property with an increase in the claims ratio of 14.7 percentage points for Q2 05 (YTD 05 : 7.3 percentage points). The majority of the remaining deterioration is driven by heavy rain across Canada resulting in a higher incidence of water damage claims adversely impacting both claims frequency and severity.

The personal automobile business continued to experience a significant improvement, with the claims ratio decreasing by 9.6 percentage points in Q2 05 compared to Q2 04 (YTD 05 : 11.9 percentage points). The impact of the catastrophe storms increased the claims ratio by 1.0 percentage point in Q2 05 (YTD 05 : 0.5 percentage point). The improvement was attributable to favourable reserve development, continued favourable claims frequency and improvement in underwriting income from the industry pools of $13.2 million for Q2 05 (YTD 05 : $16.2 million).

Our personal insurance expense ratio was 27.6% for Q2 05 compared to 26.8% in Q2 04 and 27.8% for YTD 05 compared to 26.3% for YTD 04. Commissions accounted for 0.8 percentage point increase for Q2 05 (YTD 05 :0.9 percentage point increase). Regular commissions grew by approximately $18.2 million, or 26.3%, in Q2 05 and $36.4 million, or 26.5%, for YTD 05 which is slightly higher than the growth in direct earned premiums. Profit sharing commissions for brokers increased by $8.3 million in Q2 05 and $15.2 million for a total of $44.0 million for YTD 05. Commissions from industry pools decreased by $7.5 million in Q2 05 and $12.2 million for YTD 05.

The general expense ratio remained constant at 8% for Q2 04 and Q2 05 but increased by 0.6 percentage point for the 2005 year to date compared to 2004. In absolute terms, general expenses increased by $7.1 million, or 15.5%, in Q2 05 compared to Q2 04 (YTD 05 : by $22.8 million, or 26.7%, compared to YTD 04) of which Allianz accounts for $7.7 million of the increase in Q2 05 and $18.3 million of the year-to-date increase. In addition, transition expenses related to the Allianz acquisition which were allocated to both claims and general expenses were $4.3 million for YTD 05.

Commercial Insurance

The following table sets forth the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	**2004**	**2005**	**2004**
Direct premiums written				
Commercial automobile	$101.6	$ 88.3	$172.2	$151.2
Commercial other	273.5	227.8	489.7	415.8
Total	**$375.1**	**$316.0**	**$661.9**	**$567.0**

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	**2004**	**2005**	**2004**
Net premiums earned	$290.4	$251.6	$582.6	$497.7
Expenses :				
Claims and loss adjustment expenses	127.1	97.9	287.6	241.4
Commissions	61.0	54.2	121.6	106.1
Premium taxes	10.7	9.1	21.4	18.1
General expenses	26.7	24.5	52.6	45.8
Total expenses	225.5	185.7	483.2	411.4
Underwriting income	**$ 64.9**	**$ 65.9**	**$ 99.4**	**$ 86.3**
Ratios :				
Claims ratio	43.8%	38.9%	49.4%	48.5%
Commissions ratio	21.0%	21.6%	20.8%	21.4%
Premium taxes ratio	3.7%	3.6%	3.7%	3.6%
General expense ratio	9.2%	9.7%	9.0%	9.2%
Combined ratio	**77.7%**	**73.8%**	**82.9%**	**82.7%**

Direct premiums written increased by $59.0 million, or 18.7%, in Q2 05 compared to Q2 04 (YTD 05 : $94.9 million or 16.7%). Allianz accounts for a 15.2% increase in Q2 05 (YTD 05 : a 16.1% increase). The number of insured risks increased by 7.4% in Q2 05 (YTD 05 : 10.4%).

Net premiums earned increased by $38.8 million, or 15.4%, in Q2 05 compared to Q2 04 (YTD 05 : $85.0 million or 17.1%). Allianz accounts for 12.6% of the increase in Q2 05 (YTD 05 : 13.5%).

Underwriting income decreased by $1.0 million in Q2 05 compared to Q2 04, however, the year-to-date underwriting income has increased by $13.1 million. The claims ratio for commercial insurance increased by 4.9 percentage points from 38.9% for Q2 04 to 43.8 % for Q2 05, however, the year-to-date increase is 0.9 percentage point. The catastrophe storms in Southern Alberta during the month of June 2005 increased the claims ratio by 2.3 percentage points for Q2 05 (YTD 05 : 1.2 percentage points). While claims frequency remained favourable and past rate increases have contributed favourably, increase in severity is driving the majority of the remaining deterioration for the quarter.

Our commercial insurance expense ratio was 33.9% for Q2 05 compared to 34.9% for Q2 04 due to decreases of a 0.5 percentage point in both the commission and the general expense ratio. Our year-to-date commercial insurance expense ratio was 33.5% compared to 34.2% in 2004 due to decreases of a 0.5 percentage point in the commission ratio and a 0.2 percentage point in the general expense ratio.

Commissions increased by $6.9 million, or 12.8%, in Q2 05 compared to Q2 04. Regular commissions increased by $8.4 million, or 17.6%, and reinsurance commissions increased by $2.2 million. Year-to-date commissions increased by $15.4 million, or 14.5%, compared to 2004. Regular commissions were higher by $18.3 million, or 19.2%, profit-sharing commissions for

brokers increased by $4.2 million to $20.3 million for YTD 05 and reinsurance commissions increased by $7.3 million.

The general expense ratio decreased by a 0.5 percentage point in Q2 05 compared to Q2 04, and the 2005 year-to-date ratio decreased by a 0.2 percentage point compared to 2004. In absolute terms, general expenses increased by $2.2 million, or 8.9%, in the Q2 05 compared to Q2 04 (YTD 05 : by $6.8 million, or 15.0%, compared to YTD 04). Allianz accounts for $3.5 million of the increase in Q2 05 and $7.2 million of the year-to-date increase. Transition expenses related to the Allianz acquisition which were allocated to both claims and general expenses were $1.9 million for YTD 05.

Investment income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Investment				
Interest income	$61.0	$35.7	$109.9	$ 72.8
Dividend income	30.1	24.1	55.9	47.3
Other	(0.2)	0.6	(1.1)	0.6
Investment revenue P&C subsidiaries	**$90.9**	**$60.4**	**$164.7**	**$120.7**
Investment expenses	(5.7)	(2.4)	(11.3)	(4.7)
Investment income before income taxes – P&C subsidiaries	**$85.2**	**$58.0**	**$153.4**	**$116.0**

Investment income earned by the investment portfolios of our insurance companies increased by $30.5 million, or 50.5%, for Q2 05 compared to Q2 04. Year-to-date income increased by $44.0 million, or 36.4%, to $164.7 million for YTD 05 from $120.7 million in YTD 04. As part of an interim settlement in Q2 05 related to the 2001 Portfolio Purchase, interest income of $14.5 million was received. The average pre-tax yields of our investment segment, excluding realized investment gains and losses and interest income related to the 2001 Portfolio Purchase noted above was 5.1% for Q2 05 compared to 5.2% for Q2 04 (YTD 05 : 5.0% compared to 5.2%).

Investment expenses were $5.7 million for Q2 05 (YTD 05 : $11.3 million) compared to Q2 04 $2.4 million (YTD 04 : $4.7 million). The increase in expenses was due to increased assets from the Allianz acquisition plus a change in asset management charges instituted effective January 1, 2005 to reflect market costs. These expenses were paid to our in-house investment operations and therefore the same amount is reported as expense in this segment and as negative expense in the "Corporate and Other segment" and thus eliminated in consolidation.

Realized investment and other gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Realized investment and other gains (losses)				
Fixed income	$25.3	$(13.4)	$36.2	$42.0
Preferred shares	(0.5)	(4.5)	(0.3)	(2.6)
Common shares	21.9	4.0	52.7	34.8
Sale of subsidiaries and other	0.0	19.9	0.9	3.9
Total	**$46.7**	**$6.0**	**$89.5**	**$78.1**
After-tax total	$31.4	$9.8	$61.3	$52.4

Realized investment and other gains were up $40.7 million in Q2 05 compared to Q2 04 due to gains in both the equity and fixed income portfolios compared to losses from rebalancing of the fixed income portfolio in 2004. Impairments were negligible in the second quarter of both 2005 and 2004.

Year-to-date realized investment and other gains were up $11.4 million compared to 2004 due to stronger equity markets in 2005 generating somewhat higher gains on equities. There were slightly fewer gains on fixed income securities. Impairments for the six months ended June 30, 2005 and June 30, 2004, were negligible amounts of $0.06 million and $0.70 million, respectively.

Corporate and Other

The following table presents the results of our corporate and other segment including intercompany eliminations which are primarily commissions and general expenses.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Investment income	$ 4.6	$2.2	$ 7.2	$ 4.1
Commission and advisory fees	14.3	4.3	26.0	7.8
Revenue	18.9	6.5	33.2	11.9
Commissions	(5.6)	1.5	(8.9)	6.2
General expenses	10.6	2.1	23.4	3.1
Interest on debt	2.0	2.9	4.0	5.8
Expenses	7.0	6.5	18.5	15.1
Income (loss) before income taxes	**$11.9**	**$0.0**	**$14.7**	**$(3.2)**

Income from corporate and other was higher by $11.9 million in Q2 05 relative to Q2 04 and by $17.9 million for YTD 05 compared to YTD 04. The increase is primarily due to the commission

income earned by Canada Brokerlink (obtained in the Allianz acquisition) which was $9.1 million and $16.5 million, respectively, for the three and six months ended June 30, 2005.

The increase in general expenses was principally due to Canada Brokerlink which incurred general expenses of $9.7 million and $22.1 million, respectively, in Q2 05 and YTD 05. On the other hand, commission expenses were lower due to non recurring commissions related to the 2001 Portfolio Purchase which amounted to $4.0 million in Q2 04 and $7.9 million for YTD 04. Furthermore, the higher commissions earned by our brokerages, principally Canada Brokerlink, from our P&C companies were eliminated in corporate and other and thereby reduced commission expenses.

BALANCE SHEET ANALYSIS

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. Premium receivables from brokers and policyholders were $174.0 million and $1,111.9 million, respectively, as at June 30, 2005, and $163.8 million and $1,076.0 million, respectively, as at December 31, 2004.

Other receivables consist of amounts due from the Facility Association and other industry pools, other insurers, and other which were $208.2 million, $31.3 million and $56.3 million, respectively, as at June 30, 2005, and $202.8 million, $137.3 million and $62.5 million, respectively, as at December 31, 2004.

Investments

Cash and cash equivalents and investments increased by $282.0 million, or 4.4%, to $6.6 billion at June 30, 2005, compared to December 31, 2004. This increase was due to the higher premiums written, interim settlement of $116.9 million related to the 2001 Portfolio Purchase and receipt of $123.9 million of investment funds transferred from Facility Association which offset first quarter payment of tax balances for the 2004 taxation year and the payment of profit commissions to brokers and incentive bonuses to employees. The funds transferred from Facility Association are not required to meet the association's short term needs but will eventually be returned to the association to enable it to pay the policyholder claims to which these funds relate.

The following table sets forth our cash and invested assets as at June 30, 2005 and December 31, 2004.

(in millions of dollars)	As at June 30, 2005 Book value ("BV")	% of BV	Fair value	As at December 31, 2004 BV	% of BV	Fair value
Cash and cash equivalents	$ 391.9	5.9%	$ 391.9	$ 357.2	5.6%	$ 357.2
Short-term notes	168.6	2.5%	168.6	-	-	-
Fixed income securities(1)	3,582.3	53.9%	3,759.4	3,685.1	57.9%	3,776.5
Commercial mortgages	76.5	1.1%	81.5	78.7	1.2%	83.3
Preferred shares	1,188.6	17.9%	1,239.6	1,069.6	16.8%	1,136.3
Common shares(1)	1,069.5	16.1%	1,143.5	997.7	15.7%	1,077.2
Other investments	172.2	2.6%	172.2	179.3	2.8%	179.3
Total investments & cash	**$6,649.6**	**100.0%**	**$6,956.7**	**$6,367.6**	**100.0%**	**$6,609.8**

(1) Fixed income and common shares include seed capital investment in affiliated mutual funds, with a book value of $155.0 million as at June 30, 2005 and as at December 31, 2004.

Our investment objectives remain consistent with the information presented in the 2004 Annual Report. The weighted average ratings of our fixed income and preferred share portfolios as at June 30, 2005 were "AA" and "P2", respectively, by either Standard & Poor's ("S&P") or Dominion Bond Rating Services. Included in the fixed income and preferred share portfolios at June 30, 2005, were approximately $33.7 million of securities with a rating below investment grade or not rated compared to $42.9 million as at December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consisted of loans to brokers with a book value of $158.8 million as at June 30, 2005 compared to $156.3 million as at December 31, 2004, equity investments in brokers with a book value of $13.2 million as at June 30, 2005 compared to $13.4 million as at December 31, 2004 and other commercial loans with a book value of $0.2 million as at June 30, 2005 compared to $9.6 million as at December 31, 2004.

Unpaid claims and adjustment expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at June 30, 2005 decreased by $14.0 million or 0.4% during the first six months of 2005. The decrease occurred in the second quarter as a result of the favourable claim experience combined with the incurred but not reported ("IBNR") adjustment resulting from the quarterly actuarial reserve evaluation.

The favourable reserve development is largely the result of the cost containment of auto reforms which appear to be sustainable as well as continuing low levels of claims frequency, both being more favourable than what was anticipated. The quarterly evaluation of our best estimates of claim liabilities, while remaining conservative, has taken into account the emergence of this favourable development for both current and prior accident years.

The favourable development of all prior accident years during the first half of 2005 was $108.3 million, or 3.8%, ($43.6 million in the second quarter) with every accident year being favourable except for 2001 and accident years prior to 1996. This development came mainly from automobile in the amount of $103.1 million, including the positive development of class action suits during the first quarter and the favourable impact of the quarterly IBNR evaluation of which $27.5 million related to prior accident years. Most of the remaining favourable development came from commercial general liability in the amount of $10.3 million.

The following table, which excludes Allianz, shows the development of the claim liabilities for the ten most recent accident years, with the estimated amount of subsequent development for each accident year shown by year up to June 30, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the claim liabilities required for claims still open or claims still unreported. We have experienced favourable development for accident years 2004, 2003, 1998, 1997, 1996, 1995 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years, in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular, relating to automobile insurance in Ontario.

	Accident Year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve Originally Estimated	$ 904.3	$ 814.9	$ 711.9	$ 655.3	$ 607.7	$ 557.2	$ 531.2	$ 547.2	$ 493.4	$ 1,073.5
Reserve re-estimated as of (1)										
One year later	865.9	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	986.9
Two years later		697.9	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			714.4	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				732.0	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					651.4	614.4	520.1	420.9	433.8	961.6
Six years later						609.9	517.5	426.3	432.0	953.4
Seven years later							514.6	424.6	417.9	955.9
Eight years later								423.8	414.4	968.5
Nine years later									413.7	977.2
Ten years later										978.8
Cumulative deficiency (redundancy)	(38.4)	(116.9)	2.5	76.7	43.7	52.8	(16.7)	(123.4)	(79.8)	(94.7)
	(4.3)%	(14.4)%	0.4%	11.7%	7.2%	9.5%	(3.1)%	(22.5)%	(16.2)%	(8.8)%
Development during 2005	(38.4)	(52.1)	(7.0)	2.5	(5.9)	(4.5)	(2.9)	(0.8)	(0.8)	1.6
	(4.3)%	(6.4)%	(1.0)%	0.4%	(1.0)%	(0.8)%	(0.6)%	(0.1)%	(0.2)%	0.2%

(1) The last diagonal is estimated as at June 30, 2005.

For the claim liabilities relating to the Allianz acquisition, the table below shows the development only from December 2004, given that the acquisition took place late in 2004. On $680.5 million of claim liabilities as at December 31, 2004, we experienced $26.7 million of favourable development for the first six months of 2005 of which $23.0 million relates to the second quarter. Similar to our own experience, this came mainly from automobile with a favourable development of $22.0 million.

	Accident Year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve as of December 2004	$ 213.4	$ 158.4	$ 126.7	$ 73.6	$ 47.8	$ 29.9	$ 16.9	$ 10.0	$ 3.6	$ 0.2
Reserve re-estimated as of June 2005	196.2	148.5	127.0	73.8	48.4	30.1	17.2	10.2	2.6	0.0
Development during 2005	(17.2) (8.1)%	(9.9) (6.3)%	0.2 0.2%	0.1 0.2%	0.6 1.2%	0.3 0.9%	0.3 2.1%	0.2 1.7%	(1.1) (28.9)%	(0.2) (98.7)%

Claim liabilities in Canada determined in accordance with accepted actuarial practice take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the claim liabilities. Discount rates and provisions for adverse deviation were set on a basis consistent with those used at year-end 2004.

In the tables above, the claim liabilities used are those used in the financial statements and therefore are discounted and include a provision for adverse deviations while the cumulative payments do not include either. The net impact of the discount and the provision for adverse deviation makes the booked claim liabilities slightly higher than undiscounted best estimates (by approximately 1.4% at year-end 2004).

Reinsurance

Policy liabilities including unearned premiums and unpaid claims and adjustment expenses ceded to reinsurers were $738.9 million and $687.2 million, respectively, as at June 30, 2005 and December 31, 2004. As part of the Allianz transaction relating to the AGR Business, there were assumed and ceded policy liabilities of $13.8 million and $465.2 million, respectively, for 2005 and $18.9 million and $508.6 million, respectively, for 2004. These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. ING Re, our primary reinsurer, represented 16% and 17%, respectively, of the remaining ceded policy liabilities as at June 30, 2005 and December 31, 2004. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third-party reinsurers have immaterial amounts of reinsurance payable to us.

In 2005, for multi-risk events or catastrophes, our retention is $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retain 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. The company was the assigned beneficiary of such trust accounts from unlicensed reinsures totalling $456.9 million and $458.7 million, respectively, as at June 30, 2005 and December 31, 2004. These amounts included $47.5 million and $ 56.0 million, respectively, as at June 30, 2005 and December 31, 2004 from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $331.0 million as at June 30, 2005 and $349.5 million as at December 31, 2004, and can be accessed if these reinsurers are unable to meet their obligations.

Share Capital

As of August 11, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. holds approximately 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 Long-term Incentive Plan, certain employees are awarded performance units (one performance unit equals one company common share) as a portion of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle is contingent upon the Company's three-year average return on equity relative to that of the Canadian P&C insurance industry. All shares awarded under this plan will be purchased in the market. The Company re-estimates the number of performance units that are expected to vest at each reporting period. That estimate was 180,250 units at June 30, 2005.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash provided by operations was $402.9 million for Q2 05 compared to $221.0 million for Q2 04 due to higher income and changes in operating assets and liabilities. Year-to-date operations provided cash of $278.5 million for YTD 05 compared to $970.6 million for YTD 04 which is primarily explained by the commutation of the quota-share treaty on January 1, 2004 which recorded $665.0 million of cash from operations. In addition, we have an uncommitted revolving credit facility with a Canadian chartered bank of $50 million, none of which was drawn at August 11, 2005. We are not currently planning to make any significant capital expenditures.

During the first quarter of 2005, we used the proceeds from the shares issued pursuant to the exercise of the over-allotment option to repay a $129.2 million promissory note payable to an affiliate, thereby reducing our debt outstanding to $127 million. As at June 30, 2005, the Company was adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $698.2 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at June 30, 2005, compared to $442.3 million at December 31, 2004. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations, the total amount of dividends available for payment from our subsidiaries during 2005 is $327.1 million plus any 2005 earnings.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $43.5 million, which was paid on March 31, 2005 and June 30, 2005.

During the quarter we received a S&P financial strength and long-term counterparty credit ratings of A+ for our P&C subsidiaries plus A.M. Best reaffirmed our financial strength rating of A+ and raised the ratings of Allianz and Trafalgar to A+ as well.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations and are measured at the exchange amount. It is management's belief that such exchange amounts approximate fair value. Notes 1 and 5 to the accompanying consolidated interim financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. These risks are described on pages 38 to 40 of our 2004 Annual Report and were essentially unchanged year to date.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions to disclose beyond those included in our annual financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and could therefore change and impact future results.

Changes in Accounting Policies Including Initial Adoption

As a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit Plan for independent Directors, the Company has adopted, effective January 1, 2005, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which sets a fair value based method of accounting for all stock-based compensation. Notes 1 and 10 to our consolidated interim financial statements describe the accounting for our stock-based compensation plans.

Recent Developments

On July 31, 2005, we closed the sale of the renewal rights of ING Insurance's $13 million commercial marine insurance to Royal & SunAlliance. Under the terms of the agreement, ING sold the renewal rights to all of ING Insurance's commercial ocean marine insurance as well as the yacht programs underwritten through several Managing General Agencies. ING Insurance will however continue to provide insurance to individual yacht owners as part of their home or cottage coverage.

On August 5, 2005, ING Investment Management Inc., a subsidiary of ING Canada closed the merger of 13 ING mutual funds into AGF Funds and the acquisition of the ING Canadian Dividend Income Fund by AGF Funds Inc. ING Investment Management had already closed five international funds in July 2005. As a result of these transactions, ING Investment Management will no longer offer its own mutual funds. However, it will act as the exclusive sub-advisor for the AGF Dividend Income Fund.

While both transactions are not material, they will allow ING Canada to continue to further concentrate its activities on its core insurance markets.

As part of the investigations launched by the Autorité des marchés financiers ("AMF"), the regulatory agency that supervises the financial services sector in Province of Quebec ,, we, along with over 70 businesses – insurers, related companies and brokerages – have received formal requests during the second quarter to provide information to the AMF. The investigations focus primarily on transparency and the disclosure to consumers of business ties between insurers and brokers, the appearance of conflicts of interest and commercial practices. We are cooperating with the AMF in its investigations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency, government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the

business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ING CANADA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED INTERIM BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at	
	June 30 2005	**December 31 2004**
ASSETS		
Cash and cash equivalents	$ 391,974	$ 357,213
Investments (note 2)	6,257,618	6,010,405
Accrued investment income	40,100	43,266
Premium and other receivables	1,581,732	1,642,362
Reinsurers' share of unpaid claims and adjustment expenses (note 4)	738,911	687,201
Reinsurers' share of unearned premiums (note 4)	41,746	78,199
Deferred acquisition costs	386,813	389,688
Income taxes receivable	32,870	2,591
Other assets	149,665	127,543
Long-term investments	44,693	48,108
Future income taxes	128,094	148,488
Intangible assets	37,933	36,944
Goodwill	105,037	91,116
	$9,937,186	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 703,777	$ 669,604
Due to affiliated companies (note 5)	4,033	3,025
Income taxes payable	28,805	100,913
Unpaid claims and adjustment expenses (note 4)	4,260,660	4,222,961
Unearned premiums (note 4)	2,276,534	2,340,997
Unearned reinsurance commissions	5,620	9,785
Debt outstanding (note 8)	127,000	256,230
	$7,406,429	$7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	$1,183,846	$1,052,290
Contributed surplus	84,288	83,336
Retained earnings	1,262,623	923,983
	$2,530,757	$2,059,609
	$9,937,186	$9,663,124

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (unaudited)
(In thousands of dollars except for per share amounts)

	For the three months ended		For the six months ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Direct premiums written	$1,171,450	$1,043,405	$1,993,361	$1,771,248
Net premiums written	1,118,401	1,011,740	1,895,829	1,891,964
REVENUE				
Net premiums earned	$ 955,834	$ 828,004	$1,923,837	$1,645,795
Investment income	95,403	62,582	171,864	124,784
Realized investment and other gains	46,757	6,027	89,496	78,072
Commission and advisory fees	14,342	4,284	25,988	7,820
	1,112,336	900,897	2,211,185	1,856,471
EXPENSES				
Claims and loss adjustment expenses	493,633	411,721	1,060,497	955,345
Commissions	163,305	143,133	331,786	290,550
Premium taxes	33,656	29,547	67,487	57,315
General expenses	96,089	75,074	195,149	138,511
	786,683	659,475	1,654,919	1,441,721
Interest on debt outstanding	1,990	2,872	3,981	5,819
INCOME BEFORE INCOME TAXES	323,663	238,550	552,285	408,931
Income taxes (note 6)	100,049	66,200	170,182	121,481
NET INCOME	$ 223,614	$ 172,350	$ 382,103	$ 287,450
Earnings per share (note 11)				
Basic and diluted	$1.67	$1.84	$2.86	$3.07

See accompanying notes to the consolidated interim financial statements

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

(in thousands of dollars)

	For the three months ended		For the six months ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Share capital				
Balance, beginning of period	$1,183,846	$605,905	$1,052,290	$605,905
Capital issued (notes 1 and 9)	-	-	136,032	-
Share issuance costs, net of income taxes	-	-	(4,476)	-
Balance, end of period	1,183,846	605,905	1,183,846	605,905
Contributed surplus				
Balance, beginning of period	83,636	83,336	83,336	83,336
Stock-based compensation (note 10)	438	-	738	-
Other	214	-	214	-
Balance, end of period	84,288	83,336	84,288	83,336
Retained earnings				
Balance, beginning of period	1,060,741	414,931	923,983	299,831
Net income	223,614	172,350	382,103	287,450
Dividends paid	(21,732)	-	(43,463)	-
Balance, end of period	1,262,623	587,281	1,262,623	587,281
TOTAL SHAREHOLDERS' EQUITY	$2,530,757	$1,276,522	$2,530,757	$1,276,522

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended		For the six months ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
OPERATING ACTIVITIES				
Net income	$223,614	$172,350	$382,103	$287,450
Adjustments to determine cash provided by operating activities :				
Amortization of property and equipment	3,577	3,180	7,123	6,276
Amortization of intangible assets	937	-	1,848	-
Amortization of premiums and discounts on fixed income securities	4,943	6,039	10,271	9,616
Net income from long-term investments	(3,016)	(2,300)	(4,467)	(3,635)
Dividends received from long-term investments	2,049	736	2,921	1,018
Realized investment and other gains	(46,757)	(6,027)	(89,496)	(78,072)
Deferred acquisition costs, net	(31,776)	(29,006)	(1,290)	(58,050)
Future income taxes, net	(2,119)	15,861	22,574	20,898
Unpaid claims and adjustment expenses, net	(50,616)	(33,131)	(14,011)	561,455
Unearned premiums, net	162,565	183,736	(28,010)	246,164
Changes in other operating assets and liabilities	139,036	(90,427)	(11,807)	(22,537)
Stock-based compensation	438	-	738	-
Cash provided by operating activities	402,875	221,011	278,497	970,583
INVESTING ACTIVITIES				
Proceeds from sale of investments	2,051,066	2,042,019	4,335,637	4,937,994
Purchase of investments	(2,372,150)	(2,139,017)	(4,504,312)	(5,798,394)
Purchase of property and equipment, net	(14,148)	(2,414)	(20,174)	(4,220)
Purchase of brokerages and books of business	(11,830)	-	(12,370)	-
Proceeds from sale of long-term investments	-	8,217	946	8,512
Cash used in investing activities	(347,062)	(91,195)	(200,273)	(856,108)
FINANCING ACTIVITIES				
Dividends paid	(21,732)	-	(43,463)	-
Debt repayment	-	(22,000)	(129,230)	(22,000)
Proceeds from capital issuance	-	-	136,032	-
Share issuance costs	-	-	(6,802)	-
Cash used in financing activities	(21,732)	(22,000)	(43,463)	(22,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	34,081	107,816	34,761	92,475
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	357,893	89,318	357,213	104,659
CASH AND CASH EQUIVALENTS, END OF PERIOD	$391,974	$197,134	$391,974	$197,134
SUPPLEMENTAL CASH FLOW INFORMATION :				
Income taxes paid	$85,617	$ 22,655	$250,087	$ 99,659
Interest paid on debt outstanding	-	545	3,981	5,509

See accompanying notes to the consolidated interim financial statements

(in thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. ("the Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the results of Allianz are only included in the Company's consolidated statement of income for the three and six month periods ended June 30, 2005.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of 70% of the common shares and the Special Share (note 9), and a party to the Co-Operation Agreement ("Agreement"), has significant influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these consolidated interim financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Adoption of accounting policy

During 2005, as a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit Plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for non-employees.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these consolidated interim financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities at the dates of these consolidated interim financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(In thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1 — As at June 30, 2005

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes with a maturity greater than 90 days	$ 168,559	$ 168,559	$ -	$ -
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	2,243,330	2,356,972	113,678	36
Corporate	972,017	1,023,741	52,493	769
Asset-backed	346,447	357,963	11,516	-
Below investment grade [c]	4,238	3,312	-	926
Not rated	16,318	17,440	1,122	-
Total fixed income securities	3,582,350	3,759,428	178,809	1,731
Mortgage loans	76,457	81,564	5,107	-
Preferred shares				
Investment grade [d]	1,175,477	1,224,374	54,606	5,709
Below investment grade [d]	13,152	15,196	2,044	-
Total preferred shares	1,188,629	1,239,570	56,650	5,709
Common shares [b]	1,069,464	1,143,507	96,658	22,615
Other investments [e]	172,159	172,159	-	-
	$6,257,618	$6,564,787	$337,224	$30,055

Table 2.2 — As at December 31, 2004

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	$1,805,736	$1,854,940	$ 49,348	$ 144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [c]	8,771	7,666	22	1,127
Not rated	16,318	17,009	691	-
Total fixed income securities	3,685,099	3,776,547	93,535	2,087
Mortgage loans	78,699	83,287	4,588	-
Preferred shares				
Investment grade [d]	1,051,792	1,115,442	66,566	2,916
Below investment grade [d]	17,837	20,895	3,174	116
Total preferred shares	1,069,629	1,136,337	69,740	3,032
Common shares [b]	997,707	1,077,195	90,622	11,134
Other investments [e]	179,271	179,271	-	-
	$6,010,405	$6,252,637	$258,485	$16,253

(in thousands of dollars except for per share amounts)

2. INVESTMENTS (continued)

a) Fixed income securities include private placements and fixed income units of ING Funds (note 5). The book value of the private placements was $32,789 at June 30, 2005 (December 31, 2004 - $38,764) and their fair value was $32,547 at June 30, 2005 (December 31, 2004 - $38,366). The book value of the fixed income units was $16,318 at June 30, 2005 (December 31, 2004 - $16,318) and their fair value was $17,440 at June 30, 2005 (December 31, 2004 - $17,009).

b) Common shares include equity units of ING Funds (note 5). The book value of these units was $138,650 at June 30, 2005 (December 31, 2004 - $138,730) and their fair value was $155,073 at June 30, 2005 (December 31, 2004 - $150,980).

c) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

d) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

e) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy is to maximize the value added from active management. The strategy consists in having both long and short equity positions. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at June 30, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$36,141	$38,888	$41,266	$42,082
Short	35,200	38,837	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At June 30, 2005, the book value of the collateral was $34,057 (December 31, 2004 -$39,641).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment recorded for the three and six month periods ended June 30, 2005 was $62 and $62, respectively ($310 and $705, respectively, in 2004).

(In thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1	As at June 30, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$40,914	$ 53	-	$39,680	$ -	$39
Forwards bought	-	-	-	540	-	-
Cash flow risk						
Foreign currency swaps	14,757	2,412	-	14,972	2,406	-
	$55,671	$2,465	-	$55,192	$2,406	$39

Table 3.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 3.2	As at June 30, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$40,914	-	-	$40,220	$ -	$ -
Foreign currency swaps	-	6,253	8,504	-	6,468	8,504
	$40,914	$6,253	$8,504	$40,220	$6,468	$8,504

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and adjustment expenses

Table 4.1	As at June 30, 2005			As at December 31, 2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto : liability	$1,806,122	$ -	$ 61,208	$1,850,330	$ -	$ 77,039
Auto : personal accident	735,361	-	34,972	770,297	-	32,153
Auto : other	94,371	1	10,486	101,582	-	161
Property	698,503	1,634	332,388	610,309	1,827	314,450
Liability	853,517	728	233,584	818,824	763	199,007
Other	60,091	10,332	66,273	58,692	10,337	64,391
	$4,247,965	$12,695	$738,911	$4,210,034	$12,927	$687,201

a) The aggregate of direct and assumed unpaid claims and adjustment expenses of $4,260,660 (December 31, 2004 - $4,222,961) is shown as unpaid claims and adjustment expenses in the consolidated balance sheets.

b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and adjustment expenses in the consolidated balance sheets.

(In thousands of dollars except for per share amounts)

4. **POLICY LIABILITIES (continued)**

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unearned premiums

Table 4.2	As at June 30, 2005			As at December 31, 2004		
	Direct c)	Assumed c)	Ceded d)	Direct c)	Assumed c)	Ceded d)
Auto : liability	$ 604,683	$ -	$ 1,391	$ 620,367	$ 50	$ 3,108
Auto : personal accident	193,180	-	189	198,619	-	665
Auto : other	549,847	-	125	547,998	-	908
Property	728,386	932	16,030	764,420	3,259	40,099
Liability	165,094	76	5,386	167,253	2,394	14,838
Other	34,280	56	18,625	36,386	251	18,581
	$2,275,470	$1,064	$41,746	$2,335,043	$5,954	$78,199

c) The aggregate of direct and assumed unearned premiums of $2,276,534 (December 31, 2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.
d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

The provision for unearned premiums is calculated on a pro rata basis from the unexpired portion of the premiums written and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company considers that the fair value of unpaid claims and adjustment expenses, as well as the fair value of unearned premiums, approximate their book value.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed during the course of the year. Until regulatory approval is obtained for the Restructuring, the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business had no net impact on the consolidated interim statements of income of the Company for the three and six month periods ended June 30, 2005.

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at June 30, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and adjustment expenses	$12,695	$440,453	$12,927	$447,102
Unearned premiums	1,064	24,685	5,954	61,523

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and companies that are subject to common control or management. These transactions consist of management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to affiliated companies on the consolidated interim statements of income.

Table 5.1	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
Ceded premiums earned	$12,099	$14,725	$24,708	$28,347
Ceded claims and loss adjustment expenses	17,958	(4,608)	24,392	782
(Income) loss before income taxes	$(5,859)	$19,333	$ 316	$27,565

Table 5.2 summarizes the other types of transactions with affiliated companies.

Table 5.2	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
Advisory fee income	$2,487	$2,090	$4,828	$4,091
General expenses	4,547	4,362	8,930	8,127
Interest expense	1,990	2,469	3,981	5,018

(In thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS (continued)

Table 5.3 summarizes the inter-company balances.

Table 5.3	As at June 30, 2005	As at December 31, 2004
Reinsurance payable	$1,379	$ 65
Interest and other payables	2,654	2,960
	$4,033	$3,025

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. Consequently, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada. This subsidiary acts as the funds' manager and advisor. Other subsidiaries of the Company have investments in the units of these funds (note 2). The fair value of these investments represented 49.0% of the funds' total fair value at June 30, 2005 (December 31, 2004 - 45.9%). The Company has decided to exit its fund management activities (note 15).

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage, between the income tax expense and the amount that would have been computed if the federal and provincial statutory rates had been applied to consolidated income before taxes :

Table 6.1	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
	%	%	%	%
Income tax expense calculated at statutory rates	34.5	33.2	34.5	33.2
Increase (decrease) resulting from :				
Non-taxable dividends	(2.8)	(3.0)	(3.1)	(3.5)
Tax on large corporations	-	0.4	-	0.4
Non-deductible expenses	-	0.2	0.3	1.5
Recovery of losses not previously recognized	(0.6)	(1.4)	(0.4)	(1.0)
Non-taxable portion of capital gains	(0.2)	(1.4)	(0.5)	(0.8)
Other (net)	-	(0.2)	-	(0.1)
Income tax expense	30.9	27.8	30.8	29.7

(In thousands of dollars except for per share amounts)

7. PENSION PLAN INFORMATION

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $582 and $1,308 for the three and six month periods ended June 30, 2005, respectively ($747 and $1,493 for the three and six month periods ended June 30, 2004). For the defined contribution plans, the expense and the employer contributions were $361 and $946 for the three and six month periods ended June 30, 2005 (nil for the three and six month periods ended June 30, 2004).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants. For these other plans, the Company recorded an expense of $214 and $431 for the three and six month periods ended June 30, 2005, respectively ($142 and $284 for the three and six month periods ended June 30, 2004).

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and line of credit.

Table 8.1

Issuer	Maturity	Rate	As at June 30, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$127,000	$127,000
ING Insurance International, N.V. [a]		-	-	129,230
Royal Bank of Canada [b]		-	-	-
			$127,000	$256,230

a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

(In thousands of dollars except for per share amounts)

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 9.1 summarizes the Company's share capital.

Table 9.1	As at June 30, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A	Unlimited	-	-	Unlimited	-	-
Special [a]	One	1	-	One	1	-
			$1,183,846			$1,052,290

a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-term Incentive Plan for certain key employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 180,250 units at June 30, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU's or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU's may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized as an expense and a liability.

The Company will purchase the shares that eventually vest in the market.

The aggregate amount charged to compensation expense for these plans was $456 and $773 for the three and six month periods ended June 30, 2005, respectively. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004[a]
Basic earnings per share				
Net income available to common shareholders	$223,614	$172,350	$382,103	$287,450
Average number of common shares (in thousands)	133,732	93,620	133,356	93,620
Basic earnings per share	**$1.67**	**$1.84**	**$2.86**	**$3.07**
Diluted earnings per share				
Net income available to common shareholders	$223,614	$172,350	$382,103	$287,450
Adjusted net income available to common shareholders	223,614	172,350	382,103	287,450
Average number of diluted common shares (in thousands)	133,732	93,620	133,356	93,620
Diluted earnings per share	**$1.67**	**$1.84**	**$2.86**	**$3.07**

a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004.

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $28,275 at June 30, 2005 (December 31, 2004 - $34,518). The Company expects to incur these costs over the next six to twelve months.

13. ACQUISITIONS

During the first six months of 2005, goodwill and intangible assets increased by $13,921 and $2,837, respectively, as a result of acquisitions made by subsidiaries of the Company for cash consideration of $12,370. Where the acquisitions give the Company control over investees which were previously accounted for as long-term investments under the equity method, the investees are consolidated, resulting in an increase of and a reallocation to assets and liabilities.

(In thousands of dollars except for per share amounts)

14. SEGMENTED INFORMATION

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

	For the three months ended June 30		For the six months ended June 30	
Table 14.1	2005	2004	2005	2004
Revenue				
Property and casualty insurance				
Personal insurance	$ 665,424	$576,414	$1,341,202	$1,148,111
Commercial insurance	290,410	251,590	582,635	497,684
Investment	90,850	60,357	164,633	120,676
Total property and casualty insurance	1,046,684	888,361	2,088,470	1,766,471
Corporate and other	18,895	6,509	33,219	11,928
Realized investment and other gains	46,757	6,027	89,496	78,072
Total revenue	$1,112,336	$900,897	$2,211,185	$1,856,471
Income (loss) before income taxes				
Property and casualty insurance				
Personal insurance	$ 114,902	$108,598	$ 195,304	$ 131,652
Commercial insurance	64,896	65,939	99,438	86,331
Investment	85,210	57,980	153,352	116,001
Total property and casualty insurance	265,008	232,517	448,094	333,984
Corporate and other	11,898	6	14,695	(3,125)
Realized investment and other gains	46,757	6,027	89,496	78,072
Total income before income taxes	$ 323,663	$238,550	$ 552,285	$ 408,931

	As at	
	June 30, 2005	December 31, 2004
Assets		
Property and casualty insurance[a)]	$9,344,378	$9,230,609
Corporate and other[b)]	592,808	432,515
Total assets	$9,937,186	$9,663,124

	For the three months ended June 30, 2005	For the six months ended June 30, 2005	For the year ended December 31, 2004[c)]
Goodwill acquired			
Property and casualty insurance	$ -	$ -	$32,525
Corporate and other	13,921	13,921	14,229
Total goodwill acquired	$13,921	$13,921	$46,754

a) Includes goodwill of $74,411 at June 30, 2005 and at December 31, 2004.
b) Includes goodwill of $30,626 at June 30, 2005 and $16,705 at December 31, 2004.
c) No goodwill was acquired during the three and six month periods ended June 30, 2004.

15. SUBSEQUENT EVENT

On July 8, 2005, the Company terminated five ING Funds (note 5). Investments remaining in these funds, at that date, were switched into the ING Canadian Money Market Fund, which, along with twelve other ING Funds, were merged into AGF Funds on August 5, 2005, pursuant to the agreement with AGF Funds Inc. As part of that agreement, AGF Funds also acquired the ING Canadian Dividend Income Fund. The Company does not expect to incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities will have no material impact on the Company's future results.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

ING

NEWS RELEASE

Toronto, ON - September 9, 2005

ING CANADA FILES PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

THIS PRESS RELEASE MAY NOT BE PUBLISHED, DISTRIBUTED OR TRANSMITTED IN OR INTO THE UNITED STATES OR OVER UNITED STATES WIRE OR NEWS SERVICES.

ING Canada Inc. (TSX: IIC.LV) announced today that it has filed a preliminary short form base shelf prospectus with securities regulatory authorities throughout Canada. These filings would allow ING Canada to offer over a 25 month period an aggregate of any combination of up to $1 billion (Canadian) in debt, preferred or common share securities, subject to a receipt being received for a final short form base shelf prospectus.

The nature, size and timing of any financings would be dependent upon ING Canada's assessment of its requirements for funding and general market conditions. At the time any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information regarding the terms of the securities being offered would be provided. Unless otherwise specified in the prospectus supplement, the net proceeds from the sale of securities would be used by ING Canada for general corporate purposes.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful, prior to qualification under the securities laws of any such jurisdiction. Securities that would be issued would not be registered under the United States Securities Act of 1933 and would not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act of 1933) except in certain transactions exempt from the requirements of the U.S. Securities Act of 1933.

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media inquiries:
Shawn Murray – Manager, External Communications, Tel: 416-217-5900 Ext. 2930
Email: shawn.murray@ingcanada.com

Investor inquiries:
Brian Lynch – Director, Investor Relations Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

ING

ING Canada Offers Shareholders Dividend Reinvestment Options

TORONTO, Sep. 12, 2005 (Canada NewsWire via COMTEX News Network) -- ING Canada Inc. (TSX:IIC.LV) announced today that holders of its common shares and prospective investors can now reinvest their dividends in additional shares of the Company by way of either a Dividend Re-investment Plan ("the Plan") administered through the company's transfer agent or via the Co-Operative Investing Service ("the "CSI Option") operated by Canadian ShareOwner Investments Inc. ("CSI"). Dividend re-investment purchases under either alternative will be made free of commissions.

The Plan

Shareholders should contact their broker directly to enrol in the Plan and to obtain full details of their broker's relevant administrative practices and charges, if any. Some brokers may require their clients to hold a minimum number of shares to participate in the Plan.

Common shares distributed under the Plan will, at the option of ING Canada, be issued directly from treasury at a price calculated on the basis of market value, or purchased directly in the open market.

A copy of the Plan can be found under "Investor Relations" on the Company's web site at www.ingcanada.com or may be obtained by contacting the ING Canada Investor Relations department at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, by telephone at 1-866-778-0774 (toll-free) or by Email at ir@ingcanada.com.

CSI Option

Shareholders may alternatively choose to reinvest ING Canada dividends at no cost through CSI. There is no minimum shareholding requirement and investors have access to low-cost, co-operative purchases and sales in ING shares every Tuesday, as well as competitively-priced online and telephone trading.

CSI Option participants require an account at CSI where they can transfer and acquire ING shares; both trading and registered retirement savings accounts are eligible.

Interested persons should contact CSI directly by calling 1-866-644-6881 (toll-free) or (416) 595-7200 or through their web site at www.ShareOwner2.com/ing.html.

Residents of the United States are not eligible to participate in either the Plan or the CSI Option as the shares are not registered under the United States' Securities Act of 1933.

ING Canada's next dividend is payable in the amount of $0.1625 per share on September 30, 2005 to shareholders of record on September 20, 2005. Both the Plan and the CSI Option are effective as of today's date.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

About Canadian ShareOwner Investments

Canadian ShareOwner Investments, a member of the Investment Dealers Association of Canada (IDA) and the Canadian Investors Protection Fund (CIPF), is Canada's only dollar-based investment dealer with a dividend re-investment and share purchase service that accommodates both whole and fractional shares.

Media inquiries:
Shawn Murray
Manager, External Communications
Tel: (416) 217-590 Ext. 2930
Email: shawn.murray@ingcanada.com

Investor inquiries:
Brian Lynch
Director
Investor Relations
Tel: (416) 941-5181
Email: brian.lynch@ingcanada.com

ING

NEWS RELEASE

Toronto, ON - September 29, 2005

MARK TULLIS TO BECOME ING CANADA'S CHIEF FINANCIAL OFFICER

ING Canada (TSX – IIC.LV) announced today the appointment of Mark Tullis as Senior Vice President and Chief Financial Officer. Mr. Tullis will replace Mike Cunningham in March 2006, who will retire from ING after 15 years of service.

Mr. Tullis, who joined ING Americas in 1999, is currently the President, ING U.S. Institutional Businesses. He is also a member of ING Canada's Board of Directors. Previously, he served ING Americas as Executive Vice President Strategic Marketing, Chief Financial Officer and Chief of Staff. He also played an active role in the significant M&A transactions that took place during his tenure both in the U.S.A and in Latin America.

Before joining ING, Mr. Tullis was Executive Vice President and Chief Actuary at Primerica, a subsidiary of CitiGroup. He holds a Bachelor of Science degree in mathematics and is a Fellow of the Society of Actuaries. He is also a member of the American Academy of Actuaries.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media Inquiries:
Shawn Murray, Manager External Communications
ING Canada
416 217 5900 ext. 2930
shawn.murray@ingcanada.com

Investor Inquiries:
Brian Lynch, Director Investor Relations
ING Canada
416 941 5181
brian.lynch@ingcanada.com

ING

NEWS RELEASE

Toronto, ON – February 16, 2006

ING Canada Reports Strong 2005 Fourth Quarter and Full Year Results

ING Canada Inc. (TSX: IIC.LV) reported net income of $196.9 million for the quarter ended December 31, 2005, up 13.7% from $173.1 million in the same period of the preceding year. Revenues for the fourth quarter also increased to $1.1 billion, a 10.6% increase from $1.0 billion in the corresponding quarter of 2004.

For the year 2005, net income amounted to $781.8 million, up 25.2% from $624.2 million in the previous year, on increased revenues of $4.4 billion, up 17.6% from the $3.8 billion recorded in 2004. The results were driven by continued strength in underwriting profit and investment results.

Claude Dussault, president and CEO commented: "The fourth quarter capped another year of exceptional results for ING Canada. Revenue growth resulting from our acquisition of Allianz Canada combined with excellent underwriting and investment performance allowed us to achieve our best year on record."

"Despite increases in the severity of both personal property and commercial insurance claims, reductions in automobile insurance premiums and a softer pricing environment in commercial insurance, we continued to have strong underwriting results. Our numerous initiatives to improve our value to customers and brokers and build long-term, sustainable growth resulted in an increase in the number of risks we insure, which is a key measure of organic growth."

Basic and diluted pro-forma earnings per adjusted share for the fourth quarter amounted to $1.47 compared to $1.35 (basic) and $1.29 (diluted) in the corresponding period of 2004. Earnings per adjusted share reached $5.85 for 2005 versus $4.86 (basic) and $4.66 (diluted) in 2004. The earnings per adjusted share figures were retroactively determined as if the shares issued as a result of the December 2004 initial public offering ("IPO") had been outstanding throughout 2004. Under Canadian generally accepted accounting principles, the earnings per share for the fourth quarter amount to $1.47 compared to $1.69 (basic) and $1.67 (diluted) for the corresponding period of 2004. In 2005, earnings per share were $5.85 compared to $6.51 (basic) and $6.49 (diluted) in 2004. The reduction in earnings per share reflects the higher number of shares outstanding in 2005 following the 2004 IPO.

ING Canada also announced that it has declared a quarterly dividend of 25.0 cents per share on its outstanding common shares, payable on March 31 to shareholders of record on March 15.

Current Outlook

Industry returns in automobile insurance are expected to continue to exceed historical levels in 2006. Provincial reforms implemented over the last two years have stabilized claims costs while restoring availability and affordability. The sustainability of these cost containment measures and any further rate

reductions will be key drivers of performance. Automobile claims frequency remains low and we believe it will either increase in 2006 or lead to additional premium reductions.

Prices are softening in commercial insurance but are still yielding returns above historical levels. Non-residential construction cost increases continue to put pressure on commercial underwriting margins. We are maintaining pricing and underwriting discipline and working with brokers to ensure commercial customers retain sufficient coverage.

We expect the industry's top-line growth rate for the next 12 months to be below historical levels and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results in 2006 should exceed historical returns. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Financial Summary

	2005 Q4	2004 Q4	Change	2005 12-month	2004 12-month	Change
Direct Premiums Written (in millions)	$905.0	$883.0	2.5%	$3,904.9	$3,575.9	9.2%
Underwriting Income (in millions)	126.3	118.4	6.7%	537.7	470.0	14.4%
Net income (in millions)	196.9	173.1	13.7%	781.8	624.2	25.2%
Earnings per share (in dollars)*						
Basic	1.47	1.69	(13.0)%	5.85	6.51	(10.1)%
Diluted	1.47	1.67	(12.0)%	5.85	6.49	(9.9)%
Earnings per adjusted share (in dollars)** Basic pro-forma	1.47	1.35	8.9%	5.85	4.86	20.4%
Earnings per adjusted share (in dollars)** Diluted pro-forma	1.47	1.29	14.0%	5.85	4.66	25.5%
Return on equity - last 12 months				31.6%	40.9%	(9.3)
Return on equity – Q4 annualized				28.1%	39.6%	(11.5)
Combined ratio	86.9%	86.7%	0.2	86.0%	86.0%	0.0

* Earnings per share figures were determined under Canadian generally accepted accounting principles, taking into account the lower number of shares outstanding in 2004 prior to the December IPO.

**Each of the basic and diluted earnings per adjusted share are calculated on a pro-forma basis as if the 128.5 million and 133.7 million shares issued following the December 2004 IPO and the January 2005 exercise of the over-allotment option, respectively, were outstanding during the periods prior to 2005. However, these figures have not been adjusted to reflect the potential effect of the use of proceeds on the investment income in 2004.

Financial Highlights

- Net income for the fourth quarter was $196.9 million, an increase of $23.8 million or 13.7% compared to the fourth quarter of 2004. Total net income for 2005 was $781.8 million, an increase of $157.6 million or 25.2% from the $624.2 million of the previous year.

- Revenues for the fourth quarter of 2005 increased 10.6% to $1.1 billion from $1.0 billion in the corresponding quarter of the previous year. Net premiums earned increased by $73.1 million or 8.2 % to reach $961.3 million from $888.2 million in the fourth quarter of 2004. Allianz accounted for most of the revenue increase, which was offset by lower premiums from industry pools and the impact of automobile insurance rate reductions. During the quarter, investment income increased by 4.3% to reach $78.5 million as a result of the growth in invested assets. Realized gains on the sale of investments increased from $36.3 million to $67.2 million, mainly due to gains in the fixed income portfolios. Total income before taxes for the quarter increased from $229.7 million in 2004 to $269.3 million.

- For 2005, revenues increased 17.6% over 2004 to $4.5 billion. Net premiums earned increased by 14.1% to $3.8 billion. Investment income increased 26.8% to reach $338.5 million while realized gains on the sale of investments increased from $132.4 million to $223.5 million. Total income before taxes in 2005 increased to $1.1 billion, up from $855.8 million in 2004. Growth in net premiums and investment income during the year was driven by the acquisition of Allianz.

- Shareholders' equity increased by $833.0 million or 40.4% in 2005 to $2.9 billion as a result of increased profits since the beginning of the year and the exercise of the IPO over-allotment option in January. Our debt to total capital ratio continued to decline during the quarter and currently stands at 4.2%.

Business Highlights

- For the fourth quarter, direct written premiums increased 2.5% or $22 million over 2004 to $905 million. In 2005, total direct written premiums increased 9.2% to reach $3.9 billion. The increase, for the quarter and the whole year, was mainly attributable to the acquisition of Allianz Canada. The slower growth during the quarter reflects the fact that Allianz results for December of 2004 were included in our 2004 earnings statements. Through 2005, the increase in the growth of total direct written premiums was constrained by rate reductions in personal automobile insurance and lower premiums from industry pools, as well as a softening of pricing conditions in commercial insurance. However, we had an overall increase of 14.6% in the total number of risks we insure.

- Underwriting results were strong throughout 2005, despite significant personal property losses. Underwriting income in the fourth quarter was $126.2 million, an increase of $7.9 million over the same period in 2004. The combined ratio for the quarter rose by 0.2% to 86.9%. Total underwriting income for 2005 increased $67.7 million from 2004 to $537.7 million due to favourable claims developments, which amounted to $277.7 million.

- Investment income increased by $71.5 million or 26.8% to $338.5 million in 2005. Total realized investment and other gains increased $91.1 million or 68.8% in 2005 to $223.5 million.

- Integration of the operations of Allianz Canada, acquired in December of 2004, has gone well. It is expected the integration will be completed in the first quarter of 2006.

Corporate Developments

In the fourth quarter the Quebec financial services sector regulator, the Autorité des marchés financiers (AMF), concluded its investigation initiated in March 2005 in relation to the business practices of the P&C industry, including ING Canada affiliates in Quebec. The AMF investigation did not find that any fraudulent act was committed, nor that any customers of the brokerages represented by Equisure Financial Network Inc. (Equisure) suffered harm or damages. However, Equisure agreed to improve its disclosure practices regarding brokerage ownership and portfolio transfers and agreed to review its corporate structures.

Equisure also agreed to pay a sum of $800,000, which included the investigation costs incurred by the regulator.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 am EST. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A playback of the call will be available starting at 12:00 p.m. EST today through 5:00 p.m. EST on February 23. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll free in North America). The passcode is 18783073. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Shawn Murray - Manager, External Communications, Tel: 416-941-5151 Ext. 2930
Email: shawn.murray@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

MANAGEMENT DISCUSSION AND ANALYSIS

February 16, 2006
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes at the end of this report, as well as the Management's Discussion and Analysis of Financial Condition and Results of Operations and the financial statements in the Company's 2004 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms section beginning on page 13 of the 2004 Annual Report and appear with a footnote description whenever the term first appears in the management discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online in SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry in 2006.

- **Stable claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces over the last two years continued to be effective in 2005 at containing and stabilizing claims costs. Product availability and affordability have accordingly been restored. Sustainability of these cost containment measures as well as potential rate reductions will continue to be the key performance drivers in 2006.

- **Low frequency of automobile claims:** Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2006. Nevertheless, barring unexpected developments, industry returns in automobile insurance in 2006 are likely to exceed historical levels.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost increases:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We are working with our brokers to ensure that our commercial customers retain sufficient coverage.

- **Lower industry growth rates but still strong underwriting profits:** We expect the industry's top-line growth rate for the next 12 months to be below historical levels and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results in 2006 should exceed historical returns.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net Income

Net income for the year ended December 31, 2005 was $781.8 million, an increase of $157.6 million, or 25.2%, from $624.2 million for the year ended December 31, 2004. Net income was $196.9 million for the three months ended December 31, 2005 (Q4 05), an increase of $23.8 million, or 13.7%, from the three months ended December 31, 2004 (Q4 04).

These results are driven by: (1) continued strong underwriting income, particularly in personal automobile, despite the impact of increased catastrophe claims, most notably in personal property, (2) actual claims experience being less than previously reserved for, creating redundant reserves to the benefit of earnings and (3) robust investment results.

The following table presents the major changes in net income for the year and quarter ended December 31, 2005.

(in millions of dollars)	**Three months ended December 31**	**Year ended December 31**
2004 Net income	$173.0	$624.2
Underwriting income		
Prior year claims development (excluding pools)*	29.8	113.6
Allianz	(11.3)	25.8
Current accident year *	(3.7)	(54.0)
Industry pools *	(10.7)	(8.0)
Catastrophes *	1.1	(33.1)
Investment income	(3.7)	32.9
Realized investment and other gains	25.5	77.5
Other	(3.1)	2.9
2005 Net income	**$196.9**	**$781.8**

* excluding Allianz

Shareholders' Equity

Shareholders' equity increased by $833.0 million, or 40.4%, to $2,892.6 million in 2005 compared to $2,059.6 at December 31, 2004. This increase reflects net income of $781.8 million plus $131.6 million in additional proceeds from our December 2004 initial public offering received in January 2005 less $86.9 million in dividends ($0.65 per share) paid during the year.

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our consolidated financial statements for the year and quarter ended December 31, 2005.

(in millions of dollars, except per share data)	Three months ended December 31		Year ended December 31	
	2005	**2004**	**2005**	**2004**
Direct premiums written	$ 905.0	$ 883.0	$3,904.9	$3,575.9
Total revenue	1,111.6	1,004.7	4,446.1	3,780.9
Underwriting income	126.3	118.4	537.7	470.0
Net income	196.9	173.1	781.8	624.2
Earnings per share (in dollars):				
Basic	1.47	1.69	5.85	6.51
Diluted	1.47	1.67	5.85	6.49
Investments			6,721.0	6,285.1
Total assets			9,926.5	9,663.1
Debt outstanding			127.0	256.2
Total shareholders' equity			2,892.6	2,059.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended December 31		Year ended December 31	
	2005	**2004**	**2005**	**2004**
Claims ratio (1)	56.1%	56.1%	56.3%	56.6%
Expense ratio (2)	30.8%	30.6%	29.7%	29.4%
Combined ratio (3)	**86.9%**	**86.7%**	**86.0%**	**86.0%**
ROE (4)			31.6%	40.9%
ROE of our P&C insurance subsidiaries(5)			35.2%	39.6%

(1) Claims and claims expenses incurred, net of reinsurance during a defined period and expressed as a percentage of net premium earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Expense including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses are individual ratios expressed as a percentage of net earned premiums. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity (ROE) is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. The financial numbers are determined in accordance with GAAP.

(5) Return on equity of our P&C Insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. The financial numbers are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Direct Premiums Written

Direct premiums written increased $329.0 million or 9.2% in 2005. Allianz contributed $423.5 million more in direct premiums than last year. Results in 2004 included one month only of Allianz. Premium growth was lower due to reduced premiums from industry pools of $104.2 million.

For the quarter, direct premiums written increased $22.0 million or 2.5% due to the acquisition of Allianz which accounted for $49.8 million, or all of this increase. Premium growth in the quarter decreased by lower premiums from industry pools of $31.8 million.

A key non-GAAP measure of our growth is written insured risks defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

The number of written insured risks increased 14.6% in 2005 over 2004 (9.5% in Q4 05 over Q4 04). The increase excluding Allianz, representing organic growth, was 3.4% for 2005 (Q4 05: 2.6%).

Premium growth excluding Allianz was unable to keep pace with the growth in insured risks given lower average premiums largely due to rate reductions in personal automobile insurance averaging 7.5% for 2005 (Q4 05: 4.7%).

Revenue

Revenue increased by $665.2 million, or 17.6%, to $4,446.1 million in 2005 compared to $3,780.9 million in 2004. For Q4 05, revenue was up by $106.9 million, or 10.6%, to $1,111.6 million from $1,004.7 million for Q4 04.

The following table presents the major changes between 2004 and 2005.

(in millions of dollars)	**Three months ended December 31**	**Year ended December 31**
Net premiums earned	$ 73.1	$ 475.6
Investment income	3.3	71.5
Realized investment and other gains	30.9	91.1
Commission and advisory fees	(0.4)	27.0
Increase in revenue	$ 106.9	$ 665.2

Net premiums earned increased by $475.6 million, or 14.1%, to $3,840.2 million in 2005 from $3,364.6 million in 2004. For Q4 05, net premiums earned increased $73.1 million, or 8.2%, to $961.3 million from $888.2 million in Q4 04. Allianz accounted for practically all of this increase, or $461.2 million in 2005 (Q4 05: $68.5 million). Lower earned premiums from industry pools (2005: (3.6%); Q4 05: (3.5%)) and earned premium rate reductions averaging 6.9% in 2005 (Q4 05: (6.5%)) in personal automobile insurance reduced earned premium growth.

Investment income was $338.5 million in 2005, an increase of $71.5 million, or 26.8%, from the $267.0 million reported in 2004. For Q4 05, the increase was $3.3 million, or 4.4%, to $78.5 million from $75.2 million in Q4 04. Growth in invested assets from the Allianz acquisition of $1,061.5 million and retained profits of $694.9 million in the last year were the main contributing factors to higher investment income.

Realized investment gains in the equity and fixed income portfolios increased revenue by $91.1 million for 2005 (Q4 05: $30.9 million). Net unrealized gains of $304.3 million at year-end 2005 were $62.1 million greater than last year. The growth was primarily $53.3 million in fixed income securities resulting from a repositioning of the portfolio to improve the efficiency of managing fixed income securities. The increase in our gains on common stock of $31.4 million reflects $19.0 million of gains from the sale of seed capital in ING mutual funds.

Commission and advisory fees increased by $27.0 million in 2005 but declined slightly in Q4 05 versus Q4 04. The increase is related entirely to the addition of Canada Brokerlink, part of the Allianz acquisition. The quarterly decline year-over-year results from brokerage commissions earned from our insurance companies in prior quarters whereby commissions of $6.5 million were reclassified from commission income and recorded in commission expenses.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses) increased by $67.7 million to $537.7 million in 2005 yielding a claims ratio of 56.3% which is 0.3 percentage point lower than this ratio in 2004. The improvement in the claims ratio was offset by an equal increase in the expense ratio, resulting in a combined ratio of 86.0% for both 2005 and 2004.

For Q4 05, underwriting income was $126.3 million, an increase of $7.9 million over Q4 04. The loss ratio of 56.1% remained unchanged from Q4 04. The expense ratio increased by 0.2 percentage point resulting in a combined ratio of 86.9 % for Q4 05 (Q4 04: 86.7%).

The increase in underwriting income was due to:

(in millions of dollars)	Three months ended December 31	Year ended December 31
Prior year claims development excluding items below	$45.4	$173.5
Allianz acquisition	(17.2)	39.4
Catastrophes *	1.7	(50.5)
Industry pools *	(16.3)	(12.2)
Current accident year *	(5.7)	(82.5)
Total	$ 7.9	$ 67.7

* excludes Allianz

Personal automobile continued to be the biggest contributor to underwriting income, accounting for $411.5 million in income in 2005 (2004: $292.0 million) and $104.2 million in Q4 05 (Q4 04: $93.4 million). The combined ratio for personal automobile decreased from 82.9% in 2004 to 78.8% in 2005 and from 79.4% in Q4 04 to 78.5% in Q4 05. The personal automobile portfolio including Allianz but excluding pools, benefited from favourable claims development of $161.2 million in 2005, primarily the result of automobile reforms and continued low frequency which offset the decrease in underwriting results from industry pools.

Industry pools consist of the so-called "residual market" as well as risk-sharing pools (RSP) in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. During 2005, the premiums transferred to us decreased in the residual market and transfers both to and from the RSP increased, primarily in Alberta. Transfers in and out of these pools including Allianz during the year, on balance, resulted in $8.1 million less underwriting income from pools in 2005 than we had in 2004. These transfers also reduced the amount of our reported net written premiums and eventually the net earned premiums.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct premiums written	$ 905.0	$1,006.5	$1,171.4	$ 821.9	$ 883.0	$921.6	$1,043.4	$727.8
Total revenues	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6
Underwriting income	126.3	116.7	179.8	114.9	118.4	133.7	174.5	43.4
Income before income taxes	269.3	269.3	323.6	228.6	229.7	217.1	238.6	170.4
Net income	196.9	202.8	223.6	158.5	173.1	163.6	172.3	115.1
Combined ratio	86.9	87.7	81.2	88.1	86.7	83.9	78.9	94.7
Seasonal indicator[1]	1.01	1.02	0.94	1.02	1.01	0.98	0.92	1.10
Earnings per share								
Basic	1.47	1.52	1.67	1.19	1.69	1.75	1.84	1.23
Diluted	1.47	1.52	1.67	1.19	1.67	1.75	1.84	1.23
Earnings per adjusted share[2]								
Basic pro-forma	1.47	1.52	1.67	1.19	1.35	1.27	1.34	0.90
Diluted pro-forma	1.47	1.52	1.67	1.19	1.29	1.22	1.29	0.86

(1) The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

(2) To facilitate comparison between historical and future performance, management calculates basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005, and calculates diluted earnings per adjusted share as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty (P&C) insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2005	2004	2005	2004
Revenue				
Net premiums earned				
Personal insurance	$ 670.9	$ 622.1	$2,680.7	$2,343.5
Commercial insurance	290.4	266.1	1,159.5	1,021.1
Total net premiums earned	961.3	888.2	3,840.2	3,364.6
Investments	74.0	73.3	323.2	256.7
Total P&C insurance	**$1,035.3**	**$ 961.5**	**$4,163.4**	**$3,621.3**
Corporate and other	9.1	6.9	59.2	27.2
Realized investment and other gains	67.2	36.3	223.5	132.4
Total revenue	**$1,111.6**	**$1,004.7**	**$4,446.1**	**$3,780.9**
Income before income taxes				
Underwriting income				
Personal insurance	$ 113.3	$ 121.7	$ 382.1	$ 339.2
Commercial insurance	13.0	(3.3)	155.6	130.8
Total underwriting income	126.3	118.4	537.7	470.0
Investments	68.3	71.0	300.7	247.0
Total P&C insurance	**$ 194.6**	**$ 189.4**	**$ 838.4**	**$ 717.0**
Corporate and other	7.5	4.0	29.0	6.4
Realized investment and other gains	67.2	36.3	223.5	132.4
Total income before income taxes	**$ 269.3**	**$ 229.7**	**$1,090.9**	**$ 855.8**

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2005	2004	2005	2004
Direct premiums written:				
Personal automobile	$402.3	$380.4	$1,877.0	$1,714.2
Personal property	187.4	173.6	779.9	701.0
Total direct premiums written	$589.7	$554.0	$2,656.9	$2,415.2
Net premiums earned	$670.9	$622.1	$2,680.7	$2,343.5
Expenses:				
Claims and loss adjustment expenses	366.4	325.5	1,550.5	1,375.5
Commissions	109.3	109.0	433.2	380.0
Premium taxes	22.7	20.7	91.8	80.1
General expenses	59.1	45.2	223.0	168.7
Total expenses	557.5	500.4	2,298.5	2,004.3
Underwriting income	$113.4	$121.7	$ 382.2	$ 339.2
Ratios:				
Claims ratio	54.6%	52.3%	57.8%	58.7%
Commissions ratio	16.3%	17.5%	16.2%	16.2%
Premium taxes ratio	3.4%	3.3%	3.4%	3.4%
General expense ratio	8.8%	7.3%	8.3%	7.2%
Combined ratio	83.1%	80.4%	85.7%	85.5%

Direct Premiums Written

Direct premiums written increased by $241.7 million or 10.0% in 2005 (Q4 05: $35.7 million or 6.4%). Allianz accounted for a 13.5% increase in 2005 (Q4 05: 10.1%). Lower year-over-year premiums from industry automobile pools, excluding Allianz, reduced premium growth by 4.3% in 2005 (Q4 05: (5.8%)).

The number of written insured risks for personal property increased by 10.7% in 2005 (Q4 05: 7.9%). The growth in insured risks excluding Allianz, representing organic growth, was 2.7% in 2005 (Q4 05: 2.8%).

The number of written insured risks for personal auto increased by 19.2% in 2005 (Q4 05: 13.2%). The growth in insured risks excluding Allianz, representing organic growth, was 4.8% in 2005 (Q4 05: 3.8%). Direct premiums written in personal automobile insurance reflect an average rate reduction of approximately 7.5% for 2005 (Q4 05: 4.7%).

For the personal insurance segment the number of written insured risks increased by 15.6% in 2005 (Q4 05: 10.9%). The growth in insured risks excluding Allianz, representing organic growth, was 3.9% in 2005 (Q4 05: 3.4%).

Net Premiums Earned

Net premiums earned increased by $337.2 million or 14.4% in 2005 (Q4 05: $48.8 million or 7.8%). Allianz accounted for a 15.0% increase, or all of the improvement in 2005 (Q4 05: 8.8%). Lower year-over-year earned premiums from industry automobile pools reduced premium growth by 3.6% in 2005 (Q4 05: 3.5%) while premium rate reductions in personal automobile further reduced premium growth by 6.9% during the year (Q4 05: 6.5%).

Underwriting Income

Underwriting income from personal automobile and property in total increased by $43.0 million in 2005 despite an increase in the combined ratio of 0.2 percentage point. It decreased by $8.3 million on a 2.7 percentage points combined ratio increase in Q4 05 over Q4 04 due to less favourable results from personal property.

Underwriting income from personal property decreased by $76.6 million in 2005 on an increase in the combined ratio of 11.5 percentage points. It decreased by $19.3 million on a 12.0 percentage points combined ratio increase in Q4 05 over Q4 04. Catastrophes occurring in Q2 05 and Q3 05 reduced underwriting income by $36.3 million and class actions reduced underwriting income by $14.7 million in Q4 05. These events increased the combined ratio by 6.3 percentage points (Q4 05: $13.2 million decreased income and 6.7 percentage points combined ratio increase). We saw increased storm activity in 2005 and an increase in our retention of individual catastrophe exposure from $5.0 million in 2004 to $17.5 million in 2005 which negatively impacted results.

Underwriting income from personal automobile increased by $119.5 million in 2005 along with a reduction in the combined ratio of 4.1 percentage points. It increased by $10.8 million concurrent with a 0.9 percentage point combined ratio reduction in Q4 05 over Q4 04. Frequency for both the year and the quarter continued to be lower than in 2004. The current accident year loss ratio defined as claims and claims expenses incurred for only the current year excluding all other claims and claims expenses incurred for the calendar year expressed as a percentage of net premium earned for 2005 is very similar to that of 2004 even though the earned premium has decreased. Favourable claims development contributed $161.2 million of the annual increase in personal automobile underwriting income.

Our personal insurance, automobile and property combined, expense ratio was 27.9% for 2005 compared to 26.8% in 2004 and 28.5% for Q4 05 compared to 28.1% for Q4 04.

The commission ratio was 16.2% for both 2005 and 2004. Lower profit-sharing commissions led to a 0.2 percentage point decrease which offset an increase in regular and pool commissions. Profit-sharing commissions were $83.9 million for 2005 (2004: $78.0 million) and $23.4 million for Q4 05 (Q4 04: $28.4 million)

The general expense ratio increased by 1.1 percentage points from 7.2% in 2004 to 8.3% in 2005 due to increased expenses, primarily marketing and incentive compensation, of $3.7 million, lower fees from the

service carrier operated on behalf of the Facility Association of $20.0 million and Allianz transition expenses of $6.3 million.

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2005	**2004**	**2005**	**2004**
Direct premiums written:				
Commercial automobile	$ 84.6	$ 81.5	$ 330.4	$ 301.0
Commercial other	230.7	247.4	917.6	859.7
Total direct premiums written	$315.3	$328.9	$1,248.0	$1,160.7

Net premiums earned	$290.4	$266.1	$1,159.5	$1,021.1
Expenses:				
Claims and loss adjustment expenses	172.9	172.6	611.2	530.0
Commissions	63.4	64.4	241.0	232.6
Premium taxes	9.9	10.0	41.9	36.7
General expenses	31.2	22.5	109.8	91.0
Total expenses	277.4	269.5	1,003.9	890.3
Underwriting income	$ 13.0	$ (3.4)	$ 155.6	$ 130.8
Ratios:				
Claims ratio	59.5%	64.9%	52.7%	51.9%
Commissions ratio	21.8%	24.2%	20.8%	22.8%
Premium taxes ratio	3.4%	3.7%	3.6%	3.6%
General expense ratio	10.7%	8.5%	9.5%	8.9%
Combined ratio	95.4%	101.3%	86.6%	87.2%

Direct Premiums Written

Direct premiums written increased by $84.9 million or 7.4% in 2005 (Q4 05: $4.0 million or 1.3%) excluding the AGR business (see note 4 to the interim consolidated financial statements). Allianz accounted for growth of 8.2% (Q4 05: 3.7%). The number of insured risks remained the same as in 2004 after excluding Allianz and the sale of books of business.

Net Premiums Earned

Net premiums earned increased by $138.4 million or 13.6% in 2005 (Q4 05: $24.3 million or 9.1%). Allianz accounted for the majority (12.1%) of this increase (Q4 05: 10.2%).

Underwriting Income

Underwriting income from commercial insurance increased $24.8 million in 2005 on a decrease in the combined ratio of 0.6 percentage point. It increased $16.4 million on a 5.9 percentage points combined ratio decrease in Q4 05 over Q4 04 due to favourable claims development of $66.5 million (Q4: $23.0 million); this development more than offset the impact from catastrophes of $17.4 million (Q4: $0.1 million) and higher severity and lower frequency in the current accident year.

Our commercial insurance expense ratio was 33.9% for 2005 compared to 35.3% for 2004. A decrease of 2.0 percentage points in the commission ratio was due to lower profit-sharing commissions of 1.5 percentage points and higher ceded commissions of 0.5 percentage point.

Our Q4 05 commercial insurance expense ratio was 35.9% compared to 36.4% in Q4 04. A decrease of 2.4 percentage points in the commission ratio was due to lower profit-sharing commissions of 2.8 percentage points and lower regular commissions of 0.4 percentage point less lower ceded commissions of 0.8 percentage point. Profit-sharing commissions were $37.7 million in 2005 and $10.5 million in Q4 05.

The general expense ratio increased by 0.6 percentage point from 8.9% in 2004 to 9.5% in 2005 due to increased expenses of $3.4 million and Allianz transition expenses of $3.1 million.

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2005	2004	2005	2004
Interest income	$46.4	$43.7	$203.6	$154.9
Dividend income	26.6	27.4	117.0	98.7
Other	1.0	2.2	2.7	3.1
Investment income from P&C subsidiaries	**$74.0**	**$73.3**	**$323.3**	**$256.7**
Investment expenses	(5.6)	(2.2)	(22.5)	(9.7)
Investment income from P&C subsidiaries before income taxes	**$68.4**	**$71.1**	**$300.8**	**$247.0**

Investment income increased by $66.6 million or 25.9% to $323.3 million in 2005. Q4 05 investment income increased by $0.7 million or 0.9% to $74.0 million. Interest income of $14.5 million related to the 2001 Portfolio Purchase is included in the 2005 results.

Average pre-tax yield, a non-GAAP measure, was 5.1% for 2005 compared to 5.3% in 2004 (Q4 05: 4.7% and Q4 04: 5.6%). These yields exclude realized investment gains and losses and interest income related to the 2001 Portfolio Purchase. The yield was lower in Q4 05 due to lower special dividends.

Investment expenses totalled $22.5 million in 2005 (Q4 05: $5.6 million) compared to $9.7 million in 2004 (Q4 04: $2.2 million). This growth is due to increased assets from the Allianz acquisition and an increase in asset management charges as of January 1, 2005 to better reflect current market costs. These charges of $18.8 million are paid to our in-house investment operations. An equivalent amount is reported as a negative expense in the corporate and other segment with both entries eliminated on consolidation of the financial statements.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2005	**2004**	**2005**	**2004**
Investment income	$ 4.5	$2.0	$15.3	$10.3
Commission and advisory fees	4.6	4.9	43.9	16.9
Revenue	9.1	6.9	59.2	27.2
Commissions	(14.6)	(2.8)	(27.9)	1.8
General expenses	14.1	2.6	50.0	7.3
Interest on debt	2.0	3.1	8.0	11.7
Expenses	1.5	2.9	30.1	20.8
Income before income taxes	**$ 7.6**	**$4.0**	**$29.1**	**$ 6.4**

Corporate and other revenue increased $32.0 million in 2005 and by $2.2 million in Q4 05 compared to Q4 04. The increase for 2005 was due largely to commission income from Canada Brokerlink (part of the Allianz acquisition) of $25.7 million, increased revenue from Equisure of $1.8 million and increased interest income of $4.6 million.

Commission expenses were lower however due to non-recurring commissions of ($4.3) million in 2004 and $1.8 million in Q4 04 attributable to the 2001 Portfolio Purchase. Higher brokerage commissions earned from our insurance companies of $26.0 million in 2005 and $13.1 million in Q4 05 were offset in the commission expenses of this segment.

Higher general expenses of $42.7 million in 2005 (Q4 05: $11.5 million) were due mostly to Canada Brokerlink expenses.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended December 31		Year ended December 31	
	2005	2004	2005	2004
Realized investment and other gains (losses)				
Fixed income	$30.1	$ 8.8	$ 87.9	$ 34.6
Preferred shares	(5.2)	(3.6)	(4.8)	(6.3)
Common shares	41.1	30.7	131.5	100.1
Other	1.2	0.4	8.9	4.0
Total	**$67.2**	**$36.3**	**$223.5**	**$132.4**
After-tax total	$50.8	$25.3	$169.4	$ 91.9

Realized investment and other gains increased $91.1 million in 2005 on the strength of $53.3 million in fixed income portfolio gains. Share gains include gains from the sale of seed capital in ING mutual funds in 2005 of $19.0 million, which offset higher impairment charges of $3.6 million. Other includes gains of $8.9 million in 2005 on the sale of books of business aggregating $6.4 million and a gain of $2.5 million on the transfer and sale of mutual funds.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders. As at December 31, 2004, premium receivables from brokers stood at $163.8 million and $1,076.0 million from policyholders.

Other receivables comprised $195.0 million (2004: $202.8 million) from the Facility Association and other industry pools, $31.3 million (2004: $137.3 million) from other insurers and $43.2 million (2004: $62.5 million) from other.

Investments

Cash and cash equivalents and investments increased by $694.5 million, or 10.9%, to $7.06 billion in 2005. This increase results from higher income from operations, accruals for profit sharing that will be paid in 2006, an interim settlement of $116.9 million from the 2001 Portfolio Purchase and the receipt of $173.5 million of investment funds transferred from the Facility Association. These transferred funds are not needed by the association in the short term; however, they will eventually be returned to the association to pay claims related to the funds.

The following table presents our cash and invested assets as at December 31, 2005 and December 31, 2004.

(in millions of dollars)	As at December 31, 2005			As at December 31, 2004		
	Book value (BV)	**% of BV**	**Fair value**	**BV**	**% of BV**	**Fair value**
Cash and cash equivalents	$ 341.1	4.8%	$ 341.1	$ 82.5	1.3%	$ 82.5
Short-term notes	440.4	6.2%	440.4	274.7	4.3%	274.7
Fixed income securities(1)	3,520.8	49.9%	3,595.8	3,685.1	57.9%	3,776.5
Commercial mortgages	70.4	1.0%	73.1	78.7	1.2%	83.3
Preferred shares	1,257.3	17.8%	1,319.9	1,069.6	16.8%	1,136.3
Common shares(1)	1,266.5	17.9%	1,430.4	997.7	15.7%	1,077.2
Other investments	165.6	2.4%	165.6	179.3	2.8%	179.3
Total investments and cash	$7,062.1	100%	$7,366.3	$6,367.6	100.0%	$6,609.8

(1) Fixed income securities and common shares include our seed capital investment in affiliated mutual funds, with a book value of $155.0 million as at December 31, 2004. Due to the sale of our mutual fund operations, there were no such investments as at December 31, 2005.

Our investment objectives remain consistent with the objectives presented in the 2004 Annual Report. Beginning in 2006, we are expanding the investment options to include investment grade international bonds and the use of derivatives to support the management of the duration of our fixed income portfolio. The duration has moved from 6.3 years at December 31, 2005 to 4.3 years at January 31, 2006. This more closely aligns our investment duration with the duration of our liabilities. We do not intend to match exactly but will target a duration of 4.0 to 4.5 years. We have lowered the duration by trading the portfolio and limited use of derivatives. The relatively flat yield curve has allowed us to reposition the portfolio with only a modest drop in yield.

As at December 31, 2005, the weighted average rating of our fixed income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately $16.1 million of securities with a rating below investment grade or not rated were included in the fixed income and preferred share portfolios at December 31, 2005, compared to $42.9 million as at December 31, 2004.

Other investments consisted of loans to brokers with a book value of $151.4 million as at December 31, 2005 ($156.3 million as at December 31, 2004), investments in brokerages with a book value of $14.2

million as at December 31, 2005 ($13.4 million as at December 31, 2004) and other commercial loans with a book value of nil as at December 31, 2005 ($9.6 million as at December 31, 2004).

Unpaid Claims and Adjustment Expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at December 31, 2005 decreased by $44.7 million, or 1.3%, to $3,491.1 million in 2005. The main contributing factors were the attrition, as expected, of the acquired Allianz business, increased transfers to the automobile pools (($66.0) million) partially offset by an increased assumed share of pools ($28.0 million) and favourable claims experience.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Compared to December 2004, discount rates have been reduced by approximately 25 basis points, changing the impact of discounting by 0.5 percentage point from 10.2% at the end of 2004 to 9.7% at the end of 2005. The provisions for adverse deviation were set on a basis consistent with those used at year end 2004, the impact of those being 11.7% at the end of 2005 compared to 11.6% at the end of 2004.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year end 2005 and 1.4% at 2004).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than anticipated.

Claims Development excluding Allianz

Excluding Allianz, the favourable reserve development of all prior accident years during 2005 was $236.9 million or 8.3% ($49.8 million in Q4 05, $70.5 million in 2004), with every accident year except 1998 being favourable. This development was mainly from automobile insurance in the amount of $201.5 million, excluding assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. Most of the remaining favourable development came from automobile assumed pools in the amount of $25.7 million, commercial general liability in the amount of $17.2 million, which included the positive development of two large claims during Q3 05, and some adverse development on two other large claims during Q4 05. Conversely, we experienced $7.7 million of unfavourable development in property.

The following table (which excludes Allianz) shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to December 31, 2005. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
Excluding Allianz	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995 & -**
Reserve originally estimated	$904.3	$814.9	$711.9	$655.3	$607.7	$557.2	$531.2	$547.2	$493.4	$1,073.5
Reserve re-estimated as of										
One year later	$789.2	$750.0	$721.6	$716.8	$607.7	$550.7	$507.6	$423.9	$447.3	$986.9
Two years later		671.7	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			707.9	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				720.0	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					647.3	614.4	520.1	420.9	433.8	961.6
Six years later						602.5	517.5	426.3	432.0	953.4
Seven years later							522.8	424.6	417.9	955.9
Eight years later								423.5	414.4	968.5
Nine years later									412.8	977.2
Ten years later										976.3
Cumulative deficiency										
(redundancy)	(115.1)	(143.1)	(4.0)	64.7	39.5	45.3	(8.4)	(123.7)	(80.6)	(97.2)
	(12.7)%	(17.6)%	(0.6%)	9.9%	6.5%	8.1%	(1.6)%	(22.6)%	(16.3)%	(9.1)%
Development during Q4 of										
$(49.8) million	**$(50.7)**	**$(15.0)**	**$(4.4)**	**$(5.5)**	**$0.7**	**$(2.9)**	**$13.1**	**$(0.6)**	**$(0.7)**	**$16.2**
	(5.6)%	**(1.8)%**	**(0.6)%**	**(0.8)%**	**0.1%**	**(0.5)%**	**2.5%**	**(0.1)%**	**(0.1)%**	**1.5%**
Development during 2005 of										
$(236.9) million	**$(115.2)**	**$(78.3)**	**$(13.5)**	**$(9.5)**	**$(10.1)**	**$(12.0)**	**$5.3**	**$(1.1)**	**$(1.6)**	**$(0.9)**
	(12.7)%	**(9.6)%**	**(1.9)%**	**(1.5)%**	**(1.7)%**	**(2.2)%**	**1.0%**	**(0.2)%**	**(0.3)%**	**(0.1)%**

Cumulatively, we have experienced favourable development for accident years 2004, 2003, 2002, 1998, 1997, 1996, 1995 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Claims Development Relating to Allianz

The table below shows the development of claim liabilities relating to the Allianz acquisition from December 2004 only as the acquisition took place in late 2004.

(in millions of dollars)	Accident year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 & -
Reserve as of December 2004	$213.4	$158.4	$126.7	$73.6	$47.8	$29.9	$16.9	$10.0	$3.6	$0.2
Reserve re-estimated as of Dec 2005	$187.9	$146.5	$126.8	$71.5	$47.4	$27.7	$18.4	$10.0	$2.3	$1.2
Development during Q4 of $0.8 million	$(2.0)	$2.5	$2.2	$(0.4)	$(0.9)	$(2.1)	$0.3	$0.4	$(0.2)	$1.0
	(1.0)%	1.6%	1.7%	(0.5)%	(1.9)%	(6.9)%	2.0%	4.2%	(6.8)%	453.6%
Development during 2005 of $(40.8) million	$(25.6)	$(11.8)	$0.1	$(2.2)	$(0.3)	$(2.2)	$1.6	$(0.0)	$(1.3)	$0.9
	(11.9)%	(7.5)%	0.1%	(2.9)%	(0.7)%	(7.3)%	9.4%	(0.4)%	(36.9)%	408.2%

We had $40.8 million of favourable reserve development in 2005 on an opening balance of $680.5 million in claim liabilities as at December 31, 2004. Q4 05 was essentially unchanged, reflecting $0.8 million of unfavourable development. Automobile insurance excluding pools was the main contributor with favourable development of $21.4 million as well as pools which added an additional $9.8 million in favourable development.

Reinsurance

Policy liabilities ceded to reinsurers were $347.8 million at December 31, 2005 and $765.4 million at December 31, 2004. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. As part of the Allianz transaction relating to the AGR business, $508.6 million of policy liabilities were ceded to reinsurers at the end of 2004. After receiving regulatory approval, these liabilities were taken over by the Canadian branch of AGR in September 2005. At December 31, 2005, 17.7% (December 31, 2004: 11.6%) of the remaining reinsured policy liabilities were to ING Re, an affiliate and our main reinsurer. We also have reinsurance treaties with several unaffiliated reinsurers that meet our financial strength rating requirements.

In 2005, for multi-risk events or catastrophes, our retention was $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retained 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million. For 2006, our retention is being increased to $25.0 million with a reinsurance coverage limit of $1.25 billion. In addition we will retain 20.25% of the exposure between $25.0

million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million and 9.5% of the exposure between $100.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (December 31, 2005: $264.5 million; December 31, 2004: $415.9 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. Policy liabilities, however, take priority over a reinsurer's subordinate creditors.

We secure reinsurance recoverables with non-licensed reinsurers with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $98.4 million at December 31, 2005 (December 31, 2004: $458.7 million). At December 31, 2005, these amounts included $74.3 million (December 31, 2004: $56.0 million) from an affiliated reinsurer. At December 31, 2005, trust accounts held to secure policy liabilities totalled $83.3 million (December 31, 2004: $349.5 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of February 16, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 long-term incentive plan, certain employees are awarded performance units (one performance unit equals one common share) as part of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle depends on the Company's three-year average return on equity compared with that of the Canadian P&C insurance industry. At the time of payout, the company intends to purchase shares in the market in an amount equal to the number of vested shares. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimated number of performance units was 363,700 units as at December 31, 2005.

Liquidity and Capital Resources

Our liquidity and capital base remain strong.

Liquidity

Net cash provided by operations was $637.5 million in 2005 compared to $1,392.2 million in 2004. The decrease of $754.7 million was due to the non-recurring termination of a quota-share treaty on January 1, 2004 which provided $665.0 million of cash in 2004 while increased operating assets and liabilities of $247.3 million offset higher income of $157.6 million.

Operations provided cash of $186.3 million in Q4 05 compared to $105.8 million in Q4 04, primarily resulting from higher income of $23.8 million and decreased operating assets and liabilities of $56.7 million. Currently, we are not planning to make any significant capital expenditures.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at December 31, 2005.

We used the proceeds from the shares issued from the exercise of the over-allotment option in Q1 05 to repay a $129.2 million promissory note payable to an affiliate, reducing our outstanding debt to $127.0 million. This debt matures in August 2006.

Capital

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $718.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at December 31, 2005 (2004: $412.1 million). Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES

(In millions of dollars)		ING Insurance	Nordic Insurance	ING Novex Ins	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At December 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	2,354.0
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	1,090.6
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	1,263.3
MCT %	[a] / [b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	215.8%
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	718.0
At December 2004								
Total capital available	[a]	1,054.5	449.1	33.1	168.1	267.5	33.7	2,006.1
Total capital required	[b]	595.6	215.3	14.4	74.7	144.9	17.7	1,062.7
Excess capital	[a] – [b]	458.9	233.8	18.7	93.4	122.6	16.0	943.4
MCT %	[a] / [b]	177.1%	208.6%	230.1%	224.9%	184.6%	190.2%	188.8%
Excess at 150%		161.1	126.1	11.5	56.0	50.2	7.1	412.1

The total amount of dividends available for payment from our subsidiaries during 2006 is $572.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $86.9 million. These dividends were paid on March 31, June 30, September 30, and December 30, 2005.

On September 20, 2005, ING Canada filed a short-form base shelf prospectus and received final receipt from Canadian securities regulators the following day. This filing allows the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period.

The nature, size and timing of any financings will depend on ING Canada's assessment of its credit requirements and general market conditions. If any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the terms of these securities will be provided.

On September 12, 2005, ING Canada announced that holders of its common shares and potential investors would be able to reinvest their dividends in additional shares of the Company through a dividend reinvestment plan administered through the Company's transfer agent or through a Co-operative Investing Service administered by Canadian ShareOwner Investments Inc. Commissions will not be charged on dividend reinvestment purchases under either alternative.

In the second quarter of 2005, we received a financial strength and long-term counterparty credit rating of A+ from S&P for our P&C subsidiaries, while A.M. Best reaffirmed our financial strength rating of A+ and also raised the ratings of Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada to A+.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of management and advisory services provided by (1) ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Notes 1 and 5 to the accompanying interim consolidated financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 38 to 40 of our 2004 Annual Report. These risks remain the same in 2005.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions other than those included in our annual financial statements. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal and commercial segment, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Changes in Accounting Policies including Initial Adoption

As a result of the adoption of a long-term incentive plan for certain employees and a deferred stock unit plan for independent directors, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" effective January 1, 2005. Section 3870 sets a fair value-based method of accounting for all stock-based compensation.

The Company also implemented the requirements of the CICA's Accounting Guideline 19 "Disclosures by entities subject to rate regulation".

In 2005, the Company changed its definition of cash equivalents in order to better align itself with prevailing industry practice. The Company now defines cash equivalents as highly liquid investments which are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the consolidated balance sheet dates. The change has no impact on the Company's consolidated statements of income but results in a reclassification of $274.7 million between cash equivalents and investments in the 2004 consolidated balance sheet.

Notes 1, 10 and 14 to our consolidated interim financial statements further describe these accounting changes.

Recent Developments

In the fourth quarter, the Quebec financial services sector regulator, the Autorité des marchés financiers (AMF), concluded its investigation initiated in March 2005 in relation to the business practices of the P&C industry, including ING Canada affiliates in Quebec. The AMF investigation did not find that any fraudulent act was committed, nor that any customers of the brokerages represented by Equisure Financial Network Inc. (Equisure) suffered harm or damages. However, Equisure agreed that disclosure practices needed improvements with regard to disclosure to customers of brokerage ownership and portfolio transfers and agreed to review its corporate structures. Equisure also agreed to pay a sum of $0.8 million, which included the investigation costs incurred by the regulator.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve the cost savings anticipated from the acquisition of Allianz Canada; uncertainties related to our acquisition of Allianz Canada; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

ING CANADA INC.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

(In thousands of dollars)

	As at December 31 2005	As at December 31 2004
ASSETS		
Cash and cash equivalents (note 1)	$ 341,138	$ 82,473
Investments (note 2)	6,720,965	6,285,145
Accrued investment income	50,100	43,266
Due from affiliated companies (note 5)	230	-
Premium and other receivables	1,518,511	1,642,362
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	330,519	687,201
Reinsurers' share of unearned premiums (note 4)	17,279	78,199
Deferred acquisition costs	381,992	389,688
Income taxes receivable	55,684	2,591
Other assets	182,119	127,543
Long-term investments	41,587	48,108
Future income taxes	141,101	148,488
Intangible assets	36,948	36,944
Goodwill	108,362	91,116
	$9,926,535	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 815,674	$ 669,604
Due to affiliated companies (note 5)	2,968	3,025
Income taxes payable	67,705	100,913
Unpaid claims and loss adjustment expenses (note 4)	3,821,609	4,222,961
Unearned premiums (note 4)	2,194,837	2,340,997
Unearned reinsurance commissions	4,129	9,785
Debt outstanding (note 8)	127,000	256,230
	7,033,922	7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	1,183,846	1,052,290
Contributed surplus	89,713	83,336
Retained earnings	1,619,054	923,983
	2,892,613	2,059,609
	$9,926,535	$9,663,124

See accompanying notes to the interim consolidated financial statements

ING CANADA INC.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)

(In thousands of dollars except for per share amounts)

	For the three months ended		For the twelve months ended	
	December 31 2005	December 31 2004	December 31 2005	December 31 2004
Direct premiums written	$ 905,018	$ 883,010	$3,904,901	$3,575,900
Net premiums written	$ 875,355	$ 866,839	$3,754,937	$3,608,990
REVENUE				
Net premiums earned	$ 961,318	$ 888,215	$3,840,176	$3,364,563
Investment income	78,526	75,251	338,493	267,000
Realized investment and other gains	67,164	36,332	223,471	132,418
Commission and advisory fees	4,541	4,919	43,928	16,905
	1,111,549	1,004,717	4,446,068	3,780,886
EXPENSES				
Claims and loss adjustment expenses	539,293	498,142	2,161,755	1,905,545
Commissions (note 5)	158,140	170,583	646,344	614,379
Premium taxes	32,743	30,633	133,704	116,794
General expenses	110,077	72,516	405,349	276,681
	840,253	771,874	3,347,152	2,913,399
Interest on debt outstanding	1,991	3,108	7,963	11,715
INCOME BEFORE INCOME TAXES	269,305	229,735	1,090,953	855,772
Income taxes (note 6)	72,423	56,662	309,170	231,620
NET INCOME	$ 196,882	$ 173,073	$ 781,783	$ 624,152
Earnings per share (note 11)				
Basic	$1.47	$1.69	$5.85	$6.51
Diluted	$1.47	$1.67	$5.85	$6.49

See accompanying notes to the interim consolidated financial statements

ING CANADA INC.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(In thousands of dollars)

	For the three months ended		For the twelve months ended	
	December 31 2005	December 31 2004	December 31 2005	December 31 2004
Share capital				
Balance, beginning of period	$1,183,846	$ 605,905	$1,052,290	$ 605,905
Capital issued (notes 1 and 9)	-	906,880	136,032	906,880
Reduction of capital	-	(428,684)	-	(428,684)
Share issuance costs, net of income taxes	-	(31,811)	(4,476)	(31,811)
Balance, end of period	1,183,846	1,052,290	1,183,846	1,052,290
Contributed surplus				
Balance, beginning of period	84,443	83,336	83,336	83,336
Stock-based compensation (note 10)	5,270	-	6,377	-
Balance, end of period	89,713	83,336	89,713	83,336
Retained earnings				
Balance, beginning of period	1,443,904	750,910	923,983	299,831
Net income	196,882	173,073	781,783	624,152
Dividends paid	(21,732)	-	(86,926)	-
Other	-	-	214	-
Balance, end of period	1,619,054	923,983	1,619,054	923,983
TOTAL SHAREHOLDERS' EQUITY	$2,892,613	$2,059,609	$2,892,613	$2,059,609

See accompanying notes to the interim consolidated financial statements

ING CANADA INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(In thousands of dollars)

	For the three months ended		For the twelve months ended	
	December 31 2005	December 31 2004	December 31 2005	December 2004
OPERATING ACTIVITIES				
Net income	$ 196,882	$ 173,073	$ 781,783	$ 624,152
Adjustments to determine cash provided by operating activities:				
Amortization of property and equipment	6,106	3,582	18,121	12,685
Amortization of intangible assets	1,081	305	3,854	305
Amortization of net premiums on fixed income securities	4,587	4,169	16,274	16,813
Net income from long-term investments	(2,320)	(2,687)	(8,428)	(8,098)
Dividends received from long-term investments	2,652	5,674	6,710	7,795
Realized investment and other gains	(67,164)	(36,332)	(223,471)	(132,418)
Decrease in loan provision	(1,160)	-	(5,660)	-
Deferred acquisition costs, net	7,268	3,405	(669)	(64,571)
Future income taxes, net	(8,191)	(49,943)	9,572	(38,135)
Unpaid claims and loss adjustment expenses, net	(46,208)	(21,067)	(44,670)	573,537
Unearned premiums, net	(85,969)	(58,757)	(85,240)	244,427
Changes in other operating assets and liabilities	173,435	84,405	162,893	155,756
Stock-based compensation	5,270	-	6,377	-
Cash provided by operating activities	186,269	105,827	637,446	1,392,248
INVESTING ACTIVITIES				
Proceeds from sale of investments	4,057,452	3,713,970	12,509,278	12,601,021
Purchase of investments	(4,304,772)	(3,739,876)	(12,740,836)	(13,701,019)
Purchase of property and equipment, net	(19,530)	(7,589)	(57,143)	(14,215)
Purchase of brokerages and books of business	(2,503)	-	(14,894)	-
Sale of brokerages and books of business	1,777	-	1,777	-
Net cash used in the acquisition of Allianz	-	(359,312)	-	(359,312)
Proceeds from sale of long-term investments and other, net	(436)	(18,384)	9,963	6,615
Cash used in investing activities	(268,012)	(411,191)	(291,855)	(1,466,910)
FINANCING ACTIVITIES				
Dividends paid	(21,732)	-	(86,926)	-
Debt repayment	-	(204,852)	(129,230)	(226,852)
Proceeds from capital issuance	-	906,880	136,032	906,880
Share issuance costs	-	(48,344)	(6,802)	(48,344)
Reduction of capital	-	(428,684)	-	(428,684)
Cash (used in) provided by financing activities	(21,732)	225,000	(86,926)	203,000
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	(103,475)	(80,364)	258,665	128,338
CASH AND CASH EQUIVALENTS (OVERDRAFT), BEGINNING OF PERIOD	444,613	162,837	82,473	(45,865)
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 341,138	$ 82,473	$ 341,138	$ 82,473
SUPPLEMENTAL CASH FLOW INFORMATION:				
Income taxes paid	$ 68,336	$ 125,752	$ 385,956	$ 243,781
Interest paid on debt outstanding	-	2,899	7,963	13,433

See accompanying notes to the interim consolidated financial statements

(In thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. (the "Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial position and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America, Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the Company's interim consolidated statements of income for the three and twelve months ended December 31, 2004 include the results of Allianz only for the month of December 2004.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of 70% of the common shares and the Special Share (note 9), and as a party to the Co-Operation Agreement (the "Agreement"), has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Significant accounting changes

(a) Stock-based compensation

In 2005, as a result of the adoption of a Long-Term Incentive Plan for certain employees and a Deferred Stock Unit Plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awards to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation right awards to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

(In thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION (continued)

(b) Rate regulation

In 2005, the Company implemented the requirements of the CICA's Accounting Guideline 19 "Disclosures by Entities Subject to Rate Regulation". The objective of this guideline is to ensure that users of the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by statute or contract to set rates, are better informed about the existence, nature and effects of all forms of rate regulation. The guideline requires companies to disclose general information useful to an understanding of the nature and economic effects of rate regulation (note 14) and, if applicable, specific information when rate regulation has affected the accounting for a transaction or event.

(c) Cash and cash equivalents

In 2005, the Company changed its definition of cash equivalents in order to better align itself with prevailing industry practice. The Company now defines cash equivalents as highly liquid investments which are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the consolidated balance sheet dates. The change has no impact on the Company's interim consolidated statements of income but results in a reclassification of $274,740 between cash equivalents and investments in the 2004 consolidated balance sheet. The impact of this change on the interim consolidated statements of cash flows for the three-month and twelve-month periods ended December 31, 2004 is as follows:

	Three months ended December 31, 2004			Twelve months ended December 31, 2004		
	Previously reported	Restated amount	Impact of restatement	Previously reported	Restated amount	Impact of restatement
Amortization of net premiums on fixed income securities	$ 4,873	$ 4,169	$ (704)	$ 19,224	$ 16,813	$ (2,411)
Proceeds from sale of investments	3,161,027	3,713,970	552,943	10,743,137	12,601,021	1,857,884
Purchase of investments	(3,028,484)	(3,739,876)	(711,392)	(11,721,330)	(13,701,019)	(1,979,689)
Net increase (decrease) in cash and cash equivalents	78,789	(80,364)	(159,153)	252,554	128,338	(124,216)

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(In thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1 — As at December 31, 2005

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes [(a)]	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [(b)]				
Investment grade [(c)]				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade [(c)]	3,983	2,950	-	1,033
Not rated [(d)]	-	-	-	-
Total fixed income securities	**3,520,764**	**3,595,784**	**85,020**	**10,000**
Mortgage loans	**70,347**	**73,108**	**2,761**	-
Preferred shares [(e)]				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	**1,257,266**	**1,319,882**	**68,102**	**5,486**
Common shares [(d) and (f)]	**1,266,550**	**1,430,440**	**183,641**	**19,751**
Other investments [(g)]	**165,603**	**165,603**	-	-
	$6,720,965	**$7,025,252**	**$339,524**	**$35,237**

Table 2.2 — As at December 31, 2004

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes [(a)]	$ 274,740	$ 274,740	$ -	$ -
Fixed income securities [(b)]				
Investment grade [(c)]				
Government and government-guaranteed	1,805,736	1,854,940	49,348	144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [(c)]	8,771	7,666	22	1,127
Not rated [(d)]	16,318	17,009	691	-
Total fixed income securities	**3,685,099**	**3,776,547**	**93,535**	**2,087**
Mortgage loans	**78,699**	**83,287**	**4,588**	-
Preferred shares [(e)]				
Investment grade	1,051,792	1,115,442	66,566	2,916
Below investment grade	17,837	20,895	3,174	116
Total preferred shares	**1,069,629**	**1,136,337**	**69,740**	**3,032**
Common shares [(d) and (f)]	**997,707**	**1,077,195**	**90,622**	**11,134**
Other investments [(g)]	**179,271**	**179,271**	-	-
	$6,285,145	**$6,527,377**	**$258,485**	**$16,253**

(In thousands of dollars except for per share amounts)

2 INVESTMENTS (continued)

(a) Short-term notes have a maturity date of more than three months from the date of acquisition.
(b) Fixed income securities include private placements. The book value of the private placements was $31,618 at December 31, 2005 (2004 - $38,764) and their fair value was $30,081 at December 31, 2005 (2004 - $38,366).
(c) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.
(d) Subsequent to the sale transaction of mutual funds described in note 13, the Company no longer has any investment in funds under the ING brand name. At December 31, 2004, the book value of the ING fixed income fund units was $16,318 and their fair value was $17,009. At that date, the book value of the ING equity fund units was $138,730 and their fair value was $150,980.
(e) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.
(f) The common share category includes common shares as well as mutual fund and income trust units.
(g) Other investments include loans (note 5) and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at December 31, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$30,401	$34,180	$41,266	$42,082
Short	30,233	34,220	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At December 31, 2005, the book value of the collateral was $32,041 (2004 - $39,641).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three and twelve-month periods ended December 31, 2005 were $4,359 and $10,470, respectively (2004 - $6,116 and $6,950, respectively).

(In thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1	As at December 31, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$28,605	$ 86	$ -	$39,680	$ -	$39
Forwards bought	5,922	-	18	540	-	-
Cash flow risk						
Foreign currency swaps	14,542	3,003	-	14,972	2,406	-
	$49,069	$3,089	$18	$55,192	$2,406	$39

Table 3.2 summarizes the remaining terms to maturity of the derivatives.

Table 3.2	As at December 31, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$34,527	$ -	$ -	$40,220	$ -	$ -
Foreign currency swaps	4,320	1,718	8,504	-	6,468	8,504
	$38,847	$1,718	$8,504	$40,220	$6,468	$8,504

(In thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and loss adjustment expenses

Table 4.1

	As at December 31, 2005			As at December 31, 2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto : liability	$1,754,126	$-	$ 42,401	$1,850,330	$ -	$ 77,039
Auto : personal accident	717,743	-	29,557	770,297	-	32,153
Auto : other	86,594	-	1,124	101,582	-	161
Property	504,521	-	136,948	610,309	1,827	314,450
Liability	754,257	-	119,636	818,824	763	199,007
Other	4,368	-	853	58,692	10,337	64,391
	$3,821,609	$-	$330,519	$4,210,034	$12,927	$687,201

(a) The aggregate of direct and assumed unpaid claims and loss adjustment expenses of $3,821,609 (2004 - $4,222,961) is shown as unpaid claims and loss adjustment expenses in the consolidated balance sheets.
(b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and loss adjustment expenses in the consolidated balance sheets.

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

(In thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Unearned premiums

Table 4.2	As at December 31, 2005			As at December 31, 2004		
	Direct [c]	Assumed [c]	Ceded [d]	Direct [c]	Assumed [c]	Ceded [d]
Auto : liability	$ 572,700	$-	$ 647	$ 620,367	$ 50	$ 3,108
Auto : personal accident	186,665	-	60	198,619	-	665
Auto : other	520,354	-	7	547,998	-	908
Property	730,386	-	3,680	764,420	3,259	40,099
Liability	158,876	-	3,238	167,253	2,394	14,838
Other	25,856	-	9,647	36,386	251	18,581
	$2,194,837	$-	$17,279	$2,335,043	$5,954	$78,199

(c) The aggregate of direct and assumed unearned premiums of $2,194,837 (2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

(d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company was completed as of September 1, 2005. Prior to this date, the AGR Business was subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG and therefore had no impact on the Company's net income.

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at December 31, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and loss adjustment expenses	$-	$-	$12,927	$447,102
Unearned premiums	-	-	5,954	61,523

(In thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004
Ceded premiums earned	$11,777	$12,801	$ 48,707	$56,038
Ceded claims and loss adjustment expenses	8,803	6,742	80,641	31,655
Loss (income) before income taxes	$2,974	$6,059	$(31,934)	$24,383

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004
Advisory fee income	$ 171	$2,177	$ 5,992	$ 8,347
Management and advisory expenses	4,608	5,129	17,885	17,853
Interest expense	1,991	2,027	7,963	9,509

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at December 31, 2005	As at December 31, 2004
Reinsurance (receivable) payable	$ (230)	$ 65
Interest and other payables	2,968	2,960
	$2,738	$3,025

The financial statements of the investees presented as long-term investments included the following balances with the Company.

Table 5.4	As at December 31, 2005	As at December 31, 2004
Loans payable	$63,386	$66,586
Premiums and other receivables	5,900	7,100
Payables and other liabilities	2,800	4,700

Commission revenue recognized by investees accounted for as long-term investments totaled $28,200 for the twelve months ended December 31, 2005 (2004 - $29,800).

(In thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS (continued)

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. As a result, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada and acted as the funds' manager and advisor. Other subsidiaries of the Company had investments in the units of these funds (note 2). As described in note 13, the Company has exited its fund management activities and, as a result, held no such fund units at December 31, 2005. The fair value of the units held by the Company in these funds represented 45.9% of the funds' total fair value at December 31, 2004.

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004
	%	%	%	%
Income tax expense calculated at statutory tax rates	34.5	34.6	34.5	34.3
Increase (decrease) in income tax rates resulting from:				
Non-taxable dividends	(4.5)	(4.4)	(3.6)	(3.8)
Non-deductible accounting write-down	-	(0.2)	-	-
Non-deductible expenses	0.4	(1.6)	0.4	0.7
Non-taxable net income from subsidiaries	-	-	(0.2)	-
Tax-asset recovery not previously recorded	(0.4)	(1.3)	(1.2)	-
Non-taxable portion of capital gains	(0.6)	(0.9)	(1.1)	(1.1)
Impact of tax rate changes	(0.8)	-	(0.2)	-
Other (net)	(1.7)	(1.5)	(0.3)	(3.0)
Effective income tax rate	26.9	24.7	28.3	27.1

7. EMPLOYEE FUTURE BENEFITS

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $1,175 and $3,234 for the three and twelve-month periods ended December 31, 2005, respectively (2004 - $407 and $1,623). For the defined contribution plans, the expense and the employer contributions were $722 and $2,202 for the three and twelve-month periods ended December 31, 2005 (2004 - nil and nil).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to active employees. For these other plans, the Company recorded an expense of $9 and $658 for the three and twelve-month periods ended December 31, 2005, respectively (2004 - $218 and $871).

(In thousands of dollars except for per share amounts)

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and line of credit.

Table 8.1

Issuer	Maturity	Rate	As at December 31, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$127,000	$127,000
ING Insurance International, N.V. [a]		-	-	129,230
Royal Bank of Canada [b]		-	-	-
			$127,000	$256,230

a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares in 2004. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after taxes.

Table 9.1 summarizes the Company's share capital.

Table 9.1	As at December 31, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A [a]	Unlimited	-	-	Unlimited	-	-
Special [b]	One	1	-	One	1	-
			$1,183,846			$1,052,290

(a) Issued and outstanding Class A shares would rank both with regards to dividends and return on capital in priority to the common shares.

(a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-Term Incentive Plan for certain employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 363,700 units at December 31, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized both as an expense and a liability.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The aggregate amounts charged to compensation expense for these plans were $5,288 and $6,447 for the three and twelve-month periods ended December 31, 2005, respectively. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004[a]
Basic earnings per share				
Net income available to common shareholders	$196,882	$173,073	$781,783	$624,152
Average number of common shares (in thousands)	133,732	102,340	133,546	95,818
Basic earnings per share	$1.47	$1.69	$5.85	$6.51
Diluted earnings per share				
Net income available to common shareholders	$196,882	$173,073	$781,783	$624,152
Net interest income on proceeds of over-allotment option	-	114	-	114
Adjusted net income available to common shareholders	$196,882	$173,187	$781,783	$624,266
Average number of common shares (in thousands)	133,732	102,340	133,546	95,818
Common shares granted in over-allotment[b] (in thousands)	-	1,308	-	330
Average number of diluted common shares (in thousands)	133,732	103,648	133,546	96,148
Diluted earnings per share	$1.47	$1.67	$5.85	$6.49

(a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004 (note 9).

(b) Note 9.

(In thousands of dollars except for per share amounts)

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $20,556 at December 31, 2005 (2004 - $34,518).

13. ACQUISITIONS AND DIVESTITURES

During 2005, goodwill and intangible assets increased by $17,246 and $3,858, respectively, as a result of acquisitions made by subsidiaries of the Company for cash consideration of $14,894 and dispositions for $1,777. Where the acquisitions give the Company control over investees which were previously accounted for as long-term investments under the equity method, the investees are consolidated, resulting in an increase of, and a reallocation to, assets and liabilities.

On July 8, 2005, the Company terminated five ING funds. Remaining investments were switched into the ING Canadian Money Market Fund. On August 5, 2005, this fund, along with twelve other ING funds, were merged into AGF funds pursuant to the agreement with AGF Funds Inc., which also acquired the ING Canadian Dividend Income Fund. The Company did not incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities has had no material impact on the Company's results and will have no material impact on the Company's future results.

Effective September 1, 2005, the Company sold the renewal rights of $13,000 of commercial marine insurance business.

(In thousands of dollars except for per share amounts)

14. DISCLOSURES ON RATE REGULATION

The Company's insurance subsidiaries are licensed under insurance legislation in each of the provinces and territories in which they conduct business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces and territories in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces and territories in Canada, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

Table 14.1 lists the provincial authorities which regulate automobile insurance rates. Automobile direct written premiums in these provinces totaled $2,166,541 in 2005 (2004 - $1,974,964) and represented approximately 98.2% (2004 – 98.0%) of direct automobile premiums written.

Table 14.1

Province/territory	Rate filing	Regulatory authority
Alberta	File and approve or file and use [a]	Alberta Automobile Insurance Rate Board
Ontario	File and approve	Financial Services Commission of Ontario
Quebec	Use and file	L'Autorité des marchés financiers
Nova Scotia	File and approve	Nova Scotia Insurance Review Board
New Brunswick	File and approve	New Brunswick Insurance Board
Prince Edward Island	File and approve	Island Regulatory Appeals Commission
Newfoundland	File and approve	Board of Commissioners of Public Utilities

(a) For mandatory coverage, the rate regulation mechanisms are "file and approve" or "file and use", depending on the filing; for optional coverage, the rate regulation mechanism is "file and use".

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At December 31, 2005, the Company had no regulatory asset or liability.

(In thousands of dollars except for per share amounts)

15. SEGMENTED INFORMATION

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non-property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

Table 15.1	For the three months ended December 31 2005	2004	For the twelve months ended December 31 2005	2004
Revenue				
Net premiums earned				
Personal insurance	$ 670,909	$ 622,143	$2,680,698	$2,343,448
Commercial insurance	290,409	266,072	1,159,478	1,021,115
Investments	73,961	73,261	323,255	256,692
Total P&C insurance	1,035,279	961,476	4,163,431	3,621,255
Corporate and other	9,106	6,909	59,166	27,213
Realized investment and other gains	67,164	36,332	223,471	132,418
Total revenue	$1,111,549	$1,004,717	$4,446,068	$3,780,886
Income before income taxes				
Underwriting income				
Personal insurance	$ 113,289	$ 121,735	$ 382,120	$ 339,228
Commercial insurance	12,962	(3,384)	155,592	130,802
Investments	68,340	71,039	300,732	246,964
Total P&C insurance	194,591	189,390	838,444	716,994
Corporate and other	7,550	4,013	29,038	6,360
Realized investment and other gains	67,164	36,332	223,471	132,418
Total income before income taxes	$ 269,305	$ 229,735	$1,090,953	$ 855,772

	As at December 31 2005	2004
Assets		
P&C insurance [(a)]	$9,066,267	$9,230,609
Corporate and other [(b)]	860,268	432,515
Total assets	$9,926,535	$9,663,124

	For the three months ended December 31, 2005	For the twelve months ended December 31, 2005	For the year ended December 31, 2004 [(c)]
Increase of goodwill			
P&C insurance	$ -	$ -	$32,525
Corporate and other	3,305	17,246	14,229
Total increase of goodwill	$3,305	$17,246	$46,754

(a) Includes goodwill of $74,411 at December 31, 2005 and 2004.
(b) Includes goodwill of $33,951 at December 31, 2005 and $16,705 at December 31, 2004.
(c) Goodwill in the amount of $46,754 was acquired during the three-month period ended December 31, 2004.

(In thousands of dollars except for per share amounts)

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current periods.

17. SUBSEQUENT EVENT

The Company entered into an agreement dated December 15, 2005 to sell certain office buildings to Whiterock Real Estate Investment Trust for approximately $29,700 and to lease back these buildings for a term of 20 years with four, five-year extensions. Due diligence by the purchaser was completed in February 2006. The transaction will generate a gain of approximately $3,000 which will be deferred and amortized over the lease term in accordance with the provisions of the CICA Handbook Section 3065. The lease agreement qualifies as an operating lease with minimum annual lease payments of $2,200.

ING

NEWS RELEASE

Toronto, ON – May 11, 2006

ING CANADA POSTS STRONG FIRST QUARTER RESULTS

ING Canada Inc. (TSX: IIC.LV) reported net income of $185.9 million for the quarter ended March 31, 2006, up 17.3% from $158.5 million the first quarter of 2005. Revenue also increased to $1,133.8 million, up 3.2% from $1,098.8 million in the corresponding quarter of 2005.

Earnings per share for the first quarter of 2006 amounted to $1.39, compared to $1.19 for the corresponding period in 2005.

ING Canada also declared a quarterly dividend of 25.0 cents per share on its outstanding common shares, payable on June 30, 2006 to shareholders of record on June 15, 2006.

Claude Dussault, President and CEO said: "We continued to achieve good results in the first quarter. Our investment results improved significantly over last year due to favourable fixed income and equity market gains. Our underwriting results benefited from improvements in claims frequency and severity and although prior year claims development was less favourable compared to last year, it was once again strongly positive in the quarter. In addition, our total number of insured risks continued to increase, mitigating the impact of reductions in insurance rates."

Current Outlook

- Top line growth for the property and casualty insurance industry is expected to remain below historical levels this year. Underwriting performance is expected to fall below the favourable levels witnessed in 2005 but to exceed historical averages.

- Automobile insurance reforms adopted by various provinces continue to contain costs, and product affordability and availability have been restored. Sustainability of these reforms, claims frequency levels and any further rate reductions will continue to be key performance drivers in 2006.

- Commercial insurance continues to be competitive and while prices are softening, returns are expected to remain above historical levels.

Financial Summary

	2006 Q1	2005 Q1	Change
Direct Premiums Written ($ million)	812.5	821.9	(1.1%)
Underwriting Income ($ million)	79.9	114.9	(30.5%)
Net income ($ million)	185.9	158.5	17.3%
Earnings per share (in dollars) Basic and diluted	1.39	1.19	16.8%
Return on equity, for the last 12 months	30.1%	38.9%	(8.8)
Return on equity for Q1 annualized	25.0%	28.9%	(3.9)
Combined ratio	91.5%	88.1%	3.4

Financial Highlights

- Revenue for the first quarter increased by $35.0 million or 3.2% to $1,133.8 million from $1,098.8 million in the first quarter of 2005. Net premiums earned decreased by $31.1 million as a result of overall average rate reductions of 3.3%. However, investment income from insurance subsidiaries remained stable, increasing by $0.2 million to $68.3 million, while realized investment and other gains increased by $64.9 million to $107.6 million. The improvement resulted from a repositioning of the fixed income portfolio as well as higher gains in equities due to favourable market conditions.

- Total income before income taxes for the quarter increased 17.4% to $268.4 million from $228.6 in the first quarter of 2005. Net income for the quarter amounted to $185.9 million, an increase of $27.4 million or 17.3% from the $158.5 million earned for the three months ended March 31, 2005.

- Shareholders' equity increased during the quarter by 5.3% to reach $3,046.0 million on March 31, 2006. Our debt to total capital ratio remained low at 4.0%.

Business Highlights

- Excluding the transfer of AGR commercial lines to Allianz Global Risk US Insurance Company in 2005, direct premiums written during the first quarter increased by $5.7 million over last year and totalled $812.5 million. The increase occurred despite a 5% average reduction in automobile insurance premiums. The increase is due to a 1.9% rise in the total number of insured risks, a key non-GAAP measure of growth.

- The combined ratio in the first quarter was 91.5%, up 3.4 percentage points from 88.1% for the same period last year. The expense ratio increased from 29.5% to 32.0%, due in large part to a non-recurring one-time adjustment in commissions and in expenses related to employee incentive plans. On a year-over-year basis, the claims ratio increased by 0.9 percentage point to 59.5%. While frequency and severity of claims improved, prior year claims development during the quarter was below the unusually high level recorded last year, by $31.4 million. Total underwriting income for the quarter amounted to $79.9 million, down $35.0 million from the corresponding period of 2005.

- Personal lines direct premiums written increased by $15.2 million or 2.8% over the same period last year. Underwriting income from personal lines during the quarter amounted to $40.0 million, a decrease of $40.4 million compared to the first quarter of 2005. The total number of personal lines risks insured increased by 2.4%.

- Commercial lines direct premiums written decreased by 3.5% after the transfer in 2005 of commercial lines to AGR. Underwriting income increased by $5.5 million to $40.0 million on a 2.3% decrease in the combined ratio to 85.9%, owing largely to lower frequency and severity of losses in non-auto commercial risks.

Corporate developments

- On April 1, 2006, ING acquired Grey Power Insurance Brokers Inc. (GPIBI) of Stouffville, Ontario. GPIBI is the largest member of the Grey Power broker network, accounting for approximately $68 million in annual premiums and 50% of the network's business volume.

- On April 1, 2006, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada, both insurance subsidiaries of ING Canada, amalgamated under the name of The Nordic Insurance Company of Canada. The companies had previously announced their intention to amalgamate on February 20, 2006.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 am EDT. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com. Click on "Investor Relations".

The conference call is also available by dialing 617-614-3474 or 1-800-706-7749 (toll free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A playback of the call will be available starting at 1:00 pm EDT on May 11 through 5:00 pm EDT on May 18. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll free in North America). The passcode is 68623645. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Shawn Murray - Manager, External Communications, Tel: 416-941-5151 Ext. 2930
Email: shawn.murray@ingcanada.com

Investor enquiries:
Brian Lynch - Director, Investor Relations, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 11, 2006
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this report, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry in 2006.

- **Lower industry growth rates but still strong underwriting profits:** We expect the industry's top-line growth rate for 2006 to be below historical levels, and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results for the year 2006 should exceed historical returns.

- **Stable claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces over the last two to three years have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2006. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers throughout 2006.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost increases:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net Income

Net income for the three months ended March 31, 2006, was $185.9 million, an increase of $27.4 million, or 17.3%, from $158.5 million for the three months ended March 31, 2005.

These results were driven by continued favourable claims experience and strong investment gains.

- Our combined ratio was 91.5%, a good result in what has historically been a challenging quarter. Current accident year claims frequency and severity remain below last year's level. Prior year claims development remained positive at $37.1 million, although $31.4 million below last year's extraordinary level. Total expenses (including commissions) increased $13.3 million, including an additional commission expense for prior year profit-sharing commissions.

- Pre-tax realized investment and other gains were $107.6 million in the quarter, up from $42.7 million in Q1 05. These gains consist primarily of $27.2 million fixed income and $75.5 million equity gains, and are explained further under "Revenue" below.

Pre-tax income increased to $268.4 million in Q1 06 from $228.6 million in Q1 05. The following table presents the major changes in pre-tax income.

(in millions of dollars)	Three months ended March 31	
2005 Pre-tax Income		$ 228.6
Prior year claims development	(31.4)	
Current accident year *	7.3	
Industry pools	(5.2)	
Catastrophes	(5.7)	
Underwriting income		(35.0)
Realized investment and other gains		64.9
Other		9.9
2006 Pre-tax income		$ 268.4

* excludes industry pools and catastrophes

Shareholders' Equity

Shareholders' equity increased by $153.4 million, or 5.3%, to $3,046.0 million at March 31, 2006. This increase reflects net income of $185.9 million less $33.4 million in dividends ($0.25 per share) paid during the quarter plus $0.9 million provision for stock-based compensation.

Summary of Results

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our interim consolidated financial statements (unaudited) for the three months ended March 31, 2006 and 2005.

(in millions of dollars, except per share data)	Three months ended March 31	
	2006	**2005**
Direct premiums written	$ 812.5	$ 821.9
Total revenue	1,133.8	1,098.8
Underwriting income	79.9	114.9
Net income	185.9	158.5
Earnings per share (in dollars)		
Basic and diluted	1.39	1.19
	As at March 31 2006	**As at December 31 2005**
Cash and cash equivalents	$ 577.6	$ 341.1
Investments	6,466.1	6,721.0
Total assets	9,782.3	9,926.5
Debt outstanding	127.0	127.0
Total shareholders' equity	3,046.0	2,892.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended March 31	
	2006	**2005**
Claims ratio (1)	59.5%	58.6%
Expense ratio (2)	32.0%	29.5%
Combined ratio (3)	**91.5%**	**88.1%**
ROE (4)	30.1%	38.9%
ROE of our P&C insurance subsidiaries (5)	35.5%	36.8%

(1) Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Expense including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses - are individual ratios expressed as a percentage of net premiums earned. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc.

Direct Premiums Written

For the three months ended March 31, 2006, direct premiums written totalled $812.5 million, an increase of $5.7 million from Q1 05 primarily from industry pools after excluding the AGR premiums of $15.1 million for Q1 05. The "AGR business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the Allianz acquisition as it was subject to a 100% quota share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company in September 2005.

A key non-GAAP measure of our growth is written insured risks, defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance, excluding commercial auto insurance. The number of written insured risks increased 1.9% in Q1 06 over Q1 05.

Premium growth was lower than the growth in insured risks given lower average premiums largely due to written premium rate reductions in personal automobile insurance averaging 5.0%.

Revenue

Revenue increased by $35.0 million, or 3.2%, to $1,133.8 million in the quarter compared to $1,098.8 million in Q1 05.

The following table presents the major changes in revenue between Q1 05 and Q1 06.

(in millions of dollars)	Three months ended March 31
Net premiums earned	$ (31.1)
Investment segment income	0.3
Realized investment and other gains	64.9
Corporate and other revenue	0.9
Increase in revenue	$ 35.0

Net premiums earned dropped $31.1 million, or 3.2%, from Q1 05 despite a 2.1% increase in earned premiums attributable to changes in business mix and increased coverage levels.

This decrease was caused by:

- a 3.3% overall average earned rate reduction. Rate reductions are due to reduced costs primarily attributable to automobile insurance reforms; and
- a $20.0 million decrease in earned premiums received from industry pools.

Pre-tax realized investment and other gains were $107.6 million in the quarter, up from $42.7 million in Q1 05 primarily due to gains on fixed income and equities.

- Fixed income gains were $27.2 million, compared to $10.8 million in Q1 05. These gains resulted from the repositioning of our fixed-income portfolio to lower the duration of our assets as explained in the Balance Sheet Analysis below, under "Investments". This repositioning is now complete.
- Equity gains were $75.5 million for the quarter, up from $30.9 million in Q1 05. These gains were a result of strong Canadian equity markets, our investment strategy which requires regular trading activities in our high dividend yield common share portfolio and an increase in equity exposure as discussed below under "Realized Investment and Other Gains".

Net unrealized gains of $208.3 million at March 31, 2006 were $96.0 million less than at December 31, 2005.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses) was $79.9 million in Q1 06, down $35.0 million from Q1 05, yielding a claims ratio of 59.5% which is a 0.9 percentage point higher than in Q1 05. The expense ratio increased from 29.5% to 32.0%, resulting in a combined ratio of 91.5% for Q1 06, up from 88.1% in Q1 05.

The major changes in underwriting income were shown previously in the table under "Overall Performance".

Prior year claims development was $31.4 million less than Q1 05 which included positive development in the amount of $16.0 million related to class action suits.

Current accident year underwriting income, excluding industry pools and catastrophes, improved by $7.3 million. This increase is the result of a number of factors:

- Current year frequency and severity (excluding pools and catastrophes) improved over Q1 05. Frequency was down 4.0%, and severity was down 3.2%.
- Commission expense was up $3.5 million, with the commission ratio rising year-over-year from 17.7% to 18.7%. This increase is due to higher profit-sharing commissions, an element of broker compensation tied to profitability. At year-end, we estimate the amount payable and book it as an expense although the actual calculation is dependent upon the final underwriting results for the year. We typically make an adjustment in the first quarter when the actual amount payable becomes known; we booked such an adjusting amount of $9.1 million in Q1 06 for 2005 profit-sharing commission. Total profit-sharing commissions, including this adjustment, were $42.3 million in Q1 06.
- The expense ratio was up 1.5 percentage points from Q1 05, with the dollar amount of expenses up $11.6 million. This increase over last year can be attributed to a number of factors, including: (i) increase in employee incentive compensation of $3.0 million, with most of this year-over-year increase due to low accruals of this type in Q1 05, (ii) shift in acquisition expense from commission to general expense of $4.0 million due to business mix, and (iii) timing of a $3.0 million expense which was recorded last year in Q2.

Industry pools consist of the so-called "residual market", as well as risk-sharing pools (RSP), in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools, on balance, resulted in a higher underwriting loss for the current accident year from pools that was $5.2 million greater in Q1 06 than in Q1 05. This loss is due to the difference in the earned premium estimate provided by the Alberta RSP at December 31, 2005 for the months of November and December which was higher than the actual earned premiums subsequently reported in 2006.

A catastrophe (defined as an event resulting in net claims incurred of at least $5.0 million) occurred in Q1 06. It consisted of a winter storm in Quebec which resulted in $5.7 million of losses, primarily impacting personal insurance.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2006	2005				2004			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct premiums written	$ 812.5	$ 905.0	$1,006.5	$1,171.4	$ 821.9	$ 883.0	$921.6	$1,043.4	$727.8
Total revenues	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6
Underwriting income	79.9	126.3	116.7	179.8	114.9	118.4	133.7	174.5	43.4
Income before income taxes	268.4	269.3	269.3	323.6	228.6	229.7	217.1	238.6	170.4
Net income	185.9	196.9	202.8	223.6	158.5	173.1	163.6	172.3	115.1
Combined ratio	91.5	86.9	87.7	81.2	88.1	86.7	83.9	78.9	94.7
Earnings per share									
Basic	1.39	1.47	1.52	1.67	1.19	1.69	1.75	1.84	1.23
Diluted	1.39	1.47	1.52	1.67	1.19	1.67	1.75	1.84	1.23
Earnings per adjusted share (1)									
Basic pro-forma	1.39	1.47	1.52	1.67	1.19	1.35	1.27	1.34	0.90
Diluted pro-forma	1.39	1.47	1.52	1.67	1.19	1.29	1.22	1.29	0.86

(1) To facilitate comparison of performance between quarters, management has calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005. Diluted earnings per adjusted share, another non-GAAP measure, is calculated as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Seasonal Indicator	2005	2004	2003	3-year average
Q1	1.02	1.10	1.06	1.06
Q2	0.94	0.92	0.95	0.94
Q3	1.02	0.98	0.96	0.98
Q4	1.01	1.01	1.04	1.02

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended March 31	
	2006	2005
Revenue		
Net premiums earned		
Personal insurance	$ 654.3	$ 675.8
Commercial insurance	282.6	292.2
Total net premiums earned	936.9	968.0
Investments	74.1	73.8
Total P&C insurance	**$1,011.0**	**$1,041.8**
Corporate and other	15.2	14.3
Realized investment and other gains	107.6	42.7
Total revenue	**$1,133.8**	**$1,098.8**
Income before income taxes		
Underwriting income		
Personal insurance	$ 40.0	$ 80.4
Commercial insurance	39.9	34.5
Total underwriting income	79.9	114.9
Investments	68.3	68.1
Total P&C insurance	**$ 148.2**	**$ 183.0**
Corporate and other	12.6	2.8
Realized investment and other gains	107.6	42.7
Total income before income taxes	**$ 268.4**	**$ 228.5**

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended March 31 2006	2005
Direct premiums written		
Personal automobile	$395.6	$387.9
Personal property	154.7	147.2
Total direct premiums written	**$550.3**	**$535.1**
Net premiums earned	$654.3	$675.8
Expenses		
Claims and loss adjustment expenses	415.0	406.3
Commissions	113.3	111.4
Premium taxes	22.0	23.1
General expenses	64.0	54.6
Total expenses	614.3	595.4
Underwriting income	**$ 40.0**	**$ 80.4**
Ratios		
Claims ratio	63.4%	60.1%
Commissions ratio	17.3%	16.5%
Premium taxes ratio	3.4%	3.4%
General expense ratio	9.8%	8.1%
Combined ratio	**93.9%**	**88.1%**

Direct Premiums Written

Direct premiums written increased by $15.2 million, or 2.8%, in Q1 06 over Q1 05. This includes written premiums from industry automobile pools which increased by $5.7 million in Q1 06 over Q1 05.

The number of written insured risks for personal property increased by 2.0% while the number of written insured risks for personal auto increased by 2.7% in Q1 06. The total number of written insured risks in personal insurance increased by 2.4% in Q1 06.

Net Premiums Earned

Net premiums earned decreased by $21.5 million, or 3.2%, in Q1 06. This reflects lower year-over-year earned premiums from industry automobile pools which reduced premiums by $20.0 million in Q1 06 relative to Q1 05. Premium rate reductions for personal automobile also impacted net premiums earned for the quarter by 6.3%.

Underwriting Income

Underwriting income from personal automobile and property in total decreased by $40.4 million in the first quarter as the combined ratio increased by 5.8 percentage points. The change in prior year claims development is the primary reason for the year-over-year decrease in personal insurance underwriting income. Favourable prior year claims development, although still historically high at 3.8%, was down from 8.1% in Q1 05 (5.7% before class action development).

Underwriting income from personal property decreased by $3.5 million in Q1 06 on an increase in the combined ratio of 2.1 percentage points. Underwriting income from personal automobile decreased by $36.9 million in the first quarter on an increase in the combined ratio of 7.2 percentage points despite lower frequency for the quarter compared to Q1 05. The decrease in underwriting income is mainly due to lower prior year claims development in the quarter compared to Q1 2005 which included positive claims development of personal auto class actions in the amount of $16.0 million as discussed above.

The current accident year loss ratio in personal insurance for Q1 06, excluding catastrophes (defined as claims and loss adjustment expenses incurred for only the current year excluding all other claims and loss adjustment expenses incurred during the calendar year expressed as a percentage of net premium earned) for Q1 06 is 1.7% lower than that of Q1 05.

Our personal insurance expense ratio was 30.5% in Q1 06 compared to 28.0% in Q1 05. The commission ratio was 17.3% in Q1 06, an increase of 0.8 percentage point. The general expense ratio increased by 1.7 percentage points to 9.8% in Q1 06.

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended March 31	
	2006	2005
Direct premiums written		
Commercial automobile	$ 68.2	$ 70.6
Commercial other	194.0	216.2
Total direct premiums written	**$262.2**	**$286.8**
Net premiums earned	$282.6	$292.2
Expenses		
Claims and loss adjustment expenses	142.5	160.6
Commissions	62.0	60.5
Premium taxes	10.0	10.7
General expenses	28.1	25.9
Total expenses	242.6	257.7
Underwriting income	**$ 40.0**	**$ 34.5**
Ratios		
Claims ratio	50.4%	54.9%
Commissions ratio	21.9%	20.7%
Premium taxes ratio	3.6%	3.7%
General expense ratio	10.0%	8.9%
Combined ratio	**85.9%**	**88.2%**

Direct Premiums Written

Direct premiums written decreased by $9.5 million, or 3.5%, for the quarter after excluding the AGR business of $15.1 million. The number of insured risks dropped 1.8% from Q1 05.

Net Premiums Earned

Net premiums earned decreased by $9.6 million, or 3.3%, from Q1 05.

Underwriting Income

Underwriting income from commercial insurance increased $5.5 million in Q1 06 as a result of 2.3 percentage points improvement in the combined ratio. The current accident year loss ratio for Q1 06 is

5.2% lower than that of Q1 05 due primarily to commercial other, which experienced both lower frequency and severity compared to Q1 05.

Our commercial insurance expense ratio was 35.5% in Q1 06 compared to 33.3% in Q1 05 and the commission ratio increased to 21.9% in Q1 06 from 20.7% in Q1 05.

Personal and Commercial Insurance

For convenience, the following table presents the direct premiums written and underwriting income of both the personal and commercial insurance segment.

(in millions of dollars)	**Three months ended March 31**	
	2006	**2005**
Direct premiums written		
Automobile	$463.8	$458.5
Personal property and commercial other	348.7	363.4
Total direct premiums written	**$812.5**	**$821.9**
Net premiums earned	$936.9	$968.0
Expenses		
Claims and loss adjustment expenses	557.5	566.9
Commissions	175.3	171.9
Premium taxes	32.1	33.8
General expenses	92.1	80.5
Total expenses	857.0	853.1
Underwriting income	**$ 79.9**	**$ 114.9**
Ratios		
Claims ratio	59.5%	58.6%
Commissions ratio	18.7%	17.7%
Premium taxes ratio	3.5%	3.5%
General expense ratio	9.8%	8.3%
Combined ratio	**91.5%**	**88.1%**

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended March 31	
	2006	2005
Interest income	$42.9	$49.0
Dividend income	33.0	25.7
Other	(1.8)	(0.9)
Investment income from P&C subsidiaries	**$74.1**	**$73.8**
Investment expenses	(5.8)	(5.7)
Investment income from P&C subsidiaries after investment expenses	**$68.3**	**$68.1**

Investment income is essentially flat in Q1 06 compared to Q1 05.

Average pre-tax yield on invested assets was 4.8% for Q1 06, the same as Q1 05. The yield for the quarter was helped by higher dividend income from our common and preferred share portfolios. Commencing in 2006, these comparative investment yield calculations include only investment assets and cash equivalents, and exclude bank overdraft balances and miscellaneous income.

Investment expenses totalled $5.8 million in Q1 06, up slightly from Q1 05. These expenses are primarily asset management charges paid to our in-house investment operations, with an equivalent amount reported as a negative expense in the corporate and other segment; both entries are eliminated on consolidation of the financial statements.

Our investment income segment and the above analysis only includes income on investments in our P&C subsidiaries. Income on investments at the holding company is included in the corporate and other segment.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended March 31	
	2006	2005
Investment income	$ 7.0	$ 2.7
Commission and advisory fees	8.2	11.6
Revenue	15.2	14.3
Commissions	(12.0)	(3.4)
General expenses	12.6	12.9
Interest on debt	2.0	2.0
Expenses	2.6	11.5
Income before income taxes	**$12.6**	**$ 2.8**

Corporate and other revenue increased $0.9 million in Q1 06 over Q1 05, due to increased investment income of $4.3 million resulting primarily from higher interest income on larger cash balances in the holding company, offset by lower mutual fund advisory fees.

Commissions expense is negative due to the inter-company eliminations of commissions paid by our insurance companies to our brokerage companies.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended March 31	
	2006	2005
Realized investment and other gains		
Fixed income	$ 27.2	$ 10.8
Equities	75.5	30.9
Other	4.9	1.0
Total	**$107.6**	**$ 42.7**
After-tax total	$ 72.0	$ 29.9

Realized investment and other gains increased $64.9 million Q1 06 over Q1 05. The fixed income gains were primarily a result of repositioning the fixed income portfolio to reduce the duration as explained below under "Investments". The equity gains were a result of more favourable markets and larger equity portfolios. Total common equity exposure increased 4.0 percentage points from 17.7% at Q1 05 to 21.7% at Q1 06, including an increase in the high dividend common share portfolio from 13.8% to 20.5%.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at March 31, 2006, premium receivables from brokers stood at $93.8 million and $1,038.1 million from policyholders. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders. Premium receivables are lower at March 31, 2006 than at December 31, 2005 due to the seasonality of written premiums.

Other receivables comprised $200.8 million (December 31, 2005: $195.0 million) from the Facility Association and other industry pools, $43.5 million (December 31, 2005: $31.3 million) from other insurers and $34.3 million (December 31, 2005: $43.2 million) from other.

Investments

The book value of cash and cash equivalents and investments decreased by $18.5 million, or 0.3%, to $7.0 billion during Q1 06. This decrease is primarily due to the payment of profit-sharing commissions to brokers and bonuses to employees in relation to the Company's performance in 2005.

The following table presents our cash and invested assets as at March 31, 2006 and December 31, 2005.

(in millions of dollars)	As at March 31, 2006			As at December 31, 2005		
	Book value (BV)	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 577.6	8.2%	$ 577.6	$ 341.1	4.8%	$ 341.1
Short-term notes	229.3	3.2%	229.3	440.4	6.2%	440.4
Fixed income securities	3,160.8	44.9%	3,162.2	3,520.8	49.9%	3,595.8
Commercial mortgages	69.3	1.0%	71.4	70.4	1.0%	73.1
Preferred shares	1,307.4	18.6%	1,360.9	1,257.3	17.8%	1,319.9
Common shares	1,531.9	21.7%	1,683.3	1,266.5	17.9%	1,430.4
Other investments	167.3	2.4%	167.3	165.6	2.4%	165.6
Total investments and cash	$7,043.6	100%	$7,252.0	$7,062.1	100%	$7,366.3

Our investment objectives remain generally consistent with the objectives presented in the 2005 Annual Information Form. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into equity linked swap transactions, investing in investment grade international bonds and using derivatives to support the management of our fixed-income portfolio. As a result of the repositioning in the fixed-income portfolio and the use of derivatives, the duration of our fixed-income portfolio has decreased from 6.3 years at December 31, 2005 to 4.2 years at March 31, 2006. The repositioning of the fixed-income portfolio resulted in increased trading and is a significant component of the $27.2 million of realized fixed-income gains. During the remainder of the year, this repositioning should result in lower turnover of the portfolio.

As at March 31, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately $47.1 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at March 31, 2006, compared to $16.1 million as at December 31, 2005.

Other investments consisted of loans to brokers with a book value of $152.0 million as at March 31, 2006 ($151.4 million as at December 31, 2005), and investments in brokerages with a book value of $15.3 million as at March 31, 2006 ($14.2 million as at December 31, 2005).

Unpaid Claims and Adjustment Expenses

Unpaid claims and loss adjustment expenses, net of reinsurers' share ("claim liabilities") decreased by $5.8 million to $3,485.3 million in Q1 06.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than previously anticipated.

Claims Development

The favourable claims development of all prior accident years during Q1 06 was $37.1 million, or 1.1%, ($68.5 million in Q1 05), with every accident year being favourable. This development came mainly from automobile insurance in the amount of $35.6 million, including $2.5 million from assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. The remaining favourable development came from commercial other in the amount of $12.6 million. Conversely, we experienced $11.2 million of unfavourable development in personal property.

The following table shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to March 31, 2006. While we previously showed the development of Allianz separate from the rest of ING Canada, the table below reflects development for all our insurance companies, consistent with our basis of presentation going forward. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & prior-
Reserve originally estimated	$1,118.8	$1,117.7	$973.2	$838.6	$729.0	$655.5	$587.0	$548.1	$557.2	$1,121.2
Reserve re-estimated as of *										
One year later	$1,109.7	$ 977.2	$908.4	$848.3	$790.4	$655.4	$580.6	$524.5	$433.9	$1,069.6
Two years later		966.3	818.3	848.2	804.2	696.2	607.9	525.7	417.1	1,097.8
Three years later			815.4	834.7	803.2	712.0	637.2	521.1	431.5	1,078.5
Four years later				830.5	791.5	705.1	642.8	535.6	431.9	1,037.9
Five years later					788.9	694.7	644.3	537.0	430.9	1,028.0
Six years later						691.4	630.1	534.4	436.3	1,028.7
Seven years later							628.6	541.3	434.6	1,027.2
Eight years later								541.1	433.5	1,032.4
Nine years later									432.3	1,029.5
Ten years later										1,028.4
Cumulative deficiency (redundancy)	(9.0)	(151.4)	(157.9)	(8.1)	59.9	35.9	41.6	(7.0)	(124.9)	(92.8)
	(0.8)%	(13.5)%	(16.2)%	(1.0)%	8.2%	5.5%	7.1%	(1.3)%	(22.4)%	(8.3)%
Development during Q1 of $(37.1) million	**$(9.0)**	**$(10.8)**	**$(2.9)**	**$(4.2)**	**$(2.6)**	**$(3.3)**	**$(1.6)**	**$(0.2)**	**$(1.2)**	**$(1.1)**
	(0.8)%	**(1.0)%**	**(0.3)%**	**(0.5)%**	**(0.4)%**	**(0.5)%**	**(0.3)%**	**0.0%**	**(0.2)%**	**(0.1)%**
*last diagonal as of March 2006										

Cumulatively, we have experienced favourable development for accident years 2005, 2004, 2003, 2002, 1998, 1997, 1996 and prior years and unfavourable development for accident years 2001, 2000 and 1999.

In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was mainly caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Reinsurance

Policy liabilities ceded to reinsurers were $321.9 million at March 31, 2006 and $347.8 million at December 31, 2005. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. At March 31, 2006, 15.6% (December 31, 2005: 17.7%) of the reinsured policy liabilities were to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements.

In 2006, for multi-risk events or catastrophes, our retention is $25.0 million with a reinsurance coverage limit of $1.25 billion. We retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million. For 2005, our retention was $17.5 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $25.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (March 31, 2006: $248.2 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and policy liabilities take priority over a reinsurer's subordinate creditors.

Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $98.0 million at March 31, 2006 (December 31, 2005: $98.4 million) in support of policy liabilities of $73.8 million at this same date (December 31, 2005: $83.3 million). At March 31, 2006, these amounts included $73.2 million (December 31, 2005: $74.3 million) from an affiliated reinsurer which related to policy liabilities of $50.3 million (December 31, 2005: $61.6 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of May 11, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds 70% of the issued and outstanding common shares and the Special Share.

A Long-Term Incentive Plan was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests at the end of a three-year performance cycle. The actual award varies based on a performance target driven by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period.

The estimate at March 31, 2006 was 176,866 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the actual award, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base.

Liquidity

Net cash used in operations was $101.1 million in Q1 06 compared to $125.8 million in Q1 05. Our total cash and cash equivalents were $577.6 million at March 31, 2006. The company entered into an agreement during the quarter to sell certain office buildings and to lease back these buildings for a term of 20 years. The proceeds of this transaction increased cash by $29.8 million.

No significant capital expenditures are currently planned.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at March 31, 2006.

Our outstanding debt of $127.0 million, owed to an affiliate, matures in August 2006.

Capital

The Company has sufficient capital to support business growth with our insurance subsidiaries having capital of $650.9 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at March 31, 2006 (December 31, 2005: $718.0 million). The decrease in the MCT is primarily due to the decrease in net unrealized gains. Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results, and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES

(in millions of dollars)		ING Insurance	Nordic Insurance	ING Novex Ins	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At March 2006								
Total capital available	[a]	999.7	646.7	43.5	243.3	329.3	53.1	2,315.6
Total capital required	[b]	556.2	268.1	13.5	78.7	175.3	18.0	1,109.8
Excess capital	[a] – [b]	443.5	378.6	30.0	164.6	154.0	35.1	1,205.8
MCT %	[a] / [b]	179.7%	241.2%	323.6%	309.3%	187.9%	294.5%	208.7%
Excess at 150%		165.4	244.5	23.3	125.2	66.4	26.1	650.9
At December 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	2,354.0
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	1,090.6
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	1,263.3
MCT %	[a] / [b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	215.8%
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	718.0

The total amount of dividends available for payment from our subsidiaries during 2006 is $405.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 25 cents per common share for a total amount of $33.4 million, which was paid on March 31, 2006 to shareholders of record on March 15, 2006.

In September 2005, ING Canada filed a short-form base shelf prospectus allowing the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period. No debt, preferred, or common shares have been issued under this prospectus.

ING Canada's insurance subsidiaries have a financial strength and long-term counterparty credit rating of A+ from Standard & Poor's. The ING Canada group of companies enjoy a financial strength rating of A+ from A.M. Best and ING Canada Inc. holds a senior unsecured debt rating of A (low) from Dominion Bond Rating Service.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of (1) management and advisory services provided by ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provide additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 36 to 38 of our 2005 Annual Report. These risks remain the same in 2006.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 38 to 40 of our 2005 Annual Report. There are no new critical accounting estimates or assumptions. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal insurance and commercial insurance segments, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Accounting Policies Update

Derivative financial instruments are used for risk management purposes. Their usage was expanded in 2006. The Company uses currency swaps and forwards, and total return swaps. These are held to mitigate foreign exchange and market risks. Interest rate futures and options are also now held for trading purposes.

Going forward, the Company is now applying hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

(iii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

Recent Developments

On April 1, 2006, ING Canada acquired Grey Power Insurance Brokers Inc. (GPIBI) of Stouffville, Ontario. With approximately $68.0 million in annual premiums, GPIBI is the largest member in the Grey Power network, accounting for about 50% of its business volume. The Grey Power network is dedicated to serving the home, automobile and travel insurance needs of those 50 years of age and older. The Grey Power network consists of eight separate brokerages with a total of 14 offices in Alberta, Ontario and Nova Scotia. Grey Power insurance products are underwritten by the Trafalgar Insurance Company of Canada, which ING Canada acquired as part of its acquisition of Allianz Canada in 2004. With its acquisition of GPIBI, ING Canada now owns four of the eight Grey Power brokerages.

On April 1, 2006, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada, both insurance subsidiaries of ING Canada, amalgamated under the name of The Nordic Insurance Company of Canada. The companies had previously announced their intention to amalgamate on February 20, 2006.

The amalgamation of the two companies is part of ING Canada's integration of Allianz Canada and it is not expected to impact customers or brokers. Since the acquisition, customers of Allianz Insurance Company of Canada have been offered insurance and have had their claims serviced by ING Canada's insurance companies, and this will continue to be the case.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Interim consolidated financial statements (unaudited)

ING Canada Inc.
March 31, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at	
	March 31 2006	**December 31 2005**
Assets		
Cash and cash equivalents	$ 577,640	$ 341,138
Investments (note 2)	6,466,085	6,720,965
Accrued investment income	48,406	50,100
Due from affiliated companies (note 5)	8,928	230
Premium and other receivables	1,410,516	1,518,511
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	303,276	330,519
Reinsurers' share of unearned premiums (note 4)	18,635	17,279
Deferred acquisition costs	356,126	381,992
Income taxes receivable	83,059	55,684
Other assets	201,795	182,119
Long-term investments	42,738	41,587
Future income tax assets	120,579	141,101
Intangible assets	36,083	36,948
Goodwill	108,461	108,362
	$ 9,782,327	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 723,402	$ 815,674
Due to affiliated companies (note 5)	664	2,968
Income taxes payable	47,994	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,788,539	3,821,609
Unearned premiums (note 4)	2,044,666	2,194,837
Unearned reinsurance commissions	4,040	4,129
Debt outstanding	127,000	127,000
	6,736,305	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	90,653	89,713
Retained earnings	1,771,523	1,619,054
	3,046,022	2,892,613
	$ 9,782,327	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended March 31	
	2006	**2005**
Direct premiums written	$ 812,513	$ 821,911
Net premiums written	$ 785,359	$ 777,428
Revenue		
Net premiums earned	$ 936,888	$ 968,003
Investment income	81,088	76,461
Net realized investment and other gains	107,677	42,739
Commission and advisory fees	8,183	11,646
	1,133,836	1,098,849
Expenses		
Claims and loss adjustment expenses	557,486	566,864
Commissions (note 5)	163,343	168,481
Premium taxes	32,067	33,831
General expenses	110,520	99,060
	863,416	868,236
Interest on debt outstanding	1,991	1,991
Income before income taxes	268,429	228,622
Income taxes (note 6)	82,527	70,133
Net income	$ 185,902	$ 158,489
Basic and diluted earnings per share	$ 1.39	$ 1.19
Basic and diluted average number of common shares (in thousands)	133,732	132,976

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended March 31	
	2006	2005
Share capital		
Balance, beginning of period	$ 1,183,846	$ 1,052,290
Common shares issued	-	136,032
Share issuance costs, net of income taxes	-	(4,476)
Balance, end of period	1,183,846	1,183,846
Contributed surplus		
Balance, beginning of period	89,713	83,336
Stock-based compensation (note 8)	940	300
Balance, end of period	90,653	83,636
Retained earnings		
Balance, beginning of period	1,619,054	923,983
Net income	185,902	158,489
Dividends paid	(33,433)	(21,731)
Balance, end of period	1,771,523	1,060,741
Total shareholders' equity	$ 3,046,022	$ 2,328,223

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended March 31	
	2006	**2005**
Operating activities		
Net income	$ 185,902	$ 158,489
Adjustments to determine cash provided by operating activities:		
Unearned premiums and unpaid claims and loss adjustment expenses, net	(157,354)	(153,970)
Net realized investment and other gains	(107,677)	(42,739)
Deferred acquisition costs, net	25,777	30,486
Future income taxes	20,451	24,693
Amortization	3,287	8,398
Other, net	(115)	(279)
Changes in other operating assets and liabilities	(71,412)	(150,843)
Cash used in operating activities	(101,141)	(125,765)
Investing activities		
Proceeds from sale of investments (note 11)	6,318,233	2,972,291
Purchase of investments (note 11)	(5,959,122)	(2,720,367)
Proceeds from sale and leaseback of property	29,803	-
Purchase of property and equipment and other, net	(17,838)	(5,620)
Cash provided by investing activities	371,076	246,304
Financing activities		
Dividends paid	(33,433)	(21,731)
Proceeds from capital issuance	-	136,032
Debt repayment	-	(129,230)
Share issuance costs	-	(6,802)
Cash used in financing activities	(33,433)	(21,731)
Net increase in cash and cash equivalents	236,502	98,808
Cash and cash equivalents, beginning of period	341,138	82,473
Cash and cash equivalents, end of period	$ 577,640	$ 181,281
Supplemental cash flow information:		
Income taxes paid	$ 109,225	$ 164,470
Interest paid on debt outstanding	3,981	3,981

See accompanying notes to interim consolidated financial statements

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

Derivative financial instruments are used for risk management purposes. Their usage was expanded in 2006. The Company uses currency swaps and forwards, and total return swaps. These are held to mitigate foreign exchange and market risks. Interest rate futures and options are also now held for trading purposes.

Going forward, the Company is now applying hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG-13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

(iii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognised by financial markets are used to estimate such fair value.

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(in thousands of dollars)

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1

	As at March 31, 2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 229,317	$ 229,317	$ -	$ -
Fixed income securities [(a)]				
Investment grade				
Government and government-guaranteed	1,913,151	1,913,844	10,776	10,083
Corporate	975,522	978,306	9,697	6,913
Asset-backed	268,146	267,036	665	1,775
Below investment grade	3,983	2,968	-	1,015
Total fixed income securities	3,160,802	3,162,154	21,138	19,786
Mortgage loans	69,267	71,443	2,176	-
Preferred shares				
Investment grade	1,264,306	1,314,887	58,259	7,678
Below investment grade	43,110	45,989	3,167	288
Total preferred shares	1,307,416	1,360,876	61,426	7,966
Common shares	1,531,930	1,683,289	170,739	19,380
Other investments	167,353	167,353	-	-
	$ 6,466,085	$ 6,674,432	$ 255,479	$ 47,132

Table 2.2

	As at December 31, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [(a)]				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements with a book value of $82,490 at March 31, 2006 (December 31, 2005 - $31,618) and a fair value of $81,827 at March 31, 2006 (December 31, 2005 - $30,081).

(in thousands of dollars)

2. Investments (continued)

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at March 31, 2006		As at December 31, 2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 90,699	$ 97,092	$ 30,401	$ 34,180
Short positions	88,355	97,338	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At March 31, 2006, the book value of the collateral was $98,155 (December 31, 2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three months ended March 31, 2006 were $2,864 (nil for the three months ended March 31, 2005).

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company.

Table 3.1	As at March 31, 2006			As at December 31, 2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ -	$ 926	$ (926)	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	39	-	39	-	18	(18)
Currency forwards sold	-	83	(83)	86	-	86
Currency swaps	2,918	-	2,918	3,003	-	3,003
Equity linked derivative contracts						
Total return swaps	-	1,029	(1,029)	-	-	-
Held for trading purposes						
Interest rate contracts						
Options purchased	833	-	833	-	-	-
Options written	-	655	(655)	-	-	-
	$ 3,790	$ 2,693	$ 1,097	$ 3,089	$ 18	$ 3,071

(in thousands of dollars)

3. Derivative financial instruments (continued)

Table 3.2 summarizes the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	As at March 31, 2006				As at December 31, 2005			
	One year or less	One year to five years	Over five years	Total	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes								
Where hedge accounting is applied								
Currency swaps	$ -	$ -	$ 51,391	$ 51,391	$ -	$ -	$ -	$ -
Where hedge accounting is not applied								
Foreign exchange contracts								
Currency forwards purchased	12,418	-	-	12,418	5,922	-	-	5,922
Currency forwards sold	26,512	-	-	26,512	28,605	-	-	28,605
Currency swaps	4,320	1,718	8,504	14,542	4,320	1,718	8,504	14,542
Equity linked derivative contracts								
Total return swaps	400,121	-	-	400,121	-	-	-	-
Held for trading purposes								
Interest rate contracts								
Options purchased	1,184,129	-	-	1,184,129	-	-	-	-
Options written	836,349	-	-	836,349	-	-	-	-
Futures bought	600,000	-	-	600,000	-	-	-	-
Futures sold	300,000	-	-	300,000	-	-	-	-
	$ 3,363,849	$ 1,718	$ 59,895	$ 3,425,462	$ 38,847	$ 1,718	$ 8,504	$ 49,069

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Table 4.1 presents unpaid claims and loss adjustment expenses.

Table 4.1	As at March 31, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 1,755,549	$ 40,511	$ 1,754,126	$ 42,401
Auto: personal accident	715,222	25,683	717,743	29,557
Auto: other	71,603	848	86,594	1,124
Property	485,634	117,600	504,521	136,948
Liability	756,517	117,766	754,257	119,636
Other	4,014	868	4,368	853
	$ 3,788,539	$ 303,276	$ 3,821,609	$ 330,519

(in thousands of dollars)

4. Policy liabilities (continued)

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	As at March 31, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 535,039	$ 611	$ 572,700	$ 647
Auto: personal accident	170,650	51	186,665	60
Auto: other	491,349	31	520,354	7
Property	673,383	3,153	730,388	3,680
Liability	151,649	5,386	158,876	3,238
Other	22,596	9,403	25,856	9,647
	$ 2,044,666	$ 18,635	$ 2,194,837	$ 17,279

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

(in thousands of dollars)

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended March 31	
	2006	2005
Ceded premiums earned	$ 4,907	$ 12,609
Ceded claims and loss adjustment expenses	454	6,434
Loss before income taxes	$ 4,453	$ 6,175

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended March 31	
	2006	2005
Advisory fee income	$ 176	$ 2,341
Management and advisory expenses	4,388	4,240
Interest expense	1,991	1,991

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at March 31, 2006	As at December 31, 2005
Reinsurance receivable	$ (8,928)	$ (230)
Interest and other payables	664	2,968
	$ (8,264)	$ 2,738

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $64,701 as at March 31, 2006 ($63,386 as at December 31, 2005) and commission expense of $7,226 for the three months ended March 31, 2006 ($6,568 for the three months ended March 31, 2005).

(In thousands of dollars)

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	For the three months ended March 31	
	2006	2005
	%	%
Income tax expense calculated at statutory tax rates	34.5	34.2
Increase (decrease) in income tax rates resulting from:		
Non-taxable dividends	(3.6)	(3.4)
Non-deductible expenses	0.3	0.7
Non-taxable portion of capital gains	(0.6)	(0.9)
Other, net	0.1	0.1
Effective income tax rate	30.7	30.7

7. Employee future benefits

The Company recorded defined benefit pension expense of $61 for the three months ended March 31, 2006 (income of $726 for the three months ended March 31, 2005). For the defined contribution plans, the expense and the employer contributions were $319 for the three months ended March 31, 2006 ($585 for the three months ended March 31, 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $178 for the three months ended March 31, 2006 ($217 for the three months ended March 31, 2005).

8. Stock-based compensation

A Long-Term Incentive Plan was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at March 31, 2006, the estimate is 176,866 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The amount charged to compensation expense for this plan was $940 for the three months ended March 31, 2006 ($300 for the three months ended March 31, 2005). The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

(in thousands of dollars)

9. Segmented information

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company brokerage operations including related long-term investments, the Company's investment management company and intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations as well as non-recurring items such as acquisitions whose effects are not allocated to any other segment.

Table 9.1	For the three months ended March 31 2006	2005
Revenue		
Net premiums earned		
Personal insurance	$ 654,267	$ 675,778
Commercial insurance	282,621	292,225
Investments	74,108	73,783
Total P&C insurance	1,010,996	1,041,786
Corporate and other	15,163	14,324
Realized investment and other gains	107,677	42,739
Total revenue	$ 1,133,836	$ 1,098,849
Income before income taxes		
Underwriting income		
Personal insurance	$ 39,986	$ 80,402
Commercial insurance	39,953	34,542
Investments	68,265	68,142
Total P&C insurance	148,204	183,086
Corporate and other	12,548	2,797
Realized investment and other gains	107,677	42,739
Total income before income taxes	$ 268,429	$ 228,622

	As at March 31, 2006	December 31, 2005
Assets		
P&C insurance [(a)]	$ 8,818,541	$ 9,066,267
Corporate and other [(b)]	963,786	860,268
Total assets	$ 9,782,327	$ 9,926,535

	For the three months ended March 31, 2006	For the year ended December 31, 2005
Increase of goodwill		
P&C insurance	$ -	$ -
Corporate and other	99	17,246
Total increase of goodwill	$ 99	$ 17,246

(a) Includes goodwill of $74,411 at March 31,2006 and December 31, 2005
(b) Includes goodwill of $34,050 at March 31,2006 ($33,951 at December 31, 2005)

(in thousands of dollars)

10. Subsequent event

Effective April 1st, 2006, the Company has acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. for an approximate cash consideration of $32,000. The net assets acquired mainly include intangible assets (customer lists and relationships) and goodwill.

11. Comparative figures

In 2005, the Company changed its definition of cash equivalents. As at March 31, 2005, such change resulted in a reclassification of $176,612 between cash equivalents and investments. Interim consolidated statements of cash flows for the three months ended March 31, 2005 was changed accordingly by a decrease of amortization of net premiums on fixed income securities of $1,387 and by an increase of proceeds from sale of investments and of purchase of investments respectively of $687,720 and $588,205.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

NEWS RELEASE

Toronto, ON – August 10, 2006

ING Canada Reports Solid Earnings

ING Canada Inc. (TSX: IIC) reported net income of $205.9 million for the three months ended June 30, 2006, down $17.7 million or 7.9% from the record results achieved during the second quarter of 2005. Revenues for the second quarter amounted to $1,097 million, compared to $1,112 million last year.

Net income for the first six months of 2006 was up by $9.7 million over the same period last year, to $391.8 million, while revenues increased by $19.3 million to $2,231 million.

Earnings per share for the quarter amounted to $1.54, compared to $1.67 for the corresponding period of 2005. Earnings per share reached $2.93 for the first six months of 2006 versus $2.86 last year.

ING Canada also announced that it has declared a quarterly dividend of 25.0 cents per share on its outstanding common shares, payable on September 29 to shareholders of record on September 15.

Claude Dussault, President and CEO, commented: "ING Canada had another quarter of strong performance. While we did not achieve the record level of the second quarter of last year, we continued to deliver solid earnings as a result of the sustained strength of our underwriting operations and the robust performance of our investment activities.

"Both our personal and commercial insurance businesses performed very well during the quarter resulting in a healthy overall combined ratio of 82.7%."

Current Outlook

Our outlook for the next twelve months remains unchanged from the previous quarter.

Top line growth for the property and casualty insurance industry will remain below historical levels, as we experienced in the second quarter. However, the underwriting results of the industry are expected to exceed historical averages.

Automobile insurance reforms adopted by various provinces have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium

reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

Commercial insurance markets continue to be highly competitive. While prices are softening, returns are expected to remain above historical levels.

Financial Summary

	2006 Q2	2005 Q2	Change	2006 6-month	2005 6-month	Change
Direct Premiums Written ($ million)	1,176.2	1,171.4	0.4%	1,988.7	1,993.4	-0.2%
Underwriting Income ($ million)	165.6	179.8	-7.9%	245.5	294.7	-16.7%
Net income ($ million)	205.9	223.6	-7.9%	391.8	382.1	2.5%
Earnings per share (in dollars) Basic and diluted	1.54	1.67	-7.8%	2.93	2.86	2.4%
Return on equity for last 12 months	27.5%	37.8%	-10.3			
Combined ratio	82.7%	81.2%	1.5	87.0%	84.7%	2.3

Financial Highlights

- Net income for the quarter amounted to $205.9 million, compared to the record high of $223.6 million achieved in the second quarter of last year. However, for the first six months of 2006, net income is up 2.5% from the corresponding period of 2005 at $391.8 million.

- Revenues for the second quarter amounted to $1,097 million compared to $1,112 million in the corresponding quarter of 2005. Net premiums earned remained unchanged at $956 million while investment activities continued to generate strong revenues. Investment income from insurance subsidiaries increased $4.3 million after adjusting for non-recurring interest in 2005 related to a 2001 portfolio purchase. Realized investment and other gains amounted to $34.8 million. Total income before income taxes for the quarter decreased 8.6% to $295.7 million.

- For the first six months of the year, revenues increased by nearly 1% to $2,231 million despite a 1.6% decline in net premiums earned. Investment income from insurance subsidiaries decreased $9.8 million to $154.9 million while realized investment and other gains increased by $53.0 million to $142.5 million. Total income before income taxes increased by $11.8 million to $564.1 million in the first half of 2006.

- Shareholders' equity increased by 11.3% since the beginning of the year to $3,220 million at the end of the second quarter, reflecting the profitability of our activities during the first half of the year. Our debt to total capital ratio fell to 3.8%.

Business Highlights

- Direct written premiums for the quarter increased by nearly $5 million from the second quarter of 2005 to reach $1,176 million, establishing a new record. The number of insured risks continued to increase with a 3.4% growth rate. Direct written premiums from our personal lines activities increased by 4.9% to $835.2 million despite continued rate reductions in auto insurance. Commercial insurance premiums decreased by $34.1 million

or 9.1% to $341.0 million despite a 0.9% increase in the number of risks insured. The decline resulted mainly from last year's transfer of a $17.0 million portfolio to Allianz Global Risks, and the greater proportion of small business risks within our portfolio. For the first six months of the year, overall direct written premiums were down less than 1% to $1,989 million.

- Underwriting income for the quarter remained strong at $165.6 million, down $14.2 million from the record level reached in the second quarter of 2005 when unusually favourable claims development for prior years was registered. The combined ratio of 82.7% remains however at a very favourable level. For the year to date, underwriting income stands at $245.5 million compared to $294.7 million in the first six months of 2005.

- The contribution of our personal lines activities to underwriting income fell $13.5 million to $101.4 million. The property insurance contribution improved significantly while that of automobile insurance remained healthy with a combined ratio of 83.6%.

- Underwriting income from the commercial lines business remained stable with a $64.2 million contribution during the second quarter and was slightly higher at $104.2 million for the first six months.

Corporate Developments

On May 29, the Company announced a national multi-year agreement to offer Aeroplan's members the opportunity to earn Aeroplan Miles on certain insurance products sold by the Company's insurance subsidiaries. This initiative is part of ING Canada's ongoing efforts to provide a compelling and differentiated value proposition to consumers.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 am ET. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll-free in North America). The passcode is 51957322. Please dial in ten minutes before the start of the call.

A playback of the call will be available starting at 1:00 p.m. ET on August 10 through 5:00 p.m. ET on August 17. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll-free in North America). The passcode is 56623154. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton - Director, Corporate Communications, Tel: 416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 10, 2006
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this report, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry over the coming twelve months.

- **Lower industry growth rates but still strong underwriting profits:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.

- **Stable claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost increases:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the

foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net Income

Net income for the three months ended June 30, 2006, was $205.9 million, down $17.7 million, or 7.9%, from $223.6 million for the three months ended June 30, 2005. Net income for the six months ended June 30, 2006, was $391.8 million, an increase of $9.7 million, or 2.5%, from $382.1 million for the six months ended June 30, 2005.

Results were driven by continued favourable claims experience and investment results.

- Our combined ratio for the quarter was 82.7% (YTD 06: 87.0%), with strong underwriting performance across all lines of business. Current accident year results, although favourable were $22.8 million below Q2 05 as described under "Underwriting Income" below.

- Investment income for the quarter was $4.3 million higher in Q2 06 versus Q2 05, after excluding the non-recurring interest in 2005 related to the 2001 Portfolio Purchase. Pre-tax realized investment and other gains were $34.8 million in the quarter, down from $46.8 million in Q2 05. These gains consist primarily of $31.6 million equity gains plus other gains of $17.3 million offsetting fixed income losses of $14.2 million as explained under "Revenue" below.

Pre-tax income was $295.7 million in Q2 06, down from $323.7 million in Q2 05, and was $564.1 million YTD 06, up from $552.3 million in YTD 05. The following table presents the major changes in pre-tax income.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
2005 Pre-tax income		$ 323.7		$ 552.3
Prior year claims development	(27.1)		(58.5)	
Current accident year *	(22.8)		(15.5)	
Industry pools	(7.1)		(12.3)	
Catastrophes	42.9		37.2	
Underwriting income		(14.1)		(49.1)
Realized investment and other gains		(12.0)		52.9
Other		(1.9)		8.0
2006 Pre-tax income		**$ 295.7**		**$ 564.1**

* excludes industry pools and catastrophes

Shareholders' Equity

Shareholders' equity increased by $326.9 million, or 11.3%, to $3,219.5 million at June 30, 2006 from December 31, 2005. This increase reflects YTD 06 net income of $391.8 million less $66.9 million in dividends ($0.50 per share) paid year to date plus a $1.9 million charge for stock-based compensation.

Summary of Results

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our interim consolidated financial statements (unaudited) for the three and six months ended June 30, 2006 and 2005.

(in millions of dollars, except per share data)	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written	$ 1,176.2	$ 1,171.4	$ 1,988.7	$ 1,993.4
Total revenue	1,096.7	1,112.3	2,230.5	2,211.2
Underwriting income	165.6	179.8	245.5	294.7
Net income	205.9	223.6	391.8	382.1
Earnings per share				
Basic and diluted	1.54	1.67	2.93	2.86
			As at June 30 2006	**As at December 31 2005**
Cash and cash equivalents			$ 185.6	$ 341.1
Investments			7,029.9	6,721.0
Total assets			10,165.7	9,926.5
Debt outstanding			127.0	127.0
Total shareholders' equity			3,219.5	2,892.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
Claims ratio (1)	52.1%	51.6%	55.8%	55.1%
Expense ratio (2)	30.6%	29.6%	31.2%	29.6%
Combined ratio (3)	**82.7%**	**81.2%**	**87.0%**	**84.7%**
			Twelve months ended June 30	
ROE (4)			27.5%	37.8%
ROE of our P&C insurance subsidiaries (5)			33.5%	37.2%

(1) Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Underwriting expenses including commissions, premium taxes and all general and administrative expenses incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses - are individual ratios expressed as a percentage of net premiums earned. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Trafalgar Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006.

Direct Premiums Written

For the three months ended June 30, 2006, direct premiums written totalled $1,176.2 million, an increase of $21.7 million from Q2 05 after excluding the AGR premiums of $17.0 million for Q2 05. YTD 06 direct premiums written totalled $1,988.7 million, an increase of $27.4 million from YTD 05 after excluding the AGR premiums of $32.2 million YTD 05. The "AGR business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the Allianz acquisition and was subject to a 100% quota-share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company in September 2005.

A key non-GAAP measure of our growth is the number of written insured risks, defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance, excluding commercial auto insurance. The number of written insured risks increased 3.4% in Q2 06 over Q2 05 and increased 2.8% YTD 06 over YTD 05.

Premium growth was lower than the growth in insured risks given lower average premiums largely due to written premium rate reductions in personal automobile insurance averaging 3.9% in Q2 06 and 4.5% in YTD 06.

Revenue

Revenue was $1,096.7 million in the quarter, down $15.6 million, or 1.4% from $1,112.3 million in Q2 05. YTD 06 revenue increased by $19.3 million, or 0.9%, to $2,230.5 million compared to $2,211.2 million YTD 05.

The following table presents the major changes in revenue between Q2 05 and Q2 06.

(in millions of dollars)	Three months ended June 30	Six months ended June 30
Net premiums earned	$ (0.1)	$ (31.2)
Investment segment income	(10.1)	(9.8)
Corporate and other revenue	6.4	7.2
Realized investment and other gains	(11.9)	53.0
(Decrease) increase in revenue	**$ (15.7)**	**$ 19.3**

As the table below indicates, direct earned premiums decreased in Q2 06 by $15.1 million, YTD 06: $30.3 million primarily due to earned rate reductions of 3.0%. Earned premiums from industry pools were flat in Q2 06 compared to Q2 05 but were lower YTD 06 than YTD 05 by $19.8 million due to lower premium from residual market and the Alberta Risk-Sharing Pool. Ceded premiums were lower in Q2 06 than Q2 05 by $14.8 million, YTD 06: $18.9 million due to non-recurring reinstatement premiums related to the 2005 catastrophes and generally lower ceded premiums in 2006 due to increased retention.

The following table presents the major changes in earned premiums between Q2 05 and Q2 06.

(in millions of dollars)	Three months ended June 30	Six months ended June 30
Direct premiums earned	$ (15.1)	$ (30.3)
Pools premiums earned	0.1	(19.8)
Ceded premiums earned	14.8	18.9
Decrease in revenue	**$ (0.1)**	**$ (31.2)**

Pre-tax realized investment and other gains were $34.8 million in Q2 06, down from $46.8 million in Q2 05.

- Equity gains were $31.7 million for the quarter, up from $21.4 million in Q2 05. These gains were a result of our investment strategy which results in regular trading activities in our high dividend yield common share portfolio as discussed below under "Realized Investment and Other Gains".
- Fixed income losses were $14.2 million, compared to gains of $25.3 million in Q2 05. These losses resulted from an environment of higher interest rates which resulted in losses on dispositions of fixed income securities.
- Other gains of $17.3 million represent gains from derivatives, and are described further under "Realized Investment and Other Gains" below.

Pre-tax realized investment and other gains were $142.5 million YTD 06, up from $89.5 million YTD 05. Net unrealized gains of $33.6 million at June 30, 2006 were $270.7 million less than at December 31, 2005. Unrealized gains have decreased as a result of the higher interest rate environment, lower equity markets and the impact of previously realized gains.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred and underwriting expenses including commissions, premium taxes and general expenses) was $165.6 million in Q2 06, down from $179.8 million in Q2 05. The Q2 06 claims ratio of 52.1% is 0.5 percentage point higher than in Q2 05. The expense ratio increased from 29.6% to 30.6%, resulting in a combined ratio of 82.7% for Q2 06, up from 81.2% in Q2 05.

Underwriting income was $245.5 million YTD 06, down $49.2 million from YTD 05. The YTD 06 claims ratio of 55.8% is 0.7 percentage point higher than YTD 05. The expense ratio increased from 29.6% to 31.2%, resulting in a combined ratio of 87.0% for YTD 06, up from 84.7% YTD 05.

The major changes in underwriting income were shown previously in the table under "Overall Performance".

Favourable prior year claims development was $39.4 million in Q2 06, a decrease of $27.1 million from Q2 05. YTD 06 favourable prior year claims development was $76.5 million, $58.5 million less YTD 06 than YTD 05. The Q2 06 and YTD 06 development is consistent with historical levels, but below the exceptional level experienced in 2005.

Current accident year underwriting income, excluding industry pools and catastrophes, decreased by $22.8 million in Q2 06 over Q2 05. This decrease is a net result of slightly improved frequency across all lines of business, except personal auto which experienced a marginal increase, offset by:

- an increase in severity experienced roughly in line with inflation and increase in insured values;
- an increase in the expense ratio of 1.2 percentage points from Q2 05 reflecting $7.7 million of higher marketing expenses and $4.3 million lower fees from the service carrier operated on behalf of Facility Association.

Current accident year underwriting income, excluding industry pools and catastrophes, decreased by $15.5 million in YTD 06 over YTD 05.

Industry pools consist of the so-called "residual market", as well as risk-sharing pools (RSP), in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools, on balance, resulted in underwriting income for the current accident year that was $7.1 million lower in Q2 06 than in Q2 05 and $12.3 million lower in YTD 06 than YTD 05 due to increased losses from the Ontario and Alberta RSP transferred to the Company.

A catastrophe (defined as an event resulting in net claims incurred of at least $5.0 million) occurred in YTD 06 consisting of a winter storm in Quebec in Q1 06 which resulted in $5.3 million of losses, as of June 30, 2006, primarily impacting personal insurance. There were no catastrophes in Q2 06.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2006		2005				2004		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Direct premiums written	$ 1,176.2	$ 812.5	$ 905.0	$ 1,006.5	$ 1,171.4	$ 821.9	$ 883.0	$ 921.6	$ 1,043.4
Total revenues	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9
Underwriting income	165.6	79.9	126.3	116.7	179.8	114.9	118.4	133.7	174.5
Income before income taxes	295.7	268.4	269.3	269.3	323.6	228.6	229.7	217.1	238.6
Net income	205.9	185.9	196.9	202.8	223.6	158.5	173.1	163.6	172.3
Combined ratio	82.7	91.5	86.9	87.7	81.2	88.1	86.7	83.9	78.9
Earnings per share									
Basic	1.54	1.39	1.47	1.52	1.67	1.19	1.69	1.75	1.84
Diluted	1.54	1.39	1.47	1.52	1.67	1.19	1.67	1.75	1.84
Earnings per adjusted share (1)									
Basic pro forma	1.54	1.39	1.47	1.52	1.67	1.19	1.35	1.27	1.34
Diluted pro forma	1.54	1.39	1.47	1.52	1.67	1.19	1.29	1.22	1.29

(1) To facilitate comparison of performance between quarters, management has calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005. Diluted earnings per adjusted share, another non-GAAP measure, is calculated as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Seasonal Indicator	2005	2004	2003	3-year average
Q1	1.02	1.10	1.06	1.06
Q2	0.94	0.92	0.95	0.94
Q3	1.02	0.98	0.96	0.98
Q4	1.01	1.01	1.04	1.02

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended June 30 2006	Three months ended June 30 2005	Six months ended June 30 2006	Six months ended June 30 2005
Revenue				
Net premiums earned				
Personal insurance	$ 670.9	$ 665.4	$ 1,325.2	$ 1,341.2
Commercial insurance	284.8	290.4	567.4	582.6
Total net premiums earned	955.7	955.8	1,892.6	1,923.8
Investments	80.8	90.9	154.9	164.7
Total P&C insurance	**$ 1,036.5**	**$ 1,046.7**	**$ 2,047.5**	**$ 2,088.5**
Corporate and other	25.4	18.9	40.5	33.2
Realized investment and other gains	34.8	46.7	142.5	89.5
Total revenue	**$ 1,096.7**	**$ 1,112.3**	**$ 2,230.5**	**$ 2,211.2**
Income before income taxes				
Underwriting income				
Personal insurance	$ 101.4	$ 114.9	$ 141.4	$ 195.3
Commercial insurance	64.2	64.9	104.2	99.4
Total underwriting income	165.6	179.8	245.6	294.7
Investments	74.9	85.2	143.2	153.4
Total P&C insurance	**$ 240.6**	**$ 265.0**	**$ 388.8**	**$ 448.1**
Corporate and other	20.3	11.9	32.9	14.7
Realized investment and other gains	34.8	46.7	142.5	89.5
Total income before income taxes	**$ 295.7**	**$ 323.6**	**$ 564.1**	**$ 552.3**

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Direct premiums written				
Personal automobile	$ 593.5	$ 572.8	$ 989.1	$ 960.7
Personal property	241.7	223.6	396.4	370.8
Total direct premiums written	**$ 835.2**	**$ 796.4**	**$ 1,385.5**	**$ 1,331.5**
Net premiums earned	$ 670.9	$ 665.4	$ 1,325.2	$ 1,341.2
Expenses				
Claims and loss adjustment expenses	374.3	366.6	789.3	772.9
Commissions	109.7	107.7	223.0	219.1
Premium taxes	23.0	23.0	45.1	46.1
General expenses	62.5	53.2	126.4	107.8
Total expenses	569.5	550.5	1,183.8	1,145.9
Underwriting income	**$ 101.4**	**$ 114.9**	**$ 141.4**	**$ 195.3**
Ratios				
Claims ratio	55.8%	55.1%	59.6%	57.6%
Commissions ratio	16.4%	16.2%	16.8%	16.4%
Premium taxes ratio	3.4%	3.4%	3.4%	3.4%
General expense ratio	9.3%	8.0%	9.5%	8.0%
Combined ratio	**84.9%**	**82.7%**	**89.3%**	**85.4%**

Direct Premiums Written

Direct premiums written increased by $38.8 million, or 4.9%, in Q2 06 over Q2 05 (YTD 06: $54.0 million, or 4.1%). This includes written premiums from industry automobile pools which increased by $5.6 million in Q2 06 over Q2 05 (YTD 06: $11.0 million).

The number of written insured risks for personal property increased by 3.2% in Q2 06 over Q2 05 (YTD 06: 2.7%) while the number of written insured risks for personal auto increased by 3.9% in Q2 06 over Q2 05 (YTD 06: 3.4%). The total number of written insured risks in personal insurance increased by 3.7% in Q2 06 over Q2 05 (YTD 06: 3.2%).

Net Premiums Earned

Net premiums earned increased by $5.5 million, or 0.8%, in Q2 06 over Q2 05 (YTD 06: 1.2% decrease). The year to date figure reflects lower year-over-year earned premiums from industry automobile pools which reduced premiums by $19.8 million in YTD 06 relative to YTD 05. Premium rate reductions for

personal automobile also impacted net premiums earned for this line of business for the quarter by 5.5% (YTD 06: 5.9%).

Underwriting Income

Underwriting income from personal automobile and property in total decreased by $13.5 million in Q2 06 over Q2 05 (YTD 06: $53.9 million) as the combined ratio increased by 2.2 percentage points (YTD 06: 3.9 percentage points). The change in prior year claims development contributed to the decrease in personal insurance underwriting income in the current quarter as well as higher losses from industry pools, both of which offset the absence of catastrophes. Favourable prior year claims development, although in line with historical results at $29.2 million, was down from $55.0 million in Q2 05 (YTD 06: $54.0 million, down from $109.7 million).

Underwriting income from personal property increased by $54.2 million in Q2 06 (YTD 06: $50.7 million) on a decrease in the combined ratio of 29.0 percentage points (YTD 06: 13.4 percentage points decrease). Q2 05 results reflected claims from catastrophe storms in Southern Alberta, as well as claims due to heavy rain across Canada in Q2 05. By contrast, Q2 06 experienced no catastrophes. Underwriting income from personal automobile decreased by $67.7 million in the second quarter on an increase in the combined ratio of 13.8 percentage points (YTD 06: $104.6 million on an increase of 10.3 percentage points). The decline in underwriting income from personal automobile in the quarter reflects a reduction of prior year claims development of $26.8 million in Q2 06 compared to Q2 05, and by $48.5 million in YTD 06 compared to YTD 05, as well as earned premium rate reductions and increases in severity for the current accident year.

The current accident year loss ratio in personal insurance, excluding catastrophes for Q2 06 is 2.0 percentage points higher than that of Q2 05, primarily because of earned premium rate reductions. The current accident year loss ratio is defined as claims and loss adjustment expenses incurred for only the current year excluding all other claims and loss adjustment expenses incurred during the calendar year expressed as a percentage of net premium earned.

Our personal insurance expense ratio was 29.1% in Q2 06 compared to 27.7% in Q2 05 (YTD 06: 29.8% compared to 27.8%). The commission ratio was 16.4% in Q2 06, a decrease of 0.2 percentage point (YTD 06: 16.8%, an increase of 0.4 percentage point). The general expense ratio increased by 1.3 percentage points to 9.3% in Q2 06 (YTD 06: increase of 1.5 percentage points to 9.5%).

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Direct premiums written				
Commercial automobile	$ 102.5	$ 101.6	$ 170.7	$ 172.2
Commercial other	238.5	273.5	432.5	489.7
Total direct premiums written	**$ 341.0**	**$ 375.1**	**$ 603.2**	**$ 661.9**
Net premiums earned	$ 284.8	$ 290.4	$ 567.4	$ 582.6
Expenses				
Claims and loss adjustment expenses	123.6	127.1	266.0	287.6
Commissions	57.6	61.0	119.6	121.6
Premium taxes	10.1	10.7	20.2	21.4
General expenses	29.3	26.7	57.4	52.6
Total expenses	220.6	225.5	463.2	483.2
Underwriting Income	**$ 64.2**	**$ 64.9**	**$ 104.2**	**$ 99.4**
Ratios				
Claims ratio	43.4%	43.8%	46.9%	49.4%
Commissions ratio	20.2%	21.0%	21.1%	20.8%
Premium taxes ratio	3.6%	3.7%	3.5%	3.7%
General expense ratio	10.3%	9.2%	10.1%	9.0%
Combined ratio	**77.5%**	**77.7%**	**81.6%**	**82.9%**

Direct Premiums Written

Direct premiums written decreased by $17.0 million, or 4.8%, in Q2 06 over Q2 05 after excluding the AGR business of $17.0 million (YTD 06: $26.5 million decrease, or 4.2%, after excluding AGR of $32.2 million). The number of written insured risks increased 0.9% from Q2 05 (YTD 06: 0.3% decrease).

Net Premiums Earned

Net premiums earned decreased by $5.6 million, or 1.9%, in Q2 06 over Q2 05 (YTD 06: decrease of $15.2 million, or 2.6%).

Underwriting Income

Underwriting income from commercial insurance decreased $0.7 million in Q2 06 over Q2 05 despite a 0.2 percentage point improvement in the combined ratio (YTD 06: $4.8 million increase due to 1.3 percentage points improvement) due to a decrease in net earned premium. The current accident year loss ratio, excluding catastrophes, for Q2 06 is 1.4 percentage points higher than that of Q2 05 due primarily to

commercial auto, which experienced higher severity compared to Q2 05. The current accident year loss ratio for YTD 06 is 1.9 percentage points lower than YTD 05.

Our commercial insurance expense ratio was 10.3% in Q2 06 compared to 9.2% in Q2 05 (YTD 06: 10.1%, up from 9.0%) and the commission ratio decreased to 20.2% in Q2 06 from 21.0% in Q2 05 (YTD 06: 21.1%, up from 20.8%).

Personal and Commercial Insurance

For convenience, the following table presents the direct premiums written and underwriting income of both the personal and commercial insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written				
Automobile	$ 696.0	$ 674.3	$ 1,159.8	$ 1,132.9
Personal property and commercial other	480.2	497.1	828.9	860.5
Total direct premiums written	**$ 1,176.2**	**$ 1,171.4**	**$ 1,988.7**	**$ 1,993.4**
Net premiums earned	$ 955.7	$ 955.8	$ 1,892.6	$ 1,923.8
Expenses				
Claims and loss adjustment expenses	497.9	493.6	1,055.3	1,060.5
Commissions	167.3	168.9	342.7	340.7
Premium taxes	33.2	33.7	65.3	67.5
General expenses	91.7	79.9	183.8	160.4
Total expenses	790.1	776.1	1,647.1	1,629.1
Underwriting income	**$ 165.6**	**$ 179.7**	**$ 245.5**	**$ 294.7**
Ratios				
Claims ratio	52.1%	51.6%	55.8%	55.1%
Commissions ratio	17.5%	17.7%	18.1%	17.7%
Premium taxes ratio	3.5%	3.5%	3.4%	3.5%
General expense ratio	9.6%	8.4%	9.7%	8.4%
Combined ratio	**82.7%**	**81.2%**	**87.0%**	**84.7%**

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Interest income	$ 43.5	$ 61.0	$ 86.4	$ 109.9
Dividend income	37.5	30.1	70.5	55.9
Other	(0.3)	(0.2)	(2.0)	(1.1)
Investment income from P&C subsidiaries	**$ 80.7**	**$ 90.9**	**$ 154.9**	**$ 164.7**
Investment expenses	(5.8)	(5.7)	(11.7)	(11.3)
Investment income from P&C subsidiaries after investment expenses	**$ 74.9**	**$ 85.2**	**$ 143.2**	**$ 153.4**

Investment income increased $4.3 million in Q2 06 over Q2 05 (YTD 06: $4.7 million) after excluding the non-recurring interest in 2005 of $14.5 million related to the 2001 Portfolio Purchase.

Average pre-tax yield on invested assets was 5.1% for Q2 06 compared to 5.0% Q2 05 (YTD 06: 4.9%, compared to YTD 05: 4.9%). The yield for the quarter and YTD 06 was helped by higher dividend income from our common and preferred share portfolios.

Investment expenses totalled $5.8 million in Q2 06, up slightly from Q2 05 (YTD 06: $11.7 million, up slightly from $11.3 million YTD 05). These expenses are primarily asset management charges paid to our in-house investment operations, with an equivalent amount reported as a negative expense in the corporate and other segment; both entries are eliminated on consolidation of the financial statements.

Our investment income segment and the above analysis only includes income on investments in our P&C subsidiaries. Income on investments at the holding company is included in the corporate and other segment.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Investment income	$ 9.4	$ 4.6	$ 16.4	$ 7.2
Commission and advisory fees	15.9	14.3	24.1	26.0
Revenue	25.3	18.9	40.5	33.2
Commissions	(12.4)	(5.6)	(24.4)	(8.9)
General expenses	15.4	10.6	28.0	23.4
Interest on debt	2.0	2.0	4.0	4.0
Expenses	5.0	7.0	7.6	18.5
Income before income taxes	**$ 20.3**	**$ 11.9**	**$ 32.9**	**$ 14.7**

Corporate and other revenue increased $6.4 million in Q2 06 over Q2 05 (YTD 06: $7.3 million), due to increased investment income of $4.8 million (YTD 06: $9.2 million) resulting primarily from higher interest income on larger cash balances in the holding company, offset by lower mutual fund advisory fees.

Commissions expense is negative due to the inter-company eliminations of commissions paid by our insurance companies to our brokerage companies. Our recent acquisition of Grey Power contributed $2.5 million in Q2 06 to income before income taxes.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Realized investment and other gains				
Fixed income	$ (14.2)	$ 25.3	$ 13.0	$ 36.2
Equities	31.7	21.4	107.2	52.4
Other	17.3	0.0	22.3	0.9
Total	**$ 34.8**	**$ 46.7**	**$ 142.5**	**$ 89.5**
After-tax total	$ 23.4	$ 31.4	$ 95.4	$ 61.3

Realized investment and other gains decreased $11.9 million in Q2 06 over Q2 05 (YTD 06: $53.0 million increase). The fixed income losses were a result of a higher interest rate environment. Total common equity exposure increased 6.4 percentage points from 15.9% at Q2 05 to 22.3% at Q2 06, including an increase in the high dividend common share portfolio from 11.9% to 17.5%. Other gains of $17.3 million in Q2 06 (YTD 06: $22.3 million) are primarily due to gains on interest related and total return derivatives. These

derivatives are marked to market through the income statement while the associated investments are carried at cost. The gains on the total return derivatives were $10.8 million, and the associated investments have an unrealized loss of $11.9 million.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at June 30, 2006, premium receivables from brokers stood at $151.6 million and $1,170.5 million from policyholders. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders.

Other receivables comprised $225.5 million (December 31, 2005: $195.0 million) from the Facility Association and other industry pools, $32.3 million (December 31, 2005: $31.3 million) from other insurers and $45.2 million (December 31, 2005: $43.2 million) from other.

Investments

The book value of cash and cash equivalents and investments increased by $153.4 million, or 2.2%, to $7.2 billion at June 30, 2006, compared to December 31, 2005.

The following table presents our cash and invested assets as at June 30, 2006 and December 31, 2005.

(in millions of dollars)	As at June 30, 2006			As at December 31, 2005		
	Book value (BV)	**% of BV**	**Fair value**	**BV**	**% of BV**	**Fair value**
Cash and cash equivalents	$ 185.6	2.6%	$ 185.6	$ 341.1	4.8%	$ 341.1
Short-term notes	769.2	10.7%	769.2	440.4	6.2%	440.4
Fixed income securities	3,114.2	43.1%	3,071.9	3,520.8	49.9%	3,595.8
Commercial mortgages	68.2	1.0%	69.6	70.4	1.0%	73.1
Preferred shares	1,344.0	18.6%	1,373.3	1,257.3	17.8%	1,319.9
Common shares	1,565.3	21.7%	1,610.5	1,266.5	17.9%	1,430.4
Other investments	169.0	2.3%	169.0	165.6	2.4%	165.6
Total investments and cash	$ 7,215.5	100.0%	$ 7,249.1	$ 7,062.1	100.0%	$ 7,366.3

Our investment objectives remain generally consistent with the objectives presented in the 2005 Annual Information Form. The Company uses derivative financial instruments for hedging purposes, and for the purpose of modifying the risk profile of the investment portfolio, as long as the resulting exposures are within the investment policy guidelines. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into total return swap transactions, investing in investment grade international bonds and using other derivatives to support the management of our fixed-income portfolio.

As at June 30, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately, $36.9 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at June 30, 2006, compared to $16.1 million as at December 31, 2005.

Other investments consist of loans to brokers with a book value of $153.6 million as at June 30, 2006 ($151.4 million as at December 31, 2005), and investments in brokerages with a book value of $15.3 million as at June 30, 2006 ($14.2 million as at December 31, 2005). In addition, there are long-term investments related to investment in brokers which are equity accounted for $43.6 million as at June 30, 2006 ($41.6 million as at December 31, 2005).

Unpaid Claims and Loss Adjustment Expenses

Unpaid claims and loss adjustment expenses, net of reinsurers' share ("claim liabilities") decreased by $17.6 million during the first six months of 2006 to $3,473.4 million at June 30, 2006.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than previously anticipated.

Claims Development

The favourable claims development of all prior accident years during the first half of 2006 was $76.5 million, or 2.2%, (Q2 06: $39.5 million) compared to $135.0 million YTD 05 (Q2 05: $66.6 million) with every accident year being favourable except 2000 and 1999. This development came mainly from automobile insurance in the amount of $68.8 million, including $2.7 million from assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. The remaining favourable development came from commercial other in the amount of $19.2 million. Conversely, we experienced $11.5 million of unfavourable development in personal property.

The following table shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to June 30, 2006. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & prior-
Reserve originally estimated	$1,118.8	$1,117.7	$973.2	$838.6	$729.0	$655.5	$587.0	$548.1	$557.2	$1,121.2
Reserve re-estimated as of *										
One year later	$1,098.0	$ 977.2	$908.4	$848.3	$790.4	$655.4	$580.6	$524.5	$433.9	$1,069.6
Two years later		949.0	818.3	848.2	804.2	696.2	607.9	525.7	417.1	1,097.8
Three years later			810.3	834.7	803.2	712.0	637.2	521.1	431.5	1,078.5
Four years later				829.7	791.5	705.1	642.8	535.6	431.9	1,037.9
Five years later					786.5	694.7	644.3	537.0	430.9	1,028.0
Six years later						693.2	630.1	534.4	436.3	1,028.7
Seven years later							629.8	541.3	434.6	1,027.2
Eight years later								539.6	433.5	1,032.4
Nine years later									430.7	1,029.5
Ten years later										1,026.2
Cumulative deficiency (redundancy)	(20.8)	(168.8)	(162.9)	(9.0)	57.6	37.7	42.8	(8.4)	(126.5)	(95.1)
	(1.9)%	(15.1)%	(16.7)%	(1.1)%	7.9%	5.8%	7.3%	(1.5)%	(22.7)%	(8.5)%
Development during Q2 of $(39.5) million	**$(11.8)**	**$(17.3)**	**$(5.0)**	**$(0.8)**	**$(2.3)**	**$1.9**	**$1.2**	**$(1.4)**	**$(1.6)**	**$(2.2)**
	(1.1)%	**(1.6)%**	**(0.5)%**	**(0.1)%**	**(0.3)%**	**0.3%**	**0.2%**	**(0.3)%**	**(0.3)%**	**(0.2)%**
Development during 2006 of $(76.5) million	**$(20.8)**	**$(28.2)**	**$(8.0)**	**$(5.0)**	**$(5.0)**	**$(1.5)**	**$(0.3)**	**$(1.6)**	**$(2.8)**	**$(3.4)**
	(1.9)%	**(2.5)%**	**(0.8)%**	**(0.6)%**	**(0.7)%**	**(0.2)%**	**(0.1)%**	**(0.3)%**	**(0.5)%**	**(0.3)%**
*last diagonal as of June 2006										

Cumulatively, we have experienced favourable development for accident years 2005, 2004, 2003, 2002, 1998, 1997, 1996 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was mainly caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Reinsurance

Policy liabilities ceded to reinsurers were $300.9 million at June 30, 2006 and $347.8 million at December 31, 2005. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. At June 30, 2006, 14.5% (December 31, 2005: 17.7%) of the reinsured policy liabilities were to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements.

In 2006, for multi-risk events or catastrophes, our retention is $25.0 million with a reinsurance coverage limit of $1.25 billion. We retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the

exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million. For 2005, our retention was $17.5 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $25.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (June 30, 2006: $233.8 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and policy liabilities take priority over the reinsurer's subordinate creditors.

Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $92.8 million at June 30, 2006 (December 31, 2005: $98.4 million) in support of policy liabilities of $67.1 million at this same date (December 31, 2005: $83.3 million). At June 30, 2006, these amounts included $72.2 million (December 31, 2005: $74.3 million) from an affiliated reinsurer which related to policy liabilities of $43.6 million (December 31, 2005: $61.6 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of August 10, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds approximately 70% of the issued and outstanding common shares and the Special Share.

A Long-Term Incentive Plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests at the end of a three-year performance cycle. The actual award varies based on a performance target driven by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate at June 30, 2006 was 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the actual award, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

Effective July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The shares are bought on the market by an independent broker on the last business day of each month and are held by a custodian on behalf of the employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base.

Liquidity

Net cash provided by operating activities was $232.1 million in Q2 06 compared to $401.5 million in Q2 05 (YTD 06: $130.9 million; YTD 05: $275.8 million). Our total cash and cash equivalents were $185.6 million at June 30, 2006.

No significant capital expenditures are currently planned.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at June 30, 2006.

Our outstanding debt of $127.0 million, owed to an affiliate, matures on August 27, 2006 and will be paid with available cash.

Capital

The Company has sufficient capital to support business growth with our insurance subsidiaries having capital of $552.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at June 30, 2006 (December 31, 2005: $718.0 million). The decrease in the MCT is primarily due to the decrease in net unrealized gains. Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results, and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES

(in millions of dollars)		ING Insurance	Nordic Insurance *	ING Novex Ins	Belair Insurance	Trafalgar Insurance	Total
At June 2006							
Total capital available	[a]	$ 974.0	$ 958.6	$ 44.5	$ 249.2	$ 54.3	$ 2,280.6
Total capital required	[b]	575.5	454.9	18.5	84.9	18.6	1,152.4
Excess capital	[a] – [b]	$ 398.5	$ 503.7	$ 26.0	$ 164.3	$ 35.8	$ 1,128.2
MCT %	[a] / [b]	169.3%	210.7%	240.0%	293.4%	292.7%	197.9%
Excess at 150%		$ 110.8	$ 276.3	$ 16.7	$ 121.8	$ 26.5	$ 552.0
At December 2005							
Total capital available	[a]	$ 1,028.7	$ 997.0	$ 43.0	$ 233.4	$ 51.9	$ 2,354.0
Total capital required	[b]	546.6	429.8	14.2	82.6	17.4	1,090.6
Excess capital	[a] – [b]	$ 482.1	$ 567.2	$ 28.7	$ 150.8	$ 34.5	$ 1,263.3
MCT %	[a] / [b]	188.2%	232.0%	302.2%	282.6%	298.5%	215.8%
Excess at 150%		$ 208.8	$ 352.3	$ 21.6	$ 109.5	$ 25.8	$ 718.0

* Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006 and have been presented as if the amalgamation had occurred on January 1, 2005.

The total amount of dividends available for payment from our subsidiaries during 2006 is $246.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 25 cents per common share for a total amount of $33.4 million, which was paid on March 31, 2006 to shareholders of record on March 15, 2006 and on June 30, 2006 to shareholders of record on June 15, 2006.

In September 2005, ING Canada filed a short-form base shelf prospectus allowing the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period. No debt, preferred, or common shares have been issued under this prospectus.

ING Canada's insurance subsidiaries have a financial strength and long-term counterparty credit rating of A+ from Standard & Poor's. The ING Canada group of companies enjoy a financial strength rating of A+ from A.M. Best and ING Canada Inc. holds a senior unsecured debt rating of A (low) from Dominion Bond Rating Service.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of (1) management and advisory services provided by ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provides additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 36 to 38 of our 2005 Annual Report. These risks remain the same in 2006.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 38 to 40 of our 2005 Annual Report. There are no new critical accounting estimates or assumptions. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal insurance and commercial insurance segments, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Accounting Policies Update

The usage of derivative financial instruments was expanded in 2006. Derivative financial instruments are used for risk management and for trading purposes. The Company uses currency swaps and forwards, and total return swaps to mitigate foreign exchange and market risks. Interest rate futures, options and swaps, and total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

Recent Developments

There have been no notable developments subsequent to June 30, 2006.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Interim consolidated financial statements (unaudited)

ING Canada Inc.

June 30, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands of dollars)

	As at	
	June 30 2006	December 31 2005
Assets		
Cash and cash equivalents	$ 185,612	$ 341,138
Investments (note 2)	7,029,939	6,720,965
Accrued investment income	44,567	50,100
Due from affiliated companies (note 5)	6,337	230
Premium and other receivables	1,625,105	1,518,511
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	281,661	330,519
Reinsurers' share of unearned premiums (note 4)	19,273	17,279
Deferred acquisition costs	388,678	381,992
Income taxes receivable	95,583	55,684
Other assets	184,861	182,119
Long-term investments	43,603	41,587
Future income tax assets	76,384	141,101
Intangible assets (note 7)	55,167	36,948
Goodwill (note 7)	128,903	108,362
	$ 10,165,673	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 771,352	$ 815,674
Due to affiliated companies (note 5)	2,654	2,968
Income taxes payable	40,954	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,755,101	3,821,609
Unearned premiums (note 4)	2,244,847	2,194,837
Unearned reinsurance commissions	4,266	4,129
Debt outstanding	127,000	127,000
	6,946,174	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	91,623	89,713
Retained earnings	1,944,030	1,619,054
	3,219,499	2,892,613
	$ 10,165,673	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Direct premiums written	$ 1,176,136	$ 1,171,450	$ 1,988,649	$ 1,993,361
Net premiums written	$ 1,155,251	$ 1,118,401	$ 1,940,610	$ 1,895,829
Revenue				
Net premiums earned	$ 955,705	$ 955,834	$ 1,892,593	$ 1,923,837
Investment income	90,154	95,403	171,242	171,864
Net realized investment and other gains	34,785	46,757	142,462	89,496
Commission and advisory fees	15,910	14,342	24,093	25,988
	1,096,554	1,112,336	2,230,390	2,211,185
Expenses				
Claims and loss adjustment expenses	497,847	493,633	1,055,333	1,060,497
Commissions (note 5)	154,896	163,305	318,239	331,786
Premium taxes	33,201	33,656	65,268	67,487
General expenses	112,936	96,089	223,456	195,149
	798,880	786,683	1,662,296	1,654,919
Interest on debt outstanding	1,990	1,990	3,981	3,981
Income before income taxes	295,684	323,663	564,113	552,285
Income taxes (note 6)	89,744	100,049	172,271	170,182
Net income	$ 205,940	$ 223,614	$ 391,842	$ 382,103
Basic and diluted earnings per share	$ 1.54	$ 1.67	$ 2.93	$ 2.86
Basic and diluted average number of common shares (in thousands)	133,732	133,732	133,732	133,356

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2006	**2005**	**2006**	**2005**
Share capital				
Balance, beginning of period	$ 1,183,846	$ 1,183,846	$ 1,183,846	$ 1,052,290
Common shares issued	-	-	-	136,032
Share issuance costs, net of income taxes	-	-	-	(4,476)
Balance, end of period	1,183,846	1,183,846	1,183,846	1,183,846
Contributed surplus				
Balance, beginning of period	90,653	83,636	89,713	83,336
Stock-based compensation (note 9)	970	438	1,910	738
Balance, end of period	91,623	84,074	91,623	84,074
Retained earnings				
Balance, beginning of period	1,771,523	1,060,741	1,619,054	923,983
Net income	205,940	223,614	391,842	382,103
Dividends paid	(33,433)	(21,732)	(66,866)	(43,463)
Other	-	214	-	214
Balance, end of period	1,944,030	1,262,837	1,944,030	1,262,837
Total shareholders' equity	$ 3,219,499	$ 2,530,757	$ 3,219,499	$ 2,530,757

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2006	**2005**	**2006**	**2005**
Operating activities				
Net income	$ 205,940	$ 223,614	$ 391,842	$ 382,103
Adjustments to determine cash provided by operating activities:				
Unearned premiums and unpaid claims and loss adjustment expenses, net	187,720	111,949	30,366	(42,021)
Net realized investment and other gains	(34,785)	(46,757)	(142,462)	(89,496)
Deferred acquisition costs, net	(32,326)	(31,776)	(6,549)	(1,290)
Future income taxes	38,182	(2,119)	58,633	22,574
Amortization	4,247	8,110	7,534	16,508
Other, net	231	(529)	116	(808)
Changes in other operating assets and liabilities	(137,144)	139,036	(208,556)	(11,807)
Cash provided by operating activities	232,065	401,528	130,924	275,763
Investing activities				
Proceeds from sale of investments (note 11)	3,390,008	2,736,030	9,708,241	5,708,321
Purchase of investments (note 11)	(3,934,160)	(3,141,559)	(9,893,282)	(5,861,926)
Purchase of brokerages and books of business, net	(35,054)	(11,830)	(35,200)	(12,370)
Proceeds from sale and leaseback of property	-	-	29,803	-
Purchase of property and equipment and other, net	(11,454)	(14,148)	(29,146)	(19,228)
Cash used in investing activities	(590,660)	(431,507)	(219,584)	(185,203)
Financing activities				
Dividends paid	(33,433)	(21,732)	(66,866)	(43,463)
Proceeds from capital issuance	-	-	-	136,032
Debt repayment	-	-	-	(129,230)
Share issuance costs	-	-	-	(6,802)
Cash used in financing activities	(33,433)	(21,732)	(66,866)	(43,463)
Net (decrease) increase in cash and cash equivalents	(392,028)	(51,711)	(155,526)	47,097
Cash and cash equivalents, beginning of period	577,640	181,281	341,138	82,473
Cash and cash equivalents, end of period	$ 185,612	$ 129,570	$ 185,612	$ 129,570
Supplemental cash flow information:				
Income taxes paid	$ 71,127	$ 85,617	$ 180,352	$ 250,087
Interest paid on debt outstanding	-	-	3,981	3,981

See accompanying notes to interim consolidated financial statements

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

The usage of derivative financial instruments was expanded in 2006. Derivative financial instruments are used for risk management purposes and for trading purposes. The Company uses currency swaps and forwards, and total return swaps to mitigate foreign exchange and market risks. Interest rate futures, options and swaps, and total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(in thousands of dollars)

1. Basis of presentation (continued)

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1

	As at June 30, 2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 769,232	$ 769,232	$ -	$ -
Fixed income securities [a]				
Investment grade				
Government and government-guaranteed	1,782,173	1,760,905	2,992	24,260
Corporate	1,061,647	1,046,068	3,596	19,175
Asset-backed	266,602	262,277	328	4,653
Below investment grade	3,771	2,682	-	1,089
Total fixed income securities	3,114,193	3,071,932	6,916	49,177
Mortgage loans	68,154	69,636	1,482	-
Preferred shares				
Investment grade	1,310,923	1,338,557	40,964	13,330
Below investment grade	33,109	34,689	2,120	540
Total preferred shares	1,344,032	1,373,246	43,084	13,870
Common shares	1,565,342	1,610,537	104,055	58,860
Other investments	168,986	168,986	-	-
	$ 7,029,939	$ 7,063,569	$ 155,537	$ 121,907

(In thousands of dollars)

2. Investments (continued)

Table 2.2	As at December 31, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [a]				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements with a book value of $97,818 at June 30, 2006 (December 31, 2005 - $31,618) and a fair value of $94,406 at June 30, 2006 (December 31, 2005 - $30,081).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at June 30, 2006		As at December 31, 2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 73,622	$ 74,307	$ 30,401	$ 34,180
Short positions	72,318	73,914	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At June 30, 2006, the book value of the collateral was $74,201 (December 31, 2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three and six month periods ended June 30, 2006 were $6,745 and $9,609, respectively ($62 and $62, respectively, in 2005).

(in thousands of dollars)

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company.

Table 3.1	As at June 30, 2006			As at December 31, 2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ 1,434	$ -	$ 1,434	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	45	4	41	-	18	(18)
Currency forwards sold	-	124	(124)	86	-	86
Currency swaps	2,337	-	2,337	3,003	-	3,003
Total return swaps	111	2,085	(1,974)	-	-	-
Held for trading purposes						
Interest rate contracts						
Options purchased	985	-	985	-	-	-
Options written	-	694	(694)	-	-	-
Swaps	173	830	(657)	-	-	-
Total return swaps	5	-	5	-	-	-
	$ 5,090	$ 3,737	$ 1,353	$ 3,089	$ 18	$ 3,071

Table 3.2 summarizes the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	As at June 30, 2006				As at December 31, 2005			
	One year or less	One year to five years	Over five years	Total	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes								
Where hedge accounting is applied								
Currency swaps	$ -	$ -	$ 51,391	$ 51,391	$ -	$ -	$ -	$ -
Where hedge accounting is not applied								
Foreign exchange contracts								
Currency forwards purchased	11,586	-	-	11,586	5,922	-	-	5,922
Currency forwards sold	23,511	-	-	23,511	28,605	-	-	28,605
Currency swaps	4,320	1,504	4,238	10,062	4,320	1,718	8,504	14,542
Total return swaps	382,678	-	-	382,678	-	-	-	-
Held for trading purposes								
Interest rate contracts								
Options purchased	2,376,911	-	-	2,376,911	-	-	-	-
Options written	2,257,162	-	-	2,257,162	-	-	-	-
Swaps	55,815	75,000	-	130,815	-	-	-	-
Futures bought	919,702	-	-	919,702	-	-	-	-
Futures sold	564,871	-	-	564,871	-	-	-	-
Total return swaps	-	27,908	-	27,908	-	-	-	-
	$ 6,596,556	$ 104,412	$ 55,629	$ 6,756,597	$ 38,847	$ 1,718	$ 8,504	$ 49,069

(in thousands of dollars)

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Table 4.1 presents unpaid claims and loss adjustment expenses.

Table 4.1	As at June 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 1,747,407	$ 36,985	$ 1,754,126	$ 42,401
Auto: personal accident	723,713	23,992	717,743	29,557
Auto: other	78,229	333	86,594	1,124
Property	450,354	102,824	504,521	136,948
Liability	751,688	116,426	754,257	119,636
Other	3,710	1,101	4,368	853
	$ 3,755,101	$ 281,661	$ 3,821,609	$ 330,519

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	As at June 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 600,637	$ 690	$ 572,700	$ 647
Auto: personal accident	189,200	68	186,665	60
Auto: other	544,438	18	520,354	7
Property	729,279	3,697	730,386	3,680
Liability	158,920	5,093	158,876	3,238
Other	22,373	9,707	25,856	9,647
	$ 2,244,847	$ 19,273	$ 2,194,837	$ 17,279

(in thousands of dollars)

4. Policy liabilities (continued)

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount.

There was no premium deficiency at the consolidated balance sheet dates.

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received as established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Ceded premiums earned	$ 3,211	$ 12,099	$ 8,118	$ 24,708
Ceded claims and loss adjustment expenses	2,336	17,958	2,790	24,392
Loss (income) before income taxes	$ 875	$ (5,859)	$ 5,328	$ 316

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Advisory fee income	$ 183	$ 2,487	$ 358	$ 4,828
Management and advisory expenses	4,365	4,547	8,753	8,930
Interest expense	1,990	1,990	3,981	3,981

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at June 30, 2006	As at December 31, 2005
Reinsurance receivable	$ 6,337	$ 230
Interest and other payables	2,654	2,968
	$ 3,683	$ (2,738)

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $63,513 as at June 30, 2006 ($63,386 as at December 31, 2005) and commission expense of $9,396 and $16,622 for the three and six month periods ended June 30, 2006, respectively ($8,450 and $15,018, respectively, in 2005).

(in thousands of dollars)

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
	%	%	%	%
Income tax expense calculated at statutory tax rates	34.5	34.5	34.5	34.5
Increase (decrease) in income tax rates resulting from:				
Non-taxable dividends	(3.5)	(2.8)	(3.6)	(3.1)
Non-deductible expenses	0.2	-	0.3	0.3
Non-taxable portion of capital gains	(0.3)	(0.2)	(0.5)	(0.5)
Other (net)	(0.5)	(0.6)	(0.2)	(0.4)
Effective income tax rate	30.4	30.9	30.5	30.8

7. Acquisitions and divestitures

On April 1, 2006, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB), an enterprise operating in the corporate and other segment, for an approximate cash consideration of $32,686. The results of GPIB for the three months ended June 30, 2006 have been included in the Company's interim consolidated statements of income for the three and six month periods ended June 30, 2006. The purchase price has been allocated substantially to intangible assets (customer relationships), future income tax liabilities and goodwill for amounts of $18,320, $6,007 and $20,288, respectively.

As a result of other acquisitions and divestitures made by subsidiaries of the Company during the first six months of 2006 and amounting to a net cash consideration of $2,514, intangible assets (customer relationships and contracts) and goodwill have increased by $2,369 and $253, respectively.

8. Employee future benefits

The Company recorded defined benefit pension expense of $59 and $120 for the three and six month periods ended June 30, 2006, respectively (income of $582 and $1,308, respectively, in 2005). For the defined contribution plans, the expense and the employer contributions were $412 and $731 for the three and six month periods ended June 30, 2006, respectively ($361 and $946, respectively, in 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $176 and $354 for the three and six month periods ended June 30, 2006, respectively ($214 and $431, respectively, in 2005).

(in thousands of dollars)

9. Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in restricted common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at June 30, 2006, the estimate is 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The amount charged to compensation expense for this plan was $970 and $1,910 for the three and six month periods ended June 30, 2006, respectively ($456 and $773, respectively, in 2005). The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

Effective July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The shares are bought on the market by an independent broker on the last business day of each month and are held by a custodian on behalf of the employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

10. Segmented information

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company brokerage operations including related long-term investments, the Company's investment management company and intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations as well as non-recurring items such as acquisitions whose effects are not allocated to any other segment.

(in thousands of dollars)

10. Segmented information (continued)

Table 10.1 presents figures per segment.

	For the three months ended June 30		For the six months ended June 30	
Table 10.1	**2006**	**2005**	**2006**	**2005**
Revenue				
Net premiums earned				
Personal insurance	$ 670,926	$ 665,424	$ 1,325,193	$ 1,341,202
Commercial insurance	284,779	290,410	567,400	582,635
Investments	80,766	90,850	154,874	164,633
Total P&C insurance	1,036,471	1,046,684	2,047,467	2,088,470
Corporate and other	25,298	18,895	40,461	33,219
Realized investment and other gains	34,785	46,757	142,462	89,496
Total revenue	$ 1,096,554	$ 1,112,336	$ 2,230,390	$ 2,211,185
Income before income taxes				
Underwriting income				
Personal insurance	$ 101,443	$ 114,902	$ 141,429	$ 195,304
Commercial insurance	64,203	64,896	104,156	99,438
Investments	74,923	85,210	143,188	153,352
Total P&C insurance	240,569	265,008	388,773	448,094
Corporate and other	20,330	11,898	32,878	14,695
Realized investment and other gains	34,785	46,757	142,462	89,496
Total income before income taxes	$ 295,684	$ 323,663	$ 564,113	$ 552,285

	As at	
	June 30, 2006	**December 31, 2005**
Assets		
P&C insurance [(a)]	$ 9,051,245	$ 9,066,267
Corporate and other [(b)]	1,114,428	860,268
Total assets	$ 10,165,673	$ 9,926,535

	For the three months ended June 30, 2006	**For the six months ended June 30, 2006**	**For the year ended December 31, 2005**
Increase of goodwill			
P&C insurance	$ -	$ -	$ -
Corporate and other	20,442	20,541	17,246
Total increase of goodwill	$ 20,442	$ 20,541	$ 17,246

(a) Includes goodwill of $74,411 at June 30, 2006 and December 31, 2005
(b) Includes goodwill of $54,492 at June 30, 2006 ($33,951 at December 31, 2005)

(In thousands of dollars)

11. Comparative figures

In 2005, the Company changed its definition of cash equivalents. As at June 30, 2005, such change resulted in a reclassification of $262,404 between cash equivalents and investments. Interim consolidated statements of cash flows for the three and six month periods ended June 30, 2005 were changed accordingly by a decrease of amortization of net premiums on fixed income securities of $1,347 and $2,734, respectively, and by an increase of proceeds from sale of investments and of purchase of investments respectively of $684,964 and $769,409 for the three months ended June 30, 2005 and of $1,372,684 and $1,357,614 for the six months ended June 30, 2005.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

ING

NEWS RELEASE

Thursday November 9, 2006 – Toronto

ING Canada reports third quarter and nine-month results

Robust growth in direct premiums written
Strong overall performance despite rate reductions

ING Canada Inc. (TSX: IIC) reported net income of $156.8 million for the three months ended September 30, 2006, down $46.0 million or 22.7% from the $202.8 million reported for the three months ended September 30, 2005. Earnings per share for the quarter amounted to $1.17, compared to $1.52 for the same quarter in 2005.

The decline from an exceptionally strong third quarter in 2005 reflects lower realized investment gains as well as a reduction in underwriting income driven by lower favourable prior year claims development.

Net income for the first nine months of 2006 was $548.7 million, down 6.2% or $36.2 million from the $584.9 million reported for the first nine months of 2005. Earnings per share for the first nine months of 2006 were $4.10, down from the $4.38 reported for the first nine months of 2005.

Claude Dussault, President and CEO, said: "We continue to experience solid earnings with a return on equity of 24.6%. Our insurance businesses performed very well and the various initiatives launched over the last twelve months resulted in strong organic growth as demonstrated by the increase in direct premiums written and the number of risks insured during the quarter. "

"Furthermore, our ability to once again deliver robust underwriting income in an environment characterized by lower personal and commercial insurance rates reflects our disciplined underwriting and pricing capabilities. In addition, our investment activities continue to deliver solid returns."

ING Canada also declared a quarterly dividend of 25.0 cents per share on its outstanding common shares, payable on December 29, 2006 to shareholders of record on December 15, 2006.

Current Outlook

Our outlook for the industry for the next 12 months remains unchanged.

Top line growth for the property and casualty insurance industry continues to remain below historical levels. However, we believe underwriting results should continue to exceed historical averages.

Automobile insurance reforms adopted by various provinces have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

Commercial insurance markets remain highly competitive, and although prices are continuing to soften, returns are expected to be above historical levels.

Financial Summary

	2006 Q3	2005 Q3	Change	2006 9-month	2005 9-month	Change
Direct Premiums Written ($ million)	1,038.1	1,006.5	3.1%	3,026.8	2,999.9	0.9%
Underwriting Income ($ million)	95.9	116.7	(17.8)%	341.5	411.4	(17.0)%
Net income ($ million)	156.8	202.8	(22.7)%	548.7	584.9	(6.2)%
Earnings per share (in dollars) Basic and diluted	1.17	1.52	(23.0)%	4.10	4.38	(6.4)%
Return on equity for last 12 months	24.6%	36.5%	(11.9)			
Combined ratio	89.9%	87.7%	2.2	88.0%	85.7%	2.3

Financial Highlights

- Net income for the quarter remained robust at $156.8 million, although down $46.0 million from the historically high level reported in the third quarter of last year. The decline reflects lower realized investment gains as well as lower underwriting income driven by lower favourable prior year claims development.

- Revenues for the third quarter of 2006 amounted to $1,080.2 million, compared to $1,123.3 million for the previous year. Net premiums earned remained unchanged at $954 million despite an overall reduction in insurance rates and lower premiums from industry pools. Investment activities remained solid and continued to generate strong but somewhat lower revenue. Investment income from insurance subsidiaries decreased by $6.9 million. Reduced trading of fixed income instruments was a significant factor in the $31.0 million decline in realized investment and other gains. Unrealized gains increased by $101.9 million to reach $135.6 million. Total income before income taxes for the quarter decreased 18.8% to $218.7 million.

- For the first nine months of the year, revenues decreased by less than 1% to $3,310.6 million partially as a result of a 1.1% decline in net premiums earned. Investment income from insurance subsidiaries remained strong despite a slight decrease of $2.1 million to $232.7 million, after adjusting for non-recurring interest in 2005 related to a 2001 portfolio purchase. Realized investment and other gains increased $21.9 million to $178.2 million. Total income before income taxes decreased $38.8 million to $782.8 million. For the first nine months of 2006, net income was a very healthy $548.7 million, down only 6.2% from the $584.9 million reported for the same period in 2005.

- Shareholders' equity increased since the beginning of the year by $451.4 million, or 15.6%, to $3,344.0 million by the end of the third quarter. During the quarter, the company repaid its remaining debt obligations and is now debt free.

Business Highlights

- Direct premiums written for the quarter totalled $1,038.1 million, an increase of $49.8 million, or 4.9%, from the third quarter of 2005 after excluding AGR and industry pool premiums. The number of insured risks continued to grow during the quarter, increasing by 4%, fuelled by strong growth in personal lines.

- Direct premiums written for our personal lines activities increased by $55.7 million, or 7.7% after excluding industry pool adjustments. The growth in direct premiums was achieved despite an average reduction in rates of 2.9%. The number of insured risks in personal lines increased by a healthy 4.5% driven mainly by a 5.4% increase in the number of automobiles insured.

- Direct premiums written in commercial insurance decreased by $5.7 million after adjusting for AGR premiums. The number of risks insured also declined by 1.0%.

- Underwriting income for the quarter was solid at $95.9 million, down $20.8 million from the unusually high level of the previous year. The decline reflects lower favourable prior year claims development. Current accident year results remain comparable to the same period from last year despite overall rate decreases.

- Underwriting income from personal automobile and property decreased by $14.9 million during the third quarter despite a $6.1 million increase in income from personal property. Underwriting income from personal automobile insurance declined mainly as a result of rate decreases. Underwriting income from the commercial lines business decreased $5.9 million during the quarter as a result of a $22.5 million decrease in prior year claims development. However, current accident year results have improved.

- Direct premiums written during the first nine months of 2006 totalled $3,026.8 million, an increase of $65.7 million, or 2.2%, from the same period a year ago after excluding AGR premiums in 2005 and reduced premiums from industry pools in the current year. The total number of insured risks for the first nine months also increased by 3.2% from the corresponding period in 2005. Underwriting income for the first nine months was $341.5 million, down $69.9 million or 17% from the $411.4 million reported for the same period in 2005.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 a.m. ET. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll-free in North America). The passcode is 51957322. Please dial in ten minutes before the start of the call.

A playback of the call will be available starting at 1:00 p.m. ET on November 9 through 5:00 p.m. ET on November 16. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll-free in North America). The passcode is 50158293. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Bryan Seaton – Manager, External Communications, Tel: 416-341-1464 Ext. 43142
Email: bryan.seaton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 9, 2006
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this report, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry over the coming twelve months.

- **Industry growth and underwriting income:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.

- **Claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net income for the three months ended September 30, 2006, was $156.8 million, down 22.7% from last year's level. The two largest contributors to this decrease were lower realized investment and other gains and lower prior year claims development. Direct premiums written totalled $1,038.1 million, an increase of 4.9%, after excluding industry pools and AGR premiums. This increase was driven by a 4.0% increase in the number of written insured risks.

Net Income

Net income for the three months ended September 30, 2006, was $156.8 million, down $46.0 million, or 22.7%, from $202.8 million for the three months ended September 30, 2005. Net income for the nine months ended September 30, 2006, was $548.7 million, a decrease of $36.2 million, or 6.2%, from $584.9 million for the nine months ended September 30, 2005.

Quarterly results were driven by lower underwriting income and lower realized investment gains. Underwriting results were fairly strong for the quarter, although less favourable than last year's level.

- Our combined ratio for the quarter was 89.9% (YTD 06: 88.0%). While personal property suffered as a result of heavy storms activity (combined ratio of 107.3%), the remaining lines of business performed strongly, with combined ratios ranging from 84.6% to 88.0%. Favourable prior year claims development, although above historical levels, was $24.5 million below Q3 05.

- Pre-tax realized investment and other gains were $35.8 million in the quarter, down from $66.8 million in Q3 05. Fixed income gains dropped $17.8 million from Q3 05, reflective of market conditions, and other gains dropped $18.6 million, as explained in "Realized Investment and Other Gains" below.

- Q3 06 to Q3 05 comparisons are also affected by a one-time favourable tax item in Q3 05 that improved results by $9.8 million in the prior period due to the recovery of a tax asset not previously recorded.

Pre-tax income was $218.7 million in Q3 06, down from $269.4 million in Q3 05, and was $782.8 million YTD 06, down from $821.6 million in YTD 05. The following table presents the major changes in pre-tax income.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
2005 Pre-tax income		$ 269.4		$ 821.6
Prior year claims development	(24.5)		(83.0)	
Current accident year *	0.3		(28.2)	
Facility Association residual market	(4.9)		(4.2)	
Catastrophes	8.3		45.5	
Underwriting income		(20.8)		(69.9)
Realized investment and other gains		(31.0)		21.9
Other		1.1		9.2
2006 Pre-tax income		**$ 218.7**		**$ 782.8**

* excludes Facility Association residual market and catastrophes

Shareholders' Equity

Shareholders' equity increased by $451.4 million, or 15.6%, to $3,344.0 million at September 30, 2006 from December 31, 2005. This increase reflects YTD 06 net income of $548.7 million less $100.3 million in dividends ($0.75 per share) paid year to date plus a $3.0 million charge for stock-based compensation.

Summary of Results

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our interim consolidated financial statements (unaudited) for the three and nine months ended September 30, 2006 and 2005.

(in millions of dollars, except per share data)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Direct premiums written	$ 1,038.1	$ 1,006.5	$ 3,026.8	$ 2,999.9
Total revenue	1,080.2	1,123.3	3,310.6	3,334.5
Underwriting income	95.9	116.7	341.5	411.4
Net income	156.8	202.8	548.7	584.9
Earnings per share				
Basic and diluted	1.17	1.52	4.10	4.38
			As at September 30 2006	As at December 31 2005
Cash and cash equivalents			$ 12.8	$ 341.1
Investments			7,263.8	6,721.0
Total assets			10,280.9	9,926.5
Debt outstanding			-	127.0
Total shareholders' equity			3,344.0	2,892.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Claims ratio (1)	60.4%	58.8%	57.3%	56.4%
Expense ratio (2)	29.5%	28.9%	30.7%	29.3%
Combined ratio (3)	**89.9%**	**87.7%**	**88.0%**	**85.7%**
			Twelve months ended September 30	
ROE (4)			24.6%	36.5%
ROE of our P&C insurance subsidiaries (5)			30.8%	35.2%

(1) Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Underwriting expenses including commissions, premium taxes and all general and administrative expenses incurred in operating the business during a defined period and expressed as a percentage of net premiums earned for the same period. Components of the expense ratio - commissions, premium taxes and general expenses - are individual ratios expressed as a percentage of net premiums earned. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Trafalgar Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006.

Direct Premiums Written

Direct premiums written increased by $49.8 million, or 4.9%, in Q3 06 over Q3 05 ($65.7 million, or 2.2%, for YTD 06 over YTD 05) after excluding the AGR[1] premiums of ($12.2) million for Q3 05 and $20.0 million for YTD 05 and decreases in premiums from industry pools of $30.4 million in the quarter and $18.8 million for the year to date. Including AGR and industry pool premiums, direct premiums written increased by $31.6 million, or 3.1%, in Q3 06 over Q3 05 and $26.9 million, or 0.9%, for YTD 06 over YTD 05.

A key non-GAAP measure of our growth is the number of written insured risks, defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance, excluding commercial auto insurance. The number of written insured risks increased 4.0% in Q3 06 over Q3 05 and 3.2% YTD 06 over YTD 05.

Premiums from industry pools were lower in Q3 06 compared to Q3 05 by $30.4 million ($18.8 million for YTD 06 compared to YTD 05). Of this decrease, $21.6 million is due to lower premiums from Facility Association residual market primarily due to market share adjustments of approximately $18.0 million. Net transfers from the Risk Sharing Pool account for the remainder of the drop in industry pool premiums.

---

[1] The "AGR business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the Allianz acquisition and was subject to a 100% quota-share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company in September 2005. At the time of the transfer, ING Canada paid a reinsurance premium to AGR due to transfer of the unearned premiums, hence there was a net premium credit, or negative AGR premium in Q3 05.

Revenue

Revenue was $1,080.2 million in the quarter, down $43.1 million, or 3.8% from $1,123.3 million in Q3 05. YTD 06 revenue decreased by $23.9 million, or 0.7%, to $3,310.6 million compared to $3,334.5 million YTD 05.

The following table presents the major changes in revenue between 2006 and 2005.

(in millions of dollars)	Three months ended September 30	Nine months ended September 30
Net premiums earned	$ (0.5)	$ (31.8)
Investment segment income	(6.9)	(16.6)
Corporate and other revenue	(4.7)	2.6
Realized investment and other gains	(31.0)	21.9
Decrease in revenue	**$ (43.1)**	**$ (23.9)**

As the table below indicates, direct premiums earned increased in Q3 06 by $7.0 million, but decreased for YTD 06 by $23.3 million. Earned premium growth was impacted by earned rate reductions of 2.7% for the quarter, and 3.0% YTD. Earned premiums from industry pools were down $17.5 million in Q3 06 compared to Q3 05, and $37.4 million lower YTD 06 than YTD 05 due to lower premiums from the residual market and the Alberta Risk-Sharing Pool. Ceded premiums earned were lower in Q3 06 than Q3 05 by $10.0 million, (YTD 06: $28.9 million) due to non-recurring reinstatement premiums related to the 2005 catastrophes and generally lower ceded premiums in 2006 due to increased retention.

The following table presents the major changes in earned premiums between 2006 and 2005.

(in millions of dollars)	Three months ended September 30	Nine months ended September 30
Direct premiums earned	$ 7.0	$ (23.3)
Pools premiums earned	(17.5)	(37.4)
Ceded premiums earned	10.0	28.9
Decrease in net premiums earned	**$ (0.5)**	**$ (31.8)**

Pre-tax realized investment and other gains were $35.8 million in Q3 06, down from $66.8 million in Q3 05.

- Equity gains were $43.8 million for the quarter, up from $38.4 million in Q3 05. These gains were a result of our investment strategy which results in regular trading activities in our high dividend yield common share portfolio as discussed below under "Realized Investment and Other Gains".
- Fixed income gains were $3.9 million, down from $21.7 million in Q3 05, reflective of less trading activity.
- Other losses of $11.9 million represent primarily losses from derivatives, and are described further under "Realized Investment and Other Gains" below.

Pre-tax realized investment and other gains were $178.2 million YTD 06, up from $156.3 million YTD 05. Net unrealized gains of $135.6 million at September 30, 2006 were $168.7 million less than at December 31, 2005. Unrealized gains have decreased as a result of the higher interest rate environment, lower equity markets and the impact of previously realized gains.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred and underwriting expenses including commissions, premium taxes and general expenses) was $95.9 million in Q3 06, down from $116.7 million in Q3 05. The Q3 06 claims ratio of 60.4% is 1.6 percentage points higher than in Q3 05. The expense ratio increased from 28.9% to 29.5%, resulting in a combined ratio of 89.9% for Q3 06, up from 87.7% in Q3 05.

Underwriting income was $341.5 million YTD 06, down $69.9 million from YTD 05. The YTD 06 claims ratio of 57.3% is 0.9 percentage point higher than YTD 05. The expense ratio increased from 29.3% to 30.7%, resulting in a combined ratio of 88.0% for YTD 06, up from 85.7% YTD 05.

The major changes in underwriting income were shown previously in the table under "Overall Performance".

Favourable prior year claims development was $69.1 million in Q3 06, a decrease of $24.5 million from Q3 05. YTD 06 favourable prior year claims development was $145.6 million, $83.0 million less YTD 06 than YTD 05. The Q3 06 development is somewhat higher than historical levels, but below the exceptional level experienced in 2005.

Current accident year underwriting income, excluding Facility Association residual market and catastrophes, improved by $0.3 million in Q3 06 over Q3 05 despite average earned premium rate reductions of 2.7%. Current accident year underwriting income, excluding Facility Association residual market and catastrophes, decreased by $28.2 million in YTD 06 over YTD 05.

General expenses were $5.4 million higher in Q3 06 compared to Q3 05 primarily due to lower fees from our service carrier operation of $7.6 million and were $28.8 million higher in YTD 06 compared to YTD 05 primarily due to lower fees from our service carrier operated on behalf of Facility Association of $14.4 million and higher advertising expenses of $7.8 million.

Industry pools consist of the so-called "residual market", as well as risk-sharing pools (RSP), in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools, on balance, resulted in underwriting income for the current accident year that was $11.6 million higher in Q3 06 than in Q3 05 and $0.7 million lower in YTD 06 than YTD 05.

Several storm related catastrophes (defined as events resulting in expected net claims incurred of $5.0 million or more) occurred in Q3 06, totalling $27.4 million and $32.7 million for YTD 06. This compares to $35.8 million in Q3 05 and $78.2 million for YTD 05.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2006			2005				2004	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Direct premiums written	$ 1,038.1	$ 1,176.2	$ 812.5	$ 905.0	$ 1,006.5	$ 1,171.4	$ 821.9	$ 883.0	$ 921.6
Total revenues	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7
Underwriting income	95.9	165.6	79.9	126.3	116.7	179.8	114.9	118.4	133.7
Income before income taxes	218.7	295.7	268.4	269.3	269.3	323.6	228.6	229.7	217.1
Net income	156.8	205.9	185.9	196.9	202.8	223.6	158.5	173.1	163.6
Combined ratio (%)	89.9	82.7	91.5	86.9	87.7	81.2	88.1	86.7	83.9
Earnings per share									
Basic	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.69	1.75
Diluted	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.67	1.75
Earnings per adjusted share (1)									
Basic pro forma	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.35	1.27
Diluted pro forma	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.29	1.22

(1) To facilitate comparison of performance between quarters, management has calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005. Diluted earnings per adjusted share, another non-GAAP measure, is calculated as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Seasonal Indicator	2005	2004	2003	3-year average
Q1	1.02	1.10	1.06	1.06
Q2	0.94	0.92	0.95	0.94
Q3	1.02	0.98	0.96	0.98
Q4	1.01	1.01	1.04	1.02

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Revenue				
Net premiums earned				
Personal insurance	$ 672.5	$ 668.6	$ 1,997.7	$ 2,009.8
Commercial insurance	282.0	286.4	849.4	869.1
Total net premiums earned	954.5	955.0	2,847.1	2,878.9
Investments	77.8	84.7	232.7	249.3
Total P&C insurance	**$ 1,032.3**	**$ 1,039.7**	**$ 3,079.8**	**$ 3,128.2**
Corporate and other	12.1	16.8	52.6	50.0
Realized investment and other gains	35.8	66.8	178.2	156.3
Total revenue	**$ 1,080.2**	**$ 1,123.3**	**$ 3,310.6**	**$ 3,334.5**
Income before income taxes				
Underwriting income				
Personal insurance	$ 58.5	$ 73.5	$ 200.0	$ 268.8
Commercial insurance	37.4	43.2	141.5	142.6
Total underwriting income	95.9	116.7	341.5	411.4
Investments	74.0	79.0	217.2	232.4
Total P&C insurance	**$ 169.9**	**$ 195.7**	**$ 558.7**	**$ 643.8**
Corporate and other	13.0	6.8	45.9	21.5
Realized investment and other gains	35.8	66.8	178.2	156.3
Total income before income taxes	**$ 218.7**	**$ 269.3**	**$ 782.8**	**$ 821.6**

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Direct premiums written				
Personal automobile	$ 519.3	$ 514.0	$ 1,508.4	$ 1,474.7
Personal property	241.5	221.7	637.9	592.5
Total direct premiums written	$ 760.8	$ 735.7	$ 2,146.3	$ 2,067.2
Net premiums earned	$ 672.5	$ 668.6	$ 1,997.7	$ 2,009.8
Expenses				
Claims and loss adjustment expenses	427.8	411.3	1,217.1	1,184.1
Commissions	103.2	104.7	326.2	323.9
Premium taxes	23.5	23.0	68.6	69.1
General expenses	59.4	56.1	185.8	163.9
Total expenses	613.9	595.1	1,797.7	1,741.0
Underwriting income	$ 58.6	$ 73.5	$ 200.0	$ 268.8
Ratios				
Claims ratio	63.6%	61.5%	60.9%	58.9%
Commissions ratio	15.3%	15.7%	16.3%	16.1%
Premium taxes ratio	3.5%	3.4%	3.4%	3.4%
General expense ratio	8.8%	8.4%	9.3%	8.2%
Combined ratio	91.2%	89.0%	89.9%	86.6%

Direct Premiums Written

Direct premiums written increased by $55.7 million, or 7.7%, in Q3 06 over Q3 05 ($98.7 million, or 4.8%, for YTD 06 over YTD 05) after excluding premiums from industry pools which decreased by $30.6 million ($19.5 million decrease YTD 06). This premium growth occurred despite average rate changes which decreased written premiums by 2.9% in the current quarter and 3.1% for the year to date. Including written premiums from industry automobile pools, direct premiums written increased by $25.1 million, or 3.4%, in Q3 06 over Q3 05 (YTD 06: $79.1 million, or 3.8%) including written premiums.

The number of written insured risks for personal property increased by 3.3% in Q3 06 over Q3 05 (YTD 06: 2.9%) while the number of written insured risks for personal auto increased by 5.4% in Q3 06 over Q3 05 (YTD 06: 4.1%). The total number of written insured risks in personal insurance increased by 4.5% in Q3 06 over Q3 05 (YTD 06: 3.6%).

Net Premiums Earned

Net premiums earned increased by $3.9 million, or 0.6%, in Q3 06 over Q3 05 (YTD 06: 0.6% decrease). These figures reflect lower year-over-year earned premiums from industry automobile pools which reduced premiums by $17.8 million in the quarter and $38.4 million YTD. Premium rate reductions for personal automobile also impacted direct premiums earned for this line of business for the quarter by 5.0% (YTD 06: 5.6%).

Underwriting Income

Underwriting income from personal automobile and property in total decreased by $14.9 million in Q3 06 over Q3 05 (YTD 06: $68.8 million) as the combined ratio increased by 2.2 percentage points (YTD 06: 3.3 percentage points). Favourable prior year claims development at $53.0 million, was down from $55.0 million in Q3 05 (YTD 06: $107.0 million, down from $164.8 million).

Underwriting income from personal property increased by $6.1 million in Q3 06 (YTD 06: an increase of $56.8 million) on a decrease in the combined ratio of 4.0 percentage points (YTD 06: 10.2 percentage points decrease). Underwriting income from personal automobile decreased by $21.1 million in the third quarter on an increase in the combined ratio of 4.0 percentage points (YTD 06: $125.6 million on an increase of 8.2 percentage points). The decline in underwriting income from personal automobile in the quarter reflects an increase of prior year claims development of $4.7 million in Q3 06 compared to Q3 05, and a reduction by $43.8 million in YTD 06 compared to YTD 05, as well as earned premium rate reductions and increases in severity for the current accident year. Underwriting income from industry pools increased $11.6 million Q3 06 over Q3 05.

The current accident year loss ratio in personal insurance, excluding catastrophes for Q3 06 is 1.3 percentage points higher than that of Q3 05 and 0.5 percentage point higher for YTD 06 than YTD 05, primarily because of earned premium rate reductions for auto. The current accident year loss ratio is defined as claims and loss adjustment expenses incurred for only the current year excluding all other claims and loss adjustment expenses incurred during the calendar year expressed as a percentage of net premium earned.

Our personal insurance expense ratio was 27.6% in Q3 06 compared to 27.5% in Q3 05 (YTD 06: 29.0% compared to 27.7%). The commission ratio was 15.3% in Q3 06, a decrease of 0.4 percentage point (YTD 06: 16.3%, an increase of 0.2 percentage point). The general expense ratio increased by 0.4 percentage point to 8.8% in Q3 06 (YTD 06: increase of 1.1 percentage points to 9.3%).

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Direct premiums written				
Commercial automobile	$ 74.9	$ 73.6	$ 245.6	$ 245.8
Commercial other	202.3	197.2	634.8	686.9
Total direct premiums written	$ 277.2	$ 270.8	$ 880.4	$ 932.7
Net premiums earned	$ 282.0	$ 286.4	$ 849.4	$ 869.1
Expenses				
Claims and loss adjustment expenses	148.8	150.7	414.8	438.4
Commissions	57.4	56.1	177.0	177.6
Premium taxes	10.4	10.5	30.6	31.9
General expenses	28.1	25.9	85.5	78.6
Total expenses	244.7	243.2	707.9	726.5
Underwriting income	$ 37.3	$ 43.2	$ 141.5	$ 142.6
Ratios				
Claims ratio	52.7%	52.6%	48.8%	50.4%
Commissions ratio	20.3%	19.6%	20.8%	20.5%
Premium taxes ratio	3.7%	3.7%	3.6%	3.7%
General expense ratio	10.0%	9.0%	10.1%	9.0%
Combined ratio	86.7%	84.9%	83.3%	83.6%

Direct Premiums Written

Direct premiums written decreased by $5.7 million, or 2.0%, in Q3 06 over Q3 05 after excluding the AGR business of $(12.2) million (YTD 06: $32.3 million decrease, or 3.5%, after excluding AGR of $20.0 million). The number of written insured risks decreased 1.0% from Q3 05 (YTD 06: 0.5% decrease).

Net Premiums Earned

Net premiums earned decreased by $4.4 million, or 1.6%, in Q3 06 over Q3 05 (YTD 06: decrease of $19.7 million, or 2.3%).

Underwriting Income

Underwriting income from commercial insurance decreased $5.9 million in Q3 06 over Q3 05, and the combined ratio rose by 1.8 percentage points (YTD 06: $1.1 million decrease despite a 0.3 percentage point improvement). The current accident year loss ratio, excluding catastrophes, for Q3 06 is 4.8 percentage points lower than that of Q3 05 due primarily to commercial non auto, which experienced lower severity compared to Q3 05. This improvement in current accident year results was more than offset by a $22.5 million decrease in favourable prior year claims development in Q3 06 compared to Q3 05. While prior year claims development for commercial insurance was at historical levels, it was below the extraordinary level of Q3 05. The lower current accident year loss ratio for YTD 06 of 2.8 percentage points is more than offset by a $25.3 million year over year decrease in favourable prior year claims development.

Our commercial insurance expense ratio was 10.0% in Q3 06 compared to 9.0% in Q3 05 (YTD 06: 10.1%, up from 9.0%). The commission ratio increased to 20.3% in Q3 06 from 19.6% in Q3 05 (YTD 06: 20.8%, up from 20.5%).

Personal and Commercial Insurance

For convenience, the following table presents the direct premiums written and underwriting income of both the personal and commercial insurance segment.

(in millions of dollars)	**Three months ended September 30**		**Nine months ended September 30**	
	2006	**2005**	**2006**	**2005**
Direct premiums written				
Automobile	$ 594.2	$ 587.6	$ 1,754.0	$ 1,720.5
Personal property and commercial other	443.9	418.9	1,272.8	1,279.4
Total direct premiums written	**$ 1,038.1**	**$ 1,006.5**	**$ 3,026.8**	**$ 2,999.9**
Net premiums earned	$ 954.4	$ 955.0	$ 2,847.1	$ 2,878.9
Expenses				
Claims and loss adjustment expenses	576.5	562.0	1,631.9	1,622.5
Commissions	160.6	160.8	503.2	501.5
Premium taxes	33.9	33.5	99.2	101.0
General expenses	87.5	82.0	271.3	242.5
Total expenses	858.5	838.3	2,505.6	2,467.5
Underwriting income	**$ 95.9**	**$ 116.7**	**$ 341.5**	**$ 411.4**
Ratios				
Claims ratio	60.4%	58.8%	57.3%	56.4%
Commissions ratio	16.8%	16.8%	17.7%	17.4%
Premium taxes ratio	3.5%	3.5%	3.5%	3.5%
General expense ratio	9.2%	8.6%	9.5%	8.4%
Combined ratio	**89.9%**	**87.7%**	**88.0%**	**85.7%**

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Interest income	$ 41.2	$ 47.3	$ 127.6	$ 157.2
Dividend income	37.3	34.5	107.8	90.4
Other	(0.7)	2.9	(2.7)	1.7
Investment income from P&C subsidiaries	**$ 77.8**	**$ 84.7**	**$ 232.7**	**$ 249.3**
Investment expenses	(3.8)	(5.6)	(15.5)	(16.9)
Investment income from P&C subsidiaries after investment expenses	**$ 74.0**	**$ 79.1**	**$ 217.2**	**$ 232.4**

Investment income decreased $6.9 million in Q3 06 over Q3 05 (YTD 06: $2.1 million decrease). The YTD 06 figure excludes the non-recurring interest in Q2 05 of $14.5 million related to the 2001 Portfolio Purchase.

Average pre-tax yield on invested assets was 4.9% for Q3 06 compared to 5.1% Q3 05 (YTD 06: 4.9%, compared to YTD 05: 5.0%). This yield is calculated using the investment income of the P&C companies for the period excluding primarily realized gains and losses divided by the average invested assets of the P&C companies calculated monthly including cash equivalents but excluding cash balances.

Investment expenses totalled $3.8 million in Q3 06, down $1.8 million from Q3 05 (YTD 06: $15.5 million, down $1.4 million). Investment expenses of $1.4 million were charged to Corporate & Other in Q3 06. These expenses are primarily asset management charges paid to our in-house investment operations, with an equivalent amount reported as a negative expense in the corporate and other segment; both entries are eliminated on consolidation of the financial statements.

Our investment income segment and the above analysis only includes income on investments in our P&C subsidiaries. Income on investments at the holding company is included in the corporate and other segment.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Investment income	$ 8.5	$ 3.4	$ 24.9	$ 10.7
Commissions and advisory fees	3.6	13.4	27.7	39.3
Revenue	12.1	16.8	52.6	50.0
Commissions	(21.4)	(4.4)	(45.8)	(13.3)
General expenses	19.2	12.4	47.2	35.9
Interest on debt	1.3	2.0	5.3	6.0
Expenses	(0.9)	10.0	6.7	28.6
Income before income taxes	$ 13.0	$ 6.8	$ 45.9	$ 21.4

Corporate and other revenue increased $2.6 million in YTD 06 compared to YTD 05 due to increased investment income resulting primarily from higher interest income on larger cash balances in the holding company, offset by lower mutual fund advisory fees and lower commissions. The commission revenue for the quarter is lower due to a reclassification to commissions expense relating to Q2 06.

Commissions expense is negative due to the inter-company eliminations of commissions paid by our insurance companies to our brokerage companies.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Realized investment and other gains				
Fixed income	$ 3.9	$ 21.7	$ 17.0	$ 57.8
Equities	43.8	38.4	150.9	90.8
Other	(11.9)	6.7	10.3	7.7
Total	$ 35.8	$ 66.8	$ 178.2	$ 156.3
After-tax total	$ 24.5	$ 57.3	$ 119.9	$ 118.6

Realized investment and other gains decreased $31.0 million in Q3 06 over Q3 05 (YTD 06: $21.9 million increase). Fixed income gains dropped primarily as a result of less trading activity. Other gains of $(11.9) million in Q3 06 (YTD 06: $10.3 million) are primarily due to gains and losses on interest related and total return derivatives. The total return derivatives are marked to market through the income statement while the associated investments are carried at

cost. These derivatives had a gain of $2.0 million in YTD 06 while the associated investments had an unrealized loss at September 30, 2006, of $1.5 million. During the quarter, these derivatives had a loss of $8.8 million, and an unrealized gain in the associated investments of $10.4 million.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at September 30, 2006, premium receivables from brokers stood at $128.8 million and $1,248.0 million from policyholders. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders.

Other receivables comprised $204.7 million (December 31, 2005: $195.0 million) from the Facility Association and other industry pools, $31.2 million (December 31, 2005: $31.3 million) from other insurers and $36.0 million (December 31, 2005: $43.2 million) from other.

Investments

The book value of cash and cash equivalents and investments increased by $214.5 million, or 3.0%, to $7.3 billion at September 30, 2006, compared to December 31, 2005.

The following table presents our cash and invested assets as at September 30, 2006 and December 31, 2005.

(in millions of dollars)	**As at September 30, 2006**			**As at December 31, 2005**		
	Book value (BV)	**% of BV**	**Fair value**	**BV**	**% of BV**	**Fair value**
Cash and cash equivalents	$ 12.8	0.2%	$ 12.8	$ 341.1	4.8%	$ 341.1
Short-term notes	763.5	10.5%	763.5	440.4	6.2%	440.4
Fixed income securities	3,260.6	44.8%	3,297.9	3,520.8	49.9%	3,595.8
Commercial mortgages	60.3	0.8%	62.3	70.4	1.0%	73.1
Preferred shares	1,395.5	19.2%	1,439.3	1,257.3	17.8%	1,319.9
Common shares	1,612.2	22.1%	1,664.7	1,266.5	17.9%	1,430.4
Other investments	171.7	2.4%	171.7	165.6	2.4%	165.6
Total investments and cash	$ 7,276.6	100%	$ 7,412.2	$ 7,062.1	100.0%	$ 7,366.3

Our investment objectives remain generally consistent with the objectives presented in the 2005 Annual Information Form. The Company uses derivative financial instruments for hedging purposes, and for the purpose of modifying the risk profile of the investment portfolio, as long as the resulting exposures are within the investment policy guidelines. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into total return swap transactions, investing in investment grade international bonds and using other derivatives to support the management of our fixed-income portfolio.

In Q3 06, $127.0 million of our cash was used to pay off our outstanding debt, owed to an affiliate. Additionally, cash of $14.5 million in the quarter (YTD 06: $49.7 million) was used for net acquisitions of brokerages and books of business which resulted in an increase in goodwill of $9.6 million (YTD 06: $30.1 million) and intangible assets of $6.3 million (YTD 06: $27.0 million).

As at September 30, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately, $36.9 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at September 30, 2006, compared to $16.1 million as at December 31, 2005.

Other investments consist of loans to brokers with a book value of $156.6 million as at September 30, 2006 ($151.4 million as at December 31, 2005), and investments in brokerages with a book value of $15.1 million as at September 30, 2006 ($14.2 million as at December 31, 2005). In addition, there are long-term investments related to investment in brokers which are equity accounted for $44.3 million as at September 30, 2006 ($41.6 million as at December 31, 2005).

Unpaid Claims and Loss Adjustment Expenses

Unpaid claims and loss adjustment expenses, net of reinsurers' share ("claim liabilities") increased by $28.7 million during the first nine months of 2006 to $3,519.8 million at September 30, 2006.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than previously anticipated.

Claims Development

The favourable claims development of all prior accident years during the first nine months of 2006 was $145.6 million, or 4.2%, (Q3 06: $69.1 million) compared to $228.6 million YTD 05 (Q3 05: $93.6 million) with every accident year being favourable. This development came mainly from automobile insurance in the amount of $126.8 million, including $11.8 million from assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. The remaining favourable development came from commercial other in the amount of $30.1 million. Conversely, we experienced $11.2 million of unfavourable development in personal property.

The following table shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to September 30, 2006. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
	2005	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996 & prior-**
Reserve originally estimated	$1,118.8	$1,117.7	$973.2	$838.6	$729.0	$655.5	$587.0	$548.1	$557.2	$1,121.2
Reserve re-estimated as of *										
One year later	$1,070.8	$ 977.2	$908.4	$848.3	$790.4	$655.4	$580.6	$524.5	$433.9	$1,069.6
Two years later		929.6	818.3	848.2	804.2	696.2	607.9	525.7	417.1	1,097.8
Three years later			801.8	834.7	803.2	712.0	637.2	521.1	431.5	1,078.5
Four years later				826.3	791.5	705.1	642.8	535.6	431.9	1,037.9
Five years later					782.3	694.7	644.3	537.0	430.9	1,028.0
Six years later						690.4	630.1	534.4	436.3	1,028.7
Seven years later							626.5	541.3	434.6	1,027.2
Eight years later								538.8	433.5	1,032.4
Nine years later									429.6	1,029.5
Ten years later										1,027.8
Cumulative deficiency (redundancy)	(48.0)	(188.2)	(171.4)	(12.4)	53.3	34.9	39.5	(9.3)	(127.6)	(93.4)
	(4.3)%	(16.8)%	(17.6)%	(1.5)%	7.3%	5.3%	6.7%	(1.7)%	(22.9)%	(8.3)%
Development during Q3 of $(69.1) million	**$(27.1)**	**$(19.4)**	**$(8.5)**	**$(3.4)**	**$(4.3)**	**$(2.8)**	**$(3.3)**	**$(0.9)**	**$(1.0)**	**$1.7**
	(2.4)%	**(1.7)%**	**(0.9)%**	**(0.4)%**	**(0.6)%**	**(0.4)%**	**(0.6)%**	**(0.2)%**	**(0.2)%**	**(0.1)%**
Development during 2006 of $(145.6) million	**$(48.0)**	**$(47.6)**	**$(16.4)**	**$(8.4)**	**$(9.2)**	**$(4.3)**	**$(3.6)**	**$(2.5)**	**$(3.9)**	**$(1.7)**
	(4.3)%	**(4.3)%**	**(1.7)%**	**(1.0)%**	**(1.3)%**	**(0.7)%**	**(0.6)%**	**(0.5)%**	**(0.7)%**	**(0.2)%**
*last diagonal as of September 2006										

Cumulatively, we have experienced favourable development for accident years 2005, 2004, 2003, 2002, 1998, 1997, 1996 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was mainly caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Reinsurance

Policy liabilities ceded to reinsurers were $292.4 million at September 30, 2006 and $347.8 million at December 31, 2005. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. At September 30, 2006, 14.5% (December 31, 2005: 17.7%) of the reinsured policy liabilities were to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements.

In 2006, for multi-risk events or catastrophes, our retention is $25.0 million with a reinsurance coverage limit of $1.25 billion. We retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million. For 2005, our retention was $17.5 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $25.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (September 30, 2006: $226.0 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and policy liabilities take priority over the reinsurer's subordinate creditors.

Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $85.3 million at September 30, 2006 (December 31, 2005: $98.4 million) in support of policy liabilities of $66.4 million at this same date (December 31, 2005: $83.3 million). At September 30, 2006, these amounts included $58.2 million (December 31, 2005: $74.3 million) from an affiliated reinsurer which related to policy liabilities of $42.4 million (December 31, 2005: $61.6 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of November 9, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds approximately 70% of the issued and outstanding common shares and the Special Share.

A Long-Term Incentive Plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests at the end of a three-year performance cycle. The actual award varies based on a performance target driven by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate at September 30, 2006 was 199,731 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 347,030 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the actual award, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

Effective July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The shares are bought on the market by an independent broker and are held by a custodian on behalf of the employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base.

Liquidity

Net cash provided by operating activities was $196.0 million in Q3 06 compared to $175.4 million in Q3 05 (YTD 06: $327.0 million; YTD 05: $451.2 million). Our total cash and cash equivalents were $12.8 million at September 30, 2006.

No significant capital expenditures are currently planned other than on-going software projects for which costs of $11.3 million were capitalized in YTD 06.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at September 30, 2006.

Our outstanding debt of $127.0 million, owed to an affiliate, was repaid in August 2006.

Capital

The Company has sufficient capital to support business growth with our insurance subsidiaries having capital of $672.6 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at September 30, 2006 (December 31, 2005: $718.0 million). The decrease in the MCT is primarily due to the decrease in net unrealized gains. Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results, and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES

(in millions of dollars)		ING Insurance	Nordic Insurance *	ING Novex Ins	Belair Insurance	Trafalgar Insurance	Total
At September 2006							
Total capital available	[a]	$ 1,073.1	$ 977.4	$ 48.0	$ 267.6	$ 59.8	$ 2,426.0
Total capital required	[b]	559.8	486.3	14.2	90.5	18.1	1,168.9
Excess capital	[a] – [b]	$ 513.3	$ 491.1	$ 33.8	$ 177.2	$ 41.7	$ 1,257.1
MCT %	[a] / [b]	191.7%	201.0%	338.3%	295.8%	330.8%	207.5%
Excess at 150%		$ 233.4	$ 247.9	$ 26.7	$ 131.9	$ 32.7	$ 672.6
At December 2005							
Total capital available	[a]	$ 1,028.7	$ 997.0	$ 43.0	$ 233.4	$ 51.9	$ 2,354.0
Total capital required	[b]	546.6	429.8	14.2	82.6	17.4	1,090.6
Excess capital	[a] – [b]	$ 482.1	$ 567.2	$ 28.7	$ 150.8	$ 34.5	$ 1,263.3
MCT %	[a] / [b]	188.2%	232.0%	302.2%	282.6%	298.5%	215.8%
Excess at 150%		$ 208.8	$ 352.3	$ 21.6	$ 109.5	$ 25.8	$ 718.0

* Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006. The above information has been presented as if the amalgamation had occurred on January 1, 2005.

The total amount of dividends available for payment from our subsidiaries during 2006 is $112.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 25 cents per common share for a cumulative amount of $100.3 million in 2006.

In September 2005, ING Canada filed a short-form base shelf prospectus allowing the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period. No debt, preferred, or common shares have been issued under this prospectus.

ING Canada's insurance subsidiaries have a financial strength and long-term counterparty credit rating of A+ from Standard & Poor's. The ING Canada group of companies enjoy a financial strength rating of A+ from A.M. Best and ING Canada Inc. holds a senior unsecured debt rating of A (low) from Dominion Bond Rating Service.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of (1) management and advisory services provided by ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provides additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 36 to 38 of our 2005 Annual Report. These risks remain the same in 2006.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 38 to 40 of our 2005 Annual Report. There are no new critical accounting estimates or assumptions. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal insurance and commercial insurance segments, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Accounting Policies Update

The Company now applies hedge accounting for certain new hedging instruments, as described in note 1 to the accompanying interim consolidated financial statements (unaudited).

Effective January 1, 2007, the Company will apply the new provisions of the Canadian Institute of Chartered Accountants handbook on accounting for financial instruments. The new sections will affect the accounting for financial instruments and hedges and will introduce the new comprehensive income statements. Under the new rules, most of the financial assets previously recorded at cost will then be marked to market. Consequently, the claim liabilities will then be discounted using a market rate instead of a book rate. These changes are not expected to have a significant impact on the MCT.

The Company expects to classify the majority of its investments as available for sale. The corresponding changes in market value will be reflected in other comprehensive income. The unrealized gains and losses as at January 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

To reduce income statement volatility, the Company intends to classify at fair value through income a portion of its investments to back actuarial liabilities. The unrealized gains and losses as at January 1, 2007, will be accounted for as an adjustment to retained earnings.

Recent Developments

There have been no notable developments subsequent to September 30, 2006.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

Interim consolidated financial statements (unaudited)

ING Canada Inc.

September 30, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands of dollars)

	As at September 30 2006	As at December 31 2005
Assets		
Cash and cash equivalents	$ 12,806	$ 341,138
Investments (note 2)	7,263,812	6,720,965
Accrued investment income	49,643	50,100
Due from affiliated companies (note 5)	6,456	230
Premium and other receivables	1,648,727	1,518,511
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	274,054	330,519
Reinsurers' share of unearned premiums (note 4)	18,349	17,279
Deferred acquisition costs	399,721	381,992
Income taxes receivable	81,419	55,684
Other assets	197,517	182,119
Long-term investments	44,265	41,587
Future income tax assets	85,904	141,101
Intangible assets (note 7)	59,728	36,948
Goodwill (note 7)	138,472	108,362
	$ 10,280,873	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 801,054	$ 815,674
Due to affiliated companies (note 5)	-	2,968
Income taxes payable	34,247	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,793,918	3,821,609
Unearned premiums (note 4)	2,303,173	2,194,837
Unearned reinsurance commissions	4,452	4,129
Debt outstanding	-	127,000
	6,936,844	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	92,751	89,713
Retained earnings	2,067,432	1,619,054
	3,344,029	2,892,613
	$ 10,280,873	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written	$ 1,038,132	$ 1,006,522	$ 3,026,781	$ 2,999,883
Net premiums written	$ 1,013,701	$ 983,753	$ 2,954,311	$ 2,879,582
Revenue				
Net premiums earned	$ 954,453	$ 955,021	$ 2,847,046	$ 2,878,858
Investment income	86,391	88,103	257,633	259,967
Net realized investment and other gains	35,757	66,811	178,219	156,307
Commissions and advisory fees	3,641	13,399	27,734	39,387
	1,080,242	1,123,334	3,310,632	3,334,519
Expenses				
Claims and loss adjustment expenses	576,521	561,965	1,631,854	1,622,462
Commissions (note 5)	139,200	156,418	457,439	488,204
Premium taxes	33,894	33,474	99,162	100,961
General expenses	110,580	100,123	334,036	295,272
	860,195	851,980	2,522,491	2,506,899
Interest on debt outstanding	1,328	1,991	5,309	5,972
Income before income taxes	218,719	269,363	782,832	821,648
Income taxes (note 6)	61,884	66,565	234,155	236,747
Net income	$ 156,835	$ 202,798	$ 548,677	$ 584,901
Basic and diluted earnings per share	$ 1.17	$ 1.52	$ 4.10	$ 4.38
Basic and diluted average number of common shares (in thousands)	133,732	133,732	133,732	133,483

See accompanying notes to interim consolidated financial statements

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

(in thousands of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Share capital				
Balance, beginning of period	$ 1,183,846	$ 1,183,846	$ 1,183,846	$ 1,052,290
Common shares issued	-	-	-	136,032
Share issuance costs, net of income taxes	-	-	-	(4,476)
Balance, end of period	1,183,846	1,183,846	1,183,846	1,183,846
Contributed surplus				
Balance, beginning of period	91,623	84,074	89,713	83,336
Stock-based compensation (note 9)	1,128	369	3,038	1,107
Balance, end of period	92,751	84,443	92,751	84,443
Retained earnings				
Balance, beginning of period	1,944,030	1,262,837	1,619,054	923,983
Net income	156,835	202,798	548,677	584,901
Dividends paid	(33,433)	(21,731)	(100,299)	(65,194)
Other	-	-	-	214
Balance, end of period	2,067,432	1,443,904	2,067,432	1,443,904
Total shareholders' equity	$ 3,344,029	$ 2,712,193	$ 3,344,029	$ 2,712,193

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Operating activities				
Net income	$ 156,835	$ 202,798	$ 548,677	$ 584,901
Adjustments to determine cash provided by operating activities:				
Unearned premiums and unpaid claims and loss adjustment expenses, net	105,674	44,288	136,040	2,267
Net realized investment and other gains	(35,757)	(66,811)	(178,219)	(156,307)
Deferred acquisition costs, net	(10,857)	(6,647)	(17,406)	(7,937)
Future income taxes	(10,863)	(4,811)	47,770	17,763
Amortization	369	9,967	7,903	26,475
Increase (decrease) in loan provision	92	(4,500)	146	(4,500)
Other, net	814	(135)	876	(943)
Changes in other operating assets and liabilities	(10,263)	1,265	(218,819)	(10,542)
Cash provided by operating activities	196,044	175,414	326,968	451,177
Investing activities				
Proceeds from sale of investments (note 11)	4,283,491	2,743,505	13,991,732	8,451,826
Purchase of investments (note 11)	(4,460,971)	(2,574,138)	(14,354,253)	(8,436,064)
Purchase of brokerages and books of business, net	(14,477)	(21)	(49,677)	(12,391)
Proceeds from sale and leaseback of properties	174	-	29,977	-
Purchase of property and equipment and other, net	(16,634)	(7,986)	(45,780)	(27,214)
Cash (used in) provided by investing activities	(208,417)	161,360	(428,001)	(23,843)
Financing activities				
Dividends paid	(33,433)	(21,731)	(100,299)	(65,194)
Proceeds from capital issuance	-	-	-	136,032
Debt repayment	(127,000)	-	(127,000)	(129,230)
Share issuance costs	-	-	-	(6,802)
Cash used in financing activities	(160,433)	(21,731)	(227,299)	(65,194)
Net (decrease) increase in cash and cash equivalents	(172,806)	315,043	(328,332)	362,140
Cash and cash equivalents, beginning of period	185,612	129,570	341,138	82,473
Cash and cash equivalents, end of period	$ 12,806	$ 444,613	$ 12,806	$ 444,613
Supplemental cash flow information:				
Income taxes paid	$ 65,316	$ 67,534	$ 245,668	$ 317,620
Interest paid on debt outstanding	3,982	3,982	7,963	7,963

See accompanying notes to interim consolidated financial statements

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

The usage of derivative financial instruments was expanded in 2006. Derivative financial instruments are used for risk management (non-trading) purposes and for trading purposes. Currency swaps and forwards, and total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

(iii) Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arrive.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(in thousands of dollars)

1. Basis of presentation (continued)

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1	As at September 30, 2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 763,477	$ 763,477	$ -	$ -
Fixed income securities [a]				
Investment grade				
Government and government-guaranteed	2,000,896	2,026,316	26,324	904
Corporate	952,662	965,561	15,690	2,791
Asset-backed	303,293	303,336	1,185	1,142
Below investment grade	3,771	2,686	-	1,085
Total fixed income securities	3,260,622	3,297,899	43,199	5,922
Mortgage loans	60,261	62,282	2,021	-
Preferred shares				
Investment grade	1,362,444	1,405,695	53,416	10,165
Below investment grade	33,109	33,570	1,808	1,347
Total preferred shares	1,395,553	1,439,265	55,224	11,512
Common shares	1,612,166	1,664,736	117,982	65,412
Other investments	171,733	171,733	-	-
	$ 7,263,812	$ 7,399,392	$ 218,426	$ 82,846

(In thousands of dollars)

2. Investments (continued)

Table 2.2	As at December 31, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [(a)]				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements with a book value of $97,090 at September 30, 2006 (December 31, 2005 - $31,618) and a fair value of $94,527 at September 30, 2006 (December 31, 2005 - $30,081).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at September 30, 2006		As at December 31, 2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 74,157	$ 72,222	$ 30,401	$ 34,180
Short positions	73,245	71,968	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At September 30, 2006, the book value of the collateral was $68,837 (December 31, 2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three and nine month periods ended September 30, 2006 were $3,848 and $13,457, respectively ($6,049 and $6,111, respectively, in 2005).

(in thousands of dollars)

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company.

Table 3.1	As at September 30, 2006			As at December 31, 2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ 1,424	$ -	$ 1,424	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	15	-	15	-	18	(18)
Currency forwards sold	-	33	(33)	86	-	86
Currency swaps	2,297	-	2,297	3,003	-	3,003
Total return swaps	967	64	903	-	-	-
Held for trading purposes						
Interest rate contracts						
Options purchased	267	-	267	-	-	-
Options written	-	85	(85)	-	-	-
Swaps	117	168	(51)	-	-	-
Total return swaps	10	-	10	-	-	-
	$ 5,097	$ 350	$ 4,747	$ 3,089	$ 18	$ 3,071

Tables 3.2 and 3.3 summarize the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	As at September 30, 2006			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ -	$ -	$ 51,391	$ 51,391
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	10,807	-	-	10,807
Currency forwards sold	24,256	-	-	24,256
Currency swaps	4,320	1,504	3,771	9,595
Total return swaps	406,449	-	-	406,449
Held for trading purposes				
Interest rate contracts				
Options purchased	60,993	-	-	60,993
Options written	22,766	-	-	22,766
Swaps	55,900	525,788	-	581,688
Futures bought	274,532	-	-	274,532
Futures sold	130,783	-	-	130,783
Total return swaps	-	27,950	-	27,950
	$ 990,806	$ 555,242	$ 55,162	$ 1,601,210

(in thousands of dollars)

3. Derivative financial instruments (continued)

Table 3.3	As at December 31, 2005			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ -	$ -	$ -	$ -
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	5,922	-	-	5,922
Currency forwards sold	28,605	-	-	28,605
Currency swaps	4,320	1,718	8,504	14,542
Total return swaps	-	-	-	-
Held for trading purposes				
Interest rate contracts				
Options purchased	-	-	-	-
Options written	-	-	-	-
Swaps	-	-	-	-
Futures bought	-	-	-	-
Futures sold	-	-	-	-
Total return swaps	-	-	-	-
	$ 38,847	$ 1,718	$ 8,504	$ 49,069

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Table 4.1 presents unpaid claims and loss adjustment expenses.

Table 4.1	As at September 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 1,741,741	$ 33,446	$ 1,754,126	$ 42,401
Auto: personal accident	723,164	24,734	717,743	29,557
Auto: other	83,941	238	86,594	1,124
Property	489,090	99,314	504,521	136,948
Liability	750,047	115,424	754,257	119,636
Other	5,935	898	4,368	853
	$ 3,793,918	$ 274,054	$ 3,821,609	$ 330,519

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

(in thousands of dollars)

4. Policy liabilities (continued)

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	As at September 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 612,959	$ 687	$ 572,700	$ 647
Auto: personal accident	199,792	68	186,665	60
Auto: other	557,390	24	520,354	7
Property	756,510	3,482	730,386	3,680
Liability	153,203	4,095	158,876	3,238
Other	23,319	9,993	25,856	9,647
	$ 2,303,173	$ 18,349	$ 2,194,837	$ 17,279

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount.

There was no premium deficiency at the consolidated balance sheet dates.

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received as established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Ceded premiums earned	$ 4,997	$ 12,222	$ 13,115	$ 36,930
Ceded claims and loss adjustment expenses	4,119	47,446	6,909	71,838
Loss (income) before income taxes	$ 878	$ (35,224)	$ 6,206	$ (34,908)

(in thousands of dollars)

5. Related party transactions (continued)

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Advisory fee income	$ 182	$ 994	$ 540	$ 5,822
Management and advisory expenses	4,416	4,348	13,169	13,277
Interest expense	1,328	1,991	5,309	5,972

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at September 30, 2006	As at December 31, 2005
Reinsurance receivable	$ 6,456	$ 230
Interest and other payables	-	2,968
	$ 6,456	$ (2,738)

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $61,200 as at September 30, 2006 ($63,386 as at December 31, 2005) and commission expense of $6,873 and $23,495 for the three and nine month periods ended September 30, 2006, respectively ($5,558 and $20,576, respectively, in 2005).

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
	%	%	%	%
Income tax expense calculated at statutory tax rates	34.5	34.5	34.5	34.5
Increase (decrease) in income tax rates resulting from:				
Non-taxable dividend income	(4.8)	(3.8)	(3.9)	(3.3)
Non-deductible expenses	0.3	0.4	0.3	0.4
Tax-asset recovery not previously recorded	-	(3.6)	-	(1.5)
Non-taxable portion of capital gains	(0.4)	(2.9)	(0.4)	(1.3)
Other (net)	(1.3)	0.1	(0.6)	-
Effective income tax rate	28.3	24.7	29.9	28.8

(in thousands of dollars)

7. *Acquisitions and divestitures*

On April 1, 2006, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB), an enterprise operating in the corporate and other segment, for an approximate cash consideration of $32,686. The results of GPIB, since the acquisition date, have been included in the Company's interim consolidated statements of income for the three and nine month periods ended September 30, 2006. The purchase price has been allocated substantially to intangible assets (customer relationships), future income tax liabilities and goodwill for amounts of $18,320, $6,007 and $20,288, respectively.

As a result of other acquisitions and divestitures made by subsidiaries of the Company during the first nine months of 2006 and amounting to a net cash consideration of $16,991, intangible assets (customer relationships and contracts) and goodwill have increased by $8,682 and $9,822, respectively.

8. Employee future benefits

The Company recorded defined benefit pension expense of $59 and $179 for the three and nine month periods ended September 30, 2006, respectively (income of $751 and $2,059, respectively, in 2005). For the defined contribution plans, the expense and the employer contributions were $472 and $1,203 for the three and nine month periods ended September 30, 2006, respectively ($534 and $1,480, respectively, in 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $179 and $533 for the three and nine month periods ended September 30, 2006, respectively ($218 and $649, respectively, in 2005).

9. Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares restricted for transfer. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at September 30, 2006, the estimate is 199,731 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 347,030 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the payout, the Company intends to purchase common shares in the market in an amount equal to the number of vested units.

Since July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The common shares are bought on the market by an independent broker each month and are held by a custodian on behalf of the employees. The common shares bought with the Company's contributions vest upon continued employment for a period of twelve months. During the quarter, 32,208 common shares were purchased by the independent broker on behalf of the employees under the ESPP. From those shares, 10,718 are unvested on September 30, 2006.

9. Stock-based compensation (continued)

The amount charged to compensation expense for these plans was $1,378 and $3,038 for the three and nine month periods ended September 30, 2006, respectively ($386 and $1,159, respectively, in 2005). The expense for the LTIP is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target. The Company's contributions under the ESPP are accrued when payable and are expensed over the vesting period of the unvested common shares.

10. Segmented information

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company brokerage operations including related long-term investments, the Company's investment management company and intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations as well as non-recurring items such as acquisitions whose effects are not allocated to any other segment.

(in thousands of dollars)

10. Segmented information (continued)

Table 10.1 presents figures per segment.

Table 10.1	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Revenue				
Net premiums earned				
Personal insurance	$ 672,464	$ 668,587	$ 1,997,658	$ 2,009,789
Commercial insurance	281,989	286,434	849,388	869,069
Investments	77,834	84,661	232,708	249,294
Total P&C insurance	1,032,287	1,039,682	3,079,754	3,128,152
Corporate and other	12,198	16,841	52,659	50,060
Realized investment and other gains	35,757	66,811	178,219	156,307
Total revenue	$ 1,080,242	$ 1,123,334	$ 3,310,632	$ 3,334,519
Income before income taxes				
Underwriting income				
Personal insurance	$ 58,563	$ 73,526	$ 199,992	$ 268,830
Commercial insurance	37,367	43,193	141,523	142,631
Investments	73,986	79,040	217,174	232,392
Total P&C insurance	169,916	195,759	558,689	643,853
Corporate and other	13,046	6,793	45,924	21,488
Realized investment and other gains	35,757	66,811	178,219	156,307
Total income before income taxes	$ 218,719	$ 269,363	$ 782,832	$ 821,648

	As at September 30, 2006	As at December 31, 2005
Assets		
P&C insurance [(a)]	$ 9,307,553	$ 9,066,267
Corporate and other [(b)]	973,320	860,268
Total assets	$ 10,280,873	$ 9,926,535

	For the three months ended September 30, 2006	For the nine months ended September 30, 2006	For the year ended December 31, 2005
Increase of goodwill			
P&C insurance	$ -	$ -	$ -
Corporate and other	9,569	30,110	17,246
Total increase of goodwill	$ 9,569	$ 30,110	$ 17,246

(a) Includes goodwill of $74,411 at September 30, 2006 and at December 31, 2005
(b) Includes goodwill of $64,061 at September 30, 2006 ($33,951 at December 31, 2005)

(In thousands of dollars)

11. Comparative figures

In 2005, the Company changed its definition of cash equivalents. As at September 30, 2005, such change resulted in a reclassification of $270,766 between cash equivalents and investments. Interim consolidated statements of cash flows for the three and nine month periods ended September 30, 2005 were changed accordingly by a decrease of amortization of net premiums on fixed income securities of $1,522 and $4,256, respectively, and by an increase of proceeds from sale of investments and of purchase of investments respectively of $645,502 and $652,342 for the three months ended September 30, 2005 and of $2,018,186 and $2,009,956 for the nine months ended September 30, 2005.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

Management's Responsibility for Financial Reporting

Management is responsible for the preparation and presentation of the consolidated financial statements of ING Canada Inc. and its subsidiaries, collectively known as "the Company". This responsibility includes selecting appropriate accounting policies and making estimates and informed judgments based on the anticipated impact of current transactions, events and trends, consistent with Canadian generally accepted accounting principles.

In meeting its responsibility for the reliability of consolidated financial statements, the Company maintains and relies on a comprehensive system of internal control comprising organizational procedural controls and internal accounting controls. The Company's system of internal control includes the communication of policies and of the Company's Code of Conduct, comprehensive business planning, proper segregation of duties, delegation of authority for transactions and personal accountability, selection and training of personnel, safeguarding of assets and maintenance of records. The Company's internal auditors review and evaluate the system of internal control.

The Company's Board of Directors, acting through the Audit and Risk Review Committee, which is composed entirely of directors, who are neither officers nor employees of the Company, oversees management's responsibility for the design and operation of effective financial reporting and internal control systems, the preparation and presentation of financial information and the management of risk areas.

The Audit and Risk Review Committee conducts such review and inquiry of management and the internal and external auditors as it deems necessary to establish that the Company employs an appropriate system of internal control, adheres to legislative and regulatory requirements and applies the Company's Code of Conduct. The internal and external auditors, as well as the Actuary, have full and unrestricted access to the Audit and Risk Review Committee, with and without the presence of management.

Pursuant to the Insurance Companies Act of Canada or to Quebec's Part IA of the Companies Act ("*the Acts*"), the Actuary, who is a member of management, is appointed by the Board of Directors. The Actuary is responsible for discharging the various actuarial responsibilities required by the Acts and conducts a valuation of policy liabilities, in accordance with Canadian generally accepted actuarial standards, reporting his results to management and the Audit and Risk Review Committee.

The Office of the Superintendent of Financial Institutions Canada for the federally regulated property and casualty ("P&C") subsidiaries and L'Autorité des Marchés Financiers for the Quebec regulated P&C subsidiary make such examinations and inquiries into the affairs of the P&C subsidiaries as deemed necessary.

The Company's external auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an independent audit of the consolidated financial statements of the Company and meet separately with both management and the Audit and Risk Review Committee to discuss the results of their audit, financial reporting and related matters. The auditors' report to shareholders appears on page 45.

Claude Dussault
President and Chief Executive Officer

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

Auditors' Report

TO: THE SHAREHOLDERS OF ING CANADA INC.

We have audited the consolidated balance sheets of ING Canada Inc. (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 15, 2005

ERNST & YOUNG LLP
Chartered Accountants

Consolidated Balance Sheets

As at December 31

(in thousands of dollars)	2004	2003
Assets		
Cash and cash equivalents (Note 3)	$ 357,213	$ 104,659
Investments (Note 4)	6,010,405	3,861,546
Accrued investment income	43,266	24,672
Premium and other receivables	1,642,362	1,447,590
Reinsurers' share of unpaid claims and adjustment expenses (Notes 6 and 7)	687,201	696,123
Reinsurers' share of unearned premiums (Notes 6 and 7)	78,199	206,649
Deferred acquisition costs	389,688	324,860
Income taxes receivable	2,591	–
Other assets (Note 11)	127,543	111,435
Long-term investments (Note 14)	48,108	48,517
Future income taxes (Note 9)	148,488	36,372
Goodwill (Note 10)	91,116	44,362
Intangible assets (Note 10)	36,944	–
	$ 9,663,124	$ 6,906,785
Liabilities		
Payables and other liabilities	$ 669,604	$ 442,195
Due to affiliated companies (Note 8)	3,025	19,054
Income taxes payable	100,913	65,335
Unpaid claims and adjustment expenses (Note 6)	4,222,961	2,941,978
Unearned premiums (Note 6)	2,340,997	1,914,342
Unearned reinsurance commissions	9,785	51,727
Debt outstanding (Note 15)	256,230	483,082
	$ 7,603,515	$ 5,917,713
Shareholders' Equity		
Share capital (Note 16)	$ 1,052,290	$ 605,905
Contributed surplus	83,336	83,336
Retained earnings	923,983	299,831
	$ 2,059,609	$ 989,072
	$ 9,663,124	$ 6,906,785

See accompanying notes

On behalf of the Board

Claude Dussault
Director

Michael Mackenzie
Director

Consolidated Statements of Income

For the Years ended December 31

(in thousands of dollars except for per share amounts)	2004	2003
Direct premiums written	$ 3,575,900	$ 3,443,765
Net premiums written	3,608,990	2,966,609
Revenue		
Net premiums earned	3,364,563	2,760,897
Investment income (Note 14)	267,000	213,973
Realized investment and other gains	132,418	32,134
Commission and advisory fees	16,905	8,355
	$ 3,780,886	$ 3,015,359
Expenses		
Claims and loss adjustment expenses	1,905,545	1,880,825
Commissions	614,379	510,174
Premium taxes	116,794	103,261
General expenses	276,681	281,584
	$ 2,913,399	$ 2,775,844
Interest on debt outstanding	11,715	12,550
Income Before Income Taxes	855,772	226,965
Income Taxes (Note 9)		
Current	270,469	74,129
Future	(38,849)	2,349
	$ 231,620	$ 76,478
Net Income	$ 624,152	$ 150,487
Earnings per share (Note 17)		
Basic	$ 6.51	$ 1.61
Diluted	6.49	1.61

See accompanying notes

Consolidated Statements of Changes in Shareholders' Equity

For the Years ended December 31

(in thousands of dollars)	2004	2003
Common shares		
Balance, beginning of year	$ 605,905	$ 605,905
Capital issued (Note 16)	906,880	–
Reduction of capital (Note 16)	(428,684)	–
Share issuance costs, net of income taxes	(31,811)	–
Balance, end of year	1,052,290	605,905
Contributed surplus		
Balance, beginning and end of year	83,336	83,336
Retained earnings		
Balance, beginning of year	299,831	149,344
Net income	624,152	150,487
Balance, end of year	$ 923,983	$ 299,831
Total Shareholders' Equity	$ 2,059,609	$ 989,072

See accompanying notes

Consolidated Statements of Cash Flows

For the Years ended December 31

(in thousands of dollars)	2004	2003
Operating Activities		
Net income	$ 624,152	$ 150,487
Adjustments to determine cash provided by operating activities:		
Amortization of property and equipment	12,685	14,332
Amortization of intangible assets	305	–
Amortization of premiums and discounts on fixed income securities	19,224	19,318
Net income from long-term investments	(8,098)	(3,528)
Realized investment and other gains	(132,418)	(32,134)
Deferred acquisition costs, net	(64,571)	(32,093)
Future income taxes, net	(38,135)	(4,330)
Unpaid claims and adjustment expenses, net	573,537	234,644
Unearned premiums, net	244,427	205,711
Changes in other operating assets and liabilities	155,756	19,598
Cash provided by operating activities	$ 1,386,864	$ 572,005
Investing Activities		
Proceeds from sale of investments	10,743,137	7,270,313
Purchase of investments	(11,721,330)	(7,819,206)
Purchase of property and equipment, net	(14,215)	(8,024)
Proceeds from sale of long-term investments and assets held for resale, net	6,615	40,833
Net cash used in the acquisition of Allianz (Note 18)	(359,312)	–
Cash used in investing activities	$ (1,345,105)	$ (516,084)
Financing Activities		
Dividends received	7,795	4,085
Debt repayment	(226,852)	(19,400)
Proceeds from capital issuance	906,880	–
Share issuance costs	(48,344)	–
Reduction of capital	(428,684)	–
Cash provided by (used in) financing activities	$ 210,795	$ (15,315)
Net Increase in Cash and Cash Equivalents	$ 252,554	$ 40,606
Cash and Cash Equivalents, Beginning of Year	104,659	64,053
Cash and Cash Equivalents, End of Year	$ 357,213	$ 104,659
Supplemental Cash Flow Information:		
Income taxes paid (recovered)	$ 243,781	$ (15,916)
Interest paid on debt outstanding	13,433	11,769

See accompanying notes

Notes to Consolidated Financial Statements

(All amounts in thousands of dollars except for per share amounts)

1. STATUS OF THE COMPANY

ING Canada Inc. (the "Company") was incorporated under the *Canada Business Corporations Act*. The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada, The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Belair Insurance Company Inc. and Equisure Financial Network Inc., as well as those subsidiaries acquired in 2004 being Allianz of Canada, Inc. ("Allianz") and its principal subsidiaries, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada and Canada Brokerlink Inc. (note 18).

The Company is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of the amalgamating companies had always been amalgamated. Immediately prior to the amalgamation, the share capital of ING Canada Holdings Inc. was reduced and all of the previously issued and outstanding preferred shares were redeemed in exchange for promissory notes in the aggregate principal amount of $687,766.

The Company completed an initial public offering on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858,536, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement for the prospectus, an over-allotment option was granted that was exercised subsequent to December 31, 2004 for which 5,232,000 additional shares were issued and net proceeds were received of $129,230 (note 23).

Subsequent to the closing of the offering, ING Groep N.V. ("ING Groep") both as a shareholder of common shares and the Special Share (note 16) and a party to the Co-Operation Agreement has significant influence over the ongoing business and operation of the Company. The Co-Operation Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported

amounts of revenue and expenses for the year, as well as the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. These estimates are subject to uncertainty. Significant estimates include the determination of impairment (notes 4 and 10), policy liabilities (note 6), income taxes (note 9), employee future benefits (note 13), the allocation of the purchase price (note 18) and contingencies (note 19). Changes in estimates are recorded in the accounting period in which they are determined.

Further, the accounting policies used to prepare the financial statements of the Company's regulated insurance subsidiaries must also comply with the accounting requirements of their respective regulators. The significant accounting policies used in preparing these consolidated financial statements, including those specified by the insurance regulators, are in all material respects, in accordance with Canadian GAAP and are summarized below. These policies have been consistently applied.

a) **Basis of consolidation**

The Company consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when recognized, while expected losses on "other-than-temporary" impairments are recognized immediately.

b) **Cash and cash equivalents**

Cash and cash equivalents include highly liquid investments which have a term to maturity of three months or less at the consolidated balance sheet dates. They are carried at amortized cost, which approximates fair value.

c) **Investments and investment income**

Fixed income securities are recorded at amortized cost, providing for the amortization of premiums and discounts to the consolidated statements of income on an effective yield basis. Shares and trust units are recorded at cost. Loans are presented net of an allowance for loan losses.

The book value of an investment is written down and the write-down is reflected in the consolidated statements of income when there is evidence of an "other-than-temporary" decline in the value of an investment.

Interest income is recognized as earned and dividends are recognized on the ex-dividend date. Gains and losses on disposition are recorded in the consolidated statements of income when investments are sold and are calculated based on average cost.

d) **Foreign currency translation**

Assets, liabilities, revenues and expenses arising from a foreign currency transaction are translated into Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary items denominated in a foreign currency are adjusted to reflect the exchange rate at December 31 and the foreign currency adjustments are reflected in the consolidated statements of income. Realized gains and losses on foreign currency transactions are recognized in the consolidated statements of income at the transaction date.

e) **Financial instruments**

The Company uses derivative financial instruments solely for risk management purposes. Derivatives used are forward contracts and swap agreements. All derivative financial instruments are recognized in the consolidated balance sheets and are measured at fair value, with changes in the fair value reflected in the consolidated statements of income.

The preferred shares which were fully redeemed in 2004 (note 15) were classified as debt outstanding due to a contractual obligation of the issuer either to deliver cash or another financial asset to the holder or to exchange another financial instrument with the holder under conditions that were potentially unfavourable to the issuer. Any dividends paid on these shares would have been charged to the consolidated statements of income.

f) **Revenue recognition**

Premiums written or assumed are deferred as unearned premiums and recognized as revenue on a pro rata basis over the terms of the underlying policies, usually twelve months and no longer than twenty-four months. Commission income and advisory fees are recorded on an accrued basis.

g) **Policy liabilities**

Policy liabilities consist of unearned premiums and the provision for unpaid claims and adjustment expenses. Unearned premiums are calculated as the unexpired portion of the premiums written on a pro rata basis. The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. The provision for unpaid claims and adjustment expenses is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice.

The Actuary, using appropriate actuarial techniques, evaluates the adequacy of policy liabilities.

h) **Deferred acquisition costs**

Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect to these premiums. They are amortized on the same basis as the premiums are recognized in the consolidated statements of income.

Commissions paid to brokers and dealers on the sale of mutual fund securities are deferred and amortized on a straight-line basis over six years starting on the date when the sale transaction is recorded.

i) **Reinsurance**

The Company presents third party reinsurance balances on the consolidated balance sheets on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the consolidated statements of income. The estimates for the reinsurers' share of unpaid claims and adjustment expenses are presented as an asset and are determined on a basis consistent with the related unpaid claims and adjustment expenses.

j) **Property and equipment**

Property and equipment are carried at cost less accumulated amortization. Amortization rates are established to depreciate the cost of the assets over their estimated useful lives. Amortization methods and rates are shown below.

	Method	Rate or term
Buildings	Declining balance	3% – 8%
Computer equipment	Straight-line	30 – 36 months
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Terms of related leases

k) **Employee future benefits**

For defined benefit pension and other retirement plans, the accrued benefit obligations, net of the fair values of plan assets and unamortized items, are accrued. The unamortized items are the past service cost, the transitional asset/obligation, the transitional valuation allowance and the net actuarial gains or losses. To match costs and services, these items are amortized on a straight-line basis over the expected average remaining service lifetime ("EARSL") of active members expected to receive benefits under the plans. Changes in the valuation allowance are not deferred.

For each plan, the Company has adopted the following policies:

(i) The actuarial determination of the accrued obligations for pensions and other retirement benefits uses the projected benefit method based on services provided by employees and management's best estimate assumptions.

(ii) For the purpose of calculating the expected return on plan assets, plan assets are valued at fair value.

(iii) Only gains or losses in excess of 10% of the greater of the accrued benefit obligations or the fair value of plan assets are amortized over EARSL.

(iv) Past service costs arising from plan amendments are amortized on a straight-line basis over EARSL.

(v) The Company amortizes the transitional asset/obligation arising from the adoption on January 1, 2000, of The Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3461 using the prospective application method on a straight-line basis over EARSL as of January 1, 2000.

(vi) When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

l) Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the provision for income taxes is calculated based on income tax laws and rates substantively enacted as at the consolidated balance sheet dates. The income tax provision is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting book values of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not.

The consolidated statements of income contain items that are non-taxable or non-deductible for income tax purposes, which cause the income tax provision to differ from what it would have been if based on statutory rates.

m) Goodwill and intangible assets

For acquisitions completed subsequent to July 1, 2001, the excess of the purchase price over the fair value of the underlying net tangible assets is initially allocated to intangible assets, as appropriate, and the residual to goodwill. An intangible asset is recognized apart from goodwill when it results from contractual or other legal rights or when it is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged. Finite life intangible assets are amortized to the consolidated statements of income over their useful lives whereas infinite life intangible assets and goodwill are not subject to amortization. Goodwill is tested annually for impairment of value on a reporting unit basis. Judgment is required to identify reporting units with similar economic characteristics and to select a valuation model. Accordingly, the Company assesses the book value of its net assets on this basis. Impairment, if any, identified through this assessment is charged to the consolidated statements of income as a result of a reduction in the book value of the goodwill.

n) Earnings per share

Earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the holders of securities or contracts entitling them to obtain common shares in exchange for their securities or contracts exercised their right to obtain common shares.

o) Significant accounting changes

In 2004, the Company adopted the provisions of the CICA's amended Handbook Section 3461 – "Employee Future Benefits" which requires additional disclosures for employment future benefit plans as disclosed in note 13.

The Company also adopted the provisions contained in the CICA Emerging Issues Committee EIC 128 – "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", which requires that freestanding derivative financial instruments, including those that are not designated or effective as part of a hedging relationship, be recognized in the consolidated balance sheets as other assets or other liabilities and measured at fair value, with changes in fair value recognized in the consolidated statements of income.

The impact of these changes was not significant to the consolidated financial statements.

3. CASH AND CASH EQUIVALENTS

For the purpose of meeting short-term cash commitments, the Company maintains short-term investments in highly liquid money market securities maturing in three months or less, referred to as cash equivalents. At December 31, 2004, the Company had $437,031 in cash equivalents (2003 – $213,232). Cash equivalents are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. Consequently, their fair value is assumed to approximate their book value. Cash and cash equivalents in the consolidated balance sheets are presented net of bank overdrafts.

4. INVESTMENTS

Table 4.1

	2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]	$ 3,685,099	$ 3,776,547	$ 93,535	$ 2,087
Investment grade				
Government and government guaranteed	1,791,377	1,840,483		
Corporate	1,187,346	1,220,931		
Asset-backed	523,381	531,900		
Below investment grade	182,995	183,233		
Mortgage loans	78,699	83,287	4,588	
Preferred shares	1,069,629	1,136,337	69,740	3,032
Investment grade	885,311	936,359		
Below investment grade	184,318	199,978		
Common shares [b]	997,707	1,077,195	90,622	11,134
Other investments [c]	179,271	179,271		
	$ 6,010,405	$ 6,252,637	$ 258,485	$ 16,253

Table 4.2

	2003			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]	$ 1,660,408	$ 1,690,317	$ 31,829	$ 1,920
Investment grade				
Government and government guaranteed	960,680	974,841		
Corporate	430,081	441,635		
Asset-backed	217,125	221,071		
Below investment grade	52,522	52,770		
Mortgage loans	113,052	117,949	4,897	
Preferred shares	1,096,835	1,152,060	59,423	4,198
Investment grade	911,051	948,443		
Below investment grade	185,784	203,617		
Common shares [b]	782,369	846,137	75,177	11,409
Other investments [c]	208,882	208,882		
	$ 3,861,546	$ 4,015,345	$ 171,326	$ 17,527

(a) Fixed income securities include private placements and fixed income units of ING Funds. The book value of the private placements was $38,764 at December 31, 2004 (2003 – $45,240). The book value of the fixed income units was $16,318 at December 31, 2004 (2003 – $16,318).

(b) Common shares include equity units of ING Funds. The book value of these units was $138,730 at December 31, 2004 (2003 – $140,776).

(c) Other investments include loans and strategic investments.

The Company has an investment policy and applies the prudent person approach to investment management. Management monitors compliance with that policy. The majority of the investment portfolio is invested in well-established, active and liquid markets. Fair values for most investments are determined by reference to quoted market prices. In cases where an active market does not exist, fair values are estimated by reference to recent transactions or current market prices for similar investments.

To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. For investments in common and preferred shares, management evaluates whether their expectations have not changed such that the fair value of these securities is not adversely affected other than on a temporary basis. For fixed income securities, management assesses the expected future cash flows and, where necessary, the net realizable amounts of assets provided as collateral. As a result of the foregoing assessments, impairments for the year in the aggregate amount of $6,950 (2003 – $29,673) were recorded.

The Company has invested in some common shares and income trust units pursuant to a market neutral strategy so as to maximize value added from active management. This strategy consists of having both long and short equity positions. These positions are not held for short-term investing purposes, but may nevertheless be changed in anticipation of, or in response to, better market opportunities. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 4.3 summarizes the Company's long and short positions under the market neutral strategy.

Table 4.3	2004		2003	
	Book value	Fair value	Book value	Fair value
Long positions	$ 41,266	$ 42,082	$ 24,414	$ 25,983
Short positions	(38,035)	(41,587)	(25,693)	(26,117)

The Company provides collateral as security for funds received pursuant to the sale of short securities. At December 31, 2004, the book value of the collateral was $39,641 (2003 – $25,057).

a) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Company to incur a financial loss. Credit risk mostly arises from investments in fixed income securities and preferred shares.

The Company's investment policy requires that, at the time of the investment, fixed income securities have a minimum credit rating of BBB and preferred shares have a minimum credit rating of P3. Management monitors subsequent credit rating changes on a regular basis. Investments in any entity or group of related entities are limited to 5% of the Company's assets.

Tables 4.1 and 4.2 on page 56 reflect the Company's fixed income securities and preferred shares classified by type of issuer and investment grade.

b) **Liquidity risk**

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. To manage its cash flow requirements, the Company maintains a portion of its invested assets in liquid securities.

Tables 4.4 and 4.5 have been prepared on the basis of the scheduled maturities of the underlying instruments.

Investment maturities

Table 4.4

	2004				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Fixed income securities	$ 116,376	$ 1,419,879	$ 2,132,526	$ 16,318	$ 3,685,099
Mortgage loans	–	73,738	4,961	–	78,699
Preferred shares	1,165	128,928	320,604	618,932	1,069,629
Common shares	–	–	–	997,707	997,707
Other investments	16,576	92,223	53,171	17,301	179,271
	$ 134,117	$ 1,714,768	$ 2,511,262	$ 1,650,258	$ 6,010,405

Table 4.5

	2003				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Fixed income securities	$ 5,583	$ 754,940	$ 883,567	$ 16,318	$ 1,660,408
Mortgage loans	29,059	29,001	54,992	–	113,052
Preferred shares	43,728	187,257	293,042	572,808	1,096,835
Common shares	–	–	–	782,369	782,369
Other investments	36,705	86,697	68,924	16,556	208,882
	$ 115,075	$ 1,057,895	$ 1,300,525	$ 1,388,051	$ 3,861,546

c) **Interest rate risk**

Interest rate risk is the risk that a movement in interest rates will have an adverse effect on the financial condition of the Company.

The weighted interest rate based on book values as at December 31, 2004 was 5.22% (2003 – 5.50%) for fixed income securities, 7.05% (2003 – 7.09%) for mortgage loans and 5.17% (2003 – 5.33%) for preferred shares with a maturity date.

d) **Securities lending**

The Company participates in a securities lending program managed by the Company's custodian, a major Canadian financial institution, whereby the Company lends securities it owns to other financial institutions to allow them to meet delivery commitments. Government securities with an estimated fair value of 105% of the fair value of the securities loaned are received as collateral from the Canadian financial institution.

5. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates, markets and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

a) **Foreign exchange rate risk**

Foreign exchange rate risk is the risk that the value of a foreign denominated financial instrument will fluctuate as a result of changes in foreign exchange rates. The Company mitigates foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forwards are transacted in over-the-counter markets. The notional amount of these forwards approximates the fair value of the foreign denominated investments covered by these forwards.

b) **Cash flow risk**

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company mitigates cash flow risk by entering into foreign exchange swaps, whereby foreign denominated principal and fixed interest receipts are sold in exchange for Canadian dollars. These swaps are transacted in over-the-counter markets.

The notional amount of these swaps approximates the nominal value of the foreign denominated investments covered by these swaps.

The Company had also entered into an interest-rate swap with a financial institution, whereby, in exchange of fixed interest cash outflows, it received variable interest cash inflows. The variable interest cash inflows received were subsequently paid as interest on the Company's loan payable to an affiliate, which carried a variable interest rate. During 2004, the variable interest loan to the affiliate was repaid and the interest rate swap with the financial institution cancelled.

c) Fair value

The fair value of exchange-traded derivative financial instruments is based on quoted market rates. The fair value of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices of underlying instruments with similar maturities and characteristics.

The fair value reflects the estimated amount that the Company would receive or might have to pay to terminate the contracts as at December 31.

d) Credit risk

The credit risk for derivative financial instruments is limited to their positive fair value, which is substantially lower than their notional amount. The Company mitigates credit risk by diversifying exposure to any single counterparty. The counterparties are federally regulated financial institutions.

Table 5.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets (note 11) and negative fair values as other liabilities.

Table 5.1	2004			2003		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$ 39,680	$ –	$ 39	$ 47,889	$ –	$ 236
Forwards bought	540	–	–	2,759	14	–
Cash flow risk						
Interest rate swap	–	–	–	75,000	–	1,096
Foreign exchange swaps	14,972	2,406	–	18,985	1,206	–
	$ 55,192	$ 2,406	$ 39	$ 144,633	$ 1,220	$ 1,332

Table 5.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 5.2	2004			2003		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$ 40,220	$ –	$ –	$ 50,648	$ –	$ –
Interest rate swap	–	–	–	75,000	–	–
Foreign exchange swaps	–	6,468	8,504	972	4,320	13,693
	$ 40,220	$ 6,468	$ 8,504	$ 126,620	$ 4,320	$ 13,693

6. POLICY LIABILITIES

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Provision for unpaid claims and adjustment expenses

Table 6.1	2004			2003		
	Direct	Assumed	Ceded	Direct	Assumed	Ceded
Auto: liability	$ 1,850,330	$ –	$ 77,039	$ 1,376,562	–	$ 290,154
Auto: personal accident	770,297	–	32,153	622,975	–	173,461
Auto: other	101,582	–	161	103,611	–	75,385
Property	610,309	1,827	314,450	295,225	–	75,050
Liability	818,824	763	199,007	535,691	–	80,606
Other	58,692	10,337	64,391	7,914	–	1,467
	$ 4,210,034	$ 12,927	$ 687,201	$ 2,941,978	–	$ 696,123

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claim frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

The provision for unpaid claims and adjustment expenses is reduced by $359,948 (2003 – $229,841) on a net basis to take into account the time value of money using a rate of 4.80% (2003 – 5.35%) on underlying claim settlement patterns. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The aggregate impact of the provision for adverse deviation is to increase the provision for unpaid claims and adjustment expenses on a net basis by $410,634 (2003 – $235,768). The Company considers that the fair value of unpaid claims and adjustment expenses approximates their book value.

Provision for unearned premiums

Table 6.2	2004			2003		
	Direct	Assumed	Ceded	Direct	Assumed	Ceded
Auto: liability	$ 620,367	$ 50	$ 3,108	$ 510,620	–	$ 63,974
Auto: personal accident	198,619	–	665	181,837	–	35,526
Auto: other	547,998	–	908	461,776	–	44,396
Property	764,420	3,259	40,099	608,261	–	49,727
Liability	167,253	2,394	14,838	128,331	–	5,147
Other	36,386	251	18,581	23,517	–	7,879
	$ 2,335,043	$ 5,954	$ 78,199	$ 1,914,342	–	$ 206,649

The provision for unearned premiums is calculated on a pro rata basis, from the unexpired portion of the premiums written, and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates. The Company considers that the fair value of unearned premiums approximates their book value.

Interest rate sensitivity

Since the time value of money is considered when determining the provision for unpaid claims and adjustment expenses, an increase or decrease in the discount rate would result in a decrease or increase in unpaid claims and adjustment expenses, respectively. Consequently, a 1% change in the discount rate would have an impact of $70,506 (2003 – $34,196) on the fair value of unpaid claims and adjustment expenses.

Structured settlements

The Company enters into annuity agreements with various Canadian life insurance companies to provide for fixed and recurring payments to claimants. Under such arrangements, the Company's liability to its claimants is substantially transferred, although the Company remains exposed to credit risk to the extent to which any of the life insurers fail to fulfil their obligations. This risk is managed by acquiring annuities from highly rated Canadian life insurance companies. At December 31, 2004, none of the life insurers from which the Company had purchased annuities was in default and no provision for credit risk was required. A measure of the credit risk exposure is the original purchase price of $248,206 (2003 – $151,072) of the annuities.

7. REINSURANCE

In the ordinary course of business, the Company reinsures certain risks with other reinsurers to limit its maximum loss in the event of catastrophes or other major losses. Net retention on a single property or liability is generally $2,500 (2003 – $2,000) and $2,500 (2003 – $2,500), respectively; in a number of cases, like special classes of business or types of risks, the retention would be lower through specific treaties or the use of facultative reinsurance. For multi-risk events or catastrophes, retention is $5,000 (2003 – $2,500) with a limit of $1,200,000 (2003 – $1,300,000). In 2003 and 2004, the Company retained 10% of the exposure from $12,500 to $600,000.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company.

The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurers' insolvencies. The Company requires a minimum credit rating for reinsurers of A- at inception of the treaty. Rating agencies used are A.M. Best and Standard & Poor's. The Company also requires that most of its treaties have a security review clause allowing the Company to replace a reinsurer during the treaty period should the reinsurer's credit rating fall below the level acceptable to the Company. Management concluded that the Company was not exposed to significant loss from reinsurers for potentially uncollectible reinsurance as at the consolidated balance sheet dates.

Furthermore, the Company is the assigned beneficiary of trust accounts holding cash deposits, bonds and letters of credit totalling $458,700 (2003 – $923,857) in guarantee from unlicensed reinsurers. These amounts include $56,214 (2003 – $922,623) from an affiliated reinsurer. Trust accounts are held in support of policy liabilities of $349,513 (2003 – $761,264) and could be used should these reinsurers be unable to meet their obligations.

Table 7.1 presents the impact of reinsurance on the consolidated statements of income.

Table 7.1	2004		2003	
	Ceded		Ceded	
	To affiliates	Total	To affiliates	Total
Premiums earned	$ (56,038)	$ (155,013)	$ (402,787)	$ (495,839)
Claims and loss adjustment expenses	31,655	97,285	298,630	311,099
Commissions	–	13,839	54,783	68,946
Premium taxes	–	–	11,360	11,360
General expenses	–	–	23,426	23,426
Loss before income taxes	$ (24,383)	$ (43,889)	$ (14,588)	$ (81,008)

8. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep N.V. ("ING Groep"), and its affiliated companies. These transactions consist of management and advisory expenses rendered by ING Groep and its affiliated companies, reinsurance by an affiliated company (note 7), financing by ING Groep and advisory fees earned from affiliated asset management funds. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount, which approximates fair value. These transactions are settled with counterparties on a regular basis.

In 2004, the Company incurred $17,632 (2003 – $14,626) in expenses and $9,509 (2003 – $10,383) in interest. The Company also received advisory fees of $8,347 (2003 – $2,970).

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. Consequently, the Company reassumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

At December 31, 2004, significant inter-company balances were $65 (2003 – $15,638) for amounts payable to an affiliated reinsurer, $2,654 (2003 – $3,110) for interest payable, and $306 (2003 – $306) for other accounts payable.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada. Subsidiaries of the Company have invested in these mutual funds (note 4). The fair value of these investments is $167,989 (2003 – $164,785) representing 45.9% (2003 – 54.8%) of the funds' total fair value.

9. INCOME TAXES

(a) Income tax expense differs from the amount that would be computed by applying the federal and provincial statutory rates to consolidated income before income taxes for the following reasons:

Table 9.1	2004	2003
Income tax expense calculated at statutory rates	34.3%	35.2%
Increase (decrease) resulting from:		
Non-taxable dividends	(3.8)%	(14.2)%
Tax on large corporations	–	1.8%
Non-deductible accounting write-down	–	1.3%
Losses for which a tax asset is not recognized	–	3.9%
Non-taxable portion of capital gains	(1.1)%	–
Non-deductible expenses	0.7%	4.8%
Valuation allowance	–	2.9%
Other (net)	(3.0)%	(2.0)%
Income tax expense	27.1%	33.7%

(b) The most significant components of the future income tax balances are as follows:

Table 9.2

		2004		2003
Future income tax assets				
Difference between accounting loss reserves and tax loss reserves	$	61,532	$	44,414
Difference between the market value and book value of investments		44,834		39,574
Losses available for carryforward		24,465		959
Premises and equipment		13,449		4,799
Deferred expenses for tax purposes		63,609		30,571
Total future income tax assets	$	207,889	$	120,317
Future income tax liabilities				
Deferred income for tax purposes	$	–	$	42,400
Deferred gains and losses on specified debt obligations		45,753		23,222
Pension and retirement benefits		9,740		13,926
Other (net)		3,908		4,397
Total future income tax liabilities	$	59,401	$	83,945
Net future income tax assets	$	148,488	$	36,372

The Company had recorded cumulative impairments in its investments in ING mutual funds for which an income tax asset of $4,443 (2003 – $5,000) had not been recognized as at December 31, 2004.

The Company had non-capital losses of $97,385 (2003 – $51,701) of which $29,796 (2003 – $48,961) had not been recognized as a future income tax asset as at December 31, 2004. These losses may be used to reduce future taxable income and expire as follows:

Table 9.3

Year		Amount
2005	$	3,156
2006		3,617
2007		6,865
2008		4,242
2009		3,190
Thereafter		8,726
	$	29,796

The Company had allowable capital losses of approximately $27,943 (2003 – $24,500), which had not been recognized as a future income tax asset as at December 31, 2004. These losses may be used to reduce future taxable capital gains.

10. GOODWILL AND INTANGIBLE ASSETS

The Company performed its annual impairment testing and identified no impairment in either 2004 or 2003. Impairments are non-cash in nature and they do not affect the Company's liquidity or ability to discharge its liabilities.

The intangible assets represent customer lists and the rights to offer renewals. They are amortized on a straight-line basis over ten years.

11. OTHER ASSETS

Table 11.1 summarizes the major components of other assets.

Table 11.1	2004	2003
Property and equipment, net (note 12)	$ 52,297	$ 42,428
Prepaid pension asset (note 13)	69,316	59,857
Prepaid commissions	1,779	4,794
Assets held for resale	–	2,116
Other assets	4,151	2,240
	$ 127,543	$ 111,435

12. PROPERTY AND EQUIPMENT

Table 12.1 shows the major categories of the Company's property and equipment.

Table 12.1	2004			2003		
	Cost	Accumulated amortization	Book value	Cost	Accumulated amortization	Book value
Land	$ 5,113	$ –	$ 5,113	$ 3,355	$ –	$ 3,355
Buildings	23,979	(13,038)	10,941	21,991	(12,101)	9,890
Computer equipment	58,417	(45,166)	13,251	47,540	(38,144)	9,396
Furniture and equipment	43,849	(28,236)	15,613	44,438	(30,316)	14,122
Leasehold improvements	15,541	(8,162)	7,379	13,187	(7,522)	5,665
	$ 146,899	$ (94,602)	$ 52,297	$ 130,511	$ (88,083)	$ 42,428

13. EMPLOYEE FUTURE BENEFITS

The Company has several defined benefit pension plans, as well as defined contribution pension plans resulting from the acquisition of Allianz. For the defined benefit plans, the measurement date is December 31 and the latest actuarial valuations were performed as of December 31, 2002. The next actuarial valuations will be performed as of December 31, 2005.

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants, with the exception of those acquired from Allianz.

Table 13.1 presents the changes in the benefit obligations and fair values of plan assets and reconciles the plans' funded status with the net prepaid asset (accrued liability).

Table 13.1	2004	2003	2004	2003
	Pension plans		Other plans	
Change in benefit obligation				
Benefit obligation at beginning of year	$ (316,104)	$ (280,506)	$ (10,069)	$ (7,438)
Current service cost	(15,373)	(12,667)	–	–
Interest cost on benefit obligation	(19,777)	(19,010)	(587)	(459)
Employee contributions	(3,831)	(3,556)	–	–
Actuarial losses	(30)	(11,476)	–	(2,713)
Benefits paid	13,576	11,111	675	541
Acquisition of Allianz	(10,984)	–	(12,427)	–
Benefit obligation at end of year	**$ (352,523)**	**$ (316,104)**	**$ (22,408)**	**$ (10,069)**
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	$ 391,132	$ 329,657	$ –	$ –
Actual return on plan assets	43,266	64,106	–	–
Employer contributions	4,859	4,924	675	541
Employee contributions	3,831	3,556	–	–
Benefits paid	(13,576)	(11,111)	(675)	(541)
Acquisition of Allianz	10,984	–	–	–
Fair value of plan assets at end of year	**$ 440,496**	**$ 391,132**	**$ –**	**$ –**
Funded status				
Excess (deficit) of fair value of plan assets over benefit obligation at end of year	$ 87,973	$ 75,028	$ (22,408)	$ (10,069)
Unrecognized transitional (asset) obligation	(73,682)	(84,207)	1,117	1,225
Unrecognized past service cost	454	510	–	–
Unrecognized net actuarial losses	40,234	57,445	2,666	3,517
Valuation allowance	(1,958)	(2,237)	–	–
Net prepaid asset (accrued liability) at end of year	**$ 53,021**	**$ 46,539**	**$ (18,625)**	**$ (5,327)**
Recognized as				
Other assets (note 11)	$ 69,316	$ 59,857	$ –	$ –
Other liabilities	(16,295)	(13,318)	(18,625)	(5,327)
Net prepaid asset (accrued liability) at end of year	**$ 53,021**	**$ 46,539**	**$ (18,625)**	**$ (5,327)**

Included in the benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.

Benefit obligation	$ (112,842)	$ (77,651)	$ (22,408)	$ (10,069)
Fair value of assets	90,948	57,105	–	–
Deficit	$ (21,894)	$ (20,546)	$ (22,408)	$ (10,069)

The employer contributions and cost recognized for the defined contribution plan were $278 in the month of December 2004.

At December 31, 2004, 52% of the defined benefit pension plans' assets were held in equity securities, 45% in fixed income securities and 3% in other investments.

Table 13.2 provides details of the components of the accrued benefit expense (income) before adjustments to recognize the long-term nature of employee future benefit costs, as well as a reconciliation with the accrued benefit expense (income).

Table 13.2	2004	2003	2004	2003
	Pension plans		Other plans	
Accrued benefit (income) expense				
Current service cost	$ 15,373	$ 12,667	$ –	$ –
Interest cost on benefit obligation	19,777	19,010	587	459
Actual return on plan assets	(43,266)	(64,106)	–	–
Net actuarial losses (gains)	30	11,476	(675)	2,713
Accrued benefit (income) expense before adjustments to recognize the long-term nature of employee future benefit costs	$ (8,086)	$ (20,953)	$ (88)	$ 3,172
Excess of actual return over expected return on plan assets for the year	$ 15,072	$ 38,658	$ –	$ –
Amortization of past service cost	56	56	–	–
Amortization of transitional (asset) obligation	(10,525)	(10,525)	108	108
Amortization of net actuarial losses	2,169	4,658	176	7
Net actuarial (losses) gains arising during the year	(30)	(11,476)	675	(2,713)
Amortization of valuation allowance	(279)	(279)	–	–
Change in valuation allowance	–	(4,706)	–	–
Accrued benefit (income) expense	$ (1,623)	$ (4,567)	$ 871	$ 574

Table 13.3 summarizes the key weighted average assumptions used for the measurement of the benefit obligations and benefit expense (income).

Table 13.3	2004	2003	2004	2003
	Defined benefit plans		Other plans	
To determine benefit obligations at end of year				
Discount rate	6.0%	6.0%	6.0%	6.0%
Rate of increase in future compensation	4.0%	4.0%	4.0%	n/a
To determine benefit expense (income) for the year				
Discount rate	6.0%	6.5%	6.0%	6.5%
Rate of increase in future compensation	4.0%	4.0%	n/a	n/a
Expected long-term rate of return on plan assets	7.25%	7.75%	n/a	n/a

The weighted average of the assumed health care cost trend rate for 2005 used to measure the expected cost of benefits covered by the plans is 11.3%, declining by 1% per year for each of the next four years.

Table 13.4 shows the impact of a 1% increase and decrease in the health care cost trend rate on the other plans' benefit obligation and on the service and interest cost.

Table 13.4	2004	
	1% increase	1% decrease
(Decrease) increase in benefit obligation	$ (1,501)	$ 1,426
(Decrease) increase in the service and interest cost	(130)	131

14. LONG-TERM INVESTMENTS

The Company has investments in companies in which it has significant influence. These investments are referred to as long-term investments and are recorded using the equity method. Under this method, the Company records its share in the net income of long-term investments, computed by the consolidation method. Net income from long-term investments is included in investment income.

Table 14.1	2004				
	Opening balance	Additional investment	Income	Dividends	Closing balance
P&C Insurance Brokerages	$ 41,431	$ 6,374	$ 8,098	$ (7,795)	$ 48,108
Other	7,086	(7,086)	–	–	–
	$ 48,517	$ (712)	$ 8,098	$ (7,795)	$ 48,108

Table 14.2	2003				
	Opening balance	Additional investment	Income (loss)	Dividends	Closing balance
P&C Insurance Brokerages	$ 77,987	$ (39,391)	$ 6,920	$ (4,085)	$ 41,431
Other	10,478	–	(3,392)	–	7,086
	$ 88,465	$ (39,391)	$ 3,528	$ (4,085)	$ 48,517

In May 2004, the Company disposed of its investment in IPC Financial Network Inc. for proceeds of approximately $26,700 and an after-tax gain of $19,900.

15. DEBT OUTSTANDING

Table 15.1 summarizes the Company's loans and lines of credit.

Table 15.1

Issuer	Maturity	Rate	2004	2003
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$ 127,000	$ 127,000
ING Verzekeringen, N.V. [a]		LIBOR + 8 Bp.	–	75,000
ING Insurance International, N.V. [b]			–	259,082
ING Insurance International, N.V. [c]			129,230	–
Royal Bank of Canada [d]			–	22,000
Royal Bank of Canada [e]			–	–
			$ 256,230	$ 483,082

(a) Renewable for successive periods of three months for an undetermined period of time, but at least until January 23, 2006.

(b) The 25,908,200 preferred shares were redeemed at their book value prior to the amalgamation in consideration of a non-interest bearing promissory note.

(c) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 23).

(d) Revolving credit facility renewable for successive periods of three months until January 23, 2006. The revolving facility was repaid in full and cancelled during 2004.

(e) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

16. SHARE CAPITAL

Prior to the amalgamation (note 1), the Company reduced the capital on its existing 141,569 common shares by an amount of $428,684.

As a result of the amalgamation, the Company's share capital consisted of the following:

(i) An unlimited amount of shares of one class designated as common shares of which 93,620,000 were issued as a result of the conversion of the 141,569 common shares;

(ii) An unlimited number of a second class designated as Class "A" shares, and;

(iii) One share of a third class designated as the Special Share which is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the board and appoint the chief exective officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

Upon the closing of the initial public offering, 34,880,000 common shares were issued at a price of $26.00 per share.

Table 16.1 summarizes the Company's share capital.

Table 16.1

	2004			2003		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	128,500,000	$ 1,052,290	Unlimited	141,569	$ 605,905
Class A	Unlimited	–	–	n/a	n/a	n/a
Special	One	1	–	n/a	n/a	n/a
			$ 1,052,290			$ 605,905

17. EARNINGS PER SHARE

Table 17.1		2004		2003[1]
Basic earnings per share				
Net income available to common shareholders	$	624,152	$	150,487
Average number of common shares (in thousands)		95,818		93,620
Basic earnings per share	$	6.51	$	1.61
Diluted earnings per share				
Net income available to common shareholders	$	624,152	$	150,487
Net interest income on proceeds of over-allotment option		114		–
Adjusted net income available to common shareholders	$	624,266	$	150,487
Average number of common shares (in thousands)		95,818		93,620
Common shares granted in over-allotment[2] (in thousands)		330		–
Average number of diluted common shares		96,148		93,620
Diluted earnings per share	$	6.49	$	1.61

(1) For comparative purposes, the number of common shares in 2003 reflects the reorganization of capital which occurred in 2004 (Note 16).

(2) Note 23.

18. ACQUISITIONS

Acquisition of Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada as described below. The transaction was effective November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statements of income for the year ended December 31, 2004. Pursuant to the purchase agreement:

(i) The Company acquired all of the issued and outstanding shares of Allianz.

(ii) The Company purchased a certain debt of Allianz of $91,000.

(iii) The Company completed the transaction for cash consideration of $279,000 for the shares of Allianz. The purchase price was funded by existing investments and a bridge loan from a Canadian chartered bank. The bridge loan was repaid in full following the initial public offering.

(iv) A series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed in 2005. Until regulatory approval is obtained for the Restructuring the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated statements of income of the Company.

Table 18.1 presents the allocation of the purchase price.

Table 18.1

Purchase equation		
Purchase price	$	370,000
Less: Cash consideration for loan purchased		(91,062)
Cash consideration for shares		278,938
Add: Transaction costs		4,500
Net balance sheet assets acquired		283,438
Less: Fair value of net tangible assets acquired		(199,435)
Excess	$	84,003
Fair value of the net tangible assets		
Book value of Allianz	$	328,226
Less: Fair value adjustments		(127,013)
Less: Integration costs[1]		(34,518)
Add: Future income taxes on the foregoing		32,740
Fair value of net tangible assets acquired	$	199,435
Allocation of excess		
Intangible assets – customer lists and rights to offer renewal	$	37,249
Goodwill		46,754
Net intangible assets and goodwill	$	84,003

(1) Integration costs represent amounts to be incurred related to the integration of the operations of Allianz over the next twelve to eighteen months and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

Table 18.2 presents selected items of Allianz' balance sheet at fair value at the date of acquisition.

Table 18.2

Cash and cash equivalents	$	15,188
Investments		1,061,513
Reinsurers' share of unpaid claims and adjustment expenses		505,188
Reinsurers' share of unearned premiums		58,476
Deferred acquisition costs		47,606
Goodwill and intangible assets		84,003
Unpaid claims and adjustment expenses		(1,221,556)
Unearned premiums		(369,154)
Total assets		2,115,432
Total liabilities		(1,831,994)
Shareholder's equity		(283,438)

Other

Under the terms of an agreement with a major Canadian property and casualty insurance company, certain guarantees were provided with respect to policy liabilities acquired by the Company as of December 31, 2001. Amounts recoverable pursuant to this agreement, including interest, are due in 2004 and 2005 with a final settlement on April 30, 2007. Management estimates that the amount recoverable is in the magnitude of $100,000.

19. CONTINGENCIES

In the normal course of operations, various claims and legal proceedings are instituted against the Company. Legal proceedings are often subject to numerous uncertainties and it is not possible to predict the outcome of individual cases. In management's opinion, the Company has made adequate provision for, or has adequate insurance to cover all claims and legal proceedings. Consequently, any settlements reached should not have a material adverse effect on the Company's consolidated future operating results and financial position.

20. COMMITMENTS AND GUARANTEES

Table 20.1 presents future minimum payments under long-term leases for premises and equipment.

Table 20.1

Year	Amount
2005	$ 44,979
2006	39,290
2007	39,495
2008	31,353
2009	26,597
Thereafter	97,973
	$ 279,687

In the normal course of operations, the Company provides indemnification agreements to directors and officers, to the extent permitted by law, against certain claims made against them as a result of their services to the Company. The Company has insurance coverage for these agreements.

21. SEGMENTED INFORMATION

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include the corporate and other activities, as well as realized investment gains. The corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of the net income from long-term investments and expenses related to non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

Table 21.1	2004	2003
Revenue		
Property and casualty insurance		
Personal insurance	$ 2,343,448	$ 1,828,682
Commercial insurance	1,021,115	932,215
Investment	256,692	208,786
Total property and casualty insurance	3,621,255	2,969,683
Corporate and other	27,213	13,542
Realized investment and other gains	132,418	32,134
Total revenue	$ 3,780,886	$ 3,015,359
Income (loss) before income taxes		
Property and casualty insurance		
Personal insurance	339,228	(35,556)
Commercial insurance	130,802	87,241
Investment	246,964	200,500
Total property and casualty insurance	716,994	252,185
Corporate and other	6,360	(57,354)
Realized investment and other gains	132,418	32,134
Total income before income taxes	855,772	226,965
Assets		
Property and casualty insurance	9,230,609	6,731,359
Corporate and other	432,515	175,426
Total assets	$ 9,663,124	$ 6,906,785
Goodwill acquired during the year		
Property and casualty insurance	$ 32,525	–
Corporate and other	14,229	–
Total goodwill acquired during the year	$ 46,754	–

22. FAIR VALUE DISCLOSURE

The fair value of financial assets and liabilities, other than investments and short securities (note 4), derivative financial instruments (note 5) and policy liabilities (note 6) approximates their book value due to their short-term nature.

23. SUBSEQUENT EVENT

Pursuant to the initial public offering, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005 for net proceeds of $129,230.

24. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Glossary of Selected Terms

Adverse development
Losses for which estimations of ultimate incurred losses and allocated LAE are proven inadequate. Increases in incurred losses as a result of adverse development are recognized in financial statements in the period of the change.

Case reserves
The liability established to reflect the estimated cost of reported but unpaid claims and claims expenses that the insurer will ultimately be required to pay.

Claim expenses
The expenses of settling claims, including allocated loss adjustment expenses and unallocated loss adjustment expenses. Claim expenses are also referred to as loss adjustment expenses (LAE).

Claim reserves
The total of case reserves and IBNR.

Claims ratio
Claims and claim expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. Loss ratio is also referred to as claims ratio.

Combined ratio
The sum of the claims ratio and the expense ratio, determined in accordance with GAAP.
A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.

Direct premiums written
The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.

Expense ratio
Expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.

Gross premiums written
Total premiums for insurance written, including assumed reinsurance, during a given period.

Incurred but not reported (IBNR) reserve
A combination of reserves for estimated losses that have been incurred but not yet reported and a reserve for future developments on losses which have been reported.

Net premiums earned
The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cession of reinsurance.

Net premiums written
Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.

Provision for adverse deviation
An amount added to loss reserves to provide for adverse deviation from loss reserve estimates including a provision covering the claim development variability, the risk associated with reinsurance recoveries and the interest rate risk.

Redundancy (deficiency)
Claims reserves are re-evaluated at different points in time. An increase from the initial estimate indicates a deficiency and a decrease indicates a redundancy.

Reinsurance
An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.

Underwriting profit
The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and all general and administrative expenses.

Cautionary Note Regarding Forward-looking Statements

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward looking statements. Forward looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Management's Discussion and Analysis of Financial Condition and Results of Operations

February 15, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and accompanying notes thereto in our Annual Report and our Annual Information Form available at www.sedar.com. Certain totals, subtotals and percentages may not reconcile due to rounding.

CURRENT OUTLOOK

We believe that several key factors will affect the property and casualty (P&C) insurance industry in the next 12 to 24 months.

Given the large contribution of automobile insurance to the premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Furthermore, the lower automobile claim frequencies observed in 2004 will either return to historical levels or due to the competitive nature of the market lead to premium reductions in the coming 24 months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance. Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels.

CHALLENGES AND STRATEGY

Our strategy remains focused on industry outperformance and profitable growth, organically and through acquisition.

Notwithstanding the exceptional progress made in 2004, some headwinds began to take shape last year that will pose challenges for us in 2005. Automobile insurance rate freezes, rollbacks and reductions introduced in various provinces over the last two years caused our top line organic growth to slow significantly in 2004 and will continue to dampen growth in 2005. The decline in claims frequency witnessed in recent years and most notably in 2004 may not be sustainable and will likely return to historical levels, ultimately leading to lower underwriting profits. And finally, competition in commercial lines intensified in 2004 as a result of higher profitability and an improved capital position for the industry.

We plan to respond thoughtfully and aggressively to each of these challenges.

Top line growth is driven not only by rate levels but also through the attraction of new customers and the retention of existing customers. Our strategy for growth is therefore focused on doing that. We have begun implementation of an aggressive growth plan for our fast growing direct distribution channel, BELAIR*direct*. We have additionally introduced various initiatives to further improve our service levels to customers and broker partners. Our Client Service Guarantee for customers and rollout of point-of-sale applications with brokers are examples of these initiatives aimed at increasing satisfaction levels of our customers and broker partners and their ease of doing business with us.

We believe that our sophisticated risk segmentation approach to pricing and underwriting will enable us to deliver underwriting profits even if the trends are less favourable than in recent years. We will continue to sharpen our risk based pricing models by continually assessing the effectiveness of the rating variables.

To address increased competition in commercial lines in 2005, we will launch marketing and client service initiatives designed to increase unit count growth and improve policy retention. In addition, we will enhance and expand our small business model for brokers. The combination of improved service, better technology and ease-of-doing-business should improve our penetration in the small business segment.

CREATING VALUE FOR SHAREHOLDERS

We continued to outperform the industry in 2004, this time by a wider margin than usual.

The return on equity (ROE) for our insurance subsidiaries in 2004 was 39.6% compared to an estimated 20.6% for the property and casualty industry. Over the last twelve years from 1993 to 2004, the average ROE of our insurance subsidiaries (15.0%) exceeded that of the industry (9.2%) by 5.8 percentage points. This consistent track record of outperformance demonstrates our commitment and our ability to deliver strong shareholder returns.

ROE* PERFORMANCE OF OUR INSURANCE SUBSIDIARIES COMPARED TO THE P&C INSURANCE INDUSTRY



ING Canada
PC Insurance Industry
ROE (%)
45
40
35
30
25
20
15
10
5
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

* Excludes ROE of our non-insurance companies.

Source: IBC for estimated industry ROEs. Company reports for ING Canada ROEs.

OVERALL PERFORMANCE

Net income for the year ended December 31, 2004 of $624.2 million represents an increase of $473.7 million, or 314.8%, compared to net income of $150.5 million for the comparative period in 2003. These results were driven by improved underwriting results, including historically low claims ratios in most lines of business, plus significant increases in realized investment and other gains and investment income.

Investments increased by $2,148.9 million or 55.6% to $6,010.4 million at December 31, 2004 compared to 2003. The significant growth was primarily due to the acquisition of Allianz of Canada, Inc. ("Allianz") which contributed $1,061.5 million of investments. The Allianz contribution to investment income in the month of December was $3.2 million. The commutation of a quota share reinsurance treaty on January 1, 2004 increased investments by $665.0 million and generated a full year of investment income. In addition, profits were generally earned evenly throughout the year and were invested and contributed to investment income.

Shareholders' equity increased by $1,070.5 million or 108.2% to $2,059.6 million at December 31, 2004. In addition to the net income of $624.2 million, the completion of an initial public offering ("IPO") in December increased equity by $875.1 million. We used a portion of the total proceeds to repay existing debt plus some additional debt established as part of a corporate restructuring undertaken prior to the IPO. Just prior to this restructuring, $428.7 million of shareholders' equity was converted, through reduction of stated capital, into promissory notes and ultimately repaid to the controlling shareholder.

The summary financial data set forth in the following tables have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and have been derived from our consolidated financial statements as at and for the years ended December 31, 2004, 2003 and 2002.

Years ended December 31 (in millions of dollars except for per share data)	2004	2003	2002
Direct premiums written	$ 3,575.9	$ 3,443.8	$ 3,107.0
Total revenue	3,780.9	3,015.4	2,559.1
Underwriting income (loss)	470.0	51.7	(27.3)
Net income	624.2	150.5	29.3
Earnings per share			
Basic	$ 6.51	$ 1.61	$ 0.31
Diluted	$ 6.49	$ 1.61	$ 0.31

As at December 31 (in millions of dollars)	2004	2003
Investments	$ 6,010.4	$ 3,861.5
Total assets	9,663.1	6,906.8
Debt outstanding	256.2	483.1
Total shareholders' equity	2,059.6	989.1

The following table shows our selected financial ratios and ROE data.

Years ended December 31

	2004	2003	2002
Claims ratio	56.6%	68.1%	73.8%
Expense ratio	29.4%	30.0%	27.4%
Combined ratio	86.0%	98.1%	101.2%
ROE(1)	40.9%	16.5%	3.0%
ROE of our P&C insurance subsidiaries(2)	39.6%	15.5%	4.5%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve month period.

(2) Represents net income for the twelve months ended on the date indicated of our P&C insurance subsidiaries divided by the average shareholders' equity for our P&C insurance subsidiaries over the same twelve month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004 the results of our P&C insurance subsidiaries consist of the results of the above-mentioned subsidiaries as well as the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Underwriting income for the twelve months ending December 31, 2004 of $470.0 million represents an increase of $418.3 million over 2003. While all lines of business performed strongly in 2004, a significant portion of the underwriting results was driven by our personal automobile portfolio contributing $291.9 million to the underwriting income for the year.

The performance of the automobile portfolio in 2004 was driven by an unexpected reduction in claim frequencies, by claims cost stabilization resulting from product reforms in most markets as well as improvement in the assumed underwriting results from the Facility Association (the statutory residual market insurance pools in which we are required to participate).

We have observed an unexpected reduction in automobile claim frequencies in key markets in 2004, most evident in physical damage to vehicles. We believe that reduced precipitation (including snow and rain) experienced during the year 2004, increases in the price of gasoline and a change in consumer behaviour regarding smaller claims, were important contributors to the decrease in frequencies. Other long term favourable trends contribute to explaining the reduction in frequencies such as favourable economic conditions and aging of the driving population.

The reforms implemented throughout 2003 and primarily 2004 in Alberta, New Brunswick, Nova Scotia and Ontario appear to have reduced the cost as well as stabilized claims inflation to the extent anticipated. This has led to significant reductions in rate levels and has increased availability of automobile insurance in these markets. As many of the factors driving the unexpected decreases in collision frequency would also impact on bodily injury and accident benefit claims however, we remain cautious in our assessment of the lasting impact of these reforms.

The Facility Association results improved in 2004 from significant loss positions for the years 2001, 2002 and 2003 contributing $101.5 million to the overall improvement in the underwriting income in 2004 compared to 2003. The improvement in the Facility Association underwriting income results from significant rate increases implemented throughout 2003 and 2004, from an unexpected drop in claim frequencies and favourable development on prior accident years' claims. The impact of the reforms in addition to the adjusted rate levels, has caused the number of drivers insured through the Facility Association to decrease significantly in 2004.

SIGNIFICANT TRANSACTIONS

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34.9 million common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised subsequent to December 31, 2004 for which 5.2 million additional common shares were issued and net proceeds were received of $129.2 million. ING Groep N.V. remains the controlling shareholder with 70% of the shares issued and outstanding.

Acquisition of Allianz

Consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies, Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada which together were the thirteenth largest P&C insurance group in Canada with a 2.7% market share based on its 2004 direct written premiums of $797.6 million. Part of this ($193.5 million), referred to as the "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG. As described below, this business is not part of the acquisition. The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of 50. We are integrating the acquired business into our operations over the next 12 to 18 months. Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small- to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statement of income for the year ended December 31, 2004, contributing direct premiums written for the month of $59.8 million, net premiums earned of $50.1 million and net income of $10.1 million.

As a result of the acquisition, the Company acquired all of the issued and outstanding shares of Allianz for cash consideration of $279.0 million and purchased certain debt of $91.0 million. The total purchase price for the shares of $283.4 million including transaction costs has been allocated on a purchase accounting basis, measured at fair value, to net tangible assets of $199.4 million, net intangible assets of $37.2 million and goodwill of $46.8 million (see note 18 of the accompanying consolidated financial statements).

The transaction excludes the AGR Business which is expected to be transferred, pursuant to a restructuring transaction, to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") in 2005. Until regulatory approval is obtained for the restructuring transaction, the AGR business is subject to a quota share agreement (a form of pro rata reinsurance) in which Allianz Global Risks Rückversicherungs AG has all of the risk. In addition, we have a corporate guarantee against any loss on the AGR business. Consequently, the AGR business has no net impact on the consolidated statement of income of the Company.

The fair value of the goodwill and intangible assets recorded at the effective acquisition date of November 30, 2004 is $32.9 million less than the estimate that had been disclosed at September 30, 2004 in our prospectus. This is the result of a $20.0 million higher book value at closing due to more net income from the business to be retained as well as the business to be excluded after closing, $11.1 million lower estimated integration costs than originally anticipated and $8.1 million lower fair value adjustments due to a higher market value adjustment on investments minus $6.3 million tax effect for these changes. Integration costs represent amounts to be incurred related to the integration of the operations of Allianz over the next 12 to 18 months and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements. These estimates represent management's best judgement based on information known at this time and further adjustments may be identified.

The Company anticipates that it will also incur other transition costs of $11.6 million in 2005 and the first quarter of 2006 relating to the acquisition of Allianz. These costs will be charged to expense in the consolidated statements of income in the period that they are incurred as they do not qualify under purchase accounting rules for recognition as integration costs for the Allianz acquisition.

Intercompany Quota Share Retrocession Treaty

As at January 1, 2004, we commuted the inter-company quota share retrocession treaty related to the 2001 purchase of a portfolio from Zurich Insurance Company. Consequently, net policy liabilities previously ceded of $665.0 million were reassumed by us and investment assets in approximately an equivalent amount were received from the reinsurers. There was no significant impact on our current year's results from commuting the treaty.

SUMMARY OF QUARTERLY RESULTS

(in millions of dollars except for per share data)	2004				2003			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct Premium Written	$ 883.0	$ 921.6	$1,043.4	$ 727.8	$ 851.6	$ 918.7	$ 990.2	$ 683.3
Total Revenues	1,004.7	919.7	900.7	955.8	808.0	777.6	735.3	694.5
Underwriting Income (loss)	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net Income	173.1	163.6	172.4	115.1	24.7	66.7	58.2	0.9
Earnings per Share								
Basic	$ 1.69	$ 1.75	$ 1.84	$ 1.23	$ 0.26	$ 0.71	$ 0.62	$ 0.01
Diluted	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share (1)								
Basic Pro Forma	$ 1.35	$ 1.27	$ 1.34	$ 0.90	$ 0.19	$ 0.52	$ 0.45	$ 0.01
Diluted Pro Forma	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

Note (1) Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies. To facilitate comparison between historical and future performance, basic and diluted earnings per adjusted share is calculated on a pro forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the IPO were outstanding at the beginning of each of the eight quarters, and as if 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past eight quarters. The calculation includes non-GAAP financial measures, and net income used for the pro forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. By adding the respective quarters, the basic and diluted pro forma earnings per adjusted share for 2004 would have been $4.86 and $4.67, respectively, an increase of 315.4% and 313.3% over $1.17 and $1.13 for 2003, respectively.

Net income for the fourth quarter of 2004 of $173.1 million was significantly better than the $24.7 million for the comparative period in 2003. Direct written premiums were up $31.4 million or 3.7% in 2004 compared to 2003. The strong underwriting results experienced in the first nine months continued during the fourth quarter plus the addition of Allianz in December added $10.1 million of net income and $59.8 million of direct premiums written and net earned premiums of $50.1 million.

On a segmented basis, both personal and commercial insurance revenues were higher in 2004 than 2003. Both benefited from the addition of Allianz in December as well as the commutation of the quota share treaty increased the net premiums written and earned premiums for 2004. Income before income taxes increased significantly for personal insurance while commercial insurance reported a pre-tax loss of $3.4 million compared to a profit of $28.5 million for 2003.

Corporate and other pre-tax income of $4.0 million was a strong improvement over an $8.4 million 2003 loss.

RESULTS OF OPERATIONS

Segmented Information

We report our underwriting results through two operating segments of our P&C insurance business: personal insurance and commercial insurance plus the investment results of our P&C insurance subsidiaries is a third operating segment. In addition to these operating segments, our results include our non-operating segments, namely corporate and other activities, and realized investment and other gains (losses).

The following table presents selected information on our three operating segments, as well as corporate and other and realized investment and other gains.

Years ended December 31 (in millions of dollars)	2004	2003	2002
Revenue			
P&C insurance			
Net premiums earned			
Personal insurance	$ 2,343.5	$ 1,828.7	$ 1,563.9
Commercial insurance	1,021.1	932.2	773.2
Total net premiums earned	$ 3,364.6	$ 2,760.9	$ 2,337.1
Investments	256.7	208.8	181.7
Total P&C insurance	$ 3,621.3	$ 2,969.7	$ 2,518.8
Corporate and other	27.2	13.6	37.8
Realized investment and other gains	132.4	32.1	2.5
Total Revenue	$ 3,780.9	$ 3,015.4	$ 2,559.1

Years ended December 31 (in millions of dollars)	2004	2003	2002
Income (loss) before income taxes			
P&C insurance			
Underwriting income (loss)			
Personal insurance	$ 339.2	$ (35.5)	$ (63.5)
Commercial insurance	130.8	87.2	36.2
Total underwriting income (loss)	470.0	51.7	(27.3)
Investments	247.0	200.5	173.9
Total P&C insurance	717.0	252.2	146.6
Corporate and other	6.4	(57.3)	(117.9)
Realized investment and other gains	132.4	32.1	2.5
Total income (loss) before income taxes	$ 855.8	$ 227.0	$ 31.2

The following tables set forth the direct premiums written and underwriting results for our P&C insurance operating segments.

Years ended December 31 (in millions of dollars)	2004	2003	2002
Personal Insurance			
Direct premiums written			
Personal automobile	$ 1,714.3	$ 1,724.0	$ 1,568.4
Personal property	700.9	624.1	604.6
Total	$ 2,415.2	$ 2,348.1	$ 2,173.0
Net premiums earned	2,343.4	1,828.7	1,563.9
Expenses:			
Claims	1,375.5	1,342.8	1,229.2
Commissions	379.9	299.8	198.2
Premium taxes	80.1	69.2	55.4
General expenses	168.7	152.4	144.6
Total expenses	$ 2,004.2	$ 1,864.2	$ 1,627.4
Underwriting income (loss)	$ 339.2	$ (35.5)	$ (63.5)
Ratios:			
Claims ratio	58.7%	73.4%	78.6%
Commissions	16.2%	16.4%	12.7%
Premium taxes	3.4%	3.8%	3.5%
General expenses	7.2%	8.3%	9.2%
Expense ratio	26.8%	28.5%	25.4%
Combined Ratio	85.5%	101.9%	104.1%

Years ended December 31 (in millions of dollars)	2004	2003	2002
Commercial Insurance			
Direct premiums written			
Commercial automobile	$ 301.0	$ 291.0	$ 248.1
Commercial other	859.7	804.7	685.8
Total	$ 1,160.7	$ 1,095.7	$ 933.9
Net premiums earned	$ 1,021.1	$ 932.2	$ 773.2
Expenses:			
Claims	530.0	538.1	496.4
Commissions	232.6	182.5	155.8
Premium taxes	36.7	34.0	28.5
General expenses	91.0	90.4	56.3
Total expenses	$ 890.3	$ 845.0	$ 737.0
Underwriting income (loss)	$ 130.8	$ 87.2	$ 36.2

Years ended December 31	2004	2003	2002
Ratios:			
Claims ratio	51.9%	57.7%	64.2%
Commissions	22.8%	19.6%	20.2%
Premium taxes	3.6%	3.6%	3.7%
General expenses	8.9%	9.7%	7.3%
Expense ratio	35.3%	32.9%	31.2%
Combined Ratio	87.2%	90.6%	95.3%

The following tables show revenues and income (loss) before income taxes for our investments segment and our corporate and other segment.

Years ended December 31 (in millions of dollars)	2004	2003	2002
Investments			
Revenue			
Interest	$ 154.9	$ 109.1	$ 98.0
Dividends	98.7	94.5	86.0
Other	3.0	5.2	(2.3)
Total	$ 256.7	$ 208.8	$ 181.7
Expenses	9.7	8.3	7.8
Income (loss) before income taxes	$ 247.0	$ 200.5	$ 173.9

Years ended December 31 (in millions of dollars)	2004	2003	2002
Corporate and other			
Revenue			
Commissions and advisory fees	$ 16.9	$ 8.4	$ 35.8
Equity earnings	8.1	3.5	1.1
Interest	3.1	1.5	1.2
Other	(0.9)	0.1	(0.3)
Total	$ 27.2	$ 13.5	$ 37.8
Expenses			
Commissions	$ 1.8	$ 27.9	$ 83.4
General expenses	7.3	30.5	58.1
Interest on debt	11.7	12.6	14.2
Total	$ 20.9	$ 70.9	$ 155.7
Income (loss) before income taxes	$ 6.4	$ (57.4)	$ (117.9)

Realized investment and other gains (losses) include gains in fixed income securities, preferred shares, common shares and the sale of subsidiaries as shown in the following table:

Years ended December 31 (in millions of dollars)	2004	2003	2002
Realized investment and other gains (losses)			
Fixed income securities	$ 34.6	$ 36.2	$ 18.0
Preferred shares	(6.3)	24.4	(13.4)
Common shares	100.1	(3.2)	10.2
Sale of subsidiaries	4.0	(25.3)	(12.4)
Total	$ 132.4	$ 32.1	$ 2.5
After-tax total	$ 91.9	$ 6.5	$ (8.4)

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

Premiums written

Direct premiums written increased by 4.2% after the exclusion of Facility Association and Allianz written premiums which differs from the 3.8% increase in premiums of $3,575.9 million for the year ended December 31, 2004 compared to $3,443.8 million for 2003. The acquisition of Allianz accounted for $59.8 million of the increase in direct written premiums or 1.7%. Net premiums written increased by $642.4 million, or 21.7%, to $3,609.0 million in 2004 compared to $2,966.6 million in 2003. Excluding the impact of the quota share treaty related to a 2001 portfolio purchase which was commuted as of January 1, 2004, net written premiums increased by $72.2 million or 2.2% to $3,423.7 from $3,351.5 million. Net premium written by Allianz for the month of December 2004 accounted for $34.3 million of the increase or 1.1%.

Personal Insurance

Personal insurance direct premiums written increased by $67.1 million or 2.9% to $2,415.2 million in 2004 compared to $2,348.1 million in 2003.

Personal automobile insurance direct premiums experienced a small decrease (0.6%) in 2004 compared to 2003 but excluding the impact of Facility Association the growth was 3.5% while the policy count for personal automobile grew by 1.8%. The reforms in automobile insurance in Ontario, Alberta and the Atlantic provinces have resulted in reductions of average premiums by 7.3% in 2004 compared to 2003. The reforms in 2004 led to us taking rate decreases on policy renewals in Ontario of 12.4% in April, in Nova Scotia of 3% in November, in New Brunswick of 7.7% in October and in Alberta of approximately 8% in October. Belair initiated rate decreases of 10.1% in April and 0.9% in December in Ontario.

Growth in personal property insurance was favourable at 12.3% in 2004 compared to 2003 while the policy count grew by 2.9%. Our rates are still increasing in Ontario, Nova Scotia and New Brunswick in personal property. Our Insurance to Value program is also bringing additional premiums.

Commercial Insurance

Commercial insurance direct premiums written increased by $65.0 million, or 5.9%, to $1,160.7 million in 2004 compared to $1,095.7 million in 2003. Commercial, non-auto direct premiums written increased by $55.0 million, or 6.8%, in 2004 compared to 2003. This change is largely driven by rate increases on renewals averaging 6.8% throughout 2004 in addition to expansion of insured values. The policies in-force dropped by 2.5% as a result of a combination of corrective actions as well as increased competition.

Commercial automobile insurance direct premiums written increased by $10.0 million, or 3.4%, in 2004 compared to 2003 largely driven by a 3.5% growth in policies in-force.

Revenue

Revenue increased by $765.5 million, or 25.4%, to $3,780.9 million for the year ended December 31, 2004 compared to $3,015.4 million for the comparative period in 2003 due to an increase in net premiums earned, realized investments and other gains and investment income.

Net premiums earned increased by $603.7 million, or 21.9%, to $3,364.6 million in 2004 compared to $2,760.9 million in 2003. The 2003 non-recurring ceded premiums of $352.5 million related to a 2001 portfolio purchase quota share treaty, if excluded, would reduce the growth in net premiums earned to 8.1%. The net premium earned for Allianz for the month of December 2004 represents $50.1 million or 1.8% of the growth.

Investment income increased by $53.0 million, or 24.8%, to $267.0 million in 2004 compared to $214.0 million in 2003, which was largely due to the growth in invested assets that resulted from increased profits due to favourable underwriting results and the growth in our premium base. Most of our investment income is earned by the investment portfolios of our insurance subsidiaries. Investment income for those subsidiaries increased by $47.9 million, or 22.9%, to $256.7 million in 2004 from $208.8 million in 2003 due to growth in invested assets. Investment expenses were $9.7 million for 2004 compared to $8.3 million for 2003. The amount of interest and dividends earned during 2004 reflected a $2,148.9 million increase in the investment portfolio in 2004, due to positive cash flows from our insurance subsidiaries, Allianz investments of $1,061.5 million (which produced income for December) plus the transfer of investments of $665.0 million from reinsurers related to the quota-share treaty commuted as at January 1, 2004.

The average pre-tax yield of our investment segment, excluding realized investment gains and losses, was 5.7% and 5.9% for the year ended December 31, 2004 and 2003, respectively.

Realized investment and other gains increased by $100.3 million to $132.4 million in 2004 compared to $32.1 million in 2003. Included in these realized investment and other gains (losses) for the year ended December 31, 2004 was $6.9 million (2003 – $29.7 million) of losses on the other than temporary writedown of certain equities, including the writedown of mutual fund seed capital invested in our own mutual funds of $1.3 million in 2004 (2003 – $18.0 million).

The following table presents realized investment and other gains (losses) for the years ended December 31:

(in millions of dollars)	2004	2003
Fixed income	$ 34.6	$ 36.2
Preferred shares	(6.3)	24.4
Common shares	100.1	(3.2)
Sale of subsidiaries	4.0	(25.3)
Total realized investment and other gains	$ 132.4	$ 32.1

Commissions and advisory fees, which are commissions earned by our wholly-owned P&C insurance brokers and our broker/dealers, together with fees earned by our mutual fund manager, increased by $8.6 million to $16.9 million in 2004 compared to $8.4 million in 2003.

The income from investments in our P&C insurance brokerage subsidiaries (accounted for using the equity method) is included in investment income and was $8.1 million (2003 – $3.5 million).

Income (Loss) Before Income Taxes

For our P&C insurance operations, income (loss) before income taxes is driven by our investment income, described previously, and our underwriting income (loss).

Underwriting Income

Underwriting results reflect the revenues from net premiums earned discussed above, claims and claims adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). Commissions and premium taxes are incurred as a percentage of earned premiums and commissions are adjusted by broker to reflect profit sharing commissions driven by underwriting profits. Underwriting profitability reached record levels in 2004, reflecting strong market conditions and a favourable claims environment and particularly reduced frequency.

Personal Insurance

Underwriting income (loss) from personal insurance in 2004 was $339.2 million, an improvement of $374.8 million compared to a loss of $35.5 million in 2003. This improvement was attributable to a decrease in the claims ratio to 58.7% in 2004 from 73.4% in 2003 due to improved claim costs which benefit from reduced frequency.

As previously noted, we benefited significantly from an unexpected reduction in claims frequency as well as improvement in the assumed underwriting results from the Facility Association. In addition, early indications are that the automobile reforms appear to be working. Our personal automobile business experienced the most significant improvement with its claims ratio decreasing to 59.8% in 2004 compared to 80.4% in 2003.

During 2004, direct premiums written assigned to us from the Facility Association totalled $81.8 million compared to $146.6 million in 2003, but generated higher net premiums earned of $109.2 million compared to $101.0 million in 2003 and a swing in underwriting results of $101.5 million to an underwriting income of $35.4 million compared to an underwriting loss of $66.1 million in 2003. Accordingly, the Facility Association combined ratio significantly improved from 165.4% in 2003 to 67.6% in 2004.

Although we had a number of catastrophic events during the year, the personal property frequency has also been dropping.

In addition to the pro rata share of the underwriting result of the Facility Association as noted above, our personal insurance operations act as one of the servicing carriers for the Facility Association and receive fees to offset expenses of administering policies on behalf of the Facility Association. The expenses of administering these policies are included in the loss adjustment and general expenses of our personal insurance operations. These fees increased by $27.1 million to $69.6 million in 2004 compared to 2003 due to increased premiums processed and a change in methodology by the association, which accelerated the payment of fees.

Our personal insurance expense ratio decreased to 26.8% for 2004 compared to 28.5% for 2003 due to decreases of 0.2% in the commission ratio, 0.4% in the premium taxes ratio and 1.1% in the general expense ratio.

Commissions increased by $80.1 million, or 26.7%, to $379.9 million in 2004 compared to $299.8 million in 2003. Regular commissions grew by approximately 21% while our Facility Association business decreased by 50.1% in 2004 compared to 2003. The remainder of the increase reflects higher profit sharing commissions paid to brokers of $77.9 million for 2004 compared to $45.8 million for 2003 as a result of the positive underwriting performance.

Premium taxes increased $10.9 million, or 15.6%, to $80.1 million in 2004 compared to $69.2 million in 2003 primarily due to the increase in net premiums earned during the period.

The general expense ratio to net earned premium decreased by 1.1 percentage points to 7.2% for 2004 compared to 8.3% in 2003. In absolute terms, general expenses increased by $16.3 million, or 10.7%, to $168.7 million in 2004 compared to $152.4 million in 2003. Excluding the impact of commuting the quota share treaty and the one month of Allianz expenses, general expenses had essentially no growth. Our workforce was stable in size, partly the result of holding vacant positions open for the transition of Allianz employees.

Commercial Insurance

Underwriting income from commercial insurance in 2004 was $130.8 million, an increase of $43.6 million compared to $87.2 million in 2003. This increase was primarily due to an improvement in the claims ratio to 51.9% in 2004 from 57.7% in 2003, which was largely attributable to an increase in rates on earned premium and favourable claims frequency. Indeed, the earned premium for commercial non-auto in 2004 reflects a combination of important rate increases in 2003 in excess of 15% as well as an average rate increase of 6.8% in 2004. The claims frequency in both commercial auto and non-auto dropped by roughly 15%.

In addition, claims and loss adjustment expenses decreased by $8.1 million, or 1.5%, to $530.0 million in 2004 compared to $538.1 million in 2003.

Our commercial insurance expense ratio increased to 35.3% for 2004 compared to 32.9% for 2003 due to an increase of 3.2% in the commission ratio, no change in the premium taxes ratio and a decrease of 0.8% in the general expense ratio.

Commissions increased by $50.1 million, or 27.5%, to $232.6 million in 2004 compared to $182.5 million in 2003 and net premiums earned grew by 9.5% which generated increased commissions. The remainder of the increase reflects higher profit sharing commissions of $49.3 million for 2004 compared to $24.3 million for 2003 as a result of the strong underwriting profits.

Premium taxes increased $2.7 million, or 8.0%, to $36.7 million in 2004 compared to $34.0 million in 2003 due to the increase in net premiums earned during the period.

The general expense ratio to net earned premium decreased by (0.8) percentage points to 8.9% for 2004 compared to 9.7% in 2003. In absolute terms general expenses increased by $0.6 million, or 0.6%, to $91.0 million in 2004 compared to $90.4 million in 2003. This was primarily the result of a minor reduction in policies in force.

Expenses

The majority of expenses, $2,894.5 million or 99.4% of the total expenses of $2,913.4 million for the year ended December 31, 2004, were part of our P&C insurance operations with the remainder comprising our P&C insurance brokers, investment operations, mutual funds and non-recurring charges related to a 2001 portfolio purchase. For the year ended December 31, 2003, $2,709.2 million or 97.6% of the total expenses of $2,775.8 million were part of the P&C insurance operations.

For our non-P&C insurance operations, losses from corporate and other were lower in 2004 than 2003 due mainly to a reduction in expenses related to a 2001 portfolio purchase which totalled $4.3 million in 2004 (2003 – $41.8 million) and consisted of commission expenses of $4.3 million for 2004 (2003 – $25.8 million) and general expenses of nil for 2004 (2003 – $16.0 million).

General expenses of our non-P&C insurance operations other than a 2001 portfolio purchase for 2004 were lower by $5.7 million primarily due to lower expenses in our P&C insurance brokers.

Income Taxes

Income tax expense for 2004 was $231.6 million compared to $76.5 million for 2003. This increase was primarily due to higher pre-tax income as a result of increased underwriting profits for the P&C insurance subsidiaries. The significant difference between the statutory rate and the effective rate came from non-taxable investment income, which lowered the tax expense by $42.3 million (2003 – $32.2 million). Although the amount of non-taxable investment income remained substantially the same between 2003 and 2004, the percentage impact of these non-taxable items on the effective tax rate is lower in 2004 because of higher overall underwriting income. Amounts of taxes related to non-deductible expenses and losses for which no tax recovery was recognized has a relatively significant impact on the effective rate in 2003, but did not materially impact the effective rate in 2004 for the same reasons. Note 9 to our consolidated financial statements summarizes the income tax rate reconciliation.

BALANCE SHEET ANALYSIS

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. For 2004, 37% of billing distribution was attributable to brokers and 63% was attributable to policyholders. Brokers' accounts for a particular month are due two months later. Policyholders' accounts are either due on receipt or in installments over the policy term. Premium receivables from brokers and policyholders were $163.8 million and $1,076.0 million, respectively, as of December 31, 2004 and $130.8 million and $920.1 million, respectively, for December 31, 2003.

Other receivables consist of amounts due from the Facility Association and other pools, other insurers and other which were $202.8 million, $137.3 million and $62.5 million, respectively, as of December 31, 2004 and $139.0 million, $238.4 million and $19.2 million, respectively, as of December 31, 2003.

Investments

We have an investment policy that seeks to provide an attractive risk-return profile over the medium to long-term. In developing our investment policy, we take into account the current and expected condition of capital markets, the historic return profiles of various asset classes and the variability of those returns over time, the availability of assets, diversification needs and benefits, regulatory capital required to support the various asset types, security ratings and other material variables likely to affect the overall performance of our investment portfolio. The overall risk profile of our investment portfolio is designed to balance the investment return needs of our liabilities while optimizing the investment opportunities available in the marketplace. Management monitors and enforces compliance with our investment policy. The majority of our investment portfolio is invested in well-established, active and liquid markets. Fair value for most investments is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Our investment portfolio is managed on a total return basis which views realized gains and losses as important and recurring components of the return on investment and consequently of income, although the timing of realizing gains or losses may be unpredictable. Our portfolio construction methodology takes into account the availability and liquidity of potential investments. We also set constraints by economic sector and by investment strategy to provide diversification across industries. We believe this diversification of exposure across a range of business sectors provides positive investment benefits. At the same time, economic difficulties concentrated in a select business sector are dampened.

Due to potential tax ramifications of these strategies, specific focus is placed on the management of the portfolio to optimize the after-tax total return.

The following table sets forth our cash and invested assets as at December 31, 2004 and 2003.

As at December 31

(in millions of dollars)	2004 Carrying Value ("CV")	2004 % of CV	2004 Fair Value	2003 CV	2003 % of CV	2003 Fair Value
Cash and cash equivalents	$ 357.2	5.6%	$ 357.2	$ 104.6	2.6%	$ 104.6
Fixed income securities[1]	3,685.1	57.9%	3,776.5	1,660.4	41.9%	1,690.3
Commercial mortgages	78.7	1.2%	83.3	113.1	2.8%	118.0
Preferred shares	1,069.6	16.8%	1,136.3	1,096.8	27.7%	1,152.1
Common shares[1]	997.7	15.7%	1,077.2	782.4	19.7%	846.1
Other investments	179.3	2.8%	179.3	208.9	5.3%	208.9
Total cash and invested assets	$ 6,367.6	100.0%	$ 6,609.8	$ 3,966.2	100.0%	$ 4,120.0

(1) Includes seed capital investment in affiliated mutual funds, carrying value as at December 31, 2004 – $155.0 million (December 31, 2003 – $157.1 million).

Cash and cash equivalents and investments increased by $2.4 billion or 60.5% to $6.4 billion at December 31, 2004 compared to 2003. The Allianz acquisition added $1,061.5 million and the commutation of a quota share also added $665.0 million. In addition, organic business growth and positive investment returns contributed to portfolio growth.

Included in the fixed income and preferred share portfolio at December 31, 2004 were approximately $26.7 million of securities with a rating below investment grade. The average duration of our publicly traded fixed income portfolio was 6.2 years on December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consist of loans to brokers with carrying value of $156.3 million as of December 31, 2004 (December 31, 2003 – $165.5 million), equity investments in brokers with carrying value of $13.4 million as of December 31, 2004 (December 31, 2003 – $14.3 million) and other commercial loans with carrying value of $9.6 million as of December 31, 2004 (December 31, 2003 – $29.1 million).

The following table sets forth our exposure to the ten largest industrial sectors for our combined fixed income securities and preferred and common share portfolios as at December 31, 3004 and 2003.

As at December 31

	2004			2003		
(in millions of dollars)	Carrying Value ("CV")	% of CV	Fair Value	CV	% of CV	Fair Value
Diversified financial services	$ 1,321.4	22.0%	$ 1,379.6	$ 746.5	19.3%	$ 780.5
Banks	636.2	10.6%	674.1	530.2	13.7%	559.2
Utilities	435.3	7.2%	461.9	268.4	6.9%	284.7
Telecommunication services	292.8	4.9%	299.2	213.2	5.5%	216.7
Insurance	246.3	4.1%	266.7	169.7	4.4%	178.7
Oil and gas	184.3	3.1%	188.7	108.3	2.8%	110.0
Special purpose	152.0	2.5%	155.5	46.8	1.2%	48.7
Real estate	124.7	2.1%	132.3	127.7	3.3%	133.3
Media	106.8	1.8%	109.6	75.2	1.9%	77.6
Food & Drug Retail	52.2	0.9%	54.7	47.0	1.2%	49.4
Total top ten sectors	$ 3,551.9	59.1%	$ 3,722.3	$ 2,332.9	60.4%	$ 2,438.8
Government	1,805.7	30.0%	1,854.9	960.7	24.9%	974.8
Other	652.7	10.9%	675.4	568.0	14.7%	601.8
Total investment assets	$ 6,010.4	100.0%	$ 6,252.6	$ 3,861.6	100.0%	$ 4,015.4

The aggregate rating of our fixed income portfolio is maintained at "A+" or higher based on S&P ratings. Additional constraints by rating category govern the issuer specific exposure. The weighted average quality ratings of our fixed income and preferred share portfolios as at December 31, 2004 was "AA–" by S&P. In mapping the preferred share ratings, a "P1" is considered to be a single A rating. Our relative exposure to fixed income securities has increased recently as the availability of economically attractive alternative investments has slightly diminished. At year end, the aggregate credit quality of the fixed income portfolio reflected the addition of the Allianz fixed income assets which had a lower proportional exposure to AAA rated securities. In addition, the year end fixed income portfolio credit rating distribution showed the results of tactical credit positioning in the portfolio.

The following graphs set forth our fixed income portfolio by credit quality according to S&P as at December 31, 2004 and 2003.

FIXED INCOME BY CREDIT QUALITY
AS AT DECEMBER 31, 2004
CARRYING VALUE


BB
0.2%
B
0.0%
BBB
4.7%
<B
0.0%
A
33.9%
AAA
38.5%
AA
22.5%

FIXED INCOME BY CREDIT QUALITY
AS AT DECEMBER 31, 2003
CARRYING VALUE


BB
0.4%
B
0.0%
BBB
3.1%
<B
0.1%
A
29.2%
AAA
54.2%
AA
12.9%

Exposure to the preferred share asset class contributes positively to the overall after-tax return of the investment portfolio. Our positive earnings position facilitates material exposure to preferred shares in our investment portfolio. With an emphasis on after-tax earnings, we are able to capture the incremental value offered by these securities. The following charts set forth our preferred share portfolio by credit quality according to S&P as at December 31, 2004 and 2003.

PREFERRED SHARES BY CREDIT QUALITY
AS AT DECEMBER 31, 2004
CARRYING VALUE


P5
1.2%
P4
0.5%
P3
15.6%
P1
40.5
P2
42.3%

PREFERRED SHARES BY CREDIT QUALITY
AS AT DECEMBER 31, 2003
CARRYING VALUE


P5
1.8%
P4
0.0%
P3
15.2%
P1
45.0
P2
38.0%

Common equity exposure focuses primarily on high dividend paying equities. We seek enhanced return by identifying and investing in shares likely to increase their dividends or pay a special one-time dividend. We undertake intensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investment candidates most likely to increase dividends paid. We also manage the equity portfolios to achieve additional dividend payouts. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental effects on the return profile of the equity investments.

Claim Liabilities

Provision for claims consists of the gross amount of individual case reserves established by us and management's estimate of claims incurred but not reported ("IBNR") based on the volume of business currently in force and historical claims experience. To ensure that our provision for claims (often called "reserves") is, to the extent possible, adequate, management has established procedures to ensure that the provision for claims at our insurance operations is subject to multiple reviews, including those by independent actuaries. We strive to establish adequate provisions at the original valuation date. It is our objective to have favourable development relative to past estimates.

We evaluate the adequacy of our reserves on a quarterly basis. Every quarter, for each line of business, we compare actual and expected claims development. To the extent that the actual results differ from expected development, assumptions are re-evaluated and new estimates are derived.

If our reserves prove to be deficient in the future, we will have to increase our reserves by the amount of such deficiency and incur a charge to earnings in the period in which such reserves are increased. The uncertainties regarding our reserves could result in a liability exceeding the reserves by an amount that would be material to our financial condition or results of operations in a future period. Future development could be significantly different from the past due to many unknown factors.

Net loss reserves included in the consolidated balance sheet at December 31, 2004 increased by 57.5% ($1.3 billion) during 2004 to $3.5 billion. Excluding the effect of the net reserves of the Allianz acquisition completed in 2004 ($680.5 million) and the Quota-Share in 2003 (- $527.9 million), loss reserves increased 2.9% ($81.5 million) during 2004. This was mainly the result of direct earned premium growth being offset by improved frequency, automobile reforms and reduced assumed reserves from statutory automobile pools (e.g. Facility Association). Further, claims liabilities in Canada determined in accordance with accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the net loss reserves. Contributing to an increase in net loss reserves was the use of a lower discount rate (4.86% average in 2004, excluding Allianz; 5.35% in 2003). The provisions for adverse deviation were set on a basis consistent with 2003.

The following table, which excludes Allianz, shows the development of the provisions for claims reserve including loss adjustment expenses for the 10 most recent accident years, with the estimated amount of each accident year development shown for the subsequent ten years. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the reserves required for claims still open or claims still unreported. We have experienced cumulative favourable development for accident years 2003, 1998, 1997, 1996, 1995, 1994 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular relating to automobile insurance in Ontario. The development of all prior accident years during 2004 has been favourable by $70.5 million (3.1%) with every accident year being favourable except for 1999 and 1994 and prior years. This came entirely from automobile, including the automobile pools which also developed favourably, partly offset by adverse development on commercial general liability generated by increased reserves on a few large claims.

Historical Loss Reserve Development

Accident Year	2003	2002	2001	2000	1999	1998	1997	1996	1995	1994 and prior
Reserve Originally Estimated	814.9	711.9	655.3	607.7	557.2	531.2	547.2	493.4	450.2	949.3
Reserve re-estimated as of										
One Year Later	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	410.6	929.0
Two Years Later		721.4	730.6	648.4	578.1	508.9	407.1	441.5	392.3	882.1
Three Years Later			729.6	664.2	607.4	504.2	421.5	445.2	397.7	895.0
Four Years Later				657.4	613.0	518.8	421.9	435.4	396.2	923.5
Five Years Later					614.4	520.1	420.9	433.8	382.7	901.9
Six Years Later						517.5	426.3	432.0	383.9	884.7
Seven Years Later							424.6	417.9	388.3	875.2
Eight Years Later								414.4	392.6	873.4
Nine Years Later									387.8	881.7
Ten Years Later										895.1
Development during 2004 deficiency (redundancy)	(64.9)	(0.2)	(1.0)	(6.8)	1.5	(2.6)	(1.7)	(3.5)	(4.8)	13.5
	(8.0%)	(0.0%)	(0.2%)	(1.1%)	0.3%	(0.5%)	(0.3%)	(0.7%)	(1.1%)	1.4%
Cumulative deficiency (redundancy)	(64.9)	9.5	74.2	49.6	57.3	(13.7)	(122.6)	(79.0)	(62.4)	(54.1)
	(8.0%)	1.3%	11.3%	8.2%	10.3%	(2.6%)	(22.4%)	(16.0%)	(13.9%)	(5.7%)

At the time of the acquisition of Allianz and Trafalgar, the acquired net loss reserves were adjusted to bring them on a consistent basis with the other insurance subsidiaries of the Company following a number of internal and independent reviews. The recorded adjustments were in the magnitude of a $70 million increase in reserves (approximately $50 million of losses incurred but not reported, $10 million

of unallocated loss adjustment expenses and $10 million of provision for adverse development). Also, a new quota share reinsurance treaty was put in place with Allianz Global Risk Rückversicherungs-AG to cede the run-off of the business that has not been acquired by the Company. This quota share is expected to remain in place until a transfer and assumption of that business which is expected to receive regulatory approval in the first half of 2005.

Reinsurance

Our primary reinsurer is ING Re (Netherlands) N.V. (which is not licensed in Canada) representing 3.9% and 84.1% of our reinsurers' share of policy liabilities as at December 31, 2004 and 2003, respectively. This affiliated reinsurer is rated AA by Standard and Poor's. The decrease in 2004 was due to the commutation of the quota share treaty related to the 2001 portfolio purchase. As part of the Allianz transaction relating to the AGR Business, there are assumed and ceded policy liabilities of $13.0 million and $447.0 million respectively. These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third party reinsurers has immaterial amounts of reinsurance payable to us.

We purchase reinsurance to reduce our exposure to the insurance risks that we assume in writing business. Generally our maximum net retention on a single risk, whether property or liability, is $2.5 million. In a number of cases, such as special classes of business or types of risks, the retention is lower through specific treaties or by using facultative reinsurance, which is the reinsurance of individual risks by offer and acceptance. It is not our practice to assume reinsurance outside of our group of companies.

In 2004, for multi-risk events or catastrophes, our retention is $5.0 million with a reinsurance coverage limit of $1.2 billion. For 2004, we have also retained 10% of the exposure from $12.5 million to $600.0 million. For 2005 we have increased our retention to $17.5 million with a limit of $1.2 billion with 10% retention from $25.0 million to $600.0 million.

We strive to minimize the credit risk related to purchasing reinsurance through adherence to our internal reinsurance guidelines. We evaluate the financial condition of our reinsurers and monitor concentrations of credit risk to minimize our exposure to losses resulting from reinsurers' insolvencies. We require a minimum A.M. Best financial strength rating for our unaffiliated licensed reinsurers of "A-" at inception of a treaty. We work closely with our reinsurers and have maintained working relationships with our key reinsurers for many years. Management concluded that no provision was necessary for uncollectible reinsurance as at December 31, 2004.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured, because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. At December 31, 2004, we were the assigned beneficiary of

such trust accounts totalling $458.7 million (December 31, 2003 – $923.9 million) in guarantees from unlicensed reinsurers. These amounts included $56.2 million as at December 31, 2004 (December 31, 2003 – $922.6 million) from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $349.5 million as at December 31, 2004 (December 31, 2003 – $761.3 million) and can be accessed if these reinsurers are unable to meet their obligations. The majority of the change in the trust accounts amount from December 31, 2003 to December 31, 2004 relates to the commutation of the reinsurance arrangements related to a 2001 portfolio purchase and AGR business.

Share Capital

As of February 15, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. holds approximately 70% of the issued and outstanding common shares and the Special Share. See Notes 16 and 23 to our audited consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The purpose of liquidity management is to ensure there is sufficient cash to meet all of our financial commitments and obligations as they fall due. We believe we have the flexibility to obtain, from internal sources, the funds needed to fulfill our cash requirements during the current financial year and to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

The liquidity requirements of our P&C insurance subsidiaries have historically been met primarily by funds generated from operations, asset maturities and income and other returns received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. As long as we continue to grow and remain profitable, cash flows should continue to be available for investment. We believe that our future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales may be executed with the objective of having adequate funds available to satisfy our maturing liabilities if needed. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios.

Both our liquidity and our capital base remain strong. Net cash provided from operations was $1,386.9 million in 2004 and $572.0 million in 2003. In addition we have an uncommitted revolving facility with a Canadian chartered bank of $50 million, none of which was drawn at December 31, 2004 or at the date of preparation of this document. We are not currently planning to make any significant capital expenditures.

On August 27, 1998, we obtained an unsecured loan of $127.0 million from an affiliate with a maturity date of August 27, 2006 and at an annual interest rate of 6.27%. The interest is payable in arrears semi-annually. During 2004, we repaid a $22.0 million credit facility with a Canadian chartered bank which was fully drawn and a $75.0 million loan from an affiliate. The completion of the IPO described previously strengthened our capital base and provided resources to repay debt, including a $200 million bridge loan used to acquire Allianz. In addition, the preferred shares in the amount of $259.1 million held by ING Insurance International B.V. were redeemed for a note payable which had a outstanding balance of $129.2 million at December 31, 2004. This note was repaid in January 2005 from the proceeds of the over-allotment option reducing our debt outstanding to $127.0 million. See Note 15 of the consolidated financial statements.

As at December 31, 2004 the Company is adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $442.3 million in excess of the minimum supervisory target of 150% as calculated under the Minimum Capital Test ("MCT") for solvency as defined by our insurance regulators at December 31, 2004 compared to $315.6 million at December 31, 2003. Based on the dividend restrictions imposed by applicable insurance laws, the total amount of dividends available for payment from our subsidiaries during 2005 is $528.1 million plus any 2005 earnings subject to MCT limitations.

The Board of Directors of the Company has declared a quarterly cash dividend of 16.25 cents per common share (for a total payout of $21.7 million) payable on March 31, 2005 to shareholders of record on March 21, 2005. This dividend represents 2.5% of the IPO share price on an annualized basis.

Contractural Obligations

(in millions of dollars)	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long Term Debt	$ 256.2	$ 129.2	$ 127.0	$	$
Operating Leases	279.6	45.0	78.8	58.0	98.0
Other Long Term Obligations [1]	94.3	27.5	30.8	17.1	18.9
Total Contractual Obligations	$ 630.1	$ 201.7	$ 236.6	$ 75.1	$ 116.9

(1) The Company earns fee income for servicing claims on behalf of the Facility Association. The fee income is deferred and recognized in income on a basis consistent with the services rendered.

RISK MANAGEMENT

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate and equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent foreign currency risk and derivative risk.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets

are traded. Below is a discussion of our primary market risk exposures and how those exposures are currently managed. Our market risk sensitive instruments, including derivatives, are primarily entered into for purposes of mitigating risk.

The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed income securities. Our exposure to foreign exchange risk is not significant. We have no direct commodity risk.

For our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2003. We do not currently anticipate significant changes in our primary market risk exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, and cause changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced. Realized losses will be incurred following significant increases in interest rates.

Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, political conditions and many other factors can also adversely affect the stock markets and, consequently, the value of the equity securities we own.

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Our credit risk exposure is concentrated primarily in our fixed income and preferred share investment portfolios and, to a lesser extent, in our reinsurance recoverables.

Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed income portfolio limits on individual corporate issuers based upon credit quality. Currently our fixed income portfolio limits are 3% for issuers rated "AA-" and above, 2% for issuers rated "A-" to "A+", 1% for issuers rated "BBB-" to "BBB+", 0.34% for issuers rated "BB-" to "BB+" and 0.19% for insurers rated "B-" to "B+". We use the lower of Dominion Bond Rating Service Limited or S&P ratings to determine an issuer's rating. These constraints may be revised from time to time as we deem appropriate.

Foreign Exchange Risk

Foreign exchange risk is the possibility that changes in exchange rates produce an unintended effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities are payable in one currency and are invested in financial instruments of another currency.

We are exposed to some foreign exchange risk arising from the investment in some of our U.S. dollar-denominated assets. Total invested assets denominated in U.S. dollars were less than 1.3% of our total invested assets at December 31, 2004. Our general policy is to minimize foreign currency exposure.

We mitigate foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forward contracts are transacted in over-the-counter markets. The notional amount of these forward contracts approximates the market value of the foreign denominated investments covered by these contracts.

Derivatives

Our use of derivatives exposes us to a number of risks including cash flow risk and fair value risks. However, we do not use a significant quantity of derivatives.

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. We mitigate cash flow risk by entering into foreign exchange swaps, whereby foreign denominated principal and fixed interest receipts are sold in exchange of Canadian dollars. These swaps are transacted in over-the-counter markets.

The notional amount of these swaps approximates the nominal value of the foreign denominated investments covered by these swaps. According to GAAP, these swaps are considered as effective hedges of cash flow risk.

The fair value of exchange-traded derivative financial instruments is based on quoted market rates. The fair value of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices on underlying instruments with similar maturities and characteristics.

The fair value reflects the estimated amount that we would have received or might have had to pay to terminate the instruments as at December 31, 2004. See Note 5 to our audited consolidated financial statements.

TRANSACTIONS WITH RELATED PARTIES

We enter into transactions with related parties. These transactions consist principally of management and advisory services rendered by our controlling shareholder, ING Groep N.V. and affiliated companies, reinsurance by an affiliated company and financing by ING Group. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations.. Accordingly, the management and advisory services are measured at the exchange amount, which approximates fair value and reinsurance and financing costs reflect market rates at the time of the transaction. See Note 8 to our audited consolidated financial statements.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers and certain other assets. As more information becomes known, these estimates and assumptions could change and impact future results. The most significant estimates and assumptions we make in preparing our financial statements are described below.

Policy Liabilities

Policy liabilities consist of provisions for claim liabilities and premium liabilities.

Claim liabilities are maintained to cover our estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. The provision also accounts for the future development of these claims including claims incurred but not reported. Reserves do not represent an exact calculation of liability, but instead represent estimates developed using projection techniques in accordance with Canadian accepted actuarial practice. These reserve estimates are expectations of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances then known, our review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are refined in a systematic ongoing process as historical loss experience develops and additional claims are reported and settled. Because the establishment of reserves is an inherently uncertain process involving estimates, current reserves may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated.

The provision for unpaid claims and adjustment expenses is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The appointed actuary of our P&C insurance subsidiaries, using appropriate actuarial techniques, evaluates the adequacy of our policy liabilities.

Premium liabilities are considered adequate when the unearned premium reserve (after deducting any deferred acquisition cost asset) is at least equal to the present value, at the balance sheet date, of cash flow of the claims, expenses and taxes to be incurred after that date on account of the policies in force at that date or at an earlier date. Deferred acquisition costs comprise commissions, premium taxes and

expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. Deferred acquisition costs are amortized on the same basis as the premiums are recognized in income.

A premium deficiency would be recognized immediately by a charge to the statement of income as a reduction of deferred acquisition costs to the extent that the unearned premiums reserve, plus anticipated investment income, are not adequate to recover all deferred acquisition costs and related claims and expenses. If the premium deficiency was greater than unamortized deferred acquisition costs, a liability would be accrued for the excess deficiency.

Investments

We obtain values for actively traded securities from external pricing services. For private placements, commercial mortgages and a small number of infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based on common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. Our methodology to identify potential impairments requires professional judgment and places particular emphasis on those securities with unrealized losses of 25% or greater of the book value where that unrealized loss has been outstanding for more than six months. Members of our investment and accounting departments meet quarterly to assess impairments and report quarterly to the Investment Committee on important investments that are included on a "Watch-list". Management assesses which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer of the security, any collateral held and the length of time the market value of the security has been below cost. Any impairments are recognized when the assessment concludes that there is objective evidence of impairment. Each quarter, any security with an unrealized loss that is determined to have been other than temporarily impaired is written down to its expected recoverable amount, with the amount of the writedown reflected in our statement of income for that quarter. Previously impaired securities continue to be monitored quarterly, with additional writedowns taken quarterly if necessary.

There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies or industry sectors could result in additional writedowns in future periods for impairments that are deemed to be other than temporary. See also Note 2 to our audited consolidated financial statements for a description of our impairment policies.

Reinsurance

Reinsurance recoverables include amounts for expected recoveries related to claims liabilities as well as the portion of the reinsurance premium which has not yet been earned. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with

those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves and are reported in our consolidated balance sheet. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions.

Goodwill and other Intangibles

Pursuant to GAAP, goodwill represents the excess of the purchase price of acquisitions over the fair value of the underlying net assets. Prior to January 1, 2002, goodwill was amortized and charged to income over its estimated useful life. On January 1, 2002, we adopted the new accounting standards for Business Combinations and Goodwill and Other Intangibles, as prescribed by GAAP. In accordance with these requirements, we reviewed each of the business combinations completed by us before July 1, 2002 to determine whether there were intangibles that met the criteria of GAAP for recognition as identifiable intangibles other than goodwill. Based on our review, we did not identify any intangible assets acquired prior to January 1, 2002.

Under GAAP, goodwill is no longer amortized but is tested annually for impairment of value on a reporting unit basis. Management's judgement is required to identify reporting units with similar economic characteristics and to select an appropriate valuation model. In the P&C insurance brokerage industry and the P&C insurance industry, it is common for companies to be acquired at a multiple of revenue or book value, adjusted for net assets other than intangibles. A range of values used to evaluate the multiple is developed using discounted cash flow valuation techniques. Accordingly, we assess the carrying value of our net assets on this basis. Any impairment identified through this assessment is charged to income as a result of a reduction in the carrying value of the goodwill. Likewise intangible assets are subject to impairment test on an annual basis by reference to the underlying fair valuation of the intangible item.

Income Taxes

We use the liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of financial statement assets and liabilities compared with their respective tax bases. Accordingly, a future tax asset or liability is determined for each temporary difference based on the income tax rates that are expected to be in effect when the underlying items of revenue and expenses are expected to be realized.

Future income taxes accumulated as a result of temporary differences are included in the consolidated balance sheet. In addition, the consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes, which cause the income tax provision to differ from what it would be if based on statutory rates.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

The Company adopted effective January 1, 2004 on a prospective basis the recommendations of The Canadian Institute of Chartered Accountants ("CICA") Emerging Issues Committee relating to derivatives (EIC-128). This change did not have any significant effect on our financial statements.

ING

RECEIVED
2007 JAN -3 A 7:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Revised Annual Information Form
ING Canada Inc.
April 15, 2005

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the lack of a trading history of, and the current absence of a liquid market for, our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Unless otherwise specified, this Annual Information Form presents information as at December 31, 2004. All amounts in Canadian dollars.

CORPORATE STRUCTURE

Name, Address and Incorporation

ING Canada Inc. ("ING Canada" or the "Company") is a corporation incorporated pursuant to the *Canada Business Corporations Act* and serves as a holding company for our operating subsidiaries which operate principally in the Canadian property and casualty insurance market. We conduct business in all provinces and territories of Canada through the following subsidiaries: ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Belair Insurance Company Inc., Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada, Equisure Financial Network Inc., Canada Brokerlink Inc., Wellington Warranty Company Inc., ING Investment Management Inc. and ING Wealth Management Inc. Our registered and principal business office is located at 181 University Avenue, Suite 700, Toronto, Ontario M5H 3M7.

Intercorporate Relationships

The following chart illustrates the corporate structure of ING Canada as at December 31, 2004, together with the jurisdiction of incorporation of each of our material operating companies. Unless otherwise noted, all of our subsidiaries are wholly-owned.

ING CANADA INC.



ING Canada Inc. (Canada)
Belair Insurance Company Inc. (Quebec)
ING Insurance Company of Canada (Canada)
ING Novex Insurance Company of Canada (Canada)
The Nordic Insurance Company of Canada (Canada)
Wellington Warranty Company Inc. (Canada)
Allianz Insurance Company of Canada (Canada)(3)
Trafalgar Insurance Company of Canada (Canada)(3)
ING Investment Management Inc. (Canada)
ING Wealth Management Inc. (Canada)
Equisure Financial Network Inc. (Canada)(1)
Canada Brokerlink Inc. (Alberta)(2)(3)

---

(1) We own 49% of the common shares of Equisure Financial Network Inc. ("Equisure") and 100% of its preferred shares. The remaining 51% of its common shares are held by a broker. A shareholder agreement provides us with the right in certain circumstances to acquire the common shares of Equisure not owned by us. Equisure generally owns a direct 50% interest in its property and casualty insurance brokerages; in Quebec, Equisure indirectly owns up to 20% of property and casualty insurance brokerages.

(2) We own or have the right to acquire all of the issued and outstanding shares of Canada Brokerlink Inc.

(3) Held directly or indirectly through Allianz of Canada Inc. (incorporated in Ontario).

GENERAL DEVELOPMENT OF THE BUSINESS

Our business was founded in 1809 with the incorporation of our first predecessor company, The Halifax Insurance Company. Our business has been operated as an indirect wholly-owned subsidiary of ING Groep or its predecessors since 1959. Between 1988 and 2001, we successfully acquired and integrated ten property and casualty ("P&C") insurance businesses. As a result of both our acquisitions and organic growth, we have grown in terms of direct premiums written from the eighteenth largest P&C insurer in Canada in 1988 to the largest P&C insurer in Canada with an estimated market share of 11.5%, based on 2004 direct premiums written.

Our business is organized into two lines: personal and commercial insurance. Our principal insurance products are automobile, property and liability insurance, which we provide to individuals and small to medium-sized businesses across Canada. Based on direct premiums written in 2004, we are the largest P&C insurer in Quebec, Alberta, Atlantic Canada and British Columbia and the second largest in Ontario. We distribute our products through two channels: brokers and direct distribution. Our personal insurance business, representing 67.5% of our direct premiums written over the last twelve months ended December 31, 2004, consists of automobile and property insurance sold to individuals. Our commercial insurance business consists of automobile, property, liability, surety, marine and specialty coverage sold to small and medium-sized commercial clients. In addition to our P&C insurance operations, we have an investment management operation which provides investment management services with respect to approximately $6.8 billion of assets under management ("AUM") as at December 31, 2004, which includes invested assets of our P&C insurance subsidiaries of $6.2 billion.

Three Year History

In December 2001, we entered into an agreement with Zurich Insurance Company ("Zurich") to acquire its personal and small- and medium-sized commercial lines business, and in turn sold our large-sized commercial lines business to Zurich. We assumed policies in force with policy liabilities of $723.1 million as at December 31, 2001 and gained approximately 1,000 new employees who transferred to ING Canada as part of the Zurich acquisition.

The Company integrated the Zurich acquisition with our existing business over most of 2002. As a result of the acquisition, we increased direct premiums written by over $510 million. At the same time, our premium rates for commercial and personal automobile insurance increased significantly while claims costs on personal automobile insurance continued to escalate.

2003 was marked by a number of provincial regulatory reform initiatives in the personal automobile sector. The Company adapted and dealt with the impact of these reforms. Underwriting results in 2003 improved as the reforms began to impact results, however a more significant trend could be attributed to lower claims frequency, which resulted in reduced claim costs. The Facility Association (see below under the heading "Description of the Business – Facility Association") incurred a large loss in 2003 and, through our mandatory participation, the Company absorbed its proportionate share of the loss, which was in excess of $65 million.

In 2004, consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. ("Allianz Agreement") to acquire most of Allianz' operations in Canada for a purchase price of $370.0 million (the "Acquisition"). Included in the Acquisition were two insurance companies, Allianz Insurance Company of Canada ("AICC") and Trafalgar Insurance Company of Canada (the "Allianz Insurance Subsidiaries") which together were the thirteenth largest P&C insurance group in Canada with a 2.7% market share based on its 2004 direct premiums written of $797.6 million. Part of this ($193.5 million), referred to as the "Excluded Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz

AG. Pursuant to the Allianz Agreement, AICC agreed to enter into a series of transactions to transfer the Excluded Business to the Canadian branch of Allianz Global Risks U.S. Insurance Company ("AGR"), a subsidiary of Allianz AG. Pursuant to these transactions, (i) AICC has ceased to write and AGR has begun to write certain lines of business associated with the Excluded Business and AGR has offered employment to certain employees of Allianz of Canada Inc. ("Allianz Canada"); (ii) all assets related to the Excluded Business have been transferred to AGR and AGR has assumed all liabilities associated with the Excluded Business; (iii) various insurance and administrative services will be provided among AICC, Allianz Canada and AGR with technology services being provided by Allianz Canada to AGR. The services will be provided until no later than September 30, 2005 except for the technology services which will be provided until no later than December 31, 2005; (iv) Allianz Global Risks Rückversicherungs AG ("AGRR") will be responsible for the results of operations of the Excluded Business during the period between the closing of the Acquisition and the effective date of the transfer of the Excluded Business to AGR; and (v) certain leases have been assigned by AICC to AGR.

The Allianz Agreement provides that any after-tax profit and after-tax loss from the Excluded Business will result in an adjustment to the purchase price for the shares of Allianz Canada. The agreement further provides that we will be indemnified by Allianz AG and Allianz of America, Inc. for any loss and liability of any nature with respect to the Excluded Business during the period from the closing of the Acquisition to the transfer and assumption of the Excluded Business. If the agreement providing for the transfer of the Excluded Business from AICC to AGR is not executed, this indemnity will continue in force until the expiry of all liabilities of the Excluded Business in AICC.

The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of 50. We are integrating the acquired business into our operations over the next 12 to 18 months. Also part of the acquisition was a network of insurance brokerages, Canada Brokerlink Inc. ("Canada Brokerlink"), which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed on December 8, 2004.

The Allianz Agreement contains customary provisions, including representations and warranties regarding Allianz Canada, the Allianz Insurance Subsidiaries and Grey Power and Canada Brokerlink (the "Brokerage Subsidiaries"). As well, the Allianz Agreement contains covenants regarding the conduct of the business of Allianz Canada, the Allianz Insurance Subsidiaries and the Brokerage Subsidiaries during the period between the execution of the Allianz Agreement and the closing of the Acquisition.

The parties to the Allianz Agreement have agreed to indemnify each other for losses resulting from misrepresentations or breaches of warranty, covenants or obligations. The maximum amount either party may recover is subject to a limit, except with respect to the Excluded Business and certain taxes paid or payable in connection with the series of transactions transferring the Excluded Business to the Canadian branch of AGR. For further details, please refer to Management's Discussion & Analysis of Financial Condition and Results of Operations for the year ended December 31, 2004 under the section "Significant Transactions – Acquisition of Allianz".

The Company completed an initial public offering on December 15, 2004 (the "Offering"), pursuant to the filing of a supplemented prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised on January 13, 2005, for

which 5,232,000 additional common shares were issued and net proceeds were received of $129.2 million.

We believe that several key factors will affect the P&C insurance industry in the next 12 to 24 months. Given the large contribution of automobile insurance to premium volume of the P&C insurance industry, regulatory changes to automobile insurance are expected to continue to impact the performance of the P&C insurance industry. Furthermore, the lower automobile claim frequencies observed in 2003 and 2004 will either return to normal levels or lead to premium reductions in the coming 24 months. Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance.

Consequently, the industry's growth rates for the next 12 to 24 months are likely to be below historical levels. We also expect that the underwriting results will not remain at such favourable levels. Given the fragmented nature of the P&C insurance industry, we also believe that the pace of consolidation activity will accelerate.

DESCRIPTION OF THE BUSINESS

The P&C insurance industry provides insurance to both individuals and businesses covering automobile, personal and commercial property, general liability and other business lines of P&C insurance. In 2004, the P&C insurance industry recorded approximately $35.7 billion of direct premiums written and made total claims payments and provisions for claims of approximately $19.9 billion. Automobile insurance is the largest business line of the P&C insurance industry while property insurance represents the second largest business line of the P&C insurance industry.

The three primary distribution channels for the P&C insurance industry are brokers, direct distribution and captive agents. Brokers act as intermediaries with a number of P&C insurance companies on behalf of customers who wish to purchase P&C insurance and represent a significant majority of the P&C insurance industry's personal and commercial insurance premiums. The direct distribution channel is a method by which P&C insurance companies sell their insurance policies directly to customers without the use of an intermediary, primarily through the Internet and call centres. P&C insurers that use a captive agent distribution strategy employ a proprietary sales force that markets P&C insurance products exclusively for that insurer.

The financial performance of the P&C insurance industry is determined by two principal factors: (i) the level of premiums collected in relation to claims and operating costs paid; and (ii) the returns generated by investment portfolios held by insurers.

The P&C insurance industry is a mature market. From 1993 to 2000, the compound annual growth rate ("CAGR") of the P&C insurance industry's direct premiums written was 4.4%. In 2001, 2002 and 2003, the P&C insurance industry's direct premiums written grew by 12.7%, 17.6% and 16.0%, respectively, resulting in a CAGR of 7.6% for the period from 1993 to 2003. The industry experienced lower growth in 2004, with an increase in direct premiums written of 4.4%.

We believe that the P&C insurance industry's premium growth rates in 2001, 2002 and 2003 were unusually high. The industry is likely to experience little or no premium growth in the short-term as the market adjusts to recent rate increases and growth rates are likely to return to historical norms in the medium to long-term.

A key performance measure of the P&C insurance industry is the combined ratio. The combined ratio is the sum of the claims ratio and the expense ratio. The claims ratio is the sum of

claims and claims adjustment expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. The expense ratio is the sum of expenses including commissions, premium taxes and general and administrative expenses incurred, expressed as a percentage of net premiums earned.

In the eleven years preceding 2004, the P&C insurance industry's combined ratios remained above 100%. From 1997 through 2001, increases in the P&C insurance industry's combined ratios were primarily caused by rising losses which were not offset by price increases in the same period. Recently, the P&C insurance industry's combined ratios have improved significantly, reflecting regulatory changes and a shift toward increased prices, improved underwriting discipline, claims frequency, claims management and a focus on expense management. As a result, the P&C insurance industry's 2002 combined ratio improved to 105.8% from 111.0% in 2001, and further improved to 98.7% in 2003. The P&C insurance industry saw further improvement in 2004 with a combined ratio of 90.7%

The P&C insurance industry's returns on investment portfolios were severely impacted as interest rates fell to historic lows in recent years and equity markets declined from 2000 to 2002. However, as a result of a better combined ratio in 2004, the P&C insurance industry improved its performance, posting a return on equity ("ROE") of 18.1% for the year ended December 31, 2004.

Lines of Business

Personal Insurance

We are the largest personal insurance provider in Canada with $2.4 billion of direct premiums written in 2004. Over the last twelve months ended December 31, 2004, our personal insurance business accounted for 67.5% of our direct premiums written. Our primary coverages in personal insurance are personal automobile and property insurance.

Personal Automobile and Liability Insurance. Our personal automobile insurance business, with $1.7 billion of direct premiums written over the last twelve months ended December 31, 2004 and approximately 1.3 million insurance policies in force, provides coverage to our customers for liability, personal injury (or accident benefits) and damage to their vehicles. Liability insurance covers the payment of damages by insured persons who have caused bodily injury or property damage to third parties as a result of an accident. Personal injury insurance covers impaired earnings, medical, rehabilitation and attendant care resulting from injury, illness or death sustained by an insured person as a result of an automobile accident. Property (collision and comprehensive) insurance covers losses suffered by insured persons because of damage to, or loss of, their automobiles. Our coverage is also available for motor homes, recreational vehicles, snowmobiles and antique and classic cars.

Claims costs in automobile insurance are primarily a function of the frequency of accidents, the cost of medical care, the cost of automobile repair and replacement, and any cost of litigation associated with claims.

Personal Property and Liability Insurance. Our personal property insurance business, with $700.9 million of direct premiums written over the last twelve months ended December 31, 2004 and approximately 1.3 million insurance policies in force, covers individuals for fire, theft, vandalism and other damages to both residences and their contents as well as personal liability coverage. Most home policies in force in Canada are on a guaranteed replacement cost basis. Coverages are adjusted to specific segments of the market. The home market is segmented into standard homes, high-value homes and non-standard homes. The home market also includes coverage for tenants, condominium owners, non-owner occupied residences and seasonal residences.

Claims costs in property insurance are primarily a function of the frequency and severity of claims. The severity itself is highly influenced by inflation in building supplies, labour costs and household possessions. Most homeowners' policies offer, but do not require, automatic increases in coverage to reflect growth in replacement costs and property values.

The profitability and pricing of homeowners' insurance is also affected by the incidence of natural disasters, particularly severe winter storms, wind and hail, earthquakes and hurricanes. We use reinsurance to reduce our exposure to natural disasters.

Commercial Insurance

We are one of the largest commercial insurance providers in Canada with $1.2 billion of direct premiums written in 2004. Over the last twelve months ended December 31, 2004, our commercial insurance business accounted for 32.5% of our direct premiums written. Our commercial insurance products are marketed to small to medium-sized businesses and farms.

Commercial Automobile Insurance. Our commercial automobile insurance business, with $301 million of direct premiums written over the last twelve months ended December 31, 2004 and approximately 69,000 insurance policies in force, provides the same coverage as private passenger automobile insurance but for different types of risks. Commercial automobile insurance covers commercial vehicles, public vehicles, garage risks, fleets of private passenger vehicles and light trucks. Most of the vehicles insured by us are cars and light trucks.

Commercial Other Insurance. Our commercial insurance business also provides coverage to businesses for fire and related lines, commercial liability, surety, inland marine, multiple peril risks, premises liability and liability for products and operations as well as niche products (jewellers' block, furriers' block, hospitality risks and warranty coverages) and had $859.7 million of direct premiums written over the last twelve months ended December 31, 2004 with approximately 220,000 insurance policies in force. We have traditionally offered commercial property, liability and other insurance to a diversified group of small and medium-sized commercial clients. These clients are typically small businesses, commercial landlords, manufacturers and contractors.

Distribution and Marketing

We distribute our products through two channels: brokers and direct distribution. Brokers are our primary distribution channel, which accounted for 90% of our direct premiums written in 2004.

- *Brokers.* We conduct business with approximately 2,800 brokers across Canada. We believe that for these brokers, who act on behalf of the customer, the priorities are competitive pricing and responsive customer service for their clients. Our business success is predicated on continuing to provide competitive rates and products that are best suited for our target customers and to deliver consistently high levels of service to brokers. For certain brokers, we provide a technology platform that allows them to transact business with us, educate them on our products and engage in co-operative marketing. We may also assist brokers in providing a broader range of wealth management products. In 2000, ING acquired a network of P&C brokerages called Equisure Financial Network Inc. ("Equisure"). We subsequently sold approximately half of our equity interest in each of these brokerages in order to ensure that locally-based, customer-focused entrepreneurs direct these brokerages' activities. We believe that our commission structure for brokers has been consistent with standard practices in the P&C insurance industry. In 2004, we incurred total commissions of $614.4 million of which $493.4 million (approximately 14.7% of net premiums earned) represented basic commissions and $121.0 million represented contingent commissions (approximately

3.6% of net premiums earned). In addition, we have provided loans to certain brokers, including Equisure brokerages, to support the growth strategy of these brokerages or their succession planning requirements.

In October 2004, the Canadian Council of Insurance Regulators, an inter-jurisdictional association of regulators of insurance, and the Canadian Insurance Services Regulatory Organizations, an interjurisdictional association of regulators of insurance intermediaries across Canada, announced that they have established a committee to ensure a co-ordinated national approach to regulators' review of insurance practices regarding the relationship between insurance companies, brokers and other intermediaries. In addition, the Ontario government announced that it had reached an agreement in principle with the P&C insurance industry, whereby P&C insurers and brokers in Ontario will voluntarily improve disclosure of both basic and contingent commission payments. On November 12, 2004, the IBC revealed details of a plan to provide enhanced clarity and access to information regarding P&C insurance sales and services in Ontario. We continue to review our commission structure, financing arrangements with brokers and related matters, including disclosure, and intend to work with insurance regulators in Canada and industry participants with respect to these developments.

- *Direct Distribution.* Our direct distribution channel caters to customers who prefer to deal directly with us, without an intermediary. Belair Insurance Company Inc. ("BELAIR") is known for its state-of-the-art call centre technology and has been conducting business directly through the Internet with consumers in Quebec and Ontario since 1995, offering free quotes and online purchasing for automobile and home insurance. We market insurance directly to customers through BELAIR by contacting customers through mass media, telemarketing and direct mail campaigns. Products are marketed and sold mainly through the Internet and by phone through our call centres in Quebec and Ontario.

Affinity groups, such as employers and associations, are also a part of our customer base. We handle sales and services for these programs either through a sponsoring broker or through our call centre operations. A number of corporations market our product offerings to their employees. In addition, we have relationships with automobile associations and other affinity groups including alumni and professional associations across Canada that market our products to their members.

Reinsurance

We purchase reinsurance in order to control our exposure to losses and liability arising from the insurance risks that we write and to protect our capital resources. We cede a portion of our gross premiums to reinsurers in exchange for the reinsurer's agreement to share a portion of the covered losses. The purpose of reinsurance is to improve risk diversification and to allow us to write more business.

All of our non-affiliate reinsurers were rated "A-" or higher by A.M. Best, a leading international insurance rating agency, at the time of entering into the reinsurance arrangements. Reinsurance recoverables related to our non-rated reinsurers, including our affiliate reinsurers, are substantially secured in the form of cash, letters of credit and/or assets held in trust accounts.

Pricing and Underwriting

Personal Insurance. We believe that pricing and underwriting are inextricably linked. The sophistication of pricing segmentation has a direct influence on the quality of risks that we will assume. Similarly, the sophistication of the risk selection process has a direct impact on the experience that is reflected in our pricing database and hence on our ability to segment and be competitive.

We enhance our competitive pricing position through disciplined claims and expense management. Over the last ten years, we have maintained a detailed proprietary database of our personal insurance business that is consistent across the provinces and territories. As a result of our size, this database allows us to have greater insight in the forecasting of expected claims severity and frequency. Our pricing is derived from frequency of claims, severity of claims, expenses associated with writing business, claims administration and settlement costs and costs of distribution channels through which the business is written.

The selection or underwriting process attempts to quantify the potential risks associated with a customer to determine the eligibility of that customer and the appropriate price that should be charged. This process is highly automated in order that brokers and underwriters can apply our underwriting guidelines as consistently as possible. We have developed sophisticated models to identify the relative profitability at the risk or policy level in order to provide brokers with additional guidelines to encourage business with the highest expected profitability.

Commercial Insurance. As in personal insurance, product pricing in commercial insurance is generally developed to provide for expected claims frequency and severity in the period when the rates will be in effect. Product pricing takes into account the expenses associated with writing business as well as claims administration and settlement expenses. Our pricing strategy also incorporates the cost of capital required to support the business being written.

We have a disciplined approach to underwriting and risk management in commercial insurance with an emphasis on profitability. Our focus on small and medium-sized businesses has allowed us to standardize our underwriting criteria and pricing based on industry classifications.

Claims Management

Our claims management objective is to provide efficient, high quality claims service to our customers while controlling claims administration costs and reducing the incidence of fraud. We believe that this can best be achieved by our internal claims staff who are trained to apply our claims management practices.

In 2004, 97% of our claims were handled to completion by our internal claims personnel, without the involvement of an external claims adjuster. We believe this results in the desired effect of consistent application of our claims policies and procedures, as well as lower aggregate claims costs and related claims administration costs.

In order to benchmark and evaluate our performance, we seek feedback from claimants annually with respect to satisfaction of our claims handling procedures. Based on this feedback for 2004, over 90% of claimants responding to the survey were satisfied with the claims process and the payments that they received. We believe that the results of this survey are representative of the satisfaction of our claimants. Our staff recognizes that timely resolution of claims is a service valued by our clients and contributes to our success and reputation. In 2003, to demonstrate our commitment to efficiency, we launched a claim service guarantee initiative, whereby we promise a response within 30 minutes after a claim is reported. If we fail to respond within 30 minutes, we pay the customer an amount up to $1,000 (not to exceed the annual premium paid by the customer).

General claims handling is administered by our approximately 1,500 claims professionals located across Canada. The claims handling process includes receipt of notice of loss, coverage verification, reserving for the ultimate potential loss, investigation of circumstances surrounding the claim, assessment of damages, settlement or refusal of settlement as appropriate, payment, completing salvage operations and recuperating under subrogation or reinsurance where applicable. The key elements of our management process are our comprehensive claims handbooks, our numerous technical training programs and our quality review processes. We have

designed systems and processes that ensure on-going monitoring, measurement and control of all aspects of the claims resolution process, from the time we receive the notice of loss to the final claim settlement.

We also have a national claims operation which:

- establishes our strategic direction with respect to claims and policies on issues that are common to all regions and distribution channels; and
- further develops our core competencies and best practices in claims.

The national claims operation negotiates suppliers' agreements, establishes training courses, updates claims manuals, establishes and monitors a consistent reserving approach, conducts operational audits, champions system development and enhancements and establishes strategies to control loss costs, including internal and external adjustment expenses.

Most of our claims professionals are regionally based. Their role is to manage the day-to-day operations relating to claims. We believe that this allows us to respond to the customer in a timely manner when a claim situation arises. All of our adjusters have authority limits— magnitudes of claims that they are qualified to process — commensurate with the adjusters' respective level of experience. These authority levels are reviewed on a regular basis and adjusted if warranted.

We manage a large number of claims in the normal course of business. A number of outstanding claims present common issues faced by the P&C insurance industry as a whole, such as total loss deductible, aftermarket parts, ice storm and environmental contamination claims. These insurance claims are managed by the claims department on a day-to-day basis. Reserves are established and adjusted by the claims department and reviewed by our internal and external auditors and our actuarial, legal and finance departments. If these claims are derived from insurance policies that are covered by reinsurance treaties, the risk to us is limited to the net retention of the insurance risks and the credit rating of the reinsurer.

Facility Association

As a condition of providing automobile insurance in Canada, our insurance subsidiaries are required to participate in the Facility Association in all provinces and territories except Quebec. The Facility Association consists of mandatory pooling arrangements with all industry participants and provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase coverage from private insurers. The policies written in the Facility Association are processed and managed by a small number of insurance carriers which receive expense reimbursement for administering the policies. We are one of several carriers that manage the Facility Association's policies. All underwriting results and investment income resulting from the business processed by these carriers are then pooled and assumed by all industry participants according to their automobile insurance market share.

The size of the Facility Association across jurisdictions varies over time in relation to the profitability of automobile insurance markets as well as the capital available to private insurers. As profitability has been poor in automobile insurance across most jurisdictions (except Quebec) in the last three years, the Facility Association's premiums grew to an unprecedented level, exceeding $1 billion in direct premiums written in 2003, but decreased to $850 million in 2004.

As the Facility Association was unable to increase price levels as fast as claims costs increased, it suffered losses exceeding $500 million in 2003, largely as a result of claims in Ontario. However, due to regulatory reforms and significant rate increases in 2003 and 2004 that helped reduce the number of risks placed into the Facility Association, it produced a profit of approximately $530 million in 2004.

Competitive Conditions

The P&C insurance industry is highly competitive. In each business line, the market is highly fragmented and there are typically numerous industry participants competing. Our competitors include both foreign and domestic insurers as well as large national insurers, government automobile insurers, smaller local insurers and mutual and co-operative insurers. In 2004, the top five insurers accounted for only 34.2% of the direct premiums written for the private P&C insurance industry. We believe that the P&C insurance industry will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, distribution channels, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. The regional competitive landscape varies slightly from the national picture.

In this competitive environment, ING Canada is the largest P&C insurance company in Canada based on 2004 direct premiums written. We have developed underwriting and pricing policies that have been demonstrated to be effective over time. As well, we are a financially sound company with an efficient capital structure that has delivered consistent returns. Since 1988, we have successfully acquired and integrated ten businesses (not including Allianz Canada), which we acquired on December 8, 2004), realized synergies and enhanced our operational efficiency and underwriting expertise. We conduct our business in all provinces and territories of Canada and distribute our products and services through P&C insurance brokers and direct distribution. Our senior management team has an average of over 15 years in the P&C insurance industry and has been with us for an average of ten years.

Intangible Properties

The international reputation of ING Groep N.V. ("ING Groep") for financial services expertise is well recognized in Canada and has a positive effect on our ability to attract a significant percentage of personal and commercial lines business handled by established brokerages. Through the Trademark License Agreement between ING Groep and ING Canada, we are able to use ING Groep's internationally recognized trademarks in furtherance of our business. In addition, in the direct personal lines distribution channel, BELAIR has developed a strong reputation among consumers in Quebec and Ontario.

Economic Dependence

Trade-Mark Licence Agreement

Under the Trade-Mark Licence Agreement dated as of December 15, 2004 between ING Groep and ING Canada, ING Groep granted to the Company a non-exclusive licence to use the ING brand, which includes the ING trade-marks, trade names, graphics, logos and domain names of ING Groep in consideration for a one-time non-refundable licence fee of one hundred dollars ($100.00). The Company is also entitled to sub-licence the use of such marks to the members of our distribution channel on such terms and conditions as ING Groep may determine from time to time. The licence will terminate, subject to a 12 month transition period (or such longer period as may be agreed to between us and ING Groep), upon the earlier of the date that (i) we notify ING Groep that we and all sublicensees intend to cease using the ING brand with no intention of resuming use, (ii) ING Groep notifies us to cease using the ING brand, or (iii) ING Groep ceases to beneficially own at least one-half of the outstanding Common Shares of the Company. In addition to the foregoing, either party may terminate the Trade-Mark Licence Agreement at any time on written notice to the other party in the event of a material breach of the licence provisions by the other party which has not been cured to the reasonable satisfaction of the non-breaching party within 120 days of the written notice. The Trade-Mark Licence Agreement will also terminate in the event of our insolvency or bankruptcy.

Environmental Policies

The Company respects the earth's finite resources, as evidenced by its inclusion as a guiding principle of the ING Canada Code of Conduct. Further, as part of ING Groep, the Company participates in group-level environmental discussions and initiatives. ING Groep's environmental management policy is built on a two-pronged, internal and external, approach designed to promote environmental protection. Its external policy is aimed at anticipating developments in the environmental field related to commercial services and the professional management of environmental risks. Internally, the policy is aimed at controlling any environmental burdens caused by ING itself. Furthermore, it is ING Groep's policy to observe all relevant laws and regulations related to the environment.

Employees

As at December 31, 2004, ING Canada had approximately 6,500 full-time equivalent employees.

Investment Management

Substantially all of our investment portfolio is managed by ING Investment Management Inc. ("IIM"). IIM also provides investment management services to our employee pension plans and our mutual funds.

As at December 31, 2004, IIM had aggregate AUM of approximately $6.8 billion of which $6.2 billion was managed on behalf of our P&C insurance subsidiaries. Of the aggregate AUM, IIM managed $4.4 billion, $1.3 billion and $1.1 billion in fixed income, common equity and preferred equity, respectively.

Investment Philosophy and Strategies

Our overall investment philosophy stresses preservation of capital, management of market liquidity, diversification of investment strategy and market risks, capital optimization and taxation effects in order to provide long-term value. Absolute and relative value of investments is taken into account in the formation of our investment strategies and portfolios. All public securities portfolios are managed against total return benchmarks. We seek to leverage our core investment capabilities in the management of a range of asset portfolios. In addition, we seek to leverage strong local knowledge of capital markets opportunities and enhance these skills with global resources and perspective provided by ING Groep.

Investment strategies are evaluated based on the relative attractiveness of a given asset category after taking into account tax, regulatory capital, risk expectations, and other material influences. The strategic asset allocation targets are established based on the availability of certain asset types, portfolio management expertise available to manage these assets, the long-term risk and return characteristics of sectors and the interaction of the overall investment portfolio with the liability characteristics.

IIM has two primary investment teams, which focus on fixed income securities and equity securities (including preferred shares), respectively. Within the equity team, smaller groups focus on different investment strategies. Although the fixed income and equity teams are focused on the two primary markets, our investment process encourages sharing of insights on issuers, communication about market trends and building investment outlooks founded on a common economic outlook. In all cases, our investment process is oriented towards providing incremental returns through active portfolio management. The performance of our investment teams is measured against total return benchmarks.

Fixed Income Securities. It is our objective to maintain a well diversified fixed income portfolio. Our internal guidelines govern the amount of credit risk we accept in the portfolio.

Generally, the aggregate rating of the fixed income portfolio is maintained at "A+" or higher by Standard and Poor's ("S&P"). For the investments made in money market instruments, the lowest permitted rating is "R-1" (low) or "AA" by S&P. With investments in government bonds, provincial securities, corporate bonds, asset-backed securities, including mortgage securities, and selected private placements and secured commercial mortgages, credit risk is spread across a broad range of issuers, structures and industries. Fixed income securities are selected based on fundamental value in the context of the general economic outlook, new issuance expectations, and overall market supply and demand forces for specific securities. Relative value between yield curve exposure, credit ratings diversification and aggregate rating composition along with sector allocation are factors we take into account in the management of the portfolios.

Equity Securities. Within the broad equity category, we pursue a range of different strategies. We use the "Growth at a Reasonable Price" methodology as the base philosophy underlying our equity investment processes. This strategy seeks to balance growth opportunities and fundamental value oriented focus. We believe in a fundamental-driven investment strategy where macroeconomic events and developments provide the framework for security-specific implementation. We focus on equity characteristics, variables and ratios we believe will identify stocks positioned to outperform in the near and medium-term. We then focus our analysis and research on specific equities that meet our preferred profile.

For the assets supporting the P&C insurance business, the major strategies include, as at December 31, 2004, a preferred share portfolio of $1.1 billion, a dividend rollover portfolio ("DROP") of $802.9 million and a market neutral program of $42.1 million— long exposure. The preferred shares portfolio seeks to provide an attractive after-tax return on a capital and risk adjusted basis. We consider our exposure to preferred shares to be a mix of both fixed income and equity market exposure. We seek to diversify our exposure across industries and companies. The average quality of the portfolio is maintained at "P2" or higher by S&P. Investments are made in retractable (callable), fixed/reset, floating and perpetual securities. We seek to employ rigorous, bottom-up fundamental analysis in constructing our preferred share portfolio as we do in our other equity portfolios. We also strive to optimize the tax implications of owning these investments. The DROP focuses on high-dividend and special dividend paying stocks and seeks to capture favourable after-tax income from these shares. The market neutral program is a long/short equity strategy. The expectation is to provide an attractive absolute level of total return irrespective of market conditions. Daily monitoring of all constraints and predetermined stress tests occurs in this portfolio.

Benchmarks and Performance

Our investment benchmarks are representative of the risk/return profile considered appropriate to support our liability profile. Although we emphasize the total return of the investment portfolio, a variety of business variables affect the ongoing management of the assets. The overall benchmark for the P&C insurance subsidiaries portfolio is a blend of the underlying benchmarks for each asset sector. The benchmarks for the preferred shares and DROP portfolios are constructed to meet the quality, diversity and liquidity needs of the business. Performance figures for our P&C insurance subsidiaries' portfolios are measured on an after-tax total return basis. For the P&C insurance subsidiaries and pension portfolios, the investment performance is as follows:

	Annual Returns	
	2004	Last Three Years
Our P&C Insurance Subsidiaries[1]		
Total	**6.53%**	**6.84%**
Fixed Income	4.72%	5.03%
Canadian Preferred Equity	5.93%	7.62%
Canadian Common Equity	14.64%	13.74%
Our Employee Pension Plans		
Total	**12.38%**	**10.38%**
Fixed Income	7.59%	8.05%
Canadian Common Equity	19.72%	16.91%
U.S. Common Equity	13.34%	N/A[2]
International Common Equity	10.50%	(3.07)%

(1) Excludes commercial mortgages and privately placed securities. Returns are after-tax.

(2) U.S. Common Equity has not been part of the investment portfolio of our employee pension plans over the entire duration of this period.

Our Mutual Funds

We also manage a range of fixed income and equity mutual funds. Of total mutual fund assets of $380.9 million as at December 31, 2004, $255.6 million was managed by IIM and $125.3 million was sub-advised by affiliates of IIM. Each fund is managed in accordance with its investment objective and strategies and investment restrictions and practices prescribed by Canadian securities regulatory authorities.

Reorganization

Prior to the Offering on December 15, 2004, ING Canada was a wholly-owned subsidiary of ING Canada Holdings Inc. ("ING Holdings"), which in turn was a wholly-owned subsidiary of ING Insurance International B.V. ("ING International"). Prior to the closing of the Offering, the outstanding share capital of ING Holdings was reorganized and a portion of capital stock redeemed in exchange for promissory notes payable to ING International and all of the issued and outstanding preferred shares of ING Holdings that were held by ING International were redeemed in exchange for promissory notes in the aggregate principal amount of $687.8 million. Following the redemption of the preferred shares and prior to the closing of the Offering, ING Holdings and ING Canada amalgamated under the *Canada Business Corporations Act* with the amalgamated corporation named "ING Canada Inc.". The authorized share capital of the amalgamated corporation is as described under the section entitled "Description of Capital Structure" below.

RISK FACTORS

If we are unable to implement our strategy or operate our business as we currently expect, our results may be adversely affected.

In order to seek profitable growth and maximize shareholder returns, we intend to invest significant resources in expanding our core businesses and implementing our strategies which we describe in the Supplemental PREP Prospectus of December 9, 2004 of ING Canada ("our Prospectus"), p. 6-7: "Our Business— Our Strategy". We cannot assure you that we will continue to succeed in implementing our strategies. We may experience difficulty in executing our strategies because of, among other things, increased competition, difficulty in developing and

introducing new products, adverse economic conditions and changes in regulatory requirements. Any of the above could have a material adverse effect on the success of our strategies.

If actual claims payments exceed our reserves for losses and loss adjustment expenses, we may be required to establish additional reserves which may adversely affect our financial condition and results of operations.

Our success depends upon our ability to accurately assess the risks associated with the insurance policies that we write. We establish reserves to cover our estimated liability for the payment of all losses and loss adjustment expenses incurred with respect to premiums earned on the insurance policies that we write. Reserves do not represent an exact calculation of liability. Rather, reserves are our estimates of what we expect to be the ultimate cost of resolution and administration of claims. These estimates are based upon various factors, including:

- actuarial projections of the cost of settlement and administration of claims reflecting facts and circumstances then known;
- estimates of future trends in claims severity and frequency;
- judicial theories of liability;
- variables in claims handling procedures;
- economic factors (such as inflation);
- judicial and legislative trends, and actions such as class action lawsuits and judicial interpretation of coverages or policy exclusions; and
- the level of insurance fraud.

Most or all of these factors are not directly quantifiable, particularly on a prospective basis, and the effects of these and unforeseen factors could negatively impact our ability to accurately assess the risks of the policies that we write. In addition, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer and additional lags between the time of reporting and final settlement of claims.

We continually refine our reserve estimates in an ongoing process as claims are reported and settled. Establishing an appropriate level of reserves is an inherently uncertain process. The following factors may have a substantial impact on our future actual losses and loss adjustment expenses experience:

- the amounts of claims payments;
- the expenses that we incur in resolving claims;
- legislative and judicial developments; and
- changes in economic conditions, including inflation.

Actual losses and loss adjustment expenses we incur under insurance policies that we write may be different from the amount of reserves we establish. To the extent that actual losses and loss adjustment expenses exceed our expectations and the reserves reflected on our financial statements, we will be required to reflect those changes by increasing our reserves. In addition, government regulators could require that we increase our reserves if they determine that our reserves were understated in the past. When we increase reserves, our pre-tax income for the period in which we do so will decrease by a corresponding amount. In addition, increasing or "strengthening" reserves causes a reduction in our insurance subsidiaries' surplus and could cause a downgrading of the ratings of our insurance subsidiaries. Any such downgrade could, in turn, adversely affect our ability to sell insurance policies.

Our investment performance may suffer as a result of adverse capital market developments or other factors, which could in turn adversely affect our business, financial condition and results of operations.

We depend on income from our investment portfolio for a substantial portion of our earnings. In 2004 and 2003, net investment income and net realized investment and other gains accounted for approximately 10.5% and 8.1%, respectively, of our consolidated revenue. A significant decline in yields in our investment portfolio or a significant reduction in the value of the securities that we own could have a material adverse effect on our business, results of operations and financial condition. In addition, due to fluctuations in the yields on fixed income securities, we face reinvestment risk as these securities mature because the funds may be reinvested at rates lower than the maturing securities.

Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control. General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. In addition, changing economic conditions can result in increased defaults by the issuers of securities that we own. Interest rates are highly sensitive to many factors, including monetary policies, domestic and international economic and political conditions and other factors beyond our control. In addition, the equity portion of our invested assets is subject to the risk, among others, that the financial condition of issuers in which we invest may become impaired or that the general condition of the stock market deteriorates.

General economic conditions, stock market conditions and many other factors can also adversely affect the securities markets and, consequently, the value of the securities we own. We may not be able to realize our investment objectives, which could reduce our net income significantly. We may alter our investment policy at an inopportune time which could result in a material underperformance of the investment portfolio as compared to historic results.

The P&C insurance industry is cyclical, and we expect to experience periods with excess underwriting capacity and unfavourable pricing.

Historically, the results of companies in the P&C insurance industry have been subject to significant fluctuations and uncertainties. The industry's profitability can be affected significantly by:

- competition;
- availability of capital to support the assumption of new business;
- rising levels of actual costs that are not foreseen by companies at the time they price their products;
- volatile and unpredictable developments, including unnatural, weather-related and other natural catastrophes or terrorist attacks;
- changes in loss reserves resulting from the general claims and legal environments as different types of claims arise and judicial interpretations relating to the scope of insurers' liability develop;
- changes in insurance and tax laws and regulation as well as new legislative initiatives;
- general economic conditions, such as fluctuations in interest rates, inflation and other changes in the investment environment, which affect returns on invested capital and may impact the ultimate payout of loss amounts; and
- general industry practices.

In addition, the profitability of automobile insurers can be affected significantly by many factors, including:

- regulatory regimes which limit their ability to detect and defend against fraudulent claims and fraud rings;
- developing trends in tort and class action litigation;
- changes in laws which could limit the use of used or like kind and quality after-market parts or compel compensation for alleged diminution in value notwithstanding repair of the vehicle;
- changes in other laws or regulations, including the adoption of consumer initiatives regarding rates charged for automobile or other insurance coverage or claims handling procedures; and
- privacy and consumer protection laws that prevent insurers from assessing risks or factors that have a high correlation with risks considered, such as credit scoring.

The financial performance of the P&C insurance industry has historically tended to fluctuate in cyclical patterns of "soft" markets characterized generally by increased competition resulting in lower premium rates and underwriting standards followed by "hard" markets characterized generally by lessening competition, stricter underwriting standards and increasing premiums rates. Our profitability tends to follow this cyclical market pattern with profitability generally increasing in hard markets and decreasing in soft markets. These fluctuations in demand and competition could produce underwriting results that would have a negative impact on our results of operations and financial condition.

Our business is heavily regulated and changes in regulation may reduce our profitability and limit our growth.

As an insurance company, we are subject to numerous laws and regulations in various jurisdictions. These laws and regulations delegate regulatory, supervisory and administrative powers to federal, provincial and territorial insurance commissioners and agencies. Such regulation generally is designed to protect policyholders rather than shareholders, and is related to matters including:

- rate setting;
- risk-based capital and solvency standards;
- restrictions on types of investments;
- the maintenance of adequate reserves for unearned premiums and unpaid claims;
- the examination of insurance companies by regulatory authorities, including periodic financial and market conduct examinations;
- the licensing of insurers, agents and brokers;
- limitations on dividends and transactions with affiliates; and
- regulatory actions.

In addition, these laws and regulations typically require us to periodically file financial statements and annual reports, prepared on a statutory accounting basis, and other information with insurance regulatory authorities, including information concerning our capital structure, ownership, financial condition including, on an annual basis, the aggregate amount of contingent commissions paid and general business operations. We could be subject to regulatory actions, sanctions and fines if a regulatory authority believed we had failed to comply with any applicable law or regulation.

Any such failure to comply with applicable laws could result in the imposition of significant restrictions on our ability to do business or significant penalties, which could adversely affect our results of operations and financial condition. In addition, any changes in laws and regulations, including the adoption of consumer or other initiatives regarding contingent and

other commissions, rates charged for automobile or claims handling procedures, could materially adversely affect our business, results of operations and financial condition.

Our business is subject to risks related to litigation and regulatory actions.

In addition to the occasional employment-related litigation to which all businesses are subject, we are a defendant in a number of claims relating to our insurance and other related business operations. We may from time to time be subject to a variety of legal and regulatory actions relating to our current and past business operations, including, but not limited to:

- disputes over coverage or claims adjudication;
- disputes regarding sales practices, disclosures, premium refunds, licensing, regulatory compliance and compensation arrangements;
- disputes with our agents, producers or network providers over compensation and termination of contracts and related claims;
- disputes relating to customers regarding the ratio of premiums to benefits in our various business lines;
- disputes with taxing authorities regarding our tax liabilities; and
- disputes relating to certain businesses acquired or disposed of by us.

In addition, plaintiffs continue to bring new types of legal claims against insurance and related companies. Current and future court decisions and legislative activity may increase our exposure to these types of claims. Multiparty or class action claims may present additional exposure to substantial economic, non-economic or punitive damage awards. The loss of even one of these claims, if it resulted in a significant damage award or a judicial ruling that was otherwise detrimental, could have a material adverse effect on our results of operations and financial condition. This risk of potential liability may make reasonable settlements of claims more difficult to obtain. We cannot determine with any certainty what new theories of recovery may evolve or what their impact may be on our businesses.

We may be subject to governmental or administrative investigations and proceedings in the context of our highly regulated sectors of activity. We cannot predict the outcome of these investigations, proceedings and reviews, and cannot assure you that such investigations, proceedings or reviews or related litigation or changes in operating policies and practices would not materially adversely affect our results of operations and financial condition. In addition, if we were to experience difficulties with our relationship with a regulatory body in a given jurisdiction, it could have a material adverse effect on our ability to do business in that jurisdiction and the price of the Common Shares.

The insurance and related businesses in which we operate may be subject to periodic negative publicity, which may negatively impact our financial results.

Our products and services are ultimately distributed to individual consumers. From time to time, consumer advocacy groups or the media may focus attention on our products and services, thereby subjecting our industries to periodic negative publicity. We also may be negatively impacted if another one of our industries engages in practices resulting in increased public attention to our businesses. Negative publicity, including publicity resulting from the recent developments in the United States described above, may also result in increased regulation and legislative scrutiny of practices in the P&C insurance industry as well as increased litigation, which may further increase our costs of doing business and adversely affect our profitability by impeding our ability to market our products and services, requiring us to change our products or services or increasing the regulatory burdens under which we operate.

Intense competition for our products could harm our ability to maintain or increase our profitability and premium volume.

The P&C insurance industry is highly competitive, and we believe that it will remain highly competitive in the foreseeable future. We believe that competition in our business lines is based on price, service, commission structure, product features, financial strength and scale, ability to pay claims, ratings, reputation and name or brand recognition. We compete with a large number of domestic and foreign insurers. These companies sell through various distribution channels, including brokers and agents who sell products exclusively for one insurer and directly to the consumer. We compete not only for business and individual customers, employers and other group customers but also for brokers, other distributors of investment and insurance products.

In addition, we may not be aware of other companies that may be planning to enter the insurance market or existing insurers that may be planning to raise additional capital. Any new, proposed or potential legislative or industry developments could further increase competition in our markets. We cannot assure you that we will be able to achieve or maintain any particular level of direct premiums written in this competitive environment.

Brokers that sell our products sell insurance products of our competitors. Such brokers may choose not to sell our products.

We distribute our products primarily through a network of brokers. These brokers sell our competitors' products and may stop selling our products altogether. Strong competition exists among insurers for brokers with demonstrated ability to sell insurance products. Premium volume and profitability could be materially adversely affected if there is a material decrease in the number of brokers that choose to sell our products. In addition, our strategy of distributing through the direct channel may adversely impact our relationship with brokers who distribute our products.

We may be unable to successfully pursue our acquisition strategy.

In executing our growth strategy, we intend to continue to expand our operations and business in part by acquiring additional P&C insurance businesses. We cannot assure you that we will be able to identify, acquire or profitably manage additional businesses or successfully integrate any acquired businesses into our operations. Furthermore, acquisitions, including the Acquisition, may involve a number of special risks, including diversion of management's attention, failure to retain key personnel, unanticipated events or circumstances and legal liabilities, some or all of which could have a material adverse effect on our business, results of operations and financial condition. We cannot assure you that acquired businesses will achieve the anticipated revenues, income and synergies. Acquisitions could also result in potentially dilutive issuances of equity securities. Failure on our part to manage our acquisition strategy successfully could have a material adverse effect on our business, results of operations and financial condition.

If we experience difficulties in integrating Allianz Canada's business with our existing businesses, our results may be adversely affected.

Achieving the anticipated benefits of the Acquisition will depend in part upon whether we can integrate Allianz Canada's business in an efficient and effective manner. The Acquisition involves the integration of two companies that have previously operated independently of each other, and the successful integration of Allianz Canada's business may result in a diversion of management's attention for a period of time. We may not accomplish the Acquisition integration process promptly or successfully. If we are unable to promptly and successfully integrate Allianz Canada's operations, the anticipated benefits of the Acquisition may not be realized.

Our results may be adversely affected if we fail to achieve the cost savings anticipated from the Acquisition.

Our rationale for the Acquisition is, in part, predicated on our ability to realize cost savings. Achieving these cost savings is dependent upon a number of factors, many of which are beyond our control. An inability to realize the full extent of these cost savings, or any of the other anticipated benefits of the Acquisition, as well as any delays and business interruptions encountered in the transition process, could have an adverse effect upon our revenues, level of expenses, operating results and financial condition.

Uncertainties associated with the Acquisition or our role as the new owner of Allianz Canada may cause Allianz Canada to lose customers or employees, and could adversely affect our business and financial results.

Customers may, in response to the Acquisition, delay or defer decisions concerning their purchase or renewal of Allianz Canada's products or services because of uncertainties related to the Acquisition or because Allianz Canada will no longer be associated with Allianz AG. In addition, the success of the integration of Allianz Canada's business will depend in part upon our ability to retain key employees of Allianz Canada. Competition for qualified personnel can be very intense. Key employees of Allianz Canada may depart or choose not to sell its products because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with the combined company. Any of these matters could have an adverse effect on our business, results of operations or financial condition.

ING Groep will substantially influence our direction and operations and may have interests that differ from those of our other shareholders.

Subsequent to the exercise in full of the Over-Allotment Option on January 13, 2005, ING Groep directly or indirectly owns approximately 70% of the outstanding Common Shares. Consequently, ING Groep is in a position to determine the outcome of corporate actions requiring shareholder approval, including: electing certain members of our board of directors; adopting amendments to our constating documents; and approving a merger or consolidation, liquidation or sale of all or substantially all of our assets. ING Groep is also in a position to prohibit us from carrying on business in jurisdictions outside of Canada. On December 15, 2004, ING Canada entered into a Co-operation Agreement with ING Groep which provides, among other things, that for so long as ING Groep holds not less than one-third of our outstanding Common Shares, we may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds, without the prior written approval of ING Groep. In addition, ING Groep holds a Special Share, which entitles ING Groep to elect a specified number of directors to our board, which initially will comprise five of our 12 directors, one of whom must be appointed our Chief Executive Officer. Accordingly, ING Groep has significant influence over our ongoing business and operations, both as a shareholder and as a party to the Co-operation Agreement, even after it ceases to own or control a majority of our Common Shares. For further details, please refer to the section entitled "Relationship with ING Groep" below.

In addition, ING Groep has provided us, and will continue to provide us, with certain services. The terms of these arrangements have been negotiated between us and ING Groep and may not necessarily reflect terms that we or ING Groep would agree to with an independent third party. Certain of these arrangements may be disadvantageous to us. For further details, please refer to the section entitled "Relationship with ING Groep" below. Certain of our directors are also directors or officers of ING Groep or certain of its subsidiaries. Conflicts of interest could arise between us and ING Groep or one of its subsidiaries, and any such conflict may not be resolved in a manner that favours us.

ING Groep has advised us that it intends to retain control of us and does not currently intend to pursue any action that would cause its holding of Common Shares to be reduced such that it would not retain such control. In order to retain control, ING Groep may decide not to enter into a transaction in which our shareholders would receive consideration for their Common Shares that is much higher than the cost of their investment in Common Shares or the then market price of the Common Shares. We do not have any control over any decision that ING Groep may make in the future regarding its continued ownership of Common Shares.

Our profitability and ability to grow may be adversely affected by our mandatory participation in the Facility Association in Canada's automobile insurance markets.

As a condition to the ability to conduct business in Canada's automobile insurance markets, our insurance subsidiaries are required to participate in the Facility Association that covers most of the provinces and territories. For further details, please refer to the section entitled "Description of the Business — Facility Association" above. Facility Association losses, an increase in the number of policyholders captured in the Facility Association, or changes in the pooling arrangement could reduce the profitability of our insurance subsidiaries in any given period or limit the ability of our insurance subsidiaries to profitably grow the business.

Terrorist attacks and ensuing events could have an adverse effect on our financial results and financial condition.

We may have exposure to losses resulting from acts of terrorism and political instability. These risks are inherently unpredictable, although recent events may lead to increased frequency and severity. It is difficult to predict the occurrence of such events with statistical certainty or to estimate the amount of loss per occurrence they will generate.

In addition, any future acts of terrorism would significantly adversely affect general economic, market and political conditions, potentially increasing some of the other risks to our business discussed in this section.

The occurrence of severe catastrophic events may have a material adverse effect on our financial results and financial condition.

Our insurance operations expose us to claims arising out of catastrophes. We have experienced, and expect in the future to experience, catastrophic losses that may materially reduce our profitability or harm our financial condition.

Catastrophes can be caused by various natural and unnatural events. Natural catastrophic events include hurricanes, windstorms, earthquakes, hailstorms, explosions, severe winter weather and fires. Unnatural catastrophic events include hostilities, terrorist acts, riots, crashes and derailments. The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured exposure in the area affected by the event and the severity of the event. Most catastrophes are restricted to small geographic areas; however, hurricanes, windstorms and earthquakes may produce significant damage in large, heavily populated areas. Catastrophes can cause losses in a variety of P&C insurance lines. For example, the ice storm in Eastern Canada in 1998 caused P&C insurance losses in several lines of business, including business interruption, personal property, automobile and commercial property.

Claims resulting from natural or unnatural catastrophic events could cause substantial volatility in our financial results for any fiscal quarter or year and could materially reduce our profitability or harm our financial condition. Our ability to write new business also could be affected.

We may experience an abrupt interruption of activities caused by unforeseeable and/or catastrophic events. Our operations may be subject to losses resulting from such disruptions. Losses can relate to property, financial assets, trading positions and also to key personnel. If our business continuity plans cannot be put into action or do not take such events into account, losses may further increase.

If we are unable to maintain our current financial strength ratings, our ability to write insurance and compete with other insurance companies may be adversely impacted.

Independent third party rating agencies assess and rate the financial strength of insurers based upon criteria established by the rating agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations, and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security. Financial strength ratings are used by insurers and insurance brokers as an important means of assessing the financial strength and quality of insurers. We may not maintain our financial strength ratings from the rating agencies. Please refer to the section at p. 33 in our Prospectus entitled "Our Business — Ratings" for further details. Any rating downgrade could result in a reduction in the number of insurance contracts we write and in a significant loss of business, as such business could move to other competitors with higher ratings, thus causing premiums and earnings to decrease.

We may not be able to successfully alleviate risk through reinsurance arrangements, which could cause us to reduce our premiums written in certain lines or could result in losses.

We use reinsurance to help manage our exposure to insurance risks. The availability and cost of reinsurance are subject to prevailing market conditions, both in terms of price and available capacity, which can affect our premium volume and profitability. Many reinsurance companies exclude certain coverages from, or alter terms in, the policies that we purchase from them. For example, following the terrorist attacks of September 11, 2001, certain reinsurers excluded coverage for terrorist acts or priced such coverage at prohibitively high rates. These gaps in reinsurance protection expose us to greater risk and greater potential losses and could adversely affect our ability to write future business.

We bear credit risk with respect to our reinsurers and we purchase a significant portion of our reinsurance from an unrated and unlicensed reinsurer.

Our reinsurance arrangements are with a limited number of reinsurers and, as of December 31, 2004, approximately 3.9% of our ceded policy liabilities were to ING Re, one of our affiliates, which is rated "AA" by S&P and is not licensed in Canada. This increases a potential adverse effect on our results of operations if one or more of our reinsurers is unable to meet its financial obligations. Although all of our non-affiliate reinsurers were rated "A-" or higher by A.M. Best at the time of entering into the reinsurance arrangements, these ratings are subject to change and may be lowered.

Although reinsurance makes the assuming reinsurer liable to us to the extent of the risk ceded, we are not relieved of our primary liability to our insureds as the direct insurer. As a result, we bear credit risk with respect to our reinsurers. We cannot ensure that our reinsurers will pay all reinsurance claims on a timely basis or at all. We evaluate each reinsurance claim based on the facts of the case, historical experience with the reinsurer on similar claims and existing law and include in our reserve for uncollectible reinsurance any amounts deemed uncollectible.

The inability to collect amounts due to us under reinsurance arrangements would reduce our net income and cash flow, and the ability of our insurance subsidiaries to pay dividends or make other distributions to us.

Because we are dependent on key employees, the loss of any of these employees or our inability to retain other key personnel could adversely affect our business.

We are substantially dependent on a number of key employees. Our success has been, and will continue to be, dependent on our ability to retain the services of our existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of any of our key employees, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

General economic, financial market and political conditions may adversely affect our business and profitability.

Our businesses and profitability may be materially adversely affected from time to time by general economic, financial market and political conditions such as those occurring after the September 11, 2001 terrorist attacks as discussed above. In periods of economic downturn characterized by higher unemployment, lower family income, lower corporate earnings, lower business investment and lower consumer spending, individuals and businesses may choose not to purchase insurance products, may permit existing policies to lapse, or may choose to reduce the amount of coverage purchased. In addition to the demand for our insurance products being adversely affected, our reserves and provisions would likely increase resulting in lower earnings. General inflationary pressures may affect the costs of medical care, automobile parts and repair, construction and other items, increasing the costs of paying claims.

As a holding company, we are dependent on the results of operations of our subsidiaries to meet our obligations and pay future dividends.

We are a holding company and a legal entity separate and distinct from our subsidiaries. As a holding company without significant operations or assets of our own, our principal sources of funds are dividends and other distributions as well as loans from our subsidiaries. Canadian insurance laws limit the ability of our insurance subsidiaries to pay dividends and require our insurance subsidiaries to maintain specified levels of statutory capital and surplus. In addition, for competitive reasons, our insurance subsidiaries need to maintain financial strength ratings which requires us to sustain capital levels in our insurance subsidiaries. These restrictions affect the ability of our insurance subsidiaries to pay dividends and use their capital in other ways. The inability of our subsidiaries to pay dividends to us could have a material adverse effect on our business and financial condition.

Risk Management

We have established comprehensive risk management and internal control procedures designed to manage and monitor various risks in order to protect our business, clients and shareholders. Our risk management efforts aim to avoid risks that could materially impair our financial position, accept risks that contribute to sustainable earnings and growth and disclose these risks in a full and complete manner. Our board of directors is responsible for overseeing our risk-taking activities and risk management programs.

Our board of directors has established the following committees to ensure that risks are being properly measured, monitored and reported:

- *Audit and Risk Review Committee:* This committee is composed of a majority of independent members of our board of directors and chaired by an independent director. In

addition to its audit committee functions, which include the review of the financial information and the monitoring of the internal controls, this committee reviews trends and key risk positions and exposures, risk management programs, practices and internal controls and compliance with key operational risk policies and limits.

- *Conduct Review and Corporate Governance Committee:* This committee is composed of a majority of independent members of our board of directors and chaired by an independent director. This committee reviews, approves or makes recommendations to our board of directors with respect to related party transactions, compliance and market conduct programs and policies, including the resolution of conflicts of interests, and restrictions on use of confidential information.

- *Risk Management Committee:* This committee is composed of six of our senior officers and is chaired by a senior officer designated by our board of directors. It meets monthly and oversees and endorses our global risk management priorities, assesses the effectiveness of risk management programs, policies and actions of each key critical function of our business and reports on an ongoing basis to the Chief Executive Officer, quarterly to the audit committee, and at a minimum annually to our board of directors. The committee evaluates our overall risk profile, aiming for a balance between risk, return, and capital, and determines policies concerning security and information technology risk, compliance, regulatory, legal and litigation issues, crisis and business continuity risks and reputational risk as well as management information systems. The committee is mandated to: (i) identify risks that could materially affect our business; (ii) measure risks and their financial and other impact, such as reputational; (iii) monitor risks; and (iv) avoid risks if they are not in line with the risk tolerance level determined by our board of directors. This committee uses a number of tools and processes to identify and assess the risks that could affect us. The main tools are the R&CSR (Risks and Control Self-Assessment Report), through which the risk profile of a specific business unit is established and then measured, and the key risk indicators which are a strategic tool for proactive and continuous monitoring of identified risks.

In addition, the Chief Executive Officer is directly accountable to our board of directors for all of our risk-taking activities and risk management programs and is supported by the Chief Financial Officer and the Senior Vice-President, Corporate and Legal Services, who act as Co-Chief Risk Officers, as well as the senior management committee which reviews findings of the risk management committee and takes action accordingly.

The following sets out the principal risks we have identified and the strategies adopted to manage them:

- *Strategic Risks:* We face many strategic challenges, including ongoing management and development of our products, services and relationships with our distribution networks and insureds. We manage these risks through formal processes and approvals which include:

    - obtaining our board of directors' final approval of the medium term plan, which provides for strategic planning and capital allocation, and includes risk management analysis;

    - reviewing of the financial and operational reports by the audit and risk review committee and our board of directors on a quarterly basis;

    - having each of our business units develop detailed business plans, which are then executed by local management;

- having each significant acquisition reviewed by our board of directors and the majority shareholder; and
- developing and maintaining high standards of conduct through distribution of our Code of Conduct, and ING Business Values to all new employees and periodical reminders of same to all employees, together with training sessions.

- *Operational Risks:* Operational risks are the risks of loss resulting from inadequate or failed internal processes, systems failures or human performance failures. The main operational risks relate to our inability to design and price our products properly, retain our distribution networks, manage our information properly and recuperate amounts due by our reinsurers.

- *Investment Risks:* Our investment risks are derived from three main sources: (i) investment risks that result from price volatility, interest rate changes, default, deterioration of credit rating or creditworthiness, adverse movements in foreign currency rates and from not having access to sufficient funds to meet both expected liabilities and unexpected cash demands; (ii) we bear the credit risk of our reinsurers in case they become unable to meet their financial obligations; and (iii) the risk of loss due to inability or unwillingness of our brokers to whom we lend money to repay amounts due.

  To alleviate such risks, we have adopted an investment philosophy aimed at preserving capital and investment policies that set investment limits in each category of acceptable investments and that fix minimum ratings for each type of investment. These investment policies and guidelines are applied by IIM and are closely monitored by an investment committee that reports to our board of directors at each of its regular meetings. Please refer to the section entitled "Description of the Business – Investment Management – Investment Philosophy and Strategies" above.

  Reinsurers are selected based on their financial strength ratings, business practices and the price of their product offerings. All non-related reinsurers must be rated "A-" or higher by A.M. Best at the time of entering into reinsurance agreements with us, in addition to providing collateral under reinsurance agreements if they are not licensed in Canada. Reinsurance agreements and reinsurers are closely monitored on a continuing basis. Please refer to the section entitled "Description of the business – Reinsurance" above.

  Broker loans are managed by officers in each of the three main regions: they negotiate the loans and equity participation with selected brokerages to which we lend money or in which we take a co-ownership position. Standard agreements are used for this purpose and contain general security and supervision clauses. These officers monitor the financial situation of these brokerages.

- *Market Conduct Risks:* We are subject to numerous laws and regulations in all the jurisdictions in which we operate. Failure to respect all laws and regulations, or failure to identify such laws and regulations and their impact on our relationship with customers could negatively affect our financial results and reputation. In this regard, we are supported by a team of lawyers and staff, and by outside counsel when deemed necessary, in addition to being an active member of the major industry associations. Also, we recently created a government relations function to ensure contact with the governments of the various provinces in which we operate, and to be proactive in situations that could affect our business.

- *External Risks:* Our operations are exposed to a large number of diversified external factors over which we have no or limited control. These include natural events, general

economic and geo-political conditions, and adverse legislative and judicial developments. Identification, monitoring and mitigating or avoidance of such risks is supported by the risk management effort at all levels of our organization, which includes prudent actuarial reserves, controlled risk appetite and limited risk tolerance and control of the binding authorization limits in operations, credit, acquisitions or disposals.

REGULATORY MATTERS

Our insurance subsidiaries are subject to regulation and supervision by insurance regulatory authorities of the jurisdictions in which they are incorporated and licensed to conduct business. That regulation and supervision is designed to protect policyholders and creditors rather than investors. We believe that our insurance subsidiaries are in material compliance with all applicable regulatory requirements. It is not possible to predict the future impact of changing federal, provincial and territorial regulations on our operations, and we cannot assure you that laws and regulations enacted in the future will not be more restrictive than existing laws.

DIVIDENDS

ING Canada did not declare or pay any dividends in 2004 following the Offering. On February 17th 2005, ING Canada announced the declaration of a quarterly dividend of $0.1625 per share on its outstanding common shares. The payment of dividends is subject to the discretion of our board of directors and depends on, among other things, our financial condition, general business conditions, restrictions regarding the payment of dividends to us by our P&C insurance subsidiaries and other factors that our board may in the future consider to be relevant. In addition, pursuant to a co-operation agreement entered into between ING Canada and ING Groep, ING Groep must approve any change in our policy with respect to the declaration and payment of dividends. For further details, please refer to section "Relationship with ING Groep" below.

As a holding company with no direct operations, we rely on cash dividends and other permitted payments from our insurance subsidiaries and our own cash balances to pay dividends to our shareholders. The amount of dividends payable by our subsidiaries without the prior approval of the applicable insurance regulatory authorities is limited by applicable insurance law.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized share capital consists of an unlimited number of common shares ("Common Shares"), an unlimited number of class A shares, issuable in series, the rights and preferences of which may be established from time to time by our board of directors, and one special share (the "Special Share"). As of December 31, 2004, 128,500,000 Common Shares, no class A shares and one Special Share were issued and outstanding.

Common Shares

Holders of Common Shares are entitled to receive dividends as and when declared by our board of directors and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon our voluntary or involuntary liquidation, dissolution or winding-up, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Class A Shares

The class A shares will be issuable from time to time in one or more series. Our board of directors will be authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the class A shares of each series, which may include voting rights. The class A shares of each series will rank on par with the class A shares of

every other series and will be entitled to preference over the Common Shares and any assets in the event of liquidation, dissolution or our winding up. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the class A shares of all series will participate rateably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums that would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

Special Share

The authorized number of Special Shares will be limited to one. The holder of the Special Share will be entitled to receive notice of, to attend and speak at any meeting of our shareholders; however, the holder of the Special Share will not be entitled either to vote at any shareholder meeting or to sign a resolution in writing, other than (i) in respect of the nominee rights described below under the heading "Relationship with ING Groep — Co-operation Agreement — ING Groep Corporate Governance Rights — Special Share Rights— ING Groep Nominees", and (ii) as a separate class (A) pursuant to applicable law and (B) upon any proposed change to the maximum or minimum number of directors. The Special Share will also provide for certain rights with respect to the appointment of our Chief Executive Officer. The rights attaching to the Special Share will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us.

The Special Share will be automatically converted into one Common Share in the circumstances described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Automatic Conversion of Special Share".

No dividends will be declared or paid by ING Canada on the Special Share. In the event of our liquidation, dissolution or winding-up, whether voluntary or involuntary, the holder of the Special Share will be entitled to receive $1.00 for the Special Share before any distribution of any part of our assets among the holders of our Common Shares, but after any such distribution among the holders of any series of class A shares.

MARKET FOR SECURITIES

The common shares of ING Canada are listed and trade on the Toronto Stock Exchange under the symbol "IIC.LV".

Trading Price and Volume

The following table represents the price ranges and volume traded on the Toronto Stock Exchange of common shares of ING Canada from its first day of public trading on December 15, 2004 until the Company's financial year-end on December 31, 2004.

Period	Low ($)	High ($)	Volume
2004			
December 15-31	27.75	30.00	24,753,825

DIRECTORS AND OFFICERS

The following table sets out, for each of our directors and executive officers, the person's name, municipality of residence, position with us, principal occupation and, if a director, the date on which the person became a director. Each of the directors of the Company will serve until the Annual Meeting of Shareholders, which is scheduled to be held on April 19, 2005. Each director and executive officer listed has held the principal occupation indicated for the past five years except if otherwise indicated hereunder.

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Claude Dussault[(4),(5)] Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, ING Canada	March 28, 2000
Yves Brouillette[(3),(4)] Marietta, Georgia, USA	Chairman	Chief Executive Officer, ING Latin America	October 10, 1989
Michael W. Cunningham[(5),(6)] Toronto, Ontario, Canada	Senior Vice-President and Chief Financial Officer	Senior Vice-President and Chief Financial Officer, ING Canada	-
Claude Désilets[(6)] Sainte-Julie, Quebec, Canada	Senior Vice-President and Chief Actuary	Senior Vice-President and Chief Actuary, ING Canada	-
Françoise Guénette[(6)] Toronto, Ontario, Canada	Senior Vice-President, Corporate and Legal Services, and Secretary	Senior Vice-President, Corporate and Legal Services, and Secretary, ING Canada	-
Charles Brindamour Toronto, Ontario	Executive Vice-President	Executive Vice-President, ING Canada	-
Derek Iles Toronto, Ontario	Executive Vice-President	Executive Vice-President, ING Canada	-
Donald K. Lough[(5),(6)] Unionville, Ontario	Executive Vice-President	Executive Vice-President, ING Canada	-
Jacques Valotaire[(5)] Longueuil, Québec	Executive Vice-President	Executive Vice-President, ING Canada	-
Marcel Côté[(3)] Montreal, Quebec	Independent Director	Senior Partner, Secor Inc.	December 15, 2004
Robert W. Crispin[(4)] Atlanta, Georgia, USA	Director	Chairman and Chief Executive Officer, ING Investment Management LLC	October 26, 2004
Michael A. Mackenzie[(1),(2)] Cobourg, Ontario, Canada	Independent Director	Executive in residence, Schulich School of Business, York University	December 15, 2004
Eileen Mercier[(1)] Toronto, Ontario, Canada	Independent Director	Corporate Director	December 15, 2004
Robert Normand[(1),(2)] Rosemère, Quebec, Canada	Independent Director	Corporate Director	December 15, 2004
Louise Roy[(3)] Montreal, Quebec, Canada	Independent Director	Associate Fellow, Center for Interuniversity Research and Analysis on Organizations	December 15, 2004
Carol Stephenson[(3)] Manotick, Ontario, Canada	Independent Director	Dean, Richard Ivey School of Business, University of Western Ontario	December 15, 2004

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since
Mark A. Tullis[(2)] Atlanta, Georgia, USA	Director	President, Institutional Businesses, ING U.S. Financial Services	August 15, 2000
David A. Wheat[(4)] Duluth, Georgia, USA	Director	Executive Vice-President and Chief Financial Officer, ING Insurance Americas	August 19, 2004
J. Gordon Wicijowski[(2)] Regina, Saskatchewan, Canada	Independent Director	Corporate Director	December 15, 2004

Notes

(1) Denotes member of the Audit and Risk Review Committee

(2) Denotes member of the Conduct Review and Corporate Governance Committee

(3) Denotes member of the Human Resources Committee

(4) Denotes member of the Investment Committee

(5) Denotes member of the Pension Funds Committee

(6) Denotes member of the Risk Management Committee

Claude Dussault. Mr. Dussault is a member of ING Groep's Management Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada Brokerage Network. Over the last 19 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Quebec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries.

Yves Brouillette. Mr. Brouillette has been, since April 2002, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Quebec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Michael W. Cunningham. Prior to his current appointment in January 2002, Mr. Cunningham was the Chief Financial Officer of ING U.S. Worksite Financial Services serving the defined contribution qualified retirement market where he was responsible for all finance functions. Over the last 13 years, Mr. Cunningham has occupied several executive positions within the ING group of companies in North America. Mr. Cunningham received his Bachelor of Science degree in 1970 and his Masters of Business Administration degree in 1973. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Claude Désilets. Mr. Désilets joined the ING group of companies in November 1989 and has occupied his current position at ING Canada since January 1993. Before joining ING, he occupied various actuarial functions for two Canadian Property and Casualty Insurance

companies. From 1992 to 1997, Mr. Désilets also taught actuarial science at l'Université de Montréal. Mr. Désilets graduated from l'Université Laval (Quebec) in 1982 with a Bachelor of Actuarial Sciences degree and is a Fellow of both the Casualty Actuarial Society and Canadian Institute of Actuaries.

Françoise Guénette. Ms. Guénette has held her current positions with us since joining in 1997. Her current functions also include compliance and she is chair of our risk management committee. Prior to joining us, Ms. Guénette was the Chief General Counsel and Head of Corporate Services for a number of different corporations, including a large bank and a financial group in Canada. She also taught Insurance at l'Université de Montréal. She was Governor of l'Université du Québec from 1988 to 1992 and held various positions at the Conservation and Environmental Board of the Province of Quebec between 1988 and 1993, including being Chairman from 1992 to 1993. Ms. Guénette has a law degree from McGill University, and is a member of the Quebec Bar and the Law Society of Upper Canada.

Charles Brindamour. Mr. Brindamour has been in charge of our personal lines, commercial lines and claims divisions in addition to planning and corporate development since May 2004. Prior to that time, he held the positions of Senior Vice-President, Personal Lines from October 2001 to May 2004 and Vice President, Finance for ING Canada from September 1999 to October 2001. Over the last 12 years, Mr. Brindamour has occupied several senior and executive positions within the ING group of companies. Mr. Brindamour received his Bachelor of Actuarial Science in 1992 from l'Université Laval (Quebec) and is an Associate of the Casualty Actuarial Society since 1995.

Derek A. Iles. Mr. Iles has been in charge of our operations in Ontario and in the Western provinces since May 2004. Prior to his current position, Mr. Iles was President, Central/Atlantic Region from 2001, and previously was President and Chief Operating Officer of ING Western Union Insurance Company located in Calgary, Alberta. He has over 25 years of experience in the P&C insurance industry, including branch management. Mr. Iles earned his FCII through the Chartered Insurance Institute in Great Britain and completed the University of Calgary Executive Program in 1987. He has completed the Advanced Executive Education Program from the Wharton School of Business.

Donald K. Lough. Mr. Lough is Executive Vice-President in charge of information technology, human resources, wealth management, marketing, communications and government relations. Prior to his current position, Mr. Lough was President and Chief Executive Officer of ING Halifax Insurance Company from 1990 to 2001. Mr. Lough has over 30 years of experience in the insurance industry including experience in underwriting, marketing and branch management. Mr. Lough has a Bachelor of Commerce degree from Concordia University and has completed the Advanced Executive Education Program from the Wharton School of Business.

Jacques Valotaire. Mr. Valotaire has been our Executive Vice-President in charge of Quebec, the Atlantic provinces and BELAIR since May 2004. Over the last 13 years, Mr. Valotaire has held several executive positions within the ING Canada group of companies. Mr Valotaire has been in charge of our operations in Quebec since 2001. From 1999 to 2001, Mr. Valotaire was President and Chief Executive Officer of ING Commerce Group and from 1992 until 1999, he was President and General Manager of BELAIR. He is currently president of the IBC—Quebec Region, and Deputy Chairman of the Board of the Groupement des Assureurs automobiles du Québec. Mr. Valotaire is a Fellow of the Order of Chartered Accountants and is a graduate of l'Université Laval (Quebec). He has also completed the Advanced Executive Education Program from the Wharton School of Business.

Marcel Côté. Mr. Côté is a senior partner of Secor Consulting Inc., a Montreal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he

was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Quebec. Mr. Côté holds a Masters in Science from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Robert W. Crispin. Mr. Crispin is the Chairman and Chief Executive Officer of ING Investment Management LLC and a member of the ING Insurance Americas Committee, which is responsible for all of ING's insurance and investment management activities in the Americas. He has held these positions since 2001. Over the past 33 years, Mr. Crispin has held senior positions with a number of major insurance and financial service companies. He has led a variety of units including investments, finance, distribution, reinsurance, international operations and technology. Mr. Crispin has a Masters of Business Administration degree and is a Chartered Financial Analyst.

Michael A. Mackenzie. Mr. Mackenzie is an Executive-in-Residence at the Schulich School of Business, York University, Toronto. From 1987 to 1994, Mr. Mackenzie was the Superintendent of Financial Institutions, Canada where he was responsible for the regulation and supervision of banks, trust companies and insurance companies. During this period, he was also a director of the Canadian Deposit Insurance Corporation. From 1957 to 1987, Mr. Mackenzie was a partner at Clarkson Gordon (now Ernst & Young LLP) in Toronto and Montreal, practicing in the areas of auditing and advisory services. Mr. Mackenzie has a Bachelor of Arts from the University of Toronto (Honours History), an MBA from Harvard University (Baker Scholar) and is a Fellow of the Institute of Chartered Accountants, Ontario. Mr. Mackenzie was appointed a member of ING Canada's former Advisory Board in 1999, and was previously a member of the board of directors from 1996 to 1999. Mr. Mackenzie has been a director of our federal P&C insurance subsidiaries since 2002 and of ING Investment Management Inc., the investment management subsidiary of ING Canada, since 2001.

Eileen Mercier. Ms. Mercier's career encompasses 34 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2002, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a member of the board of directors of several business and charitable associations and holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

Robert Normand. Mr. Normand is currently a director of a number of publicly traded and private companies, in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the University of Montreal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Louise Roy. Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together enterprises and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the University of Montreal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Carol Stephenson. Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Mark A. Tullis. Mr. Tullis is the President of Institutional Businesses of ING Americas and has held several other senior executive positions since joining ING Americas in September 1999. Prior to joining the ING group of companies, Mr. Tullis was Executive Vice-President and Chief Actuary with Primerica, a subsidiary of Citigroup, from 1994 to 1999, where he was responsible for financial reporting, actuarial functions and reinsurance functions in connection with various Primerica companies. Mr. Tullis has more than 27 years experience in senior positions within the insurance industry. Mr. Tullis holds a Bachelor of Mathematical Sciences degree. Mr. Tullis has been a director of ING Canada's federal P&C insurance subsidiaries since 2000.

David A. Wheat. Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Insurance Americas since August 2004. Beginning in April 2003, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's federal P&C insurance subsidiaries since August 2004.

J. Gordon Wicijowski. Mr. Wicijowski has over 40 years experience providing accounting, auditing and advisory services. He has been a director of a number of companies in various sectors, including financial services and mutual funds. Mr. Wicijowski was appointed a member of our Advisory Board in 1999 and was previously a member of our board of directors from 1998 to 1999. He has been a director of our P&C insurance subsidiaries since 2002 and of IIM since 2001. He has been a Governor of the Law Foundation of Saskatchewan since 1973, and is a member of the Canadian Institute of Chartered Accountants and a Fellow of the Institute of Chartered Accountants of Saskatchewan. Mr. Wicijowski was the managing partner of the Saskatchewan practice of Ernst & Young from 1975 to 1993. Mr. Wicijowski obtained a Bachelor of Commerce degree from the University of Saskatchewan. He received the first

Distinguished Service Award of the Institute of Chartered Accountants of Saskatchewan and holds an honorary Doctor of Laws degree from the University of Regina.

Committees of the Board of Directors

Our board of directors has established six committees which are described below. Our board of directors and the boards of directors of our P&C insurance subsidiaries ensure that the composition of their committees meets applicable statutory independence requirements as well as any other applicable legal and regulatory requirements.

Audit and Risk Review Committee

The Audit and Risk Review Committee is composed of Michael A. Mackenzie, Eileen Mercier and Robert Normand, each of whom is independent and financially literate. The Mandate of the Audit and Risk Review Committee is attached as **Appendix A** to this Annual Information Form.

External Auditor Service Fees

	2004	2003
Audit Fees[(1)]	920	477
Audit-Related Fees[(2)]	123	49
Tax Fees[(3)]	100	93
All Other Services[(4)]	318	215
Total	1,461	834

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with our initial public offering and other statutory audit requirements.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits and appeals related thereto.

(4) All Other Fees include fees for other services not included in the preceding categories, primarily audit services for the ING Funds and the translation of financial reports.

Conduct Review and Corporate Governance Committee

Our conduct review and corporate governance committee ensures that management has established procedures to ensure that permitted transactions with "related persons" are on terms and conditions at least as favourable as market. The committee's responsibilities include reviewing applicable procedures and their effectiveness as well as our practices to ensure that related party transactions that may have a material effect on our stability or solvency are identified. The conduct review and corporate governance committee also reviews our compliance programs that cover market conduct, ombudsman office, privacy office, conflict of interest, relationships with clients and brokerages and relationships with regulatory authorities. This committee reports to our board of directors on related party transactions and other matters. The committee monitors ongoing developments regarding corporate governance and seeks expert advice when appropriate.

Human Resources Committee

Our human resources committee reviews and makes recommendations to the directors regarding nominations of our directors and the appointment of our chief executive officer, employee compensation matters including in respect of pension funds, any equity or other compensation plan for our officers and succession planning. This committee is also responsible for reviewing annually the performance of our chief executive officer and evaluating his total compensation in relation to his performance against established goals and strategies. The committee also periodically assesses the performance of our board of directors and its committees.

Other Committees

Our board of directors has also established three other committees composed of members of senior management (and, in the case of the investment committee, of directors) that report to our board of directors or one of its committees. These management committees are the risk management committee, the investment committee, and the pension funds committee which makes recommendations to the human resources committee in respect of pension funds benefits and also monitors the investments of the pension funds.

Shareholdings of Directors and Executive Officers

To the knowledge of ING Canada, as at December 31, 2004, the directors and executive officers of ING Canada as a group, beneficially owned, directly or indirectly, or exercised control or direction over 105,000 of the outstanding common shares of ING Canada.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand,* a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

Conflicts of Interest

To the knowledge of ING Canada, no director or executive officer of ING Canada has an existing or potential material conflict of interest with ING Canada or any of its subsidiaries.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

ING Groep and some of its affiliates have engaged in certain transactions, and are parties to certain arrangements, with us. Some of these transactions and arrangements are material. Prior to the Offering, all of our Common Shares were owned, directly or indirectly, by ING Groep. We

and our operating subsidiaries have numerous reinsurance agreements in effect, some of which include ING Re as a party. These agreements provide us with reinsurance coverage in the normal course of business and on normal market terms. See Note 8 to our audited consolidated financial statements for the year ending December 31, 2004. Please also refer below to the heading "Relationship with ING Groep".

INTERESTS OF EXPERTS

As at the date hereof, partners and associates of Ernst & Young LLP, the auditor of the Company, do not own any of the Common Shares of the Company.

RELATIONSHIP WITH ING GROEP

Co-operation Agreement

The Co-operation Agreement, dated as of December 15, 2004 between ING Groep and ING Canada and concluded for good and valuable consideration, governs the principal terms of our ongoing relationship with ING Groep following the Offering.

ING Groep Corporate Governance Rights

Special Approval Rights of ING Groep

For so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep (the "Approval Right") to take any of the following actions, whether directly or indirectly through a subsidiary:

(a) consolidate or merge into or with another entity or enter into any other similar business combination, other than a consolidation, merger, or other similar business combination of any of our wholly-owned subsidiaries into or with us or into or with another one of our wholly-owned subsidiaries;

(b) liquidate, dissolve or wind up the Company or any of our operating subsidiaries;

(c) acquire any assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions, provided that the Approval Right will not apply to any acquisition made by us or one of our subsidiaries on the exercise of our right of first refusal provided in the Non-Competition Agreement (see section below entitled "Relationship with ING Groep — Non-Competition Agreement");

(d) sell, transfer, lease, pledge or otherwise dispose of any of our assets, business or operations or any of our subsidiaries' assets, business or operations (in a single transaction or a series of related transactions) in the aggregate with a value of more than the greater of (i) $100 million and (ii) the dollar amount, as determined by ING Groep from time to time in accordance with its administrative policies and procedures, at which ING Groep's other subsidiaries are required to obtain the approval of ING Groep for such transactions; or

(e) change our policy with respect to the declaration and payment of any dividends on the Common Shares.

Up until the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, we will be required to seek the prior written consent of ING Groep

to approve any annual business plan of us and our subsidiaries on a consolidated basis and any amendments to, or any material departure from, such business plan. On and after the date that ING Groep first ceases to beneficially own less than one-half of the outstanding Common Shares and until the date that ING Groep first ceases to beneficially own at least one third of our Common Shares, we will be required to consult with ING Groep with respect to the preparation of our annual consolidated business plan and any amendments to, or any material departure from, such business plan; however, ING Groep will no longer have the right to approve any such business plan or any amendments to or material departures from any such business plan.

Special Share Rights

The Special Share terms provide that only one such share may be authorized for issuance and, pursuant to the Co-operation Agreement, it will be issued to ING Groep or one of its wholly-owned subsidiaries. The Special Share provides additional rights to ING Groep with respect to our corporate governance, as described below.

(i) ING Groep Nominees

The attributes of the Special Share provide, among other things, that ING Groep, as the beneficial owner of the Special Share, will be entitled to nominate and elect a certain number of directors to our board, as determined by the number of Common Shares that the holder of the Special Share beneficially owns from time to time. Accordingly, for so long as the holder of the Special Share beneficially owns a specified number of Common Shares, the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, will be entitled to nominate and elect a specified proportion of our directors (disregarding any fractional number of directors) to hold office until the next annual meeting of our shareholders or until their successors are elected or appointed, as set out in the table below.

Common Share Ownership	Proportion of Total Number of Directors
Not less than 33 1/3%	5/12
Less than 33 1/3% but not less than 30%	1/3
Less than 30% but not less than 25%	1/4
Less than 25% but not less than 20%	1/6
Less than 20% but not less than 10%	1/12

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share to elect a specified number of our directors will be subject to our obligation to comply with applicable director independence rules, including those of the TSX, applicable securities regulators and insurance regulators, including any insurance regulatory rules that apply to any of our subsidiaries as if such rules applied to us. The rights of the holder of the Special Share to nominate and elect directors will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described in the section below entitled "Relationship with ING Groep — Co-operation Agreement— ING Groep Corporate Governance Rights— Special Share Rights— Loss of Special Share Rights".

The Co-operation Agreement also provides that during such time as ING Groep beneficially owns the Special Share, it will not take any action as a shareholder that would result in there being nominees of ING Groep in numbers greater than those to which it is entitled under the terms of the Special Share and the Co-operation Agreement. Further, for so long as ING Groep is entitled to nominate and elect directors pursuant to the Special Share, ING Groep will agree to vote its Common Shares in favour of all nominees for our board set forth in any management proxy circular to be elected by holders of our Common Shares.

(ii) Appointment of Chief Executive Officer

The Special Share provides that until the date that the holder of the Special Share, being ING Groep or one of its wholly-owned subsidiaries, first ceases to beneficially own at least one-half of the outstanding Common Shares, our Chief Executive Officer will be appointed by our board of directors on an annual basis, or sooner in the event such officer resigns or otherwise ceases to hold office prior to such time, from among the directors elected by ING Groep, as the beneficial owner of the Special Share. The Co-operation Agreement provides that on and after the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares and until the date that it first ceases to beneficially own at least one-third of the outstanding Common Shares and provided that it beneficially owns the Special Share, we will be required to consult with ING Groep with respect to the selection of our Chief Executive Officer. However, any decision concerning the appointment of our Chief Executive Officer will be made by our board of directors. The rights of the holder of the Special Share with respect to the appointment of our Chief Executive Officer will not apply for so long as ING Groep, or any of its affiliates, or any combination thereof, competes with us as described below under the heading "Relationship with ING Groep— Co-operation Agreement— ING Groep Corporate Governance Rights — Special Share Rights— Loss of Special Share Rights".

(iii) Automatic Conversion of Special Share

The Special Share will be automatically converted into one Common Share concurrently with (i) any transfer to a non-wholly-owned subsidiary of ING Groep, (ii) the time that any wholly-owned subsidiary of ING Groep who, at the relevant time, holds the Special Share is no longer a wholly-owned subsidiary of ING Groep, (iii) the time that the holder of the Special Share first ceases to beneficially own at least 10% of the outstanding Common Shares, or (iv) in the event that the Co-operation Agreement is terminated in certain circumstances.

(iv) Loss of Special Share Rights

The Co-operation Agreement and the terms of the Special Share provide that the rights of the holder of the Special Share, including its rights with respect to the nomination and election of directors and the appointment of the Chief Executive Officer, will not apply for as long as ING Groep or any of its affiliates, or any combination thereof, competes with us in a Business (as defined below) in the ING Canada Territory (as defined below).

(v) Other Attributes of the Special Share

See above under the heading "Description of Share Capital" for further information concerning the rights, privileges, restrictions and conditions attaching to the Special Share.

Maintenance Right in Favour of ING Groep

ING Groep will have the right (the "Maintenance Right"), subject to applicable law, exercisable until the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, to participate in future offerings and other issuances of Common Shares or securities convertible into Common Shares (subject to certain exceptions, including any grant of incentive options, the issue of Common Shares on the exercise of such options and Common Shares issuable in a rights offering) by purchasing that number of securities in the offering necessary for ING Groep to maintain its relative beneficial ownership interest of Common Shares (on a fully diluted basis in the case of an offering of convertible securities). In respect of each exercise of the Maintenance Right for any issuance, ING Groep will acquire its securities on the same terms and conditions, including with respect to the price per security, subject to any requirements of stock exchange rules or applicable securities regulators, as is provided in the issuance in respect of which the Maintenance Right is exercised. ING Groep will

not be entitled to exercise the Maintenance Right in respect of any offering in which it exercises its rights under the Registration Rights Agreement.

Other Services and Rights Provided in Co-operation Agreement

The Co-operation Agreement also includes terms and conditions to govern the ongoing relationship between us and ING Groep with respect to our business.

Information Sharing

As ING Groep intends to account for its investment in us using the consolidation or equity method of accounting, for so long as it beneficially owns not less than one-third of the outstanding Common Shares, we will agree to provide to ING Groep certain financial and other information to assist ING Groep to satisfy its ongoing financial reporting and other obligations and internal risk management procedures. During this period, we will also co-ordinate with ING Groep with respect to public disclosure of information.

Other Services and Associated Costs

The Co-operation Agreement provides that we will negotiate in good faith with ING Groep to reach mutual agreement on services that we provide to each other and other arrangements and practices between us and which are not explicitly addressed in the Co-operation Agreement. The Co-operation Agreement will also include provisions specifically addressing, for so long as ING Groep beneficially owns not less than one-third of the outstanding Common Shares, (i) the continuance of directors' and officers' insurance and catastrophe re-insurance for our benefit and that of our subsidiaries (provided in each case that ING Groep maintains such coverage for the benefit of members of the Group generally), and (ii) our continued participation in existing vendor purchasing arrangements, to the extent permitted by the applicable underlying contract (including a covenant by ING Groep to ensure our continued involvement in the event of any renewal, provided that ING Groep will not be prevented from terminating arrangements with vendors and suppliers in the ordinary course of its business). In the event that ING Groep beneficially owns less than one-half of the outstanding Common Shares, we will be required to reimburse ING Groep for any additional cost of including us and our subsidiaries in the arrangements referred to in (i) and (ii) above which is attributable to ING Groep no longer holding at least one-half of the outstanding Common Shares. In addition to the foregoing, for so long as ING Groep beneficially owns not less than one-half of the outstanding Common Shares, we will be obligated to first seek any necessary borrowing under ING Groep's credit facilities in effect from time to time, except that we may borrow from other sources if ING Groep is unwilling or unable to provide such financing under ING Groep's credit facilities.

Until the last day in the fiscal quarter in which ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (the "Trigger Date"), subject to a 24 month transition period following such date, the Group, on the one hand, and we and our subsidiaries, on the other hand, are to continue to provide each other with any and all administrative and other services (unless otherwise specifically agreed in writing) which have been, consistent with past practices, provided to each other. The provider of such services is to be reimbursed by the user of such services for all costs, fees and expenses incurred and such costs, fees and expenses will not exceed the rates for such services established between us for 2004, subject only to reasonable increases to account for inflation. In addition, any new services to be provided will bear a cost to be agreed between us and ING Groep. Following the Trigger Date, we are to enter into one or more agreements with ING Groep on commercially reasonable terms to govern the provision of such services during the transition period.

Other Contractual Provisions

Indemnification

We and ING Groep will be required to indemnify each other and our respective subsidiaries (including the officers, directors, employees and agents of each) against specified losses suffered by the other as a result of a breach by the indemnifying party of the Co-operation Agreement. In addition, we are to indemnify ING Groep against losses suffered by the Group (including the officers, directors, employees and agents of each) as a result of any misrepresentation or omission contained in any public filing made by any member of the Group, but only with respect to information, if any, provided by us or any of our subsidiaries in writing to any member of the Group on or after the date of the Co-operation Agreement and relating to information, facts or circumstances arising on or after the date of the Co-operation Agreement expressly for use in such filing and which is, or would be required to be, included in any public filing by us or any of our subsidiaries.

Termination

On the date that ING Groep first ceases to beneficially own at least one-half of the outstanding Common Shares, the right of ING Groep to approve any of our annual consolidated business plans and any amendments to, or any material departure from, such business plans, will terminate. On the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, the Approval Right, the Maintenance Right and the consultation rights with respect to the preparation of our consolidated business plan and the appointment of our Chief Executive Officer will terminate. The Co-operation Agreement itself will terminate on the date on which ING Groep first ceases to beneficially own at least 10% of the outstanding Common Shares, provided that certain specified provisions concerning indemnification, access to historical records, dispute resolution and confidentiality are to survive in accordance with their terms.

Obligations Subject to Applicable Law

The Co-operation Agreement provides that nothing therein will require us or any of our subsidiaries to take or omit to take any action that would cause us or any of our subsidiaries to be in breach of any laws or regulations applicable to us or any of our subsidiaries.

Non-Competition Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada entered into a Non-Competition Agreement to prohibit competition between the Company and ING Groep with respect to the operation, directly or indirectly, of a property and casualty insurance business in certain geographic areas during the Restricted Period (as defined below). Pursuant to the terms of the Non-Competition Agreement, ING Groep will not, directly or indirectly, compete with us or our subsidiaries in Canada and any other jurisdiction in which we carry on a Business and in which ING Groep has agreed not to compete with us (the "ING Canada Territory") in the direct or indirect operation of a property and casualty insurance business and any ancillary business, including manufacturing and distribution (the "Business") during the period commencing on the date of the Non-Competition Agreement and terminating two years after the date that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares (such period being referred to as the "Restricted Period"). In addition to the foregoing, ING Groep will not, during the Restricted Period, directly or indirectly solicit our clients to provide them with competing products, nor will it solicit certain of our senior employees or members of our distribution channel.

We will agree that we will not during the Restricted Period, directly or indirectly, compete with ING Groep with respect to the Business carried on by ING Groep, directly or indirectly, in those jurisdictions (other than the ING Canada Territory) in which such Business is carried on by ING Groep from time to time.

Except in certain specific circumstances, during the Restricted Period neither ING Groep nor any of its affiliates (other than us and our subsidiaries) will be permitted to acquire, directly or indirectly, any business that carries on a Business in the ING Canada Territory (such Business referred to herein as a "Competing Business"). ING Groep will only be permitted to make such an acquisition in the context of a larger acquisition and only if (i) the Competing Business comprises less than 15% of the total assets and revenues, respectively, of the aggregate assets and revenues, respectively, of the business to be acquired by ING Groep, and (ii) we are given a right of first refusal to acquire the Competing Business, on the terms and conditions set out in the Non-Competition Agreement. If we do not exercise our right or we are unable to come to terms on such acquisition, then ING Groep will be permitted, in certain circumstances, to acquire the Competing Business, provided that ING Groep will be required to divest the Competing Business within two years and will not at any time be permitted to use the ING brand in connection with such Competing Business. In addition, until the Competing Business is divested from ING Groep, the rights to which ING Groep, as beneficial owner of the Special Share, would otherwise be entitled under the Special Share will not apply and ING Groep will be required to cause its nominees on our board to resign. Further, ING Groep will be required to take all appropriate steps to ensure that none of its nominees on our board serve on the board of, or participate in, the Competing Business. ING Groep will also be prohibited from using any information about us, other than information that we publicly disclose, in connection with the ownership and operation of the Competing Business.

Registration Rights Agreement

Concurrently with the execution and delivery of the Co-operation Agreement and for similar good and valuable consideration, ING Canada and ING Groep entered into a Registration Rights Agreement, which will provide ING Groep with the right to require us to qualify by prospectus Common Shares beneficially owned by ING Groep for distribution to the public in Canada.

During such time as we are a reporting issuer in Canada and until such time that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, ING Groep will be entitled to participate in any future prospectus offering of Common Shares that we initiate, provided that the Common Shares that ING Groep desires to sell in any such offering are not to exceed 15% of the total number of Common Shares (including Common Shares issuable upon exercise of any over-allotment option) that are subject to the offering. ING Groep will not be entitled to exercise its rights under the Registration Rights Agreement in respect of any offering in which it exercises its Maintenance Right under the Co-operation Agreement.

In addition to the foregoing, during such time that ING Groep is unable to sell all or any of its Common Shares without such sale being considered a "control distribution", requiring that we, absent an exemption from such requirement, file a prospectus and obtain a receipt therefor, ING Groep may demand once each calendar year, commencing 180 days after the closing of the Offering, that we file a prospectus and obtain a receipt therefore provided such demand relates to all of the Common Shares that it beneficially owns or, alternatively, such demand will result in a minimum offering size of $100.0 million. We will be entitled to defer any such demand in certain circumstances for a limited period.

In any completed offering in which ING Groep participates, the parties will bear their expenses in proportion to the number of Common Shares sold by each in the offering, provided

that if a party initiates an offering that is not completed, other than as a result of an act or omission by the other party, the initiating party must bear all expenses of or incidental to matters in connection with the distribution.

MATERIAL CONTRACTS

Other than the Underwriting Agreement relating to the sale of Common Shares and referred to below, the Acquisition Agreement relating to the acquisition of Allianz Canada and referred to above under the heading "Description of the Business – Three Year History", and the Co-operation Agreement, the Trade-Mark Licence Agreement, the Non-Competition Agreement and the Registration Rights Agreement referred to under "Relationship with ING Groep" above, particulars of which can be found elsewhere in this Annual Information Form under the designated headings, we have not entered into any material contracts during the most recently completed financial year and none are still material and in effect since January 1, 2002, other than contracts entered into in the ordinary course of business.

Underwriting Agreement

Pursuant to an underwriting agreement dated December 9, 2004 (the "Underwriting Agreement") between ING Canada and the Underwriters, the Company agreed to issue and sell 34,880,000 Common Shares and the Underwriters agreed to purchase on the date of closing of the Offering, December 15, 2004, subject to the conditions stipulated in the Underwriting Agreement, all but not less than all such Common Shares at a price of $26.00 per Common Share, payable in cash against delivery of share certificates evidencing the Common Shares. The Common Shares were offered to the public in all of the provinces and territories of Canada and in the United States in an offering to qualified institutional buyers exempt from the registration and prospectus requirements of the United States *Securities Act of 1933*, as amended (the "1933 Act"), pursuant to Rule 144A thereunder. The offering price of the Common Shares was determined by negotiations between us and the Underwriters. The Underwriting Agreement provided that we pay to the Underwriters, in consideration for their services in connection with the Offering, a fee of $1.30 per Common Share.

Our expenses for the Offering, not including the Underwriters' fee, were approximately $3,000,000, net of certain offering expenses reimbursed to us by the Underwriters.

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated upon the occurrence of certain stated events. The Underwriters are, however, severally obligated to take up and pay for all Common Shares if they purchase any of the Common Shares under the Underwriting Agreement.

We granted to the Underwriters an Over-Allotment Option, exercisable for a period of 30 days from the date of the closing of the Offering, to purchase up to an aggregate of 5,232,000 additional Common Shares, at a price of $26.00 per Common Share, payable in cash against delivery of such additional shares. The Over-Allotment Option was exercisable in whole or in part only for the purpose of covering over-allotments, if any, made by the Underwriters in connection with the Offering and for market stabilization purposes. The Over-Allotment Option was exercised in full, thus the total price to the public, Underwriters' fee and net proceeds to us before deducting other expenses of the Offering, was $1,042,912,000, $52,145,600 and $990,766,400, respectively.

The Common Shares have not been and will not be registered under the 1933 Act, or any state securities laws, and may not be offered or sold within the United States except in transactions exempt from the registration requirements of the 1933 Act. The Underwriting Agreement, however, permits the Underwriters to reoffer and resell Common Shares purchased

by them pursuant to that agreement to certain qualified institutional buyers (as defined in Rule 144A under the 1933 Act) in the United States, provided such reoffers and sales are made in accordance with Rule 144A under the 1933 Act. In addition, until 40 days after the closing date, an offer or sale of Common Shares within the United States by a dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if that offer or sale is made otherwise than in accordance with Rule 144A. All offers and sales of Common Shares in the United States will be made by U.S. registered broker-dealers which are affiliates of the Underwriters. The Underwriting Agreement provides further that the Underwriters will not take any actions that would make the safe harbour provided under Regulation S under the 1933 Act unavailable in connection with the offering and sale of the Common Shares; such regulation provides an exemption from registration requirements under such law in connection with the initial offer and sale of such shares outside the United States.

RBC Dominion Securities Inc., one of the Underwriters, is a subsidiary of a Canadian chartered bank (the "Bank") that was the lender to us under an unsecured acquisition bridge facility used to fund the Acquisition (the "Acquisition Bridge Facility"). The total amount available under the Acquisition Bridge Facility was $200.0 million. The decision of RBC Dominion Securities Inc. to purchase Common Shares pursuant to the terms of the Underwriting Agreement was made independently of the Bank, and the Bank had no influence as to the determination of the terms of the Offering. In addition, RBC Dominion Securities Inc. did not receive any benefit from the Offering, other than its respective portion of the Underwriters' fee payable by us. The Acquisition Bridge Facility must be repaid out of the net proceeds of the Offering or, in the event the Offering is not completed, otherwise prior to March 9, 2005. As of December 9, 2004, we had drawn down the full amount available under the Acquisition Bridge Facility. A portion of the net proceeds of the Offering was used to repay all of the indebtedness owed to the Bank under the Acquisition Bridge Facility. As a result, we may be considered to be a "connected issuer" of RBC Dominion Securities Inc. for purposes of Canadian securities legislation.

We agreed that we will not issue or announce the issuance of any Common Shares or securities convertible into or exchangeable for Common Shares for a period of 180 days following the closing of the Offering without the prior written consent of Merrill Lynch and CIBC World Markets, such consent not to be unreasonably withheld, conditioned or delayed, except for: (i) options and Common Shares issued pursuant to any of our share compensation arrangements (including stock option and share purchase plans); or (ii) Common Shares or securities convertible into or exchangeable for Common Shares issued as part of an arm's length acquisition by us. In addition, ING Groep and each of our directors and executive officers have agreed that they will not sell any Common Shares that they hold, directly or indirectly, for a period of 180 days following the closing of the Offering without the prior written consent of Merrill Lynch and CIBC World Markets.

LEGAL PROCEEDINGS

In the normal course of carrying on our business, we become the subject of claims and are involved in various legal proceedings. We are not currently involved in any material legal proceedings, nor are we aware of any pending or threatened proceedings, that we believe would have a material adverse effect upon our financial condition or results of operations. We believe we have established adequate reserves in respect of legal proceedings to which we are a party.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Common Shares is Computershare Investor Services Inc., at its principal offices in Vancouver, Calgary, Toronto and Montreal.

ADDITIONAL INFORMATION

Additional information on ING Canada may be obtained from our website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2004, both of which are contained in the 2004 Annual Report. All of these documents are accessible through SEDAR.

The Management Proxy Circular dated March 18, 2005 enclosed with the Notice of the Annual Meeting of Shareholders dated March 18, 2005 for the meeting scheduled for April 19, 2005 contains additional information including the remuneration and indebtedness of directors and executive officers as well as information regarding the principal holder of ING Canada shares.

To obtain a copy of the aforementioned documents as well as this Annual Information Form, at no cost, please contact the Secretary's Office of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone at 416-941-5149, or by fax at 416-941-5322, or at 1611, boul. Crémazie Est, 10ème étage, Montréal, Québec, H2M 2R9, or by telephone at 514-985-7111, ext. 8367 or by fax at 514-842-6958; you may also contact the Investor Relations Department of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, by telephone toll-free within North America at 1-866-778-0774 (416-941-5181 outside North America), or by fax at 416-941-0006.

SCHEDULE A

Mandate of the Audit and Risk Review Committee

ING Canada Inc. and its P&C Insurance Companies

I. Purpose

The Audit and Risk Review Committee (the "Committee") is responsible for monitoring and evaluating the integrity of the Financial Statements and in this regard monitors and supervises the financial reporting process, internal controls and risk management programs of ING Canada Inc. and its subsidiaries (the "Company"), as well as their implementation.

II. Composition

The Committee is composed of a minimum of three members of the Board of Directors as designated by the Board. Each member of the Committee, including the Chair, is independent, subject to applicable legislation and rules. Each Committee member is, or will become within a reasonable period, financially literate.

III. Process and Operations

The Committee meets at least four (4) times per year and otherwise as needed.. The external auditor is entitled to receive notice of, attend and be heard at each meeting of the Committee. After each meeting, the Committee reports to the Board of Directors on matters reviewed by the Committee. The Committee may call a meeting of the Board of Directors to consider any matter of concern to the Committee.

IV. Mandate

1. Responsibility for Financial Statements, Filings, Returns and Disclosures

The Committee reviews the following financial information of the Company:

- reports of the internal auditor
- reports of the external auditor
- reports of the chief actuary
- returns of the P&C companies as specified by the Superintendent of Financial Institutions and other authorities
- investments and transactions and any other situations or events that could adversely affect the well-being of the Company
- reports of actual or threatened litigation
- reports of improprieties or suspected improprieties with respect to accounting and other matters that may affect financial reporting
- any other report that by law or practice, or under specific circumstance must be submitted to the Committee.

In particular, the Committee reviews the Company's annual and quarterly financial statements and related management discussion and analysis. The Committee meets with the internal and the external auditor and the chief actuary to discuss the financial statements and returns, and the Committee approves or recommends such statements and returns to the Board of Directors for its approval.

With regards to the Committee's oversight function over financial disclosure, the Committee reviews the Company's annual and interim earnings press releases before the Company publicly discloses this information. In addition, the Committee reviews and approves the policies and procedures in place for the review of financial disclosures prior to their public release, including certification process and certification by the CEO and the CFO as required by applicable legislation.

In executing its responsibility, the Committee also monitors the Company's compliance with legal and regulatory requirements related to financial reporting and disclosure.

2. Responsibility for Internal Controls

The Committee oversees the quality and integrity of the Company's internal controls and procedures. The Committee requires management to design, implement and maintain internal controls and procedures appropriate to the Company and to make periodic reports to the Committee on the status of such controls and procedures. The Committee meets with the chief internal auditor, or the employee acting in this capacity, and with management to discuss the effectiveness of the internal control procedures established for the Company. The Committee receives management's reports on such controls and procedures, and it reviews, evaluates and approves such procedures.

The Committee also establishes procedures for the receipt, retention and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and for the confidential, anonymous submission by employees of the Company for concerns regarding accounting or auditing matters.

3. Risk Management

The Committee oversees the Company's risk management policy and procedures. The Committee reviews the risk management program and practices, including a review of the Company's trends and key risks positions and exposures. The Committee receives the Key Risks List and reports on Risk Management on a periodic basis. The Committee evaluates the Company's compliance with key operational risk policies and limits.

V. Relationship with External Auditor and other Experts

In order to facilitate the Committee's oversight function over the Company's financial reporting and disclosure, internal controls and risk management programs and procedures, the Committee has direct access to the chief internal auditor, the external auditor, the chief actuary, the risk management officers and other experts and may have private meetings with any of them.

The Committee recommends to the Board of Directors the appointment of the external auditor responsible for preparing and issuing an auditor's report or performing other audit, review or attest services for the Company. The Committee approves the independent audit fees and pre-approves non-audit related services and fees; the Committee may also delegate this function to a member of the Committee. The Committee ensures the qualifications, performance and independence of the external auditor.

The external auditor reports directly to the Committee. The Committee oversees the work of the external auditor, receives its recommendations, and approves them or submits them to the Board of Directors for approval as the case may be.

The Committee has the authority to retain outside counsel or other experts to assist it in performing its functions, and it has the authority to set and have the Company pay compensation for any advisors it retains.

Approved by the Boards of Directors of ING Canada Inc. and its subsidiaries on February 23, 2005.

SCHEDULE B

Glossary of Selected Insurance Terms

Agent	An intermediary appointed by an insurer to procure applications for insurance, receiving a commission from the insurer for policies written.
Allocated loss adjustment	The expenses of settling claims that are charged to a particular file, including expenses (ALAE) legal and other fees. The salary of the insurer's claims adjuster is not included in "allocated loss adjustment expenses". ALAE are also referred to as allocated claim expenses.
Assume	To accept from the primary insurer or reinsurer all or a portion of the liability underwritten by such primary insurer or reinsurer.
Assumed reinsurance	The acceptance of a portion of the liability underwritten by a primary insurer.
Broker	A person or firm who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer.
Capacity	Maximum amount of insurance or reinsurance available to cover risks for a company or for an entire market. An insurer's capacity generally depends on its share capital and reserves, and on its premium income.
Case reserves	The liability established to reflect the estimated cost of reported but unpaid claims and claims expenses that the insurer will ultimately be required to pay.
Casualty insurance	Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom.
Cede; ceding company	When a party reinsures its liability with another, it "cedes" business and is referred to as the "ceding company".
Claim	The amount demanded under a policy of insurance or reinsurance arising from the loss relating to an insured event. A claim is also referred to as a loss.
Claim expenses	The expenses of settling claims, including allocated loss adjustment expenses and unallocated loss adjustment expenses. Claim expenses are also referred to as loss adjustment expenses (LAE).
Claim reserves	The total of case reserves and IBNR.
Claims incurred	The total claim reserves and claim expenses at the end of an accounting period plus all claims paid during that period, minus the total claim reserves at the beginning of the period. Claims incurred are also referred to as losses incurred.

Claims ratio	Claims and claim expenses incurred, net of reinsurance, expressed as a percentage of net premiums earned. Loss ratio is also referred to as claims ratio.
Combined ratio	The sum of the claims ratio and the expense ratio, determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.
Commissions ratio	Commissions incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Direct premiums written	The total premiums from the primary insured in respect of insurance underwritten by an insurer during a specified period.
Earned premiums	Amount of premium (calculated on a risk exposure or time apportion basis) corresponding to the expired portion of risk or time for which the reinsured policy(ies) was/were in effect.
Expense ratio	Expenses including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Facility Association	A mandatory pooling arrangement among all industry participants that provides automobile insurance coverage to individuals or businesses that are otherwise unable to purchase that coverage from private insurers.
General expenses ratio	General and administrative expenses incurred in operating a business during a defined period and expressed as a percentage of net earned premiums for the same period.
General liability insurance	Insurance which is primarily concerned with losses caused by negligent acts and/or omissions of the insured in the conduct of its business resulting in bodily injury and/or property damage to third parties, injury resulting from the use of a product manufactured or distributed by a business, or injury occurring in the general operation of a business.
Gross premiums written	Total premiums for insurance written, including assumed reinsurance, during a given period.
Incurred but not reported (IBNR)	A combination of reserves for estimated losses that have been incurred but (IBNR) reserve not yet reported and a reserve for future developments on losses which have been reported.
Inland marine	A broad type of insurance generally covering moveable property and consisting of articles that may be transported from one place to another, as well as bridges, tunnels and other instrumentalities of transportation. It includes goods in transit (generally other than transoceanic) and may include policies for movable objects such as personal effects, personal property, jewellery, furs, fine arts and others.

Loss	Event that triggers insurance cover. An event or series of events arising from a particular cause which gives rise to an insured or reinsured loss. Depending on the wording of the reinsurance agreement, such "event" may also include continuous exposure to conditions giving rise to losses, which may be generated under certain forms of Casualty insurance coverage. For coverage purposes, particularly under Catastrophe Excess agreements, the definition of occurrence may be restricted or expanded to include claims within a certain period of time (e.g., 72 hours) as one occurrence.
Loss adjustment expenses	The expenses of settling claims, including allocated loss adjustment expenses (LAE) and unallocated loss adjustment expenses. LAE are also referred to as claim expenses.
Loss ratio	See claims ratio.
Minimum Capital Test (MCT)	A financial ratio calculated by the Office of the Superintendent of Financial Institutions to assist in monitoring the financial condition of property and casualty insurance companies.
Net premiums earned	The portion of premiums written that is recognized for accounting purposes as revenue during a period, i.e., the portion of premiums written allocable to the expired portion of policies after the assumption and cession of reinsurance.
Net premiums written	Gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period.
Premium tax	A tax paid by insurance companies to provincial governments calculated as a percentage of gross premiums written.
Premium taxes ratio	Premium taxes incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period.
Property insurance	Insurance that provides coverage to a person with an insurable interest in tangible property for that person's property loss, damage or loss of use.
Rates	Amounts charged per unit of insurance.
Redundancy (deficiency)	Claims reserves are re-evaluated at different points in time. An increase from the initial estimate indicates a deficiency and a decrease indicates a redundancy.
Reinsurance	An arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies.
Retention	The amount or portion of risk that an insurer retains for its own account.
Return on Equity (ROE)	After-tax net income taken as a percentage of shareholders' equity over the last twelve months from the date indicated.
Salvage	The amount of money an insurer recovers through the sale of property transferred to the insurer as a result of a loss payment.

Subrogation	A principle of law incorporated in insurance policies, which enables an insurance company, after paying a loss to its insured, to claim the right to recover the amount of the loss from another who is legally liable for it.
Unallocated loss adjustment	The expenses of settling claims that are not directly related to any particular expenses (ULAE) claim, including salaries and other overhead costs of the insurer's claims department. ULAE are also referred to as unallocated claim expenses.
Underwriter	An individual who examines, accepts or rejects risks and classifies accepted risks in order to charge an appropriate premium for each accepted risk. The underwriter is expected to select business that will produce an average risk of loss no greater than that anticipated for the class of business.
Underwriting	The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums; also refers to the acceptance of such coverage.
Underwriting capacity	The maximum exposure that an insurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks.
Underwriting profit	The difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and all general and administrative expenses.
Unearned premium reserves	The net premiums written of an insurer relating to that portion of the term of (UPR) its insurance policies which fall within subsequent periods and which is deferred to such subsequent periods.

ING

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation and presentation of the consolidated financial statements of ING Canada Inc. and its subsidiaries, collectively known as "the Company". This responsibility includes selecting appropriate accounting policies and making estimates and informed judgments based on the anticipated impact of current transactions, events and trends, consistent with Canadian generally accepted accounting principles.

In meeting its responsibility for the reliability of consolidated financial statements, the Company maintains and relies on a comprehensive system of internal control comprising organizational procedural controls and internal accounting controls. The Company's system of internal control includes the communication of policies and of the Company's Code of Conduct, comprehensive business planning, proper segregation of duties, delegation of authority for transactions and personal accountability, selection and training of personnel, safeguarding of assets and maintenance of records. The Company's internal auditors review and evaluate the system of internal control.

The Company's Board of Directors, acting through the Audit and Risk Review Committee, which is composed entirely of Directors, who are neither officers nor employees of the Company, oversees management's responsibility for the design and operation of effective financial reporting and internal control systems, the preparation and presentation of financial information and the management of risk areas.

The Audit and Risk Review Committee conducts such review and inquiry of management and the internal and external auditors as it deems necessary to establish that the Company employs an appropriate system of internal control, adheres to legislative and regulatory requirements and applies the Company's Code of Conduct. The internal and external auditors, as well as the Actuary, have full and unrestricted access to the Audit and Risk Review Committee, with and without the presence of management.

Pursuant to the Insurance Companies Act of Canada or to Quebec's Part IA of the Companies Act ("the Acts"), the Actuary, who is a member of management, is appointed by the Board of Directors. The Actuary is responsible for discharging the various actuarial responsibilities required by the Acts and conducts a valuation of policy liabilities, in accordance with Canadian generally accepted actuarial standards, reporting his results to management and the Audit and Risk Review Committee.

The Office of the Superintendent of Financial Institutions Canada for the federally regulated property and casualty ("P&C") subsidiaries and L'Autorité des Marchés Financiers for the Quebec regulated P&C subsidiary make such examinations and inquiries into the affairs of the P&C subsidiaries as deemed necessary.

The Company's external auditors, Ernst & Young LLP, Chartered Accountants, are appointed by the shareholders to conduct an independent audit of the consolidated financial statements of the Company and meet separately with both management and the Audit and Risk Review Committee to discuss the results of their audit, financial reporting and related matters. The auditors' report to shareholders appears on page 44.

Claude Dussault
President and Chief Executive Officer

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

AUDITORS' REPORT

To: the Shareholders of ING Canada Inc.

We have audited the consolidated balance sheets of ING Canada Inc. (the "Company") as at December 31, 2005 and 2004 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada
February 13, 2006

Ernst & Young LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEETS

As at (in thousands of dollars)	December 31 2005	December 31 2004
Assets		
Cash and cash equivalents (notes 2 and 3)	**$ 341,138**	$ 82,473
Investments (note 4)	**6,720,965**	6,285,145
Accrued investment income	**50,100**	43,266
Due from affiliated companies (note 8)	**230**	–
Premium and other receivables	**1,518,511**	1,642,362
Reinsurers' share of unpaid claims and loss adjustment expenses (notes 6 and 7)	**330,519**	687,201
Reinsurers' share of unearned premiums (notes 6 and 7)	**17,279**	78,199
Deferred acquisition costs	**381,992**	389,688
Income taxes receivable	**55,684**	2,591
Other assets (note 11)	**182,119**	127,543
Long-term investments (note 14)	**41,587**	48,108
Future income tax asset (note 9)	**141,101**	148,488
Intangible assets (note 10)	**36,948**	36,944
Goodwill (note 10)	**108,362**	91,116
	$ 9,926,535	$ 9,663,124
Liabilities		
Payables and other liabilities	**$ 815,674**	$ 669,604
Due to affiliated companies (note 8)	**2,968**	3,025
Income taxes payable	**67,705**	100,913
Unpaid claims and loss adjustment expenses (note 6)	**3,821,609**	4,222,961
Unearned premiums (note 6)	**2,194,837**	2,340,997
Unearned reinsurance commissions	**4,129**	9,785
Debt outstanding (note 15)	**127,000**	256,230
	7,033,922	7,603,515
Shareholders' equity		
Share capital (note 16)	**1,183,846**	1,052,290
Contributed surplus	**89,713**	83,336
Retained earnings	**1,619,054**	923,983
	2,892,613	2,059,609
	$ 9,926,535	$ 9,663,124

See accompanying notes to the consolidated financial statements

On behalf of The Board

Claude Dussault
Director

Ivan Duvar
Director

CONSOLIDATED STATEMENTS OF INCOME

For the years ended (in thousands of dollars except for per share amounts)	December 31 2005	December 31 2004
Direct premiums written	$ 3,904,901	$ 3,575,900
Net premiums written	$ 3,754,937	$ 3,608,990
Revenue		
Net premiums earned	$ 3,840,176	$ 3,364,563
Investment income (note 14)	338,493	267,000
Realized investment and other gains	223,471	132,418
Commissions and advisory fees	43,928	16,905
	4,446,068	3,780,886
Expenses		
Claims and loss adjustment expenses	2,161,755	1,905,545
Commissions (note 8)	646,344	614,379
Premium taxes	133,704	116,794
General expenses	405,349	276,681
	3,347,152	2,913,399
Interest on debt outstanding	7,963	11,715
Income before income taxes	1,090,953	855,772
Income taxes (note 9)		
Current	300,883	270,469
Future	8,287	(38,849)
	309,170	231,620
Net Income	$ 781,783	$ 624,152
Earnings per share (note 18)		
Basic	$ 5.85	$ 6.51
Diluted	$ 5.85	$ 6.49

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended (in thousands of dollars)	December 31 2005	December 31 2004
Share capital		
Balance, beginning of year	$ 1,052,290	$ 605,905
Common shares issued (note 16)	136,032	906,880
Reduction of capital (note 16)	–	(428,684)
Share issuance costs, net of income taxes	(4,476)	(31,811)
Balance, end of year	1,183,846	1,052,290
Contributed surplus		
Balance, beginning of year	83,336	83,336
Stock-based compensation (note 17)	6,377	–
Balance, end of year	89,713	83,336
Retained earnings		
Balance, beginning of year	923,983	299,831
Net income	781,783	624,152
Dividends paid	(86,926)	–
Other	214	–
Balance, end of year	1,619,054	923,983
Total shareholders' equity	$ 2,892,613	$ 2,059,609

See accompanying notes to the consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended (in thousands of dollars)	December 31 2005	December 31 2004
Operating activities		
Net income	$ 781,783	$ 624,152
Adjustments to determine cash provided by operating activities:		
Amortization of property and equipment	18,121	12,685
Amortization of intangible assets	3,854	305
Amortization of net premiums on fixed income securities	16,274	16,813
Net income from long-term investments	(8,428)	(8,098)
Dividends received from long-term investments	6,710	7,795
Realized investment and other gains	(223,471)	(132,418)
Decrease in loan provision	(5,660)	–
Deferred acquisition costs, net	(669)	(64,571)
Future income taxes, net	9,572	(38,135)
Unpaid claims and loss adjustment expenses, net	(44,670)	573,537
Unearned premiums, net	(85,240)	244,427
Changes in other operating assets and liabilities	162,893	155,756
Stock-based compensation	6,377	–
Cash provided by operating activities	637,446	1,392,248
Investing activities		
Proceeds from sale of investments	12,509,278	12,601,021
Purchase of investments	(12,740,836)	(13,701,019)
Purchase of property and equipment, net	(57,143)	(14,215)
Purchase of brokerages and books of business (note 19)	(14,894)	–
Sale of brokerages and book of business	1,777	–
Net cash used in the acquisition of Allianz	–	(359,312)
Proceeds from sale of long-term investments and other, net	9,963	6,615
Cash used in investing activities	(291,855)	(1,466,910)
Financing activities		
Dividends paid	(86,926)	–
Debt repayment	(129,230)	(226,852)
Proceeds from capital issuance	136,032	906,880
Share issuance costs	(6,802)	(48,344)
Reduction of capital	–	(428,684)
Cash (used in) provided by financing activities	(86,926)	203,000
Net increase in cash and cash equivalents	258,665	128,338
Cash and cash equivalents (overdraft), beginning of year	82,473	(45,865)
Cash and cash equivalents, end of year	$ 341,138	$ 82,473
Supplemental cash flow information:		
Income taxes paid	$ 385,956	$ 243,781
Interest paid on debt outstanding	7,963	13,433

See accompanying notes to the consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands of dollars except for per share amounts)

1. Status of the Company

ING Canada Inc. (the "Company") was incorporated under the Canada Business Corporations Act. The Company has investments in wholly-owned subsidiaries which operate principally in the Canadian property and casualty ("P&C") insurance market. The Company's significant subsidiaries are ING Insurance Company of Canada ("ING Insurance"), The Nordic Insurance Company of Canada, ING Novex Insurance Company of Canada, Belair Insurance Company Inc. and Equisure Financial Network Inc., as well as Allianz of Canada, Inc. and its principal subsidiaries, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada and Canada Brokerlink Inc., which were acquired pursuant to a share and loan purchase agreement, dated October 7, 2004, with Allianz AG and Allianz of America, Inc. ("Allianz AG") to acquire most of Allianz AG's operations in Canada ("Allianz") (note 19). The agreement was effective November 30, 2004 and was completed on December 8, 2004.

The Company is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial position and operating results of these companies had always been amalgamated. Immediately prior to the amalgamation, the share capital of ING Canada Holdings Inc. was reduced and all of the previously issued and outstanding preferred shares were redeemed in exchange for promissory notes in the aggregate principal amount of $687,766.

The Company completed an initial public offering ("IPO") on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858,536, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement in relation to the prospectus, the underwriters were granted an over-allotment option to purchase 5,232,000 additional common shares at the offering price within thirty days from the date of the offering. The option was exercised in full in January 2005, generating net proceeds of $129,230 (note 16). The Company used net proceeds generated by the IPO and the exercise of the over-allotment option to fully repay the promissory notes issued prior to the amalgamation.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep") both as the owner of 70% of the Company's outstanding common shares and the Special Share (note 16) and as a party to the Co-Operation Agreement (the "Agreement") has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

2. Summary of Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements, the reported

amounts of revenue and expenses for the years presented, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Significant estimates include the determination of impairment losses (notes 4 and 10), policy liabilities (note 6), income taxes (note 9), employee future benefits (note 13), stock-based compensation (note 17), the allocation of the purchase price (note 19) and contingencies (note 21). Changes in estimates are recorded in the accounting period in which these changes are determined.

Further, the accounting policies used to prepare the financial statements of the Company's regulated insurance subsidiaries must also comply with the accounting requirements of their respective regulators. The significant accounting policies used in preparing these consolidated financial statements, including those specified by the insurance regulators are, in all material respects, in accordance with Canadian GAAP and are summarized below. These policies have been consistently applied.

(a) Significant accounting changes

Stock-based compensation

In 2005, as a result of the adoption of a Long-Term Incentive Plan for certain employees and a Deferred Share Unit Plan for independent directors (note 17), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awards to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation right awards to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

Rate regulation

In 2005, the Company implemented the disclosure and presentation requirements contained in the CICA's Accounting Guideline 19, "Disclosures by Entities Subject to Rate Regulation". The objective of this guideline is to ensure that the users of the financial statements of entities providing services or products for which customer rates are established, or subject to approval, by a regulator or a governing body empowered by statute or contract to set rates are better informed about the existence, nature and effects of all forms of rate regulation. The guideline requires companies to disclose general information useful to an understanding of the nature and economic effects of rate regulation (note 20) and, if applicable, specific information when rate regulation has affected the accounting for a transaction or event.

Cash and cash equivalents

In 2005, the Company changed its definition of cash equivalents in order to align itself with prevailing disclosure practices. The Company now defines cash equivalents as highly liquid investments which are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the consolidated balance sheet dates. The change has no impact on the Company's consolidated statements of income but results in a reclassification of $274,740 between cash equivalents and investments in the 2004 consolidated balance sheet.

The impact of this change on the consolidated statement of cash flows for the year ended December 31, 2004 is as follows:

Year ended December 31, 2004	Previously reported	Restated amount	Impact of restatement
Amortization of net premiums on fixed income securities	$ 19,224	$ 16,813	$ (2,411)
Proceeds from sale of investments	10,743,137	12,601,021	1,857,884
Purchase of investments	(11,721,330)	(13,701,019)	(1,979,689)
Net increase (decrease) in cash and cash equivalents	$ 252,554	$ 128,338	$ (124,216)

Employee future benefits

In 2004, the Company adopted the provisions of the CICA's amended Handbook Section 3461, "Employee Future Benefits", which requires additional disclosures for employment future benefit plans as disclosed in note 13.

Accounting for non-hedging derivative financial instruments

In 2004, the Company adopted the provisions contained in the CICA Emerging Issues Committee EIC 128, "Accounting for Trading, Speculative or Non-Hedging Derivative Financial Instruments", which require that freestanding derivative financial instruments, including those that are not designated or effective as part of a hedging relationship be recognized in the consolidated balance sheets as other assets or other liabilities and measured at fair value, with changes in fair value recognized in the consolidated statements of income.

The impact of these changes is not significant to the consolidated financial statements.

(b) Basis of consolidation

The Company consolidates the financial statements of all subsidiary companies and eliminates on consolidation all significant inter-company balances and transactions. The equity method is used to account for investments over which the Company exerts significant influence. Gains and losses on sales of these investments are included in income when recognized, while expected losses on "other-than-temporary" impairments are recognized immediately.

(c) Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with a maturity date of three months or less from the date of acquisition. They are carried at amortized cost, which approximates fair value.

(d) Investments and investment income

Short-term notes with a maturity of more than three months from the date of acquisition are carried at amortized cost which approximates fair value and are amortized on an effective yield basis. Fixed income securities are recorded at amortized cost, providing for the amortization of premiums and discounts in the consolidated statements of income on an effective yield basis. Shares and trust units are recorded at cost. Loans are presented net of an allowance for loan losses.

The book value of an investment is written down and the write down is reflected in the consolidated statements of income when there is evidence of an "other-than-temporary" decline in the value of an investment.

Interest income is recognized as earned and dividends are recognized on the ex-dividend date. Gains and losses on disposition are recorded in the consolidated statements of income when investments are sold and are calculated based on average cost.

(e) Foreign currency translation

Assets, liabilities, revenue and expenses arising from a foreign currency transaction are translated into Canadian dollars using the exchange rate prevailing at the date of the transaction. Monetary items denominated in a foreign currency are adjusted to reflect the exchange rate at December 31 and the foreign currency adjustments are reflected in the consolidated statements of income. Realized gains and losses on foreign currency transactions are recognized in the consolidated statements of income at the transaction date.

(f) Financial instruments

The Company uses derivative financial instruments solely for risk management purposes. Derivatives used are forward contracts and swap agreements. All derivative financial instruments are recognized in the consolidated balance sheets and are measured at fair value, with changes in the fair value reflected in the consolidated statements of income.

Preferred shares which were fully redeemed in 2004 (note 1) were classified as debt outstanding due to a contractual obligation of the issuer either to deliver cash or another financial asset to the holder or to exchange another financial instrument with the holder under conditions that were potentially unfavourable to the issuer. Any dividends paid on these shares would have been charged to the consolidated statements of income.

(g) Revenue recognition

Premiums written or assumed are deferred as unearned premiums and recognized as revenue on a pro rata basis over the terms of the underlying policies, usually twelve months and no longer than twenty-four months. Commission income and advisory fees are recorded on an accrued basis.

(h) Policy liabilities

Policy liabilities consist of unearned premiums and unpaid claims and loss adjustment expenses. Unearned premiums are calculated as the unexpired portion of the premiums written on a pro rata basis. Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims, including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

The Actuary, using appropriate actuarial techniques, evaluates the adequacy of policy liabilities.

(i) Deferred acquisition costs

Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. They are amortized on the same basis as the premiums are recognized in the consolidated statements of income.

(j) Reinsurance

The Company presents third party reinsurance balances in the consolidated balance sheets on a gross basis to indicate the extent of credit risk related to third party reinsurance and its obligations to policyholders and on a net basis in the consolidated statements of income. The estimates for the reinsurers' share of unpaid claims and loss adjustment expenses are presented as an asset and are determined on a basis consistent with the related unpaid claims and loss adjustment expenses.

(k) Property and equipment

Property and equipment are carried at cost less accumulated amortization. Amortization rates are established to depreciate the cost of the assets over their estimated useful lives. Amortization methods and rates are shown below.

	Method	Rate or term
Buildings	Declining balance	3% – 8%
Computer equipment	Straight-line	30 – 36 months
Furniture and equipment	Declining balance	20%
Leasehold improvements	Straight-line	Terms of related leases

(l) Employee future benefits

For defined benefit pension and other retirement plans, the accrued benefit obligations, net of the fair value of plan assets and unamortized items, are accrued. The unamortized items are the past service cost, the transitional asset/obligation, the transitional valuation allowance and the net actuarial gains or losses. To match costs and services, these items are amortized on a straight-line basis over the expected average remaining service lifetime ("EARSL") of active members expected to receive benefits under the plans. Changes in the valuation allowance are not deferred.

For each plan, the Company has adopted the following policies:

(i) The actuarial determination of the accrued obligations for pensions and other retirement benefits uses the projected benefit method based on services provided by employees and management's best estimate assumptions.

(ii) For the purpose of calculating the expected return on plan assets, plan assets are valued at fair value.

(iii) Only gains or losses in excess of 10% of the greater of the accrued benefit obligations or the fair value of plan assets are amortized over the EARSL.

(iv) Past service costs arising from plan amendments are amortized on a straight-line basis over the EARSL.

(v) The Company amortizes the transitional asset/obligation arising from the adoption on January 1, 2000 of the CICA Handbook Section 3461 using the prospective application method on a straight-line basis over the EARSL as of January 1, 2000.

(vi) When the restructuring of a benefit plan gives rise to both a curtailment and a settlement of obligations, the curtailment is accounted for prior to the settlement.

(m) Income taxes

The Company provides for income taxes using the liability method of tax allocation. Under this method, the income tax expense is calculated based on income tax laws and rates substantively enacted as at the consolidated balance sheet dates. The income tax expense is comprised of two components: current income taxes and future income taxes. Current income taxes are amounts expected to be payable or recoverable as a result of operations in the current year. Future income taxes arise from changes during the year in cumulative temporary differences between the accounting book values of assets and liabilities and their respective tax bases. A future income tax asset is recognized to the extent that future realization of the tax benefit is more likely than not.

(n) Goodwill and intangible assets

For acquisitions completed subsequent to July 1, 2001, the excess of the purchase price over the fair value of the underlying net tangible assets is initially allocated to intangible assets, as appropriate, and the residual to goodwill. An intangible asset is recognized apart from goodwill when it results from contractual or other legal rights or when it is capable of being separated or divided from the acquired enterprise and sold, transferred, licensed, rented, or exchanged. Finite life intangible assets are amortized to the consolidated statements of income over their useful lives whereas infinite life intangible assets and goodwill are not subject to amortization. Goodwill is tested annually for impairment of value on a reporting unit basis. Judgment is required to identify reporting units with similar economic characteristics and to select a valuation model. Accordingly, the Company assesses the book value of its net assets on this basis. Impairment, if any, identified through this assessment is charged to the consolidated statements of income as a result of a reduction in the book value of the goodwill.

(o) Earnings per share

Earnings per share are computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if the holders of securities or contracts entitling them to obtain common shares in exchange for their securities or contracts exercised their right to obtain common shares.

3. Cash and Cash Equivalents

At December 31, 2005, the Company had $492,207 in cash equivalents (2004 – $162,291). Cash equivalents are readily convertible to known amounts of cash and are subject to an insignificant risk of change in value. They are presented net of bank overdrafts in the consolidated balance sheets.

4. Investments

Table 4.1	2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes[a]	$ 440,435	$ 440,435	$ –	$ –
Fixed income securities[b]				
Investment grade[c]				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade[c]	3,983	2,950	–	1,033
Not rated[d]	–	–	–	–
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	–
Preferred shares[e]				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares[d] and [f]	1,266,550	1,430,440	183,641	19,751
Other investments[g]	165,603	165,603	–	–
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

Table 4.2	2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes[a]	$ 274,740	$ 274,740	$ –	$ –
Fixed income securities[b]				
Investment grade[c]				
Government and government-guaranteed	1,805,736	1,854,940	49,348	144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade[c]	8,771	7,666	22	1,127
Not rated[d]	16,318	17,009	691	–
Total fixed income securities	3,685,099	3,776,547	93,535	2,087
Mortgage loans	78,699	83,287	4,588	–
Preferred shares[e]				
Investment grade	1,051,792	1,115,442	66,566	2,916
Below investment grade	17,837	20,895	3,174	116
Total preferred shares	1,069,629	1,136,337	69,740	3,032
Common shares[d] and [f]	997,707	1,077,195	90,622	11,134
Other investments[g]	179,271	179,271	–	–
	$ 6,285,145	$ 6,527,377	$ 258,485	$ 16,253

[a] Short-term notes have a maturity date of more than three months from the date of acquisition.

[b] Fixed income securities include private placements. The book value of the private placements was $31,618 at December 31, 2005 (2004 - $38,764) and their fair value was $30,081 at December 31, 2005 (2004 – $38,366).

[c] The Company uses Dominion Bond Rating Service ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

[d] Subsequent to the sale of mutual funds described in note 19, the Company no longer had any investments in funds under the ING brand name. At December 31, 2004, the book value of the ING fixed income fund units was $16,318 and their fair value was $17,009. At that date, the book value of the ING equity fund units was $138,730 and their fair value was $150,980.

[e] The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

[f] The common share category includes common shares as well as mutual fund and income trust units.

[g] Other investments include loans and strategic investments (note 8).

The Company has an investment policy and applies the prudent person approach to investment management. Management monitors compliance with that policy. The majority of the investment portfolio is invested in well-established, active and liquid markets. For most investments fair value is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. For investments in equity and fixed income securities, management evaluates whether their expectations have not changed such that the fair value of these securities is not adversely affected other than on a temporary basis. For mortgage loans and other loans, management assesses expected future cash flows and, where necessary, the net realizable amounts of assets provided as collateral. As a result of the foregoing assessments, the impairment loss recorded for the year was $10,470 (2004 – $6,950).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active portfolio management. Long and short positions are accounted for at cost. Long positions are included in investments. Short positions are presented as other liabilities.

Table 4.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 4.3	2005		2004	
	Book value	Fair value	Book value	Fair value
Long	$ 30,401	$ 34,180	$ 41,266	$ 42,082
Short	30,233	34,220	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At December 31, 2005, the book value of the collateral was $32,041 (2004 – $39,641).

(a) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the Company to incur a financial loss. Credit risk mostly arises from investments in fixed income securities and preferred shares.

The Company's investment policy requires that, at the time of the investment, fixed income securities have a minimum credit rating of BBB and preferred shares have a minimum credit rating of P3. Management monitors subsequent credit rating changes on a regular basis. Investments in any entity or group of related entities are limited to 5% of the Company's assets.

Tables 4.1 and 4.2 reflect the Company's fixed income securities and preferred shares classified by type of issuer and investment grade.

(b) Liquidity risk

Liquidity risk is the risk that an entity will encounter difficulty in raising funds to meet cash flow commitments associated with financial instruments. To manage its cash flow requirements, the Company maintains a portion of its invested assets in liquid securities.

Tables 4.4 and 4.5 have been prepared on the basis of the scheduled maturities of the underlying instruments.

Investment maturities

Table 4.4	2005				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Short-term notes with a maturity date of more than three months from the date of acquisition	$ 440,435	$ –	$ –	$ –	$ 440,435
Fixed income securities	164,476	1,161,040	2,195,248	–	3,520,764
Mortgage loans	2,673	63,465	4,209	–	70,347
Preferred shares	11,672	136,032	265,068	844,494	1,257,266
Common shares	–	–	–	1,266,550	1,266,550
Other investments	17,147	76,508	49,343	22,605	165,603
	$ 636,403	$1,437,045	$2,513,868	$2,133,649	$6,720,965

Table 4.5	2004				
	One year or less	One year to five years	Over five years	No specific maturity	Total
Short-term notes with a maturity date of more than three months from the date of acquisition	$ 274,740	$ –	$ –	$ –	$ 274,740
Fixed income securities	116,376	1,419,879	2,132,526	16,318	3,685,099
Mortgage loans	–	73,738	4,961	–	78,699
Preferred shares	1,165	128,928	320,604	618,932	1,069,629
Common shares	–	–	–	997,707	997,707
Other investments	16,576	92,223	53,171	17,301	179,271
	$ 408,857	$1,714,768	$2,511,262	$1,650,258	$6,285,145

(c) Interest rate risk

Interest rate risk is the risk that a movement in interest rates will have an adverse effect on the financial condition of the Company.

The weighted average interest rate based on book values as at December 31, 2005 was 4.87% (2004 – 5.22%) for fixed income securities, 7.28% (2004 – 7.05%) for mortgage loans and 5.08% (2004 – 5.17%) for preferred shares with a maturity date.

(d) Securities lending

The Company participates in a securities lending program managed by the Company's custodian, a major Canadian financial institution, whereby the Company lends securities it owns to other financial institutions to allow them to meet delivery commitments. Government securities with an estimated fair value of 105% of the fair value of the securities loaned are received as collateral from the Canadian financial institution.

5. Derivative Financial Instruments

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

(a) Foreign exchange rate risk

Foreign exchange rate risk is the risk that the value of a foreign-denominated financial instrument will fluctuate as a result of changes in foreign exchange rates. The Company mitigates foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forwards are transacted in over-the-counter markets. The notional amount of these forwards approximates the fair value of the foreign-denominated investments covered by these forwards.

(b) Cash flow risk

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. The Company mitigates cash flow risk by entering into foreign exchange swaps,

whereby foreign-denominated principal and fixed interest receipts are sold in exchange for Canadian dollars. These swaps are transacted in over-the-counter markets. The notional amount of these swaps approximates the nominal value of the foreign-denominated investments covered by these swaps.

The Company had also entered into an interest rate swap with a financial institution, whereby in exchange of fixed interest cash outflows, it received variable interest cash inflows. The variable interest cash inflows received were subsequently paid as interest on the Company's loan payable to an affiliate, which carried a variable interest rate. During 2004, the variable interest loan to the affiliate was repaid and the interest rate swap with the financial institution cancelled.

(c) Fair value

The fair value of exchange-traded derivative financial instruments is based on quoted market rates. The fair value of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices of underlying instruments with similar maturities and characteristics.

The fair value reflects the estimated amount that the Company would receive or might have to pay to terminate the contracts as at December 31.

(d) Credit risk

The credit risk for derivative financial instruments is limited to their positive fair value, which is substantially lower than their notional amount. The Company mitigates credit risk by diversifying exposure to any single counterparty. The counterparties are federally regulated financial institutions.

Table 5.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets (note 11) and negative fair values as other liabilities.

Table 5.1		2005			2004	
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$ 28,605	$ 86	$ –	$ 39,680	$ –	$ 39
Forwards bought	5,922	–	18	540	–	–
Cash flow risk						
Foreign currency swaps	14,542	3,003	–	14,972	2,406	–
	$ 49,069	$ 3,089	$ 18	$ 55,192	$ 2,406	$ 39

Table 5.2 summarizes the remaining terms to maturity of the derivatives.

Table 5.2		2005			2004	
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$ 34,527	$ –	$ –	$ 40,220	$ –	$ –
Foreign currency swaps	4,320	1,718	8,504	–	6,468	8,504
	$ 38,847	$ 1,718	$ 8,504	$ 40,220	$ 6,468	$ 8,504

6. Policy Liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and loss adjustment expenses

Table 6.1	2005			2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto: liability	$ 1,754,126	$ –	$ 42,401	$ 1,850,330	$ –	$ 77,039
Auto: personal accident	717,743	–	29,557	770,297	–	32,153
Auto: other	86,594	–	1,124	101,582	–	161
Property	504,521	–	136,948	610,309	1,827	314,450
Liability	754,257	–	119,636	818,824	763	199,007
Other	4,368	–	853	58,692	10,337	64,391
	$3,821,609	$ –	$ 330,519	$4,210,034	$ 12,927	$ 687,201

[a] The aggregate of direct and assumed unpaid claims and loss adjustment expenses of $3,821,609 (2004 – $4,222,961) is shown as unpaid claims and loss adjustment expenses in the consolidated balance sheets.

[b] Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and loss adjustment expenses in the consolidated balance sheets.

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims, including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unpaid claims and loss adjustment expenses were reduced, on a net basis, by $336,760 at December 31, 2005 (2004 – $359,948) to take into account the time value of money using a rate of 4.63% (2004 – 4.80%) on underlying claim settlement patterns. The provision for adverse deviations increased unpaid claims and loss adjustment expenses, on a net basis, by $407,933 at December 31, 2005 (2004 – $410,634).

Unearned premiums

Table 6.2	2005			2004		
	Direct (c)	Assumed (c)	Ceded (d)	Direct (c)	Assumed (c)	Ceded (d)
Auto: liability	$ 572,700	$ –	$ 647	$ 620,367	$ 50	$ 3,108
Auto: personal accident	186,665	–	60	198,619	–	665
Auto: other	520,354	–	7	547,998	–	908
Property	730,386	–	3,680	764,420	3,259	40,099
Liability	158,876	–	3,238	167,253	2,394	14,838
Other	25,856	–	9,647	36,386	251	18,581
	$2,194,837	$ –	$ 17,279	$2,335,043	$ 5,954	$ 78,199

(c) The aggregate of direct and assumed unearned premiums of $2,194,837 (2004 – $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

(d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

Interest rate sensitivity

Since the time value of money is considered when determining the unpaid claims and loss adjustment expenses estimate, an increase or decrease in the discount rate would result in a decrease or increase in unpaid claims and loss adjustment expenses, respectively. Consequently, a 1% change in the discount rate would have an impact of $67,535 on the fair value of unpaid claims and loss adjustment expenses at December 31, 2005 (2004 – $70,506).

Pursuant to the acquisition of Allianz (notes 1 and 19), a series of restructuring transactions requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company was completed as of September 1, 2005. Prior to that date, the AGR Business was subject to a 100% quota share agreement with Allianz Global Risks Rückversicherungs AG and therefore had no impact on the Company's net income.

Table 6.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 6.3	2005		2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and loss adjustment expenses	$ –	$ –	$ 12,927	$ 447,102
Unearned premiums	–	–	5,954	61,523

Structured settlements

The Company enters into annuity agreements with various Canadian life insurance companies to provide for fixed and recurring payments to claimants. Under such arrangements, the Company's liability to its claimants is substantially transferred, although the Company remains exposed to credit risk to the extent to which the life insurers fail to fulfil their obligations. This risk is managed by acquiring annuities from highly rated Canadian life insurance companies. At December 31, 2005, none of the life insurers from which the Company had purchased annuities was in default and no provision for credit risk was required. A measure of the credit risk exposure is the original purchase price of $290,966 (2004 - $248,206) for the annuities.

7. Reinsurance

In the ordinary course of business, the Company reinsures certain risks with other reinsurers to limit its maximum loss in the event of catastrophes or other major losses. Net retention on a single risk property or liability in 2005 was generally $2,500 (2004 – $2,500) and $2,500 (2004 – $2,500), respectively; in a number of cases, like special classes of business or types of risks, the retention would be lower through specific treaties or the use of facultative reinsurance. For multi-risk events or catastrophes, retention was $17,500 in 2005 (2004 – $5,000) with a limit of $1,200,000 (2004 – $1,200,000). In 2005, the Company retained 10% of the exposure from $25,000 to $600,000 (2004 – 10% of the exposure from $12,500 to $600,000).

Reinsurance contracts do not relieve the Company from its obligations towards policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. Thus, the Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurers' insolvencies. Substantially, all reinsurers are required to have a minimum credit rating of "A-" at inception of the treaty. Rating agencies used are A.M. Best and S&P. The Company also requires that most of its treaties have a security review clause allowing the Company to replace a reinsurer during the treaty period should the reinsurer's credit rating fall below the level acceptable to the Company. Management concluded that the Company was not exposed to significant loss from reinsurers for potentially uncollectible reinsurance as at the consolidated balance sheet dates.

Furthermore, the Company is the assigned beneficiary of trust accounts holding cash deposits, bonds and letters of credit totalling $98,376 at December 31, 2005 (2004 – $458,700) as guarantee from unlicensed reinsurers. These amounts include $74,252 (2004 – $56,214) from an affiliated reinsurer. Trust accounts are held in support of policy liabilities of $83,289 at December 31, 2005 (2004 – $349,513) and could be used should these reinsurers be unable to meet their obligations.

Table 7.1 presents the impact of reinsurance on the consolidated statements of income.

Table 7.1	2005		2004	
	Ceded		Ceded	
	To affiliates	Total	To affiliates	Total
Premiums earned	$ 48,707	$ 210,962	$ 56,038	$ 155,013
Claims and loss adjustment expenses	80,641	264,926	31,655	97,285
Commissions	–	24,169	–	13,839
(Income) loss before income taxes	$ (31,934)	$ (78,133)	$ 24,383	$ 43,889

8. Related Party Transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and with entities which are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received, established and agreed by the related parties and are settled on a regular basis.

The impact of reinsurance ceded to entities that are subject to common control or management on the consolidated statements of income is shown in Table 7.1 above.

Effective January 1, 2004, the Company commuted a quota-share agreement with an affiliated company. Consequently, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

Table 8.1 summarizes the other types of transactions with entities that are subject to common control or management for the years ended December 31, 2005 and 2004.

Table 8.1	2005	2004
Advisory fee income	$ 5,992	$ 8,347
Management and advisory expenses	17,885	17,853
Interest expense	7,963	9,509

Table 8.2 summarizes the Company's balances with entities that are subject to common control or management.

Table 8.2	2005	2004
Reinsurance (receivable) payable	$ (230)	$ 65
Interest and other payables	2,968	2,960
	$ 2,738	$ 3,025

The financial statements of the investees presented as long-term investments included the following balances with the Company.

Table 8.3	2005	2004
Loans payable[a]	$ 63,386	$ 66,586
Premiums and other receivables	5,900	7,100
Payables and other liabilities	2,800	4,700

[a] These loans bear interest at rates ranging from 5.4% to 7.25%.

Commission revenue recognized by investees accounted for as long-term investments totalled $28,200 in 2005 (2004 – $29,800).

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada and acted as the funds' manager and advisor. Other subsidiaries of the Company had investments in the units of these funds (note 4). As described in note 19, the Company has exited its fund management activities and, as a result, held no such fund units at December 31, 2005. The fair value of the units held by the Company in these funds represented 45.9% of the funds' total fair value at December 31, 2004.

9. Income Taxes

Table 9.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes.

Table 9.1	2005	2004
Income tax expense calculated at statutory tax rates	**34.5%**	34.3%
Increase (decrease) in income tax rates resulting from:		
Non-taxable dividends	**(3.6)%**	(3.8)%
Non-deductible expenses	**0.4%**	0.7%
Non-taxable portion of capital gains	**(1.1)%**	(1.1)%
Impact of tax rate changes	**(0.2)%**	–
Other (net)	**(1.7)%**	(3.0)%
Effective income tax rate[a]	**28.3%**	27.1%

[a] The consolidated statements of income contain items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would have been if based on statutory tax rates.

The most significant components of the future income tax balances are the following:

Table 9.2	2005	2004
Future income tax assets		
Difference between accounting loss reserves and tax loss reserves	**$ 61,043**	$ 61,532
Difference between the market value and book value of investments	**71,641**	44,834
Losses available for carryforward	**7,520**	24,465
Property and equipment	**13,988**	13,449
Deferred expenses for tax purposes	**70,047**	63,609
Total future income tax assets	**$ 224,239**	$ 207,889
Future income tax liabilities		
Deferred gains and losses on specified debt obligations	**$ 63,745**	$ 45,753
Pension and other retirement benefits	**11,291**	9,740
Other (net)	**8,102**	3,908
Total future income tax liabilities	**$ 83,138**	$ 59,401
Net future income tax assets	**$ 141,101**	$ 148,488

In 2005, the Company fully recognized a tax recovery on losses realized from the sale of investments in ING mutual fund units. In 2004, a future tax asset of $4,443 was not recognized for the cumulative impairment charges recorded on those investments.

The Company recognized a future tax asset for all of its unused non-capital losses as at December 31, 2005. In 2004, $29,796 in unused non-capital losses had not been recognized when computing the future tax asset.

At December 31, 2005, the Company had allowable capital losses of $33,510 (2004 – $27,943) which had not been recognized when computing the future tax asset. These losses can be used to reduce future taxable capital gains.

10. Goodwill and Intangible Assets

Table 10.1 shows the change in goodwill during the year.

Table 10.1	2005
Goodwill arising from former long-term investments now consolidated (note 14)	$ 5,471
Goodwill purchased (note 19)	12,023
Goodwill disposed	248
Increase in goodwill during the year	$ 17,246

Table 10.2 shows the components of intangible assets.

Table 10.2	2005	2004
Cost	$ 41,107	$ 37,249
Accumulated amortization	(4,159)	(305)
Book value	$ 36,948	$ 36,944

The Company performs an annual impairment testing of goodwill. No impairment was identified in either 2005 or 2004. Impairments are non-cash in nature and they do not affect the Company's liquidity or ability to discharge its liabilities.

The intangible assets represent customer lists and the rights to offer renewals. They are amortized on a straight-line basis over ten years.

11. Other Assets

Table 11.1 summarizes the major components of other assets.

Table 11.1	2005	2004
Property and equipment, net (note 12)	$ 92,847	$ 52,297
Prepaid pension asset (note 13)	80,801	69,316
Prepaids	3,352	1,779
Other	5,119	4,151
	$ 182,119	$ 127,543

12. Property and Equipment

Table 12.1 shows the major categories of the Company's property and equipment.

Table 12.1	2005			2004		
	Cost	Accumulated amortization	Book value	Cost	Accumulated amortization	Book value
Land	$ 4,940	$ –	$ 4,940	$ 5,113	$ –	$ 5,113
Buildings	37,183	(13,357)	23,826	23,979	(13,038)	10,941
Computer equipment	86,417	(51,493)	34,924	58,417	(45,166)	13,251
Furniture and equipment	43,380	(24,647)	18,733	43,849	(28,236)	15,613
Leasehold improvements	18,228	(7,804)	10,424	15,541	(8,162)	7,379
	$ 190,148	$ (97,301)	$ 92,847	$ 146,899	$ (94,602)	$ 52,297

13. Employee Future Benefits

The Company has several defined benefit pension plans, as well as a number of defined contribution pension plans resulting from the acquisition of Allianz. For the defined benefit plans, the measurement date is December 31 and the latest actuarial valuations were performed as of December 31, 2002. The next actuarial valuations will be performed as of December 31, 2005.

The Company has several other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees.

Table 13.1 presents the changes in the benefit obligation and the fair values of plan assets and reconciles the plans' funded status with the net prepaid asset (accrued liability).

Table 13.1	2005	2004	2005	2004
	Pension plans		Other plans	
Change in benefit obligation				
Benefit obligation at beginning of year	**$ (352,523)**	$ (316,104)	**$ (22,408)**	$ (10,069)
Current service cost	**(16,060)**	(15,373)	**–**	–
Interest cost on benefit obligation	**(21,993)**	(19,777)	**(814)**	(587)
Past service cost	**(273)**	–	**6,370**	–
Employee contributions	**(4,290)**	(3,831)	**–**	–
Actuarial losses	**(54,750)**	(30)	**(1,798)**	–
Benefits paid	**16,190**	13,576	**708**	675
Acquisition of Allianz	**–**	(10,984)	**–**	(12,427)
Transfer	**(1,975)**	–	**1,975**	–
Benefit obligation at end of year	**$ (435,674)**	$ (352,523)	**$ (15,967)**	$ (22,408)
Change in fair value of plan assets				
Fair value of plan assets at beginning of year	**$ 440,496**	$ 391,132	**$ –**	$ –
Actual return on plan assets	**60,604**	43,266	**–**	–
Employer contributions	**6,858**	4,859	**708**	675
Employee contributions	**4,290**	3,831	**–**	–
Benefits paid	**(16,190)**	(13,576)	**(708)**	(675)
Acquisition of Allianz	**–**	10,984	**–**	–
Fair value of plan assets at end of year	**$ 496,058**	$ 440,496	**$ –**	$ –
Funded status				
Excess (deficit) of fair value of plan assets over benefit obligation at end of year	**$ 60,384**	$ 87,973	**$ (15,967)**	$ (22,408)
Unrecognized transitional (asset) obligation	**(63,157)**	(73,682)	**1,009**	1,117
Unrecognized past service cost	**476**	454	**(5,945)**	–
Unrecognized net actuarial losses	**65,314**	40,234	**4,303**	2,666
Valuation allowance	**(1,879)**	(1,958)	**–**	–
Net prepaid asset (accrued liability) at end of year	**$ 61,138**	$ 53,021	**$ (16,600)**	$ (18,625)

Table 13.1 (continued)	2005	2004	2005	2004
	Pension plans		Other plans	
Presented as				
Other assets (note 11)	$ 80,801	$ 69,316	$ –	$ –
Other liabilities	(19,663)	(16,295)	(16,600)	(18,625)
Net prepaid asset (accrued liability) at end of year	$ 61,138	$ 53,021	$ (16,600)	$ (18,625)

Included in the benefit obligation and fair value of plan assets are the following amounts in respect of plans that are not fully funded.

Benefit obligation	$ (149,855)	$ (112,842)	$ (15,967)	$ (22,408)
Fair value of plan assets	107,406	90,948	–	–
Deficit	$ (42,449)	$ (21,894)	$ (15,967)	$ (22,408)

At December 31, 2005, 53% (2004 – 52%) of the defined benefit pension plans' assets were held in equity securities, 45% (2004 – 45%) in fixed income securities and 2% (2004 – 3%) in other investments.

Table 13.2 provides details of the components of the accrued benefit expense (income) before adjustments to recognize the long-term nature of employee future benefit costs as well as reconciliation with the accrued benefit expense (income).

Table 13.2	2005	2004	2005	2004
	Pension plans		Other plans	
Accrued benefit (income) expense				
Current service cost	$ 16,060	$ 15,373	$ –	$ –
Interest cost on benefit obligation	21,993	19,777	814	587
Past service cost	273	–	(6,370)	–
Actual return on plan assets	(60,604)	(43,266)	–	–
Net actuarial losses	54,750	30	1,798	–
Accrued benefit (income) expense before adjustments to recognize the long-term nature of employee future benefit costs	$ 32,472	$ (8,086)	$ (3,758)	$ 587
Excess of actual return over expected return on plan assets for the year	28,846	15,072	–	–
Amortization of past service cost	251	56	(425)	–
Amortization of transitional (asset) obligation	(10,525)	(10,525)	108	108
Amortization of net actuarial losses	824	2,169	161	176
Past service cost arising during the year	(273)	–	6,370	–
Net actuarial losses arising during the year (Table 13.3)	(54,750)	(30)	(1,798)	–
Amortization of valuation allowance	(279)	(279)	–	–
Change in valuation allowance	200	–	–	–
Accrued benefit (income) expense	$ (3,234)	$ (1,623)	$ 658	$ 871

The cost recognized for the defined contribution plans, as well as the employer contributions, were $2,202 in 2005 (2004 – $278)

Table 13.3 lists the components of the net actuarial losses arising during 2005.

Table 13.3		
Actuarial gains (losses) arising from the:	Pension plans	Other plans
Decrease in the discount rate used to measure the benefit obligation	$ (64,735)	$ (1,460)
Decrease in the rate of compensation increase used to measure the benefit obligation	9,985	–
Increase in the health care cost trend rate used to measure the benefit obligation	–	(338)
	$ (54,750)	$ (1,798)

Table 13.4 summarizes the key weighted average assumptions used for the measurement of the benefit obligations and benefit expense (income).

Table 13.4	2005	2004	2005	2004
	Defined benefit plans		Other plans	
To determine benefit obligations at end of year				
Discount rate	**5.0%**	6.0%	**5.0%**	6.0%
Rate of increase in future compensation	**3.5%**	4.0%	**n/a**	4.0%
To determine benefit expense (income) for the year				
Discount rate	**6.0%**	6.0%	**6.0%**	6.0%
Rate of increase in future compensation	**4.0%**	4.0%	**n/a**	n/a
Expected long-term rate of return on plan assets	**7.25%**	7.25%	**n/a**	n/a

The weighted average of the assumed health care cost trend rate for 2006 used to measure the expected cost of benefits covered by the plans is 9%, declining by 1% per year for each of the next four years.

Table 13.5 shows the impact of a 1% increase and decrease in the health care cost trend rate on the other plans' benefit obligation and on the service and interest cost.

Table 13.5	2005		2004	
	1% increase	1% decrease	1% increase	1% decrease
Increase (decrease) in benefit obligation	**$ 1,391**	**$ (1,606)**	$ 1,501	$ (1,426)
Increase (decrease) in the service and interest cost	**71**	**(82)**	130	(131)

14. Long-term Investments

The Company has investments in companies in which it has significant influence. These investments are referred to as long-term investments and are recorded using the equity method. Under this method, the Company records its share in the net income of long-term investments, computed by the consolidation method. Net income from long-term investments is included in investment income.

Table 14.1	2005				
	Opening balance	**Increase (decrease)** [a]	**Income**	**Dividends**	**Closing balance**
P&C insurance brokerages	$ 48,108	$ (8,239)	$ 8,428	$ (6,710)	$ 41,587
Other	–	–	–	–	–
	$ 48,108	$ (8,239)	$ 8,428	$ (6,710)	$ 41,587

Table 14.2	2004				
	Opening balance	Increase (decrease)	Income (loss)	Dividends	Closing balance
P&C insurance brokerages	$ 41,431	$ 6,374	$ 8,098	$ (7,795)	$ 48,108
Other	7,086	(7,086)	–	–	–
	$ 48,517	$ (712)	$ 8,098	$ (7,795)	$ 48,108

(a) During the year, the Company acquired a controlling interest in several P&C insurance brokerages in which it previously had significant influence. As a result of these acquisitions, the investments in P&C insurance brokerages, which were previously classified as long-term investments, are now consolidated.

In May 2004, the Company disposed of its investment in IPC Financial Network Inc. for proceeds of approximately $26,700, realizing an after-tax gain of $19,900.

15. Debt Outstanding

Table 15.1 summarizes the Company's loans and line of credit.

Table 15.1				
Issuer	Maturity	Rate	2005	2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$ 127,000	$ 127,000
ING Insurance International, B.V. [a]			–	129,230
Royal Bank of Canada [b]			–	–
			$ 127,000	$ 256,230

(a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares in 2004 (note 1). The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 16).

(b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

16. Share Capital

Prior to the amalgamation in 2004 (note 1), the Company reduced the capital on its existing 141,569 common shares by an amount of $428,684.

As a result of the amalgamation, the Company's share capital consisted of the following:

(i) an unlimited amount of shares of one class designated as common shares of which 93,620,000 were issued as a result of the conversion of the 141,569 common shares;

(ii) an unlimited number of a second class designated as Class A shares; and

(iii) one share of a third class designated as the Special Share.

Upon the closing of the initial public offering ("IPO") on December 15, 2004, 34,880,000 common shares were issued at a price of $26.00 per share, generating proceeds of $858,536, net of underwriters' fees and other expenses, and increasing share capital by $875,069 after tax. In January 2005, the underwriters also exercised the over-allotment option granted to them pursuant to the underwriters' agreement for the prospectus. The option called for the purchase of up to 5,232,000 additional common shares at the offering price within thirty days from the date of the IPO and was exercised in full in January 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 16.1 summarizes the Company's share capital.

Table 16.1	2005			2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$ 1,183,846	Unlimited	128,500,000	$ 1,052,290
Class A[a]	Unlimited	–	–	Unlimited	–	–
Special[b]	One	1	–	One	1	–
			$ 1,183,846			$ 1,052,290

[a] Issued and outstanding Class A shares would rank both with regards to dividends and return on capital in priority to the common shares.

[b] The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and request the Board to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

17. Stock-based Compensation

On February 16, 2005, the Board of Directors of the Company approved a Long-Term Incentive Plan for certain employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 363,700 units at December 31, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized both as an expense and a liability.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The aggregate amount charged to compensation expense for these plans was $6,447 for the year ended December 31, 2005. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

18. Earnings per Share

Table 18.1	2005	2004[a]
Basic earnings per share		
Net income available to common shareholders	$ 781,783	$ 624,152
Average number of common shares (in thousands)	133,546	95,818
Basic earnings per share	$ 5.85	$ 6.51
Diluted earnings per share		
Net income available to common shareholders	$ 781,783	$ 624,152
Net interest income on proceeds of over-allotment option	–	114
Adjusted net income available to common shareholders	$ 781,783	$ 624,266
Average number of common shares (in thousands)	133,546	95,818
Common shares granted in over-allotment[b] (in thousands)	–	330
Average number of diluted common shares	133,546	96,148
Diluted earnings per share	$ 5.85	$ 6.49

(a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004 (note 16).

(b) note 16

19. Acquisitions and Divestitures

During the year, subsidiaries of the Company increased their ownership in certain brokerages to 100%. Table 19.1 presents aggregate information on these acquisitions.

Table 19.1		2005
Purchase price of participation in brokerages during the year	$	17,509
Less: cash consideration acquired		(2,645)
Plus: transaction costs		30
Cash consideration for shares	$	14,894
Plus: fair value of net liabilities acquired		987
Excess	$	15,881
Allocated as		
Intangible assets	$	3,858
Goodwill (note 10)		12,023
	$	15,881

Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America, Inc. to acquire most of Allianz's operations in Canada as described below. The transaction was effective November 30, 2004 and was completed December 8, 2004. Consequently, the Company's consolidated statement of income for the year ended December 31, 2004 includes the results of Allianz only for the month of December 2004. Pursuant to the purchase agreement:

(i) The Company acquired all of the issued and outstanding shares of Allianz.

(ii) The Company purchased a certain debt of Allianz of $91,000.

(iii)The Company completed the transaction for cash consideration of $279,000 for the shares of Allianz. The purchase price was funded by existing investments and a bridge loan from a Canadian chartered bank. The bridge loan was repaid in full following the initial public offering.

(iv) A series of restructuring transactions requiring Allianz to transfer the AGR Business to the Canadian branch of Allianz Global Risks US Insurance Company was completed as of September 1, 2005, after regulatory approval was obtained.

Table 19.2 presents the allocation of the purchase price.

Table 19.2

Purchase equation		
Purchase price	$	370,000
Less: Cash consideration for loan purchased		(91,062)
Cash consideration for shares		278,938
Add: Transaction costs		4,500
Net balance sheet assets acquired		283,438
Less: Fair value of net tangible assets acquired		(199,435)
Excess	$	84,003
Fair value of the net tangible assets		
Book value of Allianz	$	328,226
Less: Fair value adjustments		(127,013)
Less: Integration costs[a]		(34,518)
Add: Future income taxes on the foregoing		32,740
Fair value of net tangible assets acquired	$	199,435
Allocation of excess		
Intangible assets – customer lists and rights to offer renewal	$	37,249
Goodwill		46,754
Net intangible assets and goodwill	$	84,003

[a] In connection with the acquisition of Allianz, the Company recorded planned integration costs as part of the purchase price. The outstanding balance of these costs of $20,556 at December 31, 2005, represents the Company's estimate in relation to the remaining integration of the operations of Allianz. These costs consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

Table 19.3 presents selected items of Allianz's balance sheet at fair value at the date of acquisition.

Table 19.3

Cash and cash equivalents	$	15,188
Investments		1,061,513
Reinsurers' share of unpaid claims and loss adjustment expenses		505,188
Reinsurers' share of unearned premiums		58,476
Deferred acquisition costs		47,606
Goodwill and intangible assets		84,003
Unpaid claims and loss adjustment expenses		(1,221,556)
Unearned premiums		(369,154)
Total assets		2,115,432
Total liabilities		(1,831,994)
Shareholder's equity		(283,438)

Under the terms of an agreement with a major Canadian property and casualty insurance company, certain guarantees were provided with respect to policy liabilities acquired by the Company as of December 31, 2001. The amount recoverable pursuant to this agreement was due in 2004 and 2005 with a final settlement on April 30, 2007. Management's best estimate was that the amount recoverable was in the magnitude of $100,000. This amount was received in 2005.

On July 8, 2005, the Company terminated five ING funds. Investments remaining in these funds, at that date, were switched into the ING Canadian Money Market Fund, which, along with twelve other ING funds, were merged into AGF funds on August 5, 2005, pursuant to the agreement with AGF Funds Inc., which also acquired the ING Canadian Dividend Income Fund. The Company did not incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities had no impact on the Company's results and will have no material impact on its future results.

Effective September 1, 2005, the Company sold the renewal rights of $13,000 of commercial marine insurance business.

20. Disclosures on Rate Regulation

The Company's insurance subsidiaries are licensed under insurance legislation in each of the provinces and territories in which they conduct business. Automobile insurance is a compulsory product and is subject to different regulations across the provinces and territories in Canada, including those with respect to rate setting. Rate setting mechanisms vary across the provinces and territories in Canada, but they generally fall under three categories: "use and file", "file and use" and "file and approve". Under "use and file", rates are filed following use. Under "file and use", insurers file their rates with the relevant authorities and wait for a prescribed period of time and then implement the proposed rates. Under "file and approve", insurers must wait for specific approval of filed rates before they may be used.

Table 20.1 lists the provincial authorities which regulate automobile insurance rates. Automobile direct written premiums in these provinces totalled $2,166,541 (2004 – $1,974,964) and represented approximately 98.2% (2004 – 98.0%) of direct automobile premiums written.

Table 20.1

Province	Rate filing	Regulatory authority
Alberta	File and approve or file and use [(a)]	Alberta Automobile Insurance Rate Board
Ontario	File and approve	Financial Services Commission of Ontario
Quebec	Use and file	L'Autorité des marchés financiers
Nova Scotia	File and approve	Nova Scotia Insurance Review Board
New Brunswick	File and approve	New Brunswick Insurance Board
Prince Edward Island	File and approve	Island Regulatory Appeals Commission
Newfoundland	File and approve	Board of Commissioners of Public Utilities

[(a)] For mandatory coverage, the rate regulation mechanisms are "file and approve" or "file and use", depending on the filing; for optional coverage, the rate regulation mechanism is "file and use".

Relevant regulatory authorities may, in some circumstances, require retroactive rate adjustments, which could result in a regulatory asset or liability. At December 31, 2005, the Company had no regulatory asset or liability.

21. Contingencies

In the normal course of operations, various claims and legal proceedings are instituted against the Company. Legal proceedings are often subject to numerous uncertainties and it is not possible to predict the outcome of individual cases. In management's opinion, the Company has made adequate provision for, or has adequate insurance to cover, all claims and legal proceedings. Consequently, any settlements reached should not have a material adverse effect on the Company's consolidated future operating results and financial position.

22. Commitments and Guarantees

Table 22.1 presents future minimum payments under long-term leases for property and equipment.

Table 22.1

Year	Amount
2006	$ 49,153
2007	49,202
2008	41,482
2009	35,546
2010	35,500
Thereafter	88,725
	$ 299,608

In the normal course of operations, the Company provides indemnification agreements to directors and officers, to the extent permitted by law, against certain claims made against them as a result of their services to the Company. The Company has insurance coverage for these agreements.

23. Segmented Information

The Company's core business activity is P&C insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine (note 19), as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company's broker operations, long-term investments and investment management company, intercompany eliminations consisting primarily of commissions and general expenses, as well as non-recurring items, such as acquisitions, whose effects are not allocated to any other segment.

Table 23.1	2005	2004
Revenue		
Net premiums earned		
Personal insurance	**$ 2,680,698**	$ 2,343,448
Commercial insurance	**1,159,478**	1,021,115
Investments	**323,255**	256,692
Total P&C insurance	**4,163,431**	3,621,255
Corporate and other	**59,166**	27,213
Realized investment and other gains	**223,471**	132,418
Total revenue	**$ 4,446,068**	$ 3,780,886
Income before income taxes		
Underwriting income		
Personal insurance	**382,120**	339,228
Commercial insurance	**155,592**	130,802
Investments	**300,732**	246,964
Total P&C insurance	**838,444**	716,994
Corporate and other	**29,038**	6,360
Realized investment and other gains	**223,471**	132,418
Total income before income taxes	**1,090,953**	855,772
As at December 31		
Assets	**2005**	**2004**
P&C insurance[a]	**9,066,267**	9,230,609
Corporate and other[b]	**860,268**	432,515
Total assets	**$ 9,926,535**	$ 9,663,124
Increase in goodwill		
P&C insurance	**$ –**	$ 32,525
Corporate and other	**17,246**	14,229
Total increase in goodwill	**$ 17,246**	$ 46,754

[a] Included goodwill of $74,411 at December 31, 2005 and 2004.

[b] Included goodwill of $33,951 at December 31, 2005 (2004 – $16,705).

24. Fair Value Disclosure

The fair value of financial assets and liabilities, other than investments and short securities (note 4), derivative financial instruments (note 5), policy liabilities (note 6) and debt outstanding (note 15) approximates their book value due to their short-term nature.

25. Subsequent Event

The Company entered into an agreement dated December 15, 2005 to sell certain office buildings, subject to due diligence, to Whiterock Real Estate Investment Trust for approximately $29,700 and to lease back these buildings for a term of 20 years with four five-year extensions. Due diligence by the purchaser was completed in February 2006. The transaction will generate a gain of approximately $3,000 which will be deferred and amortized over the lease term in accordance with the provisions of the CICA Handbook Section 3065. The lease agreement qualifies as an operating lease requiring annual minimum lease payments of $2,200.

26. Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

MANAGEMENT'S DISCUSSION AND ANALYSIS

March 3, 2006

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and accompanying notes thereto in our Annual Report and our Annual Information Form available at www.sedar.com.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

Certain totals, subtotals and percentages may not agree due to rounding.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry in 2006.

- **Stable claims costs in automobile insurance**: Automobile insurance reforms adopted by various provinces over the last two years continued to be effective in 2005 at containing and stabilizing claims costs. Product availability and affordability have accordingly been restored. Sustainability of these cost containment measures as well as potential rate reductions will continue to be the key performance drivers in 2006.

Industry returns in automobile insurance in 2006 are likely to exceed historical levels.

- **Low frequency of automobile claims**: Automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2006. Nevertheless, barring unexpected developments, industry returns in automobile insurance in 2006 are likely to exceed historical levels.
- **Commercial insurance competition**: Commercial insurance continues to be competitive; prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.
- **Non-residential construction cost increases**: Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We are working with our brokers to ensure that our commercial customers retain sufficient coverage.
- **Lower industry growth rates but still strong underwriting profits**: We expect the industry's top-line growth rate for the next 12 months to be below historical levels, and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results in 2006 should exceed historical returns.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Challenges and Strategy

Our strategy continues to be to leverage our scale and core competencies in underwriting, pricing and claims in providing our distributors and policyholders with a superior service and product proposition, leading to sustainable organic growth and industry outperformance.

Longer-term, domestic acquisitions enabling us to increase our market share in existing product lines within existing geographies is an important, complementary aspect of our strategy.

While 2005 extended the strong financial performance we and the industry enjoyed in 2004, key factors in determining future performance will include the ability of provincial reforms to continue to keep costs in check and continuation of historically low levels of claims frequency.

Top-line growth will be a challenge in 2006 as premium rate reductions implemented in prior years continue to work their way through the portfolio.

Legal and constitutional challenges to the caps on compensation for minor injuries enacted by various provinces will be closely monitored. While claims frequency has remained at benign levels, we have seen increased severity of claims in recent quarters, as water and wind damage seem to take a larger toll than in the past. Also, non-residential construction costs are rising faster than premium rates, creating some pressure on margins.

While premium growth will likely be constrained in 2006, we believe that we can continue to generate meaningful increases in the number of risks insured during the year, an important measure of organic growth. We expect organic growth will result from initiatives focused on improved technology, making it easier to do business with us, and by increasing the value of our offerings through service enhancements and product innovation.

We will also continue to use our sophisticated pricing and underwriting approach, together with our strong in-house claims capability, to closely monitor the nature of losses incurred to ensure our products provide for appropriate levels and types of coverage priced in accordance with the risks assumed.

Creating Value for Shareholders

As we did in 2004, we exceeded by a wide margin in 2005 our objective of outperforming the industry's return on equity (ROE) by at least 500 basis points (5%).

The 35.2% ROE achieved by our insurance subsidiaries in 2005 compared to a Canadian property and casualty industry return of 17.0% for federally regulated P&C companies. During the period 1995 through 2005, the ROE of our insurance subsidiaries averaged 17.4%, exceeding the corresponding industry average of 9.9% by 7.5 percentage points.

We believe this track record of consistent outperformance and value creation fundamentally speaks to the advantages of scale and the importance of an underwriting culture and capability.

ROE* Performance of our Insurance Subsidiaries Compared to the P&C Insurance Industry


ING Canada
P&C Insurance Industry
ROE %
40
35
30
25
20
15
10
5
0
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005

* Excludes ROE of our non-insurance companies.
Source: Insurance Bureau of Canada; Office of the Superintendent of Financial Institutions for 2005 industry ROE. Company reports for ING Canada ROEs.

Net income for the year ended Dec. 31, 2005 was **$781.8 million** an increase of **25.2%** from $624.2 million for the year ended Dec. 31, 2004.

Overall Performance

Net Income

Net income for the year ended December 31, 2005 was $781.8 million, an increase of $157.6 million, or 25.2%, from $624.2 million for the year ended December 31, 2004.

These results are driven by: (1) continued strong underwriting income, particularly in personal automobile, despite the impact of increased catastrophe claims, most notably in personal property, (2) actual claims experience being less than previously reserved for, creating redundant reserves to the benefit of earnings and (3) robust investment results.

The following table presents the major changes in net income for the year ended December 31, 2005 from the prior year.

Year ended December 31 (in millions of dollars)		**2005**
2004 Net income		$ 624.2
Prior year claims development (excluding pools)*	113.6	
Allianz	25.8	
Current accident year*	(54.0)	
Industry pools*	(8.0)	
Catastrophes*	(33.1)	
Underwriting income		44.3
Investment income		32.9
Realized investment and other gains		77.5
Other		2.9
2005 Net income		$ 781.8

* excluding Allianz



Jetse de Vries
Chief Operating Officer,
Western Region

Shareholders' Equity

Shareholders' equity increased by $833.0 million, or 40.4%, to $2,892.6 million in 2005 compared to $2,059.6 million at December 31, 2004. This increase reflects net income of $781.8 million plus $131.6 million in additional proceeds from our December 2004 initial public offering received in January 2005 less $86.9 million in dividends ($0.65 per share) paid during the year.

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

Underwriting Income


$537.7
$470.0
2004
2005

Year ended December 31 (in millions of dollars, except per share data)	2005	2004	2003
Direct premiums written	$ 3,904.9	$ 3,575.9	$ 3,443.8
Total revenue	4,446.1	3,780.9	3,015.4
Underwriting income	537.7	470.0	51.7
Net income	781.8	624.2	150.5
Dividends per common share	0.65	0.0	0.0
Earnings per share (in dollars):			
Basic	5.85	6.51	1.61
Diluted	5.85	6.49	1.61

As at December 31	2005	2004
Investments	$ 6,721.0	$ 6,285.1
Total assets	9,926.5	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,892.6	2,059.6

Shareholders' equity increased by **$833.0 million** or 40.4%, to **$2,892.6 million** in 2005.

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

Year ended December 31	2005	2004	2003
Claims ratio (1)	56.3%	56.6%	68.1%
Expense ratio (2)	29.7%	29.4%	30.0%
Combined ratio (3)	86.0%	86.0%	98.1%
ROE (4)	31.6%	40.9%	16.5%
ROE of our P&C insurance subsidiaries (5)	35.2%	39.6%	15.5%

(1) Claims and claims expenses incurred, net of reinsurance during a defined period and expressed as a percentage of net premium earned for the same period. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Expense including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses are individual ratios expressed as a percentage of net earned premiums. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity (ROE) is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Direct Premiums Written

Direct premiums written increased $329.0 million, or 9.2%, in 2005. Allianz contributed $423.5 million more in direct premiums than last year. Results in 2004 included one month only of Allianz. Premium growth was lower due to reduced premiums from industry pools of $104.2 million.

A key non-GAAP measure of our growth is written insured risks defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

A key non-GAAP measure of our growth is written insured risks defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance (excluding commercial auto insurance).

The number of written insured risks increased 14.6% in 2005 over 2004. The increase excluding Allianz, representing organic growth, was 3.4% in 2005.

Premium growth excluding Allianz was unable to keep pace with the growth in insured risks given lower average premiums, largely due to rate reductions in personal automobile insurance averaging 7.5% for 2005.

Revenue

Revenue increased by $665.2 million, or 17.6%, to $4,446.1 million in 2005 compared to $3,780.9 million in 2004.

The following table presents the major changes between 2004 and 2005.

Year ended December 31 (in millions of dollars)		
Net premiums earned	$	475.6
Investment income		71.5
Realized investment and other gains		91.1
Commission and advisory fees		27.0
Increase in revenue	$	665.2

Net premiums earned increased by $475.6 million, or 14.1%, to $3,840.2 million in 2005 from $3,364.6 million in 2004. Allianz accounted for practically all of this increase, or $461.2 million in 2005. Lower earned premiums from industry pools (3.6%) and earned premium rate reductions averaging 6.9% in personal automobile insurance reduced earned premium growth in 2005.



Debbie Coull-Cicchini
Chief Operating Officer,
Ontario Region

Investment income was $338.5 million in 2005, an increase of $71.5 million, or 26.8%, from the $267.0 million reported in 2004. Growth in invested assets from the Allianz acquisition of $1,061.5 million and retained profits of $694.9 million in the last year were the main contributing factors to higher investment income.

Net unrealized gains of **$304.3 million** at year-end 2005, however, were **$62.1 million** greater than last year.

Realized investment gains in the equity and fixed income portfolios increased revenue by $91.1 million for 2005. Net unrealized gains of $304.3 million at year-end 2005, however, were $62.1 million greater than last year. The growth in realized gains comes primarily from $53.3 million in fixed income securities resulting from a repositioning of the portfolio to improve the efficiency of managing fixed income securities. The increase in our gains on common stock of $31.4 million reflects $19.0 million of gains from the sale of seed capital in ING mutual funds.

Commission and advisory fees increased by $27.0 million in 2005. The increase is related entirely to the addition of Canada Brokerlink, part of the Allianz acquisition.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses) increased by $67.7 million to $537.7 million in 2005 yielding a claims ratio of 56.3% which is 0.3 percentage point lower than last year. The improvement in the claims ratio was offset by an equal increase in the expense ratio, resulting in a combined ratio of 86.0% for both 2005 and 2004.

The increase in underwriting income was due to:

Year ended December 31 (in millions of dollars)		
Prior year claims development excluding items below:	$	173.5
Allianz acquisition		39.4
Catastrophes*		(50.5)
Industry pools*		(12.2)
Current accident year*		(82.5)
Total	$	67.7

* excludes Allianz

Personal automobile continued to be the biggest contributor to underwriting income, accounting for $411.5 million in income in 2005 (2004: $292.0 million). The combined ratio for personal automobile decreased from 82.9% in 2004 to 78.8% in 2005. The personal automobile portfolio, including Allianz but excluding pools, benefited from favourable claims development of $161.2 million in 2005, primarily the result of automobile reforms and continued low frequency, which offset the decrease in underwriting results from industry pools.

Personal automobile continued to be the biggest contributor to underwriting income, accounting for **$411.5 million** in income in 2005.

Industry pools consist of the so-called "residual market" as well as risk-sharing pools (RSP) in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. During 2005, the premiums transferred to us decreased in the residual market and transfers both to and from the RSP increased, primarily in Alberta. Transfers in and out of these pools including Allianz during the year, on balance, resulted in $8.1 million less underwriting income from pools in 2005 than we had in 2004. These transfers also reduced the amount of our reported net written premiums and eventually the net earned premiums.

Significant Transactions

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34.9 million common shares were issued at $26.00 per share for proceeds of $858.5 million net of underwriters' fees and other expenses. Pursuant to the underwriter's agreement for the prospectus, an over-allotment option was granted and then exercised subsequent to December 31, 2004 upon which 5.2 million additional common shares were issued and net proceeds were received of $129.2 million. ING Groep remains the controlling shareholder with 70% of the shares issued and outstanding.

Acquisition of Allianz

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies; Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada as well as a network of insurance brokerages; Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The acquired operations have been integrated as planned (see note 19 of the accompanying audited consolidated financial statements).

The transaction was recorded with an effective date of November 30, 2004 and was completed December 8, 2004. The results of Allianz for the month of December 2004 have been included in the Company's consolidated statements of income for the year ended December 31, 2004. In 2005 Allianz contributed direct premiums written of $483.3 million (2004: $59.8 million), net premiums earned of $511.3 million (2004: $50.1 million) and underwriting income of $49.4 million (2004: $10.0 million).

The "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the acquisition as it was subject to a 100% quota share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") in September 2005.

Consequently, the AGR business had no net impact on the consolidated statement of income of the Company.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2005 Q4	2005 Q3	2005 Q2	2005 Q1	2004 Q4	2004 Q3	2004 Q2	2004 Q1
Direct premiums written	$ 905.0	$1,006.5	$1,171.4	$ 821.9	$ 883.0	$ 921.6	$1,043.4	$ 727.8
Total revenues	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6
Underwriting income	126.3	116.7	179.8	114.9	118.4	133.7	174.5	43.4
Income before income taxes	269.3	269.3	323.6	228.6	229.7	217.1	238.6	170.4
Net income	196.9	202.8	223.6	158.5	173.1	163.6	172.3	115.1
Combined ratio	86.9	87.7	81.2	88.1	86.7	83.9	78.9	94.7
Seasonal indicator (1)	1.01	1.02	0.94	1.02	1.01	0.98	0.92	1.10
Earnings per share								
Basic	1.47	1.52	1.67	1.19	1.69	1.75	1.84	1.23
Diluted	1.47	1.52	1.67	1.19	1.67	1.75	1.84	1.23
Earnings per adjusted share (2)								
Basic pro-forma	1.47	1.52	1.67	1.19	1.35	1.27	1.34	0.90
Diluted pro-forma	1.47	1.52	1.67	1.19	1.29	1.22	1.29	0.86

(1) The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

(2) To facilitate comparison between performance in 2004 and 2005, management calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005, and calculates diluted earnings per adjusted share as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Segmented Information

We report our results on the basis of five segments consisting of the three segments of our property and casualty (P&C) insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

Underwriting Income

Personal Insurance


$382.1
$339.2
2004
2005

Commercial Insurance


$155.6
$130.8
2004
2005

Year ended December 31 (in millions of dollars)	2005	2004	2003
Revenue			
Net premiums earned			
Personal insurance	$ 2,680.7	$ 2,343.5	$ 1,828.7
Commercial insurance	1,159.5	1,021.1	932.2
Total net premiums earned	3,840.2	3,364.6	2,760.9
Investments	323.2	256.7	208.8
Total P&C insurance	$ 4,163.4	$ 3,621.3	$ 2,969.7
Corporate and other	59.2	27.2	13.6
Realized investment and other gains	223.5	132.4	32.1
Total revenue	$ 4,446.1	$ 3,780.9	$ 3,015.4
Income before income taxes			
Underwriting income			
Personal insurance	$ 382.1	$ 339.2	$ (35.5)
Commercial insurance	155.6	130.8	87.2
Total underwriting income	537.7	470.0	51.7
Investments	300.7	247.0	200.5
Total P&C insurance	$ 838.4	$ 717.0	$ 252.2
Corporate and other	29.0	6.4	(57.3)
Realized investment and other gains	223.5	132.4	32.1
Total income before income taxes	$ 1,090.9	$ 855.8	$ 227.0

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

Year ended December 31 (in millions of dollars)	**2005**	2004	2003
Direct premiums written:			
Personal automobile	**$ 1,877.0**	$ 1,714.2	$ 1,724.0
Personal property	**779.9**	701.0	624.1
Total direct premiums written	**$ 2,656.9**	$ 2,415.2	$ 2,348.1
Net premiums earned	**$ 2,680.7**	$ 2,343.5	$ 1,828.7
Expenses:			
Claims and loss adjustment expenses	**1,550.5**	1,375.5	1,342.8
Commissions	**433.2**	380.0	299.8
Premium taxes	**91.8**	80.1	69.2
General expenses	**223.0**	168.7	152.4
Total expenses	**2,298.5**	2,004.3	1,864.2
Underwriting income	**$ 382.1**	$ 339.2	$ (35.5)
Ratios:			
Claims ratio	**57.8%**	58.7%	73.4%
Commissions ratio	**16.2%**	16.2%	16.4%
Premium taxes ratio	**3.4%**	3.4%	3.8%
General expense ratio	**8.3%**	7.2%	8.3%
Combined ratio	**85.7%**	85.5%	101.9%

Direct premiums written in personal automobile insurance reflect an average rate reduction of approximately 7.5% in 2005.

Direct Premiums Written

Direct premiums written increased by $241.7 million, or 10.0%, in 2005. Allianz accounted for a 13.5% increase in 2005. Lower year-over-year premiums from industry automobile pools, excluding Allianz, reduced premium growth by 4.3% in 2005.

The number of written insured risks for personal property increased by 10.7% in 2005. The growth in insured risks, excluding Allianz, representing organic growth was 2.7% in 2005.

The number of written insured risks for personal auto increased by 19.2% in 2005. The growth in insured risks, excluding Allianz, representing organic growth was 4.8% in 2005. Direct premiums written in personal automobile insurance reflect an average rate reduction of approximately 7.5% in 2005.

For the personal insurance segment the number of written insured risks increased by 15.6% in 2005. The growth in insured risks, excluding Allianz, representing organic growth, was 3.9% in 2005.



Alan Blair
Chief Operating Officer,
Atlantic Region

Net Premiums Earned

Net premiums earned increased by $337.2 million, or 14.4%, in 2005. Allianz accounted for a 15.0% increase, or all of the improvement in 2005. Lower year-over-year earned premiums from industry automobile pools reduced premium growth by 3.6% in 2005 while premium rate reductions in personal automobile further reduced premium growth by 6.9% during the year.

Underwriting Income

Underwriting income from the personal insurance segment increased by $43.0 million in 2005 despite an increase in the combined ratio of 0.2 percentage points compared to 2004. The personal insurance segment increased by $374.8 million in 2004 compared to 2003 due to an improvement in the combined ratio of personal automobile from 105.9% to 82.9% arising from the impact of rate increases, automobile reforms and reduced frequency.

Underwriting income from the personal property decreased by $76.6 million in 2005 on an increase in the combined ratio of 11.5 percentage points. Catastrophes occurring in Q2 05 and Q3 05 reduced underwriting income by $36.3 million and class actions reduced underwriting income by $14.7 million in Q4 05. These events increased the combined ratio by 6.3 percentage points. We saw increased storm activity in 2005 and an increase in our retention of individual catastrophe exposure from $5.0 million in 2004 to $17.5 million in 2005 which negatively impacted results.

Underwriting income from personal automobile increased by $119.5 million in 2005 along with a reduction in the combined ratio of 4.1 percentage points. Frequency in 2005 was lower than in 2004. The current accident year loss ratio, defined as claims and claims expenses incurred during the current year excluding all other claims and claims expenses related to prior years incurred during the calendar year expressed as a percentage of net premium earned, is very similar in 2005 to that of 2004 even though the earned premium has decreased. Favourable claims development contributed $161.2 million of the annual increase in personal automobile underwriting income.

Our personal insurance expense ratio was 27.9% for 2005 compared to 26.8% in 2004.

The commission ratio was 16.2% for both 2005 and 2004. Lower profit-sharing commissions led to a 0.2 percentage point decrease which offset an increase in regular and pool commissions. Profit-sharing commissions were $83.9 million for 2005 (2004: $78.0 million).

The general expense ratio increased by 1.1 percentage points from 7.2% in 2004 to 8.3% in 2005 due to lower fees from the service carrier operated on behalf of the Facility Association of $20.0 million, Allianz transition expenses of $6.3 million, and increased expenses, primarily marketing and incentive compensation of $3.7 million.

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

Year ended December 31 (in millions of dollars)	**2005**	2004	2003
Direct premiums written:			
Commercial automobile	**$ 330.4**	$ 301.0	$ 291.0
Commercial other	**917.6**	859.7	804.7
Total direct premiums written	**$ 1,248.0**	$ 1,160.7	$ 1,095.7
Net premiums earned	**$ 1,159.5**	$ 1,021.1	$ 932.2
Expenses:			
Claims and loss adjustment expenses	**611.2**	530.0	538.1
Commissions	**241.0**	232.6	182.5
Premium taxes	**41.9**	36.7	34.0
General expenses	**109.8**	91.0	90.4
Total expenses	**1,003.9**	890.3	845.0
Underwriting income	**$ 155.6**	$ 130.8	$ 87.2
Ratios:			
Claims ratio	**52.7%**	51.9%	57.7%
Commissions ratio	**20.8%**	22.8%	19.6%
Premium taxes ratio	**3.6%**	3.6%	3.6%
General expense ratio	**9.5%**	8.9%	9.7%
Combined ratio	**86.6%**	87.2%	90.6%

Direct Premiums Written

Direct premiums written increased by $84.9 million, or 7.4%, in 2005 excluding the AGR business (see note 6 to the audited consolidated financial statements). Allianz accounted for growth of 8.2%. The number of insured risks remained the same as in 2004 after excluding Allianz and the sale of books of business.

Underwriting income from commercial insurance increased

$24.8 million

in 2005.

Net Premiums Earned

Net premiums earned increased by $138.4 million, or 13.6%, in 2005. Allianz accounted for the majority (12.1%) of this increase.

Underwriting Income

Underwriting income from commercial insurance increased $24.8 million in 2005 on a decrease in the combined ratio of 0.6 percentage points. Favourable claims development of $66.5 million more than offset the impact from catastrophes of $17.4 million and higher severity in the current accident year.

Our commercial insurance expense ratio was 33.9% in 2005 compared to 35.3% in 2004. A decrease of 2.0 percentage points in the commission ratio was due to lower profit-sharing commissions of 1.5 percentage points and higher ceded commissions of 0.5 percentage points.

The general expense ratio increased by 0.6 percentage points from 8.9% in 2004 to 9.5% in 2005 due to increased expenses of $3.4 million and Allianz's transition expenses of $3.1 million.

Investment Income

The following table presents the results of our investment segment.

Year ended December 31 (in millions of dollars)	2005	2004	2003
Interest income	$ 203.6	$ 154.9	$ 109.1
Dividend income	117.0	98.7	94.5
Other	2.7	3.1	5.2
Investment income from P&C subsidiaries	$ 323.3	$ 256.7	$ 208.8
Investment expenses	(22.5)	(9.7)	(8.3)
Investment income from P&C subsidiaries before income taxes	$ 300.8	$ 247.0	$ 200.5

Investment income increased by $66.6 million, or 25.9%, to $323.3 million in 2005. Interest income of $14.5 million related to the 2001 Portfolio Purchase is included in the 2005 results. (The 2001 Portfolio Purchase refers to an agreement entered into with Zurich Insurance Company to acquire its personal and small and medium-size commercial business and, in turn, sell our large size commercial lines business.) Investment income in 2004 is higher than in 2003 due to the transfer of investments of $665.0 million from reinsurers related to a 100% quota-share treaty commuted as at January 1, 2004.

Average pre-tax yield was 5.1% for 2005 compared to 5.3% in 2004. These yields exclude realized investment gains and losses and interest income related to the 2001 Portfolio Purchase.

Investment expenses totalled $22.5 million in 2005 compared to $9.7 million in 2004. This growth is due to increased assets from the Allianz acquisition and an increase in asset management charges as of January 1, 2005 to better reflect current market costs. These charges of $18.8 million are paid to our in-house investment operations. An equivalent amount is reported as a negative expense in the corporate and other segment with both entries eliminated on consolidation of the financial statements.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

Year ended December 31 (in millions of dollars)	2005	2004	2003
Investment income	$ 15.3	$ 10.3	$ 5.1
Commission and advisory fees	43.9	16.9	8.4
Revenue	59.2	27.2	13.5
Commissions	(27.9)	1.8	27.9
General expenses	50.0	7.3	30.5
Interest on debt	8.0	11.7	12.6
Expenses	30.1	20.8	70.9
Income before income taxes	$ 29.1	$ 6.4	$ (57.4)

Corporate and other revenue increased $32.0 million in 2005. The increase in 2005 was due largely to commission income from Canada Brokerlink (part of the Allianz acquisition) of $25.7 million, increased revenue from Equisure of $1.8 million and increased interest income of $4.6 million.

Commission expenses were lower, however, due to non-recurring commissions of ($4.3) million in 2004. Higher brokerage commissions earned from our insurance companies of $26.0 million in 2005 were offset in the commission expenses of this segment. Commission in 2003 included $25.8 million related to the 2001 Portfolio Purchase.

Higher general expenses of $42.7 million in 2005 were due mostly to Canada Brokerlink expenses. General expenses in 2003 included $16.0 million related to the 2001 Portfolio Purchase.

Realized Investment and Other Gains

The following table presents realized investment and other gains (losses).

Year ended December 31 (in millions of dollars)	**2005**	2004	2003
Realized investment and other gains (losses)			
Fixed income	**$ 87.9**	$ 34.6	$ 36.2
Preferred shares	**(4.8)**	(6.3)	24.4
Common shares	**131.5**	100.1	(3.2)
Other	**8.9**	4.0	(25.3)
Total	**$ 223.5**	$ 132.4	$ 32.1
After-tax total	**$ 169.4**	$ 91.9	$ 6.5

Realized investment and other gains


$223.5
$132.4
2004
2005

After-tax Total


$169.4
$91.9
2004
2005

Realized investment and other gains increased by $91.1 million in 2005 on the strength of $53.3 million in fixed income portfolio gains. Share gains include gains from the sale of seed capital in ING mutual funds in 2005 of $19.0 million, which offset higher impairment charges of $3.6 million. Other includes gains of $8.9 million in 2005 on the sale of books of business aggregating $6.4 million and a gain of $2.5 million on the transfer and sale of mutual funds.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders. As at December 31, 2004, premium receivables from brokers stood at $163.8 million and $1,076.0 million from policyholders.

Other receivables comprised $195.0 million (2004: $202.8 million) from the Facility Association and other industry pools, $31.3 million (2004: $137.3 million) from other insurers and $43.2 million (2004: $62.5 million) from other.

Investments

We have an investment policy that seeks to provide an attractive risk-return profile over the medium to long term. In developing our investment policy, we take into account the current and expected condition of capital markets, the historic return profiles of various asset classes and the variability of those returns over time, the availability of assets, diversification needs and benefits, regulatory capital required to

support the various asset types, security ratings and other material variables likely to effect the overall performance of our investment portfolio. The overall risk profile of our investment portfolio is designed to balance the investment return needs of our liabilities while optimizing the investment opportunities available in the marketplace. Management monitors and enforces compliance with our investment policy. The majority of our investment portfolio is invested in well-established, active and liquid markets. Fair value for most investments is determined by reference to quoted market prices. In cases where an active market does not exist, fair value is estimated by reference to recent transactions or current market prices for similar investments.

Our investment portfolio is managed on a total return basis which views realized gains and losses as important and recurring components of the return on investments and consequently of income, although the timing of realizing gains or losses may be unpredictable. Our portfolio construction methodology takes into account the availability and liquidity of potential investments. We also set constraints by economic sector and by investment strategy to provide diversification across industries. We believe this diversification of exposure across a range of business sectors provides positive investment benefits. At the same time, economic difficulties concentrated in a select business sector are dampened.

Due to potential tax ramifications of these strategies, specific focus is placed on the management of the portfolio to optimize the after-tax total return.

Our investment objectives remain consistent with those in 2004. Beginning in 2006, we are expanding the investment options to include investment grade international bonds and the use of derivatives to support the management of the duration of our fixed income portfolio. The duration has moved from 6.3 years at December 31, 2005 to 4.3 years at January 31, 2006. This more closely aligns our investment duration with the duration of our liabilities. We do not intend to match exactly but will target duration of 4.0 to 4.5 years. We have lowered the duration by trading the portfolio and through limited use of derivatives. The relatively flat yield curve has allowed us to reposition the portfolio with only a modest drop in yield.

The following table presents our cash and invested assets as at December 31, 2005 and December 31, 2004.

	As at December 31, 2005			**As at December 31, 2004**		
(in millions of dollars)	**Book value (BV)**	**% of BV**	**Fair value**	BV	% of BV	Fair value
Cash and cash equivalents	**$ 341.1**	**4.8%**	**$ 341.1**	$ 82.5	1.3%	$ 82.5
Short-term notes	**440.4**	**6.2%**	**440.4**	274.7	4.3%	274.7
Fixed income securities[(1)]	**3,520.8**	**49.9%**	**3,595.8**	3,685.1	57.9%	3,776.5
Commercial mortgages	**70.4**	**1.0%**	**73.1**	78.7	1.2%	83.3
Preferred shares	**1,257.3**	**17.8%**	**1,319.9**	1,069.6	16.8%	1,136.3
Common shares[(1)]	**1,266.5**	**17.9%**	**1,430.4**	997.7	15.7%	1,077.2
Other investments	**165.6**	**2.4%**	**165.6**	179.3	2.8%	179.3
Total investments and cash	**$ 7,062.1**	**100.0%**	**$ 7,366.3**	$ 6,367.6	100.0%	$ 6,609.8

(1) Fixed income securities and common shares include our seed capital investment in ING mutual funds, with a book value of $155.0 million as at December 31, 2004. Due to the sale of our mutual fund operations, there were no such investments as at December 31, 2005.

As at December 31, 2005, the weighted average rating of our fixed income portfolio was AA, and the weighted average rating of our preferred share portfolio was P2.

Cash and cash equivalents and investments increased by $694.5 million, or 10.9%, to $7.06 billion in 2005. This increase results from higher income from operations, an interim settlement of $116.9 million from the 2001 Portfolio Purchase and the receipt of $173.5 million of investment funds transferred from the Facility Association. These transferred funds are not needed by the association in the short term; however, they will eventually be returned to the association to pay claims related to the funds.

Other investments consisted of loans to brokers with a book value of $151.4 million as at December 31, 2005 ($156.3 million as at December 31, 2004), investments in brokerages with a book value of $14.2 million as at December 31, 2005 ($13.4 million as at December 31, 2004) and other commercial loans with a book value of nil as at December 31, 2005 ($9.6 million as at December 31, 2004).

The following table sets forth our exposure to the ten largest industrial sectors for our combined fixed income securities and preferred and common share portfolios as at December 31, 2005 and 2004.

(in millions of dollars)	As at December 31, 2005			As at December 31, 2004		
	BV	**% of BV**	**Fair value**	BV	% of BV	Fair value
Banks	**$ 827.8**	**12.3%**	**$ 895.2**	$ 636.2	10.1%	$ 674.1
Diversified financial services	**701.2**	**10.4%**	**734.3**	1,326.3	21.1%	1,384.5
Utilities	**449.7**	**6.7%**	**482.1**	435.3	6.9%	461.9
Insurance	**361.2**	**5.4%**	**392.3**	246.3	3.9%	266.7
Telecommunication services	**286.9**	**4.3%**	**284.7**	292.8	4.7%	299.2
Oil and gas	**274.1**	**4.1%**	**300.4**	184.3	2.9%	188.7
Special purpose	**252.3**	**3.8%**	**257.8**	152.0	2.4%	155.5
Real estate	**248.8**	**3.7%**	**274.2**	124.7	2.0%	132.3
Media	**121.6**	**1.8%**	**121.3**	106.8	1.7%	109.6
Food & drug retail	**76.8**	**1.1%**	**80.0**	52.2	0.8%	54.7
Total top ten sectors	**$ 3,600.4**	**53.6%**	**$ 3,822.2**	$ 3,556.9	56.6%	$ 3,727.2
Government	**2,043.5**	**30.4%**	**2,091.5**	2,075.5	33.0%	2,124.7
Other	**1,077.1**	**16.0%**	**1,111.6**	652.7	10.4%	675.4
Total investment assets	**$ 6,721.0**	**100.0%**	**$ 7,025.3**	$ 6,285.1	100.0%	$ 6,527.3

As at December 31, 2005, the weighted average rating of our fixed income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately $16.1 million of securities with a rating below investment grade or not rated were included in the fixed income and preferred share portfolios at December 31, 2005, compared to $42.9 million as at December 31, 2004.

The following graphs set forth our fixed income portfolio by credit quality as at December 31, 2005 and 2004.

Fixed Income by Credit Quality
as at December 31, 2005
Carrying Value


BB
0.0%
B
0.1%
BBB
4.3%
<B
0.0%
A
28.1%
AAA
45.1%
AA
22.4%

Fixed Income by Credit Quality
as at December 31, 2004
Carrying Value


BB
0.2%
B
0.0%
BBB
4.8%
<B
0.0%
A
33.9%
AAA
38.5%
AA
22.6%

Exposure to the preferred share asset class contributes positively to the overall after-tax return of the investment portfolio. Our continuing profitability allows for material exposure to preferred shares in our investment portfolio and enables us to realize the benefit of receiving preferred shares dividends on a tax-free basis. The following charts set forth our preferred share portfolio by credit quality as at December 31, 2005 and 2004.

Preferred Shares by Credit Quality
as at December 31, 2005
Carrying Value


P5
0.9%
P4
0.1%
P3
12.9%
P1
45.7%
P2
40.4%

Preferred Shares by Credit Quality
as at December 31, 2004
Carrying Value


P5
1.2%
P4
0.4%
P3
15.6%
P1
40.5%
P2
42.3%

Common equity exposure focuses primarily on high dividend paying equities. We seek enhanced return by identifying and investing in shares likely to increase their dividends or pay a special one-time dividend. We undertake intensive analysis of investment opportunities to identify special dividend candidates. Similar evaluations are conducted to assess investment candidates most likely to increase dividends paid. We also manage the equity portfolios to achieve additional dividend payouts. Through active management, we seek incremental dividend income versus a static portfolio.

The results of our common equity strategies generally depend on overall equity market trends. Accordingly, many factors outside of our control affect the aggregate increases or decreases in the equity portfolios. We seek to select investments that will provide incremental value in excess of our benchmarks. Unforeseen events affecting specific companies, industries or sectors can have significant detrimental effects on the return profile of the equity investments.

Favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable and continued low frequency of claims. Both factors have been more favourable than anticipated.



Gilles Roy
Chief Operating Officer,
Quebec Region

Unpaid Claims and Adjustment Expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at December 31, 2005 decreased by $44.7 million, or 1.3%, to $3,491.1 million in 2005. The main contributing factors were the attrition, as expected, of the acquired Allianz business plus increased transfers to the automobile pools of $66.0 million and favourable claims experience partially offset by an increased assumed share of pools of $28.0 million.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Compared to December 2004, discount rates have been reduced by approximately 25 basis points, from an average rate of 4.86% to 4.63%, thereby reducing the impact of discounting in 2005. The amount of the discount as a percentage of claims liabilities decreased from 10.2% at December 31, 2004 to 9.7% at December 31, 2005. The provisions for adverse deviation were set on a basis consistent with those used at year-end 2004. The amount of the provision of adverse deviation as a percentage of claims liabilities increased from 11.6% at December 31, 2004 to 11.7% at the end of 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005 and 1.4% at 2004).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable and continued low frequency of claims. Both factors have been more favourable than anticipated.

Claims Development Excluding Allianz

Excluding Allianz, the favourable reserve development of all prior accident years during 2005 was $236.9 million, or 8.3% ($70.5 million in 2004), with every accident year except 1998 being favourable. This development was mainly from automobile insurance in the amount of $201.5 million, excluding assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. Most of the remaining favourable development came from automobile assumed pools in the amount of $25.7 million, commercial general liability in the amount of $17.2 million, which included the positive development of two large claims during Q3 05, and some adverse development on two other large claims during Q4 05. Conversely, we experienced $7.7 million of unfavourable development in property.

The following table (which excludes Allianz) shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to December 31, 2005. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
Excluding Allianz	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995 & –**
Reserve originally estimated	$ 904.3	$ 814.9	$ 711.9	$ 655.3	$ 607.7	$ 557.2	$ 531.2	$ 547.2	$ 493.4	$1,073.5
Reserve re-estimated as of										
One year later	$ 789.2	$ 750.0	$ 721.6	$ 716.8	$ 607.7	$ 550.7	$ 507.6	$ 423.9	$ 447.3	$ 986.9
Two years later		671.7	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			707.9	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				720.0	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					647.3	614.4	520.1	420.9	433.8	961.6
Six years later						602.5	517.5	426.3	432.0	953.4
Seven years later							522.8	424.6	417.9	955.9
Eight years later								423.5	414.4	968.5
Nine years later									412.8	977.2
Ten years later										976.3
Cumulative deficiency (redundancy)	(115.1)	(143.1)	(4.0)	64.7	39.5	45.3	(8.4)	(123.7)	(80.6)	(97.2)
	(12.7%)	(17.6%)	(0.6%)	9.9%	6.5%	8.1%	(1.6%)	(22.6%)	(16.3%)	(9.1%)
Development during 2005 of $(236.9) million	**$ (115.2)**	**$ (78.3)**	**$ (13.5)**	**$ (9.5)**	**$ (10.1)**	**$ (12.0)**	**$ 5.3**	**$ (1.1)**	**$ (1.6)**	**$ (0.9)**
	(12.7%)	**(9.6%)**	**(1.9%)**	**(1.5%)**	**(1.7%)**	**(2.2%)**	**1.0%**	**(0.2%)**	**(0.3%)**	**(0.1%)**

Cumulatively, we have experienced favourable development for accident years 2004, 2003, 2002, 1998, 1997, 1996, 1995 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Claims Development Relating to Allianz

The table below shows the development of claim liabilities relating to the Allianz acquisition from December 2004 only, as the acquisition took place in late 2004.

(in millions of dollars)	Accident year									
Allianz	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996**	**1995 & –**
Reserve as of December 2004	**$ 213.4**	**$ 158.4**	**$ 126.7**	**$ 73.6**	**$ 47.8**	**$ 29.9**	**$ 16.9**	**$ 10.0**	**$ 3.6**	**$ 0.2**
Reserve re-estimated as of December 2005	**$ 187.9**	**$ 146.5**	**$ 126.8**	**$ 71.5**	**$ 47.4**	**$ 27.7**	**$ 18.4**	**$ 10.0**	**$ 2.3**	**$ 1.2**
Development during 2005 of $(40.8) million	**$ (25.6)**	**$ (11.8)**	**$ 0.1**	**$ (2.2)**	**$ (0.3)**	**$ (2.2)**	**$ 1.6**	**$ (0.0)**	**$ (1.3)**	**$ 0.9**
	(11.9%)	**(7.5%)**	**0.1%**	**(2.9%)**	**(0.7%)**	**(7.3%)**	**9.4%**	**(0.4%)**	**(36.9%)**	**408.2%**

We had $40.8 million of favourable reserve development in 2005 on an opening balance of $680.5 million in claim liabilities as at December 31, 2004. Automobile insurance excluding pools was the main contributor with favourable development of $21.4 million as well as pools which added an additional $9.8 million in favourable development.

For 2006, our retention is being increased to **$25.0 million** with a reinsurance coverage limit of **$1.25 billion**

Reinsurance

Policy liabilities ceded to reinsurers were $347.8 million at December 31, 2005 and $765.4 million at December 31, 2004. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. As part of the Allianz transaction relating to the AGR business, $508.6 million of policy liabilities were ceded to reinsurers at the end of 2004. After receiving regulatory approval, these liabilities were taken over by the Canadian branch of AGR in September 2005. At December 31, 2005, 17.7% (December 31, 2004: 11.6%) of the remaining reinsured policy liabilities were to ING Re, an affiliate and our main reinsurer. We also have reinsurance treaties with several unaffiliated reinsurers that meet our financial strength rating requirements.

In 2005, for multi-risk events or catastrophes, our retention was $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retained 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million. For 2006, our retention is being increased to $25.0 million with a reinsurance coverage limit of $1.25 billion. In addition we will retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (December 31, 2005: $264.5 million; December 31, 2004: $415.9 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. Policy liabilities, however, take priority over a reinsurer's subordinate creditors.

We secure reinsurance recoverables with non-licensed reinsurers with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $98.4 million at December 31, 2005 (December 31, 2004: $458.7 million). At December 31, 2005, these amounts included $74.3 million (December 31, 2004: $56.0 million) from an affiliated reinsurer. At December 31, 2005, trust accounts held to secure policy liabilities totalled $83.3 million (December 31, 2004: $349.5 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of March 3, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 long-term incentive plan, certain employees are awarded performance units (one performance unit equals one common share) as part of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle depends on the Company's three-year average return on equity compared with that of the Canadian P&C insurance industry. At the time of payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimated number of performance units was 363,700 units as at December 31, 2005. Note 17 to our audited consolidated financial statements describes the long-term incentive plan for certain employees and the deferred share unit program for members of the Company's Board of Directors.

Liquidity and Capital Resources

The purpose of liquidity management is to ensure there is sufficient cash to meet all of our financial commitments and obligations as they fall due. We believe we have the flexibility to obtain, from internal sources, the funds needed to fulfil our cash requirements during the current financial year and to satisfy regulatory capital requirements. However, such funds may not provide sufficient capital to enable us to pursue additional market opportunities.

The liquidity requirements of our P&C insurance subsidiaries have historically been met primarily by funds generated from operations, asset maturities and income, and other returns received on investments. Cash provided from these sources is used primarily for claims and claim adjustment expense payments and operating expenses. Catastrophe claims, the timing and amount of which are inherently unpredictable, may create increased liquidity requirements. Additional sources of cash flow include the sale of invested assets and financing activities. As long as we continue to grow and remain profitable, cash flows should continue to be available for investment. We believe that our future liquidity needs will be met from all of the above sources.

Net cash flows are generally invested in marketable securities. We closely monitor the duration of these investments, and investment purchases and sales may be executed with the objective of having adequate funds available to satisfy our maturing liabilities if needed. As our investment strategy focuses on asset and liability durations, and not specific cash flows, asset sales may be required to satisfy obligations and/or rebalance asset portfolios.

The Company has ample capital to support business growth with our insurance subsidiaries having capital of **$718.0 million** in excess of the minimum supervisory target.



Denis Guertin
Chief Operating Officer, belairdirect

Liquidity

Net cash provided by operations was $637.5 million in 2005 compared to $1,392.2 million in 2004. The decrease of $754.7 million was due to the non-recurring termination of a quota-share treaty on January 1, 2004 which provided $665.0 million of cash in 2004 and increases in operating assets and liabilities which used cash of $247.3 million which was offset by cash from higher income of $157.6 million.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at December 31, 2005.

We used the proceeds from the shares issued from the exercise of the over-allotment option in Q1 05 to repay a $129.2 million promissory note payable to an affiliate, reducing our outstanding debt to $127.0 million. This debt matures in August 2006.

Capital

The Company has ample capital to support business growth with our insurance subsidiaries having capital of $718.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at December 31, 2005 (2004: $412.1 million). Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results and the loss ratio and expense ratio are the same for each company.

The following table presents the Minimum Capital Test (MCT) of our insurance subsidiaries with a total for all companies.

Minimum Capital Test (MCT) – P&C Companies

(in millions of dollars)		ING Insurance	Nordic Insurance	ING Novex Insurance	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At December 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	**2,354.0**
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	**1,090.6**
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	**1,263.3**
MCT %	[a]/[b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	**215.8%**
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	**718.0**
At December 2004								
Total capital available	[a]	1,054.5	449.1	33.1	168.1	267.5	33.7	2,006.1
Total capital required	[b]	595.6	215.3	14.4	74.7	144.9	17.7	1,062.7
Excess capital	[a] – [b]	458.9	233.8	18.7	93.4	122.6	16.0	943.4
MCT %	[a]/[b]	177.1%	208.6%	230.1%	224.9%	184.6%	190.2%	188.8%
Excess at 150%		161.1	126.1	11.5	56.0	50.2	7.1	412.1

The total amount of dividends available for payment from our subsidiaries during 2006 is $572.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $86.9 million. These dividends were paid on March 31, June 30, September 30, and December 30, 2005. A quarterly cash dividend of 25 cents per common share has been declared payable on March 31, 2006 to shareholders of record on March 15, 2006.

On September 20, 2005, ING Canada filed a short-form base shelf prospectus and received final receipt from Canadian securities regulators the following day. This filing allows the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period.

The nature, size and timing of any financings will depend on ING Canada's assessment of its credit requirements and general market conditions. If any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information about the use of the proceeds and the terms of these securities will be provided.

On September 12, 2005, ING Canada announced that holders of its common shares and potential investors would be able to reinvest their dividends in additional shares of the Company through a dividend reinvestment plan administered through the Company's transfer agent or through a co-operative investing service administered by Canadian ShareOwner Investments Inc. Commissions will not be charged on dividend reinvestment purchases under either alternative.

In the second quarter of 2005, we received a financial strength and long-term counterparty credit rating of A+ from S&P for our P&C subsidiaries, while A.M. Best reaffirmed our financial strength rating of A+ and also raised the ratings of Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada to A+.

Contractual Obligations

Payments due by period (in millions of dollars)	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
Long-term debt	$ 127.0	$ 127.0	$ –	$ –	$ –
Operating leases	299.6	49.1	90.7	71.1	88.7
Other long-term obligations[1]	128.5	38.0	40.5	18.1	31.9
Total contractual obligations	$ 555.1	$ 214.1	$ 131.2	$ 89.2	$ 120.6

[1] The Company earns fee income for servicing policies on behalf of the Facility Association. The fee income is deferred and recognized in income on a basis consistent with the services rendered.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of management and advisory services provided by (1) ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist primarily of loans and commission expenses.

Notes 1 and 8 to the accompanying audited consolidated financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate and equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk.

Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates, and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. Below is a discussion of our primary market risk exposures and how those exposures are currently managed. Our market risk sensitive instruments, including derivatives, are primarily entered into for purposes of mitigating risk.

The primary market risk to the investment portfolio is interest rate risk associated with investments in fixed income securities. Our exposure to foreign exchange risk is not significant. We have no direct commodity risk.

During 2005 for our investment portfolio, there were no significant changes in our primary market risk exposures or in how those exposures are managed compared to the year ended December 31, 2004. As previously noted beginning in 2006 we will begin using derivatives to support the management of duration in our fixed income portfolio. This will not significantly change the risk but does expand the options for dealing with interest rate risk. For the remainder of the primary market risk, we do not currently anticipate significant changes in exposures or in how those exposures are managed in future reporting periods based upon what is known or expected to be in effect in future reporting periods.

Interest Rate and Equity Market Fluctuations

Movements in short-term and long-term interest rates, as well as fluctuations in the value of equity securities, affect the level and timing of recognition of gains and losses on securities we hold, and cause changes in realized and unrealized gains and losses. Generally, our investment income will be reduced during sustained periods of lower interest rates as higher yielding fixed income securities are called, mature, or are sold and the proceeds are reinvested at lower rates. During periods of rising interest rates, the market value of our existing fixed income securities will generally decrease and our realized gains on fixed income securities will likely be reduced. Realized losses will be incurred following significant increases in interest rates.

Generally, declining interest rates result in unrealized gains in the value of fixed income securities we continue to hold, as well as realized gains to the extent the relevant securities are sold. General economic conditions, political conditions and many other factors can also adversely affect the stock markets and, consequently, the value of the equity securities we own.

Credit Risk

Credit risk is the possibility that counterparties may not be able to meet payment obligations when they become due. We assume counterparty credit risk in many forms. A counterparty is any person or entity from which cash or other forms of consideration are expected to extinguish a liability or obligation to us. Our credit risk exposure is concentrated primarily in our fixed income and preferred share investment portfolios and, to a lesser extent, in our reinsurance recoverables.

Our risk management strategy and investment policy is to invest in debt instruments of high credit quality issuers and to limit the amount of credit exposure with respect to any one issuer. We attempt to limit our credit exposure by imposing fixed income portfolio limits on individual corporate issuers based upon credit quality. Currently, our fixed income portfolio limits are 3% for issuers rated "AA-" and above, 2% for issuers rated "A-" to "A+", 1% for issuers rated "BBB-" to "BBB+", 0.34% for issuers rated "BB-" to "BB+" and 0.19% for insurers rated "B-" to "B+". We use the lower of Dominion Bond Rating Service Limited or S&P ratings to determine an issuer's rating. These constraints may be revised from time to time as we deem appropriate.

Foreign Exchange Risk

Foreign exchange risk is the possibility that changes in exchange rates produce an unintended effect on earnings and equity when measured in domestic currency. This risk is largest when assets backing liabilities are payable in one currency and are invested in financial instruments of another currency.

We are exposed to some foreign exchange risk arising from the investment in some of our U.S. dollar-denominated assets. Invested assets denominated in U.S. dollars were 0.7% of our total invested assets at December 31, 2005 (0.9% at December 31, 2004). Our general policy is to minimize foreign currency exposure.

We mitigate foreign exchange rate risk by buying or selling successive monthly foreign exchange forward contracts. Foreign exchange forward contracts are commitments to buy or sell foreign currencies for delivery at a specified date in the future at a fixed rate. Forward contracts are transacted in over-the-counter markets. The notional amount of these forward contracts approximates the market value of the foreign denominated investments covered by these contracts.

Derivatives

Our use of derivatives exposes us to a number of risks including cash flow risk and replacement cost risks. However, we do not use a significant quantity of derivatives.

Cash flow risk is the risk that future cash flows associated with a monetary financial instrument will fluctuate in amount. We mitigate cash flow risk by entering into foreign exchange swaps, whereby foreign denominated principal and fixed interest receipts are sold in exchange of Canadian dollars. These swaps are transacted in over-the-counter markets.

The notional amount of these swaps approximates the nominal value of the foreign denominated investments covered by these swaps.

The replacement cost of exchange-traded derivative financial instruments is based on quoted market rates. The replacement cost of over-the-counter derivative financial instruments is an estimate and is determined using valuation models that incorporate prevailing foreign exchange rates, interest rates, market rates and prices on underlying instruments with similar maturities and characteristics.

The replacement cost reflects the estimated amount that we would have received or might have had to pay to terminate the instruments as at December 31, 2005. See Note 5 to our audited consolidated financial statements.

Critical Accounting Estimates and Assumptions

Our significant accounting policies are disclosed in Note 2 to our audited consolidated financial statements. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the amounts reported in our financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill and income taxes. As more information becomes known, these estimates and assumptions could change and impact future results. The above noted estimates and assumptions regarding reserves for claims and expenses and amounts recoverable from our reinsurers will impact our personal and commercial insurance segment; impairments of investment securities will impact the realized investment and other gains segment; and goodwill will impact our personal and commercial as well as the corporate and other segment. The most significant estimates and assumptions we make in preparing our financial statements are described below.

Policy Liabilities

Policy liabilities consist of provisions for claim liabilities and premium liabilities.

Claim liabilities are maintained to cover our estimated ultimate liability for losses and loss adjustment expenses with respect to reported and unreported claims incurred as of the end of each accounting period. The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. The provision also accounts for the future development of these claims including claims incurred but not reported. Reserves do not represent an exact calculation of liability, but instead represent estimates developed using projection techniques in accordance with Canadian accepted actuarial practice. These reserve estimates are expectations of the ultimate cost of settlement and administration of claims based on our assessment of facts and circumstances then known, our review of historical settlement patterns, estimates of trends in claims severity and frequency, legal theories of liability and other factors.

Variables in the reserve estimation process can be affected by both internal and external events, such as changes in claims handling procedures, economic inflation, legal trends and legislative changes. Many of these items are not directly quantifiable, particularly on a prospective basis. Additionally, there may be significant reporting lags between the occurrence of the insured event and the time it is actually reported to the insurer. Reserve estimates are refined in a systematic ongoing process as historical loss experience develops and additional claims are reported and settled. Because the establishment of

reserves is an inherently uncertain process involving estimates, current reserves may not be sufficient. Adjustments to reserves, both positive and negative, are reflected in the statement of income of the period in which such estimates are updated.

The provision for unpaid claims and adjustment expenses is discounted to take into account the time value of money. It also includes a provision for adverse deviation, as required by Canadian accepted actuarial practice. The appointed actuary of our P&C insurance subsidiaries, using appropriate actuarial techniques, evaluates the adequacy of our policy liabilities.

Premium liabilities are considered adequate when the unearned premium reserve (after deducting any deferred acquisition cost asset) is at least equal to the present value, at the balance sheet date, of cash flow of the claims, expenses and taxes to be incurred after that date on account of the policies in force at that date or at an earlier date. Deferred acquisition costs comprise commissions, premium taxes and expenses directly related to the acquisition of premiums. They are deferred to the extent that they are recoverable from unearned premiums, after considering the related anticipated claims, expenses and investment income in respect of these premiums. Deferred acquisition costs are amortized on the same basis as the premiums are recognized in income.

A premium deficiency would be recognized immediately by a charge to the statement of income as a reduction of deferred acquisition costs to the extent that the unearned premiums reserve, plus anticipated investment income, are not adequate to recover all deferred acquisition costs and related claims and expenses. If the premium deficiency was greater than unamortized deferred acquisition costs, a liability would be accrued for the excess deficiency.

Investments

We obtain values for actively traded securities from external pricing services. For private placements, commercial mortgages and a small number of infrequently traded securities, we obtain quotes from brokers or we estimate values using internally developed pricing models. These models are based on common valuation techniques and require us to make assumptions regarding credit quality, liquidity and other factors that affect estimated values.

Impairment of investment securities results in a charge to earnings when a market decline in the value of an investment to below cost is other than temporary. Our methodology to identify potential impairments requires professional judgment and places particular emphasis on those securities with unrealized losses of 25% or greater of the book value where that unrealized loss has been outstanding for more than six months. Members of our investment and accounting departments meet quarterly to assess impairments and report quarterly to the Investment Committee on important investments that are included on a "Watch-list". Management assesses which of these securities are other than temporarily impaired. Assessment factors include, but are not limited to, the financial condition and rating of the issuer of the security, any collateral held and the length of time the market value of the security has been below cost. Any impairments are recognized when the assessment concludes that there is objective evidence of impairment. Each quarter, any security with an unrealized loss that is determined to have been other than temporarily impaired is written down to its expected recoverable amount, with the amount of the write down reflected in our statement of income for that quarter. Previously impaired securities continue to be monitored quarterly, with additional write downs taken quarterly if necessary.

There are inherent risks and uncertainties involved in making these judgments. Changes in circumstances and critical assumptions such as a weak economy, a pronounced economic downturn or unforeseen events which affect one or more companies or industry sectors could result in additional write downs in future periods for impairments that are deemed to be other than temporary. See also Note 4 to our audited consolidated financial statements for a description of our impairment policies.

Reinsurance

Reinsurance recoverables include amounts for expected recoveries related to claims liabilities as well as the portion of the reinsurance premium which has not yet been earned. The cost of reinsurance is accounted for over the terms of the underlying reinsured policies using assumptions consistent with those used to account for the policies. Amounts recoverable from reinsurers are estimated in a manner consistent with claim and claim adjustment expense reserves and are reported in our audited consolidated balance sheet. The ceding of insurance does not discharge our primary liability to our insureds. An estimated allowance for doubtful accounts is recorded on the basis of periodic evaluations of balances due from reinsurers, reinsurer solvency, management's experience and current economic conditions.

Goodwill

Under GAAP, goodwill is not amortized but is tested annually for impairment of value on a reporting unit basis. Management's judgment is required to identify reporting units with similar economic characteristics and to select an appropriate valuation model. In the P&C insurance brokerage industry and the P&C insurance industry, it is common for companies to be acquired at a multiple of revenue or book value, adjusted for net assets other than intangibles. A range of values used to evaluate the multiple is developed using discounted cash flow valuation techniques. Accordingly, we assess the carrying value of our net assets on this basis. Any impairment identified through this assessment is charged to income as a result of a reduction in the carrying value of the goodwill.

Income Taxes

We use the liability method whereby income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts of financial statement assets and liabilities compared with their respective tax bases. Accordingly, a future tax asset or liability is determined for each temporary difference based on the income tax expenses that are expected to be in effect when the underlying items of revenue and expenses are expected to be realized.

Future income taxes accumulated as a result of temporary differences are included in the audited consolidated balance sheet. In addition, the audited consolidated statement of income contains items that are non-taxable or non-deductible for income tax purposes, which cause the income tax expense to differ from what it would be if based on statutory tax rates.

Changes in Accounting Policies Including Initial Adoption

As a result of the adoption of a long-term incentive plan for certain employees and a deferred stock unit plan for independent directors, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments" effective January 1, 2005. Section 3870 sets a fair value-based method of accounting for all stock-based compensation.

The Company also implemented the requirements of the CICA's Accounting Guideline 19, "Disclosures by Entities Subject to Rate Regulation".

In 2005, the Company changed its definition of cash equivalents in order to better align itself with prevailing industry practice. The Company now defines cash equivalents as highly liquid investments which are readily convertible into a known amount of cash, are subject to an insignificant risk of changes in value and have a maturity date of three months or less from the date of acquisition. Previously, cash equivalents were defined in reference to a maturity date of three months or less from the audited consolidated balance sheet dates. The change has no impact on the Company's audited consolidated statements of income but results in a reclassification of $274.7 million between cash equivalents and investments in the 2004 audited consolidated balance sheet.

Notes 2, 17 and 20 to our audited consolidated financial statements further describe these accounting changes.

Disclosure Controls and Procedures

The Company is committed to providing timely, accurate and balanced disclosure of all material information about the Company and to providing fair and equal access to such information.

The Company's management is responsible for establishing and maintaining the Company's disclosure controls and procedures to ensure that information used internally and disclosed externally is complete and reliable.

Due to the inherent limitations in all control systems, an evaluation of controls can provide only reasonable, not absolute assurance, that all control issues and instances of fraud or error, if any, within the Company have been detected. The Company continues to evolve and enhance its system of controls and procedures.

Management at the direction and under the supervision of the Chief Executive Officer and the Chief Financial Officer of the Company have evaluated the effectiveness of the Company's disclosure controls and procedures.

This evaluation confirmed, subject to the inherent limitations noted above, the effectiveness of the design and operation of disclosure controls and procedures as at December 31, 2005. The evaluation was conducted in accordance with the requirements of Multilateral Instrument 52-109 of the Canadian Securities Administrators. The Company's management can therefore provide reasonable assurance that material information relating to the Company and its subsidiaries is reported to it on a timely basis so that it may provide investors with complete and reliable information.

Recent Developments

In the fourth quarter, the Quebec financial services sector regulator, the Autorité des marchés financiers (AMF), concluded its investigation initiated in March 2005 in relation to the business practices of the P&C industry, including ING Canada affiliates in Quebec. The AMF investigation did not find that any fraudulent act was committed, nor that any customers of the brokerages represented by Equisure Financial Network Inc. (Equisure) suffered harm or damages. However, Equisure agreed that disclosure practices needed improvements with regard to disclosure to customers of brokerage ownership and portfolio transfers and agreed to review its corporate structures. Equisure also agreed to pay a sum of $0.8 million, which included the investigation costs incurred by the regulator.

Dominion Bond Rating Service assigned an A (low) rating to the long-term senior unsecured debt of the Company on February 20, 2006.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve the cost savings anticipated from the acquisition of Allianz Canada; uncertainties related to our acquisition of Allianz Canada; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

ING

Notice of Annual Meeting of Shareholders of ING Canada Inc. April 19, 2005, and Management Proxy Circular

TABLE OF CONTENTS

ING

March 18, 2005

Invitation to Shareholders

We are pleased to invite you to join the Board of Directors and senior management team at the Annual Meeting of Shareholders of ING Canada Inc. (the "Meeting") that will take place on April 19, 2005 at 10:00 a.m. (Eastern Standard Time) at the Hartland Molson Theatre, located in the Hockey Hall of Fame, BCE Place, 30 Yonge Street in Toronto, Ontario.

At this Meeting, you will have the opportunity to obtain first-hand information on ING Canada Inc., and be called upon to vote on matters described in this Management Proxy Circular.

If you cannot attend the Meeting in person, we urge you to exercise your vote by proxy, as described in the attached documents.

We also invite you to consult our website at www.ingcanada.com for information on our recent presentations to the investment community and results. Please also note that we will be providing a live audio webcast of the Meeting, accessible through the Investor Relations section of our website.

Sincerely,

Yves Brouillette
Chairman of the Board

Claude Dussault
President and Chief Executive Officer

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date: Tuesday, April 19, 2005

Time: 10:00 a.m. (Eastern Standard Time)

Place: Hartland Molson Theatre
Hockey Hall of Fame
BCE Place
30 Yonge Street, Toronto, Ontario
Canada M5E 1X8

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2004 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor and authorize the Board of Directors to fix their remuneration; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Standard Time on March 18, 2005 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 18, 2005

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 416-263-9524 or by toll-free fax at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 10:00 a.m. (Eastern Standard Time) on April 18, 2005, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555, or the Office of the Corporate Secretary of ING Canada at 416-941-5240 or 514-985-7111, Ext. 8367.

Management Proxy Circular

1: VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of ING Canada Inc. ("ING Canada" or the "Company") of proxies to be used at the Annual Meeting of Shareholders of ING Canada (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 10:00 a.m. (Eastern Standard Time) on Tuesday, April 19, 2005, at the Hartland Molson Theatre, Hockey Hall of Fame, BCE Place, 30 Yonge Street, Toronto, Ontario, and at any adjournment thereof. The solicitation of proxies will be done by mail, by fax or in person. Employees, Officers, Directors or agents of ING Canada will solicit the proxies. The information contained in the Circular is given as at March 18, 2005, except where otherwise noted.

VOTING COMMON SHARES

Holders of record of Common Shares of ING Canada at 5:00 p.m., Eastern Standard Time, on March 18, 2005 or their duly authorized agents are entitled to receive the Notice of Annual Meeting and to vote at the Meeting.

The Company has an authorized share capital consisting of an unlimited number of Common Shares, an unlimited number of Class A Shares and one Special Share. As of the close of business (5:00 p.m., Eastern Standard Time) on March 14, 2005, 133,732,000 Common Shares and one Special Share of ING Canada were issued and outstanding. Each holder of Common Shares of record at the close of business (5:00 p.m, Eastern Standard Time) on March 18, 2005, the record date established for notice of the Meeting and for voting in respect of the Meeting, is entitled to cast one vote for each Common Share held on all matters proposed to come before the Meeting. **Holders of the Common Shares do not have the right to nominate or vote for the directors nominated by the holder of the Special Share as described below.** The Special Share, which is currently beneficially owned by ING Groep N.V. ("ING Groep"), does not generally carry voting rights. However, the holder of the Special Share is entitled to receive notice of and to attend any meeting of shareholders of the Company and, where the holder owns at least one-third of the outstanding Common Shares, to nominate and elect to the board of directors ("Board" or "Board of Directors") of the Company that number of directors equal to five-twelfths (5/12) of the total number of directors (disregarding any fractional number of directors) comprising the Board of Directors. In addition, until the holder of the Special Share first ceases to beneficially own at least one-half of the outstanding Common Shares, the Chief Executive Officer of the Company will be appointed by the Board from among the directors elected to the Board by the holder of the Special Share.

To the knowledge of the Directors and Officers of the Company, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company, except ING Groep which owns approximately 70%, or 93,620,000 of the issued and outstanding Common Shares of the Company.

Holders of Common Shares of the Company may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of Common Shares at the Meeting.

SHARES REGISTERED IN THE NAME OF A THIRD PARTY

The names of shareholders whose shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other intermediary) do not appear on the list of shareholders of the Company. As required by Canadian securities legislation, you will have received **from your nominee** either a request for voting instructions or a form of proxy for the number of shares you hold. To vote, please follow the instructions provided by your nominee. If your shares are held in the name of a nominee and you wish to vote in person at the Meeting, please contact your broker or an agent of that broker or your intermediary well in advance of the Meeting to determine how you can do so. Please register with the transfer agent, Computershare Investor Services Inc. ("Computershare"), upon arrival at the Meeting.

APPOINTMENT OF PROXYHOLDERS

The proxyholders designated in the enclosed form of proxy are Directors and/or Officers of the Company. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or trust, the form of proxy must be signed by a duly authorized officer or agent and accompanied by a certified resolution confirming such authorization. A proxyholder is not required to be a shareholder of the Company. In order to be valid, the form of proxy must reach Computershare by fax at 416-263-9524 or by toll-free fax at 1-866-249-7775, no later than 10:00 a.m. (Eastern Standard Time) on April 18, 2005, or, if the meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting. If you wish to return the form of proxy by mail, you may use the postage-paid envelope included with this Circular.

VOTING BY PROXY

Common Shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy as instructed by the shareholder. **If no instructions are given, the voting rights attached to the Common Shares will be exercised by the proxyholder who is a director and/or officer of the Company by voting as follows:**

- **FOR** the election of all proposed directors nominated by management of ING Canada;
- **FOR** the appointment of the auditor and authorization of the directors to fix the auditor's remuneration as indicated under those headings in this circular;

Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

If no instructions are given, any other designated proxyholder will have discretionary authority when exercising the voting rights attached to the Common Shares concerning these matters.

The enclosed form of proxy confers on the proxyholder designated therein discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. At the date of this Circular, management of ING Canada is not aware of any amendment or other matter which may properly come before the Meeting.

REVOCATION OF A PROXY

Shareholders may revoke a proxy:

- by delivering a written notice to that effect signed by them or their duly authorized agents to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than the last business day preceding the day of the Meeting, namely at 10:00 a.m. (Eastern Standard Time) on April 18, 2005, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof;
- by delivering a written notice to that effect signed by them or their duly authorized agents to a representative of Computershare, on the day of the Meeting, or any continuation thereof after an adjournment; or
- in any other manner permitted by law.

The notice must be signed by the shareholder or by an attorney duly authorized in writing to this effect; if the shareholder is a legal entity, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice.

A beneficial owner of shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by Computershare, the transfer agent and registrar of the Company. Computershare submits a copy of the form of proxy to the Company only when a shareholder clearly wishes to communicate with management or when there is a legal requirement to do so.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

A copy of the Company's 2004 annual report is being sent to shareholders of the Company, and includes the consolidated financial statements of the Company for the year ended December 31, 2004 together with the auditor's report thereon, and management's discussion and analysis of the financial position and results of operations, and which is also available on SEDAR. No vote will be taken at the Meeting in respect of the Company's 2004 annual report.

CURRENCY

Unless indicated otherwise, all amounts are in Canadian dollars and "$" or "dollars" refer to Canadian dollars.

2: BUSINESS OF THE MEETING

ELECTION OF DIRECTORS

Listed below are the names of seven (7) persons who are proposed as nominees for election as directors of the Corporation by holders of the Common Shares and the names of the five (5) persons who are the proposed nominees for election as directors by the holder of the Special Share, the latter of whom shall be elected by a resolution in writing signed by the holder of the Special Share prior to the Meeting. Unless otherwise indicated, all of the nominees are now members of the Board of Directors and have been directors of the Company or its corporate predecessors since the dates indicated. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. All elected directors of the Company will hold office until the next Annual Meeting of Shareholders of the Company, or until their successors are elected or appointed.

Name and Residence	Position with ING Canada	Principal Occupation	Director of ING Canada or Predecessors Since	Common Shareholdings
Claude Dussault[(2),(6)] Toronto, Ontario, Canada	Director, President and Chief Executive Officer	President and Chief Executive Officer, ING Canada Inc.	March 28, 2000	30,000
Yves Brouillette[(2),(3),(6)] Marietta, Georgia, USA	Chairman	Chief Executive Officer, ING Latin America	October 10, 1989	600
Marcel Côté[(3)] Montreal, Quebec, Canada	Independent Director	Senior Partner, Secor Consulting Inc.	December 14, 2004	1,000
Robert W. Crispin[(2),(6)] Atlanta, Georgia, USA	Director	Chairman and Chief Executive Officer, ING Investment Management LLC	October 26, 2004	Nil
Ivan E.H. Duvar Amherst, Nova Scotia, Canada	Independent Director	President and Chief Executive Officer, MIJAC Inc.	—	1,000
Michael A. Mackenzie[(4),(5)] Cobourg, Ontario, Canada	Independent Director	Executive in residence, Schulich School of Business, York University	December 14, 2004	2,000
Eileen Mercier[(4)] Toronto, Ontario, Canada	Independent Director	Corporate Director	December 14, 2004	1,000
Robert Normand[(4),(5)] Rosemère, Quebec, Canada	Independent Director	Corporate Director	December 14, 2004	2,000
Louise Roy[(3)] Montreal, Quebec, Canada	Independent Director	Associate Fellow, Center for Interuniversity Research and Analysis on Organizations	December 14, 2004	2,000
Carol Stephenson[(3)] Manotick, Ontario, Canada	Independent Director	Dean, Richard Ivey School of Business, University of Western Ontario	December 14, 2004	1,000
Mark A. Tullis[(5),(6)] Atlanta, Georgia, USA	Director	President, Institutional Businesses, ING U.S. Financial Services	August 15, 2000	Nil
David A. Wheat[(2),(6)] Duluth, Georgia, USA	Director	Executive Vice-President and Chief Financial Officer, ING Insurance Americas	August 19, 2004	Nil

Notes:

(1) The information as to Common Shares beneficially owned or controlled, not being within the knowledge of the Company, has been furnished by the nominees.

(2) Denotes member of the Investment Committee.

(3) Denotes member of the Human Resources Committee.

(4) Denotes member of the Audit and Risk Review Committee.

(5) Denotes member of the Conduct Review and Corporate Governance Committee.

(6) Denotes nominee nominated, and to be elected, by ING Groep, as the holder of the Special Share.

This section describes the professional experience of the nominees for election to the Board of Directors of ING Canada Inc. Each of the nominees has held the principal occupation indicated for the past five years except if otherwise indicated hereunder.

Claude Dussault. Mr. Dussault is a member of ING Groep's Management Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada Brokerage Network. Over the last 19 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Quebec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries.

Yves Brouillette. Mr. Brouillette has been, since April 2002, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Quebec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Marcel Côté. Mr. Côté is a senior partner of Secor Inc., a Montreal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Quebec. Mr. Côté holds a Masters in Science from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Robert W. Crispin. Mr. Crispin is the Chairman and Chief Executive Officer of ING Investment Management LLC and a member of the ING Insurance Americas Committee, which is responsible for all of ING's insurance and investment management activities in the Americas. He has held these positions since 2001. Over the past 33 years, Mr. Crispin has held senior positions with a number of major insurance and financial service companies. He has led a variety of units including investments, finance, distribution, reinsurance, international operations and technology. Mr. Crispin has a Masters of Business Administration degree and is a Chartered Financial Analyst.

Ivan E. H. Duvar. Mr. Duvar is President & CEO of MIJAC Inc. which is a privately held investment company. He also currently holds several Directorships in a variety of sectors including financial services, communications, and manufacturing. He held several positions with Maritime Tel & Tel Limited, including Chairman of the Board (1990 - 2000), and President & CEO (1985 - 1995). Mr. Duvar is a member of the Association of Professional Engineers of Nova Scotia and a Fellow of the Canadian Academy of Engineering; he obtained a Senior Matriculation from the Prince of Wales College in Prince Edward Island, an Engineering Certificate from Mount Allison University in New Brunswick, a Bachelor of Engineering (Elect.) at the Technical University of Nova Scotia, and a Certificate of Industrial Management at the Canadian Institute of Management, St. Mary's University, Nova Scotia. Mr. Duvar has been a director of ING Canada's federal P&C insurance subsidiaries since 1983. He was also a member of the Board of ING Canada from 1993 to 1996.

Michael A. Mackenzie. Mr. Mackenzie is an Executive-in-Residence at the Schulich School of Business, York University, Toronto. From 1987 to 1994, Mr. Mackenzie was the Superintendent of Financial Institutions, Canada where he was responsible for the regulation and supervision of banks, trust companies and insurance companies. During this period, he was also a director of the Canadian Deposit Insurance Corporation. From 1957 to 1987, Mr. Mackenzie was a partner at Clarkson Gordon (now Ernst & Young LLP) in Toronto and Montreal, practicing in the areas of auditing and advisory services. Mr. Mackenzie has a Bachelor of Arts from

the University of Toronto (Honours History), an MBA from Harvard University (Baker Scholar) and is a Fellow of the Institute of Chartered Accountants, Ontario. Mr. Mackenzie was appointed a member of ING Canada's former Advisory Board in 1999, and was previously a member of the board of directors from 1996 to 1999. Mr. Mackenzie has been a director of our federal P&C insurance subsidiaries since 2002 and of ING Investment Management Inc., the investment management subsidiary of ING Canada, since 2001.

Eileen Mercier. Ms. Mercier's career encompasses 34 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2002, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a member of the board of directors of several business and charitable associations and holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

Robert Normand. Mr. Normand is currently a director of a number of publicly traded and private companies, in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the University of Montreal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Louise Roy. Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together enterprises and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the University of Montreal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Carol Stephenson. Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Mark A. Tullis. Mr. Tullis is the President of Institutional Businesses of ING Americas and has held several other senior executive positions since joining ING Americas in September 1999. Prior to joining the ING group of companies, Mr. Tullis was Executive Vice-President and Chief Actuary with Primerica, a subsidiary of Citigroup, from 1994 to 1999, where he was responsible for financial reporting, actuarial functions and reinsurance functions in connection with various Primerica companies. Mr. Tullis has more than 27 years experience in senior positions within the insurance industry. Mr. Tullis holds a Bachelor of Mathematical Sciences degree. Mr. Tullis has been a director of ING Canada's federal P&C insurance subsidiaries since 2000.

David A. Wheat. Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Insurance Americas since August 2004. Beginning in April 2003, he was Chief Financial Officer of

ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's federal P&C insurance subsidiaries since August 2004.

Additional Disclosure Relating to Directors

To the knowledge of the Company, no director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand*, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

J. Gordon Wicijowski will not be standing for re-election. Management intends to present a motion at the Annual Meeting to recognize his past contribution to the development of the Company and its subsidiaries. J. Gordon Wicijowski was a member of the Board of ING Canada from 1998 to 1999, then a member of its Advisory Board from 1999 to December 2004, and also a member of the Board of ING Canada's federal P&C insurance subsidiaries since 2002 and the Board of ING Investment Management Inc., the investment management subsidiary of ING Canada, since 2001. Mr. Wicijowski was the managing partner of the Saskatchewan practice of Ernst & Young LLP from 1975 to 1993.

ING Canada Inc. thanks Mr. Wicijowski for his important contribution, over the years, to the development and progress of the Company, particularly in the compliance sector, including his membership on the Audit Committee.

Directors' Compensation and Attendance

ING Canada completed an initial public offering of its Common Shares on December 15, 2004. Prior to that date, ING Canada was an indirect wholly-owned subsidiary of ING Groep. In this new context, ING Canada reviewed its board and committee structures and appointed a new Board, composed of a majority of independent directors, as of December 14, 2004.

The board and committee structure that existed prior to December 2004 was as follows: ING Canada had a board composed of a limited number of related members; however, it also had an Advisory Board composed of a majority of independent directors and a limited number of representatives of ING Groep. The federal P&C insurance subsidiaries had a joint board of their own, composed of a majority of independent directors; the P&C Boards each had an Audit Committee and a Conduct Review Committee, the whole as required by insurance legislation. In addition, the P&C Boards and ING Canada had appointed a joint Compensation and Corporate Governance Committee.

Two independent Directors, Michael Mackenzie and Gordon Wicijowski, were acting as liaison directors between the ING Canada Advisory Board and the P&C insurance subsidiaries boards, as well as with the then sole shareholder, ING Groep.

The Advisory Board ceased activities when the new Board of ING Canada was constituted subsequent to the Company becoming a public issuer in December 2004. Except for Ivan E.H. Duvar, who is a member of the

P&C Boards only, the ING Canada Board and the P&C Boards currently have the same composition and the same Committees.

The new Board appointed three main Committees that replaced the former committees of the Advisory Board and the P&C Boards: the Audit and Risk Review Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee, in addition to reconfirming a number of other committees: the Investment Committee (composed of Directors), and the Pension and Risk Management Committees (currently composed of senior executives.)

In order to recognize the increasing complexity of the Company and to attract and retain qualified individuals to serve on the Board, a new compensation program was established as follows after ING Canada became a public issuer:

- an annual retainer of $25,000;
- an additional annual retainer of $4,000 for the Chair of each of the Committees;
- an attendance fee of $1,500 per Board meeting;
- an attendance fee of $1,500 per Committee meeting if held separately from the Board meeting;
- an annual grant of Deferred Share Units with a cash value of $10,000 at the beginning of the year; and
- all reasonable travel expenses incurred to attend meetings.

The remuneration above covers the function of a director of both the Board of ING Canada and its P&C insurance companies. Directors' compensation is and has been in the past, paid only to non-related Directors.

Additional Information on Deferred Share Unit Plan for Non-Related Directors

To ensure that Directors' compensation is aligned with shareholders' interests, the following program has been put into place:

- $10,000 of the compensation of Directors is in Deferred Share Units ("DSUs") issued at the beginning of the year; and
- the Board and Committee annual retainers may be received by a Board member in cash or in DSUs at his or her discretion.

A DSU is a bookkeeping entry that represents an amount owed by the Company to the Directors having the same value as one common share of the Company, but that will not be paid out until such time as the Director leaves the Board. Payment of DSUs may be in cash or Common Shares of the Company purchased on the open market.

DSUs provide an ongoing equity stake in the Company, therefore ensuring alignment of the interests of the Directors with those of the shareholders of the Company.

DSUs have been granted to each non-related Director as of January 4, 2005 for an aggregate amount of 2,381 DSUs.

Summary of the Number of Board and Committee Meetings

The following meetings were held in person during the financial year ended December 31, 2004:

<u>**Board Meetings**</u>

Boards of Directors of the P&C subsidiaries	4
Former Advisory Board of ING Canada Inc.	3
ING Canada Inc.	1

<u>**Committee Meetings**</u>

Audit Committee	3
Conduct Review Committee	2
Corporate Governance and Compensation Committee	4
Investment Committee	4
Working Group on Strategic Planning (Boards of ING Canada Inc. and P&C Companies)	1

Director	Board Meetings Attended	Committee Meetings Attended
Yves Brouillette	8 of 8	7 of 7
Marcel Côté	3 of 3	4 of 4
Robert W. Crispin	1 of 1	N/A
Claude Dussault	5 of 5	4 of 4
Ivan E. H. Duvar	4 of 4	5 of 5
Michael A. Mackenzie	6 of 7	9 of 9
Eileen Mercier	3 of 3	N/A
Robert Normand	3 of 4	5 of 5
Louise Roy	3 of 3	N/A
Carol Stephenson	7 of 7	N/A
Mark A. Tullis	5 of 5	2 of 2
David A. Wheat	3 of 3	2 of 3
J. Gordon Wicijowski	7 of 7	9 of 9

APPOINTMENT OF AUDITOR

On the advice of the Audit and Risk Review Committee, the Board recommends voting FOR the appointment of the accounting firm of Ernst & Young LLP ("E&Y") as auditor of the Company for the financial year commencing January 1, 2005 and ending December 31, 2005 and to hold office until the next annual meeting of the shareholders. E&Y has served as auditor of ING Canada and its predecessor companies since 1993.

Pre-approval of External Auditor Services

As part of the Company's corporate governance practices, the Audit and Risk Review Committee has adopted a policy restricting non-audit services that may be provided by E&Y to the Company or its subsidiaries. Prior to the engagement of the external auditors for non-audit services, the Committee must pre-approve the provision of such services with due consideration to avoiding an impact on auditor independence. This includes consideration of applicable regulatory requirements and guidance and the Company's own internal policies. All services provided by E&Y during the past two years have received approval of the Board further to the recommendation of the Committee. Fees paid or to be paid to E&Y for 2003 and 2004 are as follows.

Auditor Fees

	($000) 2004	2003
Audit Fees[1]	920	477
Audit-Related Fees[2]	123	49
Tax Fees[3]	100	93
All Other Fees[4]	318	215
Total	1,461	834

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with our initial public offering and other statutory audit requirements.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits and appeals related thereto.

(4) All Other Fees include fees for other services not included in the preceding categories, primarily audit services for the ING Funds and the translation of financial reports.

3: REPORTS OF THE COMMITTEES

The main responsibility of the Board of Directors is to oversee the management of the business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development.

More specifically, the mandate of the Board is to review and approve strategic planning; supervise management and ensure succession planning; identify risks and assess their impact on the business and affairs of the Company; and ensure that adequate controls exist in relation to Compliance and Corporate Governance, including monitoring of conflicts of interest.

To this end, the Board delegates certain of its functions to committees and the committees are responsible for reviewing the above aspects more closely and reporting their findings to the Board.

The Board and its members may retain independent consultants to advise them.

The reports of the main Committees of the Board are reproduced hereunder. In view of providing more complete information on the work done by the Board and its members in 2004, the reports hereunder include information from both the former committees and the current committees of the Board and its P&C insurance subsidiaries. (For more information on the former and current board and committee structures, see "Directors Compensation and Attendance" above.).

For the purpose of this section, the term "Committee" will refer to a specific committee of the previous and current structure.

REPORT OF THE AUDIT AND RISK REVIEW COMMITTEE

The Committee is responsible for monitoring the integrity of the Financial Statements and in this regard, it monitors and oversees financial reporting processes and analysis, internal controls and risk management programs (and their implementation) of ING Canada and its subsidiaries.[1]

(1) This mandate is presented in its entirety in the "Committees of the Board of Directors" section of the Company's Annual Information Form for the most recently completed financial year.

The Committee is composed of at least three Directors of the Board, who must be independent. Each Committee member has to be financially literate.

More specifically, this Committee is responsible for overseeing the financial statements, filings, financial returns and disclosures and for ensuring adequate internal controls; it is also responsible for overseeing the risk management programs and their implementation within the Company, including a review of trends and key risk positions.

The Committee also ensures that financial reporting is in compliance with regulatory requirements, more specifically the returns to the Office of the Superintendent of Financial Institutions (Canada) ("OSFI") and to l'Autorité des marchés financiers (Québec), and the other provincial regulatory bodies that supervise the P&C insurance subsidiaries.

The Committee is also responsible for the relationship with both the internal and external auditors; it is responsible for recommending to the Board of Directors the fees to be paid to the external auditors. The Committee will also be responsible for reviewing certification by the Chief Executive Officer and the Chief Financial Officer of the financial statements of the Company, once these rules come into force.

Approval of the Financial Information

The Committee reviewed with management and the external auditors the new accounting standards and best practices in response to changes to the Canadian Institute of Chartered Accountants Guidelines ("CICA Guidelines") and, taking into account the new status of the Company as a public issuer, assessed the impact of such changes.

The Committee then reviewed and recommended for approval to the Board, the Audited Consolidated Financial Statements of ING Canada and the corporate financial statements of its P&C insurance subsidiaries, the Company's Management Discussion and Analysis, and annual press releases in relation to the financial information of 2004.

The Committee also reviewed the examination reports from OSFI in relation to the federal P&C insurance subsidiaries of the Company and the so-called "Well-being" Letter provided by the external auditor to both the Company and OSFI.

Internal Controls and Disclosure

The Committee approved the annual internal and external audit plans; reviewed the periodical and annual reports of the Auditors; evaluated internal controls, including monitoring progress of the work in relation to the section 404 Sarbanes-Oxley certification (to satisfy the request of ING Groep, a publicly listed issuer on the New York Stock Exchange).

The Committee reviewed and approved the key risks list of the Company that has been maintained for many years and modified from time to time to take into account political and legislative changes, the economic trends that have an impact on the business and return on investment, and the business trends, including litigation and pricing.

The Committee reviewed the litigation list used by management in assessing financial exposure to litigation, excluding those in the normal course of business, at each of its meetings as well as the adequacy of the assessment of reserves determined by the business units, and the Law Department. The Committee also reviewed the reserves in relation to insurance claims in the normal course of business.

The Committee reviewed reports from both the internal and external auditors as well as the response from management regarding internal controls.

Risk Management

The Committee oversaw Risk Management for a number of years and it formally added Risk Review to its mandate in February 2005. The Committee oversaw the Company's risk management efforts; it reviewed the risk management programs and their implementation; it assessed the trends and key risks positions and exposures,

and evaluated the Company's compliance with key operational risk policies and limits, in addition to ensuring proper disclosure of such risks.

External Auditor

The Committee reviewed the qualifications, independence and performance of the External Auditor and recommended the appointment of the External Auditor to the Board.

Private Meetings

The Committee regularly held private meetings with the Vice-President and Head of Corporate Audit Services, the External Auditor, the Chief Actuary, and Management. The Chief Compliance Officer and the Co-Chief Risk Management Officers have been added to the list of private meetings to be held in the future.

The Committee is satisfied that the former Audit Committee and the Committee have appropriately fulfilled their mandates in the fourteen month period that ended on February 28th, 2005.

(Signed) Michael A. Mackenzie
Chair of the Committee and member of the
Former Audit Committee
of the P&C Insurance Subsidiaries.

REPORT OF THE CONDUCT REVIEW AND CORPORATE GOVERNANCE COMMITTEE

The Committee is responsible for ensuring a high standard of ethics and compliance in the Company. In this regard, the Committee reviews and approves Related Party Transactions and market conduct programs and, in performing its oversight function over ethics and compliance, ensures that the Company and its subsidiaries meet their legal requirements and employ best practices, as they may change from time to time. As part of its mandate, the Committee identifies and recommends candidates for nomination to the Board, monitors the orientation program for the Directors and maintains a process for assessing the performance of the Board, its Committees and individual Directors.

The Committee is composed of a minimum of three Directors, a majority of whom are independent Directors, and none of whom is an officer or employee of the Company or the P&C insurance subsidiaries.

Oversight Over Compliance and Market Conduct Programs

The Committee reviewed and approved the Company's various compliance programs including the Ombudsman's Office, the Privacy Office, Market Conduct as well as the relationship with clients, brokerages and regulatory authorities.

Related Party Transactions and Conflicts of Interest

The Committee reviewed the related party transactions during the year in accordance with applicable legislation to ensure that such transactions were at fair market value or at conditions at least as favourable as prevailing market terms and conditions, or fair value if fair market value references did not exist, and assessed the impact of such transactions on the stability and solvency of the Company.

More specifically, the Committee approved inter-company services and charges and the reallocation of business between ING Canada P&C subsidiaries; the Committee also reviewed the Directors and Officers Questionnaires for 2004 relating to Conflict of Interest, and no concern was identified in this regard.

Revised Mandate of the Committee

In February 2005, the newly created Conduct Review and Corporate Governance Committee reviewed its mandate, which was subsequently adopted by the Board.

The new mandate takes into account the new context of the Company as a public issuer; in addition to the functions of the former Conduct Review and the Compensation and Corporate Governance Committees, continuous review of best practices and benchmarking in corporate governance has been included in the Committee's mandate in view of ensuring that the Company is aligned with such best practices of public issuers.

The Committee has also reviewed the Policy on appointment of Board members that provides for the independence of Board members, a high level of ethics and market reputation, as well as proficiencies including financial literacy. This policy also provides mechanisms for ensuring continuity in Board and Committee membership.

Alignment in the Context of the Company's New Status as Public Issuer

In November 2004, the former Compensation and Corporate Governance Committee reviewed Management's action plan to realign its policies, practices and processes to its new context. The Committee reviewed this action plan again in February 2005 and the progress made.

The Committee reviewed in detail the new relationship between the Company and its majority shareholder, ING Groep, including the Co-operation Agreement and related Agreements; the Committee reviewed the policies and controls that have been put into place to ensure adequate flow of information to and from the majority shareholder in this new context. (Refer to Supplemental PREP Prospectus of December 9, 2004 of ING Canada, p. 39 to 44: "Relationship with ING Groep" and see Section 8 hereunder: "Corporate Governance Practices").

The Committee is satisfied that the former Conduct Review Committee and the Committee have appropriately fulfilled their mandates in the fourteen month period that ended on February 28th, 2005.

(Signed) Michael A. Mackenzie
Chair of the Committee, and member of the
Former Conduct Review Committee
of the P&C Insurance Subsidiaries.

REPORT OF THE HUMAN RESOURCES COMMITTEE

The role of the Human Resources Committee is to assist management in defining a total management policy that supports the Company's overall strategy and objectives, attracts and retains talent and key executives and that links total compensation to financial performance and the attainment of strategic objectives with a view to maximizing shareholder return.

This includes policies and programs to foster an appropriate culture within the organization to meet goals with respect to diversity and fairness.

The Committee is composed of at least three Directors, a majority of whom are independent.

More specifically, the Committee recommends to the Board policies and programs in relation to compensation, including Benefits and Pension Plans; it reviews and approves compensation of employees, management and Executives as well as the Chief Executive Officer's assessment and compensation. The Committee also reviews key senior Executives' assessments and ensures that an adequate succession plan is in place and implemented. It periodically reviews Directors' compensation and it approves the corporate governance reports published by the Company.

Review of Strategic and Organizational Matters

During the year, the Committee reviewed executive compensation programs, performance assessments of the Company's most senior Executives, and succession management for all key executive and senior management positions.

More particularly, the Committee:

- Reviewed and assessed the Company's overall approach to executive compensation, including compensation philosophy, to include a larger part of variable income related to the financial performance of the Company and its subsidiaries and personal performance; in this regard, the Committee reviewed long-term and short-term incentive plans as described under Section 4 "Report of the Human Resources Committee on Executive Compensation" hereunder;
- Reviewed and approved proposed succession plan at senior executive and senior management levels.
- Reviewed policies and approved total compensation for all the employees of the Company, while ensuring that they are in line with shareholders' interests of the Company for the long term;
- Reviewed the implementation of the Directors' compensation plan adopted by the Board in December 2004 in the context of the Company's new public issuer status;
- Reviewed and approved proposed action plans to promote diversity in the workplace;
- Assessed the CEO's performance and reviewed the performance assessments of key executives and members of senior management;
- Reviewed the Company's approach to the management of its pension plans.

Revised Mandate of the Committee

In February 2005, the newly created Human Resources Committee revised its mandate, which was subsequently adopted by the Board.

The new mandate takes into account the new public issuer context of the Company and integrates best practices in this regard.

The Committee is satisfied that the former Compensation and Corporate Governance Committee and the Committee have appropriately fulfilled their mandates in the fourteen month period that terminated on February 28th, 2005.

(Signed) Marcel Côté
Chair of the Committee and member of the
former Compensation and
Corporate Governance Committee

4: REPORT OF THE HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

The following is the Human Resources Committee report on executive compensation, for 2004.

Introduction

The Board mandated the former Compensation and Corporate Governance Committee and the new Human Resources Committee (the "Committee") to supervise and approve or recommend to the Board the human resources practices and policies of the Company that support the Company's overall strategy and objectives.

The compensation principles that have been retained by the Committee and approved by the Board are as follows:

- Total direct compensation target levels (that include base salary and short-term incentives and long-term incentives) are at the **median** of the relevant comparator market. Even though target levels are at the median, total direct compensation may be above the median for the best performers and when

expectations in terms of growth and combined ratios (expenses and claims ratios) are exceeded. Conversely, total direct compensation may be below the median if expectations are not met.

- Attract, retain and motivate talented executives in a highly competitive business environment.
- Offer compensation to management that includes a fixed base salary and a variable component that aligns the objectives of the employee with those of the Company and the long-term interests of the shareholders.
- Link employees' short-term incentives both to individual performance and to the Company's financial results relative to the financial results of the rest of the Canadian P&C insurance industry.
- Link management employees' long-term incentives to the Company's financial results relative to the financial results of the rest of the Canadian P&C insurance industry.
- Identify incentive awards that reward performance and achievements.

Independent Advice

The Committee receives the recommendations from management and the majority shareholder, ING Groep, taking into consideration all shareholders' interests. To this end, the Committee works with management and with the Compensation team of ING Groep and reviews employment and compensation practices in the Canadian market to ensure that the Company's employees and management are adequately compensated. The Committee may consult directly with independent experts to fulfill its mandate.

Components of the Compensation of Executives of ING Canada and its subsidiaries

The compensation of Executives (about 100 people) is composed of the following:

- Base salary paid in cash to all the Executives and adjusted from year to year based on individual performance and considering market trends;
- Short-term incentive program paid in cash on an annual basis, based on personal performance and either the Company's pre-determined performance objectives, or on a combination of the Company and applicable operating group performance objectives;
- In 2004, the ING Groep long-term equity ownership program ("*leo*") provided for awards of share options and performance shares. Share options vest on the third anniversary date of the grant; performance shares are granted on a contingent basis and the value of the award is dependant on ING Groep's Total Shareholder Return ("ING's TSR") relative to a peer group of global financial services companies.

To better align the rewards of participating ING Canada executives with the interests of ING Canada shareholders, the Board approved a new Long-term Incentive Plan (LTIP) at its February 16, 2005 meeting.

Under the new plan, Performance Units (one (1) Performance Unit is equal in value to one (1) common share of ING Canada) are awarded to participating Executives. Each award vests and is paid-out at the end of the three-year performance cycle. The value of the pay-out is based on the then current share market price and may be increased by up to 100% or decreased to as low as 0% based on the Company's three-year average return on equity relative to the Canadian P&C industry three-year average return on equity. The payment is in the form of ING Canada common shares, and restrictions are placed on such shares that prohibit their sale for a period of two (2) years following the payment of the award.

Such units lapse with termination of employment of an executive for any reason other than death, disability or retirement.

Pension Plans

ING Canada's executives at the level of vice-president and above benefit from two (2) pension plans: a base plan, with pensionable earnings to the annual limits allowed by the Canada Revenue Agency ("CRA"); and a supplementary executive retirement plan ("SERP") for the difference between CRA limits established by CRA

and the executive's pensionable earnings. The SERP serves as a retention tool for executives and vests when the executive has completed five years of service with the Company and attained the age of fifty-five (55). For certain senior executives, pensionable earnings comprise both base salary and 50% of short-term bonus targets.

The table contained in Section 5 hereunder illustrates the annual retirement benefits available effective January 1, 2000 to certain of our executives depending on their years of service. The pension benefits indicated are payable at normal retirement age. This table describes the retirement benefits under the current base plan and SERP combined.

Compensation of the President and Chief Executive Officer

Mr. Dussault's compensation is established separately by the Board. In 2004, the compensation package consisted of a combination of base salary, cash bonuses, related allowances and benefits, stock options grants and performance shares. Beginning in 2005, Mr. Dussault will cease participation in the ING Groep *leo* plan and begin participation in the ING Canada Long-Term Incentive Plan. The Board is of the view that this structure better aligns his personal interest with those of the shareholders.

Executive Compensation for 2003 and 2004

The Committee has reviewed the Executive Compensation of the most senior Executives for 2003 and 2004, which is presented in Section 5 hereunder.

(Signed) Human Resources Committee

Marcel Côté, Chair
Yves Brouillette
Louise Roy
Carol Stephenson

5: EXECUTIVE COMPENSATION

Summary of Total Compensation of Named Executive Officers

Summary Compensation Table

		Annual Compensation			Long-Term Compensation				
					Awards[b]		Payouts[e]		
Name and Principal Position	Year	Salary ($K)	Bonus ($K)	Other Annual Compensation ($K)[a]	Options Granted (#)[c]	Performance Shares Granted (#)[d]	RPU Shares (#)[f]	RPU Payout Value (CAD$K)[g]	All Other Compensation
Claude Dussault	2004	461.7	450.9	—	40,890	13,630	1,150	32.8	—
President and Chief Executive Officer	2003	440.0	293.1	—	31,000	11,300	1,000	18.5	—
Michael W. Cunningham[h]	2004	375.8	237.0	60.1	9,410	3,137	2,220	63.2	—
Senior Vice President and CFO	2003	375.3	203.8	60.1	6,400	2,600	1,490	27.6	—
Derek Iles	2004	309.9	213.7	—	13,720	4,574	500	14.2	—
Executive Vice President	2003	300.0	140.3	—	9,000	3,600	410	7.6	—
Donald K. Lough	2004	299.9	199.9	—	13,280	4,427	810	23.1	—
Executive Vice President	2003	294.0	144.8	—	8,900	3,600	660	12.2	—
Jacques Valotaire	2004	299.8	193.7	—	13,280	4,427	770	21.9	—
Executive Vice President	2003	285.0	144.5	—	8,600	3,500	650	12.2	—

(a) The compensation package for the Named Executive Officers includes perquisites. Perquisites and other personal benefits, securities or property are only included in the "Other Annual Compensation" columns where items in the aggregate exceed the lesser of $50,000 or 10% of salary and bonus.

(b) *Awards*

For the two fiscal years reported, the executive officers named above were granted options in ING Groep, which options will continue to be held until exercise or expiration.

In 2004 ING Groep established a global long-term incentive plan called ***leo*** (Long-Term Equity Ownership). Under ***leo***, employees are granted both stock options and performance shares.

(c) The stock options have a strike price (in EUR) equal to the fair market value of ING Groep stock on the date of grant. The options vest three years after the grant date and can be exercised up to seven years after the vesting date.

(d) The performance shares are contingent awards of ING Groep stock that vest three years from the grant date. The final payout is dependant on ING's TSR relative to a peer group of global financial services companies. Payouts can range from 0%-200% of target, depending on the ranking of ING's TSR over three year performance period.

(e) *Payouts*

(f) Awards were made to the individuals listed under ING America's 2000-2002 and 2001-2003 Restricted Performance Unit (RPU) Plan. Participants were provided a contingent award of a target number of shares at the beginning of the cycle, with the final payout dependant on the collective financial performance of ING Americas during the performance cycle. Payouts could range from 0%-200% of target. Performance under the 2000-2002 cycle resulted in a payout of 33.8% of target and performance under the 2001-2003 cycle resulted in a payout of 61.6% of target. The number of units shown represents 33.8% and 61.6% of each individuals target award, respectively.

(g) For Canadian participants, the value of the earned shares is deposited into a notional share account (a phantom account) that tracks the price of ING Groep stock. The notional shares are credited with dividends and liquidated subsequent to employment termination. The value was converted from U.S. dollars at the 2003 and 2004 year-end exchange rate of C$1.2942 and C$1.29603 = U.S. $1.00, respectively.

(h) Michael Cunningham, who is a U.S. expatriate, does not have a notional share account. His shares were delivered to him on March 31, 2003 and March 31, 2004. Mr. Cunningham works exclusively for ING Canada, but further to an arrangement with ING Americas, 50% of his remuneration is paid by ING Americas and the remaining 50% by ING Canada. The dollar amounts shown above represent Mr. Cunningham's total remuneration package and are converted from U.S. dollars at the 2003 year-end exchange rate of C$1.2942 = U.S. $1.00 and the 2004 year-end exchange rate of C$1.29603 = U.S. $1.00 respectively. In addition, because Mr. Cunningham is an expatriate, he receives an assignment allowance equivalent to 10% of his base salary and a business allowance of 6% of salary. These assignment amounts are shown under "Other Annual Compensation" above and have also been converted at the respective exchange rates mentioned earlier in this note.

LTIP — Awards in Most Recently Completed Financial Year

NEO Name	Securities, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Claude Dussault	13,630	March 15, 2007	0	13,630	27,260
Michael W. Cunningham[1]	3,137	March 15, 2007	0	3,137	6,274
Derek Iles	4,574	March 15, 2007	0	4,574	9,148
Donald K. Lough	4,427	March 15, 2007	0	4,427	8,854
Jacques Valotaire	4,427	March 15, 2007	0	4,427	8,854

(1) Further to an arrangement with ING Americas, 50% of this remuneration is paid by ING Canada, and the remaining 50% by ING Americas.

Option Grants During The Most Recently Completed Financial Year

NEO Name	Securities, Under Options Granted (#)	Percent of Total Options Granted to Employees in Financial Year	Exercise or Base Price (EUR/Security)	Market Value of Securities Underlying Options on the Date of Grant (EUR/Security)	Expiration Date
Claude Dussault	40,890		18.71	18.71	March 15, 2014
Michael W. Cunningham	9,410		18.71	18.71	March 15, 2014
Derek Iles	13,720		18.71	18.71	March 15, 2014
Donald K. Lough	13,280		18.71	18.71	March 15, 2014
Jacques Valotaire	13,280		18.71	18.71	March 15, 2014

In 2004 ING Groep established a global long-term incentive plan called *leo* (Long-Term Equity Ownership). Under *leo*, employees are granted both stock options and performance shares.

The performance shares are contingent awards of ING Groep stock that vest three years from the grant date. The final payout is dependant on ING's TSR relative to a peer group of global financial services companies. Payouts can range from 0%-200% of target, depending on the ranking of ING's TSR over three-year performance period.

The stock options have a strike price (in EUR) equal to the fair market value of ING Groep stock on the date of grant. The options vest three years after the grant date and can be exercised up to ten years after the grant date.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (CAD$)[1] Exercisable/Unexercisable
Claude Dussault	0	0	77,315 / 66,125	394,650 / 733,075
Michael W. Cunningham	0	0	41,115 / 15,545	157,691 / 167,133
Derek Iles	0	0	29,550 / 45,890	50,431 / 326,591
Donald K. Lough	0	0	23,810 / 21,270	114,226 / 220,950
Jacques Valotaire	0	0	37,362 / 20,738	197,095 / 215,746

(1) Closing price of ING Groep stock as of December 31, 2004: $30.25 *US* — 22.26 *Euro*. The value of unexercised options was converted from U.S. dollars at the 2004 year-end exchange rate of C$1.29603 = U.S. $1.00.

Pension Plan Entitlements based on Years of Service
(in $ per year)

Final Average Earnings[1]	Years of Service[2] 15	20	25	30	35	40
$ 125,000	$ 37,500	$ 50,000	$ 62,500	$ 75,000	$ 87,500	$ 100,000
150,000	45,000	60,000	75,000	90,000	105,000	120,000
175,000	52,500	70,000	87,500	105,000	122,500	140,000
200,000	60,000	80,000	100,000	120,000	140,000	160,000
225,000	67,500	90,000	112,500	135,000	157,500	180,000
250,000	75,000	100,000	125,000	150,000	175,000	200,000
275,000	82,500	110,000	137,500	165,000	192,500	220,000
300,000	90,000	120,000	150,000	180,000	210,000	240,000
400,000	120,000	160,000	200,000	240,000	280,000	320,000
500,000	150,000	200,000	250,000	300,000	350,000	400,000
600,000	180,000	240,000	300,000	360,000	420,000	480,000
700,000	210,000	280,000	350,000	420,000	490,000	560,000
800,000	240,000	320,000	400,000	480,000	560,000	640,000
900,000	270,000	360,000	450,000	540,000	630,000	720,000
1,000,000	300,000	400,000	500,000	600,000	700,000	800,000
1,100,000	330,000	440,000	550,000	660,000	770,000	880,000
1,200,000	360,000	480,000	600,000	720,000	840,000	960,000
1,300,000	390,000	520,000	650,000	780,000	910,000	1,040,000
1,400,000	420,000	560,000	700,000	840,000	980,000	1,120,000
1,500,000	450,000	600,000	750,000	900,000	1,050,000	1,200,000

(1) Pensionable earnings are calculated by adding base salary and 50% of target short-term bonus entitlement for the named executive officers except Mr. Cunningham..

(2) Prior to January 1, 2000, pension entitlement was slightly lower than shown in the above table, being based on 1.3% per year of service up to the annual CRA maximum and 2% per year of service for pensionable earnings above that maximum.

The following table sets out the years of credited service of our named executive officers, other than Mr. Cunningham who participated in pension plans with ING Americas, as at November 19, 2004.

	Years of Credited Service
Claude Dussault	18
Derek Iles	10
Donald K. Lough	14
Jacques Valotaire	22(1)

(1) Mr. Valotaire has 22 years of credited service with respect to the base plan and 13 years of credited service with respect to the SERP.

Compensation of Directors

Please refer to the "Directors Compensation and Attendance" section above.

6: INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND LIABILITY INSURANCE

To the knowledge of the Company, there was no outstanding indebtedness to the Company or to its subsidiaries, incurred by Directors, executive Officers, employees or former Directors, executive Officers or employees of the Company, except under a loan program for the acquisition of computer equipment and software that is available to all the employees of the Company. Advances to a person under this program are of a nominal value (average: $4,000).

ING Canada is covered by civil liability insurance for Directors and Officers of the Company and its subsidiaries that is purchased by ING Groep for itself and all its subsidiaries. This policy provides coverage of Euros 635,000,000 (approximately C$1 billion, as of March 17, 2005) with a deductible of Euros 125,000 (approximately C$200,925, as of March 17, 2005) per claim. This insurance covers directors and Officers of the Company for acts committed in the performance of their duties as directors or Officers; illegal acts and those commmitted for personal gain are excluded from this coverage. The premium paid by ING Canada is part of the allocation of costs, fees and expenses of ING Groep to its subsidiaries for services provided to them: such allocation is generally based on costs, fees and expenses which approximates fair value.

7: PERFORMANCE GRAPH OF THE COMMON SHARES OF THE COMPANY

The following graph compares the total cumulative return for $100 invested in Common Shares on December 10, 2004, with the total cumulative return of the S&P/TSX Composite Index and the S&P/TSX Composite Index-Property & Casualty Insurance for the period from December 10, 2004, the date the Common Shares commenced trading on the Toronto Stock Exchange (the "TSX"), through to February 28, 2005.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends


140.00
130.00
120.00
($)
110.00
100.00
90.00

	Dec. 10, 2004	Dec. 31, 2004	Feb. 28, 2005
ING Canada	100.00	112.73	130.77
S&P/TSX Composite Index	100.00	102.79	107.67
S&P/TSX Composite Index - Property & Casualty Insurance	100.00	103.37	107.74

8: CORPORATE GOVERNANCE PRACTICES

Although ING Canada was a private company until December 10, 2004, it had a long-standing practice of following strict corporate governance rules on the basis that it was a wholly-owned subsidiary of a large publicly listed financial holding company and that as a regulated financial institution, it itself was highly regulated.

ING Canada, following the example of its parent company, ING Groep, considered that corporate governance and sound market practices were essential components of its operations. ING Canada has corporate governance practices that are not only consistent with the requirements of the TSX but in certain cases, already go beyond such requirements.

See above, Section 2: "Business of the Meeting" under the heading "Directors Compensation and Attendance", and refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44: "Relationship with ING Groep": In summary, ING Canada has signed with ING Groep a Co-operation Agreement and other related Agreements whereby ING Groep has special approval rights in certain circumstances, including the right to have nominees on the Board of ING Canada in relation to its Common Share percentage ownership.

The TSX has adopted 14 guidelines for effective corporate governance. The Company is committed to effective corporate governance and, in furtherance of this commitment, has established the procedures, practices and committees which are described in this management proxy circular, with specific reference to the corporate governance guidelines of the TSX.

The Company's Statement of Corporate Governance Practices is attached as **Schedule A** to this Circular.

9: SHAREHOLDER PROPOSALS

The *Canada Business Corporations Act* permits certain eligible shareholders of the Company to submit shareholder proposals to the Company for inclusion in a management proxy circular for an annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2006 is December 18, 2005.

10: ADDITIONAL INFORMATION AND CONTACTING ING CANADA

Further information relating to ING Canada may be obtained from its website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2004 and these documents are accessible through SEDAR.

To obtain a copy of these documents together with the Company's Annual Information Form, when available, at no cost, please contact the Secretary's Office of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone at 416-941-5149, or by fax at 416-941-5322, or at 1611, boul. Crémazie Est, 10ème étage, Montréal, Québec, H2M 2R9, or by telephone at 514-985-7111, ext. 8367 or by fax at 514-842-6958; you may also contact the Investor Relations Department of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone toll-free within North America at 1-866-778-0774 (416-941-5181 outside North America), or by fax at 416-941-0006.

11: APPROVAL OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular to the shareholders.

Françoise Guénette
Senior Vice-President,
Corporate and Legal Services and Secretary

March 18, 2005

SCHEDULE A

Statement of Corporate Governance Practices
ING Canada Inc.

Toronto Stock Exchange Guidelines	Governance Practices
Guideline 1 The Board should explicitly assume responsibility for stewardship of the Company and specifically for:	The Board, either directly or through Board committees, explicitly assumes responsibility for the stewardship of the Company. It is responsible for supervision of management of the business and affairs of the Company with the objective to enhance the value of the Company for its shareholders, and to ensure its long-term viability. The Board acts in accordance with applicable legislation, including the *Insurance Companies Act* (Canada), the *Insurance Act* (Quebec), the *Canada Business Corporations Act*, and provincial securities legislation across Canada. The Board reviews and approves annually the strategic planning and corporate objectives proposed by management, and it reviews results on a quarterly basis. It also approves major decisions affecting the Company and expects management to be responsible for the day-to-day management and conduct of operations. The role and responsibilities of the Board are embedded in a formal mandate, a summary of which is provided at Section 3 "Reports of the Committees" in the Management Proxy Circular attached to this Schedule. The members of the Board are subject to the Company's Code of Conduct, a copy of which may be found in the Investor Relations section of ING Canada's website. The Board also receives, at least annually, (and periodically through its Conduct Review and Corporate Governance Committee) compliance reports that cover corporate governance and operational compliance. The Committee approves the corporate governance and compliance programs and related action plans.
Guideline 1(a) Adoption of a Strategic Planning Process.	More specifically, the Board reviews and approves the strategic plans of the Company on an annual basis; these plans include details on risks and opportunities, strengths and weaknesses of the Company and the industry, competition and positioning, and key performance indicators (actual and projected). An annual session of the Directors in this regard allows for open discussion on these issues with a view to providing feedback and other points of view to management. The Board is informed on a quarterly basis of the progress and results in regard to stated objectives.

Toronto Stock Exchange Guidelines	Governance Practices
Guideline 1(b) Identification of the Principal Risks of the Company's Business and Ensuring Implementation of Appropriate Systems to Manage those Risks.	The Board, through its Audit and Risk Review Committee, reviews the key risks list of the Company. This list includes Operational Risks, Market Risks, Credit Risks (including Reinsurance), Competition Risks, and legal trends and developments. In addition, the Board has appointed a Risk Management Committee, composed of senior executives representing the various critical sectors of the Company and who supervise and manage the Risk Management Programs and action plans. This Committee is co-lead by the Senior Vice-President, Corporate and Legal Services, and Secretary (Chair of the Committee), and the Senior Vice-President and Chief Financial Officer. The Risk Management Committee is supported by the Risk Management team of the Company. Reports are presented annually to the Board of Directors and at each of its meetings to the Audit and Risk Review Committee.
Guideline 1(c) Succession Planning, including Appointing, Training and Monitoring Senior Management.	The Board, through its Human Resources Committee, reviews succession planning programs for the CEO function and for the senior management functions determined by the Committee and the Board. The Committee ensures that appropriate plans and programs, including identification of current and future needs and related training, are implemented and monitored. The Board appoints senior management on an annual basis.
Guideline 1(d) Communications Policy	In the context of its new status as a publicly listed Company, the Company will communicate with its different stakeholders (shareholders, insureds, and media included) through various mechanisms: annual and quarterly reports, annual information forms, news releases, website content and the public presence of its senior management. The Board has adopted a Code of Conduct and related compliance policies that specify that communications are coordinated by the Company's Corporate Communications Department. More recently, further to the Company becoming a public issuer in December 2004, the Board has adopted a number of policies regarding the treatment of material confidential information and Corporate Disclosure: such policies aim to prevent selective disclosure and provide for early identification of material developments in view of a timely disclosure. The Company's Investor Relations Department also receives feedback from investors and promptly addresses any concern or issue by providing the appropriate answers or taking action when required.

Toronto Stock Exchange Guidelines	Governance Practices
Guideline 1(e) Integrity of the Company's Internal Control and Management Information Systems.	The Board, through its Audit and Risk Review Committee, requires management to put into place appropriate internal controls. The Committee receives reports from the Vice-President and Head of Corporate Audit Services on the effectiveness, integrity, and quality of internal controls and procedures and on the adequacy of the information systems of the Company. This includes monitoring significant changes in accounting practices, significant changes in Information Systems, and integration of new business within the Company's existing operations.
Guideline 2 A majority of Directors should be "unrelated".	ING Canada is 70% owned by ING Groep. ING Canada and ING Groep signed a Co-operation Agreement and related agreements, effective December 15, 2004 (the "Co-operation Agreement"). See Section 8 of the Circular: "Corporate Governance Practices". The Co-operation Agreement provides for the composition of the Board and representation of the majority shareholder on the Board. Seven of the twelve candidates proposed for election qualify as unrelated, as they are independent from management and from the majority shareholder, and free from any interest, business or other relationship that could, or could reasonably be perceived to, materially interfere with the Director's ability to act in the Company's best interest. Among the seven members is Ms. Eileen Mercier who is a director of ING Bank of Canada, which reports to the banking division of ING Groep, such division being separate from the insurance division of ING Groep. In addition, the Audit and Risk Review Committee is composed exclusively of independent directors; the majority of the members of the Conduct and Corporate Governance Committee, and the Human Resources Committee, are also independent.

Guideline 3
The Board has responsibility for applying the definition of "unrelated director" to each individual director, applying the principles supporting this definition, and disclosing on an annual basis whether the Board has a majority of unrelated directors. (Under the TSX guidelines, an "unrelated director" is a director who is independent of management and free from any business or other relationships which could reasonably be perceived to materially interfere with the director's ability to act with a view to the best interests of the Company.)

The Board has adopted, upon the recommendation of the Conduct Review and Corporate Governance Committee, a Policy on Appointment of Board and Committee Members (the "Appointment Policy").

This Appointment Policy identifies standards for determining whether a Director is "unrelated" within the meaning of the TSX Guidelines, the Canadian securities laws, and the applicable insurance legislation (Canada and Quebec).

The Conduct Review and Corporate Governance Committee monitors the application of the Appointment Policy and is supported in this regard by the Chief Compliance Officer of the Company who, over the years, has developed tools such as questionnaires and grids to determine whether a director is independent or not.

Out of the twelve directors proposed for election, five are not considered "unrelated" or "independent": they are representatives of ING Groep appointed under the Co-operation Agreement: among them are the Chairman and the Chief Executive Officer.

Guideline 4
The Board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are "unrelated" directors, with responsibility for proposing new nominees to the Board and for assessing directors on an ongoing basis.

The Conduct Review and Corporate Governance Committee is responsible for proposing new candidates to the Board. Out of the four members on this Committee, one represents the majority shareholder, and is not "unrelated" or "independent": this member does not participate in discussions on new Board member appointments and abstains from voting on such appointments.

The Committee adheres to the Appointment Policy mentioned above, and to its processes that include selection and screening of candidates, taking into account the criteria mentioned in the Appointment Policy, including ensuring continuity of the Board and its Committees, and having the proper combination of expertise and proficiencies.

The Appointment Policy process provides for verification and monitoring of conflicts of interest and of the relationship with the Company or its affiliates, as well as the independence of directors.

Toronto Stock Exchange Guidelines	Governance Practices
Guideline 5 The Board should implement a process, to be carried out by the nominating committee or other appropriate committee, for assessing the effectiveness of the Board, its committees and the contribution of individual directors.	The Board conducts a Board Self-Assessment survey on an annual basis to provide feedback to the Board on its own effectiveness and the effectiveness of its Committees; in addition, further to its becoming a public issuer at the end of 2004, the Company has established a process to be applied in the future, on an annual basis, on the effectiveness of individual directors. The Board Self-Assessment has been in the past and will continue to be managed by the Secretary's Office of the Company on a confidential basis. Assessment of individual Directors may be compiled either by the Secretary's Office or, if deemed more appropriate, by an outside consulting firm to ensure confidentiality.
Guideline 6 The Board should provide an orientation and education program for new Directors.	Each Director receives a Directors' Manual annually. A copy of the Directors' Manual is also provided to new Directors. This Manual includes the corporate and organizational structures of the Company and its subsidiaries, a description of its Board and Committees, their mandates and composition, the corporate governance and compliance programs of the Company, and a template of the subjects presented to the Board and its Committees at each of their regular meetings. At each Board meeting, a special subject is also covered with a view to keeping the Directors informed and up-to-date in relation to industry developments, new legislation that affects operations, and political and social trends. Each year, during the strategic planning meeting, an overview of the industry is provided to the Directors together with an assessment of the risks and opportunities and market trends. In addition, an industry publication of the Insurance Bureau of Canada detailing industry results and its main issues is provided to the Directors on a quarterly basis. Finally, a training session is organized on a yearly basis to cover various aspects related to the Company and its subsidiaries, including subjects such as the industry, interpretation of financial information, marketing programs, benefits programs and other pertinent subjects.
Guideline 7 The Board should examine its size and undertake, where appropriate, a program to reduce the number of Directors to a number which facilitates effective decision-making.	As indicated, the composition of the Board is dictated by the Co-operation Agreement between the Company and its majority shareholder. The number of directors is twelve, and is considered appropriate by the Conduct Review and Corporate Governance Committee. In the Committee's opinion, the current Board and the Board that is proposed for election at the Annual Meeting of April 19, 2005, has the necessary competencies and breadth of expertise to positively contribute to the attainment of the corporate objectives of the Company.

Toronto Stock Exchange Guidelines	Governance Practices
Guideline 8 The Board of Directors should review the adequacy and form of compensation of directors and ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director.	The Compensation and Corporate Governance Committee (now the Conduct Review and Corporate Governance Committee) reviewed the remuneration of the Directors when the Company became a public issuer at the end of 2004. The Committee is of the opinion that the new Directors compensation takes into account the new public issuer status of the Company, is comparable to similar financial institutions and other companies, appropriately reflects the level of responsibilities of the Directors and risks involved in their function, and is likely to attract and retain high quality candidates as Directors of the Board. In order to link the interests of the Directors to those of the shareholders, part of the compensation of the Directors is in Deferred Share Units. See "Directors' Compensation and Attendance" under Section 2 of the Management Proxy Circular.
Guideline 9 Committees of the Board should generally be composed of outside directors, a majority of whom are unrelated, although some Board committees may include one or more inside directors.	The Board appointed three Committees: the Audit and Risk Review Committee, the Conduct Review and Corporate Governance Committee, and the Human Resources Committee. The Audit and Risk Review Committee is currently composed exclusively of independent Directors. The two other Committees are composed of a majority of independent Directors and one representative of the majority shareholder, and as stated previously, the representative of ING Groep on the Conduct Review and Corporate Governance Committee does not participate in discussions and abstains from voting on the appointment of new members of the Board.
Guideline 10 The Board should assume responsibility for, or assign to a committee of directors the general responsibility for, developing the approach to governance issues. This committee would, among other things, be responsible for the Company's response to these governance guidelines.	The Conduct Review and Corporate Governance Committee has been assigned this function. This Committee reviews, discusses and approves the corporate governance and compliance programs annually; it receives at each of its meetings an update report on achievements, results, issues and action plans. The corporate governance programs include the review of the corporate structure of the Company, ensuring that the composition of the Board and its committees meet the applicable legal requirements and the Co-operation Agreement; it also covers the analysis and follow-up on the relationship with the majority shareholder to ensure the proper flow of information and disclosure in the context of the new status of the Company as a public issuer. The compliance programs cover market conduct, ethics in the workplace, compliance policies and processes, and key compliance risks lists and assessment charts. The Conduct Review and Corporate Governance Committee is also responsible for reviewing the Company's response to the TSX Governance Guidelines, and for ensuring compliance with corporate governance and market conduct rules of applicable legislation, including those that apply to the P&C insurance subsidiaries of the Company.

Guideline 11
The Board of Directors, together with the CEO, should develop position descriptions for the Board and for the CEO, involving the definition of the limits to management's responsibilities. The Board should approve or develop corporate objectives which the CEO is responsible for meeting.

The mandate of the Board of Directors precisely defines its roles and responsibilities. Various policies and resolutions set out the powers and limits of management for taking action, whether upon their own decisions or those of the Board and its Committees.

There is presently no written description as such for the CEO function. However, the Board, through its former Compensation and Corporate Governance Committee and now through its Human Resources Committee, has assessed the CEO on an annual basis based on the following criteria:

- Leadership
- Strategic Planning
- Financial Results
- Succession Planning
- Human Resources
- Board Relations
- Overall Performance

In addition, the Human Resources Committee reviews and approves the objectives of the CEO annually.

Guideline 12
The Board should have in place appropriate structures and procedures to ensure it can function independently of management. An appropriate structure would be to (i) appoint a chair of the Board who is not a member of management with responsibility to ensure the Board discharges its responsibilities or (ii) adopt alternate means such as assignment of responsibility to a committee of the Board or to a director sometimes referred to as the "lead director". Appropriate procedures may involve the Board meeting on a regular basis without management present and may involve assigning the responsibility for administering the Board's relationship to management to a committee of the Board.

Appropriate procedures have been put into place to ensure that the Board can function independently of management if necessary. The Chair of the Board is not an officer (other than his function of Chair) or an employee of the Company; however, he is related to the majority shareholder.

The Board has only appointed independent members to its Audit and Risk Review Committee. A majority of independent directors compose the two other Committees of the Board. Each Committee and each member of each Committee is entitled to seek independent advice at the expense of the Company.

Further to its becoming a public issuer at the end of 2004, the Company has put into place an official structure whereby the independent Board members may meet in private if deemed more appropriate. Such sessions will be held on a quarterly basis, and more frequently at the request of the Directors.

The management of the Board relationship with management is ensured by the Chairman, the Chief Executive Officer, the Senior Vice-President and Chief Financial Officer and the Senior Vice-President, Corporate & Legal Services, and Secretary, who in her function as Secretary of the Company, directly reports to the Boards and its Committees.

Special effort has been dedicated over the years to present complete and well-organized documentation to the Board and its Committees; a strict follow-up system is in place. The Chair of the Board and each Committee communicates with the CEO, the Senior Vice-President and Chief Financial Officer or the Secretary prior to the meetings to review the agenda and to prepare such meetings.

Guideline 13
The Audit Committee should be composed only of outside directors. The roles and responsibilities of the Audit Committee should be defined to provide appropriate guidance to the Audit Committee members as to their duties. The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee's duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.

As stated above, the Audit and Risk Review Committee is composed exclusively of directors who are "unrelated" and "independent." In addition, the Board has determined that each member of the Committee is "financially literate". The mandate of the Committee sets out its roles and responsibilities and such mandate will be reviewed at least every two years by the Committee and the Board to take into account legislative or best practices developments.

At each meeting of the Audit and Risk Review Committee, members of the Committee meet separately with the Internal Chief Auditor, the External Auditor of the Company, and periodically with the Chief Actuary without the presence of management; it also meets management separately. The Committee will also meet in private in the future with the Chief Compliance Officer and the Co-Chiefs of Risk Management.

The Committee requires management to implement and maintain appropriate internal controls. The committee reviews, discusses, and approves the internal and external auditors' programs on an annual basis. The Committee approves all non-audit work performed by the External Auditor.

Guideline 14
The Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.

One or more members of the Board of Directors, individually or as a group, may retain the services of outside advisors at the expense of the Company in appropriate circumstances. The Conduct Review and Corporate Governance Committee would coordinate such requests, as per its mandate.

ING

QUEBECOR MERRILL
C A N A D A I N C
Printed In Canada

ING

Notice of Annual Meeting of Shareholders of ING Canada Inc. May 1, 2006, and Management Proxy Circular

TABLE OF CONTENTS

ING

March 27, 2006

Dear Shareholders,

We are very pleased to invite you to join the Board of Directors and senior management team at the 2006 Annual Meeting of Shareholders of ING Canada Inc. (the "Meeting") that will take place on May 1, 2006 at 10:00 a.m. (Eastern Daylight Time) at the Design Exchange, located at 234 Bay Street, Toronto, Ontario.

At this Meeting, you will have the opportunity to obtain first-hand information on ING Canada Inc., learn about our plans for the future, and be called upon to vote on matters described in this Management Proxy Circular.

If you cannot attend the Meeting in person, we urge you to exercise your vote by proxy, as described in the attached documents.

An audio web cast of the proceedings of the Annual Meeting will be available on the Investor Relations section of the ING Canada website.

We also invite you to consult our website at www.ingcanada.com for information on our recent presentations to the investment community and results. Also available online is the full text of the 2005 Annual Report and other useful information.

As a valued shareholder, we appreciate and welcome your participation in the Annual Meeting of Shareholders of ING Canada Inc.

Sincerely,

Yves Brouillette	Claude Dussault
Chairman of the Board	President and Chief Executive Officer

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date:	Monday, May 1, 2006
Time:	10:00 a.m. (Eastern Daylight Time)
Place:	Design Exchange 234 Bay Street, Toronto, Ontario Canada M5K 1B2

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2005 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Standard Time on March 21, 2006 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 27, 2006

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 416-263-9524 or by toll-free fax at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555, or the Office of the Corporate Secretary of ING Canada Inc. at 416-941-5240 or 514-985-7111, Ext. 8367.

1: VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of ING Canada Inc. ("ING Canada" or the "Company") of proxies to be used at the Annual Meeting of Shareholders of ING Canada (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 10:00 a.m. (Eastern Daylight Time) on Monday, May 1, 2006, at the Design Exchange, 234 Bay Street, Toronto, Ontario, and at any adjournment thereof. The solicitation of proxies will be done by mail, by fax or in person. Employees, Officers, Directors or agents of ING Canada will solicit the proxies. The information contained in the Circular is given as at March 27, 2006, except where otherwise noted.

VOTING COMMON SHARES

Holders of record of Common Shares of ING Canada at 5:00 p.m., Eastern Standard Time, on March 21, 2006 or their duly authorized agents are entitled to receive the Notice of Annual Meeting and to vote at the Meeting.

The Company has an authorized share capital consisting of an unlimited number of Common Shares, an unlimited number of Class A Shares and one Special Share. As of the close of business (5:00 p.m., Eastern Standard Time) on March 21, 2006, 133,732,000 Common Shares and one Special Share of ING Canada were issued and outstanding. Each holder of Common Shares of record at the close of business (5:00 p.m, Eastern Standard Time) on March 21, 2006, the record date established for notice of the Meeting and for voting in respect of the Meeting, is entitled to cast one vote for each Common Share held on all matters proposed to come before the Meeting. The Special Share, which is currently beneficially owned by ING Groep N.V. ("ING Groep"), does not generally carry voting rights. However, the holder of the Special Share is entitled to receive notice of and to attend any meeting of shareholders of the Company and, where the holder owns at least one-third of the outstanding Common Shares, to nominate and elect to the board of directors ("Board" or "Board of Directors") of the Company that number of directors equal to five-twelfths (5/12) of the total number of directors (disregarding any fractional number of directors) comprising the Board of Directors.

To the knowledge of the Directors and Officers of the Company, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company, except ING Groep which owns approximately 70%, or 93,620,000 of the issued and outstanding Common Shares of the Company.

Holders of Common Shares of the Company may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of Common Shares at the Meeting.

SHARES REGISTERED IN THE NAME OF A THIRD PARTY

The names of shareholders whose shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other intermediary) do not appear on the list of shareholders of the Company. As required by Canadian securities legislation, you will have received **from your nominee** either a request for voting instructions or a form of proxy for the number of shares you hold. To vote, please follow the instructions provided by your nominee. If your shares are held in the name of a nominee and you wish to vote in person at the Meeting, please contact your broker or an agent of that broker or your intermediary well in advance of the Meeting to determine how you can do so. Please register with the transfer agent, Computershare Investor Services Inc. ("Computershare"), upon arrival at the Meeting.

APPOINTMENT OF PROXYHOLDERS

The proxyholders designated in the enclosed form of proxy are Directors and/or Officers of the Company. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or trust, the form of proxy must be signed by a duly authorized officer or agent and accompanied by a certified resolution confirming such authorization. A proxyholder is not required to be a shareholder of the Company. In order to be valid, the form of proxy must reach Computershare by mail or by fax at 416-263-9524 or by toll-free fax at 1-866-249-7775, no later than 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or, if the meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting. If you wish to return the form of proxy by mail, you may use the postage-paid envelope included with this Circular.

VOTING BY PROXY

Common Shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy as instructed by the shareholder. **If no instructions are given, the voting rights attached to the Common Shares will be exercised by the proxyholder who is a director and/or officer of the Company by voting as follows:**

- **FOR** the election of all proposed directors nominated by management of ING Canada;
- **FOR** the appointment of the auditor;

Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

If no instructions are given, any designated proxyholder will have discretionary authority when exercising the voting rights attached to the Common Shares concerning these matters.

The enclosed form of proxy confers on the proxyholder designated therein discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. At the date of this Circular, management of ING Canada is not aware of any amendment or other matter which may properly come before the Meeting.

REVOCATION OF A PROXY

Shareholders may revoke a proxy:

- by delivering a written notice to that effect signed by them or their duly authorized agents to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than the last business day preceding the day of the Meeting, namely at 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or any continuation thereof after an adjournment;
- by delivering a written notice to that effect signed by them or their duly authorized agents to a representative of Computershare, on the day of the Meeting, or any continuation thereof after an adjournment; or
- in any other manner permitted by law.

The notice must be signed by the shareholder or by an attorney duly authorized in writing to this effect; if the shareholder is a legal entity, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice.

A beneficial owner of shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by Computershare, the transfer agent and registrar of the Company. Computershare submits a copy of the form of proxy to the Company only when a shareholder clearly wishes to communicate with management or when there is a legal requirement to do so.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

A copy of the Company's 2005 annual report is being sent to registered shareholders of the Company, and includes the consolidated financial statements of the Company for the year ended December 31, 2005 together with the auditor's report thereon, and management's discussion and analysis of the financial position and results of operations, and which is also available on SEDAR. No vote will be taken at the Meeting in respect of the Company's 2005 annual report.

CURRENCY

Unless indicated otherwise, all amounts are in Canadian dollars and "$" or "dollars" refer to Canadian dollars.

2: BUSINESS OF THE MEETING

ELECTION OF THE BOARD OF DIRECTORS

Listed below are the names of seven (7) persons who are proposed as nominees for election as directors of the Corporation by holders of the Common Shares and the names of the five (5) persons who are the proposed nominees for election as directors by the holder of the Special Share, the latter of whom shall be elected by a resolution in writing signed by the holder of the Special Share prior to the Meeting. Please note that the information hereunder, including information as to Common Shares beneficially owned or controlled, and professional experience has been furnished by each of the nominees. Unless otherwise indicated, all of the nominees are now members of the Board of Directors and have been directors of the Company or its corporate predecessors since the dates indicated. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. All elected directors of the Company will hold office until the next Annual Meeting of Shareholders of the Company, or until their successors are elected or appointed.

Nominee for election as director	Common shares Owned, Controlled or Directed		Deferred Share Units		Public Board memberships during last five years
	2005	2004	2005	2004	
YVES BROUILLETTE, B.Sc. Marietta, Georgia Director since 1989 Age: 54	1,000	300	—	—	

Attendance:		
	Board	5/7 (71%)
	Human Resources Committee	3/4 (75%)
	Investment Committee	3/5 (60%)



Mr. Brouillette is currently a Corporate Director and a member of the Board of Directors of ING Comercial America. He was, from April 2002 to September 2005, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Québec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	Common shares Owned, Controlled or Directed 2004	Deferred Share Units 2005	Deferred Share Units 2004	Public Board memberships during last five years
PAUL CANTOR, B.A., LL.B., FICB Toronto, Ontario Age: 64 New Director (Independent)	500	—	—	—	Torstar Ltd. (1993-2003) E-L Financial Corp. (1996-2003) The Song Corp. (1999-2002)



Paul Cantor has been the Chairman of the Board of Directors of the Public Sector Pension Investment Board since 2000. He has also served as a director on a number of boards of large financial institutions. He lead Russell Reynolds Associates' Canadian practice in Board of Directors recruitment and assessment from 2000 to 2005. Prior to joining Russell Reynolds Associates in 2000, Mr. Cantor was Chairman and CEO of National Trust Company. Mr. Cantor has also held a number of senior executive positions in various parts of the financial sector. His experience in the public sector includes establishing and serving as Executive Director for the World Bank-sponsored Toronto International Leadership Centre from 1998 to 2000. Mr. Cantor is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Paul Cantor obtained a Bachelor of Arts degree from the University of Alberta and a law degree from the University of Toronto. He is also a Fellow of the Institute of Canadian Bankers.

Nominee for election as director	Common shares 2005	Common shares 2004	DSU 2005	DSU 2004	Public Board memberships during last five years
MARCEL CÔTÉ, M.Sc. Montréal, Québec Director since 2004 Age: 63 Independent Director	2,250	1,000	891.81	—	Alphinat Inc. (2004-) Sobeys Inc. (2004-) Nurun Inc. (1998-) Engenuity Technologies Inc. (2004-) Mazarin Inc. (1996-2002)

Attendance:

Board		6/7 (86%)
Human Resources Committee (Chair)		4/4 (100%)



Mr. Côté is President of Secor Consulting Inc., a Montréal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Québec. Mr. Côté holds an M.Sc. in Economics from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed as a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

Nominee for election as director	Common shares 2005	Common shares 2004	DSU 2005	DSU 2004	Public Board memberships during last five years
ROBERT W. CRISPIN, MBA, CFA Scarborough, Maine Director since 2004 Age: 59	—	—	—	—	

Attendance:

Board		6/7 (86%)
Investment Committee (Chair)		5/5 (100%)



Mr. Crispin is the Chairman and Chief Executive Officer of ING Investment Management LLC and a member of the ING Insurance Americas Committee, which is responsible for all of ING's insurance and investment management activities in the Americas. He has held these positions since 2001. Over the past 33 years, Mr. Crispin has held senior positions with a number of major insurance and financial service companies. He has led a variety of units including investments, finance, distribution, reinsurance, international operations and technology. Mr. Crispin has a Masters of Business Administration degree and is a Chartered Financial Analyst.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
CLAUDE DUSSAULT, B.Sc. Toronto, Ontario Director since 2000 Age: 51	30,000	30,000	—	—	Metro Inc. (2005-)

Attendance:

Board	7/7 (100%)
Investment Committee	5/5 (100%)



Mr. Dussault is a member of ING Groep's Leadership Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada's Brokerage Network. Over the last 20 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Québec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries. Mr. Dussault is also a director of ING Bank of Canada that reports to the banking arm of ING Groep.

Nominee for election as director	Common shares 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
IVAN E.H. DUVAR, B.E., P. Eng., LL.D. (Hon.) Amherst, Nova Scotia Director since 2005 Age: 66	1,000	1,000	340.14	—	Aliant Inc. (2000-2002) Canadian Imperial Bank of Commerce (2003-) Wajax Limited (2001-) Wajax Income Fund (2005-)

Independent Director

Attendance:

Board	5/5 (100%)
Audit and Risk Review Committee (Chair)	2/3 (67%)
Conduct Review and Corporate Governance Committee	3/3 (100%)



Mr. Duvar is President & CEO of MIJAC Inc. which is a privately held investment company. He also currently holds several Directorships in a variety of sectors including financial services, communications, and manufacturing. He held several positions with Maritime Tel & Tel Limited, including Chairman of the Board (1990-2000), and President & CEO (1985-1995). Mr. Duvar is a member of the Association of Professional Engineers of Nova Scotia and a Fellow of the Canadian Academy of Engineering; he obtained a Senior Matriculation from the Prince of Wales College in Prince Edward Island, an Engineering Certificate from Mount Allison University in New Brunswick, a Bachelor of Engineering (Elect.) at the Technical University of Nova Scotia, and a Certificate of Industrial Management at the Canadian Institute of Management, St. Mary's University, Nova Scotia. Mr. Duvar has been a director of ING Canada's federal P&C insurance subsidiaries since 1983. He was also a member of the Board of ING Canada from 1993 to 1996, and was re-elected to ING Canada's board on April 19, 2005.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
EILEEN MERCIER, M.A., MBA Toronto, Ontario Director since 2004 Age: 58	1,000	1,000	340.14	—	CGI Group Inc. (1996-) Quebecor World Inc. (1999-2003) Teekay Shipping Corp. (2000-) Winpack Ltd. (1995-)

Independent Director

Attendance:		
	Board	5/7 (71%)
	Audit and Risk Review Committee	4/5 (80%)



Ms. Mercier's career encompasses 35 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2003, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a member of the board of directors of Hydro One, as well as several business and charitable associations and holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

KATHLEEN A. MURPHY, B.A., J.D. South Glastonbury, Connecticut Age: 43	—	—	—	—	

New Director



Kathleen Murphy is Group President of ING's U.S. Worksite and Institutional Financial Services. She is also a member of ING's U.S. Diversity Steering Committee and a director of the ING U.S. Foundation Board. Previously, she was General Counsel and Chief Administrative Officer for ING U.S. Financial Services. She also served as senior advisor to the U.S. Financial Services CEO. Ms. Murphy joined ING in 2000, after ING's acquisition of Aetna Financial Services. Prior to this acquisition, she served as General Counsel and Chief Compliance Officer of Aetna Financial Services, which she originally joined in 1985. Ms. Murphy holds a Juris Doctorate degree with highest honors from the University of Connecticut, and graduated *summa cum laude* with a Bachelor of Arts degree in both Economics and Political Science from Fairfield University. Kathleen has also served on a variety of regulatory, industry and business commissions and task forces in the United States.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
ROBERT NORMAND, CA Rosemère, Québec Director since 2004 Age: 67 Independent Director	2,000	2,000	792.88	—	Sportscene Restaurants Inc. (1997-) Aurizon Mines Ltd. (1999-) Cambior Inc. (2000-) Concert Industries Ltd. (2001-2004) Enerplus Resources Fund (1998-) Quebecor World Inc. (1999-) Sequoia Minerals Inc. (2003-2004)

Attendance:

Board	7/7 (100%)
Audit and Risk Review Committee	5/5 (100%)
Conduct Review and Corporate Governance Committee	4/4 (100%)



Mr. Normand is currently a director of a number of publicly traded and private companies in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the Université de Montréal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's P&C insurance subsidiaries since 2002.

Nominee for election as director	Common shares 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
LOUISE ROY, B.Sc., M.Sc., Ph.D. Montréal, Québec Director since 2004 Age: 58 Independent Director	2,000	2,000	340.14	—	Domtar Inc. (1997-)

Attendance:

Board	7/7 (100%)
Human Resources Committee	4/4 (100%)



Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together businesses and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the Université de Montréal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Nominee for election as director	Common shares Owned, Controlled or Directed		Deferred Share Units		Public Board memberships during last five years
	2005	2004	2005	2004	
CAROL STEPHENSON Manotick, Ontario Director since 2004 Age: 55 Independent Director	1,000	1,000	792.88	—	Sears Canada Inc. (2001-) Union Energy Waterheater Operating Trust (2003-)

Attendance:

Board	6/7 (86%)
Human Resources Committee	4/4 (100%)



Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of other boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our Board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Nominee for election as director	Common shares 2005	Common shares 2004	DSU 2005	DSU 2004	Public Board memberships
DAVID A. WHEAT, B.Sc., CPA Duluth, Georgia Director since 2004 Age: 51	—	—	—	—	

Attendance:

Board	6/7 (86%)
Investment Committee	5/5 (100%)



Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Insurance Americas since August 2004. From April 2003 to August 2004, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's P&C insurance subsidiaries since August 2004.

Additional Disclosure Relating to Directors

To the knowledge of the Company, no director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand*, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the *Companies' Creditors Arrangement Act* (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as a director of Concert Industries Ltd.

Mark Tullis and Michael Mackenzie will not be standing for re-election to the Board of Directors. Management intends to present a motion at the Annual Meeting to recognize their past contributions to the development of the Company and its subsidiaries.

Mark Tullis succeeds Mike Cunningham as Senior Vice-President and Chief Financial Officer of ING Canada on April 1, 2006. The Company offers its thanks to Mike Cunningham for his dedication and service to the Company and thanks Mr. Tullis for his contributions to the Board. As part of his appointment to the senior management team, Mr. Tullis was granted 10,000 performance units in December 2005 that is not disclosed in the Directors' Compensation table hereunder, as it is related to his nomination as Senior Vice-President and Chief Financial Officer rather than his service as a Director of the Company.

Michael Mackenzie was a member of the Board of ING Canada Inc. from 1996 to 1999 and has been an independent director of the Company from December 2004 to 2006, having served as a member of its Advisory Board from 1999 to 2004. He also served as a member of the Board of Directors of ING Canada's federal P&C insurance subsidiaries since 2002 and was a member of the Board of ING Investment Management, Inc., the investment management subsidiary of ING Canada, since 2001. The Company offers its sincere thanks to Mr. Mackenzie for his important contribution to the development and progress of the Company, particularly in the compliance sector, including his membership on the Audit and Risk Review Committee, leadership on the Conduct Review and Corporate Governance Committee, and his acting as liaison director between the Board and its Committees, with management and the majority shareholder.

Directors' Compensation

	Board Retainer Fees ($)	Board Retainer Fees (DSUs) ($)	Committee Chair Retainer Fees ($)	Committee Chair Retainer (DSUs) ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Annual Grant (DSUs) ($)	Total Fees Paid ($)	Shares/DSUs (%)
Yves Brouillette	0	0	0	0	0	0	0	0	0
Marcel Côté	6,250	18,750	0	4,000	9,000	0	10,000	48,000	68
Robert W. Crispin	0	0	0	0	0	0	0	0	0
Claude Dussault	0	0	0	0	0	0	0	0	0
Ivan E.H. Duvar	23,250	0	3,750	0	9,900	4,200	10,000	51,100	20
Michael A. Mackenzie	25,000	0	6,000	0	9,000	7,500	10,000	57,500	17
Eileen Mercier	25,000	0	0	0	7,500	7,500	10,000	50,000	20
Robert Normand	6,250	18,750	0	0	10,500	7,500	10,000	53,000	54
Louise Roy	25,000	0	0	0	10,500	0	10,000	45,500	22
Carol Stephenson	6,250	18,750	0	0	9,000	0	10,000	44,000	65
Mark A. Tullis	0	0	0	0	0	0	0	0	0
David A. Wheat	0	0	0	0	0	0	0	0	0
Gordon Wicijowski*	16,250	0	0	0	3,000	1,500	0	20,750	0

* Mr. Wicijowski ceased to be a director on April 19th 2005.

In order to recognize the increasing complexity of the Company and to attract and retain qualified individuals to serve on the Board, a new compensation program was established as follows upon ING Canada becoming a public issuer at the end of 2004:

- an annual retainer of $25,000;
- an additional annual retainer of $4,000 for the Chair of each of the Committees;
- an attendance fee of $1,500 per Board meeting;
- an attendance fee of $1,500 per Committee meeting if not held on the same day as Board or other Committee meetings;
- an annual grant of Deferred Share Units with a cash value of $10,000 at the beginning of the year; and
- all reasonable travel expenses incurred to attend meetings.

The remuneration above covers the function of a director of both the Board of ING Canada and its P&C insurance companies. Directors' compensation is and has been in the past, paid only to non-related, independent Directors.

Additional Information on Deferred Share Unit Plan for Non-Related Directors

To ensure that Directors' compensation is aligned with shareholders' interests, the following program has been put into place:

- $10,000 of the compensation of Directors is in Deferred Share Units ("DSUs") issued at the beginning of the year; and
- the Board's and Committee's annual retainers may be received by a Board member in cash or in DSUs at his or her discretion.

A DSU is a bookkeeping entry that represents an amount owed by the Company to the Directors having the same value as one common share of the Company, but that will not be settled until such time as the Director leaves the Board. Payment of DSUs may be in cash or Common Shares of the Company purchased on the open market at the time of settlement.

DSUs provide an ongoing equity stake in the Company, therefore ensuring alignment of the interests of the Directors with those of the shareholders of the Company. DSUs that have been granted to each non-related Director as at December 30, 2005 total an aggregate amount of 3,838.13 DSUs.

Summary of the Number of Board and Committee Meetings

The following meetings were held in person during the financial year ended December 31, 2005:

Board Meetings	
ING Canada Inc.	7
Committee Meetings	
Audit and Risk Review Committee	5
Conduct Review and Corporate Governance Committee	4
Human Resources Committee	4
Investment Committee	5

APPOINTMENT OF AUDITOR

On the advice of the Audit and Risk Review Committee, the Board recommends voting FOR the appointment of the accounting firm of Ernst & Young LLP ("E&Y") as auditor of the Company for the financial year commencing January 1, 2006 and ending December 31, 2006 and to hold office until the next annual meeting of the shareholders. E&Y has served as auditor of ING Canada and its predecessor companies since 1993.

Pre-approval of External Auditor Services

As part of the Company's corporate governance practices, the Audit and Risk Review Committee has adopted a policy restricting non-audit services that may be provided by E&Y to the Company or its subsidiaries. Prior to the engagement of the External Auditor for non-audit services, the Committee must pre-approve the provision of such services with due consideration to avoiding an impact on auditor independence. This includes consideration of applicable regulatory requirements and guidance and the Company's own internal policies. All services provided by E&Y during the past two years have received the approval of the Board further to the recommendation of the Committee. Fees paid to the Auditor for 2004 and 2005 are as follows.

Auditor Fees
(in thousands of dollars)

	2005	2004
Audit Fees[(1)]	792	920
Audit-Related Fees[(2)]	483	123
Tax Fees[(3)]	55	100
All Other Fees[(4)]	260	318
Total	1,590	1,461

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with our initial public offering and other statutory audit requirements in 2004.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits.

(4) All other fees include fees for other services not included in the preceding categories, primarily audit services for the ING Funds and the translation of financial reports.

The main responsibility of the Board of Directors is to oversee the management of the business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development.

More specifically, the mandate of the Board is to review and approve strategic planning, supervise management and ensure succession planning, identify risks and assess their impact on the business and affairs of the Company, and ensure that adequate controls exist in relation to Compliance and Corporate Governance, including monitoring of conflicts of interest.

To this end, the Board delegates certain of its functions to Committees and the Committees are responsible for reviewing the above aspects more closely and reporting their findings to the Board.

The Board, the Committees and their members may retain independent consultants to advise them.

The reports of the main Committees of the Board are reproduced hereunder.

REPORT OF THE AUDIT AND RISK REVIEW COMMITTEE

The Committee is responsible for overseeing the integrity of the Financial Statements of the Company, its financial reporting processes, its internal controls and its risk management programs (and their implementation).(1)

The Committee is composed of at least three Directors of the Board, who must be independent. Each Committee member also has to be financially literate.

The Committee also ensures that financial reporting is in compliance with legal and regulatory requirements, and reviews and assesses the qualifications, independence and performance of the External Auditor.

The Committee is responsible for reviewing certification by the Chief Executive Officer and the Chief Financial Officer of the financial statements of the Company.

Approval of the Financial Information

In line with its Mandate, the Committee has performed the following functions in 2005:

Financial Review

- reviewed on a continuing basis the best practices in relation to new laws and rules that apply to the Company; in this regard, the CEO and the CFO continued to certify the Consolidated Financial Statements as required under the Canadian Securities Administrators' ("CSA") rules;
- reviewed all interim and annual financial statements, Management Discussion and Analysis and press releases of the Company and either approved such documents or recommended them for approval to the Board of Directors;
- reviewed the examination reports of the Office of the Superintendent of Financial Institutions on the controls and processes of the Company's insurance subsidiaries.

Internal Controls and Disclosure Controls

- reviewed quarterly reports of the Internal Auditor and evaluated internal audit processes and adequacy of resources;

(1) This mandate is presented in its entirety in the Company's Annual Information Form for the most recently completed financial year. The Annual Information Form is available on SEDAR.

- oversaw the implementation of the major project of the Company in relation to the CSA rules regarding the evaluation of the effectiveness of internal control over financial reporting;
- reviewed the reports from the Senior Vice-President, Corporate and Legal Services on legal matters and matters related to litigation;
- reviewed the reports of the Internal Auditor and Management's response to comments.

External Auditor

- reviewed and assessed the External Auditor's Audit plan;
- reviewed all audit and permitted non-audit services performed by the External Auditor;
- confirmed the independence of the External Auditor;
- recommended to the Board the appointment of the External Auditor;
- met regularly with the External Auditor without the presence of Management.

Risk Management

- reviewed the risk management program of the Company, implementation plans and progress reports.

Revised Mandate of the Committee

In February 2005, the Audit and Risk Review Committee revised its mandate, which was subsequently adopted by the Board. The new mandate takes into account the public issuer context of the Company and integrates best practices in this regard.

Private Meetings

The Committee regularly held private meetings with the Vice-President and Head of Corporate Audit Services, the External Auditor, the Chief Actuary, the Chief Compliance Officer, the Chief of Risk Management, and Management.

The Committee is satisfied that the Audit and Risk Review Committee has appropriately fulfilled its mandate in 2005.

(Signed) Audit and Risk Review Committee

Ivan E.H. Duvar (Chair)
Michael A. Mackenzie
Eileen Mercier
Robert Normand

REPORT OF THE CONDUCT REVIEW AND CORPORATE GOVERNANCE COMMITTEE

The Committee is responsible for ensuring a high standard of ethics and compliance in the Company. In this regard, the Committee reviews and approves Related Party Transactions and market conduct programs and, in performing its oversight function over ethics and compliance, ensures that the Company and its subsidiaries meet their legal requirements and employ best practices, as they may change from time to time. As part of its mandate, the Committee identifies and recommends candidates for nomination to the Board, monitors the orientation program for the Directors and maintains a process for assessing the performance of the Board, its Committees and individual Directors.

The Committee is composed of a minimum of three Directors, a majority of whom are independent Directors, and none of whom is an officer or employee of the Company or its P&C insurance subsidiaries.

Oversight over Compliance and Market Conduct Programs

The Committee reviewed and approved the Company's various compliance programs including the Ombudsman's Office, the Privacy Office, market conduct initiatives as well as the Company's relationships with clients, brokerages and regulatory authorities.

Related Party Transactions and Conflicts of Interest

The Committee reviewed the related party transactions during the year in accordance with applicable legislation to ensure that such transactions were at fair market value or at conditions at least as favourable as prevailing market terms and conditions, or fair value if fair market value references did not exist, and assessed the impact of such transactions on the stability and solvency of the Company.

More specifically, the Committee approved inter-company services and charges, including those between ING Canada and ING Groep, and the reallocation of business between ING Canada P&C subsidiaries; the Committee also reviewed the Directors and Officers Questionnaires for 2005 relating to Conflict of Interest, and no concern was identified in this regard.

Corporate Governance

The Committee reviewed the Company's relationship with ING Groep and the related agreements and policies in place that govern this relationship, as well as the Company's text on corporate governance practices included with the Annual Meeting documentation. It also reviewed reports with respect to corporate governance best practices and benchmarking.

Board Appointment and Assessment Processes

The Committee reviewed the results of the annual Self-Assessment on the Effectiveness of the Board, as well as the evaluations of the Committees of the Board. The Committee also reviewed the nomination process in place for the appointment of directors and the orientation and training programs developed for new Board members.

The Committee reviewed the proposed Self-Assessment process of directors, starting for the year 2005. A consultant has been retained to advise the Committee on process and Self-Assessment documentation.

Engagement of External Consultants

The Committee reviewed the procedures for engagement of external consultants. While the Board, the Committees and individual members of the Board are authorized to engage consultants at the expense of the Company, the Committee is responsible for approving such engagements. No external consultant services were requested in 2005.

Revised Mandate and Policies of the Committee

In February 2005, the newly created Conduct Review and Corporate Governance Committee reviewed its mandate, which was subsequently adopted by the Board. The new mandate takes into account the public issuer context of the Company and includes continuous review of best practices and benchmarking in corporate governance.

The Committee has also reviewed the Policy on the appointment of Board members that provides for the independence of Board members, a high level of ethics and market reputation, as well as proficiencies including financial literacy. This Policy also provides mechanisms for ensuring continuity in Board and Committee membership.

Alignment in the Context of the Company's New Status as Public Issuer

As previously mentioned, the Committee reviewed in detail the relationship between the Company and its majority shareholder, ING Groep, including the Co-operation Agreement and related agreements. The Committee reviewed the policies and controls that have been put into place to ensure adequate flow of

information to and from the majority shareholder in this new context and compliance with the Company's corporate disclosure policy and obligations (Refer to Supplemental PREP Prospectus of December 9, 2004 of ING Canada, p. 39 to 44 — "Relationship with ING Groep" and see Section 8 hereunder: Corporate Governance Practices).

The Committee is satisfied that the Conduct Review and Corporate Governance Committee has appropriately fulfilled its mandate in 2005.

(Signed) Conduct Review and Corporate Governance Committee

Michael A. Mackenzie (Chair)
Ivan E.H. Duvar
Robert Normand
Mark A. Tullis

REPORT OF THE HUMAN RESOURCES COMMITTEE

The role of the Human Resources Committee is to assist management in defining a total management policy that supports the Company's overall strategy and objectives, attracting and retaining talent and key executives, linking total compensation to financial performance and attaining strategic objectives with a view to maximizing shareholder return. This includes policies and programs to foster an appropriate culture within the organization to meet goals with respect to diversity and fairness.

The Committee is composed of at least three Directors, a majority of whom are independent.

More specifically, the Committee recommends to the Board policies and programs in relation to compensation, including Benefits and Pension Plans; it reviews and approves or recommends to the Board for approval, the compensation of employees, management and Executives as well as the Chief Executive Officer's assessment and compensation. The Committee also reviews the performance assessments of key senior Executives and ensures that an adequate succession plan is in place and implemented. It periodically reviews Directors' compensation.

Review of Strategic and Organizational Matters

During the year, the Committee reviewed executive compensation programs, performance assessments of the Company's most senior Executives, and succession management for all key executive and senior management positions.

More particularly, the Committee:

- reviewed and assessed the Company's overall approach to executive compensation, including compensation philosophy, to include a larger part of variable income related to the financial performance of the Company and its subsidiaries and personal performance; in this regard, the Committee reviewed the short-term incentive plan and approved the new ING Canada 2005 Stock Incentive Plan as described under Section 4 "Report of the Human Resources Committee on Executive Compensation" hereunder;
- reviewed and approved the proposed succession plan at senior executive and senior management levels;
- reviewed policies and approved total compensation for all the employees of the Company, while ensuring that they are in line with shareholders' interests of the Company for the long term;
- reviewed the Directors' compensation plan and recommended 2005 grants under the ING Canada Deferred Share Unit Plan;
- reviewed and approved proposed action plans to promote diversity in the workplace;
- assessed the CEO's performance and reviewed the performance assessments of key executives and members of senior management;
- reviewed the Company's approach to the management of its pension plans.

Revised Mandate of the Committee

In February 2005, the newly created Human Resources Committee revised its mandate, which was subsequently adopted by the Board. The new mandate takes into account the public issuer context of the Company and integrates best practices in this regard.

The Committee is satisfied that the Human Resources Committee has appropriately fulfilled its mandate in 2005.

(Signed) Human Resources Committee

Marcel Côté (Chair)
Yves Brouillette
Louise Roy
Carol Stephenson

4: REPORT OF THE HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

The following is the Human Resources Committee report on executive compensation for 2005.

Introduction

The Board mandated the Human Resources Committee (the "Committee") to supervise and approve or recommend to the Board the human resources practices and policies of the Company that support the Company's overall strategy and objectives.

The compensation principles that have been retained by the Committee and approved by the Board are as follows:

- target total compensation levels (including base salary, short-term incentives and long-term incentives, benefits and pensions) to the median of the relevant comparator market. While target total compensation levels are at the median, actual total compensation may be above median for the best performers when expectations in terms of growth, combined ratios (expenses and claims ratios) and Return on Equity performance relative to the Canadian property and casualty industry are met or exceeded. Conversely, total direct compensation may be below median if expectations are not met;
- attract, retain and motivate talented executives in a highly competitive business environment;
- offer compensation to management that includes a fixed base salary and variable components that align the objectives of employees with those of the Company and the long-term interests of the shareholders;
- link employees' short-term incentives both to individual performance and achievement of the Company's financial and strategic results;
- link management employees' long-term incentives to the Company's financial results relative to the financial results of the rest of the Canadian P&C insurance industry.
- Identify additional incentive awards that reward performance and recognize special achievements.

Independent Advice

The Committee receives recommendations from management and the majority shareholder, ING Groep, taking into consideration all shareholders' interests. To this end, the Committee works with management and the Compensation team of ING Groep to review employment and compensation practices in the Canadian market in order to ensure that the Company's employees and management are competitively compensated. The Committee may also consult directly with independent experts to fulfill its mandate.

Components of the Compensation of Executives of ING Canada and its subsidiaries

The compensation of Executives (about 100 people) is composed of the following:

- base salary paid in cash to all Executives. Base salaries are adjusted from year to year based on individual performance. Market trends for comparable positions in the Canadian financial services industry are also considered when making salary adjustment decisions;

- all Executives participate in the annual, cash based, Short-term Incentive Plan. Awards are earned based on achievement of the Company's strategic financial and non-financial objectives and the personal performance of individual participants. At the beginning of each year, a target incentive opportunity is communicated to each participant. This target incentive opportunity is expressed as a percentage of the participant's salary. Incentive opportunity ranges from a minimum of 0% of target to a maximum of 200% of target. The median bonus practices of the Canadian financial service companies for comparable positions are considered when setting target bonus percentages.

In 2005, the Board approved implementation of the ING Canada 2005 Stock Incentive Plan to better align the interest of ING Canada Executives with the interest of ING Canada shareholders. In prior years, ING Canada Executives participated in long-term incentive plans provided by ING Groep and ING Americas. Under the ING Canada 2005 Stock Incentive Plan, participants are awarded notional share units referred to as Performance Units. One performance unit is equal to one common share of ING Canada. The median long-term incentive practices of Canadian financial services companies for comparable positions are considered when determining the size of individual awards. Each award vests and is paid-out at the end of the three-year performance cycle. The value of the pay-out is based on the then current share market price and may be increased by up to 100% or decreased to as low as 0% based on the Company's three-year average return on equity relative to the Canadian P&C industry three-year average return on equity. The payment is in the form of ING Canada common shares. Restrictions are placed on such shares that prohibit their sale for a period of 2 years following payment of the award.

Such units lapse with early termination of employment of an executive, for any reason other than death, disability or retirement.

Pension Plans

ING Canada's executives at the level of vice-president and above benefit from two pension plans: a base plan, with pensionable earnings to the annual limits allowed by the Canada Revenue Agency ("CRA"); and a supplementary executive retirement plan ("SERP") for the difference between the limits established by the CRA and the executive's pensionable earnings. The SERP serves as a retention tool for executives and vests when the executive has completed five years of service with the Company and attained the age of 55. For certain senior executives, pensionable earnings comprise both base salary and 50% of short-term bonus targets.

The table contained in Section 5 hereunder illustrates the annual retirement benefits, effective January 1, 2000, available to certain of our executives, depending on their years of service. The pension benefits indicated are payable at normal retirement age. This table describes the retirement benefits under the current base plan and SERP combined.

Compensation of the President and Chief Executive Officer

Mr. Dussault's compensation is established separately by the Committee after considering the recommendations of ING Groep's Executive Management. In 2005, the compensation package consisted of a combination of base salary, cash bonus under the Short Term Incentive Plan, a perquisite allowance equal to 5% of salary plus $7,500, benefits, and a Performance Unit Award under the ING Canada 2005 Stock Incentive Plan. The Board is of the view that this structure aligns the personal interest of Mr. Dussault with those of the shareholders.

In February 2005, the Committee approved a 3.5% salary increase for Mr. Dussault from $462,000 to $478,170.

The Committee also awarded Mr. Dussault a $619,410 annual incentive payment for 2004, or 179% of the target award. The Board's decision on Mr Dussault's annual incentive payment was based 75% on ING Canada's financial and strategic objective performance which achieved 190% of target, 10% on the financial performance of ING Americas that achieved 148% of target and 15% on the financial performance of ING Groep that achieved 143% of target.

During 2005, the Committee also approved a long-term incentive award for Mr. Dussault consisting of a grant of 32,726 performance units under the ING Canada 2005 Stock Incentive Plan. The Committee determined the amount of this award after reviewing competitive market data and Mr. Dussault's individual performance.

Executive Compensation for 2003 through 2005

The Committee has reviewed the Executive Compensation of the most senior Executives for 2003 through 2005, which is presented in Section 5 hereunder.

(Signed) Human Resources Committee

Marcel Côté, Chair
Yves Brouillette
Louise Roy
Carol Stephenson

5: EXECUTIVE COMPENSATION

Summary of Total Compensation of Named Executive Officers

Summary Compensation Table

		Annual Compensation			Long-Term Compensation				
					Awards[b]		Payouts[g]		
Name and Principal Position	Year	Salary ($K)	Bonus ($K)	Other Annual Compensation ($K)[a]	Options Granted (#)[b]	Performance Shares Granted (#)[f]	RPU Shares (#)[g]	RPU Payout Value (CAD$K)[h]	All Other Compensation
Claude Dussault	2005	477.9	619.4	—	—	32,726	(e) 8,820	323.1	—
President and Chief	2004	461.7	450.9	—	40,890	13,630	(d) 1,150	32.9	—
Executive Officer	2003	440.0	293.1	—	31,000	11,300	(c) 1,000	18.6	—
Michael Cunningham[i]	2005	364.2	250.9	—	—	5,001	(e) 2,110	77.6	—
Senior Vice President	2004	375.8	243.9	60.1	9,410	3,137	(d) 2,220	63.2	—
and CFO	2003	406.7	232.0	65.1	6,400	2,600	(c) 1,490	27.6	—
Derek Iles	2005	319.8	314.9	—	—	11,559	(e) 2,750	100.7	—
Executive Vice President	2004	309.9	213.7	—	13,720	4,574	(d) 500	14.3	—
	2003	300.0	140.3	—	9,000	3,600	(c) 410	7.6	—
Don Lough	2005	309.8	293.5	—	—	11,198	(e) 2,840	104.0	—
Executive Vice President	2004	299.9	199.9	—	13,280	4,427	(d) 810	23.2	—
	2003	294.0	144.8	—	8,900	3,600	(c) 660	12.3	—
Jacques Valotaire	2005	319.6	293.5	—	—	11,559	(e) 2,700	98.9	—
Executive Vice President	2004	299.8	193.7	—	13,280	4,427	(d) 770	22.1	—
	2003	285.0	144.5	—	8,600	3,500	(c) 650	12.1	—

(a) The compensation package for the Named Executive Officers includes perquisites. Perquisites and other personal benefits, securities or property are only included in the "Other Annual Compensation" columns where items in the aggregate exceed the lesser of $50,000 or 10% of salary and bonus.

Awards

(b) In 2003, the executive officers named above were granted options in ING Groep under the Global Share Option Plan (GSOP). In 2004, the named executive officers were granted options under the ING Groep global long-term incentive plan called ***leo*** (Long-Term Equity Ownership) which was implemented in 2004. Options granted under prior plans will continue to be held until exercise, vesting or expiration. The stock options have a strike price (in EUR) equal to the fair market value of ING Groep stock on the date of grant. Options granted under GSOP have a 10-year option life and vest ⅓ per year at the end of the first, second and third years following grant date. Following vesting, they are then exercisable during the remaining option life. The options granted under ***leo*** vest three years after the grant date and can be exercised up to seven years after the vesting date.

(c) In 2003 the executive officers named above were granted performance units under the ING Americas Stock Incentive Plan. Under this plan, participants were granted contingent share units which have a notional value equal to one share of ING American Depository Receipts (ADR) as listed on the New York Stock Exchange. The actual number of shares awarded is based on ING Groep's three-year Total Shareholder Return relative to a peer group of international financial services companies. The range of potential payout under the Plan can vary from 0% to 200% of target.

(d) In 2004, the executive officers named above were granted performance shares under ***leo***. Under this plan, participants were granted contingent shares which have a notional value equal to one share of ING Bearer Depository Receipts (BDR) as listed on the Euronext Stock Exchange. The actual number of shares awarded is based on ING Groep's three-year Total Shareholder Return relative to a peer group of international financial services companies. The range of potential payout under the Plan can vary from 0% to 200% of target.

(e) In 2005, the executive officers named above were granted performance units under the ING Canada 2005 Stock Incentive Plan. These awards are further explained under Components of the Compensation of Executives of ING Canada and its subsidiaries above.

(f) The aggregate number of performance units and performance shares held by Mr. Dussault, Mr. Cunningham, Mr. Iles, Mr. Lough and Mr. Valotaire as of December 31, 2005 were 57,656, 10,738, 19,733, 19,225 and 19,486 respectively.

Payouts

(g) Awards were made to the named executive officers under the ING Americas Stock Incentive Plan 2000-2002, 2001-2003 and 2002-2004 Restricted Performance Unit (RPU) cycles. Participants were provided a contingent award of a target number of RPU's, each of which are equal to one ADR as traded on the New York Stock Exchange at the beginning of each cycle, with the final payout dependant on the collective financial performance of ING Americas during the respective performance cycle. Payouts could range from 0%-200% of target. Performance under the 2000-2002, 2001-2003 and 2002-2004 cycles resulted in payouts of 33.8%, 61.6% and 111% of target, respectively. The number of units shown represents 33.8%, 61.6% and 111% of each individuals target award, respectively.

(h) For Canadian participants, the value of the earned shares is deposited into a notional share account (a phantom account) that tracks the price of ING Groep stock. The notional shares are credited with dividends and liquidated subsequent to the termination of employment. The value was converted from Euros to Canadian Dollars at the March 14, 2003, March 31, 2004 and March 31, 2005 exchange rates of C$1.5896, C$1.6018 and C$1.5720 = €1.00, respectively; and, ING BDR price as listed on the Euronext Exchange of €11.70, €17.88 and €23.30, respectively. This is a change in methodology from the disclosure in the 2004 Proxy Management Circular. The change in disclosure methodology is to align the disclosure with notional share account administrative procedures.

(i) Michael Cunningham, who is a U.S. expatriate, does not have a notional share account. His shares were delivered to him on March 15, 2003, March 31, 2004 and March 31, 2005. Mr. Cunningham works exclusively for ING Canada, but further to an arrangement with ING Americas, 50% of his remuneration is paid by ING Americas and the remaining 50% by ING Canada. The dollar amounts shown above represent Mr. Cunningham's total remuneration package and are converted from U.S. dollars to Canadian dollars as follows: Salary — the yearly average exchange rate for 2003, 2004 and 2005 of C$1.4025, C$1.2960 and C$1.2101 = U.S. $1.00; Bonus — the March 14, 2003, March 15, 2004 and March 15, 2005 exchange rates of C$1.4732, C$1.3340 and C$1.2069 = U.S. $1.00; and, Performance Units — March 14, 2003, March 31, 2004 and March 31, 2005 exchange rates of C$1.4732, C$1.3095 and C$1.2127 = U.S. $1.00, respectively; and, ING ADR price as listed on the New York Stock Exchange of $12.21, $22.05 and $30.23, respectively. In addition, because Mr. Cunningham is an expatriate, he receives an assignment allowance equivalent to 10% of his base salary. In 2003 and 2004 Mr. Cunningham received a business allowance of 6% of salary. This program was discontinued as of December 31, 2004. Mr. Cunningham has announced his intention to retire from ING as of March 31, 2006. In the 2005 Proxy Management Circular, year end US to Canadian dollar exchange rates were used to convert Mr. Cunningham's compensation to Canadian dollars. The method disclosed in this footnote (i) more accurately reflects the value received by Mr. Cunningham.

Long Term Incentive Plan (LTIP) — Awards in Most Recently Completed Financial Year

NEO Name	Securities, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Claude Dussault	32,726	December 31, 2007	0	32,726	65,452
Michael Cunningham[(1)]	5,001	January 1, 2008	0	5,001	10,002
Derek Iles	11,559	December 31, 2007	0	11,559	23,118
Don Lough	11,198	December 31, 2007	0	11,198	22,396
Jacques Valotaire	11,559	December 31, 2007	0	11,559	23,118

(1) Further to an arrangement with ING Americas, 50% of this remuneration is paid by ING Canada, and the remaining 50% by ING Americas. Since Mr. Cunningham is subject to US Internal Revenue Code section 409(a), his vesting date is January 1st of the year following the end of the performance period.

In 2005, ING Canada established a long-term incentive plan called ***The ING Canada 2005 Stock Incentive Plan (the "Plan")***. Under the ***Plan***, employees are granted performance units.

The performance units are contingent awards of ING Canada stock that vest at the end of three-year performance periods. The final payout is dependent on ING Canada's three year average Return on Equity (ROE) relative to the three-year average ROE performance of the Canadian Property and Casualty Industry. Payouts can range from 0%-200% of target, depending on ING Canada's relative ROE performance over the three-year performance period. Resale restrictions are placed on ING Canada stock awarded under the plan that prohibit sale or transfer for two years following the award.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (CAD$)[(1)] Exercisable/Unexercisable
Claude Dussault	0	0	92,216 / 51,224	572,116 / 831,994
Michael Cunningham	0	0	45,116 / 11,544	396,241 / 185,879
Derek Iles	6,000	107,613	37,550 / 16,720	34,405 / 268,462
Don Lough	0	0	34,102 / 16, 248	164,975 / 261,322
Jacques Valotaire	0	0	41,952 / 16,148	232,088 / 259,033

(1) Closing price of ING Groep stock as of December 30, 2005: €29.30. The value of unexercised options was converted from Euros at the 2005 year-end exchange rate of C$1.3750 = €1.00. This is a change from the disclosure method used in the 2005 Proxy Management Circular. This change aligns with the administration of the ING Groep long-term incentive plans.

Pension Plan Entitlements based on Years of Service
(in $ per year)

Final Average Earnings[1]	Years of Service[2] 15	20	25	30	35	40
$ 125,000	$ 37,500	$ 50,000	$ 62,500	$ 75,000	$ 87,500	$ 100,000
150,000	45,000	60,000	75,000	90,000	105,000	120,000
175,000	52,500	70,000	87,500	105,000	122,500	140,000
200,000	60,000	80,000	100,000	120,000	140,000	160,000
225,000	67,500	90,000	112,500	135,000	157,500	180,000
250,000	75,000	100,000	125,000	150,000	175,000	200,000
275,000	82,500	110,000	137,500	165,000	192,500	220,000
300,000	90,000	120,000	150,000	180,000	210,000	240,000
400,000	120,000	160,000	200,000	240,000	280,000	320,000
500,000	150,000	200,000	250,000	300,000	350,000	400,000
600,000	180,000	240,000	300,000	360,000	420,000	480,000
700,000	210,000	280,000	350,000	420,000	490,000	560,000
800,000	240,000	320,000	400,000	480,000	560,000	640,000
900,000	270,000	360,000	450,000	540,000	630,000	720,000
1,000.000	300,000	400,000	500,000	600,000	700,000	800,000
1,100.000	330,000	440,000	550,000	660,000	770,000	880,000
1,200.000	360,000	480,000	600,000	720,000	840,000	960,000
1,300.000	390,000	520,000	650,000	780,000	910,000	1,040,000
1,400.000	420,000	560,000	700,000	840,000	980,000	1,120,000
1,500.000	450,000	600,000	750,000	900,000	1,050,000	1,200,000

(1) Pensionable earnings are calculated by adding base salary and 50% of target short-term bonus entitlement for the named executive officers except Mr. Cunningham. The final average earnings are calculated on the best 5 consecutive years out of the last 10.

(2) Prior to January 1, 2000, pension entitlement was slightly lower than shown in the above table, being based on 1.3% per year of service up to the annual CRA maximum and 2% per year of service for pensionable earnings above that maximum. The above pension entitlements are based on 2% of the final average earnings per year of service and are not subject to Canada Pension Plan or Québec Pension Plan offset amounts.

The following table sets out the years of credited service of our named executive officers, other than Mr. Cunningham who participated in pension plans with ING Americas, as at December 31, 2005.

	Years of Credited Service
Claude Dussault	20
Derek Iles	12
Don Lough	16
Jacques Valotaire	23[1]

(1) Mr. Valotaire has 23 years of credited service with respect to the base plan and 15 years of credited service with respect to the SERP. Upon employment with the Company, it was agreed for Mr. Valotaire to buy back years of credited service with his previous employer with respect to the base plan only.

Compensation of Directors

Please refer to the "Directors Compensation" section at page 10 of this Circular.

6: INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND LIABILITY INSURANCE

To the knowledge of the Company, there was no outstanding indebtedness to the Company or to its subsidiaries, incurred by Directors, executive Officers, employees or former Directors, executive Officers or employees of the Company, except under a loan program for the acquisition of computer equipment and software that is available to all the employees of the Company. Advances to a person under this program are of a nominal value (average: $4,000). As well, a number of executive officers benefited from a reduced rate of interest on their personal residence mortgage, provided by a sister company, ING Bank of Canada; this program provides for a company subsidy of up to 30% of the Bank's posted rate plus 1% for the offered term.

ING Canada is covered by civil liability insurance for Directors and Officers of the Company and its subsidiaries that is purchased by ING Groep for itself and all its subsidiaries. This policy provides coverage in excess of Euros 125,000,000 (approximately C$176,375,000, as of March 21, 2006) with an ING Canada deductible of Euros 100,000 (approximately C$141,100, as of March 21, 2006) per claim. Please note that there is no deductible charged to any individual director, officer or employee. This insurance covers directors, officers and employees of the Company for acts committed in the performance of their duties as directors, officers or employees; illegal acts and those committed for personal gain are excluded from this coverage. The premium paid by the Company (Euros 172,000 for the current policy year) is part of the allocation of costs, fees and expenses of ING Groep to its subsidiaries for services provided to them; such allocation is generally based on costs, fees and expenses which approximates fair value.

7: PERFORMANCE GRAPH OF THE COMMON SHARES OF THE COMPANY

The following graph compares the total cumulative return for $100 invested in Common Shares on December 10, 2004, with the total cumulative return of the S&P/TSX Composite Index and the S&P/TSX Composite Index-Property & Casualty Insurance for the period from December 10, 2004, the date the Common Shares commenced trading on the Toronto Stock Exchange (the "TSX"), through to December 30, 2005.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends



$210
$180
$150
$120
$90

	Dec. 10, 2004	Dec. 31, 2004	Dec. 30, 2005
ING Canada	100.00	112.73	200.38
S&P/TSX Composite Index	100.00	102.79	127.58
S&P/TSX Composite Index – Property & Casualty Insurance	100.00	103.37	128.16

8: CORPORATE GOVERNANCE PRACTICES

Although ING Canada was a private company until December 10, 2004, it had a long-standing practice of following strict corporate governance rules and implementing progressive governance practices on the basis that it was a wholly-owned subsidiary of a large publicly listed financial holding company, and that it was also the holding company of a number of highly regulated financial institutions in Canada.

ING Canada, following the example of its parent company, ING Groep, considered that corporate governance and sound market practices were essential components of its operations. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange ("TSX"), ING Canada has corporate governance practices that are not only consistent with the requirements of the TSX and the applicable rules of the Canadian Securities Administrators ("CSA"), but in certain cases exceed such requirements.

ING Canada has signed with ING Groep a Co-operation Agreement and other related agreements whereby ING Groep has special approval rights in certain circumstances. These rights include the right to nominate and elect a certain number of directors to the Board of ING Canada as determined by the percentage of common shares of the Company owned by ING Groep from time to time. Currently, ING Groep has the right to nominate and elect five directors out of twelve. Please refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44 — "Relationship with ING Groep" for further information.

The Company's Statement of Corporate Governance Practices is attached as **Schedule A** to this Circular.

9: SHAREHOLDER PROPOSALS

The *Canada Business Corporations Act* permits certain eligible shareholders of the Company to submit shareholder proposals to the Company for inclusion in a management proxy circular for an annual meeting of shareholders. No shareholder proposals were submitted for consideration at the 2006 annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2007 is December 28, 2006.

10: ADDITIONAL INFORMATION AND CONTACTING ING CANADA

Further information relating to ING Canada may be obtained from its website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005 and these documents are accessible through SEDAR.

To obtain a copy of these documents together with the Company's Annual Information Form, when available, at no cost, please contact the Secretary's Office of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone at (416) 941-5149, or by fax at (416) 941-5322, or at 1611 Crémazie Boulevard East, 10th Floor, Montréal, Québec, H2M 2R9, or by telephone at (514) 985-7111, ext. 8367 or by fax at (514) 842-6958; you may also contact the Investors Relations Department of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone toll-free within North America at 1-866-778-0774 ((416) 941-5181 outside North America), or by fax at (416) 941-0006.

11: APPROVAL OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Company.

Françoise Guénette
Senior Vice-President,
Corporate and Legal Services and Secretary

March 27, 2006

SCHEDULE A

ING Canada Inc.

Statement of Corporate Governance Practices

In establishing its governance practices, the Board of ING Canada has adopted principles, structures and processes to enable the Board to carry out its responsibilities more effectively and that are focused on the implementation, development and maintenance of a compliance and corporate governance mindset throughout the company.

These principles, structures and processes include the following: a Code of Conduct that details high ethical standards; the support of a dedicated Compliance team that follows legislative, regulatory and compliance and governance trends and best practices; various policies and reporting mechanisms including Whistleblower procedures and Incident Reporting. The Company has also put in place strict policies on conflict of interest, disclosure of confidential information and insider trading.

By virtue of the Code of Conduct, the Company has endorsed high ethical and compliance principles to promote integrity. These principles shape the Company's activities globally and apply to all of our employees, including our officers and directors. They include abiding by the law, respecting confidentiality, avoiding conflicts of interest, respect in the workplace, proper use of the Company's resources and opportunities and sound market conduct, the whole based on personal accountability.

The compliance programs and systems, including the Code of Conduct and its related policies and processes, are managed by the Company's full-time dedicated compliance team that reports to the Senior Vice-President, Corporate and Legal Services, and Secretary, in addition to 22 representatives from the operations and Human Resources departments across Canada. This statement of corporate governance is responsive to the rules and guidelines adopted by the Canadian securities regulatory authorities, as set out in National Instrument 58-101 Disclosure of Corporate Governance Practices, National Policy 58-201 Corporate Governance Guidelines and Multilateral Instrument 52-110 on Audit Committees ("Disclosure Rules"). The Board of Directors has approved this disclosure on the recommendation of its Conduct Review and Corporate Governance Committee.

Additional information about our governance programs may be found in our 2005 Annual Report, on SEDAR where our Code of Conduct is filed, and in this Statement of Corporate Governance Practices.

We will continue to follow changes and consider amendments to our governance practices as appropriate and in the context of our relationship with our majority shareholder. Please refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44 — "Relationship with ING Groep" for further information.

BOARD OF DIRECTORS

Director Independence

The Company is subject to various disclosure rules, guidelines and requirements governing the independence of the Board and its committees.

Independence of a director is defined as a person who has no direct or indirect material relationship with the Company, its parent, subsidiaries, or its auditors, or as a partner, officer or significant shareholder of an entity that has a material relationship with the Company.

The Conduct Review and Corporate Governance Committee determines, at least annually, whether a director is independent, based on information provided by each director on a conflict of interest questionnaire that lists his/her personal business and other relationships and dealings with the Company or its affiliates and our auditors. The conflict of interest questionnaire also requires disclosure of all entities with which a director or an officer is involved.

Additional information relating to each director standing for election may be found on pages 3 to 8 of this Circular.

As stated above, the Company has signed a Co-operation Agreement with its majority shareholder whereby ING Groep is entitled to appoint and elect nominees to the Board of ING Canada based upon its ownership stake in the Company: currently, ING Groep is entitled to appoint and elect five (5) nominees out of twelve (12) candidates to be elected to the Board.

Seven (7) out of the twelve (12) candidates proposed for election qualify as unrelated and independent, as they are independent from management and from the majority shareholder, and free from any interest, function, business or other relationship that could, or could reasonably be perceived to, materially, interfere with the Director's ability to act in the Company's best interest. Among the seven members are Eileen Mercier and Paul Cantor, who, along with ING Groep nominee Claude Dussault, are currently Directors of ING Bank of Canada, which reports to the banking division of ING Groep, such division being separate from the insurance division of ING Groep and therefore not reasonably expected to interfere with the exercise of the independent judgement of these three directors.

Independent Lead Director

The roles of Chairman and Chief Executive Officer are separate. Yves Brouillette, a related director nominated and elected by ING Groep, acted as Chairman in 2005. In this context, Michael Mackenzie, an independent director and Chairman of the Conduct Review and Corporate Governance Committee, has acted as "lead director" to manage the independence process and lead the Board in meeting its obligations and responsibilities to all shareholders. In this capacity, Mr. Mackenzie has presided over private sessions of the independent directors (and occasionally private sessions of all of the directors) without the presence of management. In 2005, five (5) such meetings were held among the independent Board members.

It is also the practice of each Committee of the Board to meet without management present immediately following each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes and contexts, succession planning, executive assessments and strategy. Each of these committees (Conduct Review and Corporate Governance Committee, Audit and Risk Review Committee and Human Resources Committee) held four (4) private meetings of their independent members during 2005.

It is to be noted that Mr. Yves Brouillette retired from his functions as Chief Executive Officer of ING Latin America in the fall of 2005. Mr. Brouillette is now a corporate director who will continue to be nominated and elected by ING Groep and will continue to act as Chairman of the Board until further notice. Mr. Brouillette will ensure a liaison between the Board and its committees, the Board and management, and the Board and the majority shareholder: in this regard, the Chairman shall work closely with the Chair of the Conduct Review and Corporate Governance Committee.

Board Mandate

The Board, either directly or through its committees, explicitly assumes responsibility for the stewardship of the Company; it is responsible for the supervision of the management of the business and affairs of the Company with the objective of enhancing the value of the Company for its shareholders and with a view to ensuring the Company's long-term viability.

The Board Mandate (reproduced on pages 32 to 34 of this Circular) sets out the responsibilities of the Board, which can be summarized as follows: review and approval of the strategic plan and in relation thereto approval of material transactions; supervision of Senior Management and Succession Planning including the appointment of the Chief Executive Officer and ensuring that other executives are in place to ensure sound management of the Company; oversight of financial reporting including ensuring the accuracy of financial statements and returns and timely reporting and disclosure; assessment by the Board of its own effectiveness and that of its committees and members; ensuring that the Company has sound risk management programs and also ensuring that the Company has appropriate internal controls in place; and ensuring a business ethics, compliance and corporate governance mindset and creation of a culture of integrity throughout the organisation. Finally, the mandate of the Board confirms independent access of the Board and its committees to outside consultants and experts.

Position descriptions

The Board Mandate and the position descriptions of the Chairman of the Board and of the Committee Chairs define the roles and responsibilities of the Board, its Committees and their Chairs. The description of the functions of the Chief Executive Officer delineate management's responsibilities. These mandates, the by-laws of the Company and Board resolutions that are adopted from time to time, including signature authority limits, clearly define the limits to management's authority.

The description of the functions of the Chairman of the Board takes into account the special relationship that exists between the Company and its majority shareholder, ING Groep, through the Co-operation Agreement.

The description of functions of the President and Chief Executive Officer has been developed with the input of the Chief Executive Officer and has been approved by the Board of Directors. This description of functions includes: Leadership Role; Strategic Planning; Financial Results; Succession Planning; Human Resources Management; Board Relations and Overall Performance. The CEO is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Company with a view to maximizing shareholders value and ensuring the long-term viability of the Company.

Orientation and Continuing Education

Each Director receives a Directors' Manual or an update of the Directors' Manual annually. A copy of the Directors' Manual is also provided to new Directors. This Manual includes information on the corporate and organizational structures of the Company and its subsidiaries, a description of its Board and Committees, their mandates and composition, the corporate governance and compliance programs of the Company, and a template of the subjects presented to the Board and its Committees at each of their regular meetings.

Directors are expected to attend all Board and Committee meetings in person, although attendance by video-conference or telephone is also accepted in appropriate circumstances. Directors are also expected to prepare in advance of each meeting in order to positively contribute to discussions and decisions.

At each Board meeting, a strategic review is presented to the Board that repositions the Company in its various markets and that reiterates main developments and challenges; at each such meeting, a special subject is also covered with a view to keeping the Directors informed and up-to-date in relation to industry developments, new legislation that affects operations and distribution, as well as political and social trends. Each year, at the dedicated strategic planning meeting, an overview of the industry is provided to the Directors together with an assessment of the risks and opportunities and market trends: threats and opportunities as well as strengths and weaknesses are presented and discussed with the Board of Directors, who are expected to give their points of view and provide input on the assessment of such risks. Senior Management representatives are invited to present their vision of the main aspects affecting their respective sector of activities. In addition, an industry publication of the Insurance Bureau of Canada detailing industry results and its main issues is made available to the Directors on a quarterly basis.

Finally, a training session is organized on a yearly basis to cover various aspects related to the Company and its subsidiaries, including subjects such as industry information, interpretation of financial information, marketing programs, distribution programs, corporate governance, risk management and other pertinent subjects.

Programs for new Directors also include one-on-one meetings with executives holding key functions at the Company.

Code of Conduct and Ethics

The Board has adopted a Code of Conduct that is filed on SEDAR. This Code of Conduct applies to all employees, officers and Directors of the Company. It provides a framework to promote integrity and, together with related compliance programs, it provides mechanisms to detect and deter wrongdoing.

The Code of Conduct promotes the highest levels of personal conduct and ethical standards in conformity with the law while promoting the spirit of fairness and honesty behind the law; it promotes respect for privacy and confidential information and fosters open and honest communication and disclosure.

A number of policies have been adopted over the years and are amended from time to time to take into account new trends in best practices and legal requirements; such policies include Conflicts of interest, Protection and proper use of the Company's assets and opportunities, Incident Reporting and Whistleblowing procedures. In this regard, procedures allow reporting on a confidential and anonymous basis: complaints can be made by telephone or e-mail or direct communications through Internal Audit Services, the Law and Compliance Department or Human Resources: complaints can also be brought to the Conduct Review and Corporate Governance Committee or to the Board. All complaints and compliance issues are reported to the Legal and Compliance team that makes a determination as to the most appropriate forum to deal with the complaint. The Senior Vice-President, Corporate and Legal Services, and Secretary, who is also ultimately responsible for Compliance in Canada, reports to the Conduct Review and Corporate Governance Committee on a quarterly basis and to the Board on an annual basis: such reports cover compliance programs, compliance issues, clients' complaints and statistics, performance for the past year and Action Plan for the following twelve to fifteen months. The Audit and Risk Review Committee is also notified by the Senior Vice-President, Corporate Audit Services, if a complaint relates to accounting, internal controls or audit matters or if fraudulent conduct is involved. In such instances, the Audit and Risk Review Committee determines how the case will be handled.

Nomination of Directors

The Conduct Review and Corporate Governance Committee is the nominating committee of the Board of Directors. As such, this Committee is responsible for the review of the "Nomination Policy for the Board and Committee Members" (the "Nomination Policy") and for its implementation once it is approved by the Board. The Committee also reviews the nomination process as well as the orientation and education programs for new members and for current members.

The Conduct Review and Corporate Governance Committee is also responsible for assessing the Board of Directors and the members of the Board and its Committees on an on-going basis. As part of the process, the Committee considers the competencies and skills of the Board, as a whole, and required competencies and skills from new members. Candidates are screened to ensure they have the following attributes: integrity, judgment, financial literacy, excellent communication skills, ability to act as a team player, in addition to adhering to the values of the Company expressed in its Code of Conduct and related policies referred to above.

The Nomination Policy process also provides for verification and monitoring of conflicts of interest and relationships with the Company and its affiliates, as well as the independence of directors.

In 2005, the Committee was composed of four members, one of whom represented the majority shareholder and therefore was not "unrelated" or "independent": this member does not participate in discussions on new Board member appointments and abstains from voting on such appointments.

Size of the Board and Election of Directors

The size of the Board and the election process is described on page 3 of this Circular. We consider that the size of the Board and its Committees is appropriate. With respect to the election process, as previously noted, it is subject to the Co-operation Agreement between the Company and ING Groep.

Compensation

See pages 15 to 21 of this Circular for information on Compensation, CEO assessment and determination of remuneration.

Board Assessment

For many years now, the Board has been proceeding to its Self-Assessment. Prior to 2005, the Self-Assessment was completed by the independent Board members only. Starting in 2005, the Self-Assessment

questionnaire is also completed by the related directors who represent ING Groep; it was judged that the Company would benefit from the vast experience of the related directors regarding Board matters and functioning. The results of the two groups are analyzed separately and jointly for the benefit of the Conduct Review and Corporate Governance Committee and the Board.

The Conduct Review and Corporate Governance Committee monitors the Board Self-Assessment process and reports to the Board which also receives the Summary Report and analysis that includes all of the comments received from the directors. The Conduct Review and Corporate Governance Committee also reviews and approves the Action Plan to address comments from the Directors with a view to improving Board and Committee processes, documentation and performance.

As of 2005, a process has been put into place for the Self-Assessment of each individual director with the assistance of an external consultant. The Self-Assessment process includes completion of the Self-Assessment questionnaire by all of the directors, who return it on a confidential basis to the external consultant for analysis and reporting to the Chairman of the Board, with recommendations. Each director will then meet with the Chairman of the Board to discuss his or her contribution to the Board and its Committees, as well as his or her own competencies and skills and what he or she is expected to bring to the Board.

Disclosure process

The Board has approved disclosure policies upon the recommendation of the Conduct Review and Corporate Governance Committee and the Audit and Risk Review Committee. The Corporate disclosure policies include processes and guidelines for ensuring the timely disclosure of all material information; this policy has established guidelines to avoid selective disclosure and to ensure wide dissemination of confidential material information. The Disclosure Committee is composed of the CEO, the CFO, the Chief Legal Officer (who chairs this Committee), the Head of Communications and other representatives of the Company, including an Executive Vice-President and representatives from the Company's Investors Relations Department; this Committee reviews and assesses each specific issue or situation to determine if it constitutes material information and if, how and when it should be publicly disseminated. The Disclosure Committee also determines if a situation must be referred to the Audit and Risk Review Committee or the Board for consideration and further assessment.

The Disclosure Committee has a sub-committee dedicated to financial disclosure: this sub-committee is composed of executives knowledgeable and possessing the skills and proficiencies to review and assess financial information. This Sub-Committee meets on a quarterly and annual basis and as needed to review any financial information that is made public by the Company; it recommends the approval of key documents to the Board or its Audit and Risk Review Committee, such as interim and annual financial statements, MD&A and Press Releases.

Committees of the Board

The Board has appointed the following committees:

- *Conduct Review and Corporate Governance Committee*

  This Committee has three main functions:

  - it is responsible for developing and maintaining principles and programs consistent with the highest standards of corporate governance, compliance and market conduct;
  - as previously noted, this Committee is the Nominating Committee of the Company;
  - the Committee is also responsible for designing and implementing the Board and individual directors' assessment programs.

  In 2005, no outside consultant was retained by the Committee. An outside consultant has recently been retained to review the Self-Assessment process and content of individual directors for 2005. A report of the activities of this Committee for 2005 is available on pages 13 to 15 of this Circular: it includes the names of the Chair and the Committee members.

- *Audit and Risk Review Committee*

  The main functions of this Committee are:

  - oversee the integrity of the Company's financial information and its timely disclosure;
  - review the works and programs of the Company's Internal Audit Services and oversee the quality and integrity of the internal controls and procedures;
  - establish procedures for the receipt and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and fraud cases;
  - oversee the risk management policy and procedures;
  - ensure relationship with External Auditor and, in this regard, review the External Audit proposed programs and recommend the remuneration of the External Auditor to the Board of Directors.

  This Committee is composed of independent directors only and the Board of Directors has determined that each member of the Committee is "financially literate" as such terms are used in the CSA rules.

  This Committee meets in private with the Internal Auditor, the External Auditor, the Chief Actuary, the Compliance and Risk Management Officers and Management. The members of the Committee also meet in private at each meeting, without the presence of Management.

  This Committee also pre-approves all audit and non-audit services performed by the External Auditors.

  See page 11 of this Circular for fees paid to External Auditor in 2005 and pages 12 and 13 for the report on the activities of this Committee in 2005, including the names of the Chair and Committee members.

- *Human Resources Committee*

  The role of this Committee is to assist management in defining total management policy that supports the Company's overall strategy and objectives, attracts and retains talent and key executives and links total compensation to performance and attaining objectives.

  The main functions of this Committee are:

  - review and assess the CEO at least once a year and recommend the CEO's compensation to the Board for approval;
  - review the assessment of the senior executives of the Company and approve their compensation;
  - review the policies and programs related to succession planning and talent development;
  - review the Directors' compensation with the same philosophy as that used for senior executives, namely to attract and retain key Board members with a view to enhancing the Company's ability to determine its plans and strategies for attainment of the Company's objectives.

  See pages 15 to 18 of this Circular for the Report on the activities of this Committee for 2005.

  See page 10 of this Circular for information regarding Directors' compensation and pages 18 to 21 for information regarding Executive Compensation.

- *Investment Committee*

  The role of this Committee is to advise the Company on the investment strategies that are appropriate in the context of the P&C insurance subsidiaries' activities.

  The main functions of this Committee are:

  - recommend to the Board of Directors the adoption of an investment policy that is likely to support the P&C subsidiaries in meeting their financial obligations, in addition to maximizing the return on such investments while preserving value for the long-term;

- approve strategies that are in line with the investment policy approved and reviewed by the Board from time to time;
- approve investment tools in view of supporting the furtherance of the investment policy and strategies of the Company;
- review investment results of the Company and take appropriate measures to re-align strategies and select or re-select advisors and portfolio managers;
- review and follow specific investments as required; and
- review compliance reports in relation to the activities of the portfolio manager, ING Investment Management, Inc., a wholly owned subsidiary of the Company.

SCHEDULE B

Mandate of the Board of Directors
ING Canada Inc.
And its P&C Insurance Companies

I. Purpose

The main responsibility of the Board of Directors is to oversee the management of business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development. The Board appoints the following committees to assist it in its stewardship role: the Audit and Risk Review Committee, the Conduct Review and Corporate Governance Committee, the Human Resources Committee, and the Investment Committee. The Board may also appoint other Committees, such as Pension Committee or Risk Management Committee and others, as it deems appropriate.

II. Composition

The composition of the Board is determined based on applicable legal requirements and subject to the Co-operation Agreement and related documents executed by ING Canada Inc. and ING Groep N.V., effective December 15, 2004 (the "Co-Operation Agreement"). The mandate of the Board requires complementary knowledge, skills and expertise on the part of the directors, to enable them to positively contribute to the achievement of the Company's corporate objectives. The Nomination Policy for the Board of Directors, as approved from time to time by the Board, serves as a guide to determine the composition of the Board.

III. Process and Operations

The Board of Directors meets at least four times per year. The calendar of meetings is determined at the end of the preceding year for the following year.

IV. Mandate

The Board of Directors supervises the management of the business and affairs of the Company. In exercising this role, the Board fulfills the following responsibilities:

1. Strategic Planning

Each year, the Board reviews, discusses and approves the strategic plan and the corporate objectives of the Company; it reviews and discusses attainment of results at each of its quarterly meetings, to ensure close monitoring of key objectives and prompt realignment, if judged appropriate.

In relation thereto, the Board reviews with management the opportunities and risks of the Company's three-year plan, including the Budget for the following year.

As part of strategic planning, the Board also reviews and approves material transactions and reorganizations, such as acquisitions, dispositions, mergers, corporate reorganizations, alliances and financing.

2. Supervision over Senior Management and Succession Planning.

The Board is responsible for ensuring that the Company is supported by an appropriate organizational structure including a CEO and other executives who have complementary skills and expertise to ensure the sound management of the business and affairs of the Company and its long-term profitability.

To play its role, the Board delegates this function to its Human Resources Committee that will make recommendations on the appointment of the CEO and other executives and see to the assessment of senior management. The Committee will advise management in relation to its succession planning including the appointment, training and monitoring of senior management.

To support these objectives, the Human Resources Committee reviews, discusses and recommends or approves compensation and benefit plans for employees, management and senior management in view of attracting and retaining talent and linking total compensation to financial performance and the attainment of strategic objectives.

3. Financial Reporting & Disclosures

The Board of Directors is responsible for ensuring that the Company adopts appropriate policies and procedures for the accuracy of its financial statements and returns and the timely reporting and disclosure of financial information to regulators and shareholders, respectively.

The Board may delegate this function to the Audit and Risk Review Committee, which will review the Company's annual and quarterly financial statements and management discussion and analysis and meet with the internal and external auditors and actuaries to discuss such statements and documentation. The Committee will approve or make recommendations to the Board for its approval of such statements and returns. The Committee may also review and approve press releases containing previously undisclosed financial information.

To this end, the Committee recommends to the Board the external auditor to be nominated for the purpose of making examinations and reporting on the financial statements of the Company. The Committee ensures that the qualifications, performance and independence of the auditor is appropriate for the circumstances.

4. Board of Directors

The Board of Directors is responsible for ensuring that its own structure and composition are in compliance with applicable corporate governance legislation and best practices and that such structures are appropriate for the Company.

With a view to ensuring effective Board structure and composition, on an annual basis, the Board undertakes a self-assessment to evaluate the effectiveness of the Board and individual Board members. The Board may delegate to the Conduct Review and Corporate Governance Committee the nomination of new Board members and the implementation and review of the nomination process for new Board members.

To support corporate governance objectives, the Board may also delegate to the Chairman or the Conduct Review and Corporate Governance Committee the monitoring of the relationship with the majority shareholder and the Company's corporate governance disclosure to be included in the Annual Report to shareholders.

5. Risk Management & Internal Controls

The Board is responsible for ensuring that the Company's business strategies and allocations of capital are related to the Company's risk appetite. To this end, the Board must ensure that the Company has effective risk management programs and practices.

The Board may delegate this function to the Audit and Risk Review Committee, which will review the Company's risk management programs and practices and evaluate the Company's compliance with key operational risk policies and limits.

The Board is also responsible for ensuring that the Company has appropriate internal controls in place for the protection of the accounting and financial reporting process. The Board may delegate this function to the Audit and Risk Review Committee, which will evaluate and approve the Company's internal control procedures, and establish procedures to receive submissions or complaints regarding accounting or auditing matters.

6. Business Ethics, Compliance and Corporate Governance

The Board of Directors is responsible for ensuring that the Company has the appropriate structures and programs in place to operate within the highest ethics, compliance and corporate governance practices.

The Board may delegate this function to the Conduct Review and Corporate Governance Committee, which will review the Company's compliance programs including the ombudsman's office, the privacy office, market conduct and corporate governance initiatives. The Committee will review the Company's procedures to

monitor its related party transactions and will approve permitted related party transactions. The Committee will also ensure that there are appropriate procedures in place for the identification and resolution of conflicts of interest.

7. Access to External Auditor and Other Experts

The Board of Directors enjoys a broad oversight function over many technical and specialised aspects of the business and affairs of the Company. As such, individual members of the Board are authorised to engage consultants including lawyers, auditors and actuaries at the expense of the Company, in appropriate circumstances.

It is the responsibility of the Board of Directors to ensure that consultants are retained only when necessary and that such consultants are retained prudently and without duplication.

The Board of Directors may delegate this function to the Conduct Review and Corporate Governance Committee, which will ensure that appropriate policies and procedures are in place to provide for the prudent engagement of consultants.

Upon the recommendation of the Audit and Risk Review Committee, the Board also recommends the appointment of the external auditor to the Shareholders.

Approved by the Board of Directors of ING Canada Inc. and its P&C Subsidiaries on February 25, 2005, and reviewed on March 3, 2006.

ING

QUEBECOR MERRILL
C A N A D A I N C
Printed In Canada

ING

Notice of Annual Meeting of Shareholders of ING Canada Inc. May 1, 2006, and Management Proxy Circular

TABLE OF CONTENTS

ING

March 27, 2006

Dear Shareholders,

We are very pleased to invite you to join the Board of Directors and senior management team at the 2006 Annual Meeting of Shareholders of ING Canada Inc. (the "Meeting") that will take place on May 1, 2006 at 10:00 a.m. (Eastern Daylight Time) at the Design Exchange, located at 234 Bay Street, Toronto, Ontario.

At this Meeting, you will have the opportunity to obtain first-hand information on ING Canada Inc., learn about our plans for the future, and be called upon to vote on matters described in this Management Proxy Circular.

If you cannot attend the Meeting in person, we urge you to exercise your vote by proxy, as described in the attached documents.

An audio web cast of the proceedings of the Annual Meeting will be available on the Investor Relations section of the ING Canada website.

We also invite you to consult our website at www.ingcanada.com for information on our recent presentations to the investment community and results. Also available online is the full text of the 2005 Annual Report and other useful information.

As a valued shareholder, we appreciate and welcome your participation in the Annual Meeting of Shareholders of ING Canada Inc.

Sincerely,

Yves Brouillette
Chairman of the Board

Claude Dussault
President and Chief Executive Officer

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date: Monday, May 1, 2006

Time: 10:00 a.m. (Eastern Daylight Time)

Place: Design Exchange
234 Bay Street, Toronto, Ontario
Canada M5K 1B2

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2005 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Standard Time on March 21, 2006 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 27, 2006

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 416-263-9524 or by toll-free fax at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555, or the Office of the Corporate Secretary of ING Canada Inc. at 416-941-5240 or 514-985-7111, Ext. 8367.

Management Proxy Circular

1: VOTING INFORMATION

SOLICITATION OF PROXIES

This Management Proxy Circular (the "Circular") is provided in connection with the solicitation by the management of ING Canada Inc. ("ING Canada" or the "Company") of proxies to be used at the Annual Meeting of Shareholders of ING Canada (the "Meeting"), for the purposes indicated in the Notice of Meeting, to be held at 10:00 a.m. (Eastern Daylight Time) on Monday, May 1, 2006, at the Design Exchange, 234 Bay Street, Toronto, Ontario, and at any adjournment thereof. The solicitation of proxies will be done by mail, by fax or in person. Employees, Officers, Directors or agents of ING Canada will solicit the proxies. The information contained in the Circular is given as at March 27, 2006, except where otherwise noted.

VOTING COMMON SHARES

Holders of record of Common Shares of ING Canada at 5:00 p.m., Eastern Standard Time, on March 21, 2006 or their duly authorized agents are entitled to receive the Notice of Annual Meeting and to vote at the Meeting.

The Company has an authorized share capital consisting of an unlimited number of Common Shares, an unlimited number of Class A Shares and one Special Share. As of the close of business (5:00 p.m., Eastern Standard Time) on March 21, 2006, 133,732,000 Common Shares and one Special Share of ING Canada were issued and outstanding. Each holder of Common Shares of record at the close of business (5:00 p.m, Eastern Standard Time) on March 21, 2006, the record date established for notice of the Meeting and for voting in respect of the Meeting, is entitled to cast one vote for each Common Share held on all matters proposed to come before the Meeting. The Special Share, which is currently beneficially owned by ING Groep N.V. ("ING Groep"), does not generally carry voting rights. However, the holder of the Special Share is entitled to receive notice of and to attend any meeting of shareholders of the Company and, where the holder owns at least one-third of the outstanding Common Shares, to nominate and elect to the board of directors ("Board" or "Board of Directors") of the Company that number of directors equal to five-twelfths (5/12) of the total number of directors (disregarding any fractional number of directors) comprising the Board of Directors.

To the knowledge of the Directors and Officers of the Company, no individual or corporation beneficially owns, directly or indirectly, or exercises control or direction over Common Shares carrying more than 10% of the voting rights attached to the Common Shares of the Company, except ING Groep which owns approximately 70%, or 93,620,000 of the issued and outstanding Common Shares of the Company.

Holders of Common Shares of the Company may vote in person at the Meeting or may complete, sign and return the enclosed form of proxy. This form of proxy authorizes a proxyholder to represent and to vote on behalf of the holder of Common Shares at the Meeting.

SHARES REGISTERED IN THE NAME OF A THIRD PARTY

The names of shareholders whose shares are held in the name of a nominee (a bank, trust company, securities broker, trustee or other intermediary) do not appear on the list of shareholders of the Company. As required by Canadian securities legislation, you will have received **from your nominee** either a request for voting instructions or a form of proxy for the number of shares you hold. To vote, please follow the instructions provided by your nominee. If your shares are held in the name of a nominee and you wish to vote in person at the Meeting, please contact your broker or an agent of that broker or your intermediary well in advance of the Meeting to determine how you can do so. Please register with the transfer agent, Computershare Investor Services Inc. ("Computershare"), upon arrival at the Meeting.

APPOINTMENT OF PROXYHOLDERS

The proxyholders designated in the enclosed form of proxy are Directors and/or Officers of the Company. If a shareholder wishes to appoint a proxyholder other than one of the persons designated in the form of proxy, the shareholder may do so by striking out the names appearing thereon and inserting the name of such person in the blank space provided. If the shareholder is a legal entity, an estate or trust, the form of proxy must be signed by a duly authorized officer or agent and accompanied by a certified resolution confirming such authorization. A proxyholder is not required to be a shareholder of the Company. In order to be valid, the form of proxy must reach Computershare by mail or by fax at 416-263-9524 or by toll-free fax at 1-866-249-7775, no later than 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or, if the meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment of the meeting. If you wish to return the form of proxy by mail, you may use the postage-paid envelope included with this Circular.

VOTING BY PROXY

Common Shares represented by a proxy are to be voted by the proxyholder designated in the enclosed form of proxy as instructed by the shareholder. **If no instructions are given, the voting rights attached to the Common Shares will be exercised by the proxyholder who is a director and/or officer of the Company by voting as follows:**

- **FOR** the election of all proposed directors nominated by management of ING Canada;
- **FOR** the appointment of the auditor;

Unless otherwise noted, a simple majority of the votes cast at the Meeting, in person or by proxy, will constitute approval of any matter submitted to a vote.

If no instructions are given, any designated proxyholder will have discretionary authority when exercising the voting rights attached to the Common Shares concerning these matters.

The enclosed form of proxy confers on the proxyholder designated therein discretionary authority with respect to any proposed amendments or variations to the matters set out therein and any other business which may properly come before the Meeting. At the date of this Circular, management of ING Canada is not aware of any amendment or other matter which may properly come before the Meeting.

REVOCATION OF A PROXY

Shareholders may revoke a proxy:

- by delivering a written notice to that effect signed by them or their duly authorized agents to Computershare Investor Services Inc. at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, no later than the last business day preceding the day of the Meeting, namely at 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or any continuation thereof after an adjournment;
- by delivering a written notice to that effect signed by them or their duly authorized agents to a representative of Computershare, on the day of the Meeting, or any continuation thereof after an adjournment; or
- in any other manner permitted by law.

The notice must be signed by the shareholder or by an attorney duly authorized in writing to this effect; if the shareholder is a legal entity, the notice must be signed by an officer or attorney of the corporation duly authorized in writing by a resolution, a certified copy of which must be attached to the notice.

A beneficial owner of shares may revoke a voting instruction form or a waiver of the right to receive meeting materials and to vote given to an intermediary at any time by written notice to the intermediary, except that an intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive materials and to vote that is not received by the intermediary at least seven days prior to the Meeting.

CONFIDENTIALITY OF VOTES

In order to protect the confidential nature of voting by proxy, the votes exercised by proxy are received and compiled for the Meeting by Computershare, the transfer agent and registrar of the Company. Computershare submits a copy of the form of proxy to the Company only when a shareholder clearly wishes to communicate with management or when there is a legal requirement to do so.

FINANCIAL STATEMENTS AND AUDITOR'S REPORT

A copy of the Company's 2005 annual report is being sent to registered shareholders of the Company, and includes the consolidated financial statements of the Company for the year ended December 31, 2005 together with the auditor's report thereon, and management's discussion and analysis of the financial position and results of operations, and which is also available on SEDAR. No vote will be taken at the Meeting in respect of the Company's 2005 annual report.

CURRENCY

Unless indicated otherwise, all amounts are in Canadian dollars and "$" or "dollars" refer to Canadian dollars.

2: BUSINESS OF THE MEETING

ELECTION OF THE BOARD OF DIRECTORS

Listed below are the names of seven (7) persons who are proposed as nominees for election as directors of the Corporation by holders of the Common Shares and the names of the five (5) persons who are the proposed nominees for election as directors by the holder of the Special Share, the latter of whom shall be elected by a resolution in writing signed by the holder of the Special Share prior to the Meeting. Please note that the information hereunder, including information as to Common Shares beneficially owned or controlled, and professional experience has been furnished by each of the nominees. Unless otherwise indicated, all of the nominees are now members of the Board of Directors and have been directors of the Company or its corporate predecessors since the dates indicated. Management does not contemplate that any of the proposed nominees will be unable to serve as a director but, if that should occur for any reason prior to the meeting, the management representatives designated in the enclosed form of proxy reserve the right to vote for another nominee at their discretion. All elected directors of the Company will hold office until the next Annual Meeting of Shareholders of the Company, or until their successors are elected or appointed.

Nominee for election as director	Common shares Owned, Controlled or Directed		Deferred Share Units		Public Board memberships during last five years
	2005	2004	2005	2004	
YVES BROUILLETTE, B.Sc. Marietta, Georgia Director since 1989 Age: 54	1,000	300	—	—	

Attendance:		
	Board	5/7 (71%)
	Human Resources Committee	3/4 (75%)
	Investment Committee	3/5 (60%)



Mr. Brouillette is currently a Corporate Director and a member of the Board of Directors of ING Comercial America. He was, from April 2002 to September 2005, the Chief Executive Officer of ING Latin America. Prior to that time, Mr. Brouillette was General Manager of ING Mexico and Chairman of the Executive Committee of ING Comercial America since 2001. Over the last 30 years, Mr. Brouillette has occupied several senior and executive positions within the ING group of companies and is currently a member of the board of a number of ING companies operating in Canada. Mr. Brouillette is an Actuarial Science graduate of l'Université Laval (Québec), a graduate of the Advanced Management Program of Harvard Business School and is a Fellow of the Canadian Institute of Actuaries and of the Casualty Actuarial Society. Mr. Brouillette has also been a director of our P&C insurance companies since 1989.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
PAUL CANTOR, B.A., LL.B., FICB Toronto, Ontario Age: 64 New Director (Independent)	500	—	—	—	Torstar Ltd. (1993-2003) E-L Financial Corp. (1996-2003) The Song Corp. (1999-2002)



Paul Cantor has been the Chairman of the Board of Directors of the Public Sector Pension Investment Board since 2000. He has also served as a director on a number of boards of large financial institutions. He lead Russell Reynolds Associates' Canadian practice in Board of Directors recruitment and assessment from 2000 to 2005. Prior to joining Russell Reynolds Associates in 2000, Mr. Cantor was Chairman and CEO of National Trust Company. Mr. Cantor has also held a number of senior executive positions in various parts of the financial sector. His experience in the public sector includes establishing and serving as Executive Director for the World Bank-sponsored Toronto International Leadership Centre from 1998 to 2000. Mr. Cantor is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Paul Cantor obtained a Bachelor of Arts degree from the University of Alberta and a law degree from the University of Toronto. He is also a Fellow of the Institute of Canadian Bankers.

MARCEL CÔTÉ, M.Sc. Montréal, Québec Director since 2004 Age: 63 Independent Director	2,250	1,000	891.81	—	Alphinat Inc. (2004-) Sobeys Inc. (2004-) Nurun Inc. (1998-) Engenuity Technologies Inc. (2004-) Mazarin Inc. (1996-2002)

Attendance:

Board	6/7 (86%)
Human Resources Committee (Chair)	4/4 (100%)



Mr. Côté is President of Secor Consulting Inc., a Montréal-based consulting firm specializing in business strategy which he founded in 1975. In 1989 and 1990, he was Director of Strategic Planning and Communication for the Office of the Prime Minister of Canada. From 1986 to 1988, he worked as an economic advisor to the Premier of Québec. Mr. Côté holds an M.Sc. in Economics from the Graduate School of Industrial Administration of Carnegie Mellon University in Pittsburgh, Pennsylvania. He is also a Fellow of the Center for International Affairs of Harvard University. Mr. Côté has also taught at l'Université de Sherbrooke and l'Université du Québec à Montréal. Mr. Côté was appointed as a member of ING Canada's former Advisory board in 1999, and was previously a member of our Board of Directors from 1997 to 1999.

ROBERT W. CRISPIN, MBA, CFA Scarborough, Maine Director since 2004 Age: 59	—	—	—	—	

Attendance:

Board	6/7 (86%)
Investment Committee (Chair)	5/5 (100%)



Mr. Crispin is the Chairman and Chief Executive Officer of ING Investment Management LLC and a member of the ING Insurance Americas Committee, which is responsible for all of ING's insurance and investment management activities in the Americas. He has held these positions since 2001. Over the past 33 years, Mr. Crispin has held senior positions with a number of major insurance and financial service companies. He has led a variety of units including investments, finance, distribution, reinsurance, international operations and technology. Mr. Crispin has a Masters of Business Administration degree and is a Chartered Financial Analyst.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
CLAUDE DUSSAULT, B.Sc. Toronto, Ontario Director since 2000 Age: 51	30,000	30,000	—	—	Metro Inc. (2005-)

Attendance:

Board	7/7 (100%)
Investment Committee	5/5 (100%)



Mr. Dussault is a member of ING Groep's Leadership Council and has been ING Canada's President and Chief Executive Officer since 2001. Prior to that time, he was President and Chief Executive Officer of ING Canada's Brokerage Network. Over the last 20 years, Mr. Dussault has occupied several executive positions within the ING group of companies in Canada; Mr. Dussault is a Fellow of the Canadian Institute of Actuaries and the Casualty Actuarial Society; he graduated from l'Université Laval (Québec) with a Bachelor of Actuarial Science degree and has completed the Advanced Executive Education Program at the Wharton School of Business. Mr. Dussault has also been a director of ING Canada's P&C insurance subsidiaries since May 1, 2000 and is responsible for the strategic development of the Company and its subsidiaries. Mr. Dussault is also a director of ING Bank of Canada that reports to the banking arm of ING Groep.

Nominee for election as director	Common shares 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
IVAN E.H. DUVAR, B.E., P. Eng., LL.D. (Hon.) Amherst, Nova Scotia Director since 2005 Age: 66	1,000	1,000	340.14	—	Aliant Inc. (2000-2002) Canadian Imperial Bank of Commerce (2003-) Wajax Limited (2001-) Wajax Income Fund (2005-)

Independent Director

Attendance:

Board	5/5 (100%)
Audit and Risk Review Committee (Chair)	2/3 (67%)
Conduct Review and Corporate Governance Committee	3/3 (100%)



Mr. Duvar is President & CEO of MIJAC Inc. which is a privately held investment company. He also currently holds several Directorships in a variety of sectors including financial services, communications, and manufacturing. He held several positions with Maritime Tel & Tel Limited, including Chairman of the Board (1990-2000), and President & CEO (1985-1995). Mr. Duvar is a member of the Association of Professional Engineers of Nova Scotia and a Fellow of the Canadian Academy of Engineering; he obtained a Senior Matriculation from the Prince of Wales College in Prince Edward Island, an Engineering Certificate from Mount Allison University in New Brunswick, a Bachelor of Engineering (Elect.) at the Technical University of Nova Scotia, and a Certificate of Industrial Management at the Canadian Institute of Management, St. Mary's University, Nova Scotia. Mr. Duvar has been a director of ING Canada's federal P&C insurance subsidiaries since 1983. He was also a member of the Board of ING Canada from 1993 to 1996, and was re-elected to ING Canada's board on April 19, 2005.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	2004	Deferred Share Units 2005	2004	Public Board memberships during last five years
EILEEN MERCIER, M.A., MBA Toronto, Ontario Director since 2004 Age: 58	1,000	1,000	340.14	—	CGI Group Inc. (1996-) Quebecor World Inc. (1999-2003) Teekay Shipping Corp. (2000-) Winpack Ltd. (1995-)

Independent Director

Attendance:		
	Board	5/7 (71%)
	Audit and Risk Review Committee	4/5 (80%)



Ms. Mercier's career encompasses 35 years of general management experience in the forest products, financial services, integrated oil and communication industries. From 1995 to 2003, Ms. Mercier headed her own management consulting firm, Finvoy Management Inc., specializing in financial strategy, restructuring and corporate governance issues. Prior to that time, she was Senior Vice-President and Chief Financial Officer of Abitibi-Price Inc. Ms. Mercier is a member of the board of directors of Hydro One, as well as several business and charitable associations and holds an MBA from York University and a Masters Degree from the University of Alberta. Ms. Mercier is also a member of the Board of Directors of ING Bank of Canada that reports to the banking arm of ING Groep. Ms. Mercier was appointed a member of ING Canada's former Advisory board in 1999.

KATHLEEN A. MURPHY, B.A., J.D. South Glastonbury, Connecticut Age: 43	—	—	—	—	

New Director



Kathleen Murphy is Group President of ING's U.S. Worksite and Institutional Financial Services. She is also a member of ING's U.S. Diversity Steering Committee and a director of the ING U.S. Foundation Board. Previously, she was General Counsel and Chief Administrative Officer for ING U.S. Financial Services. She also served as senior advisor to the U.S. Financial Services CEO. Ms. Murphy joined ING in 2000, after ING's acquisition of Aetna Financial Services. Prior to this acquisition, she served as General Counsel and Chief Compliance Officer of Aetna Financial Services, which she originally joined in 1985. Ms. Murphy holds a Juris Doctorate degree with highest honors from the University of Connecticut, and graduated *summa cum laude* with a Bachelor of Arts degree in both Economics and Political Science from Fairfield University. Kathleen has also served on a variety of regulatory, industry and business commissions and task forces in the United States.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	Common shares Owned, Controlled or Directed 2004	Deferred Share Units 2005	Deferred Share Units 2004	Public Board memberships during last five years
ROBERT NORMAND, CA Rosemère, Québec Director since 2004 Age: 67 Independent Director	2,000	2,000	792.88	—	Sportscene Restaurants Inc. (1997-) Aurizon Mines Ltd. (1999-) Cambior Inc. (2000-) Concert Industries Ltd. (2001-2004) Enerplus Resources Fund (1998-) Quebecor World Inc. (1999-) Sequoia Minerals Inc. (2003-2004)

Attendance:

Board	7/7 (100%)
Audit and Risk Review Committee	5/5 (100%)
Conduct Review and Corporate Governance Committee	4/4 (100%)



Mr. Normand is currently a director of a number of publicly traded and private companies in various sectors including financial services and investment funds. In performing his Directors' duties, he has served on various audit, investment, pension fund, corporate governance, human resources and environmental committees and has also served as chairman. From 1972 to 1997, he held several positions at Gaz Métropolitain Inc., a natural gas distributor, retiring as Chief Financial Officer in 1997. Mr. Normand is a member of the Canadian Institute of Chartered Accountants, the Corporate Directors' Institute and the Financial Executive Institute. Mr. Normand graduated in 1966 from the Université de Montréal (École des Hautes Études Commerciales). He has been a member of the Canadian Institute of Chartered Accountants since 1966. Mr. Normand has been a director of ING Canada's P&C insurance subsidiaries since 2002.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	Common shares Owned, Controlled or Directed 2004	Deferred Share Units 2005	Deferred Share Units 2004	Public Board memberships during last five years
LOUISE ROY, B.Sc., M.Sc., Ph.D. Montréal, Québec Director since 2004 Age: 58 Independent Director	2,000	2,000	340.14	—	Domtar Inc. (1997-)

Attendance:

Board	7/7 (100%)
Human Resources Committee	4/4 (100%)



Since 2003, Ms. Roy has been an Associate Fellow of the Center for Interuniversity Research and Analysis on Organizations, chairing the Forum on Leadership for Tomorrow, bringing together businesses and universities on management and leadership topics. She is also an international consultant and a corporate director on several boards of directors. Between 2000 and 2003, Ms. Roy was Senior Vice-President, Marketing and Commercial Services of the International Air Transport Association (IATA). Ms. Roy graduated from the Université de Montréal in 1971 with a Bachelor of Science in sociology. She obtained a Masters of Science in 1972 from the University of Wisconsin and completed her Ph.D. studies in sociology in 1974. Ms. Roy was appointed a member of ING Canada's former Advisory board in 2001.

Nominee for election as director	Common shares Owned, Controlled or Directed 2005	Common shares Owned, Controlled or Directed 2004	Deferred Share Units 2005	Deferred Share Units 2004	Public Board memberships during last five years
CAROL STEPHENSON Manotick, Ontario Director since 2004 Age: 55 Independent Director	1,000	1,000	792.88	—	Sears Canada Inc. (2001-) Union Energy Waterheater Operating Trust (2003-)

Attendance:

Board	6/7 (86%)
Human Resources Committee	4/4 (100%)



Ms. Stephenson has been the Dean of the Richard Ivey School of Business at the University of Western Ontario since July 1, 2003. Prior to this appointment, she worked for more than 30 years in the telecommunications and technology industries, most recently as President and Chief Executive Officer of Lucent Technologies Canada. Ms. Stephenson serves on a number of other boards of directors, government committees and task forces. Ms. Stephenson is a graduate of the University of Toronto. She has also completed the Executive Program at the Graduate School of Business Administration, University of California at Berkeley, and the Advanced Management Program at Harvard University. In 2000, she was awarded an honorary doctorate in engineering from Ryerson Polytechnic University. Ms. Stephenson was appointed a member of ING Canada's former Advisory board in 1999 and was previously a member of our Board of Directors in 1999. She has also been a director of ING Canada's federal P&C insurance subsidiaries since 2002.

Nominee	Common 2005	Common 2004	DSU 2005	DSU 2004	Public Board memberships
DAVID A. WHEAT, B.Sc., CPA Duluth, Georgia Director since 2004 Age: 51	—	—	—	—	

Attendance:

Board	6/7 (86%)
Investment Committee	5/5 (100%)



Mr. Wheat has been the Executive Vice-President and Chief Financial Officer of ING Insurance Americas since August 2004. From April 2003 to August 2004, he was Chief Financial Officer of ING U.S. Financial Services. Prior to that time, he served as Controller of ING Americas from 2001 to 2003. Mr. Wheat was previously a partner for eight years with Ernst & Young LLP where he held several senior and executive positions, including that of Managing Partner for the practice in Fort Wayne, Indiana. Mr. Wheat has a Bachelor of Science in Business Administration, an Accounting degree and is a Certified Public Accountant. Mr. Wheat has been a director of ING Canada's P&C insurance subsidiaries since August 2004.

Additional Disclosure Relating to Directors

To the knowledge of the Company, no director of the Company is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following: *Robert Normand,* a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the *Companies' Creditors Arrangement Act* (CCAA). Concert Industries Ltd. was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as a director of Concert Industries Ltd.

Mark Tullis and Michael Mackenzie will not be standing for re-election to the Board of Directors. Management intends to present a motion at the Annual Meeting to recognize their past contributions to the development of the Company and its subsidiaries.

Mark Tullis succeeds Mike Cunningham as Senior Vice-President and Chief Financial Officer of ING Canada on April 1, 2006. The Company offers its thanks to Mike Cunningham for his dedication and service to the Company and thanks Mr. Tullis for his contributions to the Board. As part of his appointment to the senior management team, Mr. Tullis was granted 10,000 performance units in December 2005 that is not disclosed in the Directors' Compensation table hereunder, as it is related to his nomination as Senior Vice-President and Chief Financial Officer rather than his service as a Director of the Company.

Michael Mackenzie was a member of the Board of ING Canada Inc. from 1996 to 1999 and has been an independent director of the Company from December 2004 to 2006, having served as a member of its Advisory Board from 1999 to 2004. He also served as a member of the Board of Directors of ING Canada's federal P&C insurance subsidiaries since 2002 and was a member of the Board of ING Investment Management, Inc., the investment management subsidiary of ING Canada, since 2001. The Company offers its sincere thanks to Mr. Mackenzie for his important contribution to the development and progress of the Company, particularly in the compliance sector, including his membership on the Audit and Risk Review Committee, leadership on the Conduct Review and Corporate Governance Committee, and his acting as liaison director between the Board and its Committees, with management and the majority shareholder.

Directors' Compensation

	Board Retainer Fees ($)	Board Retainer Fees (DSUs) ($)	Committee Chair Retainer Fees ($)	Committee Chair Retainer (DSUs) ($)	Board Attendance Fees ($)	Committee Attendance Fees ($)	Annual Grant (DSUs) ($)	Total Fees Paid ($)	Shares/DSUs (%)
Yves Brouillette	0	0	0	0	0	0	0	0	0
Marcel Côté	6,250	18,750	0	4,000	9,000	0	10,000	48,000	68
Robert W. Crispin	0	0	0	0	0	0	0	0	0
Claude Dussault	0	0	0	0	0	0	0	0	0
Ivan E.H. Duvar	23,250	0	3,750	0	9,900	4,200	10,000	51,100	20
Michael A. Mackenzie	25,000	0	6,000	0	9,000	7,500	10,000	57,500	17
Eileen Mercier	25,000	0	0	0	7,500	7,500	10,000	50,000	20
Robert Normand	6,250	18,750	0	0	10,500	7,500	10,000	53,000	54
Louise Roy	25,000	0	0	0	10,500	0	10,000	45,500	22
Carol Stephenson	6,250	18,750	0	0	9,000	0	10,000	44,000	65
Mark A. Tullis	0	0	0	0	0	0	0	0	0
David A. Wheat	0	0	0	0	0	0	0	0	0
Gordon Wicijowski*	16,250	0	0	0	3,000	1,500	0	20,750	0

* Mr. Wicijowski ceased to be a director on April 19th 2005.

In order to recognize the increasing complexity of the Company and to attract and retain qualified individuals to serve on the Board, a new compensation program was established as follows upon ING Canada becoming a public issuer at the end of 2004:

- an annual retainer of $25,000;
- an additional annual retainer of $4,000 for the Chair of each of the Committees;
- an attendance fee of $1,500 per Board meeting;
- an attendance fee of $1,500 per Committee meeting if not held on the same day as Board or other Committee meetings;
- an annual grant of Deferred Share Units with a cash value of $10,000 at the beginning of the year; and
- all reasonable travel expenses incurred to attend meetings.

The remuneration above covers the function of a director of both the Board of ING Canada and its P&C insurance companies. Directors' compensation is and has been in the past, paid only to non-related, independent Directors.

Additional Information on Deferred Share Unit Plan for Non-Related Directors

To ensure that Directors' compensation is aligned with shareholders' interests, the following program has been put into place:

- $10,000 of the compensation of Directors is in Deferred Share Units ("DSUs") issued at the beginning of the year; and
- the Board's and Committee's annual retainers may be received by a Board member in cash or in DSUs at his or her discretion.

A DSU is a bookkeeping entry that represents an amount owed by the Company to the Directors having the same value as one common share of the Company, but that will not be settled until such time as the Director leaves the Board. Payment of DSUs may be in cash or Common Shares of the Company purchased on the open market at the time of settlement.

DSUs provide an ongoing equity stake in the Company, therefore ensuring alignment of the interests of the Directors with those of the shareholders of the Company. DSUs that have been granted to each non-related Director as at December 30, 2005 total an aggregate amount of 3,838.13 DSUs.

Summary of the Number of Board and Committee Meetings

The following meetings were held in person during the financial year ended December 31, 2005:

Board Meetings	
ING Canada Inc.	7
Committee Meetings	
Audit and Risk Review Committee	5
Conduct Review and Corporate Governance Committee	4
Human Resources Committee	4
Investment Committee	5

APPOINTMENT OF AUDITOR

On the advice of the Audit and Risk Review Committee, the Board recommends voting FOR the appointment of the accounting firm of Ernst & Young LLP ("E&Y") as auditor of the Company for the financial year commencing January 1, 2006 and ending December 31, 2006 and to hold office until the next annual meeting of the shareholders. E&Y has served as auditor of ING Canada and its predecessor companies since 1993.

Pre-approval of External Auditor Services

As part of the Company's corporate governance practices, the Audit and Risk Review Committee has adopted a policy restricting non-audit services that may be provided by E&Y to the Company or its subsidiaries. Prior to the engagement of the External Auditor for non-audit services, the Committee must pre-approve the provision of such services with due consideration to avoiding an impact on auditor independence. This includes consideration of applicable regulatory requirements and guidance and the Company's own internal policies. All services provided by E&Y during the past two years have received the approval of the Board further to the recommendation of the Committee. Fees paid to the Auditor for 2004 and 2005 are as follows.

Auditor Fees
(in thousands of dollars)

	2005	2004
Audit Fees(1)	792	920
Audit-Related Fees(2)	483	123
Tax Fees(3)	55	100
All Other Fees(4)	260	318
Total	1,590	1,461

(1) Audit Fees include fees for professional services for the audit of the Company's financial statements and those of its subsidiaries or other services that are normally provided by external auditors in connection with statutory and regulatory filings or engagements, including review of the Company's interpretation of accounting and financial reporting standards. In addition to including fees for services necessary to perform an audit or review, these fees also include amounts for comfort letters, attest services, consents and assistance with and review of documents filed with regulators in connection with our initial public offering and other statutory audit requirements in 2004.

(2) Audit-Related Fees are for assurance and related services performed by the Company's external auditor. These services include pension fund audits, accounting consultations in connection with acquisitions and divestitures and interpretation of financial accounting and reporting standards, internal control reviews, and other attest services not required by statute or regulation.

(3) Tax Fees are for assistance with tax compliance, tax planning, and tax advice related to restructurings and tax audits.

(4) All other fees include fees for other services not included in the preceding categories, primarily audit services for the ING Funds and the translation of financial reports.

3: REPORTS OF THE COMMITTEES

The main responsibility of the Board of Directors is to oversee the management of the business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development.

More specifically, the mandate of the Board is to review and approve strategic planning, supervise management and ensure succession planning, identify risks and assess their impact on the business and affairs of the Company, and ensure that adequate controls exist in relation to Compliance and Corporate Governance, including monitoring of conflicts of interest.

To this end, the Board delegates certain of its functions to Committees and the Committees are responsible for reviewing the above aspects more closely and reporting their findings to the Board.

The Board, the Committees and their members may retain independent consultants to advise them.

The reports of the main Committees of the Board are reproduced hereunder.

REPORT OF THE AUDIT AND RISK REVIEW COMMITTEE

The Committee is responsible for overseeing the integrity of the Financial Statements of the Company, its financial reporting processes, its internal controls and its risk management programs (and their implementation).(1)

The Committee is composed of at least three Directors of the Board, who must be independent. Each Committee member also has to be financially literate.

The Committee also ensures that financial reporting is in compliance with legal and regulatory requirements, and reviews and assesses the qualifications, independence and performance of the External Auditor.

The Committee is responsible for reviewing certification by the Chief Executive Officer and the Chief Financial Officer of the financial statements of the Company.

Approval of the Financial Information

In line with its Mandate, the Committee has performed the following functions in 2005:

Financial Review

- reviewed on a continuing basis the best practices in relation to new laws and rules that apply to the Company; in this regard, the CEO and the CFO continued to certify the Consolidated Financial Statements as required under the Canadian Securities Administrators' ("CSA") rules;
- reviewed all interim and annual financial statements, Management Discussion and Analysis and press releases of the Company and either approved such documents or recommended them for approval to the Board of Directors;
- reviewed the examination reports of the Office of the Superintendent of Financial Institutions on the controls and processes of the Company's insurance subsidiaries.

Internal Controls and Disclosure Controls

- reviewed quarterly reports of the Internal Auditor and evaluated internal audit processes and adequacy of resources;

(1) This mandate is presented in its entirety in the Company's Annual Information Form for the most recently completed financial year. The Annual Information Form is available on SEDAR.

- oversaw the implementation of the major project of the Company in relation to the CSA rules regarding the evaluation of the effectiveness of internal control over financial reporting;
- reviewed the reports from the Senior Vice-President, Corporate and Legal Services on legal matters and matters related to litigation;
- reviewed the reports of the Internal Auditor and Management's response to comments.

External Auditor

- reviewed and assessed the External Auditor's Audit plan;
- reviewed all audit and permitted non-audit services performed by the External Auditor;
- confirmed the independence of the External Auditor;
- recommended to the Board the appointment of the External Auditor;
- met regularly with the External Auditor without the presence of Management.

Risk Management

- reviewed the risk management program of the Company, implementation plans and progress reports.

Revised Mandate of the Committee

In February 2005, the Audit and Risk Review Committee revised its mandate, which was subsequently adopted by the Board. The new mandate takes into account the public issuer context of the Company and integrates best practices in this regard.

Private Meetings

The Committee regularly held private meetings with the Vice-President and Head of Corporate Audit Services, the External Auditor, the Chief Actuary, the Chief Compliance Officer, the Chief of Risk Management, and Management.

The Committee is satisfied that the Audit and Risk Review Committee has appropriately fulfilled its mandate in 2005.

(Signed) Audit and Risk Review Committee

Ivan E.H. Duvar (Chair)
Michael A. Mackenzie
Eileen Mercier
Robert Normand

REPORT OF THE CONDUCT REVIEW AND CORPORATE GOVERNANCE COMMITTEE

The Committee is responsible for ensuring a high standard of ethics and compliance in the Company. In this regard, the Committee reviews and approves Related Party Transactions and market conduct programs and, in performing its oversight function over ethics and compliance, ensures that the Company and its subsidiaries meet their legal requirements and employ best practices, as they may change from time to time. As part of its mandate, the Committee identifies and recommends candidates for nomination to the Board, monitors the orientation program for the Directors and maintains a process for assessing the performance of the Board, its Committees and individual Directors.

The Committee is composed of a minimum of three Directors, a majority of whom are independent Directors, and none of whom is an officer or employee of the Company or its P&C insurance subsidiaries.

Oversight over Compliance and Market Conduct Programs

The Committee reviewed and approved the Company's various compliance programs including the Ombudsman's Office, the Privacy Office, market conduct initiatives as well as the Company's relationships with clients, brokerages and regulatory authorities.

Related Party Transactions and Conflicts of Interest

The Committee reviewed the related party transactions during the year in accordance with applicable legislation to ensure that such transactions were at fair market value or at conditions at least as favourable as prevailing market terms and conditions, or fair value if fair market value references did not exist, and assessed the impact of such transactions on the stability and solvency of the Company.

More specifically, the Committee approved inter-company services and charges, including those between ING Canada and ING Groep, and the reallocation of business between ING Canada P&C subsidiaries; the Committee also reviewed the Directors and Officers Questionnaires for 2005 relating to Conflict of Interest, and no concern was identified in this regard.

Corporate Governance

The Committee reviewed the Company's relationship with ING Groep and the related agreements and policies in place that govern this relationship, as well as the Company's text on corporate governance practices included with the Annual Meeting documentation. It also reviewed reports with respect to corporate governance best practices and benchmarking.

Board Appointment and Assessment Processes

The Committee reviewed the results of the annual Self-Assessment on the Effectiveness of the Board, as well as the evaluations of the Committees of the Board. The Committee also reviewed the nomination process in place for the appointment of directors and the orientation and training programs developed for new Board members.

The Committee reviewed the proposed Self-Assessment process of directors, starting for the year 2005. A consultant has been retained to advise the Committee on process and Self-Assessment documentation.

Engagement of External Consultants

The Committee reviewed the procedures for engagement of external consultants. While the Board, the Committees and individual members of the Board are authorized to engage consultants at the expense of the Company, the Committee is responsible for approving such engagements. No external consultant services were requested in 2005.

Revised Mandate and Policies of the Committee

In February 2005, the newly created Conduct Review and Corporate Governance Committee reviewed its mandate, which was subsequently adopted by the Board. The new mandate takes into account the public issuer context of the Company and includes continuous review of best practices and benchmarking in corporate governance.

The Committee has also reviewed the Policy on the appointment of Board members that provides for the independence of Board members, a high level of ethics and market reputation, as well as proficiencies including financial literacy. This Policy also provides mechanisms for ensuring continuity in Board and Committee membership.

Alignment in the Context of the Company's New Status as Public Issuer

As previously mentioned, the Committee reviewed in detail the relationship between the Company and its majority shareholder, ING Groep, including the Co-operation Agreement and related agreements. The Committee reviewed the policies and controls that have been put into place to ensure adequate flow of

information to and from the majority shareholder in this new context and compliance with the Company's corporate disclosure policy and obligations (Refer to Supplemental PREP Prospectus of December 9, 2004 of ING Canada, p. 39 to 44 — "Relationship with ING Groep" and see Section 8 hereunder: Corporate Governance Practices).

The Committee is satisfied that the Conduct Review and Corporate Governance Committee has appropriately fulfilled its mandate in 2005.

(Signed) Conduct Review and Corporate Governance Committee

Michael A. Mackenzie (Chair)
Ivan E.H. Duvar
Robert Normand
Mark A. Tullis

REPORT OF THE HUMAN RESOURCES COMMITTEE

The role of the Human Resources Committee is to assist management in defining a total management policy that supports the Company's overall strategy and objectives, attracting and retaining talent and key executives, linking total compensation to financial performance and attaining strategic objectives with a view to maximizing shareholder return. This includes policies and programs to foster an appropriate culture within the organization to meet goals with respect to diversity and fairness.

The Committee is composed of at least three Directors, a majority of whom are independent.

More specifically, the Committee recommends to the Board policies and programs in relation to compensation, including Benefits and Pension Plans; it reviews and approves or recommends to the Board for approval, the compensation of employees, management and Executives as well as the Chief Executive Officer's assessment and compensation. The Committee also reviews the performance assessments of key senior Executives and ensures that an adequate succession plan is in place and implemented. It periodically reviews Directors' compensation.

Review of Strategic and Organizational Matters

During the year, the Committee reviewed executive compensation programs, performance assessments of the Company's most senior Executives, and succession management for all key executive and senior management positions.

More particularly, the Committee:

- reviewed and assessed the Company's overall approach to executive compensation, including compensation philosophy, to include a larger part of variable income related to the financial performance of the Company and its subsidiaries and personal performance; in this regard, the Committee reviewed the short-term incentive plan and approved the new ING Canada 2005 Stock Incentive Plan as described under Section 4 "Report of the Human Resources Committee on Executive Compensation" hereunder;
- reviewed and approved the proposed succession plan at senior executive and senior management levels;
- reviewed policies and approved total compensation for all the employees of the Company, while ensuring that they are in line with shareholders' interests of the Company for the long term;
- reviewed the Directors' compensation plan and recommended 2005 grants under the ING Canada Deferred Share Unit Plan;
- reviewed and approved proposed action plans to promote diversity in the workplace;
- assessed the CEO's performance and reviewed the performance assessments of key executives and members of senior management;
- reviewed the Company's approach to the management of its pension plans.

Revised Mandate of the Committee

In February 2005, the newly created Human Resources Committee revised its mandate, which was subsequently adopted by the Board. The new mandate takes into account the public issuer context of the Company and integrates best practices in this regard.

The Committee is satisfied that the Human Resources Committee has appropriately fulfilled its mandate in 2005.

(Signed) Human Resources Committee

Marcel Côté (Chair)
Yves Brouillette
Louise Roy
Carol Stephenson

4: REPORT OF THE HUMAN RESOURCES COMMITTEE ON EXECUTIVE COMPENSATION

The following is the Human Resources Committee report on executive compensation for 2005.

Introduction

The Board mandated the Human Resources Committee (the "Committee") to supervise and approve or recommend to the Board the human resources practices and policies of the Company that support the Company's overall strategy and objectives.

The compensation principles that have been retained by the Committee and approved by the Board are as follows:

- target total compensation levels (including base salary, short-term incentives and long-term incentives, benefits and pensions) to the median of the relevant comparator market. While target total compensation levels are at the median, actual total compensation may be above median for the best performers when expectations in terms of growth, combined ratios (expenses and claims ratios) and Return on Equity performance relative to the Canadian property and casualty industry are met or exceeded. Conversely, total direct compensation may be below median if expectations are not met;
- attract, retain and motivate talented executives in a highly competitive business environment;
- offer compensation to management that includes a fixed base salary and variable components that align the objectives of employees with those of the Company and the long-term interests of the shareholders;
- link employees' short-term incentives both to individual performance and achievement of the Company's financial and strategic results;
- link management employees' long-term incentives to the Company's financial results relative to the financial results of the rest of the Canadian P&C insurance industry.
- Identify additional incentive awards that reward performance and recognize special achievements.

Independent Advice

The Committee receives recommendations from management and the majority shareholder, ING Groep, taking into consideration all shareholders' interests. To this end, the Committee works with management and the Compensation team of ING Groep to review employment and compensation practices in the Canadian market in order to ensure that the Company's employees and management are competitively compensated. The Committee may also consult directly with independent experts to fulfill its mandate.

Components of the Compensation of Executives of ING Canada and its subsidiaries

The compensation of Executives (about 100 people) is composed of the following:

- base salary paid in cash to all Executives. Base salaries are adjusted from year to year based on individual performance. Market trends for comparable positions in the Canadian financial services industry are also considered when making salary adjustment decisions;

- all Executives participate in the annual, cash based, Short-term Incentive Plan. Awards are earned based on achievement of the Company's strategic financial and non-financial objectives and the personal performance of individual participants. At the beginning of each year, a target incentive opportunity is communicated to each participant. This target incentive opportunity is expressed as a percentage of the participant's salary. Incentive opportunity ranges from a minimum of 0% of target to a maximum of 200% of target. The median bonus practices of the Canadian financial service companies for comparable positions are considered when setting target bonus percentages.

In 2005, the Board approved implementation of the ING Canada 2005 Stock Incentive Plan to better align the interest of ING Canada Executives with the interest of ING Canada shareholders. In prior years, ING Canada Executives participated in long-term incentive plans provided by ING Groep and ING Americas. Under the ING Canada 2005 Stock Incentive Plan, participants are awarded notional share units referred to as Performance Units. One performance unit is equal to one common share of ING Canada. The median long-term incentive practices of Canadian financial services companies for comparable positions are considered when determining the size of individual awards. Each award vests and is paid-out at the end of the three-year performance cycle. The value of the pay-out is based on the then current share market price and may be increased by up to 100% or decreased to as low as 0% based on the Company's three-year average return on equity relative to the Canadian P&C industry three-year average return on equity. The payment is in the form of ING Canada common shares. Restrictions are placed on such shares that prohibit their sale for a period of 2 years following payment of the award.

Such units lapse with early termination of employment of an executive, for any reason other than death, disability or retirement.

Pension Plans

ING Canada's executives at the level of vice-president and above benefit from two pension plans: a base plan, with pensionable earnings to the annual limits allowed by the Canada Revenue Agency ("CRA"); and a supplementary executive retirement plan ("SERP") for the difference between the limits established by the CRA and the executive's pensionable earnings. The SERP serves as a retention tool for executives and vests when the executive has completed five years of service with the Company and attained the age of 55. For certain senior executives, pensionable earnings comprise both base salary and 50% of short-term bonus targets.

The table contained in Section 5 hereunder illustrates the annual retirement benefits, effective January 1, 2000, available to certain of our executives, depending on their years of service. The pension benefits indicated are payable at normal retirement age. This table describes the retirement benefits under the current base plan and SERP combined.

Compensation of the President and Chief Executive Officer

Mr. Dussault's compensation is established separately by the Committee after considering the recommendations of ING Groep's Executive Management. In 2005, the compensation package consisted of a combination of base salary, cash bonus under the Short Term Incentive Plan, a perquisite allowance equal to 5% of salary plus $7,500, benefits, and a Performance Unit Award under the ING Canada 2005 Stock Incentive Plan. The Board is of the view that this structure aligns the personal interest of Mr. Dussault with those of the shareholders.

In February 2005, the Committee approved a 3.5% salary increase for Mr. Dussault from $462,000 to $478,170.

The Committee also awarded Mr. Dussault a $619,410 annual incentive payment for 2004, or 179% of the target award. The Board's decision on Mr Dussault's annual incentive payment was based 75% on ING Canada's financial and strategic objective performance which achieved 190% of target, 10% on the financial performance of ING Americas that achieved 148% of target and 15% on the financial performance of ING Groep that achieved 143% of target.

During 2005, the Committee also approved a long-term incentive award for Mr. Dussault consisting of a grant of 32,726 performance units under the ING Canada 2005 Stock Incentive Plan. The Committee determined the amount of this award after reviewing competitive market data and Mr. Dussault's individual performance.

Executive Compensation for 2003 through 2005

The Committee has reviewed the Executive Compensation of the most senior Executives for 2003 through 2005, which is presented in Section 5 hereunder.

(Signed) Human Resources Committee

Marcel Côté, Chair
Yves Brouillette
Louise Roy
Carol Stephenson

5: EXECUTIVE COMPENSATION

Summary of Total Compensation of Named Executive Officers

Summary Compensation Table

		Annual Compensation			Long-Term Compensation				
					Awards[b]		Payouts[g]		
Name and Principal Position	Year	Salary ($K)	Bonus ($K)	Other Annual Compensation ($K)[a]	Options Granted (#)[b]	Performance Shares Granted (#)[f]	RPU Shares (#)[g]	RPU Payout Value (CAD$K)[h]	All Other Compensation
Claude Dussault	2005	477.9	619.4	—	—	32,726	(e) 8,820	323.1	—
President and Chief	2004	461.7	450.9	—	40,890	13,630	(d) 1,150	32.9	—
Executive Officer	2003	440.0	293.1	—	31,000	11,300	(c) 1,000	18.6	—
Michael Cunningham[i]	2005	364.2	250.9	—	—	5,001	(e) 2,110	77.6	—
Senior Vice President	2004	375.8	243.9	60.1	9,410	3,137	(d) 2,220	63.2	—
and CFO	2003	406.7	232.0	65.1	6,400	2,600	(c) 1,490	27.6	—
Derek Iles	2005	319.8	314.9	—	—	11,559	(e) 2,750	100.7	—
Executive Vice President	2004	309.9	213.7	—	13,720	4,574	(d) 500	14.3	—
	2003	300.0	140.3	—	9,000	3,600	(c) 410	7.6	—
Don Lough	2005	309.8	293.5	—	—	11,198	(e) 2,840	104.0	—
Executive Vice President	2004	299.9	199.9	—	13,280	4,427	(d) 810	23.2	—
	2003	294.0	144.8	—	8,900	3,600	(c) 660	12.3	—
Jacques Valotaire	2005	319.6	293.5	—	—	11,559	(e) 2,700	98.9	—
Executive Vice President	2004	299.8	193.7	—	13,280	4,427	(d) 770	22.1	—
	2003	285.0	144.5	—	8,600	3,500	(c) 650	12.1	—

(a) The compensation package for the Named Executive Officers includes perquisites. Perquisites and other personal benefits, securities or property are only included in the "Other Annual Compensation" columns where items in the aggregate exceed the lesser of $50,000 or 10% of salary and bonus.

Awards

(b) In 2003, the executive officers named above were granted options in ING Groep under the Global Share Option Plan (GSOP). In 2004, the named executive officers were granted options under the ING Groep global long-term incentive plan called ***leo*** (Long-Term Equity Ownership) which was implemented in 2004. Options granted under prior plans will continue to be held until exercise, vesting or expiration. The stock options have a strike price (in EUR) equal to the fair market value of ING Groep stock on the date of grant. Options granted under GSOP have a 10-year option life and vest ⅓ per year at the end of the first, second and third years following grant date. Following vesting, they are then exercisable during the remaining option life. The options granted under ***leo*** vest three years after the grant date and can be exercised up to seven years after the vesting date.

(c) In 2003 the executive officers named above were granted performance units under the ING Americas Stock Incentive Plan. Under this plan, participants were granted contingent share units which have a notional value equal to one share of ING American Depository Receipts (ADR) as listed on the New York Stock Exchange. The actual number of shares awarded is based on ING Groep's three-year Total Shareholder Return relative to a peer group of international financial services companies. The range of potential payout under the Plan can vary from 0% to 200% of target.

(d) In 2004, the executive officers named above were granted performance shares under ***leo***. Under this plan, participants were granted contingent shares which have a notional value equal to one share of ING Bearer Depository Receipts (BDR) as listed on the Euronext Stock Exchange. The actual number of shares awarded is based on ING Groep's three-year Total Shareholder Return relative to a peer group of international financial services companies. The range of potential payout under the Plan can vary from 0% to 200% of target.

(e) In 2005, the executive officers named above were granted performance units under the ING Canada 2005 Stock Incentive Plan. These awards are further explained under Components of the Compensation of Executives of ING Canada and its subsidiaries above.

(f) The aggregate number of performance units and performance shares held by Mr. Dussault, Mr. Cunningham, Mr. Iles, Mr. Lough and Mr. Valotaire as of December 31, 2005 were 57,656, 10,738, 19,733, 19,225 and 19,486 respectively.

Payouts

(g) Awards were made to the named executive officers under the ING Americas Stock Incentive Plan 2000-2002, 2001-2003 and 2002-2004 Restricted Performance Unit (RPU) cycles. Participants were provided a contingent award of a target number of RPU's, each of which are equal to one ADR as traded on the New York Stock Exchange at the beginning of each cycle, with the final payout dependant on the collective financial performance of ING Americas during the respective performance cycle. Payouts could range from 0%-200% of target. Performance under the 2000-2002, 2001-2003 and 2002-2004 cycles resulted in payouts of 33.8%, 61.6% and 111% of target, respectively. The number of units shown represents 33.8%, 61.6% and 111% of each individuals target award, respectively.

(h) For Canadian participants, the value of the earned shares is deposited into a notional share account (a phantom account) that tracks the price of ING Groep stock. The notional shares are credited with dividends and liquidated subsequent to the termination of employment. The value was converted from Euros to Canadian Dollars at the March 14, 2003, March 31, 2004 and March 31, 2005 exchange rates of C$1.5896, C$1.6018 and C$1.5720 = €1.00, respectively; and, ING BDR price as listed on the Euronext Exchange of €11.70, €17.88 and €23.30, respectively. This is a change in methodology from the disclosure in the 2004 Proxy Management Circular. The change in disclosure methodology is to align the disclosure with notional share account administrative procedures.

(i) Michael Cunningham, who is a U.S. expatriate, does not have a notional share account. His shares were delivered to him on March 15, 2003, March 31, 2004 and March 31, 2005. Mr. Cunningham works exclusively for ING Canada, but further to an arrangement with ING Americas, 50% of his remuneration is paid by ING Americas and the remaining 50% by ING Canada. The dollar amounts shown above represent Mr. Cunningham's total remuneration package and are converted from U.S. dollars to Canadian dollars as follows: Salary — the yearly average exchange rate for 2003, 2004 and 2005 of C$1.4025, C$1.2960 and C$1.2101 = U.S. $1.00; Bonus — the March 14, 2003, March 15, 2004 and March 15, 2005 exchange rates of C$1.4732, C$1.3340 and C$1.2069 = U.S. $1.00; and, Performance Units — March 14, 2003, March 31, 2004 and March 31, 2005 exchange rates of C$1.4732, C$1.3095 and C$1.2127 = U.S. $1.00, respectively; and, ING ADR price as listed on the New York Stock Exchange of $12.21, $22.05 and $30.23, respectively. In addition, because Mr. Cunningham is an expatriate, he receives an assignment allowance equivalent to 10% of his base salary. In 2003 and 2004 Mr. Cunningham received a business allowance of 6% of salary. This program was discontinued as of December 31, 2004. Mr. Cunningham has announced his intention to retire from ING as of March 31, 2006. In the 2005 Proxy Management Circular, year end US to Canadian dollar exchange rates were used to convert Mr. Cunningham's compensation to Canadian dollars. The method disclosed in this footnote (i) more accurately reflects the value received by Mr. Cunningham.

Long Term Incentive Plan (LTIP) — Awards in Most Recently Completed Financial Year

NEO Name	Securities, Units or Other Rights	Performance or Other Period Until Maturation or Payout	Estimated Future Payouts Under Non-Securities-Price-Based Plans		
			Threshold (#)	Target (#)	Maximum (#)
Claude Dussault	32,726	December 31, 2007	0	32,726	65,452
Michael Cunningham[(1)]	5,001	January 1, 2008	0	5,001	10,002
Derek Iles	11,559	December 31, 2007	0	11,559	23,118
Don Lough	11,198	December 31, 2007	0	11,198	22,396
Jacques Valotaire	11,559	December 31, 2007	0	11,559	23,118

(1) Further to an arrangement with ING Americas, 50% of this remuneration is paid by ING Canada, and the remaining 50% by ING Americas. Since Mr. Cunningham is subject to US Internal Revenue Code section 409(a), his vesting date is January 1st of the year following the end of the performance period.

In 2005, ING Canada established a long-term incentive plan called ***The ING Canada 2005 Stock Incentive Plan (the "Plan")***. Under the ***Plan***, employees are granted performance units.

The performance units are contingent awards of ING Canada stock that vest at the end of three-year performance periods. The final payout is dependent on ING Canada's three year average Return on Equity (ROE) relative to the three-year average ROE performance of the Canadian Property and Casualty Industry. Payouts can range from 0%-200% of target, depending on ING Canada's relative ROE performance over the three-year performance period. Resale restrictions are placed on ING Canada stock awarded under the plan that prohibit sale or transfer for two years following the award.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year-End Option Values

NEO Name	Securities, Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised in-the-Money Options at FY-End (CAD$)[(1)] Exercisable/Unexercisable
Claude Dussault	0	0	92,216 / 51,224	572,116 / 831,994
Michael Cunningham	0	0	45,116 / 11,544	396,241 / 185,879
Derek Iles	6,000	107,613	37,550 / 16,720	34,405 / 268,462
Don Lough	0	0	34,102 / 16, 248	164,975 / 261,322
Jacques Valotaire	0	0	41,952 / 16,148	232,088 / 259,033

(1) Closing price of ING Groep stock as of December 30, 2005: €29.30. The value of unexercised options was converted from Euros at the 2005 year-end exchange rate of C$1.3750 = €1.00. This is a change from the disclosure method used in the 2005 Proxy Management Circular. This change aligns with the administration of the ING Groep long-term incentive plans.

Pension Plan Entitlements based on Years of Service
(in $ per year)

Final Average Earnings[1]	Years of Service[2] 15	20	25	30	35	40
$ 125,000	$ 37,500	$ 50,000	$ 62,500	$ 75,000	$ 87,500	$ 100,000
150,000	45,000	60,000	75,000	90,000	105,000	120,000
175,000	52,500	70,000	87,500	105,000	122,500	140,000
200,000	60,000	80,000	100,000	120,000	140,000	160,000
225,000	67,500	90,000	112,500	135,000	157,500	180,000
250,000	75,000	100,000	125,000	150,000	175,000	200,000
275,000	82,500	110,000	137,500	165,000	192,500	220,000
300,000	90,000	120,000	150,000	180,000	210,000	240,000
400,000	120,000	160,000	200,000	240,000	280,000	320,000
500,000	150,000	200,000	250,000	300,000	350,000	400,000
600,000	180,000	240,000	300,000	360,000	420,000	480,000
700,000	210,000	280,000	350,000	420,000	490,000	560,000
800,000	240,000	320,000	400,000	480,000	560,000	640,000
900,000	270,000	360,000	450,000	540,000	630,000	720,000
1,000.000	300,000	400,000	500,000	600,000	700,000	800,000
1,100.000	330,000	440,000	550,000	660,000	770,000	880,000
1,200.000	360,000	480,000	600,000	720,000	840,000	960,000
1,300.000	390,000	520,000	650,000	780,000	910,000	1,040,000
1,400.000	420,000	560,000	700,000	840,000	980,000	1,120,000
1,500.000	450,000	600,000	750,000	900,000	1,050,000	1,200,000

(1) Pensionable earnings are calculated by adding base salary and 50% of target short-term bonus entitlement for the named executive officers except Mr. Cunningham. The final average earnings are calculated on the best 5 consecutive years out of the last 10.

(2) Prior to January 1, 2000, pension entitlement was slightly lower than shown in the above table, being based on 1.3% per year of service up to the annual CRA maximum and 2% per year of service for pensionable earnings above that maximum. The above pension entitlements are based on 2% of the final average earnings per year of service and are not subject to Canada Pension Plan or Québec Pension Plan offset amounts.

The following table sets out the years of credited service of our named executive officers, other than Mr. Cunningham who participated in pension plans with ING Americas, as at December 31, 2005.

	Years of Credited Service
Claude Dussault	20
Derek Iles	12
Don Lough	16
Jacques Valotaire	23[1]

(1) Mr. Valotaire has 23 years of credited service with respect to the base plan and 15 years of credited service with respect to the SERP. Upon employment with the Company, it was agreed for Mr. Valotaire to buy back years of credited service with his previous employer with respect to the base plan only.

Compensation of Directors

Please refer to the "Directors Compensation" section at page 10 of this Circular.

6: INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS AND LIABILITY INSURANCE

To the knowledge of the Company, there was no outstanding indebtedness to the Company or to its subsidiaries, incurred by Directors, executive Officers, employees or former Directors, executive Officers or employees of the Company, except under a loan program for the acquisition of computer equipment and software that is available to all the employees of the Company. Advances to a person under this program are of a nominal value (average: $4,000). As well, a number of executive officers benefited from a reduced rate of interest on their personal residence mortgage, provided by a sister company, ING Bank of Canada; this program provides for a company subsidy of up to 30% of the Bank's posted rate plus 1% for the offered term.

ING Canada is covered by civil liability insurance for Directors and Officers of the Company and its subsidiaries that is purchased by ING Groep for itself and all its subsidiaries. This policy provides coverage in excess of Euros 125,000,000 (approximately C$176,375,000, as of March 21, 2006) with an ING Canada deductible of Euros 100,000 (approximately C$141,100, as of March 21, 2006) per claim. Please note that there is no deductible charged to any individual director, officer or employee. This insurance covers directors, officers and employees of the Company for acts committed in the performance of their duties as directors, officers or employees; illegal acts and those committed for personal gain are excluded from this coverage. The premium paid by the Company (Euros 172,000 for the current policy year) is part of the allocation of costs, fees and expenses of ING Groep to its subsidiaries for services provided to them; such allocation is generally based on costs, fees and expenses which approximates fair value.

7: PERFORMANCE GRAPH OF THE COMMON SHARES OF THE COMPANY

The following graph compares the total cumulative return for $100 invested in Common Shares on December 10, 2004, with the total cumulative return of the S&P/TSX Composite Index and the S&P/TSX Composite Index-Property & Casualty Insurance for the period from December 10, 2004, the date the Common Shares commenced trading on the Toronto Stock Exchange (the "TSX"), through to December 30, 2005.

Cumulative Value of a $100 Investment Assuming Reinvestment of Dividends



$210
$180
$150
$120
$90

	Dec. 10, 2004	Dec. 31, 2004	Dec. 30, 2005
ING Canada	100.00	112.73	200.38
S&P/TSX Composite Index	100.00	102.79	127.58
S&P/TSX Composite Index – Property & Casualty Insurance	100.00	103.37	128.16

8: CORPORATE GOVERNANCE PRACTICES

Although ING Canada was a private company until December 10, 2004, it had a long-standing practice of following strict corporate governance rules and implementing progressive governance practices on the basis that it was a wholly-owned subsidiary of a large publicly listed financial holding company, and that it was also the holding company of a number of highly regulated financial institutions in Canada.

ING Canada, following the example of its parent company, ING Groep, considered that corporate governance and sound market practices were essential components of its operations. As a Canadian reporting issuer with securities listed on the Toronto Stock Exchange ("TSX"), ING Canada has corporate governance practices that are not only consistent with the requirements of the TSX and the applicable rules of the Canadian Securities Administrators ("CSA"), but in certain cases exceed such requirements.

ING Canada has signed with ING Groep a Co-operation Agreement and other related agreements whereby ING Groep has special approval rights in certain circumstances. These rights include the right to nominate and elect a certain number of directors to the Board of ING Canada as determined by the percentage of common shares of the Company owned by ING Groep from time to time. Currently, ING Groep has the right to nominate and elect five directors out of twelve. Please refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44 — "Relationship with ING Groep" for further information.

The Company's Statement of Corporate Governance Practices is attached as **Schedule A** to this Circular.

9: SHAREHOLDER PROPOSALS

The *Canada Business Corporations Act* permits certain eligible shareholders of the Company to submit shareholder proposals to the Company for inclusion in a management proxy circular for an annual meeting of shareholders. No shareholder proposals were submitted for consideration at the 2006 annual meeting of shareholders. The final date by which the Company must receive shareholder proposals for the annual meeting of shareholders of the Company to be held in 2007 is December 28, 2006.

10: ADDITIONAL INFORMATION AND CONTACTING ING CANADA

Further information relating to ING Canada may be obtained from its website at www.ingcanada.com and from the SEDAR website at www.sedar.com. Financial information is provided in the Company's comparative financial statements and management's discussion and analysis for the fiscal year ended December 31, 2005 and these documents are accessible through SEDAR.

To obtain a copy of these documents together with the Company's Annual Information Form, when available, at no cost, please contact the Secretary's Office of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone at (416) 941-5149, or by fax at (416) 941-5322, or at 1611 Crémazie Boulevard East, 10th Floor, Montréal, Québec, H2M 2R9, or by telephone at (514) 985-7111, ext. 8367 or by fax at (514) 842-6958; you may also contact the Investors Relations Department of the Company at 181 University Avenue, 7th Floor, Toronto, Ontario, M5H 3M7, or by telephone toll-free within North America at 1-866-778-0774 ((416) 941-5181 outside North America), or by fax at (416) 941-0006.

11: APPROVAL OF THE BOARD OF DIRECTORS

The Board of Directors of the Company has approved the contents and the sending of this Management Proxy Circular to the shareholders of the Company.

Françoise Guénette
Senior Vice-President,
Corporate and Legal Services and Secretary

March 27, 2006

SCHEDULE A

ING Canada Inc.

Statement of Corporate Governance Practices

In establishing its governance practices, the Board of ING Canada has adopted principles, structures and processes to enable the Board to carry out its responsibilities more effectively and that are focused on the implementation, development and maintenance of a compliance and corporate governance mindset throughout the company.

These principles, structures and processes include the following: a Code of Conduct that details high ethical standards; the support of a dedicated Compliance team that follows legislative, regulatory and compliance and governance trends and best practices; various policies and reporting mechanisms including Whistleblower procedures and Incident Reporting. The Company has also put in place strict policies on conflict of interest, disclosure of confidential information and insider trading.

By virtue of the Code of Conduct, the Company has endorsed high ethical and compliance principles to promote integrity. These principles shape the Company's activities globally and apply to all of our employees, including our officers and directors. They include abiding by the law, respecting confidentiality, avoiding conflicts of interest, respect in the workplace, proper use of the Company's resources and opportunities and sound market conduct, the whole based on personal accountability.

The compliance programs and systems, including the Code of Conduct and its related policies and processes, are managed by the Company's full-time dedicated compliance team that reports to the Senior Vice-President, Corporate and Legal Services, and Secretary, in addition to 22 representatives from the operations and Human Resources departments across Canada. This statement of corporate governance is responsive to the rules and guidelines adopted by the Canadian securities regulatory authorities, as set out in National Instrument 58-101 Disclosure of Corporate Governance Practices, National Policy 58-201 Corporate Governance Guidelines and Multilateral Instrument 52-110 on Audit Committees ("Disclosure Rules"). The Board of Directors has approved this disclosure on the recommendation of its Conduct Review and Corporate Governance Committee.

Additional information about our governance programs may be found in our 2005 Annual Report, on SEDAR where our Code of Conduct is filed, and in this Statement of Corporate Governance Practices.

We will continue to follow changes and consider amendments to our governance practices as appropriate and in the context of our relationship with our majority shareholder. Please refer to "Supplemental PREP Prospectus of December 9, 2004 of ING Canada Inc, p. 39 to 44 — "Relationship with ING Groep" for further information.

BOARD OF DIRECTORS

Director Independence

The Company is subject to various disclosure rules, guidelines and requirements governing the independence of the Board and its committees.

Independence of a director is defined as a person who has no direct or indirect material relationship with the Company, its parent, subsidiaries, or its auditors, or as a partner, officer or significant shareholder of an entity that has a material relationship with the Company.

The Conduct Review and Corporate Governance Committee determines, at least annually, whether a director is independent, based on information provided by each director on a conflict of interest questionnaire that lists his/her personal business and other relationships and dealings with the Company or its affiliates and our auditors. The conflict of interest questionnaire also requires disclosure of all entities with which a director or an officer is involved.

Additional information relating to each director standing for election may be found on pages 3 to 8 of this Circular.

As stated above, the Company has signed a Co-operation Agreement with its majority shareholder whereby ING Groep is entitled to appoint and elect nominees to the Board of ING Canada based upon its ownership stake in the Company: currently, ING Groep is entitled to appoint and elect five (5) nominees out of twelve (12) candidates to be elected to the Board.

Seven (7) out of the twelve (12) candidates proposed for election qualify as unrelated and independent, as they are independent from management and from the majority shareholder, and free from any interest, function, business or other relationship that could, or could reasonably be perceived to, materially, interfere with the Director's ability to act in the Company's best interest. Among the seven members are Eileen Mercier and Paul Cantor, who, along with ING Groep nominee Claude Dussault, are currently Directors of ING Bank of Canada, which reports to the banking division of ING Groep, such division being separate from the insurance division of ING Groep and therefore not reasonably expected to interfere with the exercise of the independent judgement of these three directors.

Independent Lead Director

The roles of Chairman and Chief Executive Officer are separate. Yves Brouillette, a related director nominated and elected by ING Groep, acted as Chairman in 2005. In this context, Michael Mackenzie, an independent director and Chairman of the Conduct Review and Corporate Governance Committee, has acted as "lead director" to manage the independence process and lead the Board in meeting its obligations and responsibilities to all shareholders. In this capacity, Mr. Mackenzie has presided over private sessions of the independent directors (and occasionally private sessions of all of the directors) without the presence of management. In 2005, five (5) such meetings were held among the independent Board members.

It is also the practice of each Committee of the Board to meet without management present immediately following each of its meetings. Topics discussed at these meetings include, but are not limited to, Board processes and contexts, succession planning, executive assessments and strategy. Each of these committees (Conduct Review and Corporate Governance Committee, Audit and Risk Review Committee and Human Resources Committee) held four (4) private meetings of their independent members during 2005.

It is to be noted that Mr. Yves Brouillette retired from his functions as Chief Executive Officer of ING Latin America in the fall of 2005. Mr. Brouillette is now a corporate director who will continue to be nominated and elected by ING Groep and will continue to act as Chairman of the Board until further notice. Mr. Brouillette will ensure a liaison between the Board and its committees, the Board and management, and the Board and the majority shareholder: in this regard, the Chairman shall work closely with the Chair of the Conduct Review and Corporate Governance Committee.

Board Mandate

The Board, either directly or through its committees, explicitly assumes responsibility for the stewardship of the Company; it is responsible for the supervision of the management of the business and affairs of the Company with the objective of enhancing the value of the Company for its shareholders and with a view to ensuring the Company's long-term viability.

The Board Mandate (reproduced on pages 32 to 34 of this Circular) sets out the responsibilities of the Board, which can be summarized as follows: review and approval of the strategic plan and in relation thereto approval of material transactions; supervision of Senior Management and Succession Planning including the appointment of the Chief Executive Officer and ensuring that other executives are in place to ensure sound management of the Company; oversight of financial reporting including ensuring the accuracy of financial statements and returns and timely reporting and disclosure; assessment by the Board of its own effectiveness and that of its committees and members; ensuring that the Company has sound risk management programs and also ensuring that the Company has appropriate internal controls in place; and ensuring a business ethics, compliance and corporate governance mindset and creation of a culture of integrity throughout the organisation. Finally, the mandate of the Board confirms independent access of the Board and its committees to outside consultants and experts.

Position descriptions

The Board Mandate and the position descriptions of the Chairman of the Board and of the Committee Chairs define the roles and responsibilities of the Board, its Committees and their Chairs. The description of the functions of the Chief Executive Officer delineate management's responsibilities. These mandates, the by-laws of the Company and Board resolutions that are adopted from time to time, including signature authority limits, clearly define the limits to management's authority.

The description of the functions of the Chairman of the Board takes into account the special relationship that exists between the Company and its majority shareholder, ING Groep, through the Co-operation Agreement.

The description of functions of the President and Chief Executive Officer has been developed with the input of the Chief Executive Officer and has been approved by the Board of Directors. This description of functions includes: Leadership Role; Strategic Planning; Financial Results; Succession Planning; Human Resources Management; Board Relations and Overall Performance. The CEO is responsible for defining, communicating and implementing the strategic direction, goals and core values of the Company with a view to maximizing shareholders value and ensuring the long-term viability of the Company.

Orientation and Continuing Education

Each Director receives a Directors' Manual or an update of the Directors' Manual annually. A copy of the Directors' Manual is also provided to new Directors. This Manual includes information on the corporate and organizational structures of the Company and its subsidiaries, a description of its Board and Committees, their mandates and composition, the corporate governance and compliance programs of the Company, and a template of the subjects presented to the Board and its Committees at each of their regular meetings.

Directors are expected to attend all Board and Committee meetings in person, although attendance by video-conference or telephone is also accepted in appropriate circumstances. Directors are also expected to prepare in advance of each meeting in order to positively contribute to discussions and decisions.

At each Board meeting, a strategic review is presented to the Board that repositions the Company in its various markets and that reiterates main developments and challenges; at each such meeting, a special subject is also covered with a view to keeping the Directors informed and up-to-date in relation to industry developments, new legislation that affects operations and distribution, as well as political and social trends. Each year, at the dedicated strategic planning meeting, an overview of the industry is provided to the Directors together with an assessment of the risks and opportunities and market trends: threats and opportunities as well as strengths and weaknesses are presented and discussed with the Board of Directors, who are expected to give their points of view and provide input on the assessment of such risks. Senior Management representatives are invited to present their vision of the main aspects affecting their respective sector of activities. In addition, an industry publication of the Insurance Bureau of Canada detailing industry results and its main issues is made available to the Directors on a quarterly basis.

Finally, a training session is organized on a yearly basis to cover various aspects related to the Company and its subsidiaries, including subjects such as industry information, interpretation of financial information, marketing programs, distribution programs, corporate governance, risk management and other pertinent subjects.

Programs for new Directors also include one-on-one meetings with executives holding key functions at the Company.

Code of Conduct and Ethics

The Board has adopted a Code of Conduct that is filed on SEDAR. This Code of Conduct applies to all employees, officers and Directors of the Company. It provides a framework to promote integrity and, together with related compliance programs, it provides mechanisms to detect and deter wrongdoing.

The Code of Conduct promotes the highest levels of personal conduct and ethical standards in conformity with the law while promoting the spirit of fairness and honesty behind the law; it promotes respect for privacy and confidential information and fosters open and honest communication and disclosure.

A number of policies have been adopted over the years and are amended from time to time to take into account new trends in best practices and legal requirements; such policies include Conflicts of interest, Protection and proper use of the Company's assets and opportunities, Incident Reporting and Whistleblowing procedures. In this regard, procedures allow reporting on a confidential and anonymous basis: complaints can be made by telephone or e-mail or direct communications through Internal Audit Services, the Law and Compliance Department or Human Resources: complaints can also be brought to the Conduct Review and Corporate Governance Committee or to the Board. All complaints and compliance issues are reported to the Legal and Compliance team that makes a determination as to the most appropriate forum to deal with the complaint. The Senior Vice-President, Corporate and Legal Services, and Secretary, who is also ultimately responsible for Compliance in Canada, reports to the Conduct Review and Corporate Governance Committee on a quarterly basis and to the Board on an annual basis: such reports cover compliance programs, compliance issues, clients' complaints and statistics, performance for the past year and Action Plan for the following twelve to fifteen months. The Audit and Risk Review Committee is also notified by the Senior Vice-President, Corporate Audit Services, if a complaint relates to accounting, internal controls or audit matters or if fraudulent conduct is involved. In such instances, the Audit and Risk Review Committee determines how the case will be handled.

Nomination of Directors

The Conduct Review and Corporate Governance Committee is the nominating committee of the Board of Directors. As such, this Committee is responsible for the review of the "Nomination Policy for the Board and Committee Members" (the "Nomination Policy") and for its implementation once it is approved by the Board. The Committee also reviews the nomination process as well as the orientation and education programs for new members and for current members.

The Conduct Review and Corporate Governance Committee is also responsible for assessing the Board of Directors and the members of the Board and its Committees on an on-going basis. As part of the process, the Committee considers the competencies and skills of the Board, as a whole, and required competencies and skills from new members. Candidates are screened to ensure they have the following attributes: integrity, judgment, financial literacy, excellent communication skills, ability to act as a team player, in addition to adhering to the values of the Company expressed in its Code of Conduct and related policies referred to above.

The Nomination Policy process also provides for verification and monitoring of conflicts of interest and relationships with the Company and its affiliates, as well as the independence of directors.

In 2005, the Committee was composed of four members, one of whom represented the majority shareholder and therefore was not "unrelated" or "independent": this member does not participate in discussions on new Board member appointments and abstains from voting on such appointments.

Size of the Board and Election of Directors

The size of the Board and the election process is described on page 3 of this Circular. We consider that the size of the Board and its Committees is appropriate. With respect to the election process, as previously noted, it is subject to the Co-operation Agreement between the Company and ING Groep.

Compensation

See pages 15 to 21 of this Circular for information on Compensation, CEO assessment and determination of remuneration.

Board Assessment

For many years now, the Board has been proceeding to its Self-Assessment. Prior to 2005, the Self-Assessment was completed by the independent Board members only. Starting in 2005, the Self-Assessment

questionnaire is also completed by the related directors who represent ING Groep; it was judged that the Company would benefit from the vast experience of the related directors regarding Board matters and functioning. The results of the two groups are analyzed separately and jointly for the benefit of the Conduct Review and Corporate Governance Committee and the Board.

The Conduct Review and Corporate Governance Committee monitors the Board Self-Assessment process and reports to the Board which also receives the Summary Report and analysis that includes all of the comments received from the directors. The Conduct Review and Corporate Governance Committee also reviews and approves the Action Plan to address comments from the Directors with a view to improving Board and Committee processes, documentation and performance.

As of 2005, a process has been put into place for the Self-Assessment of each individual director with the assistance of an external consultant. The Self-Assessment process includes completion of the Self-Assessment questionnaire by all of the directors, who return it on a confidential basis to the external consultant for analysis and reporting to the Chairman of the Board, with recommendations. Each director will then meet with the Chairman of the Board to discuss his or her contribution to the Board and its Committees, as well as his or her own competencies and skills and what he or she is expected to bring to the Board.

Disclosure process

The Board has approved disclosure policies upon the recommendation of the Conduct Review and Corporate Governance Committee and the Audit and Risk Review Committee. The Corporate disclosure policies include processes and guidelines for ensuring the timely disclosure of all material information; this policy has established guidelines to avoid selective disclosure and to ensure wide dissemination of confidential material information. The Disclosure Committee is composed of the CEO, the CFO, the Chief Legal Officer (who chairs this Committee), the Head of Communications and other representatives of the Company, including an Executive Vice-President and representatives from the Company's Investors Relations Department; this Committee reviews and assesses each specific issue or situation to determine if it constitutes material information and if, how and when it should be publicly disseminated. The Disclosure Committee also determines if a situation must be referred to the Audit and Risk Review Committee or the Board for consideration and further assessment.

The Disclosure Committee has a sub-committee dedicated to financial disclosure: this sub-committee is composed of executives knowledgeable and possessing the skills and proficiencies to review and assess financial information. This Sub-Committee meets on a quarterly and annual basis and as needed to review any financial information that is made public by the Company; it recommends the approval of key documents to the Board or its Audit and Risk Review Committee, such as interim and annual financial statements, MD&A and Press Releases.

Committees of the Board

The Board has appointed the following committees:

- *Conduct Review and Corporate Governance Committee*

  This Committee has three main functions:

  - it is responsible for developing and maintaining principles and programs consistent with the highest standards of corporate governance, compliance and market conduct;
  - as previously noted, this Committee is the Nominating Committee of the Company;
  - the Committee is also responsible for designing and implementing the Board and individual directors' assessment programs.

  In 2005, no outside consultant was retained by the Committee. An outside consultant has recently been retained to review the Self-Assessment process and content of individual directors for 2005. A report of the activities of this Committee for 2005 is available on pages 13 to 15 of this Circular: it includes the names of the Chair and the Committee members.

- *Audit and Risk Review Committee*

  The main functions of this Committee are:

  - oversee the integrity of the Company's financial information and its timely disclosure;
  - review the works and programs of the Company's Internal Audit Services and oversee the quality and integrity of the internal controls and procedures;
  - establish procedures for the receipt and treatment of complaints received by the Company regarding internal accounting controls or auditing matters and fraud cases;
  - oversee the risk management policy and procedures;
  - ensure relationship with External Auditor and, in this regard, review the External Audit proposed programs and recommend the remuneration of the External Auditor to the Board of Directors.

  This Committee is composed of independent directors only and the Board of Directors has determined that each member of the Committee is "financially literate" as such terms are used in the CSA rules.

  This Committee meets in private with the Internal Auditor, the External Auditor, the Chief Actuary, the Compliance and Risk Management Officers and Management. The members of the Committee also meet in private at each meeting, without the presence of Management.

  This Committee also pre-approves all audit and non-audit services performed by the External Auditors.

  See page 11 of this Circular for fees paid to External Auditor in 2005 and pages 12 and 13 for the report on the activities of this Committee in 2005, including the names of the Chair and Committee members.

- *Human Resources Committee*

  The role of this Committee is to assist management in defining total management policy that supports the Company's overall strategy and objectives, attracts and retains talent and key executives and links total compensation to performance and attaining objectives.

  The main functions of this Committee are:

  - review and assess the CEO at least once a year and recommend the CEO's compensation to the Board for approval;
  - review the assessment of the senior executives of the Company and approve their compensation;
  - review the policies and programs related to succession planning and talent development;
  - review the Directors' compensation with the same philosophy as that used for senior executives, namely to attract and retain key Board members with a view to enhancing the Company's ability to determine its plans and strategies for attainment of the Company's objectives.

  See pages 15 to 18 of this Circular for the Report on the activities of this Committee for 2005.

  See page 10 of this Circular for information regarding Directors' compensation and pages 18 to 21 for information regarding Executive Compensation.

- *Investment Committee*

  The role of this Committee is to advise the Company on the investment strategies that are appropriate in the context of the P&C insurance subsidiaries' activities.

  The main functions of this Committee are:

  - recommend to the Board of Directors the adoption of an investment policy that is likely to support the P&C subsidiaries in meeting their financial obligations, in addition to maximizing the return on such investments while preserving value for the long-term;

- approve strategies that are in line with the investment policy approved and reviewed by the Board from time to time;
- approve investment tools in view of supporting the furtherance of the investment policy and strategies of the Company;
- review investment results of the Company and take appropriate measures to re-align strategies and select or re-select advisors and portfolio managers;
- review and follow specific investments as required; and
- review compliance reports in relation to the activities of the portfolio manager, ING Investment Management, Inc., a wholly owned subsidiary of the Company.

SCHEDULE B

Mandate of the Board of Directors
ING Canada Inc.
And its P&C Insurance Companies

I. Purpose

The main responsibility of the Board of Directors is to oversee the management of business and affairs of the Company. In this regard, the Board establishes policies, reporting mechanisms and procedures in view of safeguarding the assets of the Company and ensuring its long-term viability, profitability and development. The Board appoints the following committees to assist it in its stewardship role: the Audit and Risk Review Committee, the Conduct Review and Corporate Governance Committee, the Human Resources Committee, and the Investment Committee. The Board may also appoint other Committees, such as Pension Committee or Risk Management Committee and others, as it deems appropriate.

II. Composition

The composition of the Board is determined based on applicable legal requirements and subject to the Co-operation Agreement and related documents executed by ING Canada Inc. and ING Groep N.V., effective December 15, 2004 (the "Co-Operation Agreement"). The mandate of the Board requires complementary knowledge, skills and expertise on the part of the directors, to enable them to positively contribute to the achievement of the Company's corporate objectives. The Nomination Policy for the Board of Directors, as approved from time to time by the Board, serves as a guide to determine the composition of the Board.

III. Process and Operations

The Board of Directors meets at least four times per year. The calendar of meetings is determined at the end of the preceding year for the following year.

IV. Mandate

The Board of Directors supervises the management of the business and affairs of the Company. In exercising this role, the Board fulfills the following responsibilities:

1. Strategic Planning

Each year, the Board reviews, discusses and approves the strategic plan and the corporate objectives of the Company; it reviews and discusses attainment of results at each of its quarterly meetings, to ensure close monitoring of key objectives and prompt realignment, if judged appropriate.

In relation thereto, the Board reviews with management the opportunities and risks of the Company's three-year plan, including the Budget for the following year.

As part of strategic planning, the Board also reviews and approves material transactions and reorganizations, such as acquisitions, dispositions, mergers, corporate reorganizations, alliances and financing.

2. Supervision over Senior Management and Succession Planning.

The Board is responsible for ensuring that the Company is supported by an appropriate organizational structure including a CEO and other executives who have complementary skills and expertise to ensure the sound management of the business and affairs of the Company and its long-term profitability.

To play its role, the Board delegates this function to its Human Resources Committee that will make recommendations on the appointment of the CEO and other executives and see to the assessment of senior management. The Committee will advise management in relation to its succession planning including the appointment, training and monitoring of senior management.

To support these objectives, the Human Resources Committee reviews, discusses and recommends or approves compensation and benefit plans for employees, management and senior management in view of attracting and retaining talent and linking total compensation to financial performance and the attainment of strategic objectives.

3. Financial Reporting & Disclosures

The Board of Directors is responsible for ensuring that the Company adopts appropriate policies and procedures for the accuracy of its financial statements and returns and the timely reporting and disclosure of financial information to regulators and shareholders, respectively.

The Board may delegate this function to the Audit and Risk Review Committee, which will review the Company's annual and quarterly financial statements and management discussion and analysis and meet with the internal and external auditors and actuaries to discuss such statements and documentation. The Committee will approve or make recommendations to the Board for its approval of such statements and returns. The Committee may also review and approve press releases containing previously undisclosed financial information.

To this end, the Committee recommends to the Board the external auditor to be nominated for the purpose of making examinations and reporting on the financial statements of the Company. The Committee ensures that the qualifications, performance and independence of the auditor is appropriate for the circumstances.

4. Board of Directors

The Board of Directors is responsible for ensuring that its own structure and composition are in compliance with applicable corporate governance legislation and best practices and that such structures are appropriate for the Company.

With a view to ensuring effective Board structure and composition, on an annual basis, the Board undertakes a self-assessment to evaluate the effectiveness of the Board and individual Board members. The Board may delegate to the Conduct Review and Corporate Governance Committee the nomination of new Board members and the implementation and review of the nomination process for new Board members.

To support corporate governance objectives, the Board may also delegate to the Chairman or the Conduct Review and Corporate Governance Committee the monitoring of the relationship with the majority shareholder and the Company's corporate governance disclosure to be included in the Annual Report to shareholders.

5. Risk Management & Internal Controls

The Board is responsible for ensuring that the Company's business strategies and allocations of capital are related to the Company's risk appetite. To this end, the Board must ensure that the Company has effective risk management programs and practices.

The Board may delegate this function to the Audit and Risk Review Committee, which will review the Company's risk management programs and practices and evaluate the Company's compliance with key operational risk policies and limits.

The Board is also responsible for ensuring that the Company has appropriate internal controls in place for the protection of the accounting and financial reporting process. The Board may delegate this function to the Audit and Risk Review Committee, which will evaluate and approve the Company's internal control procedures, and establish procedures to receive submissions or complaints regarding accounting or auditing matters.

6. Business Ethics, Compliance and Corporate Governance

The Board of Directors is responsible for ensuring that the Company has the appropriate structures and programs in place to operate within the highest ethics, compliance and corporate governance practices.

The Board may delegate this function to the Conduct Review and Corporate Governance Committee, which will review the Company's compliance programs including the ombudsman's office, the privacy office, market conduct and corporate governance initiatives. The Committee will review the Company's procedures to

monitor its related party transactions and will approve permitted related party transactions. The Committee will also ensure that there are appropriate procedures in place for the identification and resolution of conflicts of interest.

7. Access to External Auditor and Other Experts

The Board of Directors enjoys a broad oversight function over many technical and specialised aspects of the business and affairs of the Company. As such, individual members of the Board are authorised to engage consultants including lawyers, auditors and actuaries at the expense of the Company, in appropriate circumstances.

It is the responsibility of the Board of Directors to ensure that consultants are retained only when necessary and that such consultants are retained prudently and without duplication.

The Board of Directors may delegate this function to the Conduct Review and Corporate Governance Committee, which will ensure that appropriate policies and procedures are in place to provide for the prudent engagement of consultants.

Upon the recommendation of the Audit and Risk Review Committee, the Board also recommends the appointment of the external auditor to the Shareholders.

Approved by the Board of Directors of ING Canada Inc. and its P&C Subsidiaries on February 25, 2005, and reviewed on March 3, 2006.

ING

QUEBECOR MERRILL
CANADA INC
Printed In Canada

MANAGEMENT DISCUSSION AND ANALYSIS

May 12, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included in the Company's 2004 Annual Report to Shareholders. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not reconcile due to rounding.

Current Outlook

We believe that several key factors will affect the P&C insurance industry in the next twelve to twenty-four months.

Given the importance of automobile insurance, provincial regulatory changes affecting this line of business are expected to continue to impact the performance of the P&C insurance industry. Based on the experience to date, the various reforms have been effective at containing and stabilizing claims costs. As a result, product availability and affordability is being restored. Sustainability of the cost containment measures as well as ongoing rate reductions will be the key drivers in the short term.

The lower automobile claim frequencies observed in 2004 and in the first quarter of 2005 will either return to normal levels or competitive pressure will lead to further premium reductions in the coming twenty-four months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance. Furthermore, increases in non-residential construction costs will put additional pressure on underwriting margins in commercial insurance.

Consequently, the industry's growth rates for the next twelve to twenty-four months are likely to be below historical levels. We also expect that underwriting results will not remain at such favourable levels.

Overall Performance

Net income of $158.5 million for the quarter ended March 31, 2005 represents an increase of $43.4 million, or 37.7%, compared to net income of $115.1 million for the first quarter of 2004. These results were better due to improved underwriting results, including historically low claims ratios in most lines of business, as well as the favourable impact of the Allianz acquisition.

Shareholders' equity increased by $268.6 million or 13.0% to $2,328.2 million at March 31, 2005. In addition to the net income of $158.5 million, the exercise of the over-allotment option in January 2005 from our initial public offering ("IPO") in December generated an increase in shareholders'

equity of $131.6 million of which $129.2 million was used to repay debt. A quarterly dividend of $21.7 million was also paid, reducing shareholders' equity.

The summary financial data set forth in the following tables has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and has been derived from our consolidated interim financial statements for the three months ended March 31, 2005 and 2004.

(in millions of dollars)	Three months ended March 31	
	2005	2004
Direct premiums written	$821.9	$727.8
Total revenue	1,098.8	955.6
Underwriting income	114.9	43.4
Net income	158.5	115.1
Earnings per share (in dollars)		
Basic and Diluted	1.19	1.23

(in millions of dollars)	As at March 31 2005	As at December 31 2004
Investments	$5,894.5	$6,010.4
Total assets	9,386.7	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,328.2	2,059.6

The following table shows our selected financial ratios and Return on Equity ('ROE") data.

	Three months ended March 31	
	2005	2004
Claims ratio	58.6%	66.5%
Expense ratio	29.5%	28.2%
Combined ratio	88.1%	94.7%
ROE(1)	38.9%	27.2%
ROE of our P&C insurance subsidiaries(2)	36.8%	24.0%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period.

(2) Represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada,

ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz: Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

An increase of $71.5 million over the prior year generated $114.9 million of underwriting income and a combined ratio of 88.1% for the three months ended March 31, 2005. Underwriting income reflects the revenues from net premiums earned, discussed above, claims and loss adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). While all lines of business performed well in the first quarter of 2005, the improvement was driven by our personal automobile portfolio which contributed $58.6 million of the increase in underwriting income for the quarter. Also included in the increase in underwriting income was $10.3 million from the Allianz companies representing a combined ratio of 92.9%.

The improvement in the performance of the automobile portfolio in the first quarter of 2005 was driven by continuing reductions in claim frequencies and by favourable reserve development primarily resulting from sustained effectiveness of automobile reforms, as well as the positive reserve development of class action suits. An improvement in the assumed underwriting results from the Facility Association (the statutory residual market insurance pools in which we are required to participate) also contributed to the performance of this line of business.

Significant Transactions

Initial Public Offering

The Company completed an IPO on December 15, 2004, pursuant to the filing of a prospectus dated December 9, 2004. As a result of the offering, 34,880,000 common shares were issued at $26.00 per share for proceeds of $858.5 million, net of underwriters' fees and other expenses. Pursuant to the underwriters' agreement for the prospectus, an over-allotment option was granted and then exercised during the three months ended March 31 2005, pursuant to which 5,232,000 additional common shares were issued and net proceeds of $129.2 million received.

Acquisition of Allianz

Consistent with our growth strategy, the Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of Allianz' operations in Canada. Included in the acquisition were two insurance companies, Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada, which prior to the acquisition together were the thirteenth largest P&C insurance group in Canada with 2004 direct written premiums of $797.6 million. Part of this premium volume ($193.5 million), referred to as the "AGR Business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG and is not part of the acquisition. The policy liabilities of the AGR Business will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. In the interim the AGR Business is subject to a quota share treaty with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated statements of income of the Company. The acquired business is distributed exclusively through brokers including a network of brokers branded "Grey Power" which targets individual customers over the age of fifty. Also part of the acquisition was a network of insurance

brokerages, Canada Brokerlink, which sells the products of P&C insurance companies to individuals and small to medium-sized businesses. The transaction was recorded with an effective date of November 30, 2004 and was completed on December 8, 2004.

The integration of the Allianz operations was well under way at the end of March 2005. Approximately 80% of Allianz' employees have received an offer and are in the process of assuming positions in the ING organization. Since March 1, 2005, the Allianz customers are being offered ING products as their Allianz policy expires in all jurisdictions (except Alberta). Due to regulatory reforms, the Alberta personal lines customers will be offered ING products starting on May 1, 2005.

Transition expenses of $4.5 million were incurred in the first quarter of 2005. Expenses of $13.2 million are expected to be incurred over the following twelve months resulting in an after tax total of $11.6 million.

Results of Operations

Segmented Information

We report our underwriting results through three operating segments of our P&C insurance business: personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries. In addition to these operating segments, our results include our non-operating segments, namely corporate and other activities, and realized investment and other gains (losses).

The following table presents selected information on our three operating segments, as well as "corporate and other" and "realized investment and other gains".

(in millions of dollars)	Three months ended March 31	
	2005	2004
Revenue		
P&C insurance		
Net premiums earned		
Personal insurance	$ 675.8	$ 571.7
Commercial insurance	292.2	246.1
Total net premiums earned	968.0	817.8
Investments	73.8	60.3
Total P&C insurance	**$1,041.8**	**$878.1**
Corporate and other	14.3	5.5
Realized investment and other gains	42.7	72.0
Total Revenue	**$1,098.8**	**$955.6**

(in millions of dollars)	Three months ended March 31	
	2005	2004
Income before income taxes		
P&C insurance		
Underwriting income		
Personal insurance	$ 80.4	$ 23.0
Commercial insurance	34.5	20.4
Total underwriting income	114.9	43.4
Investments	68.1	58.0
Total P&C insurance	**$183.0**	**$101.4**
Corporate and other	2.8	(3.1)
Realized investment and other gains	42.7	72.0
Total income before income taxes	**$228.5**	**$170.3**

The following tables set forth the direct premiums written and underwriting results for our P&C insurance operating segments.

(in millions of dollars)	Three months ended March 31	
	2005	2004
Personal Insurance		
Direct premiums written		
Personal automobile	$387.9	$351.0
Personal property	147.2	125.9
Total	**$535.1**	**$476.9**
Net premiums earned	$675.8	$571.7
Expenses:		
Claims and loss adjustment expenses	406.3	400.2
Commissions	111.4	90.7
Premium taxes	23.1	18.8
General expenses	54.6	39.0
Total expenses	$595.4	$548.7
Underwriting income	**$ 80.4**	**$ 23.0**
Ratios:		
Claims ratio	60.1%	70.0%
Commissions ratio	16.5%	15.9%
Premium taxes ratio	3.4%	3.3%
General expenses ratio	8.1%	6.8%
Combined ratio	**88.1%**	**96.0%**

(in millions of dollars)	Three months ended March 31	
Commercial insurance	2005	2004
Direct premiums written		
Commercial automobile	$ 70.6	$ 62.9
Commercial other	216.2	188.0
Total	$286.8	$250.9
Net premiums earned	292.2	246.1
Expenses:		
Claims and loss adjustment expenses	160.6	143.5
Commissions	60.5	52.0
Premium taxes	10.7	9.0
General expenses	25.9	21.2
Total expenses	$257.7	$225.7
Underwriting income	$ 34.5	$ 20.4
Ratios:		
Claims ratio	54.9%	58.3%
Commissions ratio	20.7%	21.1%
Premium taxes ratio	3.7%	3.6%
General expenses ratio	8.9%	8.6%
Combined ratio	88.2%	91.7%

Premiums written

Direct premiums written increased by $94.1 million, or 12.9%, to $821.9 million from $727.8 million including $134.9 million, or 18.5%, due to the Allianz acquisition. While growth in the number of insured risks is strong at 4.7% excluding the impact of Allianz, lower premiums from industry pools, rate reductions in personal automobile as well as a shift in portfolio distribution towards smaller accounts in commercial other (which includes all commercial lines of business excluding commercial auto) were the key drivers explaining the decrease in the direct written premium excluding Allianz. Allianz premiums include $15.1 million related to AGR Business which is fully ceded. When regulatory approval of the transfer to the Canadian branch is obtained, direct premiums written will reflect a decrease equal to the unearned premiums. Number of insured risks is defined by the number of vehicles in automobile, the number of premises in personal property and the number of policies by industry type in commercial other.

Personal insurance direct premiums written increased by $58.2 million, or 12.2%, to $535.1 million in the first quarter of 2005 compared to $476.9 million in the first quarter of 2004. Allianz accounts for a 19.3% increase. Despite strong growth in the number of insured risks of 5.0%, lower premiums from industry automobile pools as well as premium rate reductions in personal automobile explain the negative growth of 7.1%. Personal automobile direct written premiums reflect an average rate reduction of approximately 9%.

Commercial insurance direct premiums written increased by $35.9 million, or 14.3%, to $286.8 million in 2005 compared to $250.9 million in 2004. Allianz represents a 17.2% increase.

Despite a 3.2% growth in the number of insured risks, the overall decrease in direct written premiums excluding Allianz was primarily due to lower average written premiums resulting from a shift in portfolio distribution towards smaller accounts.

Net premiums written were lower in the first quarter of 2005 than in the first quarter of 2004 due to ceded premiums which were lower by $7.1 million in the first quarter of 2005 compared to the first quarter of 2004, after deducting $18.7 million of Allianz ceded premiums in 2005. The commutation of the quota share treaty in 2004 resulted in the cancellation of $185.3 million of ceded premiums.

	Three months ended March 31	
	2005	2004
Direct premiums written	$821.9	$727.8
Ceded premiums written	(44.5)	(32.9)
Ceded premiums – quota share treaty	-	185.3
Net Premiums Written	**$777.4**	**$880.2**

Revenue

Revenue increased by $143.2 million, or 15.0%, to $1,098.8 million for the first quarter ended March 31, 2005, compared to $955.6 million for the first quarter of 2004 due to an increase in net premiums earned, investment income and commission and advisory fees, offsetting lower realized investment and other gains.

Net premiums earned increased by $150.2 million, or 18.4%, to $968.0 million in the first quarter of 2005 compared to $817.8 million in the first quarter of 2004. Allianz accounts for $145.4 million, or 17.8%, of the increase. Lower assumed premium from industry pools (2.9%) as well as premium rate reductions in personal automobile (2.3%) are responsible for reducing growth in net earned premiums to 0.6%.

Most of our investment income was earned by the investment portfolios of our insurance subsidiaries and reported in the investments segment. Investment income for those subsidiaries increased by $13.5 million, or 22.3%, to $73.8 million in the first quarter of 2005 from $60.3 million in the first quarter of 2004 due to growth in invested assets. Investment expenses were $5.7 million for the first quarter of 2005 compared to $2.3 million for the first quarter of 2004 due to the Allianz invested assets and a revised allocation of expenses to reflect market costs which is offset in the Corporate and Other segment. The investment portfolio increased by $1.2 billion between March 31, 2004 and March 31, 2005 due to the addition of $1.1 billion in investments from the Allianz acquisition and positive cash flows from our insurance subsidiaries. The average pre-tax yields of our investment segment, excluding realized investment gains and losses, were 5.0% and 5.3% for the quarters ended March 31, 2005 and 2004, respectively. The decrease in the yield in the first quarter of 2005 compared to the first quarter of 2004 was attributable to the acquisition of Allianz' investments which were recorded at fair value at acquisition plus the investments acquired in the last twelve months reflect a lower yield environment.

Investment income reported in the corporate and other segment increased to $2.7 million in the first quarter of 2005 compared to $1.9 million in the first quarter of 2004 due to higher interest income. Included in investment income of the corporate and other segment was $1.4 million in income from investments in our P&C insurance brokerage subsidiaries (accounted for using the equity method) for the first quarter of 2005 compared to $1.3 million for the first quarter of 2004.

Realized investment and other gains were $42.7 million for the quarter ended March 31, 2005, and were lower by $29.3 million compared to $72.0 million in the first quarter of 2004. There were no impairments in the first quarter of 2005 compared to $0.4 million in the first quarter of 2004. The fixed income gains were higher in the first quarter of 2004 due to realized gains received on investments transferred to the company upon the commutation of the quota share treaty. The following table presents realized investment and other gains (losses) for the quarters ended March 31:

(in millions of dollars)	Three months ended March 31	
	2005	2004
Realized investment and other gains (losses)		
Fixed Income	$10.8	$55.4
Preferred shares	0.1	1.9
Common shares	30.8	30.7
Sale of subsidiaries and other	1.0	(16.0)
Total	**$42.7**	**$72.0**
After-tax total	**$29.9**	**$42.6**

Commissions which were earned by our wholly-owned P&C insurance brokers and our broker/dealers, together with advisory fees earned by our mutual fund manager, increased by $8.1 million to $11.6 million in the first quarter of 2005 compared to $3.5 million in the first quarter of 2004. This increase was primarily attributable to the commission income of Canada Brokerlink which was part of the Allianz acquisition.

Income Before Income Taxes

For our P&C insurance operations, income before income taxes is driven by our investment income, described previously and our underwriting income.

Underwriting Income

Underwriting income reflects the revenues from net premiums earned, discussed above, claims and loss adjustment expenses (the claims ratio) and commissions, premium taxes and general expenses (the expense ratio). Commissions and premium taxes are incurred as a percentage of earned premiums and commissions are adjusted by broker to reflect profit sharing commissions driven by underwriting income. Underwriting profitability reached record levels in 2004 and continued in the first quarter of 2005, reflecting strong market conditions and a favourable claims environment, particularly reduced claim frequencies.

Personal Insurance

Underwriting income from personal insurance in the first quarter of 2005 was $80.4 million, an improvement of $57.4 million over the $23.0 million achieved in the first quarter of 2004. This improvement was attributable to a 9.9% decrease in the claims ratio to 60.1% in the first quarter of 2005 from 70.0% in the first quarter of 2004 largely driven by our personal automobile portfolio. We expect a reduction to the 2005 earned premiums in automobile of approximately 6% based on premium rate reductions filed to date.

Our personal automobile business experienced the most significant improvement, with its claims ratio decreasing to 61.0% in the first quarter of 2005 compared to 75.4% in the first quarter of 2004. As previously noted, we benefited from continuing reductions in claims frequency of approximately 6%, favourable reserve development including $16 million net reduction related to class action suits as well as an improvement in the assumed underwriting results from the Facility Association.

During the first quarter of 2005, direct premiums written assigned to us from the Facility Association totalled $11.5 million compared to $21.1 million in the first quarter of 2004. The underwriting loss was $0.5 million for the first quarter of 2005 compared to an underwriting loss of $9.1 million for the first quarter of 2004. The province of Alberta implemented a risk sharing pool late in 2004 which is significantly reducing the Facility Association residual market during 2005. Under the Alberta risk sharing pool, companies may transfer certain risks to the pool and are assigned results of the pool based on market share. In the first quarter of 2005, the Company transferred premiums to the pool in excess of its assigned premiums by $16.8 million. This business had a net underwriting loss of $0.2 million in the first quarter of 2005.

Our personal insurance expense ratio was 28.0% for the first quarter of 2005 compared to 26.0% for the first quarter of 2004 due to increases of 0.6% in the commission ratio, 0.1% in the premium taxes ratio and 1.3% in the general expense ratio.

Commissions increased by $20.7 million, or 22.8%, to $111.4 million in the first quarter of 2005 compared to $90.7 million in the first quarter of 2004. Regular commissions grew by approximately 26.9% while our Facility Association business decreased by 48.7% in the first quarter of 2005 compared to the first quarter of 2004. The remainder of the increase reflects higher profit sharing commissions for brokers. These commissions were $20.1 million for the first quarter of 2005 compared to $13.1 million for the first quarter of 2004.

Premium taxes increased by $4.3 million, or 22.9%, to $23.1 million in the first quarter of 2005 compared to $18.8 million in the first quarter of 2004 due primarily to the increase in net premiums earned.

The general expense ratio increased by 1.3% to 8.1% in the first quarter of 2005 compared to 6.8% in the first quarter of 2004 primarily due to transition expenses related to the Allianz integration and lower earned fees from facility service carrier operations. The transition expenses accounted for an increase of $2.0 million, or 0.3% and the lower revenues from the facility service carrier operations accounted for a further $5.4 million, or 0.8%. In absolute terms, general expenses increased by $15.6 million, or 40.0%, to $54.6 million in the first quarter of 2005

compared to $39.0 million in the first quarter of 2004. This increase includes $10.6 million due to Allianz (including transition expenses).

Commercial Insurance

Underwriting income from commercial insurance in the first quarter of 2005 was $34.5 million, an increase of $14.1 million compared to $20.4 million in the first quarter of 2004. This increase was primarily due to an improvement in the claims ratio to 54.9% in the first quarter of 2005 from 58.3% in the first quarter of 2004. This improvement was largely attributable to commercial other with past rate increases now being fully reflected in earned premiums and favourable claim frequency offsetting increased severity.

Our commercial insurance expense ratio remained unchanged at 33.3% for the first quarter of 2005 and the first quarter of 2004 due to increases of 0.3% in the general expense ratio and 0.1% in the premium taxes ratio and a decrease of 0.4% in the commission ratio.

Commissions increased by $8.5 million, or 16.3%, to $60.5 million in the first quarter of 2005 compared to $52.0 million in the first quarter of 2004. Regular commissions are lower in the first quarter of 2005 by 1.2% compared to first quarter of 2004 due to higher ceded commissions. The increase in profit sharing commissions to $10.7 million for the first quarter of 2005 compared to $7.1 million for the first quarter of 2004 increased the commission ratio by 0.8% due to the strong underwriting results.

Premium taxes increased by $1.7 million, or 19.6%, to $10.7 million in the first quarter of 2005 compared to $9.0 million in the first quarter of 2004 due to the increase in net premiums earned.

General expenses increased by $4.7 million, or 22.0%, to $25.9 million in the first quarter of 2005 compared to $21.2 million in the first quarter of 2004. This increase includes $3.7 million due to Allianz (including transition of $0.7 million).

Expenses

The majority of expenses, $853.1 million or 98.2% of the total expenses of $868.2 million for the three months ended March 31, 2005, were part of our P&C insurance operations with the remainder comprising our P&C insurance brokers, investment operations, mutual funds and non-recurring charges related to a 2001 portfolio purchase. For the quarter ended March 31, 2004, $774.3 million, or 98.9%, of the total expenses of $782.2 million were part of the P&C insurance operations.

Corporate and Other

For our non-P&C insurance operations, income from corporate and other was higher in the first quarter of 2005 than in the first quarter of 2004 due mainly to $3.9 million in non-recurring commission expenses related to a 2001 portfolio purchase in 2004, lower interest expense of $1.0 million and higher investment income and other revenues of $1.0 million.

General expenses of our non-P&C insurance operations were higher by $11.9 million in the first quarter of 2005 compared to the first quarter of 2004 due primarily to expenses in the Canada Brokerlink brokerage (part of the Allianz acquisition).

Income Taxes

The income tax expense for the first quarter of 2005 was $70.1 million compared to $55.3 million for the first quarter of 2004. This increase was primarily due to higher pre-tax income resulting from increased underwriting income in the P&C insurance subsidiaries. The significant differences between the statutory rates (34.2% - 2005, 33.3% - 2004) and the effective rates (30.7% - 2005, 32.4% - 2004) were primarily due to non-taxable investment revenue, which lowered the tax expense by $9.8 million in the first quarter of 2005 compared to $7.0 million in the first quarter of 2004, and non-deductible expenses which increased the tax expense by $1.7 million in the first quarter of 2005 compared to $5.5 million in the first quarter of 2004. Note 6 to the accompanying consolidated interim financial statements summarizes the income tax rate reconciliation.

Summary of Quarterly Results

(in millions of dollars, except for per share data)	2005	2004				2003			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct Premiums Written	$821.9	$883.0	$921.6	$1043.4	$727.8	$851.6	$918.7	$990.2	$683.3
Total Revenues	1,098.8	1,004.7	919.7	900.7	955.6	808.0	777.6	735.3	694.5
Underwriting income (loss)	114.9	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	228.6	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net Income	158.5	173.1	163.6	172.4	115.1	24.7	66.7	58.2	0.9
Earnings per share									
Basic	1.19	1.69	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Diluted	1.19	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share (1)									
Basic Pro-Forma	1.19	1.35	1.27	1.34	0.90	0.19	0.52	0.45	0.01
Diluted Pro-Forma	1.19	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

(1) Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies. To facilitate comparison between historical and future performance, basic and diluted earnings per adjusted share are calculated on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the IPO were outstanding at the beginning of each of the nine quarters, and as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past nine quarters. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. Premium receivables from brokers and policyholders were $110.9 million and $1,004.5 million, respectively, as at March 31, 2005, and $163.8 million and $1,076.0 million, respectively, as at December 31, 2004.

Other receivables consist of amounts due from the Facility Association and other pools, other insurers, and other which were $212.7 million, $130.6 million and $41.0 million, respectively, as at March 31, 2005, and $202.8 million, $137.3 million and $62.5 million, respectively, as at December 31, 2004.

Investments

Cash and cash equivalents and investments decreased by $115.3 million, or 1.8%, to $6.3 billion at March 31, 2005, compared to December 31, 2004. The net use of cash, cash equivalents and investments was due to the lower premiums which are typically associated with a first quarter, the payment of tax balances for the 2004 taxation year and the payment of profit commissions to brokers and bonuses to employees in relation to the Company's performance in 2004.

The following table sets forth our cash and invested assets as at March 31, 2005 and December 31, 2004.

	As at March 31, 2005			As at December 31, 2004		
	Book value ("BV")	% of BV	Fair value	BV	% of BV	Fair value
	(in $ millions)					
Cash and cash equivalents	$ 357.9	5.7%	$ 357.9	$ 357.2	5.6%	$ 357.2
Fixed income securities[(1)]	3,426.4	54.8%	3,505.0	3,685.1	57.9%	3,776.5
Commercial mortgages	77.6	1.2%	81.4	78.7	1.2%	83.3
Preferred shares	1,173.5	18.8%	1,218.2	1,069.6	16.8%	1,136.3
Common shares[(1)]	1,053.9	16.9%	1,118.2	997.7	15.7%	1,077.2
Other investments	163.0	2.6%	163.0	179.3	2.8%	179.3
Total investments & cash	**$6,252.3**	**100.0%**	**$6,443.7**	**$6,367.6**	**100.0%**	**$6,609.8**

(1) Fixed income and common shares include seed capital investment in affiliated mutual funds, with a book value of $154.6 million as at March 31, 2005 compared to $155.0 million as at December 31, 2004.

Our investment objectives continue to be consistent with the information presented in the 2004 Annual Report. The weighted average ratings of our fixed income and preferred share portfolios as at March 31, 2005 were "AA" and "P2", respectively, by either Standard & Poor's or Dominion Bond Rating Services. Included in the fixed income and preferred share portfolios at March 31, 2005, were approximately $37.4 million of securities with a rating below investment grade or not rated

compared to $42.9 million as at December 31, 2004. The average duration of our publicly traded fixed income portfolio was 6.3 years as at March 31, 2005 and 6.2 years as at December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consisted of loans to brokers with a book value of $149.6 million as at March 31, 2005 compared to $156.3 million as at December 31, 2004, equity investments in brokers with book value of $13.2 million as at March 31, 2005 compared to $13.4 million as at December 31, 2004 and other commercial loans with book value of $0.2 million as at March 31, 2005 compared to $9.6 million as at December 31, 2004.

Claims Liabilities

Unpaid claims and adjustment expenses net of reinsurers' share ("claims liabilities") at March 31, 2005 increased by $36.6 million or 1% during the first three months of 2005 to $3.6 billion. Increased usage of statutory automobile risk sharing pools, particularly in Alberta, contributed to an increase in assumed reserves from these pools mainly offset by larger cessions to those same pools. Further, claims liabilities in Canada determined in accordance with accepted actuarial practice take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the claims liabilities. Discount rates and provisions for adverse deviation were set on a basis consistent with those used at year end 2004.

The following table, which excludes Allianz, shows the development of the claims liabilities for the ten most recent accident years, with the estimated amount of subsequent development for each accident year shown by year up to March 31, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the claims liabilities required for claims still open or claims still unreported. We have experienced favourable development for accident years 2004, 2003, 1998, 1997, 1996, 1995 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years, in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected changes in claim patterns, in particular, relating to automobile insurance in Ontario. The development of all prior accident years during the first quarter of 2005 was favourable by $64.7 million or 2.3% with every accident year being favourable. This development came mainly from automobile in the amount of $56.0 million, including the positive development of class actions suits. Most of the remaining favourable development came from commercial general liability in the amount of $8.7 million.

Accident Year	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve Originally Estimated	904.3	814.9	711.9	655.3	607.7	557.2	531.2	547.2	493.4	1,073.5
Reserve re-estimated as of[1]										
One Year Later	888.1	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	986.9
Two Year Later		722.3	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three Year Later			715.0	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four Year Later				727.1	657.4	613.0	518.8	421.9	435.4	992.4
Five Year Later					654.8	614.4	520.1	420.9	433.8	961.6
Six Year Later						612.1	517.5	426.3	432.0	953.4
Seven Year Later							514.8	424.6	417.9	955.9
Eight Year Later								423.2	414.4	968.5
Nine Year Later									413.9	977.2
Ten Year Later										974.7
Development during 2005 - Q1 deficiency (redundancy)	(16.2) (1.8%)	(27.7) (3.4%)	(6.4) (0.9%)	(2.4) (0.4%)	(2.6) (0.4%)	(2.3) (0.4%)	(2.7) (0.5%)	(1.4) (0.3%)	(0.5) (0.1%)	(2.5) (0.2%)
Cumulative deficiency (redundancy)	(16.2) (1.8%)	(92.5) (11.4%)	3.1 0.4%	71.8 11.0%	47.1 7.7%	55.0 9.9%	(16.4) (3.1%)	(124.0) (22.7%)	(79.5) (16.1%)	(98.8) (9.2%)

(1) The last diagonal is estimated as at March 31, 2005.

For the claims liabilities relating to the Allianz acquisition, the table below shows the development only from December 2004, given that the acquisition took place late in 2004. On $680.5 million of claims liabilities as at December 31, 2004, we experienced $3.7 million of favourable development. This came relatively evenly between automobile, property and general liability.

Accident Year	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve as of December 2004	213.4	158.4	126.7	73.6	47.8	29.9	16.9	10.0	3.6	0.2
Reserve re-estimated as of March 2005	205.6	152.7	128.2	79.5	49.0	30.4	17.4	10.8	3.1	0.2
Development during 2005 - Q1 deficiency (redundancy)	(7.8) (3.7%)	(5.7) (3.6%)	1.4 1.1%	5.8 7.9%	1.3 2.7%	0.5 1.7%	0.5 3.2%	0.8 7.7%	(0.5) (14.4%)	0.0 0.0%

In the tables above, the claims liabilities amounts used are those used in the financial statements and therefore are discounted and include a provision for adverse deviations while the cumulative payments do not include either. The net impact of the discount and the provision for adverse deviation makes the booked claims liabilities slightly higher than undiscounted best estimates (by approximately 1.4% at year end 2004).

Reinsurance

Policy liabilities including unearned premiums and unpaid claims and adjustment expenses ceded to reinsurers were $695.8 million and $687.2 million, respectively, as at March 31, 2005 and December 31, 2004. As part of the Allianz transaction relating to the AGR Business, there were assumed and ceded policy liabilities of $16.1 million and $483.6 million, respectively for 2005, and $18.9 million and $508.6 million, respectively for 2004.These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. ING Re, our primary reinsurer, represents 14% and 17%, respectively of the remaining ceded policy liabilities as at

March 31, 2005 and December 31, 2004. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third party reinsurers has immaterial amounts of reinsurance payable to us.

In 2005, for multi-risk events or catastrophes, our retention is $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retain 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and a 10% retention of the exposure between $12.5 million and $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured, because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. The company was the assigned beneficiary of such trust accounts totalling $461.1 million and $458.7 million, respectively, as at March 31, 2005 and December 31, 2004, in guarantees from unlicensed reinsurers. These amounts included $56.0 million as at March 31, 2005 and December 31, 2004 from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $327.3 million as at March 31, 2005 and $349.5 million as at December 31, 2004, and can be accessed if these reinsurers are unable to meet their obligations.

Share Capital

As at March, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. holds 70% of the issued and outstanding common shares and the Special Share.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash used in operations was $124.4 million in the first quarter of 2005 while the first quarter of 2004 operations provided cash of $749.6 million, which is primarily explained by the commutation of the quota share treaty on January 1, 2004. In addition, we have an uncommitted revolving credit facility with a Canadian chartered bank of $50 million, none of which was drawn at March 31, 2005. We are not currently planning to make any significant capital expenditures.

During the first quarter of 2005, we used the proceeds from the shares issued pursuant to the exercise of the over-allotment option to repay a $129.2 million promissory note payable to an affiliate, thereby reducing our debt outstanding to $127 million. As at March 31, 2005, the Company was adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $564.5 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at March 31, 2005, compared to $442.3 million at December 31, 2004. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations, the total amount of dividends available for payment from our subsidiaries during 2005 is $448.1 million plus any 2005 earnings.

The Board of Directors of the Company has declared a quarterly cash dividend of 16.25 cents per common share for a total amount of $21.7 million, which was paid on March 31, 2005 to shareholders of record on March 21, 2005.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount. Note 1 and note 5 to the accompanying consolidated interim financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. These risks are described on pages 38 to 40 of our 2004 Annual Report and were essentially unchanged during the first quarter of 2005.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions to disclose beyond those included in our annual financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and could therefore change and impact future results.

Changes in Accounting Policies including Initial Adoption

As a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit plan for independent Directors, the Company has adopted, effective January 1, 2005, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which sets a fair value based method of accounting for all stock-based compensation. Notes 1 and 10 to our consolidated interim financial statements describe the accounting for our stock-based compensation plans.

Recent Developments

On March 30, 2005, the Company announced an agreement to merge in the third quarter of this year, thirteen ING Funds with those of a major investment company and will furthermore sell one of the ING Funds. The five remaining ING Funds will be terminated. These transactions are subject to regulatory and unitholder approval. This agreement will result in the transfer of assets under management and will not have a material impact on the Company's financial position, the results of its operations and its cashflows.

On April 14, 2005, the Autorité des marchés financiers (AMF), the regulatory agency that supervises the financial services sector in the Province of Quebec, published a report on property and casualty insurance industry practices in that province. The report follows up on questionnaires sent to all insurance companies operating in the province of Quebec as well as to many brokerages in November of last year as part of the Canadian Council of Insurance Regulators' review of the industry's business practices. The AMF also announced that it had launched three investigations in the insurance industry and that over 70 businesses – insurers, related companies and brokerages – will be investigated. As a result of these investigations we expect to receive a formal request to provide information to the AMF. According to the AMF, the investigations focus primarily on transparency and the disclosure to consumers of business ties between insurers and brokers, the appearance of conflicts of interest and commercial practices. We intend to cooperate with the AMF in its investigation.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward looking statements. Forward looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to

maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward looking statements. We have no intention and undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT DISCUSSION AND ANALYSIS

August 11, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included in the Company's 2004 Annual Report to Shareholders. Additional information relating to ING Canada, including the Annual Information Form, may be found on SEDAR at www.sedar.com. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not reconcile due to rounding.

Current Outlook

We believe that several key factors will affect the property and casualty ("P&C") insurance industry in the coming twenty-four months.

Given the importance of automobile insurance, provincial regulatory changes affecting this line of business are expected to continue to impact the performance of the P&C insurance industry. Based on the experience to date, the various reforms continue to be effective at containing and stabilizing claims costs. As a result, product availability and affordability are being restored. Sustainability of the cost containment measures as well as potential rate reductions will be the key drivers in the short term.

The low levels of automobile claims frequency observed in 2004 appear to be holding in 2005. We believe it will either return to levels higher than current ones or competitive pressure will lead to further premium reductions. Industry returns in automobile insurance are likely to exceed historical levels for the coming twelve months.

Favourable experience in commercial insurance in the last three years and the strengthening of the P&C insurance industry's capital position will likely accelerate competition in commercial insurance. While we are seeing price softening, current price levels in general yield returns above historical levels. We remain disciplined in pricing and underwriting while committing to superior service to our brokers and commercial customers.

Furthermore, increases in non-residential construction costs will put additional pressure on underwriting margins in commercial insurance. We are therefore working with our brokers to ensure that insured values for our commercial customers are adequate.

Overall, we expect the industry's top-line growth rates for the next twenty-four months to be below historical levels. We also expect that the underwriting results of the industry will not remain at the favourable levels experienced in 2004 and thus far in 2005.

Management believes that ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Furthermore, our distinct

product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net income

Net income for the three months ended June 30, 2005 ("Q2 05") was $223.6 million up $51.3 million, or 29.7%, from $172.3 million for the three months ended June 30, 2004 ("Q2 04"). Net income was $382.1 million for the six months ended June 30, 2005 ("YTD 05") up $94.7 million, or 33.0%, from the six months ended June 30, 2004 ("YTD 04").

These results, which include the addition of Allianz (acquired in December 2004), reflect the continued strength of our underwriting activities, solid growth in investment income and a significant increase in realized gains on the sale of investments. Despite the losses incurred following the June 2005 storms in Southern Alberta, our underwriting results remained strong thanks to the continued profitable growth of our personal automobile portfolio which benefited from low claims frequency, positive reserve development and improved results from industry pools in which we participate.

Shareholders' equity

Shareholders' equity increased by $471.2 million, or 22.9%, to $2,530.8 million at Q2 05 compared to December 31, 2004. In addition to the net income of $382.1 million, the exercise of the over-allotment option in January 2005 from our initial public offering in December generated an increase in shareholders' equity of $131.6 million. The proceeds of the over-allotment option were used to repay debt of $129.2 million. Cumulative dividends of $43.5 million were also paid, reducing shareholders' equity.

The summary financial data set forth in the following tables have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and have been derived from our consolidated interim financial statements for the three and six months ended June 30, 2005.

(in millions of dollars)	**Three months ended June 30**		**Six months ended June 30**	
	2005	**2004**	**2005**	**2004**
Direct premiums written	$1,171.4	$1,043.4	$1,993.4	$1,771.2
Total revenue	1,112.3	900.9	2,211.2	1,856.5
Underwriting income	179.8	174.5	294.7	218.0
Net income	223.6	172.3	382.1	287.4
Earnings per share (in dollars) Basic and Diluted	1.67	1.84	2.86	3.07

(in millions of dollars)	**As at June 30 2005**	**As at December 31 2004**
Investments	$6,257.6	$6,010.4
Total assets	9,937.2	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,530.8	2,059.6

The following table shows selected financial ratios and Return on Equity ('ROE") data.

	Three months ended June 30		**Six months ended June 30**	
	2005	**2004**	**2005**	**2004**
Claims ratio	51.6%	49.7%	55.1%	58.0%
Expense ratio	29.6%	29.2%	29.6%	28.8%
Combined ratio	**81.2%**	**78.9%**	**84.7%**	**86.8%**

	Twelve months ended June 30	
	2005	**2004**
ROE [1]	37.8%	34.3%
ROE of our P& C insurance subsidiaries[2]	37.2%	29.3%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period.

(2) Represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada and Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz : Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Revenue

Our revenue increased by $211.4 million, or 23.5%, to $1,112.3 million in Q2 05 compared to $900.9 million in Q2 04. For YTD 05, revenue was up by $354.7 million, or 19.1%, to $2,211.2 million compared to $1,856.5 million for YTD 04. The Allianz acquisition generated the primary revenue growth in net premiums earned while investment income in our P&C operations together with commission and advisory fees in our affiliated brokerage operations represented strong contributors to revenue. In addition, both realized and unrealized investment gains in the equity and fixed income portfolios were up significantly in the quarter due to the strong performance of those markets.

Direct premiums written were up $128.0 million, or 12.3%, in Q2 05 compared to Q2 04 and $222.1 million, or 12.5%, in YTD 05 compared to YTD 04 primarily due to the acquisition of Allianz.

The number of insured risks, defined as the number of vehicles in automobile, the number of premises in personal property and the number of policies in commercial other (which includes all commercial lines of business excluding commercial auto) grew 15.7% in Q2 05 (YTD 05 : 17.4%) including 3.9% for Q2 05 (YTD 05 : 4.2%) from organic growth. Lower premiums from industry pools and rate reductions in personal automobile served to dampen growth however in direct premiums written.

Net premiums earned increased by $127.8 million, or 15.4%, to $955.8 million in Q2 05 compared to $828.0 million in Q2 04. For YTD 05, the increase in net earned premiums was $278.0 million, or 16.9%, to $1,923.8 million compared to $1,645.8 million a year ago. Allianz accounted for $126.3 million, or a 15.3%, increase in Q2 05 (YTD 05 : $260.8 million or a 15.8% increase). Lower earned premiums from industry pools (Q2 05 : 2.6%; YTD 05 : 2.2%), as well as premium rate reductions in personal automobile reduced growth.

Investment income was $95.4 million in Q2 05 up $32.8 million, or 52.4%, from the $62.6 million reported in Q2 04. For YTD 05, investment income increased by $47.1 million, or 37.7%, to $171.9 million compared to $124.8 million a year ago. The increase in invested assets as a result of the Allianz acquisition, the retained profits of the last twelve months plus interest income received as part of an interim settlement in Q2 05 related to the 2001 Portfolio Purchase were the main contributing factors to higher investment income.

Underwriting income

Underwriting income increased by $5.3 million to $179.8 million in Q2 05 relative to Q2 04. For YTD 05, underwriting income was $294.7 million up $76.7 million from the comparable period in 2004. The Allianz acquisition contributed $33.5 million and $43.3 million, respectively, to underwriting income for the three months and six months ended June 30, 2005. The adverse impact of the June 2005 catastrophe storms in Southern Alberta on underwriting income was $43.0 million net of reinsurance and deteriorated the claims ratio by 4.0% and 2.0%, respectively, for the three months and six months ended June 30, 2005.

Our personal automobile portfolio continued to be the most significant contributor to underwriting income, accounting for $145.9 million with a combined ratio of 69.8% and $213.2 million with a combined ratio of 78.2%, respectively, of underwriting income for the quarter and the year to date. The performance of the automobile portfolio benefited from favourable reserve development resulting primarily from the sustained effectiveness of automobile reforms, continued low claims frequency and by an improvement in the underwriting results from the industry pools.

Summary of Quarterly Results

(in millions of dollars, except for per share data)	2005		2004				2003			
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct Premiums Written	$1,171.4	$821.9	$883.0	$921.6	$1043.4	$727.8	$851.6	$918.7	$990.2	$683.3
Total Revenues	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6	808.0	777.6	735.3	694.5
Underwriting Income (loss)	179.8	114.9	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6	(24.0)
Income (loss) before income taxes	323.6	228.6	229.7	217.1	238.6	170.4	47.8	95.4	85.6	(1.9)
Net Income	223.6	158.5	173.1	163.6	172.3	115.1	24.7	66.7	58.2	0.9
Combined ratio(1)	81.2	88.1	86.7	83.9	78.9	94.7	101.8	93.8	93.4	103.8
Seasonal indicator(2)	-	-	1.01	0.98	0.92	1.10	1.04	0.96	0.95	1.06
Earnings per share										
Basic	1.67	1.19	1.69	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Diluted	1.67	1.19	1.67	1.75	1.84	1.23	0.26	0.71	0.62	0.01
Earnings per adjusted share (3)										
Basic Pro-Forma	1.67	1.19	1.35	1.27	1.34	0.90	0.19	0.52	0.45	0.01
Diluted Pro-Forma	1.67	1.19	1.29	1.22	1.29	0.86	0.18	0.50	0.44	0.01

(1) The combined ratio is the sum of the claims ratio and the expense ratio. Claims and expenses are determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.

(2) The seasonal indicator is the ratio of the quarterly to the yearly combined ratio.

(3) To facilitate comparison between historical and future performance, management calculates basic and diluted earnings per adjusted share on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the nine quarters, and as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during the past nine quarters. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies.

For the three and six months ended June 30, 2005, the combined ratios were 81.2% and 84.7%, respectively. The combined ratio ("CR") of Q2 05 of 81.2% reflects the observed seasonality in our P&C business. The first quarter 2005 CR was 88.1% and thus 6.9 percentage points higher than Q2 05. This difference is actually smaller than our 3 year average of 11.0% due in part to the catastrophe storms in Southern Alberta. The seasonal indicator pattern has historically shown that Q2 is the lowest loss quarter followed by Q3, Q4 and then Q1.

SEGMENTED INFORMATION

We report our results through the three segments of our P&C insurance business : personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries, as well as through two other segments, namely corporate and other, and realized investment and other gains.

The following table presents selected information on our segments.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Revenue				
Net premiums earned				
Personal insurance	$ 665.4	$ 576.4	$1,341.2	$1,148.1
Commercial insurance	290.4	251.6	582.6	497.7
Total net premiums earned	955.8	828.0	1923.8	1,645.8
Investments	90.9	60.4	164.7	120.7
Total P&C insurance	**$1,046.7**	**$ 888.4**	**$2,088.5**	**$1,766.5**
Corporate and other	18.9	6.5	33.2	11.9
Realized investment and other gains	46.7	6.0	89.5	78.1
Total Revenue	**$1,112.3**	**$ 900.9**	**$2,211.2**	**$1,856.5**
Income before income taxes				
Underwriting income				
Personal insurance	$ 114.9	$ 108.6	$ 195.3	$ 131.7
Commercial insurance	64.9	65.9	99.4	86.3
Total underwriting income	179.8	174.5	294.7	218.0
Investments	85.2	58.0	153.4	116.0
Total P&C insurance	**$ 265.0**	**$ 232.5**	**$ 448.1**	**$ 334.0**
Corporate and other	11.9	0.0	14.7	(3.2)
Realized investment and other gains	46.7	6.0	89.5	78.1
Total income before income taxes	**$ 323.6**	**$ 238.5**	**$ 552.3**	**$ 408.9**

Personal Insurance

The following table sets forth the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Direct premiums written				
Personal automobile	$572.8	$527.6	$ 960.7	$ 878.6
Personal property	223.6	199.8	370.8	325.7
Total	$796.4	$727.4	$1,331.5	$1,204.3
Net premiums earned	$665.4	$576.4	$1,341.2	$1,148.1
Expenses :				
Claims and loss adjustment expenses	366.6	313.8	772.9	714.0
Commissions	107.7	87.6	219.1	178.2
Premium taxes	23.0	20.4	46.1	39.2
General expenses	53.2	46.0	107.8	85.0
Total expenses	550.5	467.8	1,145.9	1,016.4
Underwriting income	$114.9	$108.6	$ 195.3	$ 131.7
Ratios :				
Claims ratio	55.1%	54.4%	57.6%	62.2%
Commissions ratio	16.2%	15.3%	16.4%	15.5%
Premium taxes ratio	3.4%	3.5%	3.4%	3.4%
General expense ratio	8.0%	8.0%	8.0%	7.4%
Combined ratio	82.7%	81.2%	85.4%	88.5%

Direct premiums written increased by $69.0 million, or 9.5%, in Q2 05 compared to Q2 04 (YTD 05 : $127.2 million or 10.6%) while the number of insured risks increased by 16.8% in Q2 05 (YTD 05 : 18.4%). Allianz accounted for a 12.5% increase in direct written premiums in Q2 05 (YTD 05 : 14.0%). Lower premiums year-over-year from industry automobile pools reduced premium growth by 5.3% in Q2 05 (YTD 05 : 5.4%) Personal automobile direct premiums written reflect an average rate reduction of approximately 7.0 % for Q2 05 (YTD 05 : 8.4 %).

Net premiums earned increased by $89.0 million, or 15.4%, in Q2 05 compared to Q2 04 (YTD 05 : $193.1 million or 16.8%). Allianz accounts for a 16.4% increase in Q2 05 (YTD 05 : 16.9%). Lower earned premiums year-over-year from industry automobile pools reduced premium growth by 3.8% in Q2 05 (YTD 05 : 3.2%) while premium rate reductions in personal automobile also reduced growth.

Underwriting income from personal insurance increased by $6.3 million in Q2 05 compared to Q2 04 (YTD 05 : $63.6 million). These results include the negative impact in the claims ratio related to the catastrophe storms in Southern Alberta during the month of June 2005 which reduced

underwriting income by $33.7 million net of reinsurance and increased the claims ratio by 4.7% (YTD 05 : 2.3%).

The claims ratio for personal property increased by 28 percentage points in Q2 05 compared to Q2 04 (YTD 05 : 15.2 percentage points). The catastrophe storms had the biggest impact on personal property with an increase in the claims ratio of 14.7 percentage points for Q2 05 (YTD 05 : 7.3 percentage points). The majority of the remaining deterioration is driven by heavy rain across Canada resulting in a higher incidence of water damage claims adversely impacting both claims frequency and severity.

The personal automobile business continued to experience a significant improvement, with the claims ratio decreasing by 9.6 percentage points in Q2 05 compared to Q2 04 (YTD 05 : 11.9 percentage points). The impact of the catastrophe storms increased the claims ratio by 1.0 percentage point in Q2 05 (YTD 05 : 0.5 percentage point). The improvement was attributable to favourable reserve development, continued favourable claims frequency and improvement in underwriting income from the industry pools of $13.2 million for Q2 05 (YTD 05 : $16.2 million).

Our personal insurance expense ratio was 27.6% for Q2 05 compared to 26.8% in Q2 04 and 27.8% for YTD 05 compared to 26.3% for YTD 04. Commissions accounted for 0.8 percentage point increase for Q2 05 (YTD 05 :0.9 percentage point increase). Regular commissions grew by approximately $18.2 million, or 26.3%, in Q2 05 and $36.4 million, or 26.5%, for YTD 05 which is slightly higher than the growth in direct earned premiums. Profit sharing commissions for brokers increased by $8.3 million in Q2 05 and $15.2 million for a total of $44.0 million for YTD 05. Commissions from industry pools decreased by $7.5 million in Q2 05 and $12.2 million for YTD 05.

The general expense ratio remained constant at 8% for Q2 04 and Q2 05 but increased by 0.6 percentage point for the 2005 year to date compared to 2004. In absolute terms, general expenses increased by $7.1 million, or 15.5%, in Q2 05 compared to Q2 04 (YTD 05 : by $22.8 million, or 26.7%, compared to YTD 04) of which Allianz accounts for $7.7 million of the increase in Q2 05 and $18.3 million of the year-to-date increase. In addition, transition expenses related to the Allianz acquisition which were allocated to both claims and general expenses were $4.3 million for YTD 05.

Commercial Insurance

The following table sets forth the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	**2004**	**2005**	**2004**
Direct premiums written				
Commercial automobile	$101.6	$ 88.3	$172.2	$151.2
Commercial other	273.5	227.8	489.7	415.8
Total	**$375.1**	**$316.0**	**$661.9**	**$567.0**

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Net premiums earned	$290.4	$251.6	$582.6	$497.7
Expenses :				
Claims and loss adjustment expenses	127.1	97.9	287.6	241.4
Commissions	61.0	54.2	121.6	106.1
Premium taxes	10.7	9.1	21.4	18.1
General expenses	26.7	24.5	52.6	45.8
Total expenses	225.5	185.7	483.2	411.4
Underwriting income	**$ 64.9**	**$ 65.9**	**$ 99.4**	**$ 86.3**
Ratios :				
Claims ratio	43.8%	38.9%	49.4%	48.5%
Commissions ratio	21.0%	21.6%	20.8%	21.4%
Premium taxes ratio	3.7%	3.6%	3.7%	3.6%
General expense ratio	9.2%	9.7%	9.0%	9.2%
Combined ratio	**77.7%**	**73.8%**	**82.9%**	**82.7%**

Direct premiums written increased by $59.0 million, or 18.7%, in Q2 05 compared to Q2 04 (YTD 05 : $94.9 million or 16.7%). Allianz accounts for a 15.2% increase in Q2 05 (YTD 05 : a 16.1% increase). The number of insured risks increased by 7.4% in Q2 05 (YTD 05 : 10.4%).

Net premiums earned increased by $38.8 million, or 15.4%, in Q2 05 compared to Q2 04 (YTD 05 : $85.0 million or 17.1%). Allianz accounts for 12.6% of the increase in Q2 05 (YTD 05 : 13.5%).

Underwriting income decreased by $1.0 million in Q2 05 compared to Q2 04, however, the year-to-date underwriting income has increased by $13.1 million. The claims ratio for commercial insurance increased by 4.9 percentage points from 38.9% for Q2 04 to 43.8 % for Q2 05, however, the year-to-date increase is 0.9 percentage point. The catastrophe storms in Southern Alberta during the month of June 2005 increased the claims ratio by 2.3 percentage points for Q2 05 (YTD 05 : 1.2 percentage points). While claims frequency remained favourable and past rate increases have contributed favourably, increase in severity is driving the majority of the remaining deterioration for the quarter.

Our commercial insurance expense ratio was 33.9% for Q2 05 compared to 34.9% for Q2 04 due to decreases of a 0.5 percentage point in both the commission and the general expense ratio. Our year-to-date commercial insurance expense ratio was 33.5% compared to 34.2% in 2004 due to decreases of a 0.5 percentage point in the commission ratio and a 0.2 percentage point in the general expense ratio.

Commissions increased by $6.9 million, or 12.8%, in Q2 05 compared to Q2 04. Regular commissions increased by $8.4 million, or 17.6%, and reinsurance commissions increased by $2.2 million. Year-to-date commissions increased by $15.4 million, or 14.5%, compared to 2004. Regular commissions were higher by $18.3 million, or 19.2%, profit-sharing commissions for

brokers increased by $4.2 million to $20.3 million for YTD 05 and reinsurance commissions increased by $7.3 million.

The general expense ratio decreased by a 0.5 percentage point in Q2 05 compared to Q2 04, and the 2005 year-to-date ratio decreased by a 0.2 percentage point compared to 2004. In absolute terms, general expenses increased by $2.2 million, or 8.9%, in the Q2 05 compared to Q2 04 (YTD 05 : by $6.8 million, or 15.0%, compared to YTD 04). Allianz accounts for $3.5 million of the increase in Q2 05 and $7.2 million of the year-to-date increase. Transition expenses related to the Allianz acquisition which were allocated to both claims and general expenses were $1.9 million for YTD 05.

Investment income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Investment				
Interest income	$61.0	$35.7	$109.9	$ 72.8
Dividend income	30.1	24.1	55.9	47.3
Other	(0.2)	0.6	(1.1)	0.6
Investment revenue P&C subsidiaries	**$90.9**	**$60.4**	**$164.7**	**$120.7**
Investment expenses	(5.7)	(2.4)	(11.3)	(4.7)
Investment income before income taxes – P&C subsidiaries	**$85.2**	**$58.0**	**$153.4**	**$116.0**

Investment income earned by the investment portfolios of our insurance companies increased by $30.5 million, or 50.5%, for Q2 05 compared to Q2 04. Year-to-date income increased by $44.0 million, or 36.4%, to $164.7 million for YTD 05 from $120.7 million in YTD 04. As part of an interim settlement in Q2 05 related to the 2001 Portfolio Purchase, interest income of $14.5 million was received. The average pre-tax yields of our investment segment, excluding realized investment gains and losses and interest income related to the 2001 Portfolio Purchase noted above was 5.1% for Q2 05 compared to 5.2% for Q2 04 (YTD 05 : 5.0% compared to 5.2%).

Investment expenses were $5.7 million for Q2 05 (YTD 05 : $11.3 million) compared to Q2 04 $2.4 million (YTD 04 : $4.7 million). The increase in expenses was due to increased assets from the Allianz acquisition plus a change in asset management charges instituted effective January 1, 2005 to reflect market costs. These expenses were paid to our in-house investment operations and therefore the same amount is reported as expense in this segment and as negative expense in the "Corporate and Other segment" and thus eliminated in consolidation.

Realized investment and other gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Realized investment and other gains (losses)				
Fixed income	$25.3	$(13.4)	$36.2	$42.0
Preferred shares	(0.5)	(4.5)	(0.3)	(2.6)
Common shares	21.9	4.0	52.7	34.8
Sale of subsidiaries and other	0.0	19.9	0.9	3.9
Total	**$46.7**	**$6.0**	**$89.5**	**$78.1**
After-tax total	$31.4	$9.8	$61.3	$52.4

Realized investment and other gains were up $40.7 million in Q2 05 compared to Q2 04 due to gains in both the equity and fixed income portfolios compared to losses from rebalancing of the fixed income portfolio in 2004. Impairments were negligible in the second quarter of both 2005 and 2004.

Year-to-date realized investment and other gains were up $11.4 million compared to 2004 due to stronger equity markets in 2005 generating somewhat higher gains on equities. There were slightly fewer gains on fixed income securities. Impairments for the six months ended June 30, 2005 and June 30, 2004, were negligible amounts of $0.06 million and $0.70 million, respectively.

Corporate and Other

The following table presents the results of our corporate and other segment including intercompany eliminations which are primarily commissions and general expenses.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2005	2004	2005	2004
Investment income	$ 4.6	$2.2	$ 7.2	$ 4.1
Commission and advisory fees	14.3	4.3	26.0	7.8
Revenue	18.9	6.5	33.2	11.9
Commissions	(5.6)	1.5	(8.9)	6.2
General expenses	10.6	2.1	23.4	3.1
Interest on debt	2.0	2.9	4.0	5.8
Expenses	7.0	6.5	18.5	15.1
Income (loss) before income taxes	$11.9	$0.0	$14.7	$(3.2)

Income from corporate and other was higher by $11.9 million in Q2 05 relative to Q2 04 and by $17.9 million for YTD 05 compared to YTD 04. The increase is primarily due to the commission

income earned by Canada Brokerlink (obtained in the Allianz acquisition) which was $9.1 million and $16.5 million, respectively, for the three and six months ended June 30, 2005.

The increase in general expenses was principally due to Canada Brokerlink which incurred general expenses of $9.7 million and $22.1 million, respectively, in Q2 05 and YTD 05. On the other hand, commission expenses were lower due to non recurring commissions related to the 2001 Portfolio Purchase which amounted to $4.0 million in Q2 04 and $7.9 million for YTD 04. Furthermore, the higher commissions earned by our brokerages, principally Canada Brokerlink, from our P&C companies were eliminated in corporate and other and thereby reduced commission expenses.

BALANCE SHEET ANALYSIS

Premiums and Other Receivables

Premiums written are either billed to brokers or directly to policyholders. Premium receivables from brokers and policyholders were $174.0 million and $1,111.9 million, respectively, as at June 30, 2005, and $163.8 million and $1,076.0 million, respectively, as at December 31, 2004.

Other receivables consist of amounts due from the Facility Association and other industry pools, other insurers, and other which were $208.2 million, $31.3 million and $56.3 million, respectively, as at June 30, 2005, and $202.8 million, $137.3 million and $62.5 million, respectively, as at December 31, 2004.

Investments

Cash and cash equivalents and investments increased by $282.0 million, or 4.4%, to $6.6 billion at June 30, 2005, compared to December 31, 2004. This increase was due to the higher premiums written, interim settlement of $116.9 million related to the 2001 Portfolio Purchase and receipt of $123.9 million of investment funds transferred from Facility Association which offset first quarter payment of tax balances for the 2004 taxation year and the payment of profit commissions to brokers and incentive bonuses to employees. The funds transferred from Facility Association are not required to meet the association's short term needs but will eventually be returned to the association to enable it to pay the policyholder claims to which these funds relate.

The following table sets forth our cash and invested assets as at June 30, 2005 and December 31, 2004.

(in millions of dollars)	As at June 30, 2005			As at December 31, 2004		
	Book value ("BV")	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 391.9	5.9%	$ 391.9	$ 357.2	5.6%	$ 357.2
Short-term notes	168.6	2.5%	168.6	-	-	-
Fixed income securities[1]	3,582.3	53.9%	3,759.4	3,685.1	57.9%	3,776.5
Commercial mortgages	76.5	1.1%	81.5	78.7	1.2%	83.3
Preferred shares	1,188.6	17.9%	1,239.6	1,069.6	16.8%	1,136.3
Common shares[1]	1,069.5	16.1%	1,143.5	997.7	15.7%	1,077.2
Other investments	172.2	2.6%	172.2	179.3	2.8%	179.3
Total investments & cash	**$6,649.6**	**100.0%**	**$6,956.7**	**$6,367.6**	**100.0%**	**$6,609.8**

(1) Fixed income and common shares include seed capital investment in affiliated mutual funds, with a book value of $155.0 million as at June 30, 2005 and as at December 31, 2004.

Our investment objectives remain consistent with the information presented in the 2004 Annual Report. The weighted average ratings of our fixed income and preferred share portfolios as at June 30, 2005 were "AA" and "P2", respectively, by either Standard & Poor's ("S&P") or Dominion Bond Rating Services. Included in the fixed income and preferred share portfolios at June 30, 2005, were approximately $33.7 million of securities with a rating below investment grade or not rated compared to $42.9 million as at December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consisted of loans to brokers with a book value of $158.8 million as at June 30, 2005 compared to $156.3 million as at December 31, 2004, equity investments in brokers with a book value of $13.2 million as at June 30, 2005 compared to $13.4 million as at December 31, 2004 and other commercial loans with a book value of $0.2 million as at June 30, 2005 compared to $9.6 million as at December 31, 2004.

Unpaid claims and adjustment expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at June 30, 2005 decreased by $14.0 million or 0.4% during the first six months of 2005. The decrease occurred in the second quarter as a result of the favourable claim experience combined with the incurred but not reported ("IBNR") adjustment resulting from the quarterly actuarial reserve evaluation.

The favourable reserve development is largely the result of the cost containment of auto reforms which appear to be sustainable as well as continuing low levels of claims frequency, both being more favourable than what was anticipated. The quarterly evaluation of our best estimates of claim liabilities, while remaining conservative, has taken into account the emergence of this favourable development for both current and prior accident years.

The favourable development of all prior accident years during the first half of 2005 was $108.3 million, or 3.8%, ($43.6 million in the second quarter) with every accident year being favourable except for 2001 and accident years prior to 1996. This development came mainly from automobile in the amount of $103.1 million, including the positive development of class action suits during the first quarter and the favourable impact of the quarterly IBNR evaluation of which $27.5 million related to prior accident years. Most of the remaining favourable development came from commercial general liability in the amount of $10.3 million.

The following table, which excludes Allianz, shows the development of the claim liabilities for the ten most recent accident years, with the estimated amount of subsequent development for each accident year shown by year up to June 30, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims, as well as current estimates of the claim liabilities required for claims still open or claims still unreported. We have experienced favourable development for accident years 2004, 2003, 1998, 1997, 1996, 1995 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years, in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular, relating to automobile insurance in Ontario.

	Accident Year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve Originally Estimated	$ 904.3	$ 814.9	$ 711.9	$ 655.3	$ 607.7	$ 557.2	$ 531.2	$ 547.2	$ 493.4	$ 1,073.5
Reserve re-estimated as of (1)										
One year later	865.9	750.0	721.6	716.8	607.7	550.7	507.6	423.9	447.3	986.9
Two years later		697.9	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			714.4	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				732.0	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					651.4	614.4	520.1	420.9	433.8	961.6
Six years later						609.9	517.5	426.3	432.0	953.4
Seven years later							514.6	424.6	417.9	955.9
Eight years later								423.8	414.4	968.5
Nine years later									413.7	977.2
Ten years later										978.8
Cumulative deficiency (redundancy)	(38.4)	(116.9)	2.5	76.7	43.7	52.8	(16.7)	(123.4)	(79.8)	(94.7)
	(4.3)%	(14.4)%	0.4%	11.7%	7.2%	9.5%	(3.1)%	(22.5)%	(16.2)%	(8.8)%
Development during 2005	(38.4)	(52.1)	(7.0)	2.5	(5.9)	(4.5)	(2.9)	(0.8)	(0.8)	1.6
	(4.3)%	(6.4)%	(1.0)%	0.4%	(1.0)%	(0.8)%	(0.6)%	(0.1)%	(0.2)%	0.2%

(1) The last diagonal is estimated as at June 30, 2005.

For the claim liabilities relating to the Allianz acquisition, the table below shows the development only from December 2004, given that the acquisition took place late in 2004. On $680.5 million of claim liabilities as at December 31, 2004, we experienced $26.7 million of favourable development for the first six months of 2005 of which $23.0 million relates to the second quarter. Similar to our own experience, this came mainly from automobile with a favourable development of $22.0 million.

	Accident Year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 and prior
Reserve as of December 2004	$ 213.4	$ 158.4	$ 126.7	$ 73.6	$ 47.8	$ 29.9	$ 16.9	$ 10.0	$ 3.6	$ 0.2
Reserve re-estimated as of June 2005	196.2	148.5	127.0	73.8	48.4	30.1	17.2	10.2	2.6	0.0
Development during 2005	(17.2) (8.1)%	(9.9) (6.3)%	0.2 0.2%	0.1 0.2%	0.6 1.2%	0.3 0.9%	0.3 2.1%	0.2 1.7%	(1.1) (28.9)%	(0.2) (98.7)%

Claim liabilities in Canada determined in accordance with accepted actuarial practice take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary will affect the valuation of the claim liabilities. Discount rates and provisions for adverse deviation were set on a basis consistent with those used at year-end 2004.

In the tables above, the claim liabilities used are those used in the financial statements and therefore are discounted and include a provision for adverse deviations while the cumulative payments do not include either. The net impact of the discount and the provision for adverse deviation makes the booked claim liabilities slightly higher than undiscounted best estimates (by approximately 1.4% at year-end 2004).

Reinsurance

Policy liabilities including unearned premiums and unpaid claims and adjustment expenses ceded to reinsurers were $738.9 million and $687.2 million, respectively, as at June 30, 2005 and December 31, 2004. As part of the Allianz transaction relating to the AGR Business, there were assumed and ceded policy liabilities of $13.8 million and $465.2 million, respectively, for 2005 and $18.9 million and $508.6 million, respectively, for 2004. These liabilities will be transferred to the Canadian branch of AGR in 2005 when regulatory approval is obtained. ING Re, our primary reinsurer, represented 16% and 17%, respectively, of the remaining ceded policy liabilities as at June 30, 2005 and December 31, 2004. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements, which are described below. Excluding our affiliated reinsurer, ING Re and the AGR business, each of our third-party reinsurers have immaterial amounts of reinsurance payable to us.

In 2005, for multi-risk events or catastrophes, our retention is $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retain 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. The company was the assigned beneficiary of such trust accounts from unlicensed reinsures totalling $456.9 million and $458.7 million, respectively, as at June 30, 2005 and December 31, 2004. These amounts included $47.5 million and $ 56.0 million, respectively, as at June 30, 2005 and December 31, 2004 from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $331.0 million as at June 30, 2005 and $349.5 million as at December 31, 2004, and can be accessed if these reinsurers are unable to meet their obligations.

Share Capital

As of August 11, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. holds approximately 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 Long-term Incentive Plan, certain employees are awarded performance units (one performance unit equals one company common share) as a portion of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle is contingent upon the Company's three-year average return on equity relative to that of the Canadian P&C insurance industry. All shares awarded under this plan will be purchased in the market. The Company re-estimates the number of performance units that are expected to vest at each reporting period. That estimate was 180,250 units at June 30, 2005.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash provided by operations was $402.9 million for Q2 05 compared to $221.0 million for Q2 04 due to higher income and changes in operating assets and liabilities. Year-to-date operations provided cash of $278.5 million for YTD 05 compared to $970.6 million for YTD 04 which is primarily explained by the commutation of the quota-share treaty on January 1, 2004 which recorded $665.0 million of cash from operations. In addition, we have an uncommitted revolving credit facility with a Canadian chartered bank of $50 million, none of which was drawn at August 11, 2005. We are not currently planning to make any significant capital expenditures.

During the first quarter of 2005, we used the proceeds from the shares issued pursuant to the exercise of the over-allotment option to repay a $129.2 million promissory note payable to an affiliate, thereby reducing our debt outstanding to $127 million. As at June 30, 2005, the Company was adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $698.2 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at June 30, 2005, compared to $442.3 million at December 31, 2004. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations, the total amount of dividends available for payment from our subsidiaries during 2005 is $327.1 million plus any 2005 earnings.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $43.5 million, which was paid on March 31, 2005 and June 30, 2005.

During the quarter we received a S&P financial strength and long-term counterparty credit ratings of A+ for our P&C subsidiaries plus A.M. Best reaffirmed our financial strength rating of A+ and raised the ratings of Allianz and Trafalgar to A+ as well.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations and are measured at the exchange amount. It is management's belief that such exchange amounts approximate fair value. Notes 1 and 5 to the accompanying consolidated interim financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. These risks are described on pages 38 to 40 of our 2004 Annual Report and were essentially unchanged year to date.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions to disclose beyond those included in our annual financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and could therefore change and impact future results.

Changes in Accounting Policies including Initial Adoption

As a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit Plan for independent Directors, the Company has adopted, effective January 1, 2005, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which sets a fair value based method of accounting for all stock-based compensation. Notes 1 and 10 to our consolidated interim financial statements describe the accounting for our stock-based compensation plans.

Recent Developments

On July 31, 2005, we closed the sale of the renewal rights of ING Insurance's $13 million commercial marine insurance to Royal & SunAlliance. Under the terms of the agreement, ING sold the renewal rights to all of ING Insurance's commercial ocean marine insurance as well as the yacht programs underwritten through several Managing General Agencies. ING Insurance will however continue to provide insurance to individual yacht owners as part of their home or cottage coverage.

On August 5, 2005, ING Investment Management Inc., a subsidiary of ING Canada closed the merger of 13 ING mutual funds into AGF Funds and the acquisition of the ING Canadian Dividend Income Fund by AGF Funds Inc. ING Investment Management had already closed five international funds in July 2005. As a result of these transactions, ING Investment Management will no longer offer its own mutual funds. However, it will act as the exclusive sub-advisor for the AGF Dividend Income Fund.

While both transactions are not material, they will allow ING Canada to continue to further concentrate its activities on its core insurance markets.

As part of the investigations launched by the Autorité des marchés financiers ("AMF"), the regulatory agency that supervises the financial services sector in Province of Quebec ,, we, along with over 70 businesses – insurers, related companies and brokerages – have received formal requests during the second quarter to provide information to the AMF. The investigations focus primarily on transparency and the disclosure to consumers of business ties between insurers and brokers, the appearance of conflicts of interest and commercial practices. We are cooperating with the AMF in its investigations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency, government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the

business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michael W. Cunningham, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

/s/ Michael W. Cunningham

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

MANAGEMENT DISCUSSION AND ANALYSIS

November 10, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included in the Company's 2004 Annual Report to Shareholders. Additional information relating to ING Canada, including the Annual Information Form, may be found on SEDAR at www.sedar.com. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not reconcile due to rounding.

Current Outlook

We believe that several key factors will affect the property and casualty ("P&C") insurance industry in the coming twenty-four months.

The automobile insurance reforms adopted by a number of jurisdictions over the last two years continued to be effective at containing and stabilizing claims costs. As a result, product availability and affordability has been restored. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be the key drivers in the short term.

The automobile claims frequency remains low and we continue to believe that it will either increase or lead to further premium reductions. Barring any unexpected developments, industry returns in automobile insurance are likely to exceed historical levels for the next four quarters.

Competition in commercial insurance is increasing : prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting while committing to superior service to our brokers and commercial customers.

Furthermore, increases in non-residential construction costs are putting additional pressure on underwriting margins in commercial insurance. As a result, we continue working with our brokers to ensure that insured values for our commercial customers are adequate.

Overall, we still expect the industry's top-line growth rates for the next twenty-four months to be below historical levels. We also expect that the underwriting results of the industry will not remain at the favourable levels experienced thus far in 2005.

Management remains convinced that ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Furthermore, our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net income

Net income for the three months ended September 30, 2005 ("Q3 05") was $202.8 million up $39.2 million, or 24.0%, from $163.6 million for the three months ended September 30, 2004 ("Q3 04"). Net income was $584.9 million for the nine months ended September 30, 2005 ("YTD 05") up $133.8 million, or 29.7%, from the nine months ended September 30, 2004 ("YTD 04").

These results, which include the addition of Allianz (as described in note 1 of our financial statements), reflect the continued strength of our underwriting activities, solid growth in investment income and a significant increase in realized gains on the sale of investments. Despite the losses, net of reinsurance from catastrophes of $39.2 million for Q3 05 (Q3 04 : $20.9 million) and $81.0 million for YTD 05 (YTD 04 : $21.6 million) largely affecting personal property, our underwriting results remained very strong across all other lines of business. More particularly, our personal automobile portfolio benefited from low claims frequency and positive reserve development. Catastrophes are defined as storms with a cost net of reinsurance of $5 million or greater.

Shareholders' equity

Shareholders' equity increased by $652.6 million, or 31.7%, to $2,712.2 million in Q3 05 compared to December 31, 2004. In addition to net income of $584.9 million, the exercise of the over-allotment option in January 2005 from our initial public offering in December generated an increase in shareholders' equity of $131.6 million. The proceeds of the over-allotment option were used to repay debt of $129.2 million. Cumulative dividends of $65.2 million were also paid during the year, reducing shareholders' equity.

The summary financial data set forth in the following tables has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and has been derived from our consolidated interim financial statements for the three and nine months ended September 30, 2005.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
Direct premiums written	$1,006.5	$921.7	$2,999.9	$2,692.9
Total revenue	1,123.3	919.7	3,334.5	2,776.2
Underwriting income	116.7	133.7	411.4	351.7
Net income	202.8	163.6	584.9	451.1
Earnings per share (in dollars) Basic and Diluted	1.52	1.75	4.38	4.82

(in millions of dollars)	As at September 30 2005	As at December 31 2004
Investments	$6,140.3	$6,010.4
Total assets	9,772.8	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,712.2	2,059.6

The following table shows selected financial ratios and Return on Equity ('ROE") data.

	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
Claims ratio	58.8%	54.4%	56.4%	56.8%
Expense ratio	28.9%	29.5%	29.3%	29.0%
Combined ratio	**87.7%**	**83.9%**	**85.7%**	**85.8%**
			Twelve months ended September 30	
			2005	**2004**
ROE (1)			36.5%	39.6%
ROE of our P& C insurance subsidiaries(2)			35.2%	33.6%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period.

(2) Represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz : Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Revenue

Our revenue increased by $203.6 million, or 22.1%, to $1,123.3 million in Q3 05 compared to $919.7 million in Q3 04. For YTD 05, revenue was up by $558.3 million, or 20.1%, to $3,334.5 million compared to $2,776.2 million for YTD 04. The Allianz acquisition generated the primary revenue growth in net premiums earned while investment income in our P&C operations was a solid contributor to growth in revenue. In addition, realized investment gains in the equity and fixed income portfolios were strong in the quarter with net unrealized gains remaining constant during the quarter.

Direct premiums written were up $84.9 million, or 9.2%, in Q3 05 compared to Q3 04 and $307.0 million, or 11.4%, in YTD 05 compared to YTD 04 primarily due to the acquisition of Allianz.

The number of written insured risks, defined as the number of vehicles in automobile, the number of premises in personal property and the number of policies in commercial other (which includes all commercial lines of business excluding commercial auto) grew 14.2% in Q3 05 compared to Q3 04 (16.3% in YTD 05 compared to YTD 04). The increase in written insured risks included organic growth of 2.7% for Q3 05 (YTD 05 : 3.6%) compared to the same periods last year. However, lower premiums from industry pools and rate reductions in personal automobile served to dampen growth in direct premiums written.

Net premiums earned increased by $124.4 million, or 15.0%, to $955.0 million in Q3 05 compared to $830.6 million in Q3 04. For YTD 05, the increase in net earned premiums was $402.5 million, or 16.3%, to $2,878.9 million compared to $2,476.4 million a year ago. Allianz accounted for $121.2 million, or a 14.6%, increase in Q3 05 (YTD 05 : $392.7 million or 15.9%). Lower earned premiums from industry pools (Q3 05 : 1.7%; YTD 05 : 2.5%), as well as premium rate reductions of 8.0% in Q3 05 (YTD 05 : 7.1%) in personal automobile, reduced premium growth.

Investment income was $88.1 million in Q3 05, up $21.1 million, or 31.6%, from the $67.0 million reported in Q3 04. For YTD 05, investment income increased by $68.3 million, or 35.6%, to $260.0 million compared to $191.7 million a year ago. The increase in invested assets as a result of the Allianz acquisition and the retained profits of the last twelve months were the main contributing factors to higher investment income.

Underwriting income

Underwriting income decreased by $17.0 million to $116.7 million in Q3 05 relative to Q3 04. For YTD 05, underwriting income was $411.4 million, up $59.7 million from the comparable period in 2004. The Allianz acquisition, including its industry pools, contributed $12.1 million and $56.6 million, respectively, to underwriting income for the three and nine months ended September 30, 2005. The impact of catastrophes, occurring primarily in Southern Ontario and to a lesser extent Quebec in Q3 05 and Southern Alberta in Q2 05, decreased underwriting income by $18.4 million in Q3 05 compared to Q3 04 and $59.4 million in YTD 05 compared to YTD 04. As a result, the claims ratio deteriorated by 1.6% and 1.8% for the three and nine months ended September 30, 2005 compared to the same periods last year. Increased frequency and severity offsetting favourable reserve development accounts for the balance of the deterioration in the quarter.

Our personal automobile portfolio continued to be the most significant contributor to underwriting income, accounting for $94.1 million with a combined ratio of 80.6% and $307.3 million with a combined ratio of 79.0%, respectively, for the quarter and the year to date. The performance of the automobile portfolio benefited from favourable reserve development resulting primarily from the sustained effectiveness of automobile reforms and continued low claims frequency and by an improvement in the underwriting results from the industry pools.

Summary of Quarterly Results

(in millions of dollars, except for per share data)	2005			2004				2003		
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Direct Premiums Written	$1,006.5	$1,171.4	$ 821.9	$ 883.0	$921.6	$1,043.4	$727.8	$851.6	$918.7	$990.2
Total Revenues	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6	808.0	777.6	735.3
Underwriting Income (loss)	116.7	179.8	114.9	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6
Income before income taxes	269.3	323.6	228.6	229.7	217.1	238.6	170.4	47.8	95.4	85.6
Net Income	202.8	223.6	158.5	173.1	163.6	172.3	115.1	24.7	66.7	58.2
Combined ratio[1]	87.7	81.2	88.1	86.7	83.9	78.9	94.7	101.8	93.8	93.4
Seasonal indicator[2]	-	-	-	1.01	0.98	0.92	1.10	1.04	0.96	0.95
Earnings per share										
Basic	1.52	1.67	1.19	1.69	1.75	1.84	1.23	0.26	0.71	0.62
Diluted	1.52	1.67	1.19	1.67	1.75	1.84	1.23	0.26	0.71	0.62
Earnings per adjusted share[3]										
Basic Pro-Forma	1.52	1.67	1.19	1.35	1.27	1.34	0.90	0.19	0.52	0.45
Diluted Pro-Forma	1.52	1.67	1.19	1.29	1.22	1.29	0.86	0.18	0.50	0.44

(1) The combined ratio is the sum of the claims ratio and the expense ratio. Claims and expenses are determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.

(2) The seasonal indicator is the ratio of the quarterly to the yearly combined ratio. The seasonal indicator pattern has historically shown that Q2 is the lowest loss quarter followed by Q3, Q4 and then Q1.

(3) To facilitate comparison between historical and future performance, management calculates basic earnings per adjusted share on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005, and calculates diluted earnings per adjusted share as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies.

SEGMENTED INFORMATION

We report our results through the three segments of our P&C insurance business : personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries, as well as through two other segments, namely corporate and other, and realized investment and other gains.

The following table presents selected information on our segments.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Revenue				
Net premiums earned				
Personal insurance	$ 668.6	$573.2	$2,009.8	$1,721.3
Commercial insurance	286.4	257.4	869.1	755.1
Total net premiums earned	955.0	830.6	2,878.9	2,476.4
Investments	84.7	62.7	249.3	183.4
Total P&C Insurance	**$1,039.7**	**$893.3**	**$3,128.2**	**$2,659.8**
Corporate and other	16.8	8.4	50.0	20.3
Realized investment and other gains	66.8	18.0	156.3	96.1
Total Revenue	**$1,123.3**	**$919.7**	**$3,334.5**	**$2,776.2**
Income before income taxes				
Underwriting income				
Personal insurance	$ 73.5	$ 85.8	$ 268.8	$ 217.5
Commercial insurance	43.2	47.9	142.6	134.2
Total underwriting income	116.7	133.7	411.4	351.7
Investments	79.0	59.9	232.4	175.9
Total P&C Insurance	**$ 195.7**	**$193.6**	**$ 643.8**	**$ 527.6**
Corporate and other	6.8	5.5	21.5	2.3
Realized investment and other gains	66.8	18.0	156.3	96.1
Total income before income taxes	**$ 269.3**	**$217.1**	**$ 821.6**	**$ 626.0**

Personal Insurance

The following table sets forth the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Direct premiums written				
Personal automobile	$514.0	$455.2	$1,474.7	$1,333.8
Personal property	221.7	201.6	592.5	527.3
Total	**$735.7**	**$656.8**	**$2,067.2**	**$1,861.1**
Net premiums earned	$668.6	$573.2	$2,009.8	$1,721.3
Expenses :				
Claims and loss adjustment expenses	411.3	336.1	1,184.1	1,050.0
Commissions	104.7	92.7	323.9	270.9
Premium taxes	23.0	20.1	69.1	59.4
General expenses	56.1	38.5	163.9	123.5
Total expenses	595.1	487.4	1,741.0	1,503.8
Underwriting income	**$ 73.5**	**$ 85.8**	**$ 268.8**	**$ 217.5**
Ratios :				
Claims ratio	61.5%	58.6%	58.9%	61.0%
Commissions ratio	15.7%	16.2%	16.1%	15.7%
Premium taxes ratio	3.4%	3.5%	3.4%	3.5%
General expense ratio	8.4%	6.7%	8.2%	7.2%
Combined ratio	**89.0%**	**85.0%**	**86.6%**	**87.4%**

Direct premiums written increased by $78.9 million, or 12.0%, in Q3 05 compared to Q3 04 (YTD 05 : $206.1 million or 11.1%). Allianz accounted for a 13.6% increase in direct written premiums in Q3 05 (YTD 05 : 14.6%). Lower premiums year-over-year from industry automobile pools, excluding those of Allianz, reduced premium growth by 0.5% in Q3 05 (YTD 05 : 3.9%). Personal automobile direct premiums written reflect an average rate reduction of approximately 6.2% for Q3 05 (YTD 05 : 7.7%). The number of written insured risks increased by 14.8% in Q3 05 (YTD 05 : 17.1%) which included organic growth of 2.9% in Q3 05 compared to Q3 04 (YTD 05 : 4.0%)

Net premiums earned increased by $95.4 million, or 16.6%, in Q3 05 compared to Q3 04 (YTD 05 : $288.5 million or 16.8%). Allianz accounts for a 16.0% increase in Q3 05 (YTD 05 : 17.2%). Lower earned premiums year-over-year from industry automobile pools reduced premium growth by 1.7% in Q3 05 (YTD 05 : 2.5%) while premium rate reductions in personal automobile also reduced growth.

Underwriting income from personal insurance decreased by $12.3 million in Q3 05 compared to Q3 04 but increased by $51.3 million in YTD 05 compared to YTD 04. These results include the negative impact in the

claims ratio related to catastrophes which reduced underwriting income in Q3 05 compared to Q3 04 by $9.3 million net of reinsurance and increased the claims ratio by a 1.0 percentage point (YTD 05 : $42.2 million and 1.8 percentage points).

The claims ratio for personal property increased by 6.5 percentage points in Q3 05 compared to Q3 04 (YTD 05 : 12.3 percentage points). The catastrophes had the biggest impact on personal property with an increase in the claims ratio of 4.2 percentage points for Q3 05 (YTD 05 : 6.1 percentage points). The majority of the remaining deterioration is driven by heavy rain across Canada resulting in a higher incidence of water damage which increased both claims frequency and severity.

The personal automobile business deteriorated with the claims ratio increasing by 1.5 percentage points in Q3 05 compared to Q3 04 due primarily to increased severity and a higher loss ratio from industry pools. However, in YTD 05 compared to YTD 04, the claims ratio improved by 7.4%. The year-to-date improvement was attributable to favourable reserve development, continued favourable claims frequency and improvement in underwriting income from the industry pools of $4.4 million for YTD 05 compared to YTD 04.

Our personal insurance expense ratio was 27.5% for Q3 05 compared to 26.4% in Q3 04 and 27.7% for YTD 05 compared to 26.4% for YTD 04. Commissions accounted for a 0.5 percentage point decrease for Q3 05 compared to Q3 04 due to lower profit-sharing commissions. Commissions accounted for a 0.4 percentage point increase for YTD 05 compared to YTD 04 due primarily to higher regular commissions. Profit-sharing commissions were $16.4 million for Q3 05 and $60.5 million for YTD 05.

The general expense ratio increased by 1.7 percentage points from Q3 04 to Q3 05 and by a 1.0 percentage point for the YTD 05 compared to 2004. Expenses increased by $17.8 million in Q3 05 compared to Q3 04 and $40.4 million in YTD 05 compared to YTD 04 but this reflects a decrease in fees to offset expenses of the service carrier operated on behalf of Facility Association of $7.6 million and $10.6 million, respectively for the quarter and year-to-date. This decrease in fees relates to the depopulation of the service carrier's residual market. The remainder of the increase is from Allianz for $9.5 million in Q3 05 and $27.8 million year-to-date.

Transition expenses, related to the Allianz acquisition, which were allocated to both claims and general expenses, were $3.6 million for Q3 05 and $8.0 million for YTD 05.

Commercial Insurance

The following table sets forth the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Direct premiums written				
Commercial automobile	$ 73.6	$ 68.3	$245.8	$219.5
Commercial other	197.2	196.5	686.9	612.3
Total	$270.8	$264.8	$932.7	$831.8

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
Net premiums earned	$286.4	$257.4	$869.1	$755.1
Expenses :				
Claims and loss adjustment expenses	150.7	116.0	438.4	357.4
Commissions	56.1	62.1	177.6	168.2
Premium taxes	10.5	8.7	31.9	26.8
General expenses	25.9	22.7	78.6	68.5
Total expenses	243.2	209.5	726.5	620.9
Underwriting income	**$ 43.2**	**$ 47.9**	**$142.6**	**$134.2**
Ratios :				
Claims ratio	52.6%	45.1%	50.4%	47.3%
Commissions ratio	19.6%	24.1%	20.5%	22.3%
Premium taxes ratio	3.7%	3.4%	3.7%	3.5%
General expense ratio	9.0%	8.8%	9.0%	9.1%
Combined ratio	**84.9%**	**81.4%**	**83.6%**	**82.2%**

During the third quarter, the transfer of the AGR Business was completed, resulting in negative premiums for the quarter of ($12.2) million for a year-to-date total of $20 million. Excluding the impact of AGR business, direct premiums written increased by $18.2 million, or 6.9%, in Q3 05 compared to Q3 04 (YTD 05 : $80.9 million or 9.7%). Allianz accounts for a 9.0% increase in Q3 05 (YTD 05 : 9.9%). The number of written insured risks increased by 9.2% in Q3 05 (YTD 05 : 10.0%) which included organic growth of 1.2% in Q3 05 compared to Q3 04 (YTD 05 : 0.5%).

Net premiums earned increased by $29.1 million, or 11.3%, in Q3 05 compared to Q3 04 (YTD 05 : $114.0 million or 15.1%). Allianz accounts for 11.5% of the increase in Q3 05 (YTD 05 : 12.8%).

Underwriting income decreased by $4.7 million in Q3 05 compared to Q3 04, however, the year-to-date underwriting income increased by $8.4 million. The claims ratio for commercial insurance increased by 7.5 percentage points from 45.1% for Q3 04 to 52.6 % for Q3 05. However, the increase is 3.1 percentage points to 50.4% for YTD 05. The impact of catastrophes increased the claims ratio by 3.0 percentage points for Q3 05 (YTD 05 : 1.6 percentage points). While claims frequency remained low and past rate increases have contributed favourably, increase in severity is driving the majority of the remaining deterioration for the quarter.

Our commercial insurance expense ratio was 32.3% for Q3 05 compared to 36.3% for Q3 04 due to a decrease of 4.5 percentage points in the commission ratio due to lower profit-sharing commissions and higher ceded commissions. Our year-to-date commercial insurance expense ratio was 33.2% compared to 34.9% in 2004 due to a decrease of 1.8 percentage points in the commission ratio due to lower profit-sharing commissions and higher ceded commissions. Profit-sharing commissions were $7.0 million for Q3 05 and $27.3 million for YTD 05.

The general expense ratio remained basically constant for Q3 05 compared to Q3 04 and YTD 05 compared to YTD 04. In absolute terms, general expenses increased by $3.2 million, or 14.2%, in Q3 05 compared to Q3 04 (YTD 05 : by $10.1 million, or 14.7%, compared to YTD 04). Allianz accounts for $3.6 million of the increase in Q3 05 and $10.8 million of the year-to-date increase.

Transition expenses, related to the Allianz acquisition, which were allocated to both claims and general expenses, were $1.6 million for Q3 05 and $3.5 million for YTD 05.

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
Investment				
Interest income	$47.3	$38.4	$157.2	$111.3
Dividend income	34.5	24.0	90.4	71.3
Other	2.9	0.3	1.7	0.8
Investment revenue P&C subsidiaries	**$84.7**	**$62.7**	**$249.3**	**$183.4**
Investment expenses	(5.6)	(2.8)	(16.9)	(7.5)
Investment income before income taxes – P&C subsidiaries	**$79.1**	**$59.9**	**$232.4**	**$175.9**

Investment income earned by the investment portfolios of our insurance companies increased by $22.0 million, or 35.0%, to $84.7 million for Q3 05 compared to Q3 04. Year-to-date income increased by $65.9 million, or 35.9%, to $249.3 million. As part of an interim settlement related to the 2001 Portfolio Purchase, interest income of $13.5 million was received. The average pre-tax yields of our investment segment, excluding realized investment gains and losses and interest income related to the 2001 Portfolio Purchase noted above, was 5.5% for Q3 05 compared to 5.2% for Q3 04 (YTD 05 and YTD 04 : 5.2%). The variance in the quarterly yield is due to higher dividends.

Investment expenses were $5.6 million for Q3 05 (YTD 05 : $16.9 million) compared to $2.8 million for Q3 04 (YTD 04 : $7.5 million). The increase in expenses was due to increased assets from the Allianz acquisition plus a change in asset management charges instituted effective January 1, 2005 to better reflect current market costs. These expenses were paid to our in-house investment operations and therefore the same amount that is reported as an expense in this segment is reported as a negative expense in the "Corporate and Other" segment and thus eliminated upon consolidation.

Realized investment and other gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Realized investment and other gains (losses)				
Fixed income	$21.7	$(16.3)	$ 57.8	$25.8
Preferred shares	0.7	-	0.4	(2.7)
Common shares	37.7	34.6	90.4	69.4
Sale of subsidiaries and other	6.7	(0.3)	7.7	3.6
Total	$66.8	$18.0	$156.3	$96.1
After-tax total	$57.3	$14.2	$118.6	$66.6

Realized investment and other gains were up $48.8 million in Q3 05 compared to Q3 04 due primarily to gains in the fixed income portfolios. In addition, gains on common shares included gains resulting from the liquidation of our seed capital in ING mutual funds in Q3 05 offsetting a higher impairment charge of $5.9 million. Other includes the gain on the sale of marine business of $3.9 million and mutual funds of $2.8 million.

Year-to-date realized investment and other gains were up $60.2 million compared to 2004 due to higher fixed income gains in 2005 as well as equity gains from the liquidation of our seed capital in ING mutual funds. Impairments for the nine months ended September 30, 2005 and September 30, 2004, were $6.1 million and $0.8 million, respectively.

Corporate and Other

The following table presents the results of our "Corporate and Other" segment including intercompany eliminations which are primarily commissions and general expenses.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Investment income	$ 3.4	$4.2	$10.7	$ 8.3
Commission and advisory fees	13.4	4.2	39.3	12.0
Revenue	16.8	8.4	50.0	20.3
Commissions	(4.4)	(1.5)	(13.3)	4.7
General expenses	12.4	1.6	35.9	4.7
Interest on debt	2.0	2.8	6.0	8.6
Expenses	10.0	2.9	28.6	18.0
Income before income taxes	$ 6.8	$5.5	$21.4	$ 2.3

Revenue from Corporate and Other was higher by $8.4 million in Q3 05 relative to Q3 04 and by $29.7 million for YTD 05 compared to YTD 04. The increase is primarily due to the commission income earned by Canada Brokerlink (obtained in the Allianz acquisition) which was $8.5 million and $25.0 million, respectively, for the three and nine months ended September 30, 2005. In addition, there was an increase in revenue from Equisure of $2.0 million and an increase in investment income of $1.7 million for the nine months ended September 30, 2005.

The increase in general expenses was principally due to Canada Brokerlink which incurred general expenses of $10.9 million and $32.5 million, respectively, in Q3 05 and YTD 05. On the other hand, commission expenses were lower due to non-recurring commissions related to the 2001 Portfolio Purchase which amounted to ($1.8) million in Q3 04 and $6.1 million for YTD 04. Furthermore, the higher commissions earned by our brokerages of $4.6 million and $12.8 million, respectively, in Q3 05 and YTD 05, principally Canada Brokerlink, from our P&C companies, were eliminated in Corporate and Other and thereby reduced commission expenses.

BALANCE SHEET ANALYSIS

Premiums and Other Receivables

Premiums written are either billed to brokers or directly billed to policyholders. Premium receivables from brokers and policyholders were $125.3 million and $1,157.3 million, respectively, as at September 30, 2005, and $163.8 million and $1,076.0 million, respectively, as at December 31, 2004.

Other receivables consist of amounts due from the Facility Association and other industry pools, other insurers, and other which were $209.8 million, $57.5 million and $39.8 million, respectively, as at September 30, 2005, and $202.8 million, $137.3 million and $62.5 million, respectively, as at December 31, 2004.

Investments

Cash and cash equivalents and investments increased by $488.1 million, or 7.7%, to $6.8 billion at September 30, 2005 compared to December 31, 2004. This increase was due to the higher premiums written, the interim settlement of $116.9 million related to the 2001 Portfolio Purchase and the receipt of $125.6 million of investment funds transferred from Facility Association, which offset first quarter payment of tax balances for the 2004 taxation year and the payment of profit commissions to brokers and incentive bonuses to employees. The funds transferred from Facility Association are not required to meet the association's short-term needs but will eventually be returned to the association to enable it to pay the claims to which these funds relate.

The following table sets forth our cash and invested assets as at September 30, 2005 and December 31, 2004.

(in millions of dollars)	As at September 30, 2005			As at December 31, 2004		
	Book value ("BV")	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 715.4	10.4%	$ 715.4	$ 357.2	5.6%	$ 357.2
Fixed income securities[1]	3,595.0	52.4	3,715.0	3,685.1	57.9%	3,776.5
Commercial mortgages	75.3	1.1	79.2	78.7	1.2%	83.3
Preferred shares	1,191.5	17.4	1,240.7	1,069.6	16.8%	1,136.3
Common shares[1]	1,108.9	16.2	1,243.6	997.7	15.7%	1,077.2
Other investments	169.6	2.5	169.6	179.3	2.8%	179.3
Total investments & cash	**$6,855.7**	**100%**	**$7,163.5**	**$6,367.6**	**100.0%**	**$6,609.8**

(1) Fixed income and common shares include seed capital investment in affiliated mutual funds, with a book value of $155.0 million as at December 31, 2004. There were no such investments as at September 30, 2005.

Our investment objectives remain consistent with the information presented in the 2004 Annual Report. The weighted average ratings of our fixed income and preferred share portfolios as at September 30, 2005 were "AA" and "P2", respectively, by either Standard & Poor's ("S&P") or Dominion Bond Rating Services. Included in the fixed income and preferred share portfolios at September 30, 2005, were approximately $16.9 million of securities with a rating below investment grade or not rated compared to $42.9 million as at December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consisted of loans to brokers with a book value of $155.6 million as at September 30, 2005 compared to $156.3 million as at December 31, 2004, investments in brokerages with a book value of $13.8 million as at September 30, 2005 compared to $13.4 million as at December 31, 2004 and other commercial loans with a book value of $0.2 million as at September 30, 2005 compared to $9.6 million as at December 31, 2004.

Unpaid claims and adjustment expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at September 30, 2005 remained basically unchanged from December 31, 2004.

The favourable reserve development is largely the result of the cost containment of auto reforms which appear to be sustainable as well as continuing low levels of claims frequency, both being more favourable than what was anticipated. The quarterly evaluation of our best estimates of claim liabilities, while remaining conservative, has taken into account the emergence of this favourable development for both current and prior accident years.

Excluding Allianz, the favourable development of all prior accident years during the first nine months of 2005 was $187.1 million, or 6.5%, ($78.8 million in the third quarter) with every accident year being favourable. This development came mainly from automobile in the amount of $140.5 million, including the positive development of class action suits and the favourable impact of the quarterly incurred but not reported (IBNR) evaluation of which $27.5 million related to prior accident years. Most of the remaining favourable development came from commercial general liability in the amount of $39.5 million which included the positive development of two large claims during the third quarter.

The following table, which excludes Allianz, shows the development of the claim liabilities for the ten most recent accident years with the estimated amount of subsequent development for each accident year shown by year up to September 30, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims as well as current estimates of the claim liabilities required for claims still open or claims still unreported. Cumulatively, we have experienced favourable development for accident years 2004, 2003, 1998, 1997, 1996, 1995 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years, in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular, relating to automobile insurance in Ontario.

	Accident year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 & -
Reserve originally estimated	$904.3	$814.9	$711.9	$655.3	$607.7	$557.2	$531.2	$547.2	$493.4	$1,073.5
Reserve re-estimated as of[1]										
One year later	$839.8	$750.0	$721.6	$716.8	$607.7	$550.7	$507.6	$423.9	$447.3	$986.9
Two years later		686.8	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			712.2	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				725.5	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					646.6	614.4	520.1	420.9	433.8	961.6
Six years later						605.4	517.5	426.3	432.0	953.4
Seven years later							509.8	424.6	417.9	955.9
Eight years later								424.1	414.4	968.5
Nine years later									413.5	977.2
Ten years later										960.0
Cumulative deficiency (redundancy)	(64.5)	(128.1)	0.3	70.2	38.8	48.2	(21.5)	(123.0)	(79.9)	(113.5)
	(7.1)%	(15.7)%	0.0%	10.7%	6.4%	8.7%	(4.0)%	(22.5)%	(16.2)%	(10.6)%
Development during the three months ended September 30, 2005	**$(26.0)**	**$(11.1)**	**$(2.2)**	**$(6.5)**	**$(4.9)**	**$(4.6)**	**$(4.8)**	**$0.3**	**$(0.1)**	**$(16.8)**
	(2.9)%	**(1.4)%**	**(0.3)%**	**(1.0)%**	**(0.8)%**	**(0.8)%**	**(0.9)%**	**0.1%**	**(0.0)%**	**(1.7)%**
Development during the nine months ended September 30, 2005	**$(64.5)**	**$(63.2)**	**$(9.2)**	**$(4.1)**	**$(10.8)**	**$(9.1)**	**$(7.7)**	**$(0.4)**	**$(0.9)**	**$(17.2)**
	(7.1)%	**(7.8)%**	**(1.3)%**	**(0.6)%**	**(1.8)%**	**(1.6)%**	**(1.5)%**	**(0.1)%**	**(0.2)%**	**(1.6)%**

(1) The last diagonal is estimated as at September 30, 2005.

For the claim liabilities relating to the Allianz acquisition, the table below shows the development only from December 2004, given that the acquisition took place late in 2004. On $680.5 million of claim liabilities as at December 31, 2004, we experienced $41.6 million of favourable development for the nine months of 2005 of which $14.9 million relates to the third quarter. Similar to our own experience, this came mainly from automobile with a favourable development of $30.1 million.

	Accident year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 & -
Reserve as of December 2004	$213.4	$158.4	$126.7	$73.6	$47.8	$29.9	$16.9	$10.0	$3.6	$0.2
Reserve re-estimated as of Sept 2005	$190.1	$144.0	$124.7	$71.8	$48.3	$29.7	$18.1	$9.5	$2.5	$0.1
Development during the three months ended September 30, 2005	**$(6.1)**	**$(4.4)**	**$(2.3)**	**$(1.9)**	**$(0.0)**	**$(0.4)**	**$0.9**	**$(0.6)**	**$(0.0)**	**$0.1**
	(2.9)%	**(2.8)%**	**(1.8)%**	**(2.6)%**	**(0.1)%**	**(1.3)%**	**5.3%**	**(6.4)%**	**(1.2)%**	**53.3%**
Development during the nine months ended September 30, 2005	**$(23.3)**	**$(14.4)**	**$(2.1)**	**$(1.8)**	**$0.6**	**$(0.1)**	**$1.3**	**$(0.5)**	**$(1.1)**	**$(0.1)**
	(10.9)%	**(9.1)%**	**(1.6)%**	**(2.5)%**	**1.2%**	**(0.4)%**	**7.4%**	**(4.7)%**	**(30.1)%**	**(45.4)%**

Claim liabilities, which are determined in accordance with accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary, will affect the valuation of the claim liabilities. Discount rates and provisions for adverse deviation were set on a basis consistent with those used at year end 2004.

In the tables above, the claim liabilities used are those used in the financial statements and therefore are discounted and include a provision for adverse deviations while the cumulative payments do not include either. The net impact of the discount and the provision for adverse deviation makes the booked claim liabilities slightly higher than undiscounted best estimates (by approximately 1.4% at year end 2004).

Reinsurance

Policy liabilities including unearned premiums and unpaid claims and adjustment expenses ceded to reinsurers were $340.4 million and $765.4 million, respectively, as at September 30, 2005 and December 31, 2004. As part of the Allianz transaction relating to the AGR Business, there were assumed and ceded policy liabilities of $18.9 million and $508.6 million, respectively, at December 31, 2004. These liabilities were transferred to the Canadian branch of AGR in September, 2005, upon receipt of regulatory approval. ING Re, our primary reinsurer, represented 21% and 17%, respectively, of the remaining ceded policy liabilities as at September 30, 2005 and December 31, 2004. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements.

In 2005, for multi-risk events or catastrophes, our retention is $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retain 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. The company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $97.1 million and $458.7 million, respectively, as at September 30, 2005 and December 31, 2004. These amounts included $89.9 million and $56.0 million, respectively, as at September 30, 2005 and December 31, 2004 from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $87.9 million as at September 30, 2005 and $349.5 million as at December 31, 2004, and can be accessed if these reinsurers are unable to meet their obligations.

Share Capital

As of November 10, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. ("ING Groep") holds approximately 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 Long-term Incentive Plan, certain employees are awarded performance units (one performance unit equals one company common share) as a portion of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle is contingent upon the Company's three-year average return on equity relative to that of the Canadian P&C insurance industry. All shares awarded under this plan will be purchased in the market. The Company re-estimates the number of performance units that are expected to vest at each reporting period. That estimate was 180,250 units as at September 30, 2005.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash provided by operations was $176.9 million for Q3 05 compared to $317.6 million for Q3 04 due to higher income and changes in operating assets and liabilities. Year-to-date operations provided cash of $455.4 million for YTD 05 compared to $1,288.1 million for YTD 04 which is primarily explained by the commutation of the quota-share treaty on January 1, 2004 which recorded $665.0 million of cash from operations. In addition, we have an uncommitted revolving credit facility with the Royal Bank of Canada of $50 million, none of which was drawn at November 10, 2005. We are not currently planning to make any significant capital expenditures.

During the first quarter of 2005, we used the proceeds from the shares issued pursuant to the exercise of the over-allotment option to repay a $129.2 million promissory note payable to an affiliate, thereby reducing our debt outstanding to $127.0 million. As at September 30, 2005, the Company was adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $757.4 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at September 30, 2005, compared to $412.1 million at December 31, 2004. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations, the total amount of dividends available for payment from our subsidiaries during 2005 is $233.8 million plus any 2005 earnings.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $65.2 million, which were paid on March 31, 2005, June 30, 2005 and September 30, 2005.

In the second quarter we received a S&P financial strength and long-term counterparty credit ratings of A+ for our P&C subsidiaries while A.M. Best reaffirmed our financial strength rating of A+ and raised the ratings of Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada to A+ as well.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations and are measured at the exchange amount. It is management's belief that such exchange amounts approximate fair value. Notes 1 and 5 to the accompanying consolidated interim financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. These risks are described on pages 38 to 40 of our 2004 Annual Report and were essentially unchanged year to date.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions to disclose beyond those included in our annual financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and could therefore change and impact future results.

Changes in Accounting Policies Including Initial Adoption

As a result of the adoption of a Long-term Incentive Plan for certain employees and a Deferred Stock Unit Plan for independent Directors, the Company has adopted, effective January 1, 2005, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which sets a fair value based method of accounting for all stock-based compensation. Notes 1 and 10 to our consolidated interim financial statements describe the accounting for our stock-based compensation plans.

Recent Developments

On September 20, 2005, ING Canada filed a short form base shelf prospectus and received final receipt from Canadian securities regulators the following day, which will allow the Company to offer, over a 25-month period, an aggregate of any combination of up to $1 billion in debt, preferred or common shares securities. The nature, size and timing of any financings will be dependent upon ING Canada's assessment of its funding requirements and general market conditions. At the time, any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information regarding the terms of the securities being offered will be provided.

On September 12, 2005, ING Canada announced that holders of its common shares and prospective investors would now be able to reinvest their dividends in additional shares of the Company via a Dividend Re-Investment Plan administered through the Company's transfer agent or via the Co-Operative Investing Service administered by Canadian ShareOwner Investments Inc. Dividend re-investment purchases under either alternative will be made free of commissions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

May 11, 2006

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this report, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry in 2006.

- **Lower industry growth rates but still strong underwriting profits:** We expect the industry's top-line growth rate for 2006 to be below historical levels, and for the industry, underwriting results to fall short of the favourable level experienced in 2005. That said, underwriting results for the year 2006 should exceed historical returns.

- **Stable claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces over the last two to three years have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions in 2006. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers throughout 2006.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost increases:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net Income

Net income for the three months ended March 31, 2006, was $185.9 million, an increase of $27.4 million, or 17.3%, from $158.5 million for the three months ended March 31, 2005.

These results were driven by continued favourable claims experience and strong investment gains.

- Our combined ratio was 91.5%, a good result in what has historically been a challenging quarter. Current accident year claims frequency and severity remain below last year's level. Prior year claims development remained positive at $37.1 million, although $31.4 million below last year's extraordinary level. Total expenses (including commissions) increased $13.3 million, including an additional commission expense for prior year profit-sharing commissions.

- Pre-tax realized investment and other gains were $107.6 million in the quarter, up from $42.7 million in Q1 05. These gains consist primarily of $27.2 million fixed income and $75.5 million equity gains, and are explained further under "Revenue" below.

Pre-tax income increased to $268.4 million in Q1 06 from $228.6 million in Q1 05. The following table presents the major changes in pre-tax income.

(in millions of dollars)	Three months ended March 31	
2005 Pre-tax Income		$ 228.6
Prior year claims development	(31.4)	
Current accident year *	7.3	
Industry pools	(5.2)	
Catastrophes	(5.7)	
Underwriting income		(35.0)
Realized investment and other gains		64.9
Other		9.9
2006 Pre-tax income		$ 268.4

* excludes industry pools and catastrophes

Shareholders' Equity

Shareholders' equity increased by $153.4 million, or 5.3%, to $3,046.0 million at March 31, 2006. This increase reflects net income of $185.9 million less $33.4 million in dividends ($0.25 per share) paid during the quarter plus $0.9 million provision for stock-based compensation.

Summary of Results

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our interim consolidated financial statements (unaudited) for the three months ended March 31, 2006 and 2005.

(in millions of dollars, except per share data)	**Three months ended March 31**	
	2006	**2005**
Direct premiums written	$ 812.5	$ 821.9
Total revenue	1,133.8	1,098.8
Underwriting income	79.9	114.9
Net income	185.9	158.5
Earnings per share (in dollars)		
Basic and diluted	1.39	1.19
	As at March 31 2006	**As at December 31 2005**
Cash and cash equivalents	$ 577.6	$ 341.1
Investments	6,466.1	6,721.0
Total assets	9,782.3	9,926.5
Debt outstanding	127.0	127.0
Total shareholders' equity	3,046.0	2,892.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended March 31	
	2006	**2005**
Claims ratio [1]	59.5%	58.6%
Expense ratio [2]	32.0%	29.5%
Combined ratio [3]	**91.5%**	**88.1%**
ROE [4]	30.1%	38.9%
ROE of our P&C insurance subsidiaries [5]	35.5%	36.8%

(1) Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Expense including commissions, premium taxes and all general and administrative expenses, incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses - are individual ratios expressed as a percentage of net premiums earned. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Allianz Insurance Company of Canada, Trafalgar Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc.

Direct Premiums Written

For the three months ended March 31, 2006, direct premiums written totalled $812.5 million, an increase of $5.7 million from Q1 05 primarily from industry pools after excluding the AGR premiums of $15.1 million for Q1 05. The "AGR business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the Allianz acquisition as it was subject to a 100% quota share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company in September 2005.

A key non-GAAP measure of our growth is written insured risks, defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance, excluding commercial auto insurance. The number of written insured risks increased 1.9% in Q1 06 over Q1 05.

Premium growth was lower than the growth in insured risks given lower average premiums largely due to written premium rate reductions in personal automobile insurance averaging 5.0%.

Revenue

Revenue increased by $35.0 million, or 3.2%, to $1,133.8 million in the quarter compared to $1,098.8 million in Q1 05.

The following table presents the major changes in revenue between Q1 05 and Q1 06.

(in millions of dollars)	Three months ended March 31
Net premiums earned	$ (31.1)
Investment segment income	0.3
Realized investment and other gains	64.9
Corporate and other revenue	0.9
Increase in revenue	$ 35.0

Net premiums earned dropped $31.1 million, or 3.2%, from Q1 05 despite a 2.1% increase in earned premiums attributable to changes in business mix and increased coverage levels.

This decrease was caused by:

- a 3.3% overall average earned rate reduction. Rate reductions are due to reduced costs primarily attributable to automobile insurance reforms; and
- a $20.0 million decrease in earned premiums received from industry pools.

Pre-tax realized investment and other gains were $107.6 million in the quarter, up from $42.7 million in Q1 05 primarily due to gains on fixed income and equities.

- Fixed income gains were $27.2 million, compared to $10.8 million in Q1 05. These gains resulted from the repositioning of our fixed-income portfolio to lower the duration of our assets as explained in the Balance Sheet Analysis below, under "Investments". This repositioning is now complete.
- Equity gains were $75.5 million for the quarter, up from $30.9 million in Q1 05. These gains were a result of strong Canadian equity markets, our investment strategy which requires regular trading activities in our high dividend yield common share portfolio and an increase in equity exposure as discussed below under "Realized Investment and Other Gains".

Net unrealized gains of $208.3 million at March 31, 2006 were $96.0 million less than at December 31, 2005.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred, commissions, premium taxes and general expenses) was $79.9 million in Q1 06, down $35.0 million from Q1 05, yielding a claims ratio of 59.5% which is a 0.9 percentage point higher than in Q1 05. The expense ratio increased from 29.5% to 32.0%, resulting in a combined ratio of 91.5% for Q1 06, up from 88.1% in Q1 05.

The major changes in underwriting income were shown previously in the table under "Overall Performance".

Prior year claims development was $31.4 million less than Q1 05 which included positive development in the amount of $16.0 million related to class action suits.

Current accident year underwriting income, excluding industry pools and catastrophes, improved by $7.3 million. This increase is the result of a number of factors:

- Current year frequency and severity (excluding pools and catastrophes) improved over Q1 05. Frequency was down 4.0%, and severity was down 3.2%.
- Commission expense was up $3.5 million, with the commission ratio rising year-over-year from 17.7% to 18.7%. This increase is due to higher profit-sharing commissions, an element of broker compensation tied to profitability. At year-end, we estimate the amount payable and book it as an expense although the actual calculation is dependent upon the final underwriting results for the year. We typically make an adjustment in the first quarter when the actual amount payable becomes known; we booked such an adjusting amount of $9.1 million in Q1 06 for 2005 profit-sharing commission. Total profit-sharing commissions, including this adjustment, were $42.3 million in Q1 06.
- The expense ratio was up 1.5 percentage points from Q1 05, with the dollar amount of expenses up $11.6 million. This increase over last year can be attributed to a number of factors, including: (i) increase in employee incentive compensation of $3.0 million, with most of this year-over-year increase due to low accruals of this type in Q1 05, (ii) shift in acquisition expense from commission to general expense of $4.0 million due to business mix, and (iii) timing of a $3.0 million expense which was recorded last year in Q2.

Industry pools consist of the so-called "residual market", as well as risk-sharing pools (RSP), in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools, on balance, resulted in a higher underwriting loss for the current accident year from pools that was $5.2 million greater in Q1 06 than in Q1 05. This loss is due to the difference in the earned premium estimate provided by the Alberta RSP at December 31, 2005 for the months of November and December which was higher than the actual earned premiums subsequently reported in 2006.

A catastrophe (defined as an event resulting in net claims incurred of at least $5.0 million) occurred in Q1 06. It consisted of a winter storm in Quebec which resulted in $5.7 million of losses, primarily impacting personal insurance.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2006	2005				2004			
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Direct premiums written	$ 812.5	$ 905.0	$1,006.5	$1,171.4	$ 821.9	$ 883.0	$921.6	$1,043.4	$727.8
Total revenues	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6
Underwriting income	79.9	126.3	116.7	179.8	114.9	118.4	133.7	174.5	43.4
Income before income taxes	268.4	269.3	269.3	323.6	228.6	229.7	217.1	238.6	170.4
Net income	185.9	196.9	202.8	223.6	158.5	173.1	163.6	172.3	115.1
Combined ratio	91.5	86.9	87.7	81.2	88.1	86.7	83.9	78.9	94.7
Earnings per share									
Basic	1.39	1.47	1.52	1.67	1.19	1.69	1.75	1.84	1.23
Diluted	1.39	1.47	1.52	1.67	1.19	1.67	1.75	1.84	1.23
Earnings per adjusted share (1)									
Basic pro-forma	1.39	1.47	1.52	1.67	1.19	1.35	1.27	1.34	0.90
Diluted pro-forma	1.39	1.47	1.52	1.67	1.19	1.29	1.22	1.29	0.86

(1) To facilitate comparison of performance between quarters, management has calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005. Diluted earnings per adjusted share, another non-GAAP measure, is calculated as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Seasonal Indicator	2005	2004	2003	3-year average
Q1	1.02	1.10	1.06	1.06
Q2	0.94	0.92	0.95	0.94
Q3	1.02	0.98	0.96	0.98
Q4	1.01	1.01	1.04	1.02

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended March 31 2006	Three months ended March 31 2005
Revenue		
Net premiums earned		
Personal insurance	$ 654.3	$ 675.8
Commercial insurance	282.6	292.2
Total net premiums earned	936.9	968.0
Investments	74.1	73.8
Total P&C insurance	$1,011.0	$1,041.8
Corporate and other	15.2	14.3
Realized investment and other gains	107.6	42.7
Total revenue	$1,133.8	$1,098.8
Income before income taxes		
Underwriting income		
Personal insurance	$ 40.0	$ 80.4
Commercial insurance	39.9	34.5
Total underwriting income	79.9	114.9
Investments	68.3	68.1
Total P&C insurance	$ 148.2	$ 183.0
Corporate and other	12.6	2.8
Realized investment and other gains	107.6	42.7
Total income before income taxes	$ 268.4	$ 228.5

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended March 31	
	2006	2005
Direct premiums written		
Personal automobile	$395.6	$387.9
Personal property	154.7	147.2
Total direct premiums written	**$550.3**	**$535.1**
Net premiums earned	$654.3	$675.8
Expenses		
Claims and loss adjustment expenses	415.0	406.3
Commissions	113.3	111.4
Premium taxes	22.0	23.1
General expenses	64.0	54.6
Total expenses	614.3	595.4
Underwriting income	**$ 40.0**	**$ 80.4**
Ratios		
Claims ratio	63.4%	60.1%
Commissions ratio	17.3%	16.5%
Premium taxes ratio	3.4%	3.4%
General expense ratio	9.8%	8.1%
Combined ratio	**93.9%**	**88.1%**

Direct Premiums Written

Direct premiums written increased by $15.2 million, or 2.8%, in Q1 06 over Q1 05. This includes written premiums from industry automobile pools which increased by $5.7 million in Q1 06 over Q1 05.

The number of written insured risks for personal property increased by 2.0% while the number of written insured risks for personal auto increased by 2.7% in Q1 06. The total number of written insured risks in personal insurance increased by 2.4% in Q1 06.

Net Premiums Earned

Net premiums earned decreased by $21.5 million, or 3.2%, in Q1 06. This reflects lower year-over-year earned premiums from industry automobile pools which reduced premiums by $20.0 million in Q1 06 relative to Q1 05. Premium rate reductions for personal automobile also impacted net premiums earned for the quarter by 6.3%.

Underwriting Income

Underwriting income from personal automobile and property in total decreased by $40.4 million in the first quarter as the combined ratio increased by 5.8 percentage points. The change in prior year claims development is the primary reason for the year-over-year decrease in personal insurance underwriting income. Favourable prior year claims development, although still historically high at 3.8%, was down from 8.1% in Q1 05 (5.7% before class action development).

Underwriting income from personal property decreased by $3.5 million in Q1 06 on an increase in the combined ratio of 2.1 percentage points. Underwriting income from personal automobile decreased by $36.9 million in the first quarter on an increase in the combined ratio of 7.2 percentage points despite lower frequency for the quarter compared to Q1 05. The decrease in underwriting income is mainly due to lower prior year claims development in the quarter compared to Q1 2005 which included positive claims development of personal auto class actions in the amount of $16.0 million as discussed above.

The current accident year loss ratio in personal insurance for Q1 06, excluding catastrophes (defined as claims and loss adjustment expenses incurred for only the current year excluding all other claims and loss adjustment expenses incurred during the calendar year expressed as a percentage of net premium earned) for Q1 06 is 1.7% lower than that of Q1 05.

Our personal insurance expense ratio was 30.5% in Q1 06 compared to 28.0% in Q1 05. The commission ratio was 17.3% in Q1 06, an increase of 0.8 percentage point. The general expense ratio increased by 1.7 percentage points to 9.8% in Q1 06.

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended March 31 2006	Three months ended March 31 2005
Direct premiums written		
Commercial automobile	$ 68.2	$ 70.6
Commercial other	194.0	216.2
Total direct premiums written	**$262.2**	**$286.8**
Net premiums earned	$282.6	$292.2
Expenses		
Claims and loss adjustment expenses	142.5	160.6
Commissions	62.0	60.5
Premium taxes	10.0	10.7
General expenses	28.1	25.9
Total expenses	242.6	257.7
Underwriting income	**$ 40.0**	**$ 34.5**
Ratios		
Claims ratio	50.4%	54.9%
Commissions ratio	21.9%	20.7%
Premium taxes ratio	3.6%	3.7%
General expense ratio	10.0%	8.9%
Combined ratio	**85.9%**	**88.2%**

Direct Premiums Written

Direct premiums written decreased by $9.5 million, or 3.5%, for the quarter after excluding the AGR business of $15.1 million. The number of insured risks dropped 1.8% from Q1 05.

Net Premiums Earned

Net premiums earned decreased by $9.6 million, or 3.3%, from Q1 05.

Underwriting Income

Underwriting income from commercial insurance increased $5.5 million in Q1 06 as a result of 2.3 percentage points improvement in the combined ratio. The current accident year loss ratio for Q1 06 is

5.2% lower than that of Q1 05 due primarily to commercial other, which experienced both lower frequency and severity compared to Q1 05.

Our commercial insurance expense ratio was 35.5% in Q1 06 compared to 33.3% in Q1 05 and the commission ratio increased to 21.9% in Q1 06 from 20.7% in Q1 05.

Personal and Commercial Insurance

For convenience, the following table presents the direct premiums written and underwriting income of both the personal and commercial insurance segment.

(in millions of dollars)	Three months ended March 31	
	2006	**2005**
Direct premiums written		
Automobile	$463.8	$458.5
Personal property and commercial other	348.7	363.4
Total direct premiums written	**$812.5**	**$821.9**
Net premiums earned	$936.9	$968.0
Expenses		
Claims and loss adjustment expenses	557.5	566.9
Commissions	175.3	171.9
Premium taxes	32.1	33.8
General expenses	92.1	80.5
Total expenses	857.0	853.1
Underwriting income	**$ 79.9**	**$ 114.9**
Ratios		
Claims ratio	59.5%	58.6%
Commissions ratio	18.7%	17.7%
Premium taxes ratio	3.5%	3.5%
General expense ratio	9.8%	8.3%
Combined ratio	**91.5%**	**88.1%**

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended March 31	
	2006	**2005**
Interest income	$42.9	$49.0
Dividend income	33.0	25.7
Other	(1.8)	(0.9)
Investment income from P&C subsidiaries	**$74.1**	**$73.8**
Investment expenses	(5.8)	(5.7)
Investment income from P&C subsidiaries after investment expenses	**$68.3**	**$68.1**

Investment income is essentially flat in Q1 06 compared to Q1 05.

Average pre-tax yield on invested assets was 4.8% for Q1 06, the same as Q1 05. The yield for the quarter was helped by higher dividend income from our common and preferred share portfolios. Commencing in 2006, these comparative investment yield calculations include only investment assets and cash equivalents, and exclude bank overdraft balances and miscellaneous income.

Investment expenses totalled $5.8 million in Q1 06, up slightly from Q1 05. These expenses are primarily asset management charges paid to our in-house investment operations, with an equivalent amount reported as a negative expense in the corporate and other segment; both entries are eliminated on consolidation of the financial statements.

Our investment income segment and the above analysis only includes income on investments in our P&C subsidiaries. Income on investments at the holding company is included in the corporate and other segment.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended March 31	
	2006	**2005**
Investment income	$ 7.0	$ 2.7
Commission and advisory fees	8.2	11.6
Revenue	15.2	14.3
Commissions	(12.0)	(3.4)
General expenses	12.6	12.9
Interest on debt	2.0	2.0
Expenses	2.6	11.5
Income before income taxes	**$12.6**	**$ 2.8**

Corporate and other revenue increased $0.9 million in Q1 06 over Q1 05, due to increased investment income of $4.3 million resulting primarily from higher interest income on larger cash balances in the holding company, offset by lower mutual fund advisory fees.

Commissions expense is negative due to the inter-company eliminations of commissions paid by our insurance companies to our brokerage companies.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended March 31	
	2006	**2005**
Realized investment and other gains		
Fixed income	$ 27.2	$ 10.8
Equities	75.5	30.9
Other	4.9	1.0
Total	**$107.6**	**$ 42.7**
After-tax total	$ 72.0	$ 29.9

Realized investment and other gains increased $64.9 million Q1 06 over Q1 05. The fixed income gains were primarily a result of repositioning the fixed income portfolio to reduce the duration as explained below under "Investments". The equity gains were a result of more favourable markets and larger equity portfolios. Total common equity exposure increased 4.0 percentage points from 17.7% at Q1 05 to 21.7% at Q1 06, including an increase in the high dividend common share portfolio from 13.8% to 20.5%.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at March 31, 2006, premium receivables from brokers stood at $93.8 million and $1,038.1 million from policyholders. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders. Premium receivables are lower at March 31, 2006 than at December 31, 2005 due to the seasonality of written premiums.

Other receivables comprised $200.8 million (December 31, 2005: $195.0 million) from the Facility Association and other industry pools, $43.5 million (December 31, 2005: $31.3 million) from other insurers and $34.3 million (December 31, 2005: $43.2 million) from other.

Investments

The book value of cash and cash equivalents and investments decreased by $18.5 million, or 0.3%, to $7.0 billion during Q1 06. This decrease is primarily due to the payment of profit-sharing commissions to brokers and bonuses to employees in relation to the Company's performance in 2005.

The following table presents our cash and invested assets as at March 31, 2006 and December 31, 2005.

(in millions of dollars)	As at March 31, 2006			As at December 31, 2005		
	Book value (BV)	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 577.6	8.2%	$ 577.6	$ 341.1	4.8%	$ 341.1
Short-term notes	229.3	3.2%	229.3	440.4	6.2%	440.4
Fixed income securities	3,160.8	44.9%	3,162.2	3,520.8	49.9%	3,595.8
Commercial mortgages	69.3	1.0%	71.4	70.4	1.0%	73.1
Preferred shares	1,307.4	18.6%	1,360.9	1,257.3	17.8%	1,319.9
Common shares	1,531.9	21.7%	1,683.3	1,266.5	17.9%	1,430.4
Other investments	167.3	2.4%	167.3	165.6	2.4%	165.6
Total investments and cash	$7,043.6	100%	$7,252.0	$7,062.1	100%	$7,366.3

Our investment objectives remain generally consistent with the objectives presented in the 2005 Annual Information Form. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into equity linked swap transactions, investing in investment grade international bonds and using derivatives to support the management of our fixed-income portfolio. As a result of the repositioning in the fixed-income portfolio and the use of derivatives, the duration of our fixed-income portfolio has decreased from 6.3 years at December 31, 2005 to 4.2 years at March 31, 2006. The repositioning of the fixed-income portfolio resulted in increased trading and is a significant component of the $27.2 million of realized fixed-income gains. During the remainder of the year, this repositioning should result in lower turnover of the portfolio.

As at March 31, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately $47.1 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at March 31, 2006, compared to $16.1 million as at December 31, 2005.

Other investments consisted of loans to brokers with a book value of $152.0 million as at March 31, 2006 ($151.4 million as at December 31, 2005), and investments in brokerages with a book value of $15.3 million as at March 31, 2006 ($14.2 million as at December 31, 2005).

Unpaid Claims and Adjustment Expenses

Unpaid claims and loss adjustment expenses, net of reinsurers' share ("claim liabilities") decreased by $5.8 million to $3,485.3 million in Q1 06.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than previously anticipated.

Claims Development

The favourable claims development of all prior accident years during Q1 06 was $37.1 million, or 1.1%, ($68.5 million in Q1 05), with every accident year being favourable. This development came mainly from automobile insurance in the amount of $35.6 million, including $2.5 million from assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. The remaining favourable development came from commercial other in the amount of $12.6 million. Conversely, we experienced $11.2 million of unfavourable development in personal property.

The following table shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to March 31, 2006. While we previously showed the development of Allianz separate from the rest of ING Canada, the table below reflects development for all our insurance companies, consistent with our basis of presentation going forward. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & prior-
Reserve originally estimated	$1,118.8	$1,117.7	$973.2	$838.6	$729.0	$655.5	$587.0	$548.1	$557.2	$1,121.2
Reserve re-estimated as of *										
One year later	$1,109.7	$ 977.2	$908.4	$848.3	$790.4	$655.4	$580.6	$524.5	$433.9	$1,069.6
Two years later		966.3	818.3	848.2	804.2	696.2	607.9	525.7	417.1	1,097.8
Three years later			815.4	834.7	803.2	712.0	637.2	521.1	431.5	1,078.5
Four years later				830.5	791.5	705.1	642.8	535.6	431.9	1,037.9
Five years later					788.9	694.7	644.3	537.0	430.9	1,028.0
Six years later						691.4	630.1	534.4	436.3	1,028.7
Seven years later							628.6	541.3	434.6	1,027.2
Eight years later								541.1	433.5	1,032.4
Nine years later									432.3	1,029.5
Ten years later										1,028.4
Cumulative deficiency (redundancy)	(9.0)	(151.4)	(157.9)	(8.1)	59.9	35.9	41.6	(7.0)	(124.9)	(92.8)
	(0.8)%	(13.5)%	(16.2)%	(1.0)%	8.2%	5.5%	7.1%	(1.3)%	(22.4)%	(8.3)%
Development during Q1 of $(37.1) million	**$(9.0)**	**$(10.8)**	**$(2.9)**	**$(4.2)**	**$(2.6)**	**$(3.3)**	**$(1.6)**	**$(0.2)**	**$(1.2)**	**$(1.1)**
	(0.8)%	**(1.0)%**	**(0.3)%**	**(0.5)%**	**(0.4)%**	**(0.5)%**	**(0.3)%**	**0.0%**	**(0.2)%**	**(0.1)%**
*last diagonal as of March 2006										

Cumulatively, we have experienced favourable development for accident years 2005, 2004, 2003, 2002, 1998, 1997, 1996 and prior years and unfavourable development for accident years 2001, 2000 and 1999.

In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was mainly caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Reinsurance

Policy liabilities ceded to reinsurers were $321.9 million at March 31, 2006 and $347.8 million at December 31, 2005. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. At March 31, 2006, 15.6% (December 31, 2005: 17.7%) of the reinsured policy liabilities were to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements.

In 2006, for multi-risk events or catastrophes, our retention is $25.0 million with a reinsurance coverage limit of $1.25 billion. We retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million. For 2005, our retention was $17.5 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $25.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (March 31, 2006: $248.2 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and policy liabilities take priority over a reinsurer's subordinate creditors.

Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $98.0 million at March 31, 2006 (December 31, 2005: $98.4 million) in support of policy liabilities of $73.8 million at this same date (December 31, 2005: $83.3 million). At March 31, 2006, these amounts included $73.2 million (December 31, 2005: $74.3 million) from an affiliated reinsurer which related to policy liabilities of $50.3 million (December 31, 2005: $61.6 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of May 11, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds 70% of the issued and outstanding common shares and the Special Share.

A Long-Term Incentive Plan was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests at the end of a three-year performance cycle. The actual award varies based on a performance target driven by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period.

The estimate at March 31, 2006 was 176,866 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the actual award, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base.

Liquidity

Net cash used in operations was $101.1 million in Q1 06 compared to $125.8 million in Q1 05. Our total cash and cash equivalents were $577.6 million at March 31, 2006. The company entered into an agreement during the quarter to sell certain office buildings and to lease back these buildings for a term of 20 years. The proceeds of this transaction increased cash by $29.8 million.

No significant capital expenditures are currently planned.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at March 31, 2006.

Our outstanding debt of $127.0 million, owed to an affiliate, matures in August 2006.

Capital

The Company has sufficient capital to support business growth with our insurance subsidiaries having capital of $650.9 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at March 31, 2006 (December 31, 2005: $718.0 million). The decrease in the MCT is primarily due to the decrease in net unrealized gains. Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results, and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES								
(in millions of dollars)		ING Insurance	Nordic Insurance	ING Novex Ins	Belair Insurance	Allianz Insurance	Trafalgar Insurance	Total
At March 2006								
Total capital available	[a]	999.7	646.7	43.5	243.3	329.3	53.1	2,315.6
Total capital required	[b]	556.2	268.1	13.5	78.7	175.3	18.0	1,109.8
Excess capital	[a] – [b]	443.5	378.6	30.0	164.6	154.0	35.1	1,205.8
MCT %	[a] / [b]	179.7%	241.2%	323.6%	309.3%	187.9%	294.5%	208.7%
Excess at 150%		165.4	244.5	23.3	125.2	66.4	26.1	650.9
At December 2005								
Total capital available	[a]	1,028.7	654.9	43.0	233.4	342.1	51.9	2,354.0
Total capital required	[b]	546.6	248.2	14.2	82.6	181.6	17.4	1,090.6
Excess capital	[a] – [b]	482.1	406.7	28.7	150.8	160.5	34.5	1,263.3
MCT %	[a] / [b]	188.2%	263.9%	302.2%	282.6%	188.4%	298.5%	215.8%
Excess at 150%		208.8	282.6	21.6	109.5	69.7	25.8	718.0

The total amount of dividends available for payment from our subsidiaries during 2006 is $405.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 25 cents per common share for a total amount of $33.4 million, which was paid on March 31, 2006 to shareholders of record on March 15, 2006.

In September 2005, ING Canada filed a short-form base shelf prospectus allowing the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period. No debt, preferred, or common shares have been issued under this prospectus.

ING Canada's insurance subsidiaries have a financial strength and long-term counterparty credit rating of A+ from Standard & Poor's. The ING Canada group of companies enjoy a financial strength rating of A+ from A.M. Best and ING Canada Inc. holds a senior unsecured debt rating of A (low) from Dominion Bond Rating Service.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of (1) management and advisory services provided by ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provide additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 36 to 38 of our 2005 Annual Report. These risks remain the same in 2006.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 38 to 40 of our 2005 Annual Report. There are no new critical accounting estimates or assumptions. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal insurance and commercial insurance segments, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Accounting Policies Update

Derivative financial instruments are used for risk management purposes. Their usage was expanded in 2006. The Company uses currency swaps and forwards, and total return swaps. These are held to mitigate foreign exchange and market risks. Interest rate futures and options are also now held for trading purposes.

Going forward, the Company is now applying hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

(iii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

Recent Developments

On April 1, 2006, ING Canada acquired Grey Power Insurance Brokers Inc. (GPIBI) of Stouffville, Ontario. With approximately $68.0 million in annual premiums, GPIBI is the largest member in the Grey Power network, accounting for about 50% of its business volume. The Grey Power network is dedicated to serving the home, automobile and travel insurance needs of those 50 years of age and older. The Grey Power network consists of eight separate brokerages with a total of 14 offices in Alberta, Ontario and Nova Scotia. Grey Power insurance products are underwritten by the Trafalgar Insurance Company of Canada, which ING Canada acquired as part of its acquisition of Allianz Canada in 2004. With its acquisition of GPIBI, ING Canada now owns four of the eight Grey Power brokerages.

On April 1, 2006, Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada, both insurance subsidiaries of ING Canada, amalgamated under the name of The Nordic Insurance Company of Canada. The companies had previously announced their intention to amalgamate on February 20, 2006.

The amalgamation of the two companies is part of ING Canada's integration of Allianz Canada and it is not expected to impact customers or brokers. Since the acquisition, customers of Allianz Insurance Company of Canada have been offered insurance and have had their claims serviced by ING Canada's insurance companies, and this will continue to be the case.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

August 10, 2006

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this report, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry over the coming twelve months.

- **Lower industry growth rates but still strong underwriting profits:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.

- **Stable claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost increases:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the

foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net Income

Net income for the three months ended June 30, 2006, was $205.9 million, down $17.7 million, or 7.9%, from $223.6 million for the three months ended June 30, 2005. Net income for the six months ended June 30, 2006, was $391.8 million, an increase of $9.7 million, or 2.5%, from $382.1 million for the six months ended June 30, 2005.

Results were driven by continued favourable claims experience and investment results.

- Our combined ratio for the quarter was 82.7% (YTD 06: 87.0%), with strong underwriting performance across all lines of business. Current accident year results, although favourable were $22.8 million below Q2 05 as described under "Underwriting Income" below.

- Investment income for the quarter was $4.3 million higher in Q2 06 versus Q2 05, after excluding the non-recurring interest in 2005 related to the 2001 Portfolio Purchase. Pre-tax realized investment and other gains were $34.8 million in the quarter, down from $46.8 million in Q2 05. These gains consist primarily of $31.6 million equity gains plus other gains of $17.3 million offsetting fixed income losses of $14.2 million as explained under "Revenue" below.

Pre-tax income was $295.7 million in Q2 06, down from $323.7 million in Q2 05, and was $564.1 million YTD 06, up from $552.3 million in YTD 05. The following table presents the major changes in pre-tax income.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
2005 Pre-tax income		$ 323.7		$ 552.3
Prior year claims development	(27.1)		(58.5)	
Current accident year *	(22.8)		(15.5)	
Industry pools	(7.1)		(12.3)	
Catastrophes	42.9		37.2	
Underwriting income		(14.1)		(49.1)
Realized investment and other gains		(12.0)		52.9
Other		(1.9)		8.0
2006 Pre-tax Income		**$ 295.7**		**$ 564.1**

* excludes industry pools and catastrophes

Shareholders' Equity

Shareholders' equity increased by $326.9 million, or 11.3%, to $3,219.5 million at June 30, 2006 from December 31, 2005. This increase reflects YTD 06 net income of $391.8 million less $66.9 million in dividends ($0.50 per share) paid year to date plus a $1.9 million charge for stock-based compensation.

Summary of Results

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our interim consolidated financial statements (unaudited) for the three and six months ended June 30, 2006 and 2005.

(in millions of dollars, except per share data)	**Three months ended June 30**		**Six months ended June 30**	
	2006	**2005**	**2006**	**2005**
Direct premiums written	$ 1,176.2	$ 1,171.4	$ 1,988.7	$ 1,993.4
Total revenue	1,096.7	1,112.3	2,230.5	2,211.2
Underwriting income	165.6	179.8	245.5	294.7
Net income	205.9	223.6	391.8	382.1
Earnings per share				
Basic and diluted	1.54	1.67	2.93	2.86
			As at June 30 2006	**As at December 31 2005**
Cash and cash equivalents			$ 185.6	$ 341.1
Investments			7,029.9	6,721.0
Total assets			10,165.7	9,926.5
Debt outstanding			127.0	127.0
Total shareholders' equity			3,219.5	2,892.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended June 30		**Six months ended June 30**	
	2006	**2005**	**2006**	**2005**
Claims ratio (1)	52.1%	51.6%	55.8%	55.1%
Expense ratio (2)	30.6%	29.6%	31.2%	29.6%
Combined ratio (3)	**82.7%**	**81.2%**	**87.0%**	**84.7%**
			Twelve months ended June 30	
ROE (4)			27.5%	37.8%
ROE of our P&C insurance subsidiaries (5)			33.5%	37.2%

(1) Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Underwriting expenses including commissions, premium taxes and all general and administrative expenses incurred in operating the business during a defined period and expressed as a percentage of net earned premiums for the same period. Components of the expense ratio - commissions, premium taxes and general expenses - are individual ratios expressed as a percentage of net premiums earned. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Trafalgar Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006.

Direct Premiums Written

For the three months ended June 30, 2006, direct premiums written totalled $1,176.2 million, an increase of $21.7 million from Q2 05 after excluding the AGR premiums of $17.0 million for Q2 05. YTD 06 direct premiums written totalled $1,988.7 million, an increase of $27.4 million from YTD 05 after excluding the AGR premiums of $32.2 million YTD 05. The "AGR business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the Allianz acquisition and was subject to a 100% quota-share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company in September 2005.

A key non-GAAP measure of our growth is the number of written insured risks, defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance, excluding commercial auto insurance. The number of written insured risks increased 3.4% in Q2 06 over Q2 05 and increased 2.8% YTD 06 over YTD 05.

Premium growth was lower than the growth in insured risks given lower average premiums largely due to written premium rate reductions in personal automobile insurance averaging 3.9% in Q2 06 and 4.5% in YTD 06.

Revenue

Revenue was $1,096.7 million in the quarter, down $15.6 million, or 1.4% from $1,112.3 million in Q2 05. YTD 06 revenue increased by $19.3 million, or 0.9%, to $2,230.5 million compared to $2,211.2 million YTD 05.

The following table presents the major changes in revenue between Q2 05 and Q2 06.

(in millions of dollars)	Three months ended June 30	Six months ended June 30
Net premiums earned	$ (0.1)	$ (31.2)
Investment segment income	(10.1)	(9.8)
Corporate and other revenue	6.4	7.2
Realized investment and other gains	(11.9)	53.0
(Decrease) increase in revenue	**$ (15.7)**	**$ 19.3**

As the table below indicates, direct earned premiums decreased in Q2 06 by $15.1 million, YTD 06: $30.3 million primarily due to earned rate reductions of 3.0%. Earned premiums from industry pools were flat in Q2 06 compared to Q2 05 but were lower YTD 06 than YTD 05 by $19.8 million due to lower premium from residual market and the Alberta Risk-Sharing Pool. Ceded premiums were lower in Q2 06 than Q2 05 by $14.8 million, YTD 06: $18.9 million due to non-recurring reinstatement premiums related to the 2005 catastrophes and generally lower ceded premiums in 2006 due to increased retention.

The following table presents the major changes in earned premiums between Q2 05 and Q2 06.

(in millions of dollars)	Three months ended June 30	Six months ended June 30
Direct premiums earned	$ (15.1)	$ (30.3)
Pools premiums earned	0.1	(19.8)
Ceded premiums earned	14.8	18.9
Decrease in revenue	**$ (0.1)**	**$ (31.2)**

Pre-tax realized investment and other gains were $34.8 million in Q2 06, down from $46.8 million in Q2 05.

- Equity gains were $31.7 million for the quarter, up from $21.4 million in Q2 05. These gains were a result of our investment strategy which results in regular trading activities in our high dividend yield common share portfolio as discussed below under "Realized Investment and Other Gains".
- Fixed income losses were $14.2 million, compared to gains of $25.3 million in Q2 05. These losses resulted from an environment of higher interest rates which resulted in losses on dispositions of fixed income securities.
- Other gains of $17.3 million represent gains from derivatives, and are described further under "Realized Investment and Other Gains" below.

Pre-tax realized investment and other gains were $142.5 million YTD 06, up from $89.5 million YTD 05. Net unrealized gains of $33.6 million at June 30, 2006 were $270.7 million less than at December 31, 2005. Unrealized gains have decreased as a result of the higher interest rate environment, lower equity markets and the impact of previously realized gains.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred and underwriting expenses including commissions, premium taxes and general expenses) was $165.6 million in Q2 06, down from $179.8 million in Q2 05. The Q2 06 claims ratio of 52.1% is 0.5 percentage point higher than in Q2 05. The expense ratio increased from 29.6% to 30.6%, resulting in a combined ratio of 82.7% for Q2 06, up from 81.2% in Q2 05.

Underwriting income was $245.5 million YTD 06, down $49.2 million from YTD 05. The YTD 06 claims ratio of 55.8% is 0.7 percentage point higher than YTD 05. The expense ratio increased from 29.6% to 31.2%, resulting in a combined ratio of 87.0% for YTD 06, up from 84.7% YTD 05.

The major changes in underwriting income were shown previously in the table under "Overall Performance".

Favourable prior year claims development was $39.4 million in Q2 06, a decrease of $27.1 million from Q2 05. YTD 06 favourable prior year claims development was $76.5 million, $58.5 million less YTD 06 than YTD 05. The Q2 06 and YTD 06 development is consistent with historical levels, but below the exceptional level experienced in 2005.

Current accident year underwriting income, excluding industry pools and catastrophes, decreased by $22.8 million in Q2 06 over Q2 05. This decrease is a net result of slightly improved frequency across all lines of business, except personal auto which experienced a marginal increase, offset by:

- an increase in severity experienced roughly in line with inflation and increase in insured values;
- an increase in the expense ratio of 1.2 percentage points from Q2 05 reflecting $7.7 million of higher marketing expenses and $4.3 million lower fees from the service carrier operated on behalf of Facility Association.

Current accident year underwriting income, excluding industry pools and catastrophes, decreased by $15.5 million in YTD 06 over YTD 05.

Industry pools consist of the so-called "residual market", as well as risk-sharing pools (RSP), in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools, on balance, resulted in underwriting income for the current accident year that was $7.1 million lower in Q2 06 than in Q2 05 and $12.3 million lower in YTD 06 than YTD 05 due to increased losses from the Ontario and Alberta RSP transferred to the Company.

A catastrophe (defined as an event resulting in net claims incurred of at least $5.0 million) occurred in YTD 06 consisting of a winter storm in Quebec in Q1 06 which resulted in $5.3 million of losses, as of June 30, 2006, primarily impacting personal insurance. There were no catastrophes in Q2 06.

Summary of Quarterly Results

(In millions of dollars, except per share data)	2006		2005				2004		
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Direct premiums written	$ 1,176.2	$ 812.5	$ 905.0	$ 1,006.5	$ 1,171.4	$ 821.9	$ 883.0	$ 921.6	$ 1,043.4
Total revenues	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9
Underwriting income	165.6	79.9	126.3	116.7	179.8	114.9	118.4	133.7	174.5
Income before income taxes	295.7	268.4	269.3	269.3	323.6	228.6	229.7	217.1	238.6
Net income	205.9	185.9	196.9	202.8	223.6	158.5	173.1	163.6	172.3
Combined ratio	82.7	91.5	86.9	87.7	81.2	88.1	86.7	83.9	78.9
Earnings per share									
Basic	1.54	1.39	1.47	1.52	1.67	1.19	1.69	1.75	1.84
Diluted	1.54	1.39	1.47	1.52	1.67	1.19	1.67	1.75	1.84
Earnings per adjusted share (1)									
Basic pro forma	1.54	1.39	1.47	1.52	1.67	1.19	1.35	1.27	1.34
Diluted pro forma	1.54	1.39	1.47	1.52	1.67	1.19	1.29	1.22	1.29

(1) To facilitate comparison of performance between quarters, management has calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005. Diluted earnings per adjusted share, another non-GAAP measure, is calculated as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Seasonal Indicator	2005	2004	2003	3-year average
Q1	1.02	1.10	1.06	1.06
Q2	0.94	0.92	0.95	0.94
Q3	1.02	0.98	0.96	0.98
Q4	1.01	1.01	1.04	1.02

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Revenue				
Net premiums earned				
Personal insurance	$ 670.9	$ 665.4	$ 1,325.2	$ 1,341.2
Commercial insurance	284.8	290.4	567.4	582.6
Total net premiums earned	955.7	955.8	1,892.6	1,923.8
Investments	80.8	90.9	154.9	164.7
Total P&C insurance	$ 1,036.5	$ 1,046.7	$ 2,047.5	$ 2,088.5
Corporate and other	25.4	18.9	40.5	33.2
Realized investment and other gains	34.8	46.7	142.5	89.5
Total revenue	$ 1,096.7	$ 1,112.3	$ 2,230.5	$ 2,211.2
Income before income taxes				
Underwriting income				
Personal insurance	$ 101.4	$ 114.9	$ 141.4	$ 195.3
Commercial insurance	64.2	64.9	104.2	99.4
Total underwriting income	165.6	179.8	245.6	294.7
Investments	74.9	85.2	143.2	153.4
Total P&C insurance	$ 240.6	$ 265.0	$ 388.8	$ 448.1
Corporate and other	20.3	11.9	32.9	14.7
Realized investment and other gains	34.8	46.7	142.5	89.5
Total income before income taxes	$ 295.7	$ 323.6	$ 564.1	$ 552.3

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Direct premiums written				
Personal automobile	$ 593.5	$ 572.8	$ 989.1	$ 960.7
Personal property	241.7	223.6	396.4	370.8
Total direct premiums written	**$ 835.2**	**$ 796.4**	**$ 1,385.5**	**$ 1,331.5**
Net premiums earned	$ 670.9	$ 665.4	$ 1,325.2	$ 1,341.2
Expenses				
Claims and loss adjustment expenses	374.3	366.6	789.3	772.9
Commissions	109.7	107.7	223.0	219.1
Premium taxes	23.0	23.0	45.1	46.1
General expenses	62.5	53.2	126.4	107.8
Total expenses	569.5	550.5	1,183.8	1,145.9
Underwriting income	**$ 101.4**	**$ 114.9**	**$ 141.4**	**$ 195.3**
Ratios				
Claims ratio	55.8%	55.1%	59.6%	57.6%
Commissions ratio	16.4%	16.2%	16.8%	16.4%
Premium taxes ratio	3.4%	3.4%	3.4%	3.4%
General expense ratio	9.3%	8.0%	9.5%	8.0%
Combined ratio	**84.9%**	**82.7%**	**89.3%**	**85.4%**

Direct Premiums Written

Direct premiums written increased by $38.8 million, or 4.9%, in Q2 06 over Q2 05 (YTD 06: $54.0 million, or 4.1%). This includes written premiums from industry automobile pools which increased by $5.6 million in Q2 06 over Q2 05 (YTD 06: $11.0 million).

The number of written insured risks for personal property increased by 3.2% in Q2 06 over Q2 05 (YTD 06: 2.7%) while the number of written insured risks for personal auto increased by 3.9% in Q2 06 over Q2 05 (YTD 06: 3.4%). The total number of written insured risks in personal insurance increased by 3.7% in Q2 06 over Q2 05 (YTD 06: 3.2%).

Net Premiums Earned

Net premiums earned increased by $5.5 million, or 0.8%, in Q2 06 over Q2 05 (YTD 06: 1.2% decrease). The year to date figure reflects lower year-over-year earned premiums from industry automobile pools which reduced premiums by $19.8 million in YTD 06 relative to YTD 05. Premium rate reductions for

personal automobile also impacted net premiums earned for this line of business for the quarter by 5.5% (YTD 06: 5.9%).

Underwriting Income

Underwriting income from personal automobile and property in total decreased by $13.5 million in Q2 06 over Q2 05 (YTD 06: $53.9 million) as the combined ratio increased by 2.2 percentage points (YTD 06: 3.9 percentage points). The change in prior year claims development contributed to the decrease in personal insurance underwriting income in the current quarter as well as higher losses from industry pools, both of which offset the absence of catastrophes. Favourable prior year claims development, although in line with historical results at $29.2 million, was down from $55.0 million in Q2 05 (YTD 06: $54.0 million, down from $109.7 million).

Underwriting income from personal property increased by $54.2 million in Q2 06 (YTD 06: $50.7 million) on a decrease in the combined ratio of 29.0 percentage points (YTD 06: 13.4 percentage points decrease). Q2 05 results reflected claims from catastrophe storms in Southern Alberta, as well as claims due to heavy rain across Canada in Q2 05. By contrast, Q2 06 experienced no catastrophes. Underwriting income from personal automobile decreased by $67.7 million in the second quarter on an increase in the combined ratio of 13.8 percentage points (YTD 06: $104.6 million on an increase of 10.3 percentage points). The decline in underwriting income from personal automobile in the quarter reflects a reduction of prior year claims development of $26.8 million in Q2 06 compared to Q2 05, and by $48.5 million in YTD 06 compared to YTD 05, as well as earned premium rate reductions and increases in severity for the current accident year.

The current accident year loss ratio in personal insurance, excluding catastrophes for Q2 06 is 2.0 percentage points higher than that of Q2 05, primarily because of earned premium rate reductions. The current accident year loss ratio is defined as claims and loss adjustment expenses incurred for only the current year excluding all other claims and loss adjustment expenses incurred during the calendar year expressed as a percentage of net premium earned.

Our personal insurance expense ratio was 29.1% in Q2 06 compared to 27.7% in Q2 05 (YTD 06: 29.8% compared to 27.8%). The commission ratio was 16.4% in Q2 06, a decrease of 0.2 percentage point (YTD 06: 16.8%, an increase of 0.4 percentage point). The general expense ratio increased by 1.3 percentage points to 9.3% in Q2 06 (YTD 06: increase of 1.5 percentage points to 9.5%).

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Direct premiums written				
Commercial automobile	$ 102.5	$ 101.6	$ 170.7	$ 172.2
Commercial other	238.5	273.5	432.5	489.7
Total direct premiums written	**$ 341.0**	**$ 375.1**	**$ 603.2**	**$ 661.9**
Net premiums earned	$ 284.8	$ 290.4	$ 567.4	$ 582.6
Expenses				
Claims and loss adjustment expenses	123.6	127.1	266.0	287.6
Commissions	57.6	61.0	119.6	121.6
Premium taxes	10.1	10.7	20.2	21.4
General expenses	29.3	26.7	57.4	52.6
Total expenses	220.6	225.5	463.2	483.2
Underwriting income	**$ 64.2**	**$ 64.9**	**$ 104.2**	**$ 99.4**
Ratios				
Claims ratio	43.4%	43.8%	46.9%	49.4%
Commissions ratio	20.2%	21.0%	21.1%	20.8%
Premium taxes ratio	3.6%	3.7%	3.5%	3.7%
General expense ratio	10.3%	9.2%	10.1%	9.0%
Combined ratio	**77.5%**	**77.7%**	**81.6%**	**82.9%**

Direct Premiums Written

Direct premiums written decreased by $17.0 million, or 4.8%, in Q2 06 over Q2 05 after excluding the AGR business of $17.0 million (YTD 06: $26.5 million decrease, or 4.2%, after excluding AGR of $32.2 million). The number of written insured risks increased 0.9% from Q2 05 (YTD 06: 0.3% decrease).

Net Premiums Earned

Net premiums earned decreased by $5.6 million, or 1.9%, in Q2 06 over Q2 05 (YTD 06: decrease of $15.2 million, or 2.6%).

Underwriting Income

Underwriting income from commercial insurance decreased $0.7 million in Q2 06 over Q2 05 despite a 0.2 percentage point improvement in the combined ratio (YTD 06: $4.8 million increase due to 1.3 percentage points improvement) due to a decrease in net earned premium. The current accident year loss ratio, excluding catastrophes, for Q2 06 is 1.4 percentage points higher than that of Q2 05 due primarily to

commercial auto, which experienced higher severity compared to Q2 05. The current accident year loss ratio for YTD 06 is 1.9 percentage points lower than YTD 05.

Our commercial insurance expense ratio was 10.3% in Q2 06 compared to 9.2% in Q2 05 (YTD 06: 10.1%, up from 9.0%) and the commission ratio decreased to 20.2% in Q2 06 from 21.0% in Q2 05 (YTD 06: 21.1%, up from 20.8%).

Personal and Commercial Insurance

For convenience, the following table presents the direct premiums written and underwriting income of both the personal and commercial insurance segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written				
Automobile	$ 696.0	$ 674.3	$ 1,159.8	$ 1,132.9
Personal property and commercial other	480.2	497.1	828.9	860.5
Total direct premiums written	**$ 1,176.2**	**$ 1,171.4**	**$ 1,988.7**	**$ 1,993.4**
Net premiums earned	$ 955.7	$ 955.8	$ 1,892.6	$ 1,923.8
Expenses				
Claims and loss adjustment expenses	497.9	493.6	1,055.3	1,060.5
Commissions	167.3	168.9	342.7	340.7
Premium taxes	33.2	33.7	65.3	67.5
General expenses	91.7	79.9	183.8	160.4
Total expenses	790.1	776.1	1,647.1	1,629.1
Underwriting income	**$ 165.6**	**$ 179.7**	**$ 245.5**	**$ 294.7**
Ratios				
Claims ratio	52.1%	51.6%	55.8%	55.1%
Commissions ratio	17.5%	17.7%	18.1%	17.7%
Premium taxes ratio	3.5%	3.5%	3.4%	3.5%
General expense ratio	9.6%	8.4%	9.7%	8.4%
Combined ratio	**82.7%**	**81.2%**	**87.0%**	**84.7%**

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Interest income	$ 43.5	$ 61.0	$ 86.4	$ 109.9
Dividend income	37.5	30.1	70.5	55.9
Other	(0.3)	(0.2)	(2.0)	(1.1)
Investment income from P&C subsidiaries	**$ 80.7**	**$ 90.9**	**$ 154.9**	**$ 164.7**
Investment expenses	(5.8)	(5.7)	(11.7)	(11.3)
Investment income from P&C subsidiaries after investment expenses	**$ 74.9**	**$ 85.2**	**$ 143.2**	**$ 153.4**

Investment income increased $4.3 million in Q2 06 over Q2 05 (YTD 06: $4.7 million) after excluding the non-recurring interest in 2005 of $14.5 million related to the 2001 Portfolio Purchase.

Average pre-tax yield on invested assets was 5.1% for Q2 06 compared to 5.0% Q2 05 (YTD 06: 4.9%, compared to YTD 05: 4.9%). The yield for the quarter and YTD 06 was helped by higher dividend income from our common and preferred share portfolios.

Investment expenses totalled $5.8 million in Q2 06, up slightly from Q2 05 (YTD 06: $11.7 million, up slightly from $11.3 million YTD 05). These expenses are primarily asset management charges paid to our in-house investment operations, with an equivalent amount reported as a negative expense in the corporate and other segment; both entries are eliminated on consolidation of the financial statements.

Our investment income segment and the above analysis only includes income on investments in our P&C subsidiaries. Income on investments at the holding company is included in the corporate and other segment.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Investment income	$ 9.4	$ 4.6	$ 16.4	$ 7.2
Commission and advisory fees	15.9	14.3	24.1	26.0
Revenue	25.3	18.9	40.5	33.2
Commissions	(12.4)	(5.6)	(24.4)	(8.9)
General expenses	15.4	10.6	28.0	23.4
Interest on debt	2.0	2.0	4.0	4.0
Expenses	5.0	7.0	7.6	18.5
Income before income taxes	**$ 20.3**	**$ 11.9**	**$ 32.9**	**$ 14.7**

Corporate and other revenue increased $6.4 million in Q2 06 over Q2 05 (YTD 06: $7.3 million), due to increased investment income of $4.8 million (YTD 06: $9.2 million) resulting primarily from higher interest income on larger cash balances in the holding company, offset by lower mutual fund advisory fees.

Commissions expense is negative due to the inter-company eliminations of commissions paid by our insurance companies to our brokerage companies. Our recent acquisition of Grey Power contributed $2.5 million in Q2 06 to income before income taxes.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended June 30		Six months ended June 30	
	2006	2005	2006	2005
Realized investment and other gains				
Fixed income	$ (14.2)	$ 25.3	$ 13.0	$ 36.2
Equities	31.7	21.4	107.2	52.4
Other	17.3	0.0	22.3	0.9
Total	**$ 34.8**	**$ 46.7**	**$ 142.5**	**$ 89.5**
After-tax total	$ 23.4	$ 31.4	$ 95.4	$ 61.3

Realized investment and other gains decreased $11.9 million in Q2 06 over Q2 05 (YTD 06: $53.0 million increase). The fixed income losses were a result of a higher interest rate environment. Total common equity exposure increased 6.4 percentage points from 15.9% at Q2 05 to 22.3% at Q2 06, including an increase in the high dividend common share portfolio from 11.9% to 17.5%. Other gains of $17.3 million in Q2 06 (YTD 06: $22.3 million) are primarily due to gains on interest related and total return derivatives. These

derivatives are marked to market through the income statement while the associated investments are carried at cost. The gains on the total return derivatives were $10.8 million, and the associated investments have an unrealized loss of $11.9 million.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at June 30, 2006, premium receivables from brokers stood at $151.6 million and $1,170.5 million from policyholders. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders.

Other receivables comprised $225.5 million (December 31, 2005: $195.0 million) from the Facility Association and other industry pools, $32.3 million (December 31, 2005: $31.3 million) from other insurers and $45.2 million (December 31, 2005: $43.2 million) from other.

Investments

The book value of cash and cash equivalents and investments increased by $153.4 million, or 2.2%, to $7.2 billion at June 30, 2006, compared to December 31, 2005.

The following table presents our cash and invested assets as at June 30, 2006 and December 31, 2005.

(in millions of dollars)	As at June 30, 2006			As at December 31, 2005		
	Book value (BV)	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 185.6	2.6%	$ 185.6	$ 341.1	4.8%	$ 341.1
Short-term notes	769.2	10.7%	769.2	440.4	6.2%	440.4
Fixed income securities	3,114.2	43.1%	3,071.9	3,520.8	49.9%	3,595.8
Commercial mortgages	68.2	1.0%	69.6	70.4	1.0%	73.1
Preferred shares	1,344.0	18.6%	1,373.3	1,257.3	17.8%	1,319.9
Common shares	1,565.3	21.7%	1,610.5	1,266.5	17.9%	1,430.4
Other investments	169.0	2.3%	169.0	165.6	2.4%	165.6
Total Investments and cash	$ 7,215.5	100.0%	$ 7,249.1	$ 7,062.1	100.0%	$ 7,366.3

Our investment objectives remain generally consistent with the objectives presented in the 2005 Annual Information Form. The Company uses derivative financial instruments for hedging purposes, and for the purpose of modifying the risk profile of the investment portfolio, as long as the resulting exposures are within the investment policy guidelines. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into total return swap transactions, investing in investment grade international bonds and using other derivatives to support the management of our fixed-income portfolio.

As at June 30, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately, $36.9 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at June 30, 2006, compared to $16.1 million as at December 31, 2005.

Other investments consist of loans to brokers with a book value of $153.6 million as at June 30, 2006 ($151.4 million as at December 31, 2005), and investments in brokerages with a book value of $15.3 million as at June 30, 2006 ($14.2 million as at December 31, 2005). In addition, there are long-term investments related to investment in brokers which are equity accounted for $43.6 million as at June 30, 2006 ($41.6 million as at December 31, 2005).

Unpaid Claims and Loss Adjustment Expenses

Unpaid claims and loss adjustment expenses, net of reinsurers' share ("claim liabilities") decreased by $17.6 million during the first six months of 2006 to $3,473.4 million at June 30, 2006.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than previously anticipated.

Claims Development

The favourable claims development of all prior accident years during the first half of 2006 was $76.5 million, or 2.2%, (Q2 06: $39.5 million) compared to $135.0 million YTD 05 (Q2 05: $66.6 million) with every accident year being favourable except 2000 and 1999. This development came mainly from automobile insurance in the amount of $68.8 million, including $2.7 million from assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. The remaining favourable development came from commercial other in the amount of $19.2 million. Conversely, we experienced $11.5 million of unfavourable development in personal property.

The following table shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to June 30, 2006. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
	2005	2004	2003	2002	2001	2000	1999	1998	1997	1996 & prior
Reserve originally estimated	$1,118.8	$1,117.7	$973.2	$838.6	$729.0	$655.5	$587.0	$548.1	$557.2	$1,121.2
Reserve re-estimated as of *										
One year later	$1,098.0	$ 977.2	$908.4	$848.3	$790.4	$655.4	$580.6	$524.5	$433.9	$1,069.6
Two years later		949.0	818.3	848.2	804.2	696.2	607.9	525.7	417.1	1,097.8
Three years later			810.3	834.7	803.2	712.0	637.2	521.1	431.5	1,078.5
Four years later				829.7	791.5	705.1	642.8	535.6	431.9	1,037.9
Five years later					786.5	694.7	644.3	537.0	430.9	1,028.0
Six years later						693.2	630.1	534.4	436.3	1,028.7
Seven years later							629.8	541.3	434.6	1,027.2
Eight years later								539.6	433.5	1,032.4
Nine years later									430.7	1,029.5
Ten years later										1,026.2
Cumulative deficiency (redundancy)	(20.8)	(168.8)	(162.9)	(9.0)	57.6	37.7	42.8	(8.4)	(126.5)	(95.1)
	(1.9)%	(15.1)%	(16.7)%	(1.1)%	7.9%	5.8%	7.3%	(1.5)%	(22.7)%	(8.5)%
Development during Q2 of $(39.5) million	**$(11.8)**	**$(17.3)**	**$(5.0)**	**$(0.8)**	**$(2.3)**	**$1.9**	**$1.2**	**$(1.4)**	**$(1.6)**	**$(2.2)**
	(1.1)%	**(1.6)%**	**(0.5)%**	**(0.1)%**	**(0.3)%**	**0.3%**	**0.2%**	**(0.3)%**	**(0.3)%**	**(0.2)%**
Development during 2006 of $(76.5) million	**$(20.8)**	**$(28.2)**	**$(8.0)**	**$(5.0)**	**$(5.0)**	**$(1.5)**	**$(0.3)**	**$(1.6)**	**$(2.8)**	**$(3.4)**
	(1.9)%	**(2.5)%**	**(0.8)%**	**(0.6)%**	**(0.7)%**	**(0.2)%**	**(0.1)%**	**(0.3)%**	**(0.5)%**	**(0.3)%**
*last diagonal as of June 2006										

Cumulatively, we have experienced favourable development for accident years 2005, 2004, 2003, 2002, 1998, 1997, 1996 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was mainly caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Reinsurance

Policy liabilities ceded to reinsurers were $300.9 million at June 30, 2006 and $347.8 million at December 31, 2005. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. At June 30, 2006, 14.5% (December 31, 2005: 17.7%) of the reinsured policy liabilities were to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements.

In 2006, for multi-risk events or catastrophes, our retention is $25.0 million with a reinsurance coverage limit of $1.25 billion. We retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the

exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million. For 2005, our retention was $17.5 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $25.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (June 30, 2006: $233.8 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and policy liabilities take priority over the reinsurer's subordinate creditors.

Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $92.8 million at June 30, 2006 (December 31, 2005: $98.4 million) in support of policy liabilities of $67.1 million at this same date (December 31, 2005: $83.3 million). At June 30, 2006, these amounts included $72.2 million (December 31, 2005: $74.3 million) from an affiliated reinsurer which related to policy liabilities of $43.6 million (December 31, 2005: $61.6 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of August 10, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds approximately 70% of the issued and outstanding common shares and the Special Share.

A Long-Term Incentive Plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests at the end of a three-year performance cycle. The actual award varies based on a performance target driven by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate at June 30, 2006 was 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the actual award, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

Effective July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The shares are bought on the market by an independent broker on the last business day of each month and are held by a custodian on behalf of the employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base.

Liquidity

Net cash provided by operating activities was $232.1 million in Q2 06 compared to $401.5 million in Q2 05 (YTD 06: $130.9 million; YTD 05: $275.8 million). Our total cash and cash equivalents were $185.6 million at June 30, 2006.

No significant capital expenditures are currently planned.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at June 30, 2006.

Our outstanding debt of $127.0 million, owed to an affiliate, matures on August 27, 2006 and will be paid with available cash.

Capital

The Company has sufficient capital to support business growth with our insurance subsidiaries having capital of $552.0 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at June 30, 2006 (December 31, 2005: $718.0 million). The decrease in the MCT is primarily due to the decrease in net unrealized gains. Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results, and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES							
(in millions of dollars)		ING Insurance	Nordic Insurance *	ING Novex Ins	Belair Insurance	Trafalgar Insurance	Total
At June 2006							
Total capital available	[a]	$ 974.0	$ 958.6	$ 44.5	$ 249.2	$ 54.3	$ 2,280.6
Total capital required	[b]	575.5	454.9	18.5	84.9	18.6	1,152.4
Excess capital	[a] – [b]	$ 398.5	$ 503.7	$ 26.0	$ 164.3	$ 35.8	$ 1,128.2
MCT %	[a] / [b]	169.3%	210.7%	240.0%	293.4%	292.7%	197.9%
Excess at 150%		$ 110.8	$ 276.3	$ 16.7	$ 121.8	$ 26.5	$ 552.0
At December 2005							
Total capital available	[a]	$ 1,028.7	$ 997.0	$ 43.0	$ 233.4	$ 51.9	$ 2,354.0
Total capital required	[b]	546.6	429.8	14.2	82.6	17.4	1,090.6
Excess capital	[a] – [b]	$ 482.1	$ 567.2	$ 28.7	$ 150.8	$ 34.5	$ 1,263.3
MCT %	[a] / [b]	188.2%	232.0%	302.2%	282.6%	298.5%	215.8%
Excess at 150%		$ 208.8	$ 352.3	$ 21.6	$ 109.5	$ 25.8	$ 718.0

* Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006 and have been presented as if the amalgamation had occurred on January 1, 2005.

The total amount of dividends available for payment from our subsidiaries during 2006 is $246.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 25 cents per common share for a total amount of $33.4 million, which was paid on March 31, 2006 to shareholders of record on March 15, 2006 and on June 30, 2006 to shareholders of record on June 15, 2006.

In September 2005, ING Canada filed a short-form base shelf prospectus allowing the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period. No debt, preferred, or common shares have been issued under this prospectus.

ING Canada's insurance subsidiaries have a financial strength and long-term counterparty credit rating of A+ from Standard & Poor's. The ING Canada group of companies enjoy a financial strength rating of A+ from A.M. Best and ING Canada Inc. holds a senior unsecured debt rating of A (low) from Dominion Bond Rating Service.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of (1) management and advisory services provided by ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provides additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 36 to 38 of our 2005 Annual Report. These risks remain the same in 2006.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 38 to 40 of our 2005 Annual Report. There are no new critical accounting estimates or assumptions. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal insurance and commercial insurance segments, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Accounting Policies Update

The usage of derivative financial instruments was expanded in 2006. Derivative financial instruments are used for risk management and for trading purposes. The Company uses currency swaps and forwards, and total return swaps to mitigate foreign exchange and market risks. Interest rate futures, options and swaps, and total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

Recent Developments

There have been no notable developments subsequent to June 30, 2006.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS

November 9, 2006

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our interim consolidated financial statements (unaudited) and accompanying notes at the end of this report, as well as the management's discussion and analysis and the consolidated financial statements in the Company's 2005 Annual Report to Shareholders.

The Company uses both generally accepted accounting principles (GAAP) and certain non-GAAP measures to assess performance. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are unlikely to be comparable to any similar measures presented by other companies. ING Canada analyzes performance based on underwriting ratios such as combined, expense and loss ratios. These terms are defined in the glossary of terms found on the Investor Relations section of our web site at www.ingcanada.com and appear with a footnote description whenever the term first appears in the management's discussion and analysis.

This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from these forward-looking statements as a result of various factors, including those discussed below or in our Annual Information Form. Certain totals, subtotals and percentages may not agree due to rounding. Additional information about ING Canada, including the Annual Information Form, may be found online on SEDAR at www.sedar.com.

Current Outlook

Several key factors will affect the property and casualty ("P&C") insurance industry over the coming twelve months.

- **Industry growth and underwriting income:** We expect the industry's top-line growth rate to be below historical levels, and underwriting results should exceed historical returns.

- **Claims costs in automobile insurance:** Automobile insurance reforms adopted by various provinces have continued to be effective at containing and stabilizing claims costs. Furthermore, automobile claims frequency remains low and we believe frequency will either increase or continued low frequency will lead to premium reductions. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be key performance drivers.

- **Commercial insurance competition:** Commercial insurance continues to be competitive: prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting and committed to superior service to our brokers and commercial customers.

- **Non-residential construction cost:** Non-residential construction cost increases are putting pressure on commercial insurance underwriting margins. We continue working with our brokers to ensure that our commercial customers retain sufficient coverage.

ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net income for the three months ended September 30, 2006, was $156.8 million, down 22.7% from last year's level. The two largest contributors to this decrease were lower realized investment and other gains and lower prior year claims development. Direct premiums written totalled $1,038.1 million, an increase of 4.9%, after excluding industry pools and AGR premiums. This increase was driven by a 4.0% increase in the number of written insured risks.

Net Income

Net income for the three months ended September 30, 2006, was $156.8 million, down $46.0 million, or 22.7%, from $202.8 million for the three months ended September 30, 2005. Net income for the nine months ended September 30, 2006, was $548.7 million, a decrease of $36.2 million, or 6.2%, from $584.9 million for the nine months ended September 30, 2005.

Quarterly results were driven by lower underwriting income and lower realized investment gains. Underwriting results were fairly strong for the quarter, although less favourable than last year's level.

- Our combined ratio for the quarter was 89.9% (YTD 06: 88.0%). While personal property suffered as a result of heavy storms activity (combined ratio of 107.3%), the remaining lines of business performed strongly, with combined ratios ranging from 84.6% to 88.0%. Favourable prior year claims development, although above historical levels, was $24.5 million below Q3 05.

- Pre-tax realized investment and other gains were $35.8 million in the quarter, down from $66.8 million in Q3 05. Fixed income gains dropped $17.8 million from Q3 05, reflective of market conditions, and other gains dropped $18.6 million, as explained in "Realized Investment and Other Gains" below.

- Q3 06 to Q3 05 comparisons are also affected by a one-time favourable tax item in Q3 05 that improved results by $9.8 million in the prior period due to the recovery of a tax asset not previously recorded.

Pre-tax income was $218.7 million in Q3 06, down from $269.4 million in Q3 05, and was $782.8 million YTD 06, down from $821.6 million in YTD 05. The following table presents the major changes in pre-tax income.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
2005 Pre-tax income		$ 269.4		$ 821.6
Prior year claims development	(24.5)		(83.0)	
Current accident year *	0.3		(28.2)	
Facility Association residual market	(4.9)		(4.2)	
Catastrophes	8.3		45.5	
Underwriting income		(20.8)		(69.9)
Realized investment and other gains		(31.0)		21.9
Other		1.1		9.2
2006 Pre-tax income		**$ 218.7**		**$ 782.8**

* excludes Facility Association residual market and catastrophes

Shareholders' Equity

Shareholders' equity increased by $451.4 million, or 15.6%, to $3,344.0 million at September 30, 2006 from December 31, 2005. This increase reflects YTD 06 net income of $548.7 million less $100.3 million in dividends ($0.75 per share) paid year to date plus a $3.0 million charge for stock-based compensation.

Summary of Results

The financial data in the following tables was prepared using Canadian generally accepted accounting principles (GAAP) and is taken from our interim consolidated financial statements (unaudited) for the three and nine months ended September 30, 2006 and 2005.

(in millions of dollars, except per share data)	Three months ended September 30		Nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written	$ 1,038.1	$ 1,006.5	$ 3,026.8	$ 2,999.9
Total revenue	1,080.2	1,123.3	3,310.6	3,334.5
Underwriting income	95.9	116.7	341.5	411.4
Net income	156.8	202.8	548.7	584.9
Earnings per share				
Basic and diluted	1.17	1.52	4.10	4.38
			As at September 30	**As at December 31**
			2006	**2005**
Cash and cash equivalents			$ 12.8	$ 341.1
Investments			7,263.8	6,721.0
Total assets			10,280.9	9,926.5
Debt outstanding			-	127.0
Total shareholders' equity			3,344.0	2,892.6

The following table shows selected non-GAAP financial ratios and return on equity (ROE) data.

	Three months ended September 30		Nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Claims ratio (1)	60.4%	58.8%	57.3%	56.4%
Expense ratio (2)	29.5%	28.9%	30.7%	29.3%
Combined ratio (3)	**89.9%**	**87.7%**	**88.0%**	**85.7%**
			Twelve months ended September 30	
ROE (4)			24.6%	36.5%
ROE of our P&C insurance subsidiaries (5)			30.8%	35.2%

(1) Claims and loss adjustment expenses incurred, net of reinsurance, during a defined period and expressed as a percentage of net premiums earned for the same period. The financial numbers are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(2) Underwriting expenses including commissions, premium taxes and all general and administrative expenses incurred in operating the business during a defined period and expressed as a percentage of net premiums earned for the same period. Components of the expense ratio - commissions, premium taxes and general expenses - are individual ratios expressed as a percentage of net premiums earned. The financial numbers used to determine these ratios are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(3) The sum of the claims ratio and the expense ratio. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable result. The financial numbers that comprise the ratio are determined in accordance with GAAP but the ratio is a non-GAAP measure.

(4) Return on equity is a non-GAAP measure which represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP.

(5) Return on equity of our P&C insurance subsidiaries is a non-GAAP measure which represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Net income and shareholders' equity are determined in accordance with GAAP. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, Trafalgar Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006.

Direct Premiums Written

Direct premiums written increased by $49.8 million, or 4.9%, in Q3 06 over Q3 05 ($65.7 million, or 2.2%, for YTD 06 over YTD 05) after excluding the AGR[1] premiums of ($12.2) million for Q3 05 and $20.0 million for YTD 05 and decreases in premiums from industry pools of $30.4 million in the quarter and $18.8 million for the year to date. Including AGR and industry pool premiums, direct premiums written increased by $31.6 million, or 3.1%, in Q3 06 over Q3 05 and $26.9 million, or 0.9%, for YTD 06 over YTD 05.

A key non-GAAP measure of our growth is the number of written insured risks, defined as the number of vehicles in automobile insurance, the number of premises in personal property insurance and the number of policies in commercial insurance, excluding commercial auto insurance. The number of written insured risks increased 4.0% in Q3 06 over Q3 05 and 3.2% YTD 06 over YTD 05.

Premiums from industry pools were lower in Q3 06 compared to Q3 05 by $30.4 million ($18.8 million for YTD 06 compared to YTD 05). Of this decrease, $21.6 million is due to lower premiums from Facility Association residual market primarily due to market share adjustments of approximately $18.0 million. Net transfers from the Risk Sharing Pool account for the remainder of the drop in industry pool premiums.

---

[1] The "AGR business", related to insurance coverage of industrial risks for large Canadian companies and multi-national clients of Allianz AG, was not part of the Allianz acquisition and was subject to a 100% quota-share agreement with Allianz Global Risks Rüchversicherungs AG pending the re-transfer of this business to the Canadian branch of Allianz Global Risks US Insurance Company in September 2005. At the time of the transfer, ING Canada paid a reinsurance premium to AGR due to transfer of the unearned premiums, hence there was a net premium credit, or negative AGR premium in Q3 05.

Revenue

Revenue was $1,080.2 million in the quarter, down $43.1 million, or 3.8% from $1,123.3 million in Q3 05. YTD 06 revenue decreased by $23.9 million, or 0.7%, to $3,310.6 million compared to $3,334.5 million YTD 05.

The following table presents the major changes in revenue between 2006 and 2005.

(in millions of dollars)	Three months ended September 30	Nine months ended September 30
Net premiums earned	$ (0.5)	$ (31.8)
Investment segment income	(6.9)	(16.6)
Corporate and other revenue	(4.7)	2.6
Realized investment and other gains	(31.0)	21.9
Decrease in revenue	**$ (43.1)**	**$ (23.9)**

As the table below indicates, direct premiums earned increased in Q3 06 by $7.0 million, but decreased for YTD 06 by $23.3 million. Earned premium growth was impacted by earned rate reductions of 2.7% for the quarter, and 3.0% YTD. Earned premiums from industry pools were down $17.5 million in Q3 06 compared to Q3 05, and $37.4 million lower YTD 06 than YTD 05 due to lower premiums from the residual market and the Alberta Risk-Sharing Pool. Ceded premiums earned were lower in Q3 06 than Q3 05 by $10.0 million, (YTD 06: $28.9 million) due to non-recurring reinstatement premiums related to the 2005 catastrophes and generally lower ceded premiums in 2006 due to increased retention.

The following table presents the major changes in earned premiums between 2006 and 2005.

(in millions of dollars)	Three months ended September 30	Nine months ended September 30
Direct premiums earned	$ 7.0	$ (23.3)
Pools premiums earned	(17.5)	(37.4)
Ceded premiums earned	10.0	28.9
Decrease in net premiums earned	**$ (0.5)**	**$ (31.8)**

Pre-tax realized investment and other gains were $35.8 million in Q3 06, down from $66.8 million in Q3 05.

- Equity gains were $43.8 million for the quarter, up from $38.4 million in Q3 05. These gains were a result of our investment strategy which results in regular trading activities in our high dividend yield common share portfolio as discussed below under "Realized Investment and Other Gains".
- Fixed income gains were $3.9 million, down from $21.7 million in Q3 05, reflective of less trading activity.
- Other losses of $11.9 million represent primarily losses from derivatives, and are described further under "Realized Investment and Other Gains" below.

Pre-tax realized investment and other gains were $178.2 million YTD 06, up from $156.3 million YTD 05. Net unrealized gains of $135.6 million at September 30, 2006 were $168.7 million less than at December 31, 2005. Unrealized gains have decreased as a result of the higher interest rate environment, lower equity markets and the impact of previously realized gains.

Underwriting Income

Underwriting income (the difference between net premiums earned and the sum of net claims incurred and underwriting expenses including commissions, premium taxes and general expenses) was $95.9 million in Q3 06, down from $116.7 million in Q3 05. The Q3 06 claims ratio of 60.4% is 1.6 percentage points higher than in Q3 05. The expense ratio increased from 28.9% to 29.5%, resulting in a combined ratio of 89.9% for Q3 06, up from 87.7% in Q3 05.

Underwriting income was $341.5 million YTD 06, down $69.9 million from YTD 05. The YTD 06 claims ratio of 57.3% is 0.9 percentage point higher than YTD 05. The expense ratio increased from 29.3% to 30.7%, resulting in a combined ratio of 88.0% for YTD 06, up from 85.7% YTD 05.

The major changes in underwriting income were shown previously in the table under "Overall Performance".

Favourable prior year claims development was $69.1 million in Q3 06, a decrease of $24.5 million from Q3 05. YTD 06 favourable prior year claims development was $145.6 million, $83.0 million less YTD 06 than YTD 05. The Q3 06 development is somewhat higher than historical levels, but below the exceptional level experienced in 2005.

Current accident year underwriting income, excluding Facility Association residual market and catastrophes, improved by $0.3 million in Q3 06 over Q3 05 despite average earned premium rate reductions of 2.7%. Current accident year underwriting income, excluding Facility Association residual market and catastrophes, decreased by $28.2 million in YTD 06 over YTD 05.

General expenses were $5.4 million higher in Q3 06 compared to Q3 05 primarily due to lower fees from our service carrier operation of $7.6 million and were $28.8 million higher in YTD 06 compared to YTD 05 primarily due to lower fees from our service carrier operated on behalf of Facility Association of $14.4 million and higher advertising expenses of $7.8 million.

Industry pools consist of the so-called "residual market", as well as risk-sharing pools (RSP), in Alberta, Ontario, Quebec and New Brunswick. These pools are managed by the Facility Association except for the Quebec RSP. Transfers in and out of these pools, on balance, resulted in underwriting income for the current accident year that was $11.6 million higher in Q3 06 than in Q3 05 and $0.7 million lower in YTD 06 than YTD 05.

Several storm related catastrophes (defined as events resulting in expected net claims incurred of $5.0 million or more) occurred in Q3 06, totalling $27.4 million and $32.7 million for YTD 06. This compares to $35.8 million in Q3 05 and $78.2 million for YTD 05.

Summary of Quarterly Results

(in millions of dollars, except per share data)	2006			2005				2004	
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Direct premiums written	$ 1,038.1	$ 1,176.2	$ 812.5	$ 905.0	$ 1,006.5	$ 1,171.4	$ 821.9	$ 883.0	$ 921.6
Total revenues	1,080.2	1,096.7	1,133.8	1,111.6	1,123.3	1,112.3	1,098.8	1,004.7	919.7
Underwriting income	95.9	165.6	79.9	126.3	116.7	179.8	114.9	118.4	133.7
Income before income taxes	218.7	295.7	268.4	269.3	269.3	323.6	228.6	229.7	217.1
Net income	156.8	205.9	185.9	196.9	202.8	223.6	158.5	173.1	163.6
Combined ratio (%)	89.9	82.7	91.5	86.9	87.7	81.2	88.1	86.7	83.9
Earnings per share									
Basic	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.69	1.75
Diluted	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.67	1.75
Earnings per adjusted share (1)									
Basic pro forma	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.35	1.27
Diluted pro forma	1.17	1.54	1.39	1.47	1.52	1.67	1.19	1.29	1.22

(1) To facilitate comparison of performance between quarters, management has calculated basic earnings per adjusted share, a non-GAAP measure, on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005. Diluted earnings per adjusted share, another non-GAAP measure, is calculated as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding.

Seasonal Indicator	2005	2004	2003	3-year average
Q1	1.02	1.10	1.06	1.06
Q2	0.94	0.92	0.95	0.94
Q3	1.02	0.98	0.96	0.98
Q4	1.01	1.01	1.04	1.02

The seasonal indicator is a non-GAAP measure which represents the ratio of the quarterly combined ratio to the annual combined ratio. Historically, the seasonal indicator pattern shows that Q2 is the lowest loss quarter and Q1 is the highest loss quarter.

Segmented Information

We report our results on the basis of five segments comprised of: the three segments of our property and casualty insurance business (personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries), corporate and other, and realized investment and other gains.

The following table presents selected information on our business segments.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Revenue				
Net premiums earned				
Personal insurance	$ 672.5	$ 668.6	$ 1,997.7	$ 2,009.8
Commercial insurance	282.0	286.4	849.4	869.1
Total net premiums earned	954.5	955.0	2,847.1	2,878.9
Investments	77.8	84.7	232.7	249.3
Total P&C insurance	$ 1,032.3	$ 1,039.7	$ 3,079.8	$ 3,128.2
Corporate and other	12.1	16.8	52.6	50.0
Realized investment and other gains	35.8	66.8	178.2	156.3
Total revenue	$ 1,080.2	$ 1,123.3	$ 3,310.6	$ 3,334.5
Income before income taxes				
Underwriting income				
Personal insurance	$ 58.5	$ 73.5	$ 200.0	$ 268.8
Commercial insurance	37.4	43.2	141.5	142.6
Total underwriting income	95.9	116.7	341.5	411.4
Investments	74.0	79.0	217.2	232.4
Total P&C insurance	$ 169.9	$ 195.7	$ 558.7	$ 643.8
Corporate and other	13.0	6.8	45.9	21.5
Realized investment and other gains	35.8	66.8	178.2	156.3
Total income before income taxes	$ 218.7	$ 269.3	$ 782.8	$ 821.6

Personal Insurance

The following table presents the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Direct premiums written				
Personal automobile	$ 519.3	$ 514.0	$ 1,508.4	$ 1,474.7
Personal property	241.5	221.7	637.9	592.5
Total direct premiums written	**$ 760.8**	**$ 735.7**	**$ 2,146.3**	**$ 2,067.2**
Net premiums earned	$ 672.5	$ 668.6	$ 1,997.7	$ 2,009.8
Expenses				
Claims and loss adjustment expenses	427.8	411.3	1,217.1	1,184.1
Commissions	103.2	104.7	326.2	323.9
Premium taxes	23.5	23.0	68.6	69.1
General expenses	59.4	56.1	185.8	163.9
Total expenses	613.9	595.1	1,797.7	1,741.0
Underwriting income	**$ 58.6**	**$ 73.5**	**$ 200.0**	**$ 268.8**
Ratios				
Claims ratio	63.6%	61.5%	60.9%	58.9%
Commissions ratio	15.3%	15.7%	16.3%	16.1%
Premium taxes ratio	3.5%	3.4%	3.4%	3.4%
General expense ratio	8.8%	8.4%	9.3%	8.2%
Combined ratio	**91.2%**	**89.0%**	**89.9%**	**86.6%**

Direct Premiums Written

Direct premiums written increased by $55.7 million, or 7.7%, in Q3 06 over Q3 05 ($98.7 million, or 4.8%, for YTD 06 over YTD 05) after excluding premiums from industry pools which decreased by $30.6 million ($19.5 million decrease YTD 06). This premium growth occurred despite average rate changes which decreased written premiums by 2.9% in the current quarter and 3.1% for the year to date. Including written premiums from industry automobile pools, direct premiums written increased by $25.1 million, or 3.4%, in Q3 06 over Q3 05 (YTD 06: $79.1 million, or 3.8%) including written premiums.

The number of written insured risks for personal property increased by 3.3% in Q3 06 over Q3 05 (YTD 06: 2.9%) while the number of written insured risks for personal auto increased by 5.4% in Q3 06 over Q3 05 (YTD 06: 4.1%). The total number of written insured risks in personal insurance increased by 4.5% in Q3 06 over Q3 05 (YTD 06: 3.6%).

Net Premiums Earned

Net premiums earned increased by $3.9 million, or 0.6%, in Q3 06 over Q3 05 (YTD 06: 0.6% decrease). These figures reflect lower year-over-year earned premiums from industry automobile pools which reduced premiums by $17.8 million in the quarter and $38.4 million YTD. Premium rate reductions for personal automobile also impacted direct premiums earned for this line of business for the quarter by 5.0% (YTD 06: 5.6%).

Underwriting Income

Underwriting income from personal automobile and property in total decreased by $14.9 million in Q3 06 over Q3 05 (YTD 06: $68.8 million) as the combined ratio increased by 2.2 percentage points (YTD 06: 3.3 percentage points). Favourable prior year claims development at $53.0 million, was down from $55.0 million in Q3 05 (YTD 06: $107.0 million, down from $164.8 million).

Underwriting income from personal property increased by $6.1 million in Q3 06 (YTD 06: an increase of $56.8 million) on a decrease in the combined ratio of 4.0 percentage points (YTD 06: 10.2 percentage points decrease). Underwriting income from personal automobile decreased by $21.1 million in the third quarter on an increase in the combined ratio of 4.0 percentage points (YTD 06: $125.6 million on an increase of 8.2 percentage points). The decline in underwriting income from personal automobile in the quarter reflects an increase of prior year claims development of $4.7 million in Q3 06 compared to Q3 05, and a reduction by $43.8 million in YTD 06 compared to YTD 05, as well as earned premium rate reductions and increases in severity for the current accident year. Underwriting income from industry pools increased $11.6 million Q3 06 over Q3 05.

The current accident year loss ratio in personal insurance, excluding catastrophes for Q3 06 is 1.3 percentage points higher than that of Q3 05 and 0.5 percentage point higher for YTD 06 than YTD 05, primarily because of earned premium rate reductions for auto. The current accident year loss ratio is defined as claims and loss adjustment expenses incurred for only the current year excluding all other claims and loss adjustment expenses incurred during the calendar year expressed as a percentage of net premium earned.

Our personal insurance expense ratio was 27.6% in Q3 06 compared to 27.5% in Q3 05 (YTD 06: 29.0% compared to 27.7%). The commission ratio was 15.3% in Q3 06, a decrease of 0.4 percentage point (YTD 06: 16.3%, an increase of 0.2 percentage point). The general expense ratio increased by 0.4 percentage point to 8.8% in Q3 06 (YTD 06: increase of 1.1 percentage points to 9.3%).

Commercial Insurance

The following table presents the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written				
Commercial automobile	$ 74.9	$ 73.6	$ 245.6	$ 245.8
Commercial other	202.3	197.2	634.8	686.9
Total direct premiums written	**$ 277.2**	**$ 270.8**	**$ 880.4**	**$ 932.7**
Net premiums earned	$ 282.0	$ 286.4	$ 849.4	$ 869.1
Expenses				
Claims and loss adjustment expenses	148.8	150.7	414.8	438.4
Commissions	57.4	56.1	177.0	177.6
Premium taxes	10.4	10.5	30.6	31.9
General expenses	28.1	25.9	85.5	78.6
Total expenses	244.7	243.2	707.9	726.5
Underwriting income	**$ 37.3**	**$ 43.2**	**$ 141.5**	**$ 142.6**
Ratios				
Claims ratio	52.7%	52.6%	48.8%	50.4%
Commissions ratio	20.3%	19.6%	20.8%	20.5%
Premium taxes ratio	3.7%	3.7%	3.6%	3.7%
General expense ratio	10.0%	9.0%	10.1%	9.0%
Combined ratio	**86.7%**	**84.9%**	**83.3%**	**83.6%**

Direct Premiums Written

Direct premiums written decreased by $5.7 million, or 2.0%, in Q3 06 over Q3 05 after excluding the AGR business of $(12.2) million (YTD 06: $32.3 million decrease, or 3.5%, after excluding AGR of $20.0 million). The number of written insured risks decreased 1.0% from Q3 05 (YTD 06: 0.5% decrease).

Net Premiums Earned

Net premiums earned decreased by $4.4 million, or 1.6%, in Q3 06 over Q3 05 (YTD 06: decrease of $19.7 million, or 2.3%).

Underwriting Income

Underwriting income from commercial insurance decreased $5.9 million in Q3 06 over Q3 05, and the combined ratio rose by 1.8 percentage points (YTD 06: $1.1 million decrease despite a 0.3 percentage point improvement). The current accident year loss ratio, excluding catastrophes, for Q3 06 is 4.8 percentage points lower than that of Q3 05 due primarily to commercial non auto, which experienced lower severity compared to Q3 05. This improvement in current accident year results was more than offset by a $22.5 million decrease in favourable prior year claims development in Q3 06 compared to Q3 05. While prior year claims development for commercial insurance was at historical levels, it was below the extraordinary level of Q3 05. The lower current accident year loss ratio for YTD 06 of 2.8 percentage points is more than offset by a $25.3 million year over year decrease in favourable prior year claims development.

Our commercial insurance expense ratio was 10.0% in Q3 06 compared to 9.0% in Q3 05 (YTD 06: 10.1%, up from 9.0%). The commission ratio increased to 20.3% in Q3 06 from 19.6% in Q3 05 (YTD 06: 20.8%, up from 20.5%).

Personal and Commercial Insurance

For convenience, the following table presents the direct premiums written and underwriting income of both the personal and commercial insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Direct premiums written				
Automobile	$ 594.2	$ 587.6	$ 1,754.0	$ 1,720.5
Personal property and commercial other	443.9	418.9	1,272.8	1,279.4
Total direct premiums written	**$ 1,038.1**	**$ 1,006.5**	**$ 3,026.8**	**$ 2,999.9**
Net premiums earned	$ 954.4	$ 955.0	$ 2,847.1	$ 2,878.9
Expenses				
Claims and loss adjustment expenses	576.5	562.0	1,631.9	1,622.5
Commissions	160.6	160.8	503.2	501.5
Premium taxes	33.9	33.5	99.2	101.0
General expenses	87.5	82.0	271.3	242.5
Total expenses	858.5	838.3	2,505.6	2,467.5
Underwriting income	**$ 95.9**	**$ 116.7**	**$ 341.5**	**$ 411.4**
Ratios				
Claims ratio	60.4%	58.8%	57.3%	56.4%
Commissions ratio	16.8%	16.8%	17.7%	17.4%
Premium taxes ratio	3.5%	3.5%	3.5%	3.5%
General expense ratio	9.2%	8.6%	9.5%	8.4%
Combined ratio	**89.9%**	**87.7%**	**88.0%**	**85.7%**

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Interest income	$ 41.2	$ 47.3	$ 127.6	$ 157.2
Dividend income	37.3	34.5	107.8	90.4
Other	(0.7)	2.9	(2.7)	1.7
Investment income from P&C subsidiaries	**$ 77.8**	**$ 84.7**	**$ 232.7**	**$ 249.3**
Investment expenses	(3.8)	(5.6)	(15.5)	(16.9)
Investment income from P&C subsidiaries after investment expenses	**$ 74.0**	**$ 79.1**	**$ 217.2**	**$ 232.4**

Investment income decreased $6.9 million in Q3 06 over Q3 05 (YTD 06: $2.1 million decrease). The YTD 06 figure excludes the non-recurring interest in Q2 05 of $14.5 million related to the 2001 Portfolio Purchase.

Average pre-tax yield on invested assets was 4.9% for Q3 06 compared to 5.1% Q3 05 (YTD 06: 4.9%, compared to YTD 05: 5.0%). This yield is calculated using the investment income of the P&C companies for the period excluding primarily realized gains and losses divided by the average invested assets of the P&C companies calculated monthly including cash equivalents but excluding cash balances.

Investment expenses totalled $3.8 million in Q3 06, down $1.8 million from Q3 05 (YTD 06: $15.5 million, down $1.4 million). Investment expenses of $1.4 million were charged to Corporate & Other in Q3 06. These expenses are primarily asset management charges paid to our in-house investment operations, with an equivalent amount reported as a negative expense in the corporate and other segment; both entries are eliminated on consolidation of the financial statements.

Our investment income segment and the above analysis only includes income on investments in our P&C subsidiaries. Income on investments at the holding company is included in the corporate and other segment.

Corporate and Other

The following table presents the results of our corporate and other segment including the results of our brokerage operations (Canada Brokerlink, Grey Power and Equisure), our investment management company and inter-company eliminations, primarily commissions and general expenses.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Investment income	$ 8.5	$ 3.4	$ 24.9	$ 10.7
Commissions and advisory fees	3.6	13.4	27.7	39.3
Revenue	12.1	16.8	52.6	50.0
Commissions	(21.4)	(4.4)	(45.8)	(13.3)
General expenses	19.2	12.4	47.2	35.9
Interest on debt	1.3	2.0	5.3	6.0
Expenses	(0.9)	10.0	6.7	28.6
Income before income taxes	**$ 13.0**	**$ 6.8**	**$ 45.9**	**$ 21.4**

Corporate and other revenue increased $2.6 million in YTD 06 compared to YTD 05 due to increased investment income resulting primarily from higher interest income on larger cash balances in the holding company, offset by lower mutual fund advisory fees and lower commissions. The commission revenue for the quarter is lower due to a reclassification to commissions expense relating to Q2 06.

Commissions expense is negative due to the inter-company eliminations of commissions paid by our insurance companies to our brokerage companies.

Realized Investment and Other Gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2006	2005	2006	2005
Realized investment and other gains				
Fixed income	$ 3.9	$ 21.7	$ 17.0	$ 57.8
Equities	43.8	38.4	150.9	90.8
Other	(11.9)	6.7	10.3	7.7
Total	**$ 35.8**	**$ 66.8**	**$ 178.2**	**$ 156.3**
After-tax total	$ 24.5	$ 57.3	$ 119.9	$ 118.6

Realized investment and other gains decreased $31.0 million in Q3 06 over Q3 05 (YTD 06: $21.9 million increase). Fixed income gains dropped primarily as a result of less trading activity. Other gains of $(11.9) million in Q3 06 (YTD 06: $10.3 million) are primarily due to gains and losses on interest related and total return derivatives. The total return derivatives are marked to market through the income statement while the associated investments are carried at

cost. These derivatives had a gain of $2.0 million in YTD 06 while the associated investments had an unrealized loss at September 30, 2006, of $1.5 million. During the quarter, these derivatives had a loss of $8.8 million, and an unrealized gain in the associated investments of $10.4 million.

Balance Sheet Analysis

Premiums and Other Receivables

Premiums written are either billed to brokers or billed to policyholders directly. As at September 30, 2006, premium receivables from brokers stood at $128.8 million and $1,248.0 million from policyholders. As at December 31, 2005, premium receivables from brokers stood at $129.0 million and $1,120.0 million from policyholders.

Other receivables comprised $204.7 million (December 31, 2005: $195.0 million) from the Facility Association and other industry pools, $31.2 million (December 31, 2005: $31.3 million) from other insurers and $36.0 million (December 31, 2005: $43.2 million) from other.

Investments

The book value of cash and cash equivalents and investments increased by $214.5 million, or 3.0%, to $7.3 billion at September 30, 2006, compared to December 31, 2005.

The following table presents our cash and invested assets as at September 30, 2006 and December 31, 2005.

(in millions of dollars)	As at September 30, 2006			As at December 31, 2005		
	Book value (BV)	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 12.8	0.2%	$ 12.8	$ 341.1	4.8%	$ 341.1
Short-term notes	763.5	10.5%	763.5	440.4	6.2%	440.4
Fixed income securities	3,260.6	44.8%	3,297.9	3,520.8	49.9%	3,595.8
Commercial mortgages	60.3	0.8%	62.3	70.4	1.0%	73.1
Preferred shares	1,395.5	19.2%	1,439.3	1,257.3	17.8%	1,319.9
Common shares	1,612.2	22.1%	1,664.7	1,266.5	17.9%	1,430.4
Other investments	171.7	2.4%	171.7	165.6	2.4%	165.6
Total investments and cash	**$ 7,276.6**	**100%**	**$ 7,412.2**	**$ 7,062.1**	**100.0%**	**$ 7,366.3**

Our investment objectives remain generally consistent with the objectives presented in the 2005 Annual Information Form. The Company uses derivative financial instruments for hedging purposes, and for the purpose of modifying the risk profile of the investment portfolio, as long as the resulting exposures are within the investment policy guidelines. Beginning in 2006, we broadened our investment strategy by expanding our equity portfolio, entering into total return swap transactions, investing in investment grade international bonds and using other derivatives to support the management of our fixed-income portfolio.

In Q3 06, $127.0 million of our cash was used to pay off our outstanding debt, owed to an affiliate. Additionally, cash of $14.5 million in the quarter (YTD 06: $49.7 million) was used for net acquisitions of brokerages and books of business which resulted in an increase in goodwill of $9.6 million (YTD 06: $30.1 million) and intangible assets of $6.3 million (YTD 06: $27.0 million).

As at September 30, 2006, the weighted average rating of our fixed-income portfolio was AA and the weighted average rating of our preferred share portfolio was P2 (ratings are by Standard & Poor's ("S&P") or Dominion Bond Rating Services). Approximately, $36.9 million of securities with a rating below investment grade were included in the fixed income and preferred share portfolios at September 30, 2006, compared to $16.1 million as at December 31, 2005.

Other investments consist of loans to brokers with a book value of $156.6 million as at September 30, 2006 ($151.4 million as at December 31, 2005), and investments in brokerages with a book value of $15.1 million as at September 30, 2006 ($14.2 million as at December 31, 2005). In addition, there are long-term investments related to investment in brokers which are equity accounted for $44.3 million as at September 30, 2006 ($41.6 million as at December 31, 2005).

Unpaid Claims and Loss Adjustment Expenses

Unpaid claims and loss adjustment expenses, net of reinsurers' share ("claim liabilities") increased by $28.7 million during the first nine months of 2006 to $3,519.8 million at September 30, 2006.

Claim liabilities, which are measured using accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Changes in these estimates will affect the valuation of the claim liabilities. Discount rates are consistent with those used at year-end 2005. The provisions for adverse deviation were also set on a basis consistent with those used at year-end 2005.

The claim liabilities used in the tables below are taken from the financial statements, are discounted and include a provision for adverse deviation. The cumulative payments are not discounted and do not include a provision for adverse deviation. The net effect of the discount rates and the provision for adverse deviation is that booked claim liabilities are slightly higher than undiscounted best estimates (by approximately 2.0% at year-end 2005).

We have taken the positive claims development for both the current and prior accident years into account in arriving at our best estimate of claim liabilities. The favourable claims development largely results from cost containment associated with the automobile reforms which appear to be sustainable, and continued low frequency of claims. Both factors have been more favourable than previously anticipated.

Claims Development

The favourable claims development of all prior accident years during the first nine months of 2006 was $145.6 million, or 4.2%, (Q3 06: $69.1 million) compared to $228.6 million YTD 05 (Q3 05: $93.6 million) with every accident year being favourable. This development came mainly from automobile insurance in the amount of $126.8 million, including $11.8 million from assumed pools. It includes favourable development on known cases as well as the favourable impact resulting from the quarterly reserve analysis. The remaining favourable development came from commercial other in the amount of $30.1 million. Conversely, we experienced $11.2 million of unfavourable development in personal property.

The following table shows the development of the claim liabilities for the 10 most recent accident years with subsequent development estimated for each accident year up to September 30, 2006. The original reserve estimates are re-evaluated over time for redundancy or deficiency. This re-evaluation is based on actual payments in full or partial settlement of claims as well as on current estimates of claim liabilities for claims still open or claims still unreported.

(in millions of dollars)	Accident year									
	2005	**2004**	**2003**	**2002**	**2001**	**2000**	**1999**	**1998**	**1997**	**1996 & prior**
Reserve originally estimated	$1,118.8	$1,117.7	$973.2	$838.6	$729.0	$655.5	$587.0	$548.1	$557.2	$1,121.2
Reserve re-estimated as of *										
One year later	$1,070.8	$ 977.2	$908.4	$848.3	$790.4	$655.4	$580.6	$524.5	$433.9	$1,069.6
Two years later		929.6	818.3	848.2	804.2	696.2	607.9	525.7	417.1	1,097.8
Three years later			801.8	834.7	803.2	712.0	637.2	521.1	431.5	1,078.5
Four years later				826.3	791.5	705.1	642.8	535.6	431.9	1,037.9
Five years later					782.3	694.7	644.3	537.0	430.9	1,028.0
Six years later						690.4	630.1	534.4	436.3	1,028.7
Seven years later							626.5	541.3	434.6	1,027.2
Eight years later								538.8	433.5	1,032.4
Nine years later									429.6	1,029.5
Ten years later										1,027.8
Cumulative deficiency (redundancy)	(48.0)	(188.2)	(171.4)	(12.4)	53.3	34.9	39.5	(9.3)	(127.6)	(93.4)
	(4.3)%	(16.8)%	(17.6)%	(1.5)%	7.3%	5.3%	6.7%	(1.7)%	(22.9)%	(8.3)%
Development during Q3 of $(69.1) million	**$(27.1)**	**$(19.4)**	**$(8.5)**	**$(3.4)**	**$(4.3)**	**$(2.8)**	**$(3.3)**	**$(0.9)**	**$(1.0)**	**$1.7**
	(2.4)%	**(1.7)%**	**(0.9)%**	**(0.4)%**	**(0.6)%**	**(0.4)%**	**(0.6)%**	**(0.2)%**	**(0.2)%**	**(0.1)%**
Development during 2006 of $(145.6) million	**$(48.0)**	**$(47.6)**	**$(16.4)**	**$(8.4)**	**$(9.2)**	**$(4.3)**	**$(3.6)**	**$(2.5)**	**$(3.9)**	**$(1.7)**
	(4.3)%	**(4.3)%**	**(1.7)%**	**(1.0)%**	**(1.3)%**	**(0.7)%**	**(0.6)%**	**(0.5)%**	**(0.7)%**	**(0.2)%**
*last diagonal as of September 2006										

Cumulatively, we have experienced favourable development for accident years 2005, 2004, 2003, 2002, 1998, 1997, 1996 and prior years and unfavourable development for accident years 2001, 2000 and 1999. In the years in which unfavourable development occurred, the overall P&C insurance industry had similarly poor development. This negative development was mainly caused by unexpected changes in claim patterns, in particular in automobile insurance claims in Ontario.

Reinsurance

Policy liabilities ceded to reinsurers were $292.4 million at September 30, 2006 and $347.8 million at December 31, 2005. Policy liabilities include unearned premiums and unpaid claims and adjustment expenses. At September 30, 2006, 14.5% (December 31, 2005: 17.7%) of the reinsured policy liabilities were to ING Re, an affiliate. We also have reinsurance treaties with a number of unaffiliated reinsurers of which substantially all meet our financial strength rating requirements.

In 2006, for multi-risk events or catastrophes, our retention is $25.0 million with a reinsurance coverage limit of $1.25 billion. We retain 20.25% of the exposure between $25.0 million and $50.0 million, 10% of the exposure between $50.0 million and $100.0 million, and 9.5% of the exposure between $100.0 million and $600.0 million. For 2005, our retention was $17.5 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $25.0 million and $600.0 million.

Following industry practice, our reinsurance recoverables with licensed Canadian reinsurers (September 30, 2006: $226.0 million; December 31, 2005: $264.5 million) are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations, and policy liabilities take priority over the reinsurer's subordinate creditors.

Reinsurance recoverables with non-licensed reinsurers are secured with cash, letters of credit and/or assets held in trust accounts. The Company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $85.3 million at September 30, 2006 (December 31, 2005: $98.4 million) in support of policy liabilities of $66.4 million at this same date (December 31, 2005: $83.3 million). At September 30, 2006, these amounts included $58.2 million (December 31, 2005: $74.3 million) from an affiliated reinsurer which related to policy liabilities of $42.4 million (December 31, 2005: $61.6 million). We can use these trust accounts if the reinsurers are unable to meet their obligations.

Share Capital

As of November 9, 2006, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. (ING Groep) holds approximately 70% of the issued and outstanding common shares and the Special Share.

A Long-Term Incentive Plan (LTIP) was implemented for certain employees commencing in 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests at the end of a three-year performance cycle. The actual award varies based on a performance target driven by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate at September 30, 2006 was 199,731 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 347,030 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the actual award, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

Effective July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The shares are bought on the market by an independent broker and are held by a custodian on behalf of the employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

Liquidity and Capital Resources

We continue to enjoy high liquidity and a strong capital base.

Liquidity

Net cash provided by operating activities was $196.0 million in Q3 06 compared to $175.4 million in Q3 05 (YTD 06: $327.0 million; YTD 05: $451.2 million). Our total cash and cash equivalents were $12.8 million at September 30, 2006.

No significant capital expenditures are currently planned other than on-going software projects for which costs of $11.3 million were capitalized in YTD 06.

We have an uncommitted revolving credit facility of $50.0 million with the Royal Bank of Canada, which was undrawn at September 30, 2006.

Our outstanding debt of $127.0 million, owed to an affiliate, was repaid in August 2006.

Capital

The Company has sufficient capital to support business growth with our insurance subsidiaries having capital of $672.6 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test (MCT) at September 30, 2006 (December 31, 2005: $718.0 million). The decrease in the MCT is primarily due to the decrease in net unrealized gains. Because we manage our companies as a group, we report our combined capital position but we also ensure that each insurance company meets all regulatory requirements including the MCT. Our insurance companies are parties to a participation agreement which combines the underwriting results of all the companies with the outcome that each company has a proportion of underwriting results, and the loss ratio and expense ratio are the same for each company.

The following table presents the minimum capital test (MCT) of our insurance subsidiaries with a total for all companies.

MINIMUM CAPITAL TEST (MCT) – P&C COMPANIES							
(in millions of dollars)		ING Insurance	Nordic Insurance *	ING Novex Ins.	Belair Insurance	Trafalgar Insurance	Total
At September 2006							
Total capital available	[a]	$ 1,073.1	$ 977.4	$ 48.0	$ 267.6	$ 59.8	$ 2,426.0
Total capital required	[b]	559.8	486.3	14.2	90.5	18.1	1,168.9
Excess capital	[a] – [b]	$ 513.3	$ 491.1	$ 33.8	$ 177.2	$ 41.7	$ 1,257.1
MCT %	[a] / [b]	191.7%	201.0%	338.3%	295.8%	330.8%	207.5%
Excess at 150%		$ 233.4	$ 247.9	$ 26.7	$ 131.9	$ 32.7	$ 672.6
At December 2005							
Total capital available	[a]	$ 1,028.7	$ 997.0	$ 43.0	$ 233.4	$ 51.9	$ 2,354.0
Total capital required	[b]	546.6	429.8	14.2	82.6	17.4	1,090.6
Excess capital	[a] – [b]	$ 482.1	$ 567.2	$ 28.7	$ 150.8	$ 34.5	$ 1,263.3
MCT %	[a] / [b]	188.2%	232.0%	302.2%	282.6%	298.5%	215.8%
Excess at 150%		$ 208.8	$ 352.3	$ 21.6	$ 109.5	$ 25.8	$ 718.0

* Allianz Insurance Company of Canada and The Nordic Insurance Company of Canada amalgamated under the name of The Nordic Insurance Company of Canada on April 1, 2006. The above information has been presented as if the amalgamation had occurred on January 1, 2005.

The total amount of dividends available for payment from our subsidiaries during 2006 is $112.3 million plus any 2006 earnings. This amount is calculated based on dividend restrictions under applicable insurance laws but is subject to MCT limitations.

The Board of Directors of the Company declared quarterly cash dividends of 25 cents per common share for a cumulative amount of $100.3 million in 2006.

In September 2005, ING Canada filed a short-form base shelf prospectus allowing the Company to offer a total of up to $1.0 billion in any combination of debt, preferred or common shares securities over a 25-month period. No debt, preferred, or common shares have been issued under this prospectus.

ING Canada's insurance subsidiaries have a financial strength and long-term counterparty credit rating of A+ from Standard & Poor's. The ING Canada group of companies enjoy a financial strength rating of A+ from A.M. Best and ING Canada Inc. holds a senior unsecured debt rating of A (low) from Dominion Bond Rating Service.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist mostly of (1) management and advisory services provided by ING Groep and affiliated companies, (2) reinsurance by an affiliated company and (3) financing by ING Groep. These transactions are carried out in the normal course of operations and are measured at the amount of consideration paid or received as established and agreed by the related parties. We believe that such exchange amounts approximate fair value.

In addition, we have related party transactions with investees accounted for as long-term investments. These transactions consist of loans and commission expenses.

Note 5 to the accompanying interim consolidated financial statements (unaudited) provides additional information on related party transactions.

Risk Management

As a provider of insurance products, risk management is necessary to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. We described these risks on pages 36 to 38 of our 2005 Annual Report. These risks remain the same in 2006.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 38 to 40 of our 2005 Annual Report. There are no new critical accounting estimates or assumptions. These estimates and assumptions are mainly about (1) reserves for claims and expenses, (2) impairments of investment securities, (3) amounts recoverable from our reinsurers, (4) goodwill and (5) income taxes. The above noted estimates and assumptions (1), (3) and (4) will impact the personal insurance and commercial insurance segments, (2) will impact the realized investment and other gains and (4) will also impact the corporate and other segment.

These estimates and assumptions may be updated based on new information and could therefore change and affect future results.

Accounting Policies Update

The Company now applies hedge accounting for certain new hedging instruments, as described in note 1 to the accompanying interim consolidated financial statements (unaudited).

Effective January 1, 2007, the Company will apply the new provisions of the Canadian Institute of Chartered Accountants handbook on accounting for financial instruments. The new sections will affect the accounting for financial instruments and hedges and will introduce the new comprehensive income statements. Under the new rules, most of the financial assets previously recorded at cost will then be marked to market. Consequently, the claim liabilities will then be discounted using a market rate instead of a book rate. These changes are not expected to have a significant impact on the MCT.

The Company expects to classify the majority of its investments as available for sale. The corresponding changes in market value will be reflected in other comprehensive income. The unrealized gains and losses as at January 1, 2007, will be accounted for as an adjustment in accumulated other comprehensive income.

To reduce income statement volatility, the Company intends to classify at fair value through income a portion of its investments to back actuarial liabilities. The unrealized gains and losses as at January 1, 2007, will be accounted for as an adjustment to retained earnings.

Recent Developments

There have been no notable developments subsequent to September 30, 2006.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this report about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments are forward-looking statements. The words "may," "will," "would," "should," "could," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "likely" or "potential" or the negative or other variations of these words or other similar words or phrases identify such forward-looking statements.

Forward-looking statements are based on estimates and assumptions made by us based on our experience and view of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from the forward-looking statements. These factors include, without limitation, the following: our ability to implement our strategy or operate our business as we expect; our ability to accurately assess the risks associated with the insurance policies that we write; unfavourable capital market developments or other factors which could affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; the significant influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependence on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and accept no responsibility to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as required by law.

AMALGAMATION AGREEMENT

THIS AMALGAMATION AGREEMENT is made as of the 10th day of December, 2004.

BETWEEN:

ING CANADA HOLDINGS INC./
SOCIÉTÉ DE PORTEFEUILLE ING CANADA INC.
a corporation incorporated under the laws of Canada

(**"Holdco"**)

\- and -

ING CANADA INC.
a corporation incorporated under the laws of Canada

(**"Subco"**)

BACKGROUND:

Holdco was incorporated by amalgamation under the *Canada Business Corporations Act* by certificate of amalgamation effective January 1, 2000.

Subco was incorporated by amalgamation under the *Canada Business Corporations Act* by certificate of amalgamation effective July 1, 2001.

Holdco and Subco have each made full disclosure to one another of all their respective assets and liabilities.

The authorized capital of Holdco consists of an unlimited number of a class of shares designated as preferred shares none of which are issued and outstanding and an unlimited number of a class of shares designated as common shares of which 141,569 are issued and outstanding as fully paid and non-assessable.

The authorized capital of Subco consists of an unlimited number of a class of shares designated as Class A common shares none of which are issued and outstanding, an unlimited number of a class of shares designated as Class B common shares of which 78,077,458 are issued and outstanding as fully paid and non-assessable, 5,092 shares of a class of shares designated as Class C shares none of which are issued and outstanding, an unlimited number of a class of shares designated as Class D shares none of which are issued and outstanding and an unlimited number of a class of shares designated as Class E shares issuable in series, 1,000,000 shares of a series of Class E shares designated as Series 1 Class E shares of which 467,500 are issued and outstanding as fully paid and non-assessable, 450,000 shares of a series of Class E shares designated as Series 3 Class E shares, but intended to be Series 2 Class E Shares, of which 382,500 are issued and outstanding as fully paid and non-assessable and 1,300,000 shares of a

series of Class E shares designated as Series 3 Class E shares of which 750,000 are issued and outstanding as fully paid and non-assessable.

Holdco and Subco have agreed to amalgamate as provided in this Agreement.

1. In this Agreement:

(a) "**Act**" means the *Canada Business Corporations Act* R.S.C. 1985, c.44 as amended, or any successor thereof.

(b) "**Agreement**" means this amalgamation agreement;

(c) "**Amalgamated Corporation**" means the corporation continuing from the amalgamation of the Amalgamating Corporations; and

(d) "**Amalgamating Corporations**" means Holdco and Subco.

2. Each of the Amalgamating Corporations agrees to amalgamate and to continue as one corporation as of 12:01 a.m. on December 10, 2004, as provided in this Agreement.

3. The name of the Amalgamated Corporation shall be ING CANADA INC. in English and in French.

4. The registered office of the Amalgamated Corporation shall be in the Province of Ontario and located at 181 University Avenue, 7th Floor, Toronto M5H 3M7 until changed in accordance with the Act.

5. There shall be no restrictions on the business the Amalgamated Corporation may carry on or on the powers the Amalgamated Corporation may exercise.

6. The by-laws of the Amalgamated Corporation shall not be the by-laws of either of the Amalgamating Corporations. A copy of the proposed by-laws of the Amalgamated Corporation is attached as Schedule A to this Agreement.

7. The share capital of the Amalgamated Corporation shall consist of an unlimited number of shares of one class designated as common shares, an unlimited number of shares of a second class designated as Class A Shares and one share of a third class designated as the Special Share.

8. The rights, privileges, restrictions and conditions attaching to each class of shares and the directors' authority with respect to any class of shares which may be issued in series are as follows:

8.1 The common shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

The holders of the common shares shall be entitled to:

8.1.1 one vote for each common share held at all meetings of shareholders of the Amalgamated Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

8.1.2 receive any dividend declared by the Amalgamated Corporation in respect of the common shares; and

8.1.3 receive the remaining property of the Amalgamated Corporation upon dissolution.

8.2 The Class A Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

8.2.1 the Class A Shares may at any time, and from time to time, be issued in one or more series, in accordance with and subject to applicable law. The directors of the Amalgamated Corporation shall, subject to applicable law, the provisions herein contained and to any conditions attaching to any outstanding series of Class A Shares, by resolution duly passed before the issue of any Class A Shares of any series fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the Class A Shares of such series;

8.2.2 so long as any Class A Shares are outstanding, the Class A Shares of each series shall rank both with regard to dividends and return of capital in priority to the common shares and over any other shares ranking junior to the Class A Shares, and the Class A Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class A Shares as may be determined as to the respective series authorized to be issued. The priority, in the case of cumulative dividends, shall be with respect to all prior completed periods in respect of which such dividends were payable plus such further amounts, if any, as may be specified in the provisions attaching to a particular series and in the case of non-cumulative dividends, shall be with respect to all dividends declared and unpaid; and

8.2.3 the Class A Shares of each series shall rank on a parity with the Class A Shares of every other series with respect to priority in payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Amalgamated Corporation.

8.3 The Special Share shall have attached thereto the following rights, privileges, restrictions and conditions:

8.3.1 The following terms shall have the following meanings in this Section 8.3:

(a) "Affiliate" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

(b) "Business" means the operation, directly or indirectly, of a property and casualty insurance business and any ancillary business, including manufacturing and distribution of property and casualty insurance products and services, carried on, directly or indirectly, by the Amalgamated Corporation through Subsidiaries or otherwise from and after the date hereof in the ING Canada Territory.

(c) "**Compete**" means to directly or indirectly engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation or control of any business where the products or activities of such business compete in whole or in part with the Business within the ING Canada Territory, and "**Competes**" shall have a corresponding meaning.

(d) "**control**" (including, with correlative meanings, the terms "**controlling**", "**controlled by**" and "**under direct or indirect common control**"), as used with respect to any Person, shall mean the ownership, directly or indirectly, of voting securities with more than fifty percent (50%) of the votes of all voting securities of such Person or similar ownership interests of such Person, including any securities or similar ownership interests which are voting only upon the occurrence of a contingency where such contingency has occurred and is continuing.

(e) "**Co-Operation Agreement**" means the Co-Operation Agreement to be dated on or about December 15, 2004 between the Amalgamated Corporation and ING Groep N.V. as the same shall be amended, modified, supplemented or replaced from time to time.

(f) "**Independent Director**" means a director of the Amalgamated Corporation who is independent of the Amalgamated Corporation as determined from time to time pursuant to the Independent Director Rules.

(g) "**Independent Director Rules**" means (i) the rules of the Toronto Stock Exchange or such other principal exchange or quotation system on which the common shares of the Amalgamated Corporation are listed or traded from time to time; (ii) securities laws, together with the regulations, rules, published policies, instruments and orders made thereunder, applicable to the Amalgamated Corporation from time to time; (iii) insurance company laws and all related regulations, guidelines and instructions of regulatory authorities applicable to the Amalgamated Corporation from time to time; and (iv) insurance company laws and all related regulations, guidelines and instructions of regulatory authorities applicable to the Subsidiaries of the Amalgamated Corporation from time to time as if such laws and related regulations, guidelines and instructions of regulatory authorities were applicable to the Amalgamated Corporation.

(h) "**ING Canada Territory**" means (i) each province and territory of Canada, and (ii) each other jurisdiction to which ING Groep N.V. has consented in writing to be included in the definition of "**ING Canada Territory**", provided that: (A) ING Groep N.V. shall be deemed to have consented in writing for the purpose of (ii) above if it has provided its consent as contemplated in the definition of "ING Canada Territory" in the Non-Competition Agreement to be dated on or about December 15, 2004 between the Amalgamated Corporation and ING Groep N.V., as the same shall be amended, modified, supplemented or replaced from time, and (B) on and after the date that ING Groep N.V. first ceases to beneficially own at least thirty-three and one-third percent ($33^1/_3$%) of the outstanding common

shares, ING Groep N.V. may not unreasonably withhold, condition or delay such consent.

(i) "**ING Groep N.V.**" means ING Groep N.V., a corporation governed by the laws of The Netherlands, and its successors.

(j) "**outstanding common shares**" means, at any time, the number of common shares issued and outstanding at the relevant time as reflected on the share register of the Amalgamated Corporation.

(k) "**Person**" shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, limited liability company, association or other business entity and any trust, unincorporated organization or government or any agency or political subdivision thereof.

(l) "**Subsidiary**" shall mean any corporation, partnership, joint venture, limited liability company, association or other entity which a Person controls.

8.3.2 In this Section 8.3, a Person shall be deemed to beneficially own common shares which are beneficially owned by its Affiliates; provided that such Person shall not be deemed to beneficially own common shares which are beneficially owned by any Person directly or indirectly controlling ING Groep N.V. or with whom ING Groep N.V. is under direct or indirect common control.

8.3.3 The holder of the Special Share shall be entitled to receive notice of, to attend and speak at any meeting of the shareholders of the Amalgamated Corporation. Notwithstanding the foregoing, the holder of the Special Share shall not be entitled either to vote at any meeting of the shareholders of the Amalgamated Corporation or to sign a resolution in writing, other than:

(a) in respect of the right of the holder of the Special Share to nominate and elect directors in accordance with Subsection 8.3.4; and

(b) as a separate class (i) pursuant to the rights granted under the Act and (ii) upon any proposed change to the minimum or maximum number of directors pursuant to paragraph 173(1)(m) of the Act.

8.3.4 Subject to Subsections 8.3.7 and 8.3.8, the holder of the Special Share shall be entitled to nominate and elect directors of the Amalgamated Corporation as set forth below in paragraphs (a) to (e) of this Subsection 8.3.4. Each director so nominated and elected shall hold office until the close of the next annual meeting of voting shareholders of the Amalgamated Corporation or until his or her successor is elected or appointed. Subject to Subsections 8.3.7 and 8.3.8, for so long as the Special Share is issued and outstanding:

(a) until the date that the holder of the Special Share first ceases to beneficially own at least thirty-three and one-third percent ($33^1/_3$%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 5/12 of the total number of directors (disregarding any fractional number of directors) comprising the board;

(b) on and after the date that the holder of the Special Share first ceases to beneficially own at least thirty-three and one-third percent ($33^{1}/_{3}$%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least thirty percent (30%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/3 of the total number of directors (disregarding any fractional number of directors) comprising the board;

(c) on and after the date that the holder of the Special Share first ceases to beneficially own at least thirty percent (30%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least twenty-five percent (25%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/4 of the total number of directors (disregarding any fractional number of directors) comprising the board;

(d) on and after the date that the holder of the Special Share first ceases to beneficially own at least twenty-five percent (25%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least twenty percent (20%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/6 of the total number of directors (disregarding any fractional number of directors) comprising the board; and

(e) on and after the date that the holder of the Special Share first ceases to beneficially own at least twenty percent (20%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least ten percent (10%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/12 of the total number of directors (disregarding any fractional number of directors) comprising the board.

8.3.5 The election of directors by the holder of the Special Share may be conducted by a resolution in writing signed by the holder of the Special Share, to be effective on the date of the Amalgamated Corporation's annual meeting of voting shareholders or on such other date as specified in such resolution, or at a meeting of the holder of the Special Share.

8.3.6 Subject to Subsections 8.3.7 and 8.3.8, if, as a result of death, disability, retirement, resignation removal (with or without cause) or otherwise, there shall exist or occur any vacancy on the board of directors with respect to a director elected or entitled to be elected by the holder of the Special Share, or for any other reason there are at any time fewer directors serving on the board of directors elected by the holder of the Special Share than such holder is entitled to elect in accordance with this Section 8.3, the resulting vacancy shall be filled by an individual who shall be nominated and elected by the holder of the Special Share.

8.3.7 The right of the holder of the Special Share as provided in Subsection 8.3.4 shall be subject at all times to the requirement that the board of directors shall at all times include not

less than the number of Independent Directors as required or recommended by the Independent Director Rules.

8.3.8 Notwithstanding any other provision of this Section 8.3, if, at any time, the holder of the Special Share or any of its Affiliates, or any combination of the foregoing, Competes, then from that time until the date that it and each of its Affiliates cease to Compete, (i) subject to the Act, the holder of the Special Share shall not be entitled to exercise any of the rights attaching to the Special Share, including, without limitation, any rights provided in Subsections 8.3.3, 8.3.4, 8.3.5, 8.3.6 and 8.3.9, and (ii) the first sentence of Subsection 8.3.9 shall cease to apply.

8.3.9 Subject to Subsection 8.3.8, until the date that the holder of the Special Share first ceases to beneficially own at least fifty percent (50%) of the outstanding common shares, the Chief Executive Officer of the Amalgamated Corporation shall be appointed by the board of directors on an annual basis, or sooner in the event such officer resigns or otherwise ceases to hold office prior to such approved appointment, from among the directors elected by the holder of the Special Share; provided that if, for any reason, at the relevant time, there are no directors holding office who have been elected or appointed by the holder of the Special Share, the board of directors shall appoint an individual of its choosing as the Chief Executive Officer. For greater certainty, on the date that the holder of the Special Share first ceases to beneficially own at least fifty percent (50%) of the outstanding common shares, the rights granted to the holder of the Special Share in this Subsection 8.3.9 shall forever be extinguished.

8.3.10 No dividends shall be declared and/or paid by the Amalgamated Corporation on the Special Share.

8.3.11 The Special Share shall be deemed to be converted by the Amalgamated Corporation without any further act on the part of the Amalgamated Corporation into one common share concurrently with:

(a) the sale, transfer, assignment or any other disposition of the legal and/or beneficial title of the Special Share by the holder of the Special Share to anyone other than ING Groep N.V. or a direct or indirect wholly-owned Subsidiary of ING Groep N.V.; or

(b) the time that any direct or indirect wholly-owned Subsidiary of ING Groep N.V. who, at the relevant time, holds the Special Share is no longer a direct or indirect wholly-owned Subsidiary of ING Groep N.V.; or

(c) the time that the holder of the Special Share first ceases to beneficially own at least ten percent (10%) of the outstanding common shares; or

(d) the Termination of the Co-Operation Agreement. In this paragraph (d) of Subsection 8.3.11, "**Termination**" means termination for a reason other than as a result of a breach by the Amalgamated Corporation of the Co-Operation Agreement, and where the termination of the Co-Operation Agreement has been disputed by either party to the Co-Operation Agreement, the Co-Operation Agreement shall be deemed not to have been terminated until the parties thereto agree that such termination shall have occurred or until the dispute has been

resolved through a final non-appealable decision binding on the parties thereto by a court of competent jurisdiction or by an arbitrator in accordance with the terms of the Co-Operation Agreement.

8.3.12 In the event of the liquidation, dissolution or winding-up of the Amalgamated Corporation, whether voluntary or involuntary, the holder of the Special Share shall be entitled to receive, before any distribution of any part of the assets of the Amalgamated Corporation among the holders of the common shares but after any such distribution among the holders of any series of Class A Shares, Cdn.$1.00 for the Special Share.

9. The issued and outstanding shares in the capital of the Amalgamating Corporations shall be cancelled or converted into issued shares in the capital of the Amalgamated Corporation as follows:

9.1 The 141,569 common shares of Holdco shall be converted into 93,620,000 issued common shares of the Amalgamated Corporation.

9.2 The 78,077,458 Class B common shares and the Class E shares of each series of Subco, all of which are held by Holdco, shall be cancelled when the amalgamation becomes effective without any repayment of capital in respect thereof.

After the amalgamation contemplated in this Agreement is effective, the shareholder of Holdco shall be entitled to receive a certificate or certificates for shares of the Amalgamated Corporation as provided above upon surrender of all certificates representing shares held in either of the Amalgamating Corporations.

10. The Amalgamated Corporation will indicate $177,220,133 as the stated capital account for the common shares in the capital of the Amalgamated Corporation.

11. The Board of Directors of the Amalgamated Corporation shall consist of a minimum of three directors and a maximum of 21 directors and shall be 6 until changed in accordance with the Act. The first directors are:

Full Name	Residence Address	Resident Canadian
Yves Brouillette	449 Langley Oaks Drive Marietta, Georgia 30067 U.S.A.	No
Claude Dussault	168 Joicey Blvd. Toronto, Ontario, Canada M5M 2V2	Yes
Robert Crispin	3558 Piedmont Road, #1 Atlanta, Georgia 30305 U.S.A.	No
David Wheat	3070 Cypress Pond Pass Duluth, Georgia 30097 U.S.A.	No

Full Name	Residence Address	Resident Canadian
Mark Tullis	115 Spindale Court Atlanta, Georgia 30350 U.S.A.	No
Michael W. Cunningham	1166 Bay Street, #302 Toronto, Ontario, Canada M5S 2X8	Yes

The first directors shall hold office until the close of the first annual meeting of voting shareholders of the Amalgamated Corporation or until successors are elected or appointed. The subsequent directors shall be elected each year thereafter at either an annual meeting or a special meeting of the shareholders. The directors shall manage or supervise the management of the business and affairs of the Amalgamated Corporation, subject to the provisions of the Act.

12. Upon the endorsement of the certificate of amalgamation under the Act:

12.1 The amalgamation of the Amalgamating Corporations and their continuance as one Amalgamated Corporation become effective.

12.2 The property of each Amalgamating Amalgamated Corporation continues to be the property of the Amalgamated Corporation.

12.3 The Amalgamated Corporation continues to be liable for the obligations of each Amalgamating Corporation.

12.4 An existing cause of action, claim or liability to prosecution is unaffected.

12.5 A civil, criminal or administrative action or proceeding pending by or against an Amalgamating Corporation may be continued to be prosecuted by or against the Amalgamated Corporation

12.6 A conviction against, or ruling, order or judgment in favour of or against, an Amalgamating Corporation may be enforced by or against the Amalgamated Corporation.

12.7 The articles of amalgamation are deemed to be the articles of incorporation of the Amalgamated Corporation and the certificate of amalgamation is deemed to be the certificate of incorporation of the Amalgamated Corporation.

13. This Agreement may be terminated by the directors of either of the Amalgamating Corporations, notwithstanding the approval of this Agreement by the shareholder of such Amalgamating Corporation, at any time prior to the endorsement of a certificate of amalgamation under the Act in respect of this Agreement.

[THE NEXT PAGE IS THE EXECUTION PAGE]

TO WITNESS THEIR AGREEMENT the parties have duly executed this Agreement by the signatures of their proper officers in that behalf.

**ING CANADA HOLDINGS INC./
SOCIÉTÉ DE PORTEFEUILLE ING
CANADA INC.**

Per:
Name: Claude Dussault
Title: Director

Per:
Name: SVP Corporate & Legal Services,
Title: and Secretary.
We have authority to bind the Corporation

ING CANADA INC.

Per:
Name: Claude Dussault
Title: President and Chief Executive Officer

Per:
Name: Michael W. Cunningham
Title: Senior Vice-President and Chief Financial Officer
We have authority to bind the Corporation

SCHEDULE "A"

BY-LAWS

By-law No. 1

A By-law Relating to the Business and Affairs of

ING CANADA INC.

PART 1
INTERPRETATION

1.01 Definitions

In this by-law, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

"auditor" means the auditor of the Corporation;

"board" means the board of directors of the Corporation;

"business day" means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

"by-law" means a by-law of the Corporation;

"Corporation" means the corporation amalgamated on December 10, 2004 under the name "ING Canada Inc.";

"director" means a director of the Corporation;

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

"proxyholder" means a person holding a valid proxy for a shareholder;

"shareholder" means a shareholder of the Corporation; and

"voting person" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.03 By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles, by-laws or administrative rules of the Corporation, the day of service or posting of the notice of document shall not, unless it is otherwise provided, be counted in such number of days or other period.

PART 2
PROTECTION AND INDEMNITY

2.01 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation's request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a) the acts, receipts, neglects or defaults of any other person;

(b) joining in any receipt or other act for conformity;

(c) any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d) the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f) any loss, damage or expense occasioned by any error of judgment or oversight; or

(g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

2.02 Contracts on Behalf of the Corporation

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, all contracts, instruments and documents in writing including those necessary to sell, assign, transfer, purchase or accept shares, stocks, bonds, debentures, warrants or other like securities from or to the Corporation, all deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or moveable, in the name of the Corporation shall be signed on behalf of the Corporation by any two of the chairman, vice-chairman, the chief executive officer, chief financial officer, general counsel, a vice-president of legal services,

executive vice-president, assistant vice-president, vice-president of finance (of the Corporation or any wholly owned subsidiary of the Corporation), secretary, or assistant secretary.

The board, in its sole and absolute discretion, may further authorize by resolution any other person, whether individually or jointly with another designated person and whether by name or office, to so sign such documents.

Signatures of any of the officers or persons provided herein may be lithographed, stamped or printed, if and to the extent and subject to such conditions all as the board may from time to time by resolution authorize, and such authorized signature or signatures on any instrument or document shall have the same force and effect as if manual signature had been used.

If any officer whose facsimile signature is on any instrument when issued and delivered shall be valid and binding on the Corporation as if such officer had held office at the time of issue and delivery.

2.03 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a) shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

   (i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

   (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful;

(b) shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 2.03(a) in accordance with the Act; and

(c) the Corporation may purchase and maintain or arrange for the purchase and maintenance of insurance for the benefit of directors, officers, former directors and former officers of the Corporation and their respective heirs and personal representatives to the full extent permitted by the Act.

2.04 Indemnities Not Limiting

The provisions of this Article 2 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

PART 3
MEETINGS OF SHAREHOLDERS

3.01 Notice of Shareholders' Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting.

3.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders shall be as set out in Section 5.02.

3.03 Chair and Secretary of Shareholders Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the chief executive officer of the Corporation shall preside as chair of the meeting if present, a director and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

The secretary shall keep the minutes of all meetings of the shareholders. The secretary shall attend to the giving of all notices of meetings of shareholders. The secretary shall, in general, perform all of the duties which are incident to the office of secretary and such other duties as the board or the chief executive officer may from time to time prescribe. The board may also appoint one or more assistant secretaries and such assistant secretary shall exercise the functions of the secretary in his or her absence or incapacity or the functions determined by the board.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act and the board's discretion, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation, in its discretion, has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders' Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the chief executive officer, if any, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may, subject to the board's discretion, participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may, subject to the board's discretion, be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4
ADMINISTRATIVE RULES

4.01 Administrative Rules

The directors may from time to time, pass resolutions to make administrative rules pertaining to the internal affairs of the Corporation, including, but not limited to, meetings of directors, security certificates, payments, execution of documents, notices and other matters.

PART 5
QUORUM

5.01 Quorum for Board Meetings

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time. The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

5.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders consists of at least two voting persons.

PART 6
AMENDMENT OR REPEAL OF FORMER BY-LAWS

6.01 Former By-laws May be Amended or Repealed

The board may make, amend or repeal one or more by-laws that regulate the business or affairs of the Corporation provided that any by-law, amendment or repeal of a by-law shall be submitted to the shareholders at the next meeting of shareholders for confirmation, rejection or amendment.

6.02 Effect of Repeal of By-laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the board on the 10th day of December, 2004.

Chief Executive Officer

Secretary

CONFIRMED by the Shareholder on the 10th day of December, 2004.

Chief Executive Officer

Secretary

Administrative Rules

Administrative Rules Relating to the Business and Affairs of

ING Canada Inc.

PART 1
INTERPRETATION

1.01 Definitions

In these administrative rules, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

"administrative rule" means an administrative rule of the Corporation made and amended from time to time by the board;

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

"auditor" means the auditor of the Corporation;

"board" means the board of directors of the Corporation;

"Corporation" means the corporation amalgamated on December 10, 2004 under the name "ING Canada Inc.";

"director" means a director of the Corporation;

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means (including electronic mail) and that can be read or perceived by a person or by any means;

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation; and

"shareholder" means a shareholder of the Corporation.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In these administrative rules, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in these administrative rules and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of these administrative rules.

ASKV49267.DOC

1.03 Administrative Rules Subordinate to Other Documents

These administrative rules are subordinate to, and should be read in conjunction with, the Act, the articles and the by-laws of the Corporation.

1.04 Computation of Time

Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles, by-laws or administrative rules of the Corporation, the day of service or posting of the notice of document shall not, unless it is otherwise provided, be counted in such number of days or other period.

PART 2
DIRECTORS

2.01 Notice of Meeting

Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 4.01 no less than 48 hours before the time of the meeting (except in the case of emergency meetings where such notice shall be no less than 24 hours). Without limiting Section 4.06, no prior notice need be given if all directors agree to waive notice.

The board may determine, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04 Quorum for Board Meetings

A quorum at meetings of directors shall be as set out in the by-laws of the Corporation.

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the chief executive officer of the Corporation, if present, a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall have a second or casting vote.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3
SECURITY CERTIFICATES, PAYMENTS

3.01 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The chief executive officer or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

3.02 Payments

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque (or by wire transfer or any other type of electronic payment) drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder's address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque (or the provision of an electronic payment) as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

3.03 Payments to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing. For greater certainty, any such payments made hereunder may be made by electronic means as contemplated in Section 3.02.

3.04 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in these administrative rules, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

3.05 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

3.06 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

3.07 Interest; Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

3.08 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 4
NOTICES

4.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws, the administrative rules or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, provided by facsimile, electronic document, in accordance with the Act. Notice shall not be sent by mail to anyone to whom notice may be given, in a municipality, if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally, by facsimile, by electronic means, or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

4.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation. For greater certainty, any such notice made hereunder may be made by electronic means as contemplated in Section 4.01.

4.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

4.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

4.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a) by accident, notice was not given to any person;

(b) notice was not received by any person; or

(c) there was an error in a notice that did not affect the substance of the notice.

4.06 Waiver of Notice

Any person entitled to notice under the Act, the articles, the by-laws or the administrative rules may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

MADE by the board on the 10th day of December, 2004.

Chief Executive Officer

Secretary

Received Mar-18-05 02:40pm From-514 842 1378 To-Fasken Martineau DuM Page 023

ING

ING Canada Inc.
Annual Meeting of Shareholders
April 19, 2005

REPORT ON VOTING RESULTS

This report describes the matters voted upon and the outcomes of the votes conducted at the Annual Meeting of Shareholders of ING Canada Inc. For more information on the proposals submitted to the shareholders, please refer to the Management Proxy Circular.

86.56% of the votes related to common shares issued and outstanding as of the record date of March 18, 2005, as well as at April 19, 2005, were represented at the Meeting.

1. Election of Directors

All of the nominees for election as directors at the Annual Meeting received over 99% of votes in favour of their election.

2. Appointment of Auditor

For: 99.9% Withheld: Less than 0.1%

Yours truly,

/s/ Françoise Guénette

Françoise Guénette
Senior Vice-President, Corporate & Legal Services,
and Secretary

ING

General Code of Conduct
ING Canada Inc.

Approved by
the Board of Directors of ING Canada
on August 10, 2005

TO ALL ING CANADA DIRECTORS, OFFICERS AND EMPLOYEES:

A company's reputation depends largely on its people and ING Canada owes the excellent reputation it enjoys today to all of its directors, officers and employees, past and present.

In 1998, we introduced an integrated ING Canada Code of Conduct (reviewed in 2001) that would also apply to all our subsidiaries and which elaborated on our commitment to maintain the highest standards of business ethics. Since 1998, our businesses have grown and developed considerably, and in 2004 we became a public company. We are now a major public P&C organization and we operate in the context of an increasingly competitive and multifaceted environment. As a consequence, the legal, regulatory and compliance responsibilities of our people and our operations are greater and more complex. It is therefore important that we re-emphasize our commitment to the principles of integrity, professionalism and respect for the law that ING has always stood for, especially in the context of our status as a public issuer and our duties to all of our shareholders.

We are therefore pleased to introduce our new General Code of Conduct (2005). The basic assumptions set out in this Code of Conduct should be the foundation for all behaviour within ING Canada. Our new Code of Conduct is part of everyone's job responsibility and we urge you to take the time to read it carefully.

Thank you,

Yves Brouillette
Chairman of the Board

Claude Dussault
President and Chief Executive Officer

ING Canada General Code of Conduct

This General Code of Conduct is adopted by and shall be applicable to all business operations and companies comprising ING Canada in Canada (or any successor organization).

General Code of Conduct

The compliance principles that underlie the following standards are the foundation of all policies, guidelines and programs of the ING Canada Business units and companies ("ING Canada" or "ING"). While the content of the procedures to implement the policies may be adapted to reflect specific situations, the underlying principles must never be violated.

The key elements of the General Code of Conduct are to:

I. **Comply with applicable legislation, regulations, policies and business ethics precepts;**
II. **Treat confidential information with appropriate care; and**
III. **Report violations or suspected violations appropriately.**

Every Business unit and company will have procedures in place to implement the standards outlined in the General Code of Conduct and the Policy Statements (collectively this "Code of Conduct"). Certain businesses may have additional rules in view of their specific business processes.

The basic assumptions set out in this Code of Conduct should be the foundation for all behaviour within ING Canada. Just as ING Canada expects standards of professionalism and integrity when dealing with customers, providers, distributors, and other third parties, it also regards it as of the greatest importance that all directors, officers, associates, agents and employees act professionally and with integrity towards one another. Everyone is expected to be guided by these principles in their conduct and behaviour towards each other. To this end, we will respect the privacy of our fellow employees and we are committed to a professional workplace free of discrimination and harassment. You should recognize that **discrimination** is the act of treating a person unequally by imposing unequal burdens or denying benefits, rather than treating a person fairly on the basis of individual merit. Discrimination is usually based upon personal prejudices and stereotypical assumptions related to race, ancestry, place of origin, place of residence, political beliefs, social origin, social condition, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, marital status, family status or handicap. **Harassment** means engaging in a course of vexatious comments or conduct that is known or should reasonably be known to be unwelcome. ING Canada will not tolerate any discrimination or harassment in the workplace.

Organization Responsibilities

ING believes it is necessary to comply with all applicable rules, laws, and ethical business standards in each of the markets in which we operate in order to safeguard ING's good reputation and integrity, these being primary requirements for operating in the international financial world. It is our stated goal to successfully conduct our operations while maintaining

the highest standards of business ethics in all dealings with employees, brokers, policyholders, shareholders, clients, suppliers, members of the public and all other parties, whether individuals, organizations, corporations or governmental bodies with whom we deal.

This Code of Conduct is part of a compliance plan the purpose of which is to:

1. Establish compliance standards and procedures for directors, officers, employees and other agents that are reasonably capable of reducing the prospect of unethical or criminal conduct and compliance risk;

2. Assign the overall responsibility to oversee compliance to specific high-level officers and executives of ING Canada;

3. Use due care not to hire or retain individuals who ING Canada knows, or should know, might engage in illegal activities, or delegate discretionary authority to individuals who it knows, or should know, might engage in illegal activities;

4. Take steps to effectively communicate the standards and procedures to all directors, officers, employees and other agents, through training programs and publications;

5. Take reasonable steps to achieve compliance with the above standards through monitoring, internal controls, auditing, and reporting systems that allow directors, officers and employees to disclose unethical, criminal or non-compliant activities without fear of retribution;

6. Enforce ING Canada's standards through appropriate disciplinary mechanisms; and

7. Take all reasonable steps, following detection of an offence, to respond appropriately to the offence and to prevent further similar offences.

Other parts of the compliance plan include designated Compliance Officers, compliance manuals, corporate policies and guidelines, regular compliance reporting and compliance auditing.

Employee Responsibilities

This Code of Conduct is part of everyone's job responsibility. Therefore, as you read this Code and the attached Policy Statements, take note of the underlying principles and the rules of conduct contained here.

We operate on the basis that considerable trust and confidence is placed in each and every one of our directors, officers, and employees. The purpose of this Code is to provide guidance and direction with respect to issues that may arise from time to time. Our goal of keeping and achieving a desired reputation for fair dealing will not be realized unless everyone is vigilant. Should any doubt arise with respect to the application or interpretation of these policies, or if you

wish to report any violation, contact Human Resources or the Legal and Compliance Department.

Key Elements

I. <u>Legislation, Regulations, Policies and Business Ethics Acceptability</u>

We must comply with legislation and regulations applicable to our daily business operations as well as complying with internal directives and rules. Become familiar with and comply with the laws and regulations that govern your area of responsibility. If in doubt concerning the application of a particular law, seek and be guided by the advice of the Legal and Compliance Department. Decisions regarding the application of the various laws should not be made without that advice. No one is authorized to take any action that the Legal and Compliance Department has advised would constitute a violation of the law or that would constitute a violation of compliance manuals, corporate policies and guidelines.

Illegal or Ethically Unacceptable Activities
No one is permitted to perform or arrange any financial or administrative actions or to make recommendations that they know, or may reasonably be expected to know, would involve ING Canada in a breach of legislation or regulation or that ignore internal directives or rules. No Business unit may conduct business with any person, institution or enterprise connected with activities that are illegal or that could be regarded as ethically unacceptable. We will not provide services for a customer if there is reason to suspect that the funds or cash equivalent involved were acquired through crime. The same applies to services aimed at keeping funds away from audits by the tax authorities. Consult your Management or the Legal and Compliance Department if in doubt as to the ethical acceptability of a business activity.

Observation of Foreign Laws
We should do nothing in connection with any international transaction and take no action in any foreign country that would be illegal or improper in Canada, or any other jurisdiction related to such transaction. You are also expected to observe all applicable foreign laws to which any person or ING Canada may be subject. This includes foreign tax or exchange control laws or regulations. No actions should be taken that are intended to improperly circumvent the application of such laws.

Cooperation with Law Enforcement Authorities
We will cooperate with all law enforcement authorities to the extent permitted by regulations governing customer confidentiality. We should be careful not to provide support or assistance to customers who are seeking to deceive law enforcement agencies or other government bodies by providing incomplete or misleading information. If you become aware of facts that lead you to suspect that funds involved in a transaction come from illegal activities, or even that the transaction itself is illegal, immediately report the suspicion and the circumstances to the Legal and Compliance Department. If you suspect wrongdoing but do not inquire further, you may be deemed under the law to possess knowledge based on the legal principle of "willful blindness."

It is ING Canada's intent to conduct business in a way that not only conforms to the letter of the law, but also promotes the spirit of fairness and honesty behind the laws.

See Appendix I for Policy Statements that provide guidance on complying with competition laws, the proper conducting of advertising and marketing, appropriate currency transactions and preventing money laundering, political and community activities, avoiding or disclosing conflicts of interest, unlawful software copying, and compliance with the *Corruption of Foreign Officials Act*.

II. Treatment of Information

Information that is available to you through your job or position is, in principle, confidential and should be treated as such. You may not disclose or provide access to confidential information obtained or developed in the course of our business.

ING Canada will abide by all applicable Canadian privacy legislation. We promise that we collect only the customer information necessary to consistently deliver responsive products and services, maintain safeguards to ensure information security, and limit how and with whom we share customer information.

For the purposes of this Code of Conduct, "confidential information" includes, but is not limited to: information concerning fellow employees, policyholders, claimants, agents, computer system passwords, current or proposed corporate strategic or business plans, proposed corporate investments or other activities to anyone other than those who have a legitimate need for such information in the normal conduct of our business or as may otherwise be required by law. The obligation to maintain the integrity of confidential information continues even after you discontinue employment with ING Canada.

Confidential information pertaining to ING Canada must be held in the strictest confidence and not be used as a basis for personal gain by you or your family. You must avoid any misuse of inside information and any conflict of business and private interests, or the appearance thereof.

Financial or other corporate information is not to be released to any person unless it has been published or otherwise made generally available to the public in accordance with applicable securities and disclosure regulations. Together, the general principles on private investment transactions and specific rules on private securities transactions serve to prevent insider trading and conflicts of business and private interests, or the appearance thereof. This ensures the integrity of ING Canada and ING Group.

See Appendix II for Policy Statements concerning the keeping of accurate books and records, standards of dealing with the media, the requirements against revealing trade secrets, the requirements to prevent insider trading, how computer information should be secured and the requirements for written agreements.

III. Reporting Breaches

A breach of the rules in this Code of Conduct or the Policy Statements may result in disciplinary action. Depending on the seriousness of the breach, the matter will be dealt with directly by line Management, by the Human Resources Department or by the Legal and Compliance Department.

Everyone shares the responsibility for ensuring that the principles in this Code of Conduct are upheld and for reporting non-compliance with this Code. In cases of doubt about the interpretation of the General Code of Conduct, consult Management or the Legal and Compliance Department.

See Appendix III for Policy Statements concerning the open or confidential reporting and recording of General Code of Conduct violations.

Summary

We share a responsibility to protect ING Canada's reputation and the reputation of ING Group to which it partly belongs, in addition to abiding by our obligations toward all our shareholders. All of us have the duty of understanding and upholding the intent and key elements of this Code of Conduct. We should act within the spirit of this Code and use our common sense. We strive to be able to approach each other with our concerns, all of us charged with the reliable and professional operation of all ING Business units and companies.

It takes courage to raise an ethical business issue — especially if it involves a situation in an area of accountability. ING Canada will support each of us in carrying out such an obligation. Integrity and reputation are key to any long-lasting success and in the best interest of our fellow employees, shareholders, those with whom we do business and the public at large.

Appendices of Policy Statements

The topics and issues in the attached Policy Statements are intended to serve as general guidelines to supplement this General Code of Conduct in specific areas. The absence of specific reference to some other topic, or failure to restrict or prohibit specific actions or behaviour, should not be construed as either express or tacit approval of such actions or behaviour. In addition to following or complying with the standards set forth in the Policy Statements, and in any policy, guideline or directive derived from this General Code of Conduct and the Policy Statements, directors, officers and employees of ING Canada should apply prudent judgement and, in appropriate circumstances, seek guidance from their supervisors, the Human Resources Department or from the Legal and Compliance Department where any question of the appropriateness of specific actions or behaviours is at issue.

Appendix I

Policy Statements concerning Legislation, Regulations, Policies and Business Ethics Acceptability

A. Competition Laws

ING Canada's policy is to comply fully with both the letter and spirit of any and all competition laws applicable to each business. Activities that involve limiting competition, restraining trade and other anti-competitive efforts to dominate a market can violate competition laws. Violating competition laws can expose ING Canada to regulatory sanctions, criminal penalties and to civil lawsuits that could limit our ability to carry on business.

Agreements with competitors regarding pricing, terms, or conditions of sale, or allocation of products, business markets, customers, or territories are prohibited. It is also against ING Canada's policy to communicate, directly or indirectly, with any competitor regarding its present or contemplated business actions, to include any pricing, terms or conditions of sales.

Competition law concerns may also arise in the formation of teaming agreements, joint ventures, strategic alliances or other cooperative efforts to obtain business by combining the complementary capabilities of ING and another company. In this connection, initial discussions with potential partners on the feasibility of a cooperative arrangement are permissible. However, before any commitment to form such an arrangement is made, prior review by the Legal and Compliance Department or a law firm designated by it is required.

B. Advertising and Marketing

As part of the financial services industry, our Business units are highly regulated. There are specific requirements for how our products may be marketed and advertised. Canadian competition laws expressly forbid misleading advertising. In addition, the distribution channels we use must meet regulatory and statutory requirements.

We should not disparage any of the products, services or employees of any of our competitors. If we do engage in any comparison of our products against those of our competitors, such comparisons should be fair and accurate. All use of trademarks and trade names should be in accordance with the law and our policies governing such use. Employees should consult the Legal and Compliance Department for further guidance.

C. Money Laundering and Currency Transactions

The term "money laundering" covers every method used to surface wealth from the underground economy so that it seems to have originated from a legitimate source.

Laws designed to combat money laundering have been enacted in Canada and impose significant mandatory reporting requirements for suspicious financial transactions and the cross-border movement of large amounts of currency. Large cash transactions of $10,000 or more, must be

reported to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and recorded in a large cash transactions record. We must take care to identify the ownership and source of funds if the customer is making a single large deposit. Under no circumstances can we conduct business transactions with customers who fail to provide evidence of their identity and appropriate information.

Suspicious transactions should be reported to the Business unit Compliance Officer or to the Legal and Compliance Department.

D. Political and Community Activities

ING has an active policy of supporting social and community activities as part of our corporate citizenship. ING Canada encourages employees to take a similarly active role in the community, including interest in political and governmental affairs and keeping informed of political issues and the positions of various candidates for public offices.

Unless specifically authorized to act on behalf of ING Canada, in all cases of participation in political or community activities, everyone must act as an individual only. You may, certainly, identify yourself as an employee of ING Canada or as a member of your profession but must make it clear that your views are your own and are not necessarily the views of ING Canada. You should act independently, professionally and with integrity in external contacts. Involvement in community organizations or other enterprises must not, however, result in conflicts of business and private interests. If your position in ING Canada is such that your personal views will be mistaken for those of ING Canada, great discretion should be used in public settings. Service on any organization's board of directors, which could cause the appearance of an employee speaking for ING Canada, should be disclosed and approved by Management.

ING recognizes that individuals may want to make personal financial contributions to the election campaigns of candidates of their choice. All such activities are at the employee's sole expense and no reimbursement in any form shall be made by ING. No partisan political activities by employees shall be conducted on ING premises or on company time or under any circumstance that would create the appearance that such activity is sponsored by ING.

All directors, officers and employees shall abide by the laws and ING policies regarding political donations by or on behalf of ING Canada or any of its subsidiaries.

E. Relationships With Government Officials and Personnel

Employees who deal with government employees or officials or who deal with contracts with any government entity are responsible for knowing and complying with applicable laws and regulations. When dealing with government personnel, employees should avoid even the appearance of impropriety.

The rules regarding what constitutes lobbying varies in each jurisdiction. Any lobbying activities or government contacts on behalf of ING should be coordinated with the Legal and Compliance Department.

F. Conflicts of Interest

Conflicts of interest — conflict between the obligations of your employment or your role as a director or officer and your private interests — must be avoided or disclosed. It is very important for all of us to avoid any actual or apparent conflict of interest. Anytime such conflict appears, or you are concerned such conflict might develop, discuss the matter with your immediate supervisor or with the Legal and Compliance Department. Some clear conflict of interest situations that should be disclosed or avoided include the following:

(a) Any ownership interest in any customer, supplier or competitor (other than nominal amounts of ownership in publicly traded companies);

(b) Any consulting or employment relationship with any customer, supplier or competitor;

(c) Any outside business activity that is competitive with any of the ING Canada businesses;

(d) The receipt of any inappropriately significant gifts, or excessive entertainment from any company with which we have business dealings by anyone in ING Canada is against our policy. Any such gifts should immediately be returned and reported to your immediate supervisor. If immediate return is not practical, such gifts should be given to the Corporate Communications Department or to Management for charitable disposition or such other disposition as appropriate. You are urged to make our policy known to those with whom you deal so that these situations do not arise;

(e) Any outside activity of any type that is so substantial as to call into question the ability to devote appropriate time and attention to job responsibilities with ING Canada;

(f) The service on any board of directors of any customer, supplier, or competitor unless such board service has been disclosed to and approved by Management;

(g) Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefits of a relative;

(h) Taking advantage of an opportunity learned of in the course of employment with ING Canada, such as by acquiring property or leases ING Canada may be interested in or tipping a third party to take advantage of such an opportunity; and

(i) Selling or buying anything to or from ING Canada (except appropriate insurance, investment and banking products directed to employees or pursuant to any normal program of compensation or disposal of surplus company property that is offered to all employees in general).

Anything that presents a conflict for you would probably also present a conflict if it is related to a member of your family or a close relative. For example, ownership of shares in competitors or suppliers or receipt of gifts or entertainment by members of your immediate family would create the same conflict of interest as if the shares were owned or the entertainment received by you. If in doubt, discuss the situation with your manager or with the Legal and Compliance Department to prevent possible misunderstandings and embarrassment at a later date.

G. Software Copying and Other Types of Unlawful Copying

We respect copyright laws and observe the terms and conditions of any license agreements to which ING Canada has agreed. In most cases, this means that the software used by our employees is copyrighted, and that we do not have the right to make copies of that software except for "back up" purposes. This includes not only the substantial software programs we may license, but also the smaller "shrink wrap" programs used for word processing, spreadsheets and data management. Both the license agreement and general copyright laws prohibit duplication of these programs. This is true even if the programs are not "copy protected."

Our policy is to license a sufficient number of programs to provide for legitimate business requirements. For example, if a unit has six word processors all using their equipment simultaneously, they should have six word-processing programs. They should not simply acquire one word-processing program and then make five copies for the others. Copyright laws and copy policy would also prohibit you from making copies of programs you use at work for personal use.

H. The Corruption of Foreign Public Officials Act

The *Corruption of Foreign Public Officials Act* in Canada, and similar legislation in other countries, requires that we be very careful in making any payments to any foreign agents under circumstances in which it may appear, in hindsight, that these payments were made to foreign officials to induce them to give a company business or to buy a company's products. The *Corruption of Foreign Public Officials Act* prohibits the bribing of any foreign public official; other laws, as well as ING Canada policy, prohibit any commercial bribery of any nature. Payments that we make to agents or suppliers should always be strictly for services rendered, and the amount stated should be reasonable given the nature of those services.

Appendix II

Policy Statements Concerning Treatment of Information

A. Accurate Books and Records

In all of our operations, it is against company policy for any employee to cause our books and records to be inaccurate in any way. Examples would include: making the records appear as though payments were made to one person when, in fact, they were made to another; submitting expense accounts that do not accurately reflect the true nature of the expense; and the creation of any other records that do not accurately reflect the true nature of the transaction.

It is the duty of all directors, officers and employees to ensure the accuracy of the books and records of the company as presented to shareholders and certified by Senior Management.

It is very important that you do not create or participate in the creation of any records that are intended to mislead anyone or conceal anything that is improper.

B. Media and Public Relations

We value relationships with those in the media and will endeavour to provide full and prompt disclosure of all material developments or events. Subject to Section D below, media relations are the responsibility of the Corporate Communications Department, and all statements to the media or responses to inquiries from the media shall be either handled through the Corporate Communications Department or coordinated with them.

Only designated spokespeople may communicate on behalf of ING Canada with the media. If you are asked for a statement from a member of the media, refer them to the Corporate Communications Department.

In addition, care should be taken not to make statements in a public setting that could be interpreted to reflect the position of ING Canada when these are personal, independent views.

C. Trade Secrets and Confidential Information

All employees should appropriately safeguard secrets and confidential information and refuse any improper access to trade-secret and confidential information of any other company, including our competitors. If you are approached by the media, do not comment, but (as outlined above) refer the media person to the official ING spokesperson.

Confidential or proprietary information includes any information that is not generally disclosed and that is useful or helpful to ING Canada and/or that would be useful or helpful to competitors of ING Canada. It includes not only information about us, but may include information that might be learned about other companies in the course of your job. Common examples include: financial data; sales figures for individual products or groups of products; planned new products or planned advertising programs; areas where ING Canada intends to expand; ways in which we

develop or price our products; lists of suppliers; lists of customers; wage and salary data; capital investment plans; projected earnings; changes in Management or company policies; testing data; suppliers' prices to us; or any plans we may have for improving any of our products. Such information also includes any documents containing drawings that may be labeled confidential or proprietary.

In terms of our own trade secrets and confidential information, the following are our guidelines:

1. Any proprietary information to which we may have access should be discussed with others within ING Canada only on a need-to-know basis.

2. If we wish to disclose our own trade secrets or confidential information to people outside of ING Canada, it should be done only in conjunction with appropriate trade-secret or confidential-information disclosure agreements, which can be provided by the Legal and Compliance Department.

3. We should always be alert to inadvertent disclosures that may arise in either social conversations or in normal business relations with our suppliers and customers.

4. When and where appropriate, ethical walls/Chinese walls should be established to manage confidential information and prevent inadvertent access, communication and misuse.

In terms of confidential and proprietary information of other companies, the following should be our guidelines:

1. We should not receive any such information except pursuant to written confidentiality agreements that can be supplied by the Legal and Compliance Department. Since we may incur some liability if we improperly disclose information that has been provided to us in confidence, we should receive such information only when there is a clear commercial reason for doing so and then only under the terms and conditions of a properly drawn agreement that protects both parties' interests.

2. While we should always be alert to our competitive surroundings and obtain as much information as possible about the marketplaces in which we operate, we must do so only in accordance with sound and ethical business practices. We must never be a party to any situation in which such proprietary or confidential information has been improperly obtained from any other company, such as by a former employee. If you are approached with any offer of confidential information that you have reason to believe may have been obtained improperly, immediately discuss this matter with your immediate supervisor and/or the Legal and Compliance Department.

D. Insider Trading and Corporate Disclosure

ING Canada is a public company with publicly traded securities and therefore must comply with certain legal and regulatory requirements. Public companies are required by securities laws to

disclose "material" information or changes in their business to the public in a timely manner. In this regard, ING Canada has created a Disclosure Committee to oversee ING Canada's disclosure practices and procedures.

Any employee who becomes aware of any material fact or material change concerning ING Canada or its subsidiaries must immediately report such material fact or change to the Secretary's Office or to any member of the Disclosure Committee. The Disclosure Committee will consider the situation and decide on the next steps regarding such situation.

All media queries must be coordinated and managed by the Corporate Communications group, including queries on:

1) "Material" or "potentially material" information relating to corporate matters (e.g. financial performance, strategy, financial reorganization, major litigation, etc.);
2) National industry trends and issues;
3) Business practices (underwriting, claims);
4) Legal proceedings relating to corporate matters or to claims related matters;
5) Regulatory issues.

Securities laws prohibit employees and others from buying or selling securities based on information not publicly available. If your duties are such that you are placed in a situation of access to such information, you may not use such information for personal benefit or for the benefit of others or for the benefit of ING Canada. Nor may this information be passed on to others for your or their benefit. Any person who inadvertently discloses a material fact or change to a third party must immediately report such disclosure to the Secretary's Office or any member of the Disclosure Committee.

When and where appropriate, ethical walls/Chinese walls should be established to manage material information and prevent inadvertent access, communication and misuse.

While all employees are covered by this general policy, there are additional restrictions placed by ING Canada on certain highly placed executives. ING Canada has adopted policies on the treatment of material information, insider trading, and corporate disclosure that provide for quarterly blackout periods during which time such executives are restricted from purchasing or selling ING Canada securities. Additional blackout periods may be prescribed from time to time, applicable to appropriate individuals.

If uncertain about the legal rules involving the purchase or sale of any ING Canada-related securities or any securities in companies that are encountered by virtue of employment responsibility, consult with the Legal and Compliance Department before making any such purchase or sale. Failure to comply with this policy may result in serious consequences, including civil and criminal penalties, and internal disciplinary action or termination of employment.

E. Securing Computer Information

The general rule on the use and security of computers, equipment, software and data collections is that the use of these is only permitted in the performance of work. Use for non-business purposes requires the formal permission of Management. You are responsible at all times for keeping data confidential. Discovery of unauthorized use and/or breach of the duty of confidentiality may result in disciplinary action. Any loss arising from unauthorized use may be recovered from you.

Equipment must not be left unattended while active; close active sessions on leaving a workstation. PCs or workstations must be secured by a lock or equivalent security (password) when not in use. Possible weaknesses in security should be reported to Management. You are forbidden to test the security of systems unless authorized to do so.

Computer equipment and software must not be used unless a virus check has been carried out. All diskettes received from outside must be checked for viruses by the IT Department before they are used. The IT Helpdesk must be informed immediately if you suspect that a virus is active. You are not allowed to disable viruses yourself.

You must have prior permission from Management to download and process business data collections on a private computer and other equipment. Data and software should be deleted from the private computer and other equipment immediately after the work has been done. For more detail, please consult ING Canada's information technology security policies.

F. Agreements in Writing

Our policy is to have all commercial transactions evidenced by full and complete written agreements. Oral contracts, brief letters of understanding, letters of intent and "handshake deals" are discouraged. Where standard written contracts have been developed, these should be used except to the extent that changes are authorized either by Management or the Legal and Compliance Department. Of course, in some cases, the minor nature of the transaction or the need to act promptly may preclude a full written contract. Those situations, however, should be minimized.

The following matters shall be evidenced by full written contracts and must be approved at the appropriate level, which, in some cases, is the Board of Directors.

(1) Any contract involving real estate, whether it be for purchase of the real estate or merely for lease or sublease of the real estate;

(2) Any license agreement for any patent, trademark, trade name, or copyright. This includes software licenses (In the case of shrink-wrap programs, the license agreement will be underneath the transparent wrap on the software package itself. In the case of any trial or test of any software package other than a shrink-wrapped package, you should use the standard trial and test agreement or a suitable alternative approved by the Legal and Compliance Department or Management.);

(3) Any contract for the acquisition of any other business, portion of any business, or for the sale of any ING Canada business, portion of any business, or product line;

(4) Any distributorship or similar agreement;

(5) Any contract of any nature to act as either a prime contractor or a subcontractor (of any tier) to the federal, provincial or municipal government;

(6) Substantial borrowings, guarantees and loans;

(7) The formation or dissolution of any subsidiary;

(8) Any transaction between ING companies; and

(9) Any mortgage, sale or leaseback transaction.

Appendix III

Policy Statement Concerning Reporting Breaches of Conduct and Infractions and Further Action

A. Reporting and Recording Procedures

In the ordinary course of business, if a manager establishes that there has been a "minor" breach of the General Code of Conduct, he or she has responsibility for settling the matter.

If the manager is in doubt about the seriousness of the breach, or suspects that the breach of the General Code of Conduct is such that ING Canada or a third party could suffer loss, that ING Canada could be compromised, or that there is a risk of liability for ING Canada, he or she will report the matter to the Legal and Compliance Department.

In cases of doubt, or if it is suspected that an employee is guilty of having breached the General Code of Conduct in such a way as to create an *irregularity*, Management of the Business unit will report the matter to the Head of Compliance or the Legal and Compliance Department.

An *irregularity* is a breach of the General Code of Conduct, either through an unauthorized transaction or negligence by an employee that caused or could cause loss to ING or a third party, where the loss is regarded as other than a normal business risk, such as:

1. Losses through obtaining or effecting personal gain or gain to another by the employee at the cost of ING or a third party;

2. Losses through ING's possible liability towards a third party;

3. Losses through the possible compromising or embarrassment of ING;

4. Losses resulting from improper insider trading or use of confidential material information;

5. Losses resulting from breaches of procedure regarding accounting or auditing matters.

An investigation into a suspected irregularity reported by the Management of the Business unit or company will be carried out as quickly as possible. The Head of Compliance may utilize the services of the Corporate Audit Services, the Human Resources Department, or any other department as necessary to complete an investigation. Outside experts or consultants may be used.

Disciplinary action relating to a breach of the General Code of Conduct may include:

1. A verbal notice;
2. A written notice to be included in the employee's personnel file;

3. A suspension of the employee or person who has breached or who is suspected to have breached the General Code of Conduct, with or without pay;
4. Termination of the employee;
5. Civil recourse against the employee or person who has breached the General Code of Conduct.

If the investigation reveals an alleged criminal offence, this will be reported to the proper authorities.

No one will suffer any adverse action or career disadvantage for questioning an ING Canada practice or reporting in good faith a suspected irregularity or other violation of this Code. ING Canada will investigate possible violations. Investigations will respect the rights of all parties concerned. The identity of employees involved will be kept confidential unless we are required to reveal it in order to enforce the General Code of Conduct or by applicable law or judicial process. These same principles apply equally to directors, officers, providers, consultants and agents.

B. Confidential Reporting

It is the declared and continuing policy of ING Canada that directors, officers, employees, consultants and agents shall not knowingly engage in, or provide assistance to others in, any unfair or deceptive practice that involves dishonesty or a breach of trust. This includes but is not limited to any activity that constitutes fraud or deceit, misappropriation of funds or personal property, forgery, embezzlement, unauthorized alteration of documents, or insider trading or tipping.

We believe that you have an affirmative duty to report any known fraudulent activities to Management or to the Legal and Compliance Department. No retaliation by ING Canada will be taken against any person who, in good faith, provides a report on a possible violation of law, business ethics, or company policy, — no matter what the report concerns. Such reports may be made on a confidential and anonymous basis in accordance with ING Canada's procedure for confidential reporting.

If you fail to respond while having knowledge of violations, you will be subject to disciplinary action, including but not limited to termination of agent contracts or employment, recommendation of license revocation and criminal prosecution, and civil litigation and restitution.

If you have no knowledge of violations of the General Code of Conduct, you need not respond. Your silence is deemed as confirmation that you are in compliance with the Code and have no knowledge of violations of that policy by any other representatives of ING Canada.

In addition, information may always be provided directly to the Legal and Compliance Department, any executive of ING Canada or Corporate Audit Services.

We will cooperate fully with law enforcement and regulatory agencies in the investigation and reporting of established violations of our policy.

We believe that an insistence on adherence to the highest standards of business ethics benefits all our stakeholders — customers, policy owners, agents, directors, officers, employees and our shareholders.

Appendix IV

ING Canada Contact Names

Legal and Compliance Department:

Françoise Guénette
Senior Vice President, Corporate and Legal Services and Secretary
Chief Legal Officer
181 University Ave., 7th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5140 *Fax: (416) 941-5322*
Telephone: (514) 985-7111, ext. 8370 *Fax: (514) 842-6958*

Chantal Denommée
Vice President, Legal and Compliance Services
1611 Cremazie Boulevard East, 10th Floor, Montreal, Quebec, H2M 2R9
Telephone: (514) 985-7111, ext. 8371 *Fax: (514) 842-6958*

Richard Langevin
Vice President, Legal and Compliance Services
181 University Ave., 7th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5334 *Fax: (416) 941-5322*

Compliance Team

Gordon Manning
Head of Compliance and Senior Counsel
181 University Ave., 7th Floor
Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5167
Fax: (416) 941-5322

Melody Chen
Legal Counsel
181 University Ave., 7th Floor
Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5387
Fax: (416) 941-5322

Jean-Michel Hébert
Legal Counsel
1611 Cremazie Boulevard East, 10th Floor
Montreal, Quebec, H2M 2R9
Telephone: (514) 985-7111, ext. 8377
Fax: (514) 842-6958

Danistan Saverimuthu
Legal Counsel
1611 Cremazie Boulevard East, 10th Floor
Montreal, Quebec, H2M 2R9
Telephone: (514) 985-7111, ext. 8367
Fax: (514) 842-6958

*All lawyers in the ING Canada Legal and Compliance Department are Compliance Officers

Human Resources Department:

Rhonda Lawson
Senior Vice President, Human Resources
200 University Avenue, 13th Floor, Toronto, Ontario, M5H 4B8
Telephone: (416) 217-7202 *Fax: (416) 217-0000*

Gilles Bourque
Vice President, Human Resources
2450 Girouard Street West, St-Hyacinthe, Quebec, J2S 3B3
Telephone: (450) 773-9701, ext. 2254   Fax: (450) 773-1423

Lorraine O'Connor
Vice President, Human Resources
75 Eglinton Avenue East, Toronto, Ontario, M4P 3A4
Telephone: (416) 440-8570   Fax: (416) 440-7930

Denise Thompson
Vice President, Human Resources
75 Eglinton Avenue East, Toronto, Ontario, M4P 3A4
Telephone: (416) 440-8586   Fax: (416) 440-7930

David Harris
Vice President, Human Resources
1300-321, 6th Avenue SW, Calgary, Alberta, T2P 4W7
Telephone: (403) 231-1305   Fax: (403) 266-1196

ING Wealth Management and ING Investment Management:

Heather Schoeler
Vice President, Compliance
200 University Ave. 13th Floor, Toronto, Ontario, M5H 4B8
Telephone: (416) 217-7214   Fax: (416) 217-0662

Anna Ceschia
Director, Compliance
200 University Ave. 13th Floor, Toronto, Ontario, M5H 4B8
Telephone: (416) 217-5900, ext. 2817   Fax: (416) 217-0662

Michael D'Agrosa
Director, Compliance
181 University Ave., 6th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5337   Fax: (416) 941-1538

Corporate Communications Department:

Gilles Gratton
Director, Corporate Communications
200 University Ave. 13th Floor, Toronto, Ontario, M5H 4B8
Telephone: (416) 217-7206   Fax: (416) 217-0612

Corporate Audit Services:

Harry Mohabir
Vice President, Corporate Audit Services
181 University Ave., 9th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5224   Fax: (416) 941-5161

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This short form prospectus is a base shelf prospectus and has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, except as described under "Plan of Distribution", may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act).

SHORT FORM BASE SHELF PROSPECTUS

New Issue and Secondary Offering — September 20, 2005

ING

ING CANADA INC.

$1,000,000,000

Debt Securities
Class A Shares
Common Shares

ING Canada Inc. ("ING Canada") may from time to time offer and issue the following securities: (i) senior or subordinated unsecured debt securities (collectively, the "Debt Securities"); (ii) class A shares ("Class A Shares"); and (iii) common shares ("Common Shares"). The Debt Securities, Class A Shares and Common Shares (collectively, the "Securities") offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

ING Canada may sell up to $1,000,000,000 in aggregate initial offering amount of Securities (or the Canadian dollar equivalent thereof if any of the Securities are denominated in a foreign currency or currency unit) at any time and from time to time during the 25 month period that this prospectus (the "Prospectus"), including any amendments thereto, remains valid. ING Groep N.V. may also offer and sell Common Shares pursuant to this Prospectus. See "Relationship with ING Groep".

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of ING Canada or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Class A Shares, the designation of the particular series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of ING Canada or the holder, any exchange or conversion terms and any other specific terms; and (iii) in the case of Common Shares, the number of shares and the offering price.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be deemed to be incorporated by reference in this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Securities may be sold through underwriters or dealers purchasing as principals, through agents designated by ING Canada (such underwriters, dealers and agents are collectively referred to in this Prospectus as "Investment Dealers" and individually as an "Investment Dealer") or by ING Canada directly pursuant to applicable statutory exemptions, from time to time. See "Plan of Distribution". Each Prospectus Supplement will identify each Investment Dealer engaged in connection with the offering and sale of those Securities to which the Prospectus Supplement relates, and will also set forth the terms of the offering of such Securities including the net proceeds to ING Canada and, to the extent applicable, any fees payable to the Investment Dealers.

Unless otherwise specified, all references to currency amounts in this Prospectus are to Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained without charge from the Secretary's Office of ING Canada Inc., 181 University Avenue, Suite 700, Toronto, Ontario, M5H 3M7, (416) 941-5149 or 1611 Crémazie Boulevard East, 10th Floor, Montréal, Québec, H2M 2R9, (514) 985-7111 ext. 8367. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary's Office of ING Canada at the above-mentioned addresses and telephone numbers.

The following documents of ING Canada filed with the various securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:

(a) the revised initial annual information form of ING Canada dated April 15, 2005 (the "AIF");

(b) the comparative audited consolidated financial statements of ING Canada for the year ended December 31, 2004, including the notes thereto, together with the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations of ING Canada for the year ended December 31, 2004;

(d) the management proxy circular of ING Canada dated March 18, 2005 in respect of ING Canada's annual meeting of shareholders held on April 19, 2005, excluding the sections not required to be incorporated by reference under National Instrument 44-101; and

(e) the comparative unaudited interim consolidated financial statements of ING Canada together with the notes thereto as at and for the three-month and six-month periods ended June 30, 2005 and management's discussion and analysis relating thereto.

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of ING Canada (and management's discussion and analysis relating thereto) filed by ING Canada with the securities regulatory authorities in Canada after the date of this Prospectus and prior to the termination of the offering of the Securities under any Prospectus Supplement will be deemed to be incorporated by reference in this Prospectus.

When new documents of the type referred to in paragraphs (a) through (d) above are filed by ING Canada with and, where required, accepted by the securities regulatory authorities in Canada during the currency of this Prospectus, such documents will be deemed to be incorporated by reference in this Prospectus and the previous documents of the type referred to in paragraphs (a) through (d) above and all material change reports, unaudited interim consolidated financial statements (and management's discussion and analysis relating thereto) and Prospectus Supplements filed by ING Canada with the securities regulatory authorities in Canada before the commencement of ING Canada's financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this Prospectus.

A Prospectus Supplement containing the specific terms for an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the Securities covered by that Prospectus Supplement unless otherwise provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission

for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

FORWARD-LOOKING INFORMATION

Certain of the statements included or incorporated by reference in this Prospectus about ING Canada's current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by ING Canada in light of ING Canada's experience and perception of historical trends, current conditions and expected future developments, as well as other factors that ING Canada believes are appropriate in the circumstances. Many factors could cause ING Canada's actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: ING Canada's ability to implement its strategy or operate its business as ING Canada currently expects; ING Canada's ability to accurately assess the risks associated with the insurance policies that ING Canada writes; adverse capital market developments or other factors which may affect its investments; the cyclical nature of the property and casualty ("P&C") insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; ING Canada's reliance on brokers and third parties to sell its products; ING Canada's ability to successfully pursue its acquisition strategy; the substantial influence of ING Groep N.V.; ING Canada's participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; ING Canada's ability to maintain its financial strength ratings; ING Canada's ability to alleviate risk through reinsurance; ING Canada's ability to successfully manage credit risk; ING Canada's reliance on information technology and telecommunications systems; ING Canada's dependence on key employees; general economic, financial and political conditions; ING Canada's dependence on the results of operations of its subsidiaries; the volatility of the stock market and other factors affecting ING Canada's share price; and future sales of a substantial number of the Common Shares. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements made herein or in the documents incorporated herein by reference. ING Canada has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this section, the term ING Canada refers to ING Canada Inc., and depending on the context, its subsidiaries.

ING CANADA INC.

ING Canada Inc. is a holding company incorporated under the *Canada Business Corporations Act* which, through its operating subsidiaries, provides property and casualty insurance in Canada. The registered and principal business office of ING Canada is located at 181 University Avenue, Suite 700, Toronto, Ontario, M5H 3M7.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be direct unsecured obligations of ING Canada. The Debt Securities will be senior or subordinated indebtedness of ING Canada as described in the relevant Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of ING Canada. The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of ING Canada.

The Debt Securities will be issued under one or more indentures (each, a "Trust Indenture"), in each case between ING Canada and a financial institution to which the *Trust and Loan Companies Act* (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee (each, a "Trustee"). The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by ING Canada. Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the terms and other information with respect to the Debt Securities being offered thereby, including: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Debt Securities will be issued; (iv) the date or dates on which such Debt Securities will mature; (v) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which any such interest will be payable and the record dates for such payments; (vii) the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued; (viii) any redemption term or terms under which such Debt Securities may be defeased; (ix) whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) any exchange or conversion terms; and (xi) any other specific terms.

Debt Securities may, at the option of ING Canada, be issued in fully registered form, in "book-entry only" form (the implications of which are discussed below under "Book-Entry Only System") or may be uncertificated. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the Trustee for such Debt Securities. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

DESCRIPTION OF COMMON SHARES AND CLASS A SHARES

The authorized share capital of ING Canada consists of an unlimited number of Common Shares, an unlimited number of Class A Shares, issuable in series, the rights and preferences of which may be established from time to time by the board of directors of ING Canada, and one special share (the "Special Share"). As at September 19, 2005, 133,732,000 Common Shares, no Class A Shares and one Special Share were issued and outstanding. The Special Share is beneficially owned by ING Groep N.V. See "Relationship with ING Groep".

Common Shares

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of ING Canada and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon voluntary or involuntary liquidation, dissolution or winding-up of ING Canada, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Class A Shares

The Class A shares will be issuable from time to time in one or more series. The board of directors of ING Canada will be authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the Class A shares of each series, which may include voting rights. The Class A shares of each series will rank equally with the Class A shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of ING Canada.

The terms of the Common Shares and the terms of the Class A Shares (as a class) are available at the SEDAR web-site at www.sedar.com.

BOOK-ENTRY ONLY SYSTEM

Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants ("CDS Participants") in the depository service of The Canadian Depository for Securities Limited or a successor or its nominee (collectively, "CDS"). Each of the Investment Dealers named in an accompanying Prospectus Supplement offering securities in "book-entry only" form will be a CDS Participant. On the closing of a book-entry only offering, ING Canada will cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, CDS. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from ING Canada or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the Investment Dealer from which the Securities are purchased in accordance with the practices and procedures of that Investment Dealer. The practices of Investment Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants having interests in the Securities. If: (i) the book-entry only system ceases to exist; (ii) ING Canada determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and ING Canada is unable to locate a qualified successor; or (iii) ING Canada at its option elects, or is required by applicable law or the rules of any securities exchange, to withdraw the Securities from the book-entry only system, then physical certificates representing the Securities will be issued to holders thereof or their nominees.

Transfer, Conversion and Redemption of Securities

Transfers of ownership, conversions or redemptions of Securities will be effected only through records maintained by CDS for such Securities with respect to interests of CDS Participants and on the records of CDS

Participants with respect to interests of persons other than CDS Participants. Holders of Securities who are not CDS Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities, may do so only through CDS Participants. The ability of a holder to pledge Securities or otherwise take action with respect to such holder's interest in Securities (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments and Deliveries

ING Canada will make, or cause to be made, payments of principal, redemption price, if any, dividends and interest, as applicable, on Securities to CDS as the registered holder of the Securities and ING Canada understands that the payment will be forwarded by CDS to CDS Participants in accordance with the customary practices and procedures of CDS. As long as CDS is the registered holder of the Securities, CDS will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. As long as the Securities are held in the CDS book-entry only system, the responsibility and liability of ING Canada in respect of the Securities is limited to making payments of principal, redemption price, if any, dividends and interest, as applicable, on the Securities to CDS, as registered holder of the Securities. ING Canada expects that CDS, upon receipt of any payment in respect of Securities, will credit CDS Participants' accounts in amounts proportionate to their respective interests in the principal amount of such Securities as shown on the records of CDS in accordance with the customary practices and procedures of CDS. ING Canada also expects that payments by CDS Participants to the owners of beneficial interests in Securities held through such CDS Participants will be governed by standing instructions and customary practices, and will be the responsibility of such CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS, and persons other than CDS Participants having an interest in Securities must look solely to CDS Participants, for payments or deliveries made by or on behalf of ING Canada to CDS in respect of such Securities.

Each beneficial owner must rely on the procedures of CDS and, if such beneficial owner is not a CDS Participant, on the procedures of the CDS Participant through which such beneficial owner owns its interest, to exercise any rights with respect to the Securities. ING Canada understands that under existing policies of CDS and industry practices, if ING Canada requests any action of a beneficial owner or if a beneficial owner desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, CDS would authorize the CDS Participant acting on behalf of the beneficial owner to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by ING Canada, any Trustee and CDS. Any beneficial owner that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

None of ING Canada, the Investment Dealers or the Trustee will assume liability or responsibility for: (i) any aspect of the records relating to the beneficial ownership of the Securities held by CDS or the payments or deliveries relating thereto; (ii) maintaining, supervising or reviewing any records relating to the Securities; or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of CDS Participants.

RELATIONSHIP WITH ING GROEP

ING Groep N.V. ("ING Groep") is the principal shareholder of ING Canada. As at September 19, 2005, ING Groep beneficially owned: (i) 93,620,000 Common Shares representing approximately 70% of the outstanding Common Shares and (ii) the Special Share.

ING Canada and ING Groep have entered into a number of agreements that govern their ongoing relationship, including a co-operation agreement, a trade-mark agreement, a non-competition agreement and a registration rights agreement. Copies of these agreements and the terms of the Special Share are available at the SEDAR web-site at www.sedar.com. The terms of these agreements and the Special Share terms are also summarized in the AIF under "Relationship with ING Groep" and "Description of Capital Structure – Special Share".

Registration Rights Agreement

ING Canada has granted ING Groep certain registration rights which are described below. During the 25 months that this Prospectus, including any amendments thereto, remains valid, ING Groep may offer and sell Common Shares pursuant to this Prospectus in connection with the exercise of its registration rights.

During such time as ING Canada is a reporting issuer in Canada and until such time that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, ING Groep will be entitled to sell Common Shares as part of any future prospectus offering of Common Shares that is initiated by ING Canada provided that the Common Shares that ING Groep desires to sell in any such offering are not to exceed 15% of the total number of Common Shares (including Common Shares issuable upon exercise of any over-allotment option) that are subject to the offering. ING Groep will not be entitled to exercise these rights in respect of any offering in which it decides to purchase Common Shares pursuant to the exercise of certain maintenance rights which ING Canada has granted to ING Groep.

In addition to the foregoing, during such time as ING Groep is unable to sell all or any of its Common Shares without such sale being considered a "control distribution", requiring that ING Canada, absent an exemption from such requirement, file a prospectus and obtain a receipt therefor, ING Groep may demand once each calendar year that ING Canada file a prospectus and obtain a receipt therefor provided that such demand relates to all of the Common Shares that it beneficially owns or, alternatively, such demand will result in a minimum offering size of $100.0 million. ING Canada is entitled to defer any such demand in certain circumstances for a limited period.

The terms of ING Groep's registration and maintenance rights are set out in the registration rights agreement and the co-operation agreement referred to above and are summarized in the AIF under "Relationship with ING Groep".

The Prospectus Supplement for any Common Shares offered and sold by ING Groep will identify the selling shareholder, the number of Common Shares being sold by such shareholder and the number of Common Shares to be beneficially owned by ING Groep after the distribution.

PLAN OF DISTRIBUTION

ING Canada may sell Securities to or through underwriters or dealers purchasing as principal, and also may sell Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

A Prospectus Supplement will set forth the terms of any offering of Securities, including the name or names of any Investment Dealers, the initial public offering price, the proceeds to ING Canada, any underwriting discount or commission to be paid to any Investment Dealers and any discounts, concessions or commissions allowed or reallowed or paid by any Investment Dealers to other investment dealers.

The Securities may be sold directly by ING Canada at such prices and upon such terms as agreed to by ING Canada and the purchaser or through agents designated by ING Canada from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by ING Canada to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

Any public offering price and any discounts or concessions allowed or re-allowed or paid to Investment Dealers may be changed from time to time. ING Canada may agree to pay the Investment Dealers a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of ING Canada. Investment Dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with ING Canada to indemnification by ING Canada against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such Investment Dealers may be required to make in respect thereof.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the Investment Dealers may over-allot or effect transactions which stabilize or maintain the market price of ING Canada's securities at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Securities to be issued hereunder have not been, and will not be, registered under the U.S. Securities Act and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the requirements of the U.S. Securities Act.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities will be used by ING Canada for general corporate purposes.

RISK FACTORS

Before deciding whether to invest in any Securities, prospective investors should consider the categories of risks identified and discussed in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the Securities offered by a Prospectus Supplement will be passed upon, on behalf of ING Canada, by McMillan Binch Mendelsohn LLP. As at September 19, 2005, partners and associates of McMillan Binch Mendelsohn LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of ING Canada or any associates or affiliates of ING Canada.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus, the accompanying prospectus supplement and any amendment contain a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CONSENT OF AUDITORS

We have read the short form base shelf prospectus of ING Canada Inc. ("ING Canada") dated September 20, 2005 relating to the sale and issue of up to $1,000,000,000 of Debt Securities, Class A Shares and Common Shares (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of ING Canada on the consolidated balance sheets of ING Canada as at December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated February 15, 2005.

Toronto, Canada
September 20, 2005

(Signed) ERNST & YOUNG LLP
Chartered Accountants

CERTIFICATE OF ING CANADA INC.

Dated: September 20, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement (s) as required by the securities legislation of all provinces and territories of Canada and, for the purposes of the Province of Québec, will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) CLAUDE DUSSAULT
Chief Executive Officer

(Signed) MICHAEL W. CUNNINGHAM
Chief Financial Officer

On behalf of the Board of Directors

(Signed) YVES BROUILLETTE
Director

(Signed) EILEEN MERCIER
Director

NOVA SCOTIA
Securities
Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ING Canada Inc.

Receipt for (Final) Short Form Base Shelf Prospectus dated **September 20, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **21st** day of **September, 2005**.

"Donna M. Gouthro"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

Project # 830580

ING

General Code of Conduct ING Canada Inc.

Approved by
the Board of Directors of ING Canada
on February 14, 2006

TO ALL ING CANADA DIRECTORS, OFFICERS AND EMPLOYEES:

A company's reputation depends largely on its people and ING Canada owes the excellent reputation it enjoys today to all of its directors, officers and employees, past and present.

In 1998, we introduced an integrated ING Canada Code of Conduct (reviewed in 2001) that would also apply to all our subsidiaries and which elaborated on our commitment to maintain the highest standards of business ethics. Since 1998, our businesses have grown and developed considerably, and in 2004 we became a public company. We are now a major public P&C organization and we operate in the context of an increasingly competitive and multifaceted environment. As a consequence, the legal, regulatory and compliance responsibilities of our people and our operations are greater and more complex. It is therefore important that we re-emphasize our commitment to the principles of integrity, professionalism and respect for the law that ING has always stood for, especially in the context of our status as a public issuer and our duties to all of our shareholders.

We are therefore pleased to introduce our new General Code of Conduct (2005). The basic assumptions set out in this Code of Conduct should be the foundation for all behaviour within ING Canada. Our new Code of Conduct is part of everyone's job responsibility and we urge you to take the time to read it carefully.

Thank you,

Yves Brouillette
Chairman of the Board

Claude Dussault
President and Chief Executive Officer

ING Canada General Code of Conduct

This General Code of Conduct is adopted by and shall be applicable to all business operations and companies comprising ING Canada in Canada (or any successor organization).

General Code of Conduct

The compliance principles that underlie the following standards are the foundation of all policies, guidelines and programs of the ING Canada Business units and companies ("ING Canada" or "ING"). While the content of the procedures to implement the policies may be adapted to reflect specific situations, the underlying principles must never be violated.

The key elements of the General Code of Conduct are to:

I. **Comply with applicable legislation, regulations, policies and business ethics precepts;**
II. **Treat confidential information with appropriate care; and**
III. **Report violations or suspected violations appropriately.**

Every Business unit and company will have procedures in place to implement the standards outlined in the General Code of Conduct and the Policy Statements (collectively this "Code of Conduct"). Certain businesses may have additional rules in view of their specific business processes.

The basic assumptions set out in this Code of Conduct should be the foundation for all behaviour within ING Canada. Just as ING Canada expects standards of professionalism and integrity when dealing with customers, providers, distributors, and other third parties, it also regards it as of the greatest importance that all directors, officers, employees, consultants, providers and agents act professionally and with integrity towards one another. Everyone is expected to be guided by these principles in their conduct and behaviour towards each other. To this end, we will respect the privacy of our fellow employees and we are committed to a professional workplace free of discrimination and harassment. You should recognize that **discrimination** is the act of treating a person unequally by imposing unequal burdens or denying benefits, rather than treating a person fairly on the basis of individual merit. Discrimination is usually based upon personal prejudices and stereotypical assumptions related to race, ancestry, place of origin, place of residence, political beliefs, social origin, social condition, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, marital status, family status or handicap. **Harassment** means engaging in a course of vexatious comments or conduct that is known or should reasonably be known to be unwelcome. ING Canada will not tolerate any discrimination or harassment in the workplace.

Organization Responsibilities

ING believes it is necessary to comply with all applicable rules, laws, and ethical business standards in each of the markets in which we operate in order to safeguard ING's good reputation and integrity, these being primary requirements for operating in the international

financial world. It is our stated goal to successfully conduct our operations while maintaining the highest standards of business ethics in all dealings with employees, consultants, providers, brokers, policyholders, shareholders, clients, suppliers, members of the public and all other parties, whether individuals, organizations, corporations or governmental bodies with whom we deal.

This Code of Conduct is part of a compliance plan the purpose of which is to:

1. Establish compliance standards and procedures for directors, officers, employees and other agents acting in this capacity for ING that are reasonably capable of reducing the prospect of unethical or criminal conduct and compliance risk;

2. Assign the overall responsibility to oversee compliance to specific high-level officers and executives of ING Canada;

3. Use due care not to hire or retain individuals who ING Canada knows, or should know, might engage in illegal activities, or delegate discretionary authority to individuals who it knows, or should know, might engage in illegal activities,

4. Take steps to effectively communicate the standards and procedures to all directors, officers, employees and other agents acting in this capacity for ING, through training programs and publications,

5. Take reasonable steps to achieve compliance with the above standards through monitoring, internal controls, auditing, and reporting systems that allow directors, officers and employees to disclose unethical, criminal or non-compliant activities without fear of retribution;

6. Enforce ING Canada's standards through appropriate disciplinary mechanisms; and

7. Take all reasonable steps, following detection of an offence, to respond appropriately to the offence and to prevent further similar offences.

Other parts of the compliance plan include designated Compliance Officers, compliance manuals, corporate policies and guidelines, regular compliance reporting and compliance auditing.

Employee Responsibilities

This Code of Conduct is part of everyone's job responsibility. Therefore, as you read this Code and the attached Policy Statements, take note of the underlying principles and the rules of conduct contained here.

We operate on the basis that considerable trust and confidence is placed in each and every one of our directors, officers, and employees. The purpose of this Code is to provide guidance and direction with respect to issues that may arise from time to time. Our goal of keeping and

achieving a desired reputation for fair dealing will not be realized unless everyone is vigilant. Should any doubt arise with respect to the application or interpretation of these policies, or if you wish to report any violation, contact Human Resources or the Legal and Compliance Department.

Key Elements

I. Legislation, Regulations, Policies and Business Ethics Acceptability

We must comply with legislation and regulations applicable to our daily business operations as well as complying with internal directives and rules. Become familiar with and comply with the laws and regulations that govern your area of responsibility. If in doubt concerning the application of a particular law, seek and be guided by the advice of the Legal and Compliance Department. Decisions regarding the application of the various laws should not be made without that advice. No one is authorized to take any action that the Legal and Compliance Department has advised would constitute a violation of the law or that would constitute a violation of compliance manuals, corporate policies and guidelines.

Illegal or Ethically Unacceptable Activities

No one is permitted to perform or arrange any financial or administrative actions or to make recommendations that they know, or may reasonably be expected to know, would involve ING Canada in a breach of legislation or regulation or that ignore internal directives or rules. No Business unit may conduct business with any person, institution or enterprise connected with activities that are illegal or that could be regarded as ethically unacceptable. We will not provide services for a customer if there is reason to suspect that the funds or cash equivalent involved were acquired through crime. The same applies to services aimed at keeping funds away from audits by the tax authorities. Consult your Management or the Legal and Compliance Department if in doubt as to the ethical acceptability of a business activity.

Observation of Foreign Laws

We should do nothing in connection with any international transaction and take no action in any foreign country that would be illegal or improper in Canada, or any other jurisdiction related to such transaction. You are also expected to observe all applicable foreign laws to which any person or ING Canada may be subject. This includes foreign tax or exchange control laws or regulations. No actions should be taken that are intended to improperly circumvent the application of such laws.

Cooperation with Law Enforcement Authorities

We will cooperate with all law enforcement authorities to the extent permitted by regulations governing customer confidentiality. We should be careful not to provide support or assistance to customers who are seeking to deceive law enforcement agencies or other government bodies by providing incomplete or misleading information. If you become aware of facts that lead you to suspect that funds involved in a transaction come from illegal activities, or even that the transaction itself is illegal, immediately report the suspicion and the circumstances to the Legal and Compliance Department. If you suspect wrongdoing but do not inquire further, you may be deemed under the law to possess knowledge based on the legal principle of "willful blindness."

It is ING Canada's intent to conduct business in a way that not only conforms to the letter of the law, but also promotes the spirit of fairness and honesty behind the laws.

See Appendix I for Policy Statements that provide guidance on complying with competition laws, the proper conducting of advertising and marketing, appropriate currency transactions and preventing money laundering, political and community activities, avoiding or disclosing conflicts of interest, unlawful software copying, and compliance with the *The Corruption of Foreign Officials Act*.

II. Treatment of Information

Information that is available to you through your job or position is, in principle, confidential and should be treated as such. You may not disclose or provide access to confidential information obtained or developed in the course of our business.

ING Canada will abide by all applicable Canadian privacy legislation. We promise that we collect only the customer information necessary to consistently deliver responsive products and services, maintain safeguards to ensure information security, and limit how and with whom we share customer information.

For the purposes of this Code of Conduct, "confidential information" includes, but is not limited to: information concerning fellow employees, policyholders, claimants, agents, computer system passwords, current or proposed corporate strategic or business plans, proposed corporate investments or other activities to anyone other than those who have a legitimate need for such information in the normal conduct of our business or as may otherwise be required by law. The obligation to maintain the integrity of confidential information continues even after you discontinue employment with ING Canada.

Confidential information pertaining to ING Canada must be held in the strictest confidence and not be used as a basis for personal gain by you or your family. You must avoid any misuse of inside information and any conflict of business and private interests, or the appearance thereof.

Financial or other corporate information is not to be released to any person unless it has been published or otherwise made generally available to the public in accordance with applicable securities and disclosure regulations. Together, the general principles on private investment transactions and specific rules on private securities transactions serve to prevent insider trading and conflicts of business and private interests, or the appearance thereof. This ensures the integrity of ING Canada and ING Group.

See Appendix II for Policy Statements concerning the keeping of accurate books and records, standards of dealing with the media, the requirements against revealing trade secrets, the requirements to prevent insider trading, how computer information should be secured and the requirements for written agreements.

III. Reporting Breaches

A breach of the rules in this Code of Conduct or the Policy Statements may result in disciplinary action. Depending on the seriousness of the breach, the matter will be dealt with directly by line Management, by the Human Resources Department or by the Legal and Compliance Department.

Everyone shares the responsibility for ensuring that the principles in this Code of Conduct are upheld and for reporting non-compliance with this Code. In cases of doubt about the interpretation of the General Code of Conduct, consult Management or the Legal and Compliance Department.

See Appendix III for Policy Statements concerning the open or confidential reporting and recording of General Code of Conduct violations.

Summary

We share a responsibility to protect ING Canada's reputation and the reputation of ING Group to which it partly belongs, in addition to abiding by our obligations toward all our shareholders. All of us have the duty of understanding and upholding the intent and key elements of this Code of Conduct. We should act within the spirit of this Code and use our common sense. We strive to be able to approach each other with our concerns, all of us charged with the reliable and professional operation of all ING Business units and companies.

It takes courage to raise an ethical business issue — especially if it involves a situation in an area of accountability. ING Canada will support each of us in carrying out such an obligation. Integrity and reputation are key to any long-lasting success and in the best interest of our fellow employees, shareholders, those with whom we do business and the public at large.

Appendices of Policy Statements

The topics and issues in the attached Policy Statements are intended to serve as general guidelines to supplement this General Code of Conduct in specific areas. The absence of specific reference to some other topic, or failure to restrict or prohibit specific actions or behaviour, should not be construed as either express or tacit approval of such actions or behaviour. In addition to following or complying with the standards set forth in the Policy Statements, and in any policy, guideline or directive derived from this General Code of Conduct and the Policy Statements, directors, officers and employees of ING Canada should apply prudent judgement and, in appropriate circumstances, seek guidance from their supervisors, the Human Resources Department or from the Legal and Compliance Department where any question of the appropriateness of specific actions or behaviours is at issue.

Appendix I

<u>Policy Statements concerning Legislation, Regulations, Policies and Business Ethics Acceptability</u>

A. Competition Laws

ING Canada's policy is to comply fully with both the letter and spirit of any and all competition laws applicable to each business. Activities that involve limiting competition, restraining trade and other anti-competitive efforts to dominate a market can violate competition laws. Violating competition laws can expose ING Canada to regulatory sanctions, criminal penalties and to civil lawsuits that could limit our ability to carry on business.

Agreements with competitors regarding pricing, terms, or conditions of sale, or allocation of products, business markets, customers, or territories are prohibited. It is also against ING Canada's policy to communicate, directly or indirectly, with any competitor regarding its present or contemplated business actions, to include any pricing, terms or conditions of sales.

Competition law concerns may also arise in the formation of teaming agreements, joint ventures, strategic alliances or other cooperative efforts to obtain business by combining the complementary capabilities of ING and another company. In this connection, initial discussions with potential partners on the feasibility of a cooperative arrangement are permissible. However, before any commitment to form such an arrangement is made, prior review by the Legal and Compliance Department or a law firm designated by it is required.

B. Advertising and Marketing

As part of the financial services industry, our Business units are highly regulated. There are specific requirements for how our products may be marketed and advertised. Canadian competition laws expressly forbid misleading advertising. In addition, the distribution channels we use must meet regulatory and statutory requirements.

We should not disparage any of the products, services or employees of any of our competitors. If we do engage in any comparison of our products against those of our competitors, such comparisons should be fair and accurate. All use of trademarks and trade names should be in accordance with the law and our policies governing such use. Employees should consult the Legal and Compliance Department for further guidance.

C. Money Laundering and Currency Transactions

The term "money laundering" covers every method used to surface wealth from the underground economy so that it seems to have originated from a legitimate source.

Laws designed to combat money laundering have been enacted in Canada and impose significant mandatory reporting requirements for suspicious financial transactions and the cross-border movement of large amounts of currency. Large cash transactions of $10,000 or more, must be

reported to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and recorded in a large cash transactions record. We must take care to identify the ownership and source of funds if the customer is making a single large deposit. Under no circumstances can we conduct business transactions with customers who fail to provide evidence of their identity and appropriate information.

Suspicious transactions should be reported to the Business unit Compliance Officer or to the Legal and Compliance Department.

D. Political and Community Activities

ING has an active policy of supporting social and community activities as part of our corporate citizenship. ING Canada encourages employees to take a similarly active role in the community, including interest in political and governmental affairs and keeping informed of political issues and the positions of various candidates for public offices.

Unless specifically authorized to act on behalf of ING Canada, in all cases of participation in political or community activities, everyone must act as an individual only. You may, certainly, identify yourself as an employee of ING Canada or as a member of your profession but must make it clear that your views are your own and are not necessarily the views of ING Canada. You should act independently, professionally and with integrity in external contacts. Involvement in community organizations or other enterprises must not, however, result in conflicts of business and private interests. If your position in ING Canada is such that your personal views will be mistaken for those of ING Canada, great discretion should be used in public settings. Service on any organization's board of directors, which could cause the appearance of an employee speaking for ING Canada, should be disclosed and approved by Management.

ING recognizes that individuals may want to make personal financial contributions to the election campaigns of candidates of their choice. All such activities are at the employee's sole expense and no reimbursement in any form shall be made by ING. No partisan political activities by employees shall be conducted on ING premises or on company time or under any circumstance that would create the appearance that such activity is sponsored by ING.

All directors, officers and employees shall abide by the laws and ING policies regarding political donations by or on behalf of ING Canada or any of its subsidiaries.

E. Relationships With Government Officials and Personnel

Employees who deal with government employees or officials or who deal with contracts with any government entity are responsible for knowing and complying with applicable laws and regulations. When dealing with government personnel, employees should avoid even the appearance of impropriety.

The rules regarding what constitutes lobbying varies in each jurisdiction. Any lobbying activities or government contacts on behalf of ING should be coordinated with the Legal and Compliance Department.

F. Conflicts of Interest

Conflicts of interest — conflict between the obligations of your employment or your role as a director or officer and your private interests — must be avoided or disclosed. It is very important for all of us to avoid any actual or apparent conflict of interest. Anytime such conflict appears, or you are concerned such conflict might develop, discuss the matter with your immediate supervisor or with the Legal and Compliance Department. Some clear conflict of interest situations that should be disclosed or avoided include the following:

(a) Any ownership interest in any customer, supplier or competitor (other than nominal amounts of ownership in publicly traded companies);

(b) Any consulting or employment relationship with any customer, supplier or competitor;

(c) Any outside business activity that is competitive with any of the ING Canada businesses;

(d) The receipt of any inappropriately significant gifts, or excessive entertainment from any company with which we have business dealings by anyone in ING Canada is against our policy. Any such gifts should immediately be returned and reported to your immediate supervisor. If immediate return is not practical, such gifts should be given to the Corporate Communications Department or to Management for charitable disposition or such other disposition as appropriate. You are urged to make our policy known to those with whom you deal so that these situations do not arise;

(e) Any outside activity of any type that is so substantial as to call into question the ability to devote appropriate time and attention to job responsibilities with ING Canada;

(f) The service on any board of directors of any customer, supplier, or competitor unless such board service has been disclosed to and approved by Management;

(g) Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefits of a relative;

(h) Taking advantage of an opportunity learned of in the course of employment with ING Canada, such as by acquiring property or leases ING Canada may be interested in or tipping a third party to take advantage of such an opportunity; and

(i) Selling or buying anything to or from ING Canada (except appropriate insurance, investment and banking products directed to employees or pursuant to any normal program of compensation or disposal of surplus company property that is offered to all employees in general).

Anything that presents a conflict for you would probably also present a conflict if it is related to a member of your family or a close relative. For example, ownership of shares in competitors or suppliers or receipt of gifts or entertainment by members of your immediate family would create the same conflict of interest as if the shares were owned or the entertainment received by you. If in doubt, discuss the situation with your manager or with the Legal and Compliance Department to prevent possible misunderstandings and embarrassment at a later date.

G. Software Copying and Other Types of Unlawful Copying

We respect copyright laws and observe the terms and conditions of any license agreements to which ING Canada has agreed. In most cases, this means that the software used by our employees is copyrighted, and that we do not have the right to make copies of that software except for "back up" purposes. This includes not only the substantial software programs we may license, but also the smaller "shrink wrap" programs used for word processing, spreadsheets and data management. Both the license agreement and general copyright laws prohibit duplication of these programs. This is true even if the programs are not "copy protected."

Our policy is to license a sufficient number of programs to provide for legitimate business requirements. For example, if a unit has six word processors all using their equipment simultaneously, they should have six word-processing programs. They should not simply acquire one word-processing program and then make five copies for the others. Copyright laws and copy policy would also prohibit you from making copies of programs you use at work for personal use.

H. The Corruption of Foreign Public Officials Act

The *Corruption of Foreign Public Officials Act* in Canada, and similar legislation in other countries, requires that we be very careful in making any payments to any foreign agents under circumstances in which it may appear, in hindsight, that these payments were made to foreign officials to induce them to give a company business or to buy a company's products. The *Corruption of Foreign Public Officials Act* prohibits the bribing of any foreign public official; other laws, as well as ING Canada policy, prohibit any commercial bribery of any nature. Payments that we make to agents or suppliers should always be strictly for services rendered, and the amount stated should be reasonable given the nature of those services.

Appendix II

Policy Statements Concerning Treatment of Information

A. Accurate Books and Records

In all of our operations, it is against company policy for any employee to cause our books and records to be inaccurate in any way. Examples would include: making the records appear as though payments were made to one person when, in fact, they were made to another; submitting expense accounts that do not accurately reflect the true nature of the expense; and the creation of any other records that do not accurately reflect the true nature of the transaction.

It is the duty of all directors, officers and employees to ensure the accuracy of the books and records of the company as presented to shareholders and certified by Senior Management.

It is very important that you do not create or participate in the creation of any records that are intended to mislead anyone or conceal anything that is improper.

B. Media and Public Relations

We value relationships with those in the media and will endeavour to provide full and prompt disclosure of all material developments or events. Subject to Section D below, media relations are the responsibility of the Corporate Communications Department, and all statements to the media or responses to inquiries from the media shall be either handled through the Corporate Communications Department or coordinated with them.

Only designated spokespeople may communicate on behalf of ING Canada with the media. If you are asked for a statement from a member of the media, refer them to the Corporate Communications Department.

In addition, care should be taken not to make statements in a public setting that could be interpreted to reflect the position of ING Canada when these are personal, independent views.

C. Trade Secrets and Confidential Information

All employees should appropriately safeguard secrets and confidential information and refuse any improper access to trade-secret and confidential information of any other company, including our competitors. If you are approached by the media, do not comment, but (as outlined above) refer the media person to the official ING spokesperson.

Confidential or proprietary information includes any information that is not generally disclosed and that is useful or helpful to ING Canada and/or that would be useful or helpful to competitors of ING Canada. It includes not only information about us, but may include information that might be learned about other companies in the course of your job. Common examples include: financial data; sales figures for individual products or groups of products; planned new products or planned advertising programs; areas where ING Canada intends to expand; ways in which we

develop or price our products; lists of suppliers; lists of customers; wage and salary data; capital investment plans; projected earnings; changes in Management or company policies; testing data; suppliers' prices to us; or any plans we may have for improving any of our products. Such information also includes any documents containing drawings that may be labeled confidential or proprietary.

In terms of our own trade secrets and confidential information, the following are our guidelines:

1. Any proprietary information to which we may have access should be discussed with others within ING Canada only on a need-to-know basis.

2. If we wish to disclose our own trade secrets or confidential information to people outside of ING Canada, it should be done only in conjunction with appropriate trade-secret or confidential-information disclosure agreements, which can be provided by the Legal and Compliance Department.

3. We should always be alert to inadvertent disclosures that may arise in either social conversations or in normal business relations with our suppliers and customers.

4. When and where appropriate, ethical walls/Chinese walls should be established to manage confidential information and prevent inadvertent access, communication and misuse.

In terms of confidential and proprietary information of other companies, the following should be our guidelines:

1. We should not receive any such information except pursuant to written confidentiality agreements that can be supplied by the Legal and Compliance Department. Since we may incur some liability if we improperly disclose information that has been provided to us in confidence, we should receive such information only when there is a clear commercial reason for doing so and then only under the terms and conditions of a properly drawn agreement that protects both parties' interests.

2. While we should always be alert to our competitive surroundings and obtain as much information as possible about the marketplaces in which we operate, we must do so only in accordance with sound and ethical business practices. We must never be a party to any situation in which such proprietary or confidential information has been improperly obtained from any other company, such as by a former employee. If you are approached with any offer of confidential information that you have reason to believe may have been obtained improperly, immediately discuss this matter with your immediate supervisor and/or the Legal and Compliance Department.

D. Insider Trading and Corporate Disclosure

ING Canada is a public company with publicly traded securities and therefore must comply with certain legal and regulatory requirements. Public companies are required by securities laws to

disclose "material" information or changes in their business to the public in a timely manner. Material information is any information relating to the business and affairs of the company that result in or would reasonably be expected to have a significant effect on the market price or value of ING Canada's publicly traded securities. In this regard, ING Canada has created a Disclosure Committee to oversee ING Canada's disclosure practices and procedures.

Composition of the Disclosure Committee:

- General Counsel and Corporate Secretary (Chair), or Vice-President Legal and Compliance (Securities)
- Chief Financial Officer (Acting Chair)
- Head of Investor Relations
- Senior Vice-President, Marketing & Communications, or Director, Corporate Communications
- Executive Vice President (Shared Services)
- President and CEO (on an ad hoc basis, at the request of the Committee)

Any employee who becomes aware of any material fact or material change concerning ING Canada or its subsidiaries must immediately report such material fact or change to the Secretary's Office or to any member of the Disclosure Committee. The Disclosure Committee will consider the situation and decide on the next steps regarding such situation.

All media queries must be coordinated and managed by the Corporate Communications group, including queries on:

1) "Material" or "potentially material" information relating to corporate matters (e.g. financial performance, strategy, financial reorganization, major litigation, etc.);
2) National industry trends and issues;
3) Business practices (underwriting, claims);
4) Legal proceedings relating to corporate matters or to claims related matters;
5) Regulatory issues.

Securities laws prohibit employees and others from buying or selling securities based on information not publicly available. If your duties are such that you are placed in a situation of access to such information, you may not use such information for personal benefit or for the benefit of others or for the benefit of ING Canada. Nor may this information be passed on to others for your or their benefit. Any person who inadvertently discloses a material fact or change to a third party must immediately report such disclosure to the Secretary's Office or any member of the Disclosure Committee.

When and where appropriate, ethical walls/Chinese walls should be established to manage material information and prevent inadvertent access, communication and misuse.

While all employees are covered by this general policy, there are additional restrictions placed by ING Canada on certain highly placed executives. ING Canada has adopted policies on the

treatment of material information, insider trading, and corporate disclosure that provide for quarterly blackout periods during which time such executives are restricted from purchasing or selling ING Canada securities. Additional blackout periods may be prescribed from time to time, applicable to appropriate individuals.

If uncertain about the legal rules involving the purchase or sale of any ING Canada-related securities or any securities in companies that are encountered by virtue of employment responsibility, consult with the Legal and Compliance Department before making any such purchase or sale. Failure to comply with this policy may result in serious consequences, including civil and criminal penalties, and internal disciplinary action or termination of employment.

E. Securing Computer Information

The general rule on the use and security of computers, equipment, software and data collections is that the use of these is only permitted in the performance of work. Use for non-business purposes requires the formal permission of Management. You are responsible at all times for keeping data confidential. Discovery of unauthorized use and/or breach of the duty of confidentiality may result in disciplinary action. Any loss arising from unauthorized use may be recovered from you.

Equipment must not be left unattended while active; close active sessions on leaving a workstation. PCs or workstations must be secured by a lock or equivalent security (password) when not in use. Possible weaknesses in security should be reported to Management. You are forbidden to test the security of systems unless authorized to do so.

Computer equipment and software must not be used unless a virus check has been carried out. All diskettes received from outside must be checked for viruses by the IT Department before they are used. The IT Helpdesk must be informed immediately if you suspect that a virus is active. You are not allowed to disable viruses yourself.

You must have prior permission from Management to download and process business data collections on a private computer and other equipment. Data and software should be deleted from the private computer and other equipment immediately after the work has been done. For more detail, please consult ING Canada's information technology security policies.

F. Agreements in Writing

Our policy is to have all commercial transactions evidenced by full and complete written agreements. Oral contracts, brief letters of understanding, letters of intent and "handshake deals" are discouraged. Where standard written contracts have been developed, these should be used except to the extent that changes are authorized either by Management or the Legal and Compliance Department. Of course, in some cases, the minor nature of the transaction or the need to act promptly may preclude a full written contract. Those situations, however, should be minimized.

The following matters shall be evidenced by full written contracts and must be approved at the appropriate level, which, in some cases, is the Board of Directors.

(1) Any contract involving real estate, whether it be for purchase of the real estate or merely for lease or sublease of the real estate;

(2) Any license agreement for any patent, trademark, trade name, or copyright. This includes software licenses (In the case of shrink-wrap programs, the license agreement will be underneath the transparent wrap on the software package itself. In the case of any trial or test of any software package other than a shrink-wrapped package, you should use the standard trial and test agreement or a suitable alternative approved by the Legal and Compliance Department or Management.);

(3) Any contract for the acquisition of any other business, portion of any business, or for the sale of any ING Canada business, portion of any business, or product line;

(4) Any distributorship or similar agreement;

(5) Any contract of any nature to act as either a prime contractor or a subcontractor (of any tier) to the federal, provincial or municipal government;

(6) Substantial borrowings, guarantees and loans;

(7) The formation or dissolution of any subsidiary;

(8) Any transaction between ING companies; and

(9) Any mortgage, sale or leaseback transaction.

Appendix III

<u>Policy Statement Concerning Reporting Breaches of Conduct and Infractions and Further Action</u>

A. Reporting and Recording Procedures

In the ordinary course of business, if a manager establishes that there has been a "minor" breach of the General Code of Conduct, he or she has responsibility for settling the matter.

If the manager is in doubt about the seriousness of the breach, or suspects that the breach of the General Code of Conduct is such that ING Canada or a third party could suffer loss, that ING Canada could be compromised, or that there is a risk of liability for ING Canada, he or she will report the matter to the Legal and Compliance Department.

In cases of doubt, or if it is suspected that an employee is guilty of having breached the General Code of Conduct in such a way as to create an *irregularity*, Management of the Business unit will report the matter to the Head of Compliance or the Legal and Compliance Department.

An *irregularity* is a breach of the General Code of Conduct, either through an unauthorized transaction or negligence by an employee that caused or could cause loss to ING or a third party, where the loss is regarded as other than a normal business risk, such as:

1. Losses through obtaining or effecting personal gain or gain to another by the employee at the cost of ING or a third party;

2. Losses through ING's possible liability towards a third party;

3. Losses through the possible compromising or embarrassment of ING;

4. Losses resulting from improper insider trading or use of confidential material information;

5. Losses resulting from breaches of procedure regarding accounting or auditing matters.

An investigation into a suspected irregularity reported by the Management of the Business unit or company will be carried out as quickly as possible. The Head of Compliance may utilize the services of the Corporate Audit Services, the Human Resources Department, or any other department as necessary to complete an investigation. Outside experts or consultants may be used.

Disciplinary action relating to a breach of the General Code of Conduct may include:

1. A verbal notice;
2. A written notice to be included in the employee's personnel file;

3. A suspension of the employee or person who has breached or who is suspected to have breached the General Code of Conduct, with or without pay;
4. Termination of the employee;
5. Civil recourse against the employee or person who has breached the General Code of Conduct.

If the investigation reveals an alleged criminal offence, this will be reported to the proper authorities.

No one will suffer any adverse action or career disadvantage for questioning an ING Canada practice or reporting in good faith a suspected irregularity or other violation of this Code. ING Canada will investigate possible violations. Investigations will respect the rights of all parties concerned. The identity of employees involved will be kept confidential unless we are required to reveal it in order to enforce the General Code of Conduct or by applicable law or judicial process. These same principles apply equally to directors, officers, consultants, providers and agents acting in this capacity for ING.

B. Confidential Reporting

It is the declared and continuing policy of ING Canada that directors, officers, employees, and consultants, providers and agents acting in this capacity for ING shall not knowingly engage in, or provide assistance to others in, any unfair or deceptive practice that involves dishonesty or a breach of trust. This includes but is not limited to any activity that constitutes fraud or deceit, misappropriation of funds or personal property, forgery, embezzlement, unauthorized alteration of documents, or insider trading or tipping.

We believe that you have an affirmative duty to report any known fraudulent activities to Management or to the Legal and Compliance Department. No retaliation by ING Canada will be taken against any person who, in good faith, provides a report on a possible violation of law, business ethics, or company policy — no matter what the report concerns. Such reports may be made on a confidential and anonymous basis in accordance with ING Canada's procedure for confidential reporting.

If you fail to respond while having knowledge of violations, you will be subject to disciplinary action, including but not limited to termination of consultant, provider, or agent contracts or employment, recommendation of license revocation and criminal prosecution, and civil litigation and restitution.

If you have no knowledge of violations of the General Code of Conduct, you need not respond. Your silence is deemed certification that you are in compliance with the Code and have no knowledge of violations of that policy by any other representatives of ING Canada.

In addition, information may always be provided directly to the Legal and Compliance Department, any executive of ING Canada or Corporate Audit Services.

We will cooperate fully with law enforcement and regulatory agencies in the investigation and reporting of established violations of our policy.

We believe that an insistence on adherence to the highest standards of business ethics benefits all our stakeholders — customers, policy owners, directors, officers, employees, consultants, providers, agents and our shareholders.

Appendix IV

ING Canada Contact Names

Legal & Compliance Department:

Françoise Guénette
Senior Vice President, Corporate and Legal Services and Secretary
Chief Legal Officer
181 University Ave., 7th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5140 *Fax: (416) 941-5322*
Telephone: (514) 985-7111, ext. 8370 *Fax: (514) 842-6958*

Chantal Denommée
Vice President, Legal and Compliance Services
1611 Cremazie Boulevard East, 10th Floor, Montreal, Quebec, H2M 2R9
Telephone: (514) 985-7111, ext. 8371 *Fax: (514) 842-6958*

Richard Langevin
Vice President, Legal and Compliance Services
181 University Ave., 7th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5334 *Fax: (416) 941-5322*

Compliance Team

Gordon Manning
Head of Compliance and Senior Counsel
181 University Ave., 7th Floor
Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5167
Fax: (416) 941-5322

Melody Chen
Legal Counsel
181 University Ave., 7th Floor
Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5387
Fax: (416) 941-5322

Jean-Michel Hébert
Legal Counsel
1611 Cremazie Boulevard East, 10th Floor
Montreal, Quebec, H2M 2R9
Telephone: (514) 985-7111, ext. 8377
Fax: (514) 842-6958

Danistan Saverimuthu
Legal Counsel
1611 Cremazie Boulevard East, 10th Floor
Montreal, Quebec, H2M 2R9
Telephone: (514) 985-7111, ext. 8367
Fax: (514) 842-6958

*All lawyers in the ING Canada Legal & Compliance Department are Compliance Officers

Human Resources Department:

Rhonda Lawson
Senior Vice President, Human Resources
10 York Mills Road, Suite 700, Toronto, Ontario, M2P 2G5
Telephone: (416) 217-7202 *Fax: (416) 217-0000*

Louis Forest
Vice President, Human Resources Services
7101 rue Jean-Talon Est, #300, Anjou, Quebec, H1M 3T6
Telephone: (514) 495-6370, ext. 2886   Fax: (514) 493-9652

Carol Ann Forrest
Vice President, Human Resouces
2450 rue Girouard Ouest, St-Hyacinthe, Quebec, J2S 3B3
Telephone: (450)773-9701, ext.2254   Fax: (450)773-1423

Denise Thompson
Vice President, Human Resources
10 York Mills Road, Toronto, Ontario, M2P 2G5
Telephone: (416) 440-8586   Fax: (416) 440-7930

David Harris
Vice President, Human Resources
1300-321, 6th Avenue SW, Calgary, Alberta, T2P 4W7
Telephone: (403) 231-1305   Fax: (403) 266-1196

ING Wealth Management and ING Investment Management:

Heather Schoeler
Vice President, Compliance
75 Eglinton Ave. East, Toronto, Ontario M4P 3A4
Telephone: (416) 217-7214   Fax: (416) 217-0662

Anna Ceschia
Director, Compliance
75 Eglinton Ave. East, Toronto, Ontario M4P 3A4
Telephone: (416) 217-5900, ext. 2817   Fax: (416) 217-0662

Kevork Kokmanian
Director, Compliance
2000 McGill College Avenue, Suite 920, Montreal, Quebec, H3A 3H3
Telephone: (514) 350-8541   Fax: (514) 350-8550

Corporate Communications Department:

Gilles Gratton
Director, Corporate Communications
181 University Ave., 6th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 217-7206   Fax: (416) 217-0612

Corporate Audit Services:

David Lincoln
Senior Vice President, Corporate Audit Services
181 University Ave., 9th Floor, Toronto, Ontario, M5H 3M7
Telephone: (416) 941-5143   Fax: (416) 941-5161

ING

General Code of Conduct
ING Canada Inc.

Approved by
the Board of Directors of ING Canada
on February 14, 2006

TO ALL ING CANADA DIRECTORS, OFFICERS AND EMPLOYEES:

A company's reputation depends largely on its people and ING Canada owes the excellent reputation it enjoys today to all of its directors, officers and employees, past and present.

In 1998, we introduced an integrated ING Canada Code of Conduct (reviewed in 2001) that would also apply to all our subsidiaries and which elaborated on our commitment to maintain the highest standards of business ethics. Since 1998, our businesses have grown and developed considerably, and in 2004 we became a public company. We are now a major public P&C organization and we operate in the context of an increasingly competitive and multifaceted environment. As a consequence, the legal, regulatory and compliance responsibilities of our people and our operations are greater and more complex. It is therefore important that we re-emphasize our commitment to the principles of integrity, professionalism and respect for the law that ING has always stood for, especially in the context of our status as a public issuer and our duties to all of our shareholders.

We are therefore pleased to introduce our new General Code of Conduct (2005). The basic assumptions set out in this Code of Conduct should be the foundation for all behaviour within ING Canada. Our new Code of Conduct is part of everyone's job responsibility and we urge you to take the time to read it carefully.

Thank you,

Yves Brouillette
Chairman of the Board

Claude Dussault
President and Chief Executive Officer

ING Canada General Code of Conduct

This General Code of Conduct is adopted by and shall be applicable to all business operations and companies comprising ING Canada in Canada (or any successor organization).

General Code of Conduct

The compliance principles that underlie the following standards are the foundation of all policies, guidelines and programs of the ING Canada Business units and companies ("ING Canada" or "ING"). While the content of the procedures to implement the policies may be adapted to reflect specific situations, the underlying principles must never be violated.

The key elements of the General Code of Conduct are to:

I. **Comply with applicable legislation, regulations, policies and business ethics precepts;**
II. **Treat confidential information with appropriate care; and**
III. **Report violations or suspected violations appropriately.**

Every Business unit and company will have procedures in place to implement the standards outlined in the General Code of Conduct and the Policy Statements (collectively this "Code of Conduct"). Certain businesses may have additional rules in view of their specific business processes.

The basic assumptions set out in this Code of Conduct should be the foundation for all behaviour within ING Canada. Just as ING Canada expects standards of professionalism and integrity when dealing with customers, providers, distributors, and other third parties, it also regards it as of the greatest importance that all directors, officers, employees, consultants, providers and agents act professionally and with integrity towards one another. Everyone is expected to be guided by these principles in their conduct and behaviour towards each other. To this end, we will respect the privacy of our fellow employees and we are committed to a professional workplace free of discrimination and harassment. You should recognize that **discrimination** is the act of treating a person unequally by imposing unequal burdens or denying benefits, rather than treating a person fairly on the basis of individual merit. Discrimination is usually based upon personal prejudices and stereotypical assumptions related to race, ancestry, place of origin, place of residence, political beliefs, social origin, social condition, colour, ethnic origin, citizenship, creed, sex, sexual orientation, age, marital status, family status or handicap. **Harassment** means engaging in a course of vexatious comments or conduct that is known or should reasonably be known to be unwelcome. ING Canada will not tolerate any discrimination or harassment in the workplace.

Organization Responsibilities

ING believes it is necessary to comply with all applicable rules, laws, and ethical business standards in each of the markets in which we operate in order to safeguard ING's good reputation and integrity, these being primary requirements for operating in the international

financial world. It is our stated goal to successfully conduct our operations while maintaining the highest standards of business ethics in all dealings with employees, consultants, providers, brokers, policyholders, shareholders, clients, suppliers, members of the public and all other parties, whether individuals, organizations, corporations or governmental bodies with whom we deal.

This Code of Conduct is part of a compliance plan the purpose of which is to:

1. Establish compliance standards and procedures for directors, officers, employees and other agents acting in this capacity for ING that are reasonably capable of reducing the prospect of unethical or criminal conduct and compliance risk;

2. Assign the overall responsibility to oversee compliance to specific high-level officers and executives of ING Canada;

3. Use due care not to hire or retain individuals who ING Canada knows, or should know, might engage in illegal activities, or delegate discretionary authority to individuals who it knows, or should know, might engage in illegal activities,

4. Take steps to effectively communicate the standards and procedures to all directors, officers, employees and other agents acting in this capacity for ING, through training programs and publications,

5. Take reasonable steps to achieve compliance with the above standards through monitoring, internal controls, auditing, and reporting systems that allow directors, officers and employees to disclose unethical, criminal or non-compliant activities without fear of retribution;

6. Enforce ING Canada's standards through appropriate disciplinary mechanisms; and

7. Take all reasonable steps, following detection of an offence, to respond appropriately to the offence and to prevent further similar offences.

Other parts of the compliance plan include designated Compliance Officers, compliance manuals, corporate policies and guidelines, regular compliance reporting and compliance auditing.

Employee Responsibilities

This Code of Conduct is part of everyone's job responsibility. Therefore, as you read this Code and the attached Policy Statements, take note of the underlying principles and the rules of conduct contained here.

We operate on the basis that considerable trust and confidence is placed in each and every one of our directors, officers, and employees. The purpose of this Code is to provide guidance and direction with respect to issues that may arise from time to time. Our goal of keeping and

achieving a desired reputation for fair dealing will not be realized unless everyone is vigilant. Should any doubt arise with respect to the application or interpretation of these policies, or if you wish to report any violation, contact Human Resources or the Legal and Compliance Department.

Key Elements

I. Legislation, Regulations, Policies and Business Ethics Acceptability

We must comply with legislation and regulations applicable to our daily business operations as well as complying with internal directives and rules. Become familiar with and comply with the laws and regulations that govern your area of responsibility. If in doubt concerning the application of a particular law, seek and be guided by the advice of the Legal and Compliance Department. Decisions regarding the application of the various laws should not be made without that advice. No one is authorized to take any action that the Legal and Compliance Department has advised would constitute a violation of the law or that would constitute a violation of compliance manuals, corporate policies and guidelines.

Illegal or Ethically Unacceptable Activities
No one is permitted to perform or arrange any financial or administrative actions or to make recommendations that they know, or may reasonably be expected to know, would involve ING Canada in a breach of legislation or regulation or that ignore internal directives or rules. No Business unit may conduct business with any person, institution or enterprise connected with activities that are illegal or that could be regarded as ethically unacceptable. We will not provide services for a customer if there is reason to suspect that the funds or cash equivalent involved were acquired through crime. The same applies to services aimed at keeping funds away from audits by the tax authorities. Consult your Management or the Legal and Compliance Department if in doubt as to the ethical acceptability of a business activity.

Observation of Foreign Laws
We should do nothing in connection with any international transaction and take no action in any foreign country that would be illegal or improper in Canada, or any other jurisdiction related to such transaction. You are also expected to observe all applicable foreign laws to which any person or ING Canada may be subject. This includes foreign tax or exchange control laws or regulations. No actions should be taken that are intended to improperly circumvent the application of such laws.

Cooperation with Law Enforcement Authorities
We will cooperate with all law enforcement authorities to the extent permitted by regulations governing customer confidentiality. We should be careful not to provide support or assistance to customers who are seeking to deceive law enforcement agencies or other government bodies by providing incomplete or misleading information. If you become aware of facts that lead you to suspect that funds involved in a transaction come from illegal activities, or even that the transaction itself is illegal, immediately report the suspicion and the circumstances to the Legal and Compliance Department. If you suspect wrongdoing but do not inquire further, you may be deemed under the law to possess knowledge based on the legal principle of "willful blindness."

It is ING Canada's intent to conduct business in a way that not only conforms to the letter of the law, but also promotes the spirit of fairness and honesty behind the laws.

See Appendix I for Policy Statements that provide guidance on complying with competition laws, the proper conducting of advertising and marketing, appropriate currency transactions and preventing money laundering, political and community activities, avoiding or disclosing conflicts of interest, unlawful software copying, and compliance with the *The Corruption of Foreign Officials Act.*

II. Treatment of Information

Information that is available to you through your job or position is, in principle, confidential and should be treated as such. You may not disclose or provide access to confidential information obtained or developed in the course of our business.

ING Canada will abide by all applicable Canadian privacy legislation. We promise that we collect only the customer information necessary to consistently deliver responsive products and services, maintain safeguards to ensure information security, and limit how and with whom we share customer information.

For the purposes of this Code of Conduct, "confidential information" includes, but is not limited to: information concerning fellow employees, policyholders, claimants, agents, computer system passwords, current or proposed corporate strategic or business plans, proposed corporate investments or other activities to anyone other than those who have a legitimate need for such information in the normal conduct of our business or as may otherwise be required by law. The obligation to maintain the integrity of confidential information continues even after you discontinue employment with ING Canada.

Confidential information pertaining to ING Canada must be held in the strictest confidence and not be used as a basis for personal gain by you or your family. You must avoid any misuse of inside information and any conflict of business and private interests, or the appearance thereof.

Financial or other corporate information is not to be released to any person unless it has been published or otherwise made generally available to the public in accordance with applicable securities and disclosure regulations. Together, the general principles on private investment transactions and specific rules on private securities transactions serve to prevent insider trading and conflicts of business and private interests, or the appearance thereof. This ensures the integrity of ING Canada and ING Group.

See Appendix II for Policy Statements concerning the keeping of accurate books and records, standards of dealing with the media, the requirements against revealing trade secrets, the requirements to prevent insider trading, how computer information should be secured and the requirements for written agreements.

III. Reporting Breaches

A breach of the rules in this Code of Conduct or the Policy Statements may result in disciplinary action. Depending on the seriousness of the breach, the matter will be dealt with directly by line Management, by the Human Resources Department or by the Legal and Compliance Department.

Everyone shares the responsibility for ensuring that the principles in this Code of Conduct are upheld and for reporting non-compliance with this Code. In cases of doubt about the interpretation of the General Code of Conduct, consult Management or the Legal and Compliance Department.

See Appendix III for Policy Statements concerning the open or confidential reporting and recording of General Code of Conduct violations.

Summary

We share a responsibility to protect ING Canada's reputation and the reputation of ING Group to which it partly belongs, in addition to abiding by our obligations toward all our shareholders. All of us have the duty of understanding and upholding the intent and key elements of this Code of Conduct. We should act within the spirit of this Code and use our common sense. We strive to be able to approach each other with our concerns, all of us charged with the reliable and professional operation of all ING Business units and companies.

It takes courage to raise an ethical business issue — especially if it involves a situation in an area of accountability. ING Canada will support each of us in carrying out such an obligation. Integrity and reputation are key to any long-lasting success and in the best interest of our fellow employees, shareholders, those with whom we do business and the public at large.

Appendices of Policy Statements

The topics and issues in the attached Policy Statements are intended to serve as general guidelines to supplement this General Code of Conduct in specific areas. The absence of specific reference to some other topic, or failure to restrict or prohibit specific actions or behaviour, should not be construed as either express or tacit approval of such actions or behaviour. In addition to following or complying with the standards set forth in the Policy Statements, and in any policy, guideline or directive derived from this General Code of Conduct and the Policy Statements, directors, officers and employees of ING Canada should apply prudent judgement and, in appropriate circumstances, seek guidance from their supervisors, the Human Resources Department or from the Legal and Compliance Department where any question of the appropriateness of specific actions or behaviours is at issue.

Appendix I

Policy Statements concerning Legislation, Regulations, Policies and Business Ethics Acceptability

A. Competition Laws

ING Canada's policy is to comply fully with both the letter and spirit of any and all competition laws applicable to each business. Activities that involve limiting competition, restraining trade and other anti-competitive efforts to dominate a market can violate competition laws. Violating competition laws can expose ING Canada to regulatory sanctions, criminal penalties and to civil lawsuits that could limit our ability to carry on business.

Agreements with competitors regarding pricing, terms, or conditions of sale, or allocation of products, business markets, customers, or territories are prohibited. It is also against ING Canada's policy to communicate, directly or indirectly, with any competitor regarding its present or contemplated business actions, to include any pricing, terms or conditions of sales.

Competition law concerns may also arise in the formation of teaming agreements, joint ventures, strategic alliances or other cooperative efforts to obtain business by combining the complementary capabilities of ING and another company. In this connection, initial discussions with potential partners on the feasibility of a cooperative arrangement are permissible. However, before any commitment to form such an arrangement is made, prior review by the Legal and Compliance Department or a law firm designated by it is required.

B. Advertising and Marketing

As part of the financial services industry, our Business units are highly regulated. There are specific requirements for how our products may be marketed and advertised. Canadian competition laws expressly forbid misleading advertising. In addition, the distribution channels we use must meet regulatory and statutory requirements.

We should not disparage any of the products, services or employees of any of our competitors. If we do engage in any comparison of our products against those of our competitors, such comparisons should be fair and accurate. All use of trademarks and trade names should be in accordance with the law and our policies governing such use. Employees should consult the Legal and Compliance Department for further guidance.

C. Money Laundering and Currency Transactions

The term "money laundering" covers every method used to surface wealth from the underground economy so that it seems to have originated from a legitimate source.

Laws designed to combat money laundering have been enacted in Canada and impose significant mandatory reporting requirements for suspicious financial transactions and the cross-border movement of large amounts of currency. Large cash transactions of $10,000 or more, must be

reported to the Financial Transactions and Reports Analysis Centre of Canada (FINTRAC) and recorded in a large cash transactions record. We must take care to identify the ownership and source of funds if the customer is making a single large deposit. Under no circumstances can we conduct business transactions with customers who fail to provide evidence of their identity and appropriate information.

Suspicious transactions should be reported to the Business unit Compliance Officer or to the Legal and Compliance Department.

D. Political and Community Activities

ING has an active policy of supporting social and community activities as part of our corporate citizenship. ING Canada encourages employees to take a similarly active role in the community, including interest in political and governmental affairs and keeping informed of political issues and the positions of various candidates for public offices.

Unless specifically authorized to act on behalf of ING Canada, in all cases of participation in political or community activities, everyone must act as an individual only. You may, certainly, identify yourself as an employee of ING Canada or as a member of your profession but must make it clear that your views are your own and are not necessarily the views of ING Canada. You should act independently, professionally and with integrity in external contacts. Involvement in community organizations or other enterprises must not, however, result in conflicts of business and private interests. If your position in ING Canada is such that your personal views will be mistaken for those of ING Canada, great discretion should be used in public settings. Service on any organization's board of directors, which could cause the appearance of an employee speaking for ING Canada, should be disclosed and approved by Management.

ING recognizes that individuals may want to make personal financial contributions to the election campaigns of candidates of their choice. All such activities are at the employee's sole expense and no reimbursement in any form shall be made by ING. No partisan political activities by employees shall be conducted on ING premises or on company time or under any circumstance that would create the appearance that such activity is sponsored by ING.

All directors, officers and employees shall abide by the laws and ING policies regarding political donations by or on behalf of ING Canada or any of its subsidiaries.

E. Relationships With Government Officials and Personnel

Employees who deal with government employees or officials or who deal with contracts with any government entity are responsible for knowing and complying with applicable laws and regulations. When dealing with government personnel, employees should avoid even the appearance of impropriety.

The rules regarding what constitutes lobbying varies in each jurisdiction. Any lobbying activities or government contacts on behalf of ING should be coordinated with the Legal and Compliance Department.

F. Conflicts of Interest

Conflicts of interest — conflict between the obligations of your employment or your role as a director or officer and your private interests — must be avoided or disclosed. It is very important for all of us to avoid any actual or apparent conflict of interest. Anytime such conflict appears, or you are concerned such conflict might develop, discuss the matter with your immediate supervisor or with the Legal and Compliance Department. Some clear conflict of interest situations that should be disclosed or avoided include the following:

(a) Any ownership interest in any customer, supplier or competitor (other than nominal amounts of ownership in publicly traded companies);

(b) Any consulting or employment relationship with any customer, supplier or competitor;

(c) Any outside business activity that is competitive with any of the ING Canada businesses;

(d) The receipt of any inappropriately significant gifts, or excessive entertainment from any company with which we have business dealings by anyone in ING Canada is against our policy. Any such gifts should immediately be returned and reported to your immediate supervisor. If immediate return is not practical, such gifts should be given to the Corporate Communications Department or to Management for charitable disposition or such other disposition as appropriate. You are urged to make our policy known to those with whom you deal so that these situations do not arise;

(e) Any outside activity of any type that is so substantial as to call into question the ability to devote appropriate time and attention to job responsibilities with ING Canada;

(f) The service on any board of directors of any customer, supplier, or competitor unless such board service has been disclosed to and approved by Management;

(g) Being in the position of supervising, reviewing or having any influence on the job evaluation, pay or benefits of a relative;

(h) Taking advantage of an opportunity learned of in the course of employment with ING Canada, such as by acquiring property or leases ING Canada may be interested in or tipping a third party to take advantage of such an opportunity; and

(i) Selling or buying anything to or from ING Canada (except appropriate insurance, investment and banking products directed to employees or pursuant to any normal program of compensation or disposal of surplus company property that is offered to all employees in general).

Anything that presents a conflict for you would probably also present a conflict if it is related to a member of your family or a close relative. For example, ownership of shares in competitors or suppliers or receipt of gifts or entertainment by members of your immediate family would create the same conflict of interest as if the shares were owned or the entertainment received by you. If in doubt, discuss the situation with your manager or with the Legal and Compliance Department to prevent possible misunderstandings and embarrassment at a later date.

G. Software Copying and Other Types of Unlawful Copying

We respect copyright laws and observe the terms and conditions of any license agreements to which ING Canada has agreed. In most cases, this means that the software used by our employees is copyrighted, and that we do not have the right to make copies of that software except for "back up" purposes. This includes not only the substantial software programs we may license, but also the smaller "shrink wrap" programs used for word processing, spreadsheets and data management. Both the license agreement and general copyright laws prohibit duplication of these programs. This is true even if the programs are not "copy protected."

Our policy is to license a sufficient number of programs to provide for legitimate business requirements. For example, if a unit has six word processors all using their equipment simultaneously, they should have six word-processing programs. They should not simply acquire one word-processing program and then make five copies for the others. Copyright laws and copy policy would also prohibit you from making copies of programs you use at work for personal use.

H. The Corruption of Foreign Public Officials Act

The *Corruption of Foreign Public Officials Act* in Canada, and similar legislation in other countries, requires that we be very careful in making any payments to any foreign agents under circumstances in which it may appear, in hindsight, that these payments were made to foreign officials to induce them to give a company business or to buy a company's products. The *Corruption of Foreign Public Officials Act* prohibits the bribing of any foreign public official; other laws, as well as ING Canada policy, prohibit any commercial bribery of any nature. Payments that we make to agents or suppliers should always be strictly for services rendered, and the amount stated should be reasonable given the nature of those services.

Appendix II

Policy Statements Concerning Treatment of Information

A. Accurate Books and Records

In all of our operations, it is against company policy for any employee to cause our books and records to be inaccurate in any way. Examples would include: making the records appear as though payments were made to one person when, in fact, they were made to another; submitting expense accounts that do not accurately reflect the true nature of the expense; and the creation of any other records that do not accurately reflect the true nature of the transaction.

It is the duty of all directors, officers and employees to ensure the accuracy of the books and records of the company as presented to shareholders and certified by Senior Management.

It is very important that you do not create or participate in the creation of any records that are intended to mislead anyone or conceal anything that is improper.

B. Media and Public Relations

We value relationships with those in the media and will endeavour to provide full and prompt disclosure of all material developments or events. Subject to Section D below, media relations are the responsibility of the Corporate Communications Department, and all statements to the media or responses to inquiries from the media shall be either handled through the Corporate Communications Department or coordinated with them.

Only designated spokespeople may communicate on behalf of ING Canada with the media. If you are asked for a statement from a member of the media, refer them to the Corporate Communications Department.

In addition, care should be taken not to make statements in a public setting that could be interpreted to reflect the position of ING Canada when these are personal, independent views.

C. Trade Secrets and Confidential Information

All employees should appropriately safeguard secrets and confidential information and refuse any improper access to trade-secret and confidential information of any other company, including our competitors. If you are approached by the media, do not comment, but (as outlined above) refer the media person to the official ING spokesperson.

Confidential or proprietary information includes any information that is not generally disclosed and that is useful or helpful to ING Canada and/or that would be useful or helpful to competitors of ING Canada. It includes not only information about us, but may include information that might be learned about other companies in the course of your job. Common examples include: financial data; sales figures for individual products or groups of products; planned new products or planned advertising programs; areas where ING Canada intends to expand; ways in which we

develop or price our products; lists of suppliers; lists of customers; wage and salary data; capital investment plans; projected earnings; changes in Management or company policies; testing data; suppliers' prices to us; or any plans we may have for improving any of our products. Such information also includes any documents containing drawings that may be labeled confidential or proprietary.

In terms of our own trade secrets and confidential information, the following are our guidelines:

1. Any proprietary information to which we may have access should be discussed with others within ING Canada only on a need-to-know basis.

2. If we wish to disclose our own trade secrets or confidential information to people outside of ING Canada, it should be done only in conjunction with appropriate trade-secret or confidential-information disclosure agreements, which can be provided by the Legal and Compliance Department.

3. We should always be alert to inadvertent disclosures that may arise in either social conversations or in normal business relations with our suppliers and customers.

4. When and where appropriate, ethical walls/Chinese walls should be established to manage confidential information and prevent inadvertent access, communication and misuse.

In terms of confidential and proprietary information of other companies, the following should be our guidelines:

1. We should not receive any such information except pursuant to written confidentiality agreements that can be supplied by the Legal and Compliance Department. Since we may incur some liability if we improperly disclose information that has been provided to us in confidence, we should receive such information only when there is a clear commercial reason for doing so and then only under the terms and conditions of a properly drawn agreement that protects both parties' interests.

2. While we should always be alert to our competitive surroundings and obtain as much information as possible about the marketplaces in which we operate, we must do so only in accordance with sound and ethical business practices. We must never be a party to any situation in which such proprietary or confidential information has been improperly obtained from any other company, such as by a former employee. If you are approached with any offer of confidential information that you have reason to believe may have been obtained improperly, immediately discuss this matter with your immediate supervisor and/or the Legal and Compliance Department.

D. Insider Trading and Corporate Disclosure

ING Canada is a public company with publicly traded securities and therefore must comply with certain legal and regulatory requirements. Public companies are required by securities laws to

disclose "material" information or changes in their business to the public in a timely manner. Material information is any information relating to the business and affairs of the company that result in or would reasonably be expected to have a significant effect on the market price or value of ING Canada's publicly traded securities. In this regard, ING Canada has created a Disclosure Committee to oversee ING Canada's disclosure practices and procedures.

Composition of the Disclosure Committee:

- General Counsel and Corporate Secretary (Chair), or Vice-President Legal and Compliance (Securities)
- Chief Financial Officer (Acting Chair)
- Head of Investor Relations
- Senior Vice-President, Marketing & Communications, or Director, Corporate Communications
- Executive Vice President (Shared Services)
- President and CEO (on an ad hoc basis, at the request of the Committee)

Any employee who becomes aware of any material fact or material change concerning ING Canada or its subsidiaries must immediately report such material fact or change to the Secretary's Office or to any member of the Disclosure Committee. The Disclosure Committee will consider the situation and decide on the next steps regarding such situation.

All media queries must be coordinated and managed by the Corporate Communications group, including queries on:

1) "Material" or "potentially material" information relating to corporate matters (e.g. financial performance, strategy, financial reorganization, major litigation, etc.);
2) National industry trends and issues;
3) Business practices (underwriting, claims);
4) Legal proceedings relating to corporate matters or to claims related matters;
5) Regulatory issues.

Securities laws prohibit employees and others from buying or selling securities based on information not publicly available. If your duties are such that you are placed in a situation of access to such information, you may not use such information for personal benefit or for the benefit of others or for the benefit of ING Canada. Nor may this information be passed on to others for your or their benefit. Any person who inadvertently discloses a material fact or change to a third party must immediately report such disclosure to the Secretary's Office or any member of the Disclosure Committee.

When and where appropriate, ethical walls/Chinese walls should be established to manage material information and prevent inadvertent access, communication and misuse.

While all employees are covered by this general policy, there are additional restrictions placed by ING Canada on certain highly placed executives. ING Canada has adopted policies on the

treatment of material information, insider trading, and corporate disclosure that provide for quarterly blackout periods during which time such executives are restricted from purchasing or selling ING Canada securities. Additional blackout periods may be prescribed from time to time, applicable to appropriate individuals.

If uncertain about the legal rules involving the purchase or sale of any ING Canada-related securities or any securities in companies that are encountered by virtue of employment responsibility, consult with the Legal and Compliance Department before making any such purchase or sale. Failure to comply with this policy may result in serious consequences, including civil and criminal penalties, and internal disciplinary action or termination of employment.

E. Securing Computer Information

The general rule on the use and security of computers, equipment, software and data collections is that the use of these is only permitted in the performance of work. Use for non-business purposes requires the formal permission of Management. You are responsible at all times for keeping data confidential. Discovery of unauthorized use and/or breach of the duty of confidentiality may result in disciplinary action. Any loss arising from unauthorized use may be recovered from you.

Equipment must not be left unattended while active; close active sessions on leaving a workstation. PCs or workstations must be secured by a lock or equivalent security (password) when not in use. Possible weaknesses in security should be reported to Management. You are forbidden to test the security of systems unless authorized to do so.

Computer equipment and software must not be used unless a virus check has been carried out. All diskettes received from outside must be checked for viruses by the IT Department before they are used. The IT Helpdesk must be informed immediately if you suspect that a virus is active. You are not allowed to disable viruses yourself.

You must have prior permission from Management to download and process business data collections on a private computer and other equipment. Data and software should be deleted from the private computer and other equipment immediately after the work has been done. For more detail, please consult ING Canada's information technology security policies.

F. Agreements in Writing

Our policy is to have all commercial transactions evidenced by full and complete written agreements. Oral contracts, brief letters of understanding, letters of intent and "handshake deals" are discouraged. Where standard written contracts have been developed, these should be used except to the extent that changes are authorized either by Management or the Legal and Compliance Department. Of course, in some cases, the minor nature of the transaction or the need to act promptly may preclude a full written contract. Those situations, however, should be minimized.

The following matters shall be evidenced by full written contracts and must be approved at the appropriate level, which, in some cases, is the Board of Directors.

(1) Any contract involving real estate, whether it be for purchase of the real estate or merely for lease or sublease of the real estate;

(2) Any license agreement for any patent, trademark, trade name, or copyright. This includes software licenses (In the case of shrink-wrap programs, the license agreement will be underneath the transparent wrap on the software package itself. In the case of any trial or test of any software package other than a shrink-wrapped package, you should use the standard trial and test agreement or a suitable alternative approved by the Legal and Compliance Department or Management.);

(3) Any contract for the acquisition of any other business, portion of any business, or for the sale of any ING Canada business, portion of any business, or product line;

(4) Any distributorship or similar agreement;

(5) Any contract of any nature to act as either a prime contractor or a subcontractor (of any tier) to the federal, provincial or municipal government;

(6) Substantial borrowings, guarantees and loans;

(7) The formation or dissolution of any subsidiary;

(8) Any transaction between ING companies; and

(9) Any mortgage, sale or leaseback transaction.

Appendix III

<u>Policy Statement Concerning Reporting Breaches of Conduct and Infractions and Further Action</u>

A. Reporting and Recording Procedures

In the ordinary course of business, if a manager establishes that there has been a "minor" breach of the General Code of Conduct, he or she has responsibility for settling the matter.

If the manager is in doubt about the seriousness of the breach, or suspects that the breach of the General Code of Conduct is such that ING Canada or a third party could suffer loss, that ING Canada could be compromised, or that there is a risk of liability for ING Canada, he or she will report the matter to the Legal and Compliance Department.

In cases of doubt, or if it is suspected that an employee is guilty of having breached the General Code of Conduct in such a way as to create an *irregularity*, Management of the Business unit will report the matter to the Head of Compliance or the Legal and Compliance Department.

An *irregularity* is a breach of the General Code of Conduct, either through an unauthorized transaction or negligence by an employee that caused or could cause loss to ING or a third party, where the loss is regarded as other than a normal business risk, such as:

1. Losses through obtaining or effecting personal gain or gain to another by the employee at the cost of ING or a third party;

2. Losses through ING's possible liability towards a third party;

3. Losses through the possible compromising or embarrassment of ING;

4. Losses resulting from improper insider trading or use of confidential material information;

5. Losses resulting from breaches of procedure regarding accounting or auditing matters.

An investigation into a suspected irregularity reported by the Management of the Business unit or company will be carried out as quickly as possible. The Head of Compliance may utilize the services of the Corporate Audit Services, the Human Resources Department, or any other department as necessary to complete an investigation. Outside experts or consultants may be used.

Disciplinary action relating to a breach of the General Code of Conduct may include:

1. A verbal notice;
2. A written notice to be included in the employee's personnel file;

3. A suspension of the employee or person who has breached or who is suspected to have breached the General Code of Conduct, with or without pay;
4. Termination of the employee;
5. Civil recourse against the employee or person who has breached the General Code of Conduct.

If the investigation reveals an alleged criminal offence, this will be reported to the proper authorities.

No one will suffer any adverse action or career disadvantage for questioning an ING Canada practice or reporting in good faith a suspected irregularity or other violation of this Code. ING Canada will investigate possible violations. Investigations will respect the rights of all parties concerned. The identity of employees involved will be kept confidential unless we are required to reveal it in order to enforce the General Code of Conduct or by applicable law or judicial process. These same principles apply equally to directors, officers, consultants, providers and agents acting in this capacity for ING.

B. Confidential Reporting

It is the declared and continuing policy of ING Canada that directors, officers, employees, and consultants, providers and agents acting in this capacity for ING shall not knowingly engage in, or provide assistance to others in, any unfair or deceptive practice that involves dishonesty or a breach of trust. This includes but is not limited to any activity that constitutes fraud or deceit, misappropriation of funds or personal property, forgery, embezzlement, unauthorized alteration of documents, or insider trading or tipping.

We believe that you have an affirmative duty to report any known fraudulent activities to Management or to the Legal and Compliance Department. No retaliation by ING Canada will be taken against any person who, in good faith, provides a report on a possible violation of law, business ethics, or company policy — no matter what the report concerns. Such reports may be made on a confidential and anonymous basis in accordance with ING Canada's procedure for confidential reporting.

If you fail to respond while having knowledge of violations, you will be subject to disciplinary action, including but not limited to termination of consultant, provider, or agent contracts or employment, recommendation of license revocation and criminal prosecution, and civil litigation and restitution.

If you have no knowledge of violations of the General Code of Conduct, you need not respond. Your silence is deemed certification that you are in compliance with the Code and have no knowledge of violations of that policy by any other representatives of ING Canada.

In addition, information may always be provided directly to the Legal and Compliance Department, any executive of ING Canada or Corporate Audit Services.

We will cooperate fully with law enforcement and regulatory agencies in the investigation and reporting of established violations of our policy.

We believe that an insistence on adherence to the highest standards of business ethics benefits all our stakeholders — customers, policy owners, directors, officers, employees, consultants, providers, agents and our shareholders.

NEWS RELEASE

Toronto, ON – November 10, 2005

ING Canada Reports Continued Strong Earnings

ING Canada Inc. (TSX: IIC.LV) reported net income of $202.8 million for the quarter ended September 30, 2005, up 24.0% from $163.6 million in the same period of the preceding year. Revenues for the third quarter amounted to $1.123 billion, a 22.1% increase from $ 919.7 million in the corresponding quarter of 2004.

For the first nine months of 2005, net income amounted to $584.9 million up 29.7% from $451.1 million in the same period of the previous year, on increased revenues of $3.335 billion from the $2.776 billion recorded in the first nine months of 2004.

The results for both the quarter and the first nine months of the year were driven by the continued strength of the underwriting results, higher investment income and realized investment gains.

Claude Dussault, president and CEO commented: "ING Canada continued to deliver impressive earnings growth in the third quarter as a result of the positive contribution of Allianz Canada, continued strength of our underwriting activities and solid investment performance."

"Our underwriting income remained impressive during the quarter even though it decreased compared to the corresponding period of 2004. The impact of the August 19 storms in Ontario, heavy rain across Canada, rate reductions in automobile insurance and the higher cost of claims in commercial insurance was partially offset by continued positive development of prior-year reserves."

Basic and diluted pro-forma earnings per adjusted share for the quarter amounted to $1.52 compared to $1.27 (basic) and $1.22 (diluted) in the corresponding period of 2004. Earnings per adjusted share reached $4.38 for the first nine months of 2005 versus $3.51 (basic) and $3.37 (diluted) last year. The earnings per adjusted share figures were retroactively determined as if the shares issued as a result of last December's initial public offering ("IPO") had been outstanding throughout 2004. Under Canadian generally accepted accounting principles, the earnings per share for the third quarter amount to $1.52 compared to $1.75 for the corresponding period of 2004. For the first nine months of 2005, earnings per share were $4.38 compared to $4.82 in the same period of 2004. The reduction in earnings per share reflects the higher number of shares outstanding this year following the 2004 IPO.

ING Canada also announced that it has declared a quarterly dividend of 16.25 cents per share on its outstanding common shares, payable on December 30 to shareholders of record on December 15.

Current Outlook

Barring any unexpected developments, industry returns in automobile insurance are likely to exceed historical levels in the next four quarters. Sustainability of the cost containment measures adopted by governments as well as potential rate reductions will continue to be the key drivers in the short term. Automobile claims frequency remains low, and we continue to believe that it will either increase or lead to further premium reductions.

Competition in commercial insurance is increasing; prices are softening but continue to yield returns above historical levels. Continued increases in non-residential construction costs are putting additional pressure on underwriting margins and we are encouraging our brokers to ensure that their commercial customers maintain adequate insured values.

Overall, we still expect the industry's top-line growth for the next twenty-four months to be below historical levels. We also expect that the underwriting results of the industry will not remain at the favourable levels experienced thus far in 2005. However, management remains convinced that ING Canada, with its scale advantage, underwriting discipline and pricing sophistication, is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Furthermore, our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Financial Summary

	2005 Q3	2004 Q3	Change	2005 9-month	2004 9-month	Change
Direct Premiums Written (in millions)	$1,006.5	$921.7	9.2%	$2,999.9	$2,692.9	11.4%
Underwriting Income (in millions)	116.7	133.7	(12.7)%	411.4	351.7	17.0%
Net income (in millions)	202.8	163.6	24.0%	584.9	451.1	29.7%
Earnings per share (in dollars)* basic and diluted	1.52	1.75	(13.2)%	4.38	4.82	(9.1)%
Earnings per adjusted share (in dollars)** basic pro-forma	1.52	1.27	19.7%	4.38	3.51	24.8%
Earnings per adjusted share (in dollars)** diluted pro-forma	1.52	1.22	24.6%	4.38	3.37	30.0%
Return on equity - last 12 months	36.5%	39.6%	(3.1)			
Return on equity – Q3 annualized	30.9%	48.2%	(17.3)			
Combined ratio	87.7%	83.9%	3.8	85.7%	85.8%	(0.1)

* Earnings per share figures were determined under Canadian generally accepted accounting principles, taking into account the lower number of shares outstanding in 2004 prior to the December IPO.

**Each of the basic and diluted earnings per adjusted share are calculated on a pro-forma basis as if the 128.5 million and 133.7 million shares issued following the December 2004 IPO and the January 2005 exercise of the over-allotment option, respectively, were outstanding during the periods prior to 2005. However, these figures have not been adjusted to reflect the potential effect of the use of proceeds on the investment income for the third quarter and the first nine months of 2004.

Financial Highlights

- Net income for the quarter increased 24.0% compared to the same quarter of last year to amount to $202.8 million despite the high cost of the claims associated with the August 19 storms in Southern Ontario and heavy rain across the country. For the first nine months of 2005, net income amounted to $584.9 million, up 29.7% from the corresponding period in 2004.

- Revenues for the third quarter increased 22.1% to $1.123 billion from $919.7 million in the corresponding quarter of the previous year. Net premiums earned increased by 15% to reach $955 million. Most of the increase is attributable to the acquisition of Allianz. During the quarter, investment income increased 31.6% to reach $88.1 million as a result of the growth in invested assets. Realized gains on the sale of investments increased from $18.0 million to $66.8 million as a result of gains in the fixed income portfolio and on the liquidation of the seed capital in ING mutual funds. Total income before income taxes for the quarter increased 24.1% to $269.3 million.

- For the first nine months of the year, revenues increased 20.1% to $3.335 billion. Net premiums earned increased by 16.3% to $2.879 billion. Investment income increased 35.6% to reach $260 million while the realized gains on the sale of investments increased from $96.1 million to $156.3 million. Total income before income taxes increased by 31.2% to $821.5 million in 2005.

- Shareholders' equity increased by 31.7% since the beginning of the year to $2.712 billion at the end of the third quarter as a result of increased earnings since the beginning of the year and the exercise of the IPO over-allotment option in January. Our debt to total capital ratio declined to 4.5%.

Business Highlights

- Direct written premiums continued to grow and underwriting income remained strong.

- Direct written premiums increased by 9.2% during the quarter to reach $1.007 billion. The increase is mainly attributable to the acquisition of Allianz Canada. During the quarter, the number of risks insured increased by 14.2%. However, the increase in the growth of direct written premiums has been constrained by rate reductions in personal automobile insurance over the last twelve months and lower premiums written on behalf of industry pools as well as a softening of pricing conditions in commercial insurance. Personal lines insurance direct written premiums increased by 12% to $735.7 million while commercial insurance premiums grew by 6.9% to reach $270.8 million. For the first nine months of the year, direct written premiums increased by 11.4%.

- Underwriting income remained impressive at $116.7 million. The combined ratio amounted to 87.7% despite the impact of the August 19 storm in Ontario, heavy rain across Canada, automobile insurance rate reductions and the higher cost of claims in commercial insurance. For the year-to-date underwriting income is up 17% to $411.4 million. The contribution of Allianz to the underwriting income amounted to $12.1 million during the quarter and $56.6 million for the first nine months.

- Our underwriting income benefited from the strength of personal automobile insurance. Underwriting income amounted to $94.1 million in the third quarter and $307.3 million since the beginning of the year despite rate reductions in the last twelve months. The personal automobile portfolio continues to benefit from low claims frequencies, favourable reserve developments resulting from the automobile reforms adopted last year in a number of jurisdictions and improved results from industry pools.

- Our commercial lines activities contributed $43.2 million in underwriting income during the quarter, down 9.8% compared to the corresponding quarter of last year as a result of increased severity. For the year to date, the contribution amounted to $142.6 million. The combined ratio in commercial lines increased by 3.5 percentage points during the third quarter compared to the corresponding period in 2004 to reach 84.9%.

- Our personal property insurance activities were particularly impacted by the high costs of claims associated with the August 19 storm in Ontario and heavy rain across the country.

Corporate Developments

On September 20, ING Canada filed a short form base shelf prospectus and received final receipt from Canadian securities regulators on September 21. This initiative will allow the company to offer over a 25-month period an aggregate of any combination of up to $1 billion in debt, preferred or common shares, if it decides to access the debt or equity markets. The nature, size and timing of any financings will be dependent upon ING Canada's assessment of its funding requirements and general market conditions. At the time any securities are offered for sale, a prospectus supplement containing specific information regarding the terms of the securities being offered will be provided.

On September 12, 2005, ING Canada announced that holders of its common shares and prospective investors could reinvest their dividends in additional shares of the Company through a Dividend Re-Investment Plan offered by the company's transfer agent and the Co-Operative Investing Service managed by Canadian ShareOwner Investments Inc. Dividend re-investment purchases under both programs are commission free.

Conference Call

ING Canada will host a conference call to review its earnings results today at 10:00 am EST. To listen to the call via live audio webcast and to view the presentation slides, visit our website at www.ingcanada.com and click on "Investor Relations".

The conference call is also available by dialling 617-614-3474 or 1-800-706-7749 (toll free in North America). The passcode is 51957322. Please call ten minutes before the start of the call.

A playback of the call will be available starting at 12:00 p.m. EST today through 5:00 p.m. EST on November 17. To listen to the replay, call 617-801-6888 or 1-888-286-8010 (toll free in North America). The passcode is 24283763. A transcript of the call will also be available on ING Canada's website.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media enquiries:
Gilles Gratton - Director, Corporate Communications, Tel: 416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch – Director, Investor Relations, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

MANAGEMENT DISCUSSION AND ANALYSIS

November 10, 2005

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated interim financial statements (unaudited) and accompanying notes included at the end of this report, as well as "Management's Discussion and Analysis of Financial Condition and Results of Operations", and the financial statements included in the Company's 2004 Annual Report to Shareholders. Additional information relating to ING Canada, including the Annual Information Form, may be found on SEDAR at www.sedar.com. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below or in our 2004 Annual Report. Certain totals, subtotals and percentages may not reconcile due to rounding.

Current Outlook

We believe that several key factors will affect the property and casualty ("P&C") insurance industry in the coming twenty-four months.

The automobile insurance reforms adopted by a number of jurisdictions over the last two years continued to be effective at containing and stabilizing claims costs. As a result, product availability and affordability has been restored. Sustainability of the cost containment measures, as well as potential rate reductions, will continue to be the key drivers in the short term.

The automobile claims frequency remains low and we continue to believe that it will either increase or lead to further premium reductions. Barring any unexpected developments, industry returns in automobile insurance are likely to exceed historical levels for the next four quarters.

Competition in commercial insurance is increasing : prices are softening but continue to yield returns above historical levels. We remain disciplined in pricing and underwriting while committing to superior service to our brokers and commercial customers.

Furthermore, increases in non-residential construction costs are putting additional pressure on underwriting margins in commercial insurance. As a result, we continue working with our brokers to ensure that insured values for our commercial customers are adequate.

Overall, we still expect the industry's top-line growth rates for the next twenty-four months to be below historical levels. We also expect that the underwriting results of the industry will not remain at the favourable levels experienced thus far in 2005.

Management remains convinced that ING Canada, with its scale advantage, underwriting discipline and pricing sophistication is well positioned to capitalize on the above conditions and continue to outperform the industry's return on equity for the foreseeable future. Furthermore, our distinct product and service proposition delivered through a multi-channel distribution network will be a key driver in fuelling organic growth.

Overall Performance

Net income

Net income for the three months ended September 30, 2005 ("Q3 05") was $202.8 million up $39.2 million, or 24.0%, from $163.6 million for the three months ended September 30, 2004 ("Q3 04"). Net income was $584.9 million for the nine months ended September 30, 2005 ("YTD 05") up $133.8 million, or 29.7%, from the nine months ended September 30, 2004 ("YTD 04").

These results, which include the addition of Allianz (as described in note 1 of our financial statements), reflect the continued strength of our underwriting activities, solid growth in investment income and a significant increase in realized gains on the sale of investments. Despite the losses, net of reinsurance from catastrophes of $39.2 million for Q3 05 (Q3 04 : $20.9 million) and $81.0 million for YTD 05 (YTD 04 : $21.6 million) largely affecting personal property, our underwriting results remained very strong across all other lines of business. More particularly, our personal automobile portfolio benefited from low claims frequency and positive reserve development. Catastrophes are defined as storms with a cost net of reinsurance of $5 million or greater.

Shareholders' equity

Shareholders' equity increased by $652.6 million, or 31.7%, to $2,712.2 million in Q3 05 compared to December 31, 2004. In addition to net income of $584.9 million, the exercise of the over-allotment option in January 2005 from our initial public offering in December generated an increase in shareholders' equity of $131.6 million. The proceeds of the over-allotment option were used to repay debt of $129.2 million. Cumulative dividends of $65.2 million were also paid during the year, reducing shareholders' equity.

The summary financial data set forth in the following tables has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and has been derived from our consolidated interim financial statements for the three and nine months ended September 30, 2005.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Direct premiums written	$1,006.5	$921.7	$2,999.9	$2,692.9
Total revenue	1,123.3	919.7	3,334.5	2,776.2
Underwriting income	116.7	133.7	411.4	351.7
Net income	202.8	163.6	584.9	451.1
Earnings per share (in dollars) Basic and Diluted	1.52	1.75	4.38	4.82

(in millions of dollars)	As at September 30 2005	As at December 31 2004
Investments	$6,140.3	$6,010.4
Total assets	9,772.8	9,663.1
Debt outstanding	127.0	256.2
Total shareholders' equity	2,712.2	2,059.6

The following table shows selected financial ratios and Return on Equity ("ROE") data.

	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Claims ratio	58.8%	54.4%	56.4%	56.8%
Expense ratio	28.9%	29.5%	29.3%	29.0%
Combined ratio	**87.7%**	**83.9%**	**85.7%**	**85.8%**
			Twelve months ended September 30	
			2005	**2004**
ROE (1)			36.5%	39.6%
ROE of our P& C insurance subsidiaries(2)			35.2%	33.6%

(1) Represents our net income for the twelve months ended on the date indicated divided by the average shareholders' equity over the same twelve-month period.

(2) Represents net income of our P&C insurance subsidiaries for the twelve months ended on the date indicated divided by the average shareholders' equity of our P&C insurance subsidiaries over the same twelve-month period. Our P&C insurance subsidiaries consist of Belair Insurance Company Inc., ING Insurance Company of Canada, ING Novex Insurance Company of Canada, The Nordic Insurance Company of Canada, along with our warranty company, Wellington Warranty Company Inc. After November 30, 2004, the results of our P&C insurance subsidiaries consist of those results of the above-mentioned subsidiaries, as well as those of the subsidiaries of Allianz : Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada.

Revenue

Our revenue increased by $203.6 million, or 22.1%, to $1,123.3 million in Q3 05 compared to $919.7 million in Q3 04. For YTD 05, revenue was up by $558.3 million, or 20.1%, to $3,334.5 million compared to $2,776.2 million for YTD 04. The Allianz acquisition generated the primary revenue growth in net premiums earned while investment income in our P&C operations was a solid contributor to growth in revenue. In addition, realized investment gains in the equity and fixed income portfolios were strong in the quarter with net unrealized gains remaining constant during the quarter.

Direct premiums written were up $84.9 million, or 9.2%, in Q3 05 compared to Q3 04 and $307.0 million, or 11.4%, in YTD 05 compared to YTD 04 primarily due to the acquisition of Allianz.

The number of written insured risks, defined as the number of vehicles in automobile, the number of premises in personal property and the number of policies in commercial other (which includes all commercial lines of business excluding commercial auto) grew 14.2% in Q3 05 compared to Q3 04 (16.3% in YTD 05 compared to YTD 04). The increase in written insured risks included organic growth of 2.7% for Q3 05 (YTD 05 : 3.6%) compared to the same periods last year. However, lower premiums from industry pools and rate reductions in personal automobile served to dampen growth in direct premiums written.

Net premiums earned increased by $124.4 million, or 15.0%, to $955.0 million in Q3 05 compared to $830.6 million in Q3 04. For YTD 05, the increase in net earned premiums was $402.5 million, or 16.3%, to $2,878.9 million compared to $2,476.4 million a year ago. Allianz accounted for $121.2 million, or a 14.6%, increase in Q3 05 (YTD 05 : $392.7 million or 15.9%). Lower earned premiums from industry pools (Q3 05 : 1.7%; YTD 05 : 2.5%), as well as premium rate reductions of 8.0% in Q3 05 (YTD 05 : 7.1%) in personal automobile, reduced premium growth.

Investment income was $88.1 million in Q3 05, up $21.1 million, or 31.6%, from the $67.0 million reported in Q3 04. For YTD 05, investment income increased by $68.3 million, or 35.6%, to $260.0 million compared to $191.7 million a year ago. The increase in invested assets as a result of the Allianz acquisition and the retained profits of the last twelve months were the main contributing factors to higher investment income.

Underwriting income

Underwriting income decreased by $17.0 million to $116.7 million in Q3 05 relative to Q3 04. For YTD 05, underwriting income was $411.4 million, up $59.7 million from the comparable period in 2004. The Allianz acquisition, including its industry pools, contributed $12.1 million and $56.6 million, respectively, to underwriting income for the three and nine months ended September 30, 2005. The impact of catastrophes, occurring primarily in Southern Ontario and to a lesser extent Quebec in Q3 05 and Southern Alberta in Q2 05, decreased underwriting income by $18.4 million in Q3 05 compared to Q3 04 and $59.4 million in YTD 05 compared to YTD 04. As a result, the claims ratio deteriorated by 1.6% and 1.8% for the three and nine months ended September 30, 2005 compared to the same periods last year. Increased frequency and severity offsetting favourable reserve development accounts for the balance of the deterioration in the quarter.

Our personal automobile portfolio continued to be the most significant contributor to underwriting income, accounting for $94.1 million with a combined ratio of 80.6% and $307.3 million with a combined ratio of 79.0%, respectively, for the quarter and the year to date. The performance of the automobile portfolio benefited from favourable reserve development resulting primarily from the sustained effectiveness of automobile reforms and continued low claims frequency and by an improvement in the underwriting results from the industry pools.

Summary of Quarterly Results

(in millions of dollars, except for per share data)	2005			2004				2003		
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Direct Premiums Written	$1,006.5	$1,171.4	$ 821.9	$ 883.0	$921.6	$1,043.4	$727.8	$851.6	$918.7	$990.2
Total Revenues	1,123.3	1,112.3	1,098.8	1,004.7	919.7	900.9	955.6	808.0	777.6	735.3
Underwriting Income (loss)	116.7	179.8	114.9	118.4	133.7	174.5	43.4	(13.3)	44.4	44.6
Income before income taxes	269.3	323.6	228.6	229.7	217.1	238.6	170.4	47.8	95.4	85.6
Net Income	202.8	223.6	158.5	173.1	163.6	172.3	115.1	24.7	66.7	58.2
Combined ratio[(1)]	87.7	81.2	88.1	86.7	83.9	78.9	94.7	101.8	93.8	93.4
Seasonal indicator[(2)]	-	-	-	1.01	0.98	0.92	1.10	1.04	0.96	0.95
Earnings per share										
Basic	1.52	1.67	1.19	1.69	1.75	1.84	1.23	0.26	0.71	0.62
Diluted	1.52	1.67	1.19	1.67	1.75	1.84	1.23	0.26	0.71	0.62
Earnings per adjusted share[(3)]										
Basic Pro-Forma	1.52	1.67	1.19	1.35	1.27	1.34	0.90	0.19	0.52	0.45
Diluted Pro-Forma	1.52	1.67	1.19	1.29	1.22	1.29	0.86	0.18	0.50	0.44

(1) The combined ratio is the sum of the claims ratio and the expense ratio. Claims and expenses are determined in accordance with GAAP. A combined ratio below 100% indicates a profitable underwriting result. A combined ratio over 100% indicates an unprofitable underwriting result.

(2) The seasonal indicator is the ratio of the quarterly to the yearly combined ratio. The seasonal indicator pattern has historically shown that Q2 is the lowest loss quarter followed by Q3, Q4 and then Q1.

(3) To facilitate comparison between historical and future performance, management calculates basic earnings per adjusted share on a pro-forma basis as if the 128.5 million common shares outstanding after our reorganization and completion of the initial public offering were outstanding at the beginning of each of the quarters prior to 2005, and calculates diluted earnings per adjusted share as if the 133.7 million common shares, the difference being the shares issued in January 2005 as part of the over-allotment granted to the underwriters, had been outstanding during each of the quarters prior to 2005. Net income used for the pro-forma earnings per adjusted share calculations has not been adjusted for interest income and expense that would have been realized by the Company from investing the net proceeds of the initial public offering and reducing the debt outstanding. Financial information included in earnings per adjusted share is not derived from the Company's financial statements and includes non-GAAP financial measures that do not have any standardized meaning prescribed by GAAP. They are therefore unlikely to be comparable to any similar measures presented by other companies.

SEGMENTED INFORMATION

We report our results through the three segments of our P&C insurance business : personal insurance, commercial insurance and the investment results of our P&C insurance subsidiaries, as well as through two other segments, namely corporate and other, and realized investment and other gains.

The following table presents selected information on our segments.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Revenue				
Net premiums earned				
Personal insurance	$ 668.6	$573.2	$2,009.8	$1,721.3
Commercial insurance	286.4	257.4	869.1	755.1
Total net premiums earned	955.0	830.6	2,878.9	2,476.4
Investments	84.7	62.7	249.3	183.4
Total P&C insurance	**$1,039.7**	**$893.3**	**$3,128.2**	**$2,659.8**
Corporate and other	16.8	8.4	50.0	20.3
Realized investment and other gains	66.8	18.0	156.3	96.1
Total Revenue	**$1,123.3**	**$919.7**	**$3,334.5**	**$2,776.2**
Income before income taxes				
Underwriting income				
Personal insurance	$ 73.5	$ 85.8	$ 268.8	$ 217.5
Commercial insurance	43.2	47.9	142.6	134.2
Total underwriting income	116.7	133.7	411.4	351.7
Investments	79.0	59.9	232.4	175.9
Total P&C insurance	**$ 195.7**	**$193.6**	**$ 643.8**	**$ 527.6**
Corporate and other	6.8	5.5	21.5	2.3
Realized investment and other gains	66.8	18.0	156.3	96.1
Total income before income taxes	**$ 269.3**	**$217.1**	**$ 821.6**	**$ 626.0**

Personal Insurance

The following table sets forth the direct premiums written and underwriting income of our personal insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Direct premiums written				
Personal automobile	$514.0	$455.2	$1,474.7	$1,333.8
Personal property	221.7	201.6	592.5	527.3
Total	$735.7	$656.8	$2,067.2	$1,861.1
Net premiums earned	$668.6	$573.2	$2,009.8	$1,721.3
Expenses :				
Claims and loss adjustment expenses	411.3	336.1	1,184.1	1,050.0
Commissions	104.7	92.7	323.9	270.9
Premium taxes	23.0	20.1	69.1	59.4
General expenses	56.1	38.5	163.9	123.5
Total expenses	595.1	487.4	1,741.0	1,503.8
Underwriting income	$ 73.5	$ 85.8	$ 268.8	$ 217.5
Ratios :				
Claims ratio	61.5%	58.6%	58.9%	61.0%
Commissions ratio	15.7%	16.2%	16.1%	15.7%
Premium taxes ratio	3.4%	3.5%	3.4%	3.5%
General expense ratio	8.4%	6.7%	8.2%	7.2%
Combined ratio	89.0%	85.0%	86.6%	87.4%

Direct premiums written increased by $78.9 million, or 12.0%, in Q3 05 compared to Q3 04 (YTD 05 : $206.1 million or 11.1%). Allianz accounted for a 13.6% increase in direct written premiums in Q3 05 (YTD 05 : 14.6%). Lower premiums year-over-year from industry automobile pools, excluding those of Allianz, reduced premium growth by 0.5% in Q3 05 (YTD 05 : 3.9%). Personal automobile direct premiums written reflect an average rate reduction of approximately 6.2% for Q3 05 (YTD 05 : 7.7%). The number of written insured risks increased by 14.8% in Q3 05 (YTD 05 : 17.1%) which included organic growth of 2.9% in Q3 05 compared to Q3 04 (YTD 05 : 4.0%)

Net premiums earned increased by $95.4 million, or 16.6%, in Q3 05 compared to Q3 04 (YTD 05 : $288.5 million or 16.8%). Allianz accounts for a 16.0% increase in Q3 05 (YTD 05 : 17.2%). Lower earned premiums year-over-year from industry automobile pools reduced premium growth by 1.7% in Q3 05 (YTD 05 : 2.5%) while premium rate reductions in personal automobile also reduced growth.

Underwriting income from personal insurance decreased by $12.3 million in Q3 05 compared to Q3 04 but increased by $51.3 million in YTD 05 compared to YTD 04. These results include the negative impact in the

claims ratio related to catastrophes which reduced underwriting income in Q3 05 compared to Q3 04 by $9.3 million net of reinsurance and increased the claims ratio by a 1.0 percentage point (YTD 05 : $42.2 million and 1.8 percentage points).

The claims ratio for personal property increased by 6.5 percentage points in Q3 05 compared to Q3 04 (YTD 05 : 12.3 percentage points). The catastrophes had the biggest impact on personal property with an increase in the claims ratio of 4.2 percentage points for Q3 05 (YTD 05 : 6.1 percentage points). The majority of the remaining deterioration is driven by heavy rain across Canada resulting in a higher incidence of water damage which increased both claims frequency and severity.

The personal automobile business deteriorated with the claims ratio increasing by 1.5 percentage points in Q3 05 compared to Q3 04 due primarily to increased severity and a higher loss ratio from industry pools. However, in YTD 05 compared to YTD 04, the claims ratio improved by 7.4%. The year-to-date improvement was attributable to favourable reserve development, continued favourable claims frequency and improvement in underwriting income from the industry pools of $4.4 million for YTD 05 compared to YTD 04.

Our personal insurance expense ratio was 27.5% for Q3 05 compared to 26.4% in Q3 04 and 27.7% for YTD 05 compared to 26.4% for YTD 04. Commissions accounted for a 0.5 percentage point decrease for Q3 05 compared to Q3 04 due to lower profit-sharing commissions. Commissions accounted for a 0.4 percentage point increase for YTD 05 compared to YTD 04 due primarily to higher regular commissions. Profit-sharing commissions were $16.4 million for Q3 05 and $60.5 million for YTD 05.

The general expense ratio increased by 1.7 percentage points from Q3 04 to Q3 05 and by a 1.0 percentage point for the YTD 05 compared to 2004. Expenses increased by $17.8 million in Q3 05 compared to Q3 04 and $40.4 million in YTD 05 compared to YTD 04 but this reflects a decrease in fees to offset expenses of the service carrier operated on behalf of Facility Association of $7.6 million and $10.6 million, respectively for the quarter and year-to-date. This decrease in fees relates to the depopulation of the service carrier's residual market. The remainder of the increase is from Allianz for $9.5 million in Q3 05 and $27.8 million year-to-date.

Transition expenses, related to the Allianz acquisition, which were allocated to both claims and general expenses, were $3.6 million for Q3 05 and $8.0 million for YTD 05.

Commercial Insurance

The following table sets forth the direct premiums written and underwriting income of our commercial insurance segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
Direct premiums written				
Commercial automobile	$ 73.6	$ 68.3	$245.8	$219.5
Commercial other	197.2	196.5	686.9	612.3
Total	$270.8	$264.8	$932.7	$831.8

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Net premiums earned	$286.4	$257.4	$869.1	$755.1
Expenses :				
Claims and loss adjustment expenses	150.7	116.0	438.4	357.4
Commissions	56.1	62.1	177.6	168.2
Premium taxes	10.5	8.7	31.9	26.8
General expenses	25.9	22.7	78.6	68.5
Total expenses	243.2	209.5	726.5	620.9
Underwriting Income	**$ 43.2**	**$ 47.9**	**$142.6**	**$134.2**
Ratios :				
Claims ratio	52.6%	45.1%	50.4%	47.3%
Commissions ratio	19.6%	24.1%	20.5%	22.3%
Premium taxes ratio	3.7%	3.4%	3.7%	3.5%
General expense ratio	9.0%	8.8%	9.0%	9.1%
Combined ratio	**84.9%**	**81.4%**	**83.6%**	**82.2%**

During the third quarter, the transfer of the AGR Business was completed, resulting in negative premiums for the quarter of ($12.2) million for a year-to-date total of $20 million. Excluding the impact of AGR business, direct premiums written increased by $18.2 million, or 6.9%, in Q3 05 compared to Q3 04 (YTD 05 : $80.9 million or 9.7%). Allianz accounts for a 9.0% increase in Q3 05 (YTD 05 : 9.9%). The number of written insured risks increased by 9.2% in Q3 05 (YTD 05 : 10.0%) which included organic growth of 1.2% in Q3 05 compared to Q3 04 (YTD 05 : 0.5%).

Net premiums earned increased by $29.1 million, or 11.3%, in Q3 05 compared to Q3 04 (YTD 05 : $114.0 million or 15.1%). Allianz accounts for 11.5% of the increase in Q3 05 (YTD 05 : 12.8%).

Underwriting income decreased by $4.7 million in Q3 05 compared to Q3 04, however, the year-to-date underwriting income increased by $8.4 million. The claims ratio for commercial insurance increased by 7.5 percentage points from 45.1% for Q3 04 to 52.6 % for Q3 05. However, the increase is 3.1 percentage points to 50.4% for YTD 05. The impact of catastrophes increased the claims ratio by 3.0 percentage points for Q3 05 (YTD 05 : 1.6 percentage points). While claims frequency remained low and past rate increases have contributed favourably, increase in severity is driving the majority of the remaining deterioration for the quarter.

Our commercial insurance expense ratio was 32.3% for Q3 05 compared to 36.3% for Q3 04 due to a decrease of 4.5 percentage points in the commission ratio due to lower profit-sharing commissions and higher ceded commissions. Our year-to-date commercial insurance expense ratio was 33.2% compared to 34.9% in 2004 due to a decrease of 1.8 percentage points in the commission ratio due to lower profit-sharing commissions and higher ceded commissions. Profit-sharing commissions were $7.0 million for Q3 05 and $27.3 million for YTD 05.

The general expense ratio remained basically constant for Q3 05 compared to Q3 04 and YTD 05 compared to YTD 04. In absolute terms, general expenses increased by $3.2 million, or 14.2%, in Q3 05 compared to Q3 04 (YTD 05 : by $10.1 million, or 14.7%, compared to YTD 04). Allianz accounts for $3.6 million of the increase in Q3 05 and $10.8 million of the year-to-date increase.

Transition expenses, related to the Allianz acquisition, which were allocated to both claims and general expenses, were $1.6 million for Q3 05 and $3.5 million for YTD 05.

Investment Income

The following table presents the results of our investment segment.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	**2004**	**2005**	**2004**
Investment				
Interest income	$47.3	$38.4	$157.2	$111.3
Dividend income	34.5	24.0	90.4	71.3
Other	2.9	0.3	1.7	0.8
Investment revenue P&C subsidiaries	**$84.7**	**$62.7**	**$249.3**	**$183.4**
Investment expenses	(5.6)	(2.8)	(16.9)	(7.5)
Investment income before income taxes – P&C subsidiaries	**$79.1**	**$59.9**	**$232.4**	**$175.9**

Investment income earned by the investment portfolios of our insurance companies increased by $22.0 million, or 35.0%, to $84.7 million for Q3 05 compared to Q3 04. Year-to-date income increased by $65.9 million, or 35.9%, to $249.3 million. As part of an interim settlement related to the 2001 Portfolio Purchase, interest income of $13.5 million was received. The average pre-tax yields of our investment segment, excluding realized investment gains and losses and interest income related to the 2001 Portfolio Purchase noted above, was 5.5% for Q3 05 compared to 5.2% for Q3 04 (YTD 05 and YTD 04 : 5.2%). The variance in the quarterly yield is due to higher dividends.

Investment expenses were $5.6 million for Q3 05 (YTD 05 : $16.9 million) compared to $2.8 million for Q3 04 (YTD 04 : $7.5 million). The increase in expenses was due to increased assets from the Allianz acquisition plus a change in asset management charges instituted effective January 1, 2005 to better reflect current market costs. These expenses were paid to our in-house investment operations and therefore the same amount that is reported as an expense in this segment is reported as a negative expense in the "Corporate and Other" segment and thus eliminated upon consolidation.

Realized investment and other gains

The following table presents realized investment and other gains.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Realized investment and other gains (losses)				
Fixed income	$21.7	$(16.3)	$ 57.8	$25.8
Preferred shares	0.7	-	0.4	(2.7)
Common shares	37.7	34.6	90.4	69.4
Sale of subsidiaries and other	6.7	(0.3)	7.7	3.6
Total	**$66.8**	**$18.0**	**$156.3**	**$96.1**
After-tax total	$57.3	$14.2	$118.6	$66.6

Realized investment and other gains were up $48.8 million in Q3 05 compared to Q3 04 due primarily to gains in the fixed income portfolios. In addition, gains on common shares included gains resulting from the liquidation of our seed capital in ING mutual funds in Q3 05 offsetting a higher impairment charge of $5.9 million. Other includes the gain on the sale of marine business of $3.9 million and mutual funds of $2.8 million.

Year-to-date realized investment and other gains were up $60.2 million compared to 2004 due to higher fixed income gains in 2005 as well as equity gains from the liquidation of our seed capital in ING mutual funds. Impairments for the nine months ended September 30, 2005 and September 30, 2004, were $6.1 million and $0.8 million, respectively.

Corporate and Other

The following table presents the results of our "Corporate and Other" segment including intercompany eliminations which are primarily commissions and general expenses.

(in millions of dollars)	Three months ended September 30		Nine months ended September 30	
	2005	2004	2005	2004
Investment income	$ 3.4	$4.2	$10.7	$ 8.3
Commission and advisory fees	13.4	4.2	39.3	12.0
Revenue	16.8	8.4	50.0	20.3
Commissions	(4.4)	(1.5)	(13.3)	4.7
General expenses	12.4	1.6	35.9	4.7
Interest on debt	2.0	2.8	6.0	8.6
Expenses	10.0	2.9	28.6	18.0
Income before income taxes	**$ 6.8**	**$5.5**	**$21.4**	**$ 2.3**

Revenue from Corporate and Other was higher by $8.4 million in Q3 05 relative to Q3 04 and by $29.7 million for YTD 05 compared to YTD 04. The increase is primarily due to the commission income earned by Canada Brokerlink (obtained in the Allianz acquisition) which was $8.5 million and $25.0 million, respectively, for the three and nine months ended September 30, 2005. In addition, there was an increase in revenue from Equisure of $2.0 million and an increase in investment income of $1.7 million for the nine months ended September 30, 2005.

The increase in general expenses was principally due to Canada Brokerlink which incurred general expenses of $10.9 million and $32.5 million, respectively, in Q3 05 and YTD 05. On the other hand, commission expenses were lower due to non-recurring commissions related to the 2001 Portfolio Purchase which amounted to ($1.8) million in Q3 04 and $6.1 million for YTD 04. Furthermore, the higher commissions earned by our brokerages of $4.6 million and $12.8 million, respectively, in Q3 05 and YTD 05, principally Canada Brokerlink, from our P&C companies, were eliminated in Corporate and Other and thereby reduced commission expenses.

BALANCE SHEET ANALYSIS

Premiums and Other Receivables

Premiums written are either billed to brokers or directly billed to policyholders. Premium receivables from brokers and policyholders were $125.3 million and $1,157.3 million, respectively, as at September 30, 2005, and $163.8 million and $1,076.0 million, respectively, as at December 31, 2004.

Other receivables consist of amounts due from the Facility Association and other industry pools, other insurers, and other which were $209.8 million, $57.5 million and $39.8 million, respectively, as at September 30, 2005, and $202.8 million, $137.3 million and $62.5 million, respectively, as at December 31, 2004.

Investments

Cash and cash equivalents and investments increased by $488.1 million, or 7.7%, to $6.8 billion at September 30, 2005 compared to December 31, 2004. This increase was due to the higher premiums written, the interim settlement of $116.9 million related to the 2001 Portfolio Purchase and the receipt of $125.6 million of investment funds transferred from Facility Association, which offset first quarter payment of tax balances for the 2004 taxation year and the payment of profit commissions to brokers and incentive bonuses to employees. The funds transferred from Facility Association are not required to meet the association's short-term needs but will eventually be returned to the association to enable it to pay the claims to which these funds relate.

The following table sets forth our cash and invested assets as at September 30, 2005 and December 31, 2004.

(in millions of dollars)	As at September 30, 2005			As at December 31, 2004		
	Book value ("BV")	% of BV	Fair value	BV	% of BV	Fair value
Cash and cash equivalents	$ 715.4	10.4%	$ 715.4	$ 357.2	5.6%	$ 357.2
Fixed income securities(1)	3,595.0	52.4	3,715.0	3,685.1	57.9%	3,776.5
Commercial mortgages	75.3	1.1	79.2	78.7	1.2%	83.3
Preferred shares	1,191.5	17.4	1,240.7	1,069.6	16.8%	1,136.3
Common shares(1)	1,108.9	16.2	1,243.6	997.7	15.7%	1,077.2
Other investments	169.6	2.5	169.6	179.3	2.8%	179.3
Total investments & cash	**$6,855.7**	**100%**	**$7,163.5**	**$6,367.6**	**100.0%**	**$6,609.8**

(1) Fixed income and common shares include seed capital investment in affiliated mutual funds, with a book value of $155.0 million as at December 31, 2004. There were no such investments as at September 30, 2005.

Our investment objectives remain consistent with the information presented in the 2004 Annual Report. The weighted average ratings of our fixed income and preferred share portfolios as at September 30, 2005 were "AA" and "P2", respectively, by either Standard & Poor's ("S&P") or Dominion Bond Rating Services. Included in the fixed income and preferred share portfolios at September 30, 2005, were approximately $16.9 million of securities with a rating below investment grade or not rated compared to $42.9 million as at December 31, 2004. Our exposure to debt private placements and secured commercial mortgages remains relatively minor.

Other investments consisted of loans to brokers with a book value of $155.6 million as at September 30, 2005 compared to $156.3 million as at December 31, 2004, investments in brokerages with a book value of $13.8 million as at September 30, 2005 compared to $13.4 million as at December 31, 2004 and other commercial loans with a book value of $0.2 million as at September 30, 2005 compared to $9.6 million as at December 31, 2004.

Unpaid claims and adjustment expenses

Unpaid claims and adjustment expenses, net of reinsurers' share ("claim liabilities") at September 30, 2005 remained basically unchanged from December 31, 2004.

The favourable reserve development is largely the result of the cost containment of auto reforms which appear to be sustainable as well as continuing low levels of claims frequency, both being more favourable than what was anticipated. The quarterly evaluation of our best estimates of claim liabilities, while remaining conservative, has taken into account the emergence of this favourable development for both current and prior accident years.

Excluding Allianz, the favourable development of all prior accident years during the first nine months of 2005 was $187.1 million, or 6.5%, ($78.8 million in the third quarter) with every accident year being favourable. This development came mainly from automobile in the amount of $140.5 million, including the positive development of class action suits and the favourable impact of the quarterly incurred but not reported (IBNR) evaluation of which $27.5 million related to prior accident years. Most of the remaining favourable development came from commercial general liability in the amount of $39.5 million which included the positive development of two large claims during the third quarter.

The following table, which excludes Allianz, shows the development of the claim liabilities for the ten most recent accident years with the estimated amount of subsequent development for each accident year shown by year up to September 30, 2005. The initial reserves set up at the end of the year are re-evaluated over time to determine their redundancy or deficiency. This is based on actual payments in full or partial settlement of claims as well as current estimates of the claim liabilities required for claims still open or claims still unreported. Cumulatively, we have experienced favourable development for accident years 2004, 2003, 1998, 1997, 1996, 1995 and prior years, and unfavourable development for accident years 2002, 2001, 2000 and 1999. In those years, in which unfavourable development occurred, the overall P&C insurance industry had similar adverse development caused by unexpected change in claim patterns, in particular, relating to automobile insurance in Ontario.

	Accident year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 & [illegible]
Reserve originally estimated	$904.3	$814.9	$711.9	$655.3	$607.7	$557.2	$531.2	$547.2	$493.4	$1,073.5
Reserve re-estimated as of[1]										
One year later	$839.8	$750.0	$721.6	$716.8	$607.7	$550.7	$507.6	$423.9	$447.3	$986.9
Two years later		686.8	721.4	730.6	648.4	578.1	508.9	407.1	441.5	981.5
Three years later			712.2	729.6	664.2	607.4	504.2	421.5	445.2	1,015.5
Four years later				725.5	657.4	613.0	518.8	421.9	435.4	992.4
Five years later					646.6	614.4	520.1	420.9	433.8	961.6
Six years later						605.4	517.5	426.3	432.0	953.4
Seven years later							509.8	424.6	417.9	955.9
Eight years later								424.1	414.4	968.5
Nine years later									413.5	977.2
Ten years later										960.0
Cumulative deficiency (redundancy)	(64.5)	(128.1)	0.3	70.2	38.8	48.2	(21.5)	(123.0)	(79.9)	(113.5)
	(7.1)%	(15.7)%	0.0%	10.7%	6.4%	8.7%	(4.0)%	(22.5)%	(16.2)%	(10.6)%
Development during the three months ended September 30, 2005	**$(26.0)**	**$(11.1)**	**$(2.2)**	**$(6.5)**	**$(4.9)**	**$(4.6)**	**$(4.8)**	**$0.3**	**$(0.1)**	**$(18.8)**
	(2.9)%	**(1.4)%**	**(0.3)%**	**(1.0)%**	**(0.8)%**	**(0.8)%**	**(0.9)%**	**0.1%**	**(0.0)%**	**(1.7)%**
Development during the nine months ended September 30, 2005	**$(64.5)**	**$(63.2)**	**$(9.2)**	**$(4.1)**	**$(10.8)**	**$(9.1)**	**$(7.7)**	**$(0.4)**	**$(0.9)**	**$(17.2)**
	(7.1)%	**(7.8)%**	**(1.3)%**	**(0.6)%**	**(1.8)%**	**(1.6)%**	**(1.5)%**	**(0.1)%**	**(0.2)%**	**(1.6)%**

(1) The last diagonal is estimated as at September 30, 2005.

For the claim liabilities relating to the Allianz acquisition, the table below shows the development only from December 2004, given that the acquisition took place late in 2004. On $680.5 million of claim liabilities as at December 31, 2004, we experienced $41.6 million of favourable development for the nine months of 2005 of which $14.9 million relates to the third quarter. Similar to our own experience, this came mainly from automobile with a favourable development of $30.1 million.

	Accident year									
	2004	2003	2002	2001	2000	1999	1998	1997	1996	1995 & -
Reserve as of December 2004	$213.4	$158.4	$126.7	$73.6	$47.8	$29.9	$16.9	$10.0	$3.6	$0.2
Reserve re-estimated as of Sept 2005	$190.1	$144.0	$124.7	$71.8	$48.3	$29.7	$18.1	$9.5	$2.5	$0.1
Development during the three months ended September 30, 2005	$(6.1)	$(4.4)	$(2.3)	$(1.9)	$(0.0)	$(0.4)	$0.9	$(0.6)	$(0.0)	$0.1
	(2.9)%	(2.8)%	(1.8)%	(2.6)%	(0.1)%	(1.3)%	5.3%	(6.4)%	(1.2)%	53.3%
Development during the nine months ended September 30, 2005	$(23.3)	$(14.4)	$(2.1)	$(1.8)	$0.6	$(0.1)	$1.3	$(0.5)	$(1.1)	$(0.1)
	(10.9)%	(9.1)%	(1.6)%	(2.5)%	1.2%	(0.4)%	7.4%	(4.7)%	(30.1)%	(45.4)%

Claim liabilities, which are determined in accordance with accepted actuarial practice, take into account the time value of money and provisions for adverse deviation. Accordingly, changes in these estimates that may be periodically necessary, will affect the valuation of the claim liabilities. Discount rates and provisions for adverse deviation were set on a basis consistent with those used at year end 2004.

In the tables above, the claim liabilities used are those used in the financial statements and therefore are discounted and include a provision for adverse deviations while the cumulative payments do not include either. The net impact of the discount and the provision for adverse deviation makes the booked claim liabilities slightly higher than undiscounted best estimates (by approximately 1.4% at year end 2004).

Reinsurance

Policy liabilities including unearned premiums and unpaid claims and adjustment expenses ceded to reinsurers were $340.4 million and $765.4 million, respectively, as at September 30, 2005 and December 31, 2004. As part of the Allianz transaction relating to the AGR Business, there were assumed and ceded policy liabilities of $18.9 million and $508.6 million, respectively, at December 31, 2004. These liabilities were transferred to the Canadian branch of AGR in September, 2005, upon receipt of regulatory approval. ING Re, our primary reinsurer, represented 21% and 17%, respectively, of the remaining ceded policy liabilities as at September 30, 2005 and December 31, 2004. In addition, we have reinsurance treaties with several unaffiliated reinsurers, all of whom meet our financial strength rating requirements.

In 2005, for multi-risk events or catastrophes, our retention is $17.5 million with a reinsurance coverage limit of $1.2 billion. We also retain 10% of the exposure between $25.0 million and $600.0 million. For 2004, our retention was $5.0 million with a coverage limit of $1.2 billion and 10% retention of the exposure between $12.5 million and $600.0 million.

In accordance with industry practice, our reinsurance recoverables with licensed Canadian reinsurers are generally unsecured because Canadian regulations require these reinsurers to maintain minimum asset and capital balances in Canada to meet their Canadian obligations. However, policy liabilities rank in priority to any subordinate creditors a reinsurer may have. For reinsurance recoverables with non-licensed reinsurers, we maintain security against reinsurance recoverables in the form of cash, letters of credit and/or assets held in trust accounts. The company was the assigned beneficiary of such trust accounts from unlicensed reinsurers totalling $97.1 million and $458.7 million, respectively, as at September 30, 2005 and December 31, 2004. These amounts included $89.9 million and $56.0 million, respectively, as at September 30, 2005 and December 31, 2004 from an affiliated reinsurer. Trust accounts were held in support of policy liabilities of $87.9 million as at September 30, 2005 and $349.5 million as at December 31, 2004, and can be accessed if these reinsurers are unable to meet their obligations.

Share Capital

As of November 10, 2005, there were 133.7 million common shares and one Special Share issued and outstanding. The Special Share is convertible into one common share. ING Groep N.V. ("ING Groep") holds approximately 70% of the issued and outstanding common shares and the Special Share.

Under the Company's 2005 Long-term Incentive Plan, certain employees are awarded performance units (one performance unit equals one company common share) as a portion of their compensation. The number of performance units that will eventually vest at the end of the three-year performance cycle is contingent upon the Company's three-year average return on equity relative to that of the Canadian P&C insurance industry. All shares awarded under this plan will be purchased in the market. The Company re-estimates the number of performance units that are expected to vest at each reporting period. That estimate was 180,250 units as at September 30, 2005.

Liquidity and Capital Resources

Both our liquidity and our capital base remain strong. Net cash provided by operations was $176.9 million for Q3 05 compared to $317.6 million for Q3 04 due to higher income and changes in operating assets and liabilities. Year-to-date operations provided cash of $455.4 million for YTD 05 compared to $1,288.1 million for YTD 04 which is primarily explained by the commutation of the quota-share treaty on January 1, 2004 which recorded $665.0 million of cash from operations. In addition, we have an uncommitted revolving credit facility with the Royal Bank of Canada of $50 million, none of which was drawn at November 10, 2005. We are not currently planning to make any significant capital expenditures.

During the first quarter of 2005, we used the proceeds from the shares issued pursuant to the exercise of the over-allotment option to repay a $129.2 million promissory note payable to an affiliate, thereby reducing our debt outstanding to $127.0 million. As at September 30, 2005, the Company was adequately capitalized to support the growth in premium volume of our insurance subsidiaries. Our insurance subsidiaries have capital of $757.4 million in excess of the minimum supervisory target of 150%, as calculated under the Minimum Capital Test ("MCT") at September 30, 2005, compared to $412.1 million at December 31, 2004. Based on the dividend restrictions imposed by applicable insurance laws, subject to MCT limitations, the total amount of dividends available for payment from our subsidiaries during 2005 is $233.8 million plus any 2005 earnings.

The Board of Directors of the Company declared quarterly cash dividends of 16.25 cents per common share for a total amount of $65.2 million, which were paid on March 31, 2005, June 30, 2005 and September 30, 2005.

In the second quarter we received a S&P financial strength and long-term counterparty credit ratings of A+ for our P&C subsidiaries while A.M. Best reaffirmed our financial strength rating of A+ and raised the ratings of Allianz Insurance Company of Canada and Trafalgar Insurance Company of Canada to A+ as well.

Transactions with Related Parties

We have ongoing transactions with related parties. These transactions consist principally of management and advisory services rendered by ING Groep and affiliated companies, reinsurance by an affiliated company and financing by ING Groep. We also render advisory and administrative services to our affiliated companies. These transactions are carried out in the normal course of operations and are measured at the exchange amount. It is management's belief that such exchange amounts approximate fair value. Notes 1 and 5 to the accompanying consolidated interim financial statements provide additional information on related party transactions.

Risk Management

As a provider of insurance products, effective risk management is fundamental to our ability to protect the interests of both our customers and our shareholders. We are exposed to potential loss from various market risks, including interest rate risk, equity market fluctuation risk, credit risk, liquidity risk, and to a lesser extent, foreign currency risk and derivative risk. These risks are described on pages 38 to 40 of our 2004 Annual Report and were essentially unchanged year to date.

Critical Accounting Estimates and Assumptions

Our critical accounting estimates and assumptions were disclosed on pages 41 to 43 of our 2004 Annual Report. There are no new critical accounting estimates or assumptions to disclose beyond those included in our annual financial statements. These estimates and assumptions principally relate to the establishment of reserves for claims and expenses, impairments of investment securities, amounts recoverable from our reinsurers, goodwill, income taxes and certain other assets. As more information becomes known, these estimates and assumptions may be updated for new information and could therefore change and impact future results.

Changes in Accounting Policies including Initial Adoption

As a result of the adoption of a Long-term Incentive Plan for certain employees and a Deferred Stock Unit Plan for independent Directors, the Company has adopted, effective January 1, 2005, the recommendations of the Canadian Institute of Chartered Accountants' Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which sets a fair value based method of accounting for all stock-based compensation. Notes 1 and 10 to our consolidated interim financial statements describe the accounting for our stock-based compensation plans.

Recent Developments

On September 20, 2005, ING Canada filed a short form base shelf prospectus and received final receipt from Canadian securities regulators the following day, which will allow the Company to offer, over a 25-month period, an aggregate of any combination of up to $1 billion in debt, preferred or common shares securities. The nature, size and timing of any financings will be dependent upon ING Canada's assessment of its funding requirements and general market conditions. At the time, any securities covered by the base shelf prospectus are offered for sale, a prospectus supplement containing specific information regarding the terms of the securities being offered will be provided.

On September 12, 2005, ING Canada announced that holders of its common shares and prospective investors would now be able to reinvest their dividends in additional shares of the Company via a Dividend Re-Investment Plan administered through the Company's transfer agent or via the Co-Operative Investing Service administered by Canadian ShareOwner Investments Inc. Dividend re-investment purchases under either alternative will be made free of commissions.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein about our current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we believe are appropriate in the circumstances. Many factors could cause our actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: our ability to implement our strategy or operate our business as we currently expect; our ability to accurately assess the risks associated with the insurance policies that we write; adverse capital market developments or other factors which may affect our investments; the cyclical nature of the P&C insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; our reliance on brokers and third parties to sell our products; our ability to successfully pursue our acquisition strategy; our ability to integrate the business of Allianz Canada; our ability to achieve cost savings anticipated from the acquisition of Allianz Canada; uncertainties associated with our acquisition of Allianz Canada; the substantial influence of ING Groep; our participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; our ability to maintain our financial strength ratings; our ability to alleviate risk through reinsurance; our ability to successfully manage credit risk; our reliance on information technology and telecommunications systems; our dependence on key employees; general economic, financial and political conditions; our dependency on the results of operations of our subsidiaries; the limited trading history of our common shares; the volatility of the stock market and other factors affecting our share price; and future sales of a substantial number of our common shares. These factors should be considered carefully, and readers should not place undue reliance on our forward-looking statements. We have no intention and undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ING CANADA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at	
	September 30 2005	December 31 2004
ASSETS		
Cash and cash equivalents	$ 715,379	$ 357,213
Investments (note 2)	6,140,340	6,010,405
Accrued investment income	54,201	43,266
Due from affiliated companies (note 5)	6,870	-
Premium and other receivables	1,589,731	1,642,362
Reinsurers' share of unpaid claims and adjustment expenses (note 4)	323,776	687,201
Reinsurers' share of unearned premiums (note 4)	16,651	78,199
Deferred acquisition costs	389,457	389,688
Income taxes receivable	41,409	2,591
Other assets	174,847	127,543
Long-term investments	45,197	48,108
Future income taxes	132,905	148,488
Intangible assets	37,008	36,944
Goodwill	105,057	91,116
	$9,772,828	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 746,101	$ 669,604
Due to affiliated companies (note 5)	664	3,025
Income taxes payable	41,184	100,913
Unpaid claims and adjustment expenses (note 4)	3,861,074	4,222,961
Unearned premiums (note 4)	2,280,178	2,340,997
Unearned reinsurance commissions	4,434	9,785
Debt outstanding (note 8)	127,000	256,230
	$7,060,635	$7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	$1,183,846	$1,052,290
Contributed surplus	84,443	83,336
Retained earnings	1,443,904	923,983
	$2,712,193	$2,059,609
	$9,772,828	$9,663,124

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (unaudited)

(in thousands of dollars except for per share amounts)

	For the three months ended		For the nine months ended	
	September 30 2005	September 30 2004	September 30 2005	September 30 2004
Direct premiums written	$1,006,522	$921,642	$2,999,883	$2,692,890
Net premiums written	983,753	850,187	2,879,582	2,742,151
REVENUE				
Net premiums earned	$ 955,021	$830,553	$2,878,858	$2,476,348
Investment income	88,103	66,965	259,967	191,749
Realized investment and other gains	66,811	18,014	156,307	96,086
Commission and advisory fees	13,399	4,166	39,387	11,986
	1,123,334	919,698	3,334,519	2,776,169
EXPENSES				
Claims and loss adjustment expenses	561,965	452,058	1,622,462	1,407,403
Commissions	156,418	153,246	488,204	443,796
Premium taxes	33,474	28,846	100,961	86,161
General expenses	100,123	65,654	295,272	204,165
	851,980	699,804	2,506,899	2,141,525
Interest on debt outstanding	1,991	2,788	5,972	8,607
INCOME BEFORE INCOME TAXES	269,363	217,106	821,648	626,037
Income taxes (note 6)	66,565	53,477	236,747	174,958
NET INCOME	$ 202,798	$163,629	$ 584,901	$ 451,079
Earnings per share (note 11)				
Basic and diluted	$1.52	$1.75	$4.38	$4.82

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended		For the nine months ended	
	September 30 2005	September 30 2004	September 30 2005	September 30 2004
Share capital				
Balance, beginning of period	$1,183,846	$ 605,905	$1,052,290	$ 605,905
Capital issued (notes 1 and 9)	-	-	136,032	-
Share issuance costs, net of income taxes	-	-	(4,476)	-
Balance, end of period	1,183,846	605,905	1,183,846	605,905
Contributed surplus				
Balance, beginning of period	84,074	83,336	83,336	83,336
Stock-based compensation (note 10)	369	-	1,107	-
Balance, end of period	84,443	83,336	84,443	83,336
Retained earnings				
Balance, beginning of period	1,262,837	587,281	923,983	299,831
Net income	202,798	163,629	584,901	451,079
Dividends paid	(21,731)	-	(65,194)	-
Other	-	-	214	-
Balance, end of period	1,443,904	750,910	1,443,904	750,910
TOTAL SHAREHOLDERS' EQUITY	$2,712,193	$1,440,151	$2,712,193	$1,440,151

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended		For the nine months ended	
	September 30 2005	September 30 2004	September 30 2005	September 30 2004
OPERATING ACTIVITIES				
Net income	$202,798	$163,629	$584,901	$451,079
Adjustments to determine cash provided by operating activities :				
Amortization of property and equipment	4,892	2,827	12,015	9,103
Amortization of intangible assets	925	-	2,773	-
Amortization of premiums and discounts on fixed income securities	5,672	4,735	15,943	14,351
Net income from long-term investments	(1,641)	(1,776)	(6,108)	(5,411)
Dividends received from long-term investments	1,137	1,103	4,058	2,121
Realized investment and other gains	(66,811)	(18,014)	(156,307)	(96,086)
Decrease in loan provision	(4,500)	-	(4,500)	-
Deferred acquisition costs, net	(6,647)	(9,926)	(7,937)	(67,976)
Future income taxes, net	(4,811)	(9,090)	17,763	11,808
Unpaid claims and adjustment expenses, net	15,549	33,149	1,538	594,604
Unearned premiums, net	28,739	57,020	729	303,184
Changes in other operating assets and liabilities	1,265	93,888	(10,542)	71,351
Stock-based compensation	369	-	1,107	-
Cash provided by operating activities	176,936	317,545	455,433	1,288,128
INVESTING ACTIVITIES				
Proceeds from sale of investments	2,098,003	2,644,116	6,433,640	7,582,110
Purchase of investments	(1,921,796)	(2,894,452)	(6,426,108)	(8,692,846)
Purchase of property and equipment, net	(17,439)	(2,406)	(37,613)	(6,626)
Purchase of brokerages and books of business	(21)	-	(12,391)	-
Proceeds from sale of long-term investments and other, net	9,453	16,487	10,399	24,999
Cash provided by (used in) investing activities	168,200	(236,255)	(32,073)	(1,092,363)
FINANCING ACTIVITIES				
Dividends paid	(21,731)	-	(65,194)	-
Debt repayment	-	-	(129,230)	(22,000)
Proceeds from capital issuance	-	-	136,032	-
Share issuance costs	-	-	(6,802)	-
Cash used in financing activities	(21,731)	-	(65,194)	(22,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	323,405	81,290	358,166	173,765
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	391,974	197,134	357,213	104,659
CASH AND CASH EQUIVALENTS, END OF PERIOD	$715,379	$278,424	$715,379	$278,424
SUPPLEMENTAL CASH FLOW INFORMATION :				
Income taxes paid	$ 67,534	$ 18,370	$317,620	$118,029
Interest paid on debt outstanding	3,982	5,025	7,963	10,534

See accompanying notes to the consolidated interim financial statements

(in thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. ("the Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America, Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the results of Allianz are only included in the Company's consolidated interim statements of income for the three and nine-month periods ended September 30, 2005.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of 70% of the common shares and the Special Share (note 9), and as a party to the Co-Operation Agreement ("Agreement"), has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these consolidated interim financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Adoption of accounting policy

During 2005, as a result of the adoption of a Long-Term Incentive Plan for certain employees and a Deferred Stock Unit Plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these consolidated interim financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities at the dates of these consolidated interim financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(in thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1

	As at September 30, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	$2,256,894	$2,334,084	$ 81,946	$ 4,756
Corporate	1,022,080	1,060,056	40,376	2,400
Asset-backed	311,809	317,754	6,070	125
Below investment grade [b]	4,238	3,140	-	1,098
Not rated [c]	-	-	-	-
Total fixed income securities	**3,595,021**	**3,715,034**	**128,392**	**8,379**
Mortgage loans	**75,304**	**79,202**	**3,898**	**-**
Preferred shares [d]				
Investment grade	1,178,840	1,225,996	52,396	5,240
Below investment grade	12,708	14,740	2,032	-
Total preferred shares	**1,191,548**	**1,240,736**	**54,428**	**5,240**
Common shares [c and e]	**1,108,927**	**1,243,631**	**150,439**	**15,735**
Other investments [f]	**169,540**	**169,540**	**-**	**-**
	$6,140,340	**$6,448,143**	**$337,157**	**$29,354**

Table 2.2

	As at December 31, 2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	$1,805,736	$1,854,940	$ 49,348	$ 144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [b]	8,771	7,666	22	1,127
Not rated [c]	16,318	17,009	691	-
Total fixed income securities	**3,685,099**	**3,776,547**	**93,535**	**2,087**
Mortgage loans	**78,699**	**83,287**	**4,588**	**-**
Preferred shares [d]				
Investment grade	1,051,792	1,115,442	66,566	2,916
Below investment grade	17,837	20,895	3,174	116
Total preferred shares	**1,069,629**	**1,136,337**	**69,740**	**3,032**
Common shares [c and e]	**997,707**	**1,077,195**	**90,622**	**11,134**
Other investments [f]	**179,271**	**179,271**	**-**	**-**
	$6,010,405	**$6,252,637**	**$258,485**	**$16,253**

(in thousands of dollars except for per share amounts)

2. INVESTMENTS (continued)

(a) Fixed income securities include private placements. The book value of the private placements was $32,092 at September 30, 2005 (December 31, 2004 - $38,764) and their fair value was $30,740 at September 30, 2005 (December 31, 2004 - $38,366).

(b) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

(c) Subsequent to the transaction described in note 13, the Company no longer has any investment in funds under the ING brand name. At December 31, 2004, the book value of the ING fixed income fund units was $16,318 and their fair value was $17,009. At that date, the book value of the ING equity fund units was $138,730 and their fair value was $150,980.

(d) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

(e) The common share category includes common shares as well as mutual fund and trust units.

(f) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at September 30, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$42,123	$46,722	$41,266	$42,082
Short	41,887	46,665	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At September 30, 2005, the book value of the collateral was $40,159 (December 31, 2004 - $39,641).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment recorded for the three and nine-month periods ended September 30, 2005 was $6,049 and $6,111, respectively ($129 and $834, respectively, in 2004).

(In thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1

	As at September 30, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$27,254	$ -	$51	$39,680	$ -	$39
Forwards bought	4,958	9	-	540	-	-
Cash flow risk						
Foreign currency swaps	14,757	3,171	-	14,972	2,406	-
	$46,969	$3,180	$51	$55,192	$2,406	$39

Table 3.2 summarizes the remaining terms to maturity of the derivatives.

Table 3.2

	As at September 30, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$32,212	$ -	$ -	$40,220	$ -	$ -
Foreign currency swaps	-	6,253	8,504	-	6,468	8,504
	$32,212	$6,253	$8,504	$40,220	$6,468	$8,504

(In thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and adjustment expenses

Table 4.1

	As at September 30, 2005			As at December 31, 2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto : liability	$1,813,135	$-	$ 46,294	$1,850,330	$ -	$ 77,039
Auto : personal accident	708,602	-	29,218	770,297	-	32,153
Auto : other	92,931	-	2,189	101,582	-	161
Property	516,380	-	129,419	610,309	1,827	314,450
Liability	725,064	-	115,712	818,824	763	199,007
Other	4,962	-	944	58,692	10,337	64,391
	$3,861,074	$-	$323,776	$4,210,034	$12,927	$687,201

(a) The aggregate of direct and assumed unpaid claims and adjustment expenses of $3,861,074 (December 31, 2004 - $4,222,961) is shown as unpaid claims and adjustment expenses in the consolidated balance sheets.

(b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and adjustment expenses in the consolidated balance sheets.

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Unpaid claims and adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by Canadian accepted actuarial practice. Unpaid claims and adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unearned premiums

Table 4.2	As at September 30, 2005			As at December 31, 2004		
	Direct (c)	Assumed (c)	Ceded (d)	Direct (c)	Assumed (c)	Ceded (d)
Auto : liability	$ 613,418	$-	$ 746	$ 620,367	$ 50	$ 3,108
Auto : personal accident	196,817	-	70	198,619	-	665
Auto : other	552,745	-	29	547,998	-	908
Property	733,057	-	3,532	764,420	3,259	40,099
Liability	157,552	-	3,117	167,253	2,394	14,838
Other	26,589	-	9,157	36,386	251	18,581
	$2,280,178	$-	$16,651	$2,335,043	$5,954	$78,199

(c) The aggregate of direct and assumed unearned premiums of $2,280,178 (December 31, 2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

(d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company considers that the fair value of unpaid claims and adjustment expenses, as well as the fair value of unearned premiums, approximate their book value.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") were completed as of September 1, 2005. Prior to this date, the AGR Business was subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG and therefore had no impact on the Company's consolidated net income.

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at September 30, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and adjustment expenses	$-	$-	$12,927	$447,102
Unearned premiums	-	-	5,954	61,523

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and companies that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to affiliated companies on the consolidated interim statements of income.

Table 5.1	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004
Ceded premiums earned	$12,222	$14,890	$36,930	$43,237
Ceded claims and loss adjustment expenses	47,446	24,131	71,838	24,913
(Income) loss before income taxes	$(35,224)	$(9,241)	$(34,908)	$18,324

Table 5.2 summarizes the other types of transactions with affiliated companies.

Table 5.2	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004
Advisory fee income	$ 994	$2,079	$ 5,822	$ 6,170
Management and advisory expenses	4,348	4,597	13,277	12,724
Interest expense	1,991	2,464	5,972	7,482

(in thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS (continued)

Table 5.3 summarizes the Company's payables to related parties.

Table 5.3	As at September 30, 2005	As at December 31, 2004
Reinsurance (receivable) payable	$(6,870)	$ 65
Interest and other payables	664	2,960
	$(6,206)	$3,025

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. As a result, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada and acted as the funds' manager and advisor. Other subsidiaries of the Company had investments in the units of these funds (note 2). As described in note 13, the Company has exited its fund management activities and, as a result, held no such fund units at September 30, 2005. The fair value of the units held by the Company in these funds represented 45.9% of the funds' total fair value at December 31, 2004.

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory rates had been applied to consolidated income before taxes :

Table 6.1	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004
	%	%	%	%
Income tax expense calculated at statutory rates	34.5	34.1	34.5	34.2
Increase (decrease) resulting from :				
Non-taxable dividends	(3.8)	(3.9)	(3.3)	(3.6)
Non-deductible expenses	0.4	0.3	0.4	1.1
Tax-asset recovery not previously recorded	(3.6)	(0.3)	(1.5)	(0.8)
Non-taxable portion of capital gains	(2.9)	(1.2)	(1.3)	(0.9)
Other (net)	0.1	(4.4)	-	(2.0)
Income tax expense	24.7	24.6	28.8	28.0

(In thousands of dollars except for per share amounts)

7. PENSION PLAN INFORMATION

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $751 and $2,059 for the three and nine-month periods ended September 30, 2005, respectively (($276) and $1,216 for the three and nine-month periods ended September 30, 2004). For the defined contribution plans, the expense and the employer contributions were $534 and $1,480 for the three and nine-month periods ended September 30, 2005 (nil for the three and nine-month periods ended September 30, 2004).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants. For these other plans, the Company recorded an expense of $218 and $649 for the three and nine-month periods ended September 30, 2005, respectively ($369 and $653 for the three and nine-month periods ended September 30, 2004).

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and line of credit.

Table 8.1

Issuer	Maturity	Rate	As at September 30, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$127,000	$127,000
ING Insurance International, N.V. (a)		-	-	129,230
Royal Bank of Canada (b)		-	-	-
			$127,000	$256,230

(a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares in 2004. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

(b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

(In thousands of dollars except for per share amounts)

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 9.1 summarizes the Company's share capital.

Table 9.1	As at September 30, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A	Unlimited	-	-	Unlimited	-	-
Special [(a)]	One	1	-	One	1	-
			$1,183,846			$1,052,290

(a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-Term Incentive Plan for certain employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 180,250 units at September 30, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU's or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU's may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized as an expense and a liability.

At the time of the payout, the Company will purchase shares in the market in an amount equal to the number of vested shares.

The aggregate amount charged to compensation expense for these plans was $386 and $1,159 for the three and nine-month periods ended September 30, 2005, respectively. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004[a]
Basic earnings per share				
Net income available to common shareholders	$202,798	$163,629	$584,901	$451,079
Average number of common shares (in thousands)	133,732	93,620	133,483	93,620
Basic earnings per share	$1.52	$1.75	$4.38	$4.82
Diluted earnings per share				
Adjusted net income available to common shareholders	$202,798	$163,629	$584,901	$451,079
Average number of diluted common shares (in thousands)	133,732	93,620	133,483	93,620
Diluted earnings per share	$1.52	$1.75	$4.38	$4.82

(a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004.

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $25,431 at September 30, 2005 (December 31, 2004 - $34,518).

13. ACQUISITIONS AND DIVESTITURES

During the first nine months of 2005, goodwill and intangible assets increased by $13,941 and $2,837, respectively, as a result of acquisitions made by subsidiaries of the Company for cash consideration of $12,391. Where the acquisitions give the Company control over investees which were previously accounted for as long-term investments under the equity method, the investees are consolidated, resulting in an increase of and a reallocation to assets and liabilities.

On July 8, 2005, the Company terminated five ING funds. Remaining investments were switched into the ING Canadian Money Market Fund. On August 5, 2005, this fund, along with twelve other ING funds, were merged into AGF funds pursuant to the agreement with AGF Funds Inc., which also acquired the ING Canadian Dividend Income Fund. The Company did not incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities has had no material impact on the Company's results and will have no material impact on the Company's future results.

Effective September 1, 2005, the Company sold the renewal rights of $13,000 of commercial marine insurance business.

(In thousands of dollars except for per share amounts)

14. SEGMENTED INFORMATION

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non-property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

	For the three months ended September 30		For the nine months ended September 30	
Table 14.1	**2005**	**2004**	**2005**	**2004**
Revenue				
P&C insurance				
Personal insurance	$ 668,587	$573,194	$2,009,789	$1,721,305
Commercial insurance	286,434	257,359	869,069	755,043
Investment	84,661	62,755	249,294	183,431
Total P&C insurance	**1,039,682**	**893,308**	**3,128,152**	**2,659,779**
Corporate and other	16,841	8,376	50,060	20,304
Realized investment and other gains	66,811	18,014	156,307	96,086
Total revenue	**$1,123,334**	**$919,698**	**$3,334,519**	**$2,776,169**
Income before income taxes				
P&C insurance				
Personal insurance	$73,526	$85,841	$268,830	$ 217,493
Commercial insurance	43,193	47,855	142,631	134,186
Investment	79,040	59,924	232,392	175,925
Total P&C insurance	**195,759**	**193,620**	**643,853**	**527,604**
Corporate and other	6,793	5,472	21,488	2,347
Realized investment and other gains	66,811	18,014	156,307	96,086
Total income before income taxes	**$269,363**	**$217,106**	**$821,648**	**$ 626,037**

	As at	
	September 30, 2005	**December 31, 2004**
Assets		
P&C insurance [(a)]	$9,108,089	$9,230,609
Corporate and other [(b)]	664,739	432,515
Total assets	**$9,772,828**	**$9,663,124**

	For the three months ended September 30, 2005	For the nine months ended September 30, 2005	For the year ended December 31, 2004 [(c)]
Goodwill acquired			
P&C insurance	$ -	$ -	$32,525
Corporate and other	20	13,941	14,229
Total goodwill acquired	**$20**	**$13,941**	**$46,754**

(a) Includes goodwill of $74,411 at September 30, 2005 and at December 31, 2004.
(b) Includes goodwill of $30,646 at September 30, 2005 and $16,705 at December 31, 2004.
(c) No goodwill was acquired during the three and nine-month periods ended September 30, 2004.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ING CANADA INC.

Financial Year Ending, used in calculating the participation fee: DECEMBER 31, 2004

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:		
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		128,500,000
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$29.310
Market value of class or series	=	$3,766,335,000.000
		(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)		(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		(B)
(Repeat for each class or series of corporate debt or preferred shares)		(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$3,766,335,000.00
Total fee payable in accordance with Appendix A of the Rule		$50,000.00
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		

Total Fee Payable x Number of entire months remaining in the issuer's financial year

11619667.2

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Total Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \quad \times \quad \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

11619667.2

Notes and Instructions

1. This participation fee is payable by all reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posted for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109FT1 - Certification of Annual Filings during Transition Period

I, Michael W. Cunningham, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

/s/ Michael W. Cunningham

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name:	**ING Canada Inc.**
Financial Year Ending, used in calculating the participation fee:	**December 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		133,732,000	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$38.70	
Market value of class or series	=		$5,175,428,000(A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**			(B)
(Repeat for each class or series of corporate debt or preferred shares)			________(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =			**$5,175,428,000**

Total fee payable in accordance with Appendix A of the Rule $65,000

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) __________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) __________

Long term debt (including the current portion) __________

Capital leases (including the current portion) __________

Minority or non-controlling interest __________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) __________

Any other item forming part of shareholders' equity and not set out specifically above __________

Total Capitalization __________

Total Fee payable pursuant to Appendix A of the Rule __________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) __________

Total Fee Payable × Number of entire months remaining in the issuer's financial year ________

12

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ________

Percentage of the class registered in the name of an Ontario person X ________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ________

Capitalization (add market value of all classes and series of securities) ________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ________

Contributed surplus ________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ________

Long term debt (including the current portion) ________

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of an Ontario person X ________

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ________

$$\text{Total Fee Payable} \times \frac{\text{Number of entire months remaining in the issuer's financial year}}{12}$$ ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Schedule A

Document		Filing Requirements (See Endnotes)	When Due (See Endnotes)
Press Releases (including releases listed below)		1, 2	3
1.	February 17, 2005		
2.	May 12, 2005		
3.	August 11, 2005		
4.	September 9, 2005		
5.	September 12, 2005		
6.	September 29, 2005		
7.	November 10, 2005		
8.	February 16, 2006		
9.	May 11, 2006		
10.	August 10, 2006		
11.	November 9, 2006		
Annual Filings			
12.	ON Form 13-502F1 Annual Participation Fee for Reporting Issuers filed March 29, 2005	1	5
13.	Annual Information Form filed March 29, 2005	1	5
14.	Annual Report filed March 29, 2005	1, 2	5
15.	Form 52-109FT1 – Certification of Annual Filings – CEO filed March 29, 2005	1	5
16.	Form 52-109FT1 – Certification of Annual Filings – CFO filed March 29, 2005	1	5
17.	Audited Annual Financial Statements (final) filed March 29, 2005	1	5
18.	Management's Discussion and Analysis (final) filed March 29, 2005	1	5
19.	Revised Annual Information Form filed April	1	5

Document		Filing Requirements (See Endnotes)	When Due (See Endnotes)
	15, 2005		
20.	ON Form 13-502F1 Annual Participation Fee for Reporting Issuers filed March 29, 2006	1	5
21.	Annual Report filed March 29, 2006	1, 2	5
22.	Annual Information Form filed March 29, 2006	1	5
23.	Form 52-109F1- Certification of Annual Filings – CEO filed March 29, 2006	1	5
24.	Form 52-109-F1- Certification of Annual Filings – CFO filed March 29, 2006	1	5
25.	Audited Annual Financial Statements filed March 29, 2006	1	5
26.	Management's Discussion and Analysis filed March 29, 2006	1	5
Proxy Materials			
27.	Notice of Meeting and Record Date filed February 22, 2005	1, 2	4
28.	Management Information Circular filed March 29, 2005	1, 2	6
29.	Notice of Meeting of Shareholders filed March 29, 2005	1, 2	6
30.	Form of Proxy for Meeting of Shareholders held on April 19, 2005	1	6
31.	Notice of Meeting and Record Date filed February 23, 2006	1, 2	4
32.	Management Information Circular filed March 29, 2006	1, 2	6
33.	Notice of Meeting of Shareholders filed	1, 2	6

Document		Filing Requirements (See Endnotes)	When Due (See Endnotes)
	March 29, 2006		
34.	Notice of Meeting of Shareholders filed March 30, 2006	1, 2	6
35.	Form of Proxy for Meeting of Shareholders held on May 1, 2006	1	6
Interim Filings			
36.	Form 52-109FT2 – Certification of Interim Filings – CEO filed May 12, 2005	1	7
37.	Form 52-109FT2 – Certification of Interim Filings – CFO May 12, 2005	1	7
38.	Consolidated Interim Financial Statements filed May 12, 2005	1	7
39.	Management's Discussion and Analysis filed May 12, 2005	1	7
40.	Form 52-109FT2 – Certification of Interim Filings – CFO filed August 12, 2005	1	7
41.	Form 52-109FT2 – Certification of Interim Filings – CEO filed August 12, 2005	1	7
42.	Consolidated Interim Financial Statements filed August 12, 2005	1	7
43.	Management's Discussion and Analysis filed August 12, 2005	1	7
44.	Form 52-109FT2 – Certification of Interim Filings – CEO filed November 11, 2005	1	7
45.	Form 52-109FT2 – Certification of Interim Filings – CFO filed November 11, 2005	1	7
46.	Consolidated Interim Financial Statements filed November 11, 2005	1	7
47.	Management's Discussion and Analysis filed	1	7

Document	Filing Requirements (See Endnotes)	When Due (See Endnotes)
November 11, 2005		
48. Form 52-109F2 – Certification of Interim Filings – CEO filed May 12, 2006	1	7
49. Form 52-109F2 – Certification of Interim Filings – CFO filed May 12, 2006	1	7
50. Consolidated Interim Financial Statements filed May 12, 2006	1	7
51. Management's Discussion and Analysis filed May 12, 2006	1	7
52. Form 52-109F2 – Certification of Interim Filings – CEO filed August 14, 2006	1	7
53. Form 52-109F2 – Certification of Interim Filings – CFO filed August 14, 2006	1	7
54. Consolidated Interim Financial Statements filed August 14, 2006	1	7
55. Management's Discussion and Analysis filed August 14, 2006	1	7
56. Form 52-109F2 – Certification of Interim Filings – CEO filed November 14, 2006	1	7
57. Form 52-109F2 Certification of Interim Filings – CFO filed November 14, 2006	1	7
58. Consolidated Interim Financial Statements filed November 14, 2006	1	7
59. Management's Discussion and Analysis filed November 14, 2006	1	7
Material Change Reports		
60. Form 51-102F3 Material Change Report filed September 29, 2005	1	8

Document	Filing Requirements (See Endnotes)	When Due (See Endnotes)
Miscellaneous		
61. By-law No. 1 filed March 18, 2005	1	14
62. Certificate of Amalgamation filed March 18, 2005	1	14
63. Administrative Rules filed March 18, 2005	1	14
64. Amalgamation Agreement filed March 18, 2005	1	14
65. Computershare Letter re confirmation of materials mailed filed March 29, 2005	1	13
66. ING Canada Letter re Discrepancy in Annual Information Form filed April 15, 2005	-	-
67. Voting Results filed April 20, 2005	1	15
68. Code of Conduct filed August 12, 2005	1	16
69. Preliminary short form prospectus filed September 9, 2005	1	12
70. Notice regarding AIF (NI 51-102 F2) filed September 13, 2005	1	-
71. MRRS Decision Document (AIF) filed September 13, 2005	1	-
72. MRRS Decision Document (Preliminary) filed September 13, 2005	1	-
73. Notice of Acceptance for Filing filed September 14, 2005	1	-
74. Preliminary receipt for short form prospectus filed September 14, 2005	1	-
75. Final short form prospectus filed September 20, 2005	1	12
76. MRRS Decision Document (Final) filed	1	12

Document		Filing Requirements (See Endnotes)	When Due (See Endnotes)
	September 21, 2005		
77.	Final receipts for short form prospectus filed September 21, 2005	-	-
78.	Code of Conduct filed March 30, 2006	1	16
79.	Computershare Letter re confirmation of materials mailed filed March 31, 2006	1	13
80.	Voting Results filed May 1, 2006	1	15
81.	ING Canada Letter re Head Office Change of Address filed June 28, 2006	1	
82.	Code of Conduct filed November 14, 2006	1	16

Endnotes

1 Filing is required pursuant to applicable laws, regulations and policies of Canadian securities regulatory authorities (provincial and territorial securities commissions).

2 Filing is required pursuant to the applicable requirements of the Toronto Stock Exchange.

3 Episodic Disclosure Document – Is to be filed on SEDAR if there is a (i) material change in an issuer's business, operations or capital or (ii) material information concerning the business and affairs of the issuer.

4 Continuous Disclosure Document – Is to be filed on SEDAR at least 25 days before record date (Record date must be set 35 to 60 days before the meeting).

5 Continuous Disclosure Document – Is to be filed on SEDAR within 90 days of financial year-end .

6 Continuous Disclosure Document – Is to be filed on concurrently with sending to securityholders (21-50 days before the meeting) (annual meeting must be held within 6 months of the fiscal year-end).

7 Continuous Disclosure Document – Is to be filed on SEDAR within 45 days of the end of 1st, 2nd and 3rd financial quarters.

8 Episodic Disclosure Document – Is to be filed on SEDAR within 10 days after the material change occurred.

9 Continuous Disclosure Document – Is to be filed on SEDAR within 10 days after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of securities is located.

10 Continuous Disclosure Document – Is to be filed by reporting, non-venture issuers promptly following meeting of shareholders.

11 Is to be filed on SEDAR no later than the time of filing a material change report (if the making of the document constitutes a material change) and no later than the time of filing the Annual Information Form (if the document was adopted before then).

12 Securities Offering Document – Is to be filed by an issuer (eligible to file a short form prospectus) offering securities to the public.

13 Is to be filed on SEDAR concurrently with mailing.

14 Is to be filed on SEDAR no later than the time the issuer's annual information form is filed.

15 Is to be filed on SEDAR promptly following meeting where voting occurred.

16 Is to be filed on SEDAR no later than the date on which the issuer's next financial statements must be filed.

Form 52-109F1 - Certification of Annual Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 29, 2006

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F1 - Certification of Annual Filings

I, Michael W. Cunningham, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 29, 2006

/s/ Michael W. Cunningham

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

February 22, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator of Securities, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Registrar of Securities, Nunavut

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	ING Canada Inc.
2.	Date Fixed for the Meeting	:	April 19, 2005
3.	Record Date for Notice	:	March 18, 2005
4.	Record Date for Voting	:	March 18, 2005
5.	Beneficial Ownership Determination Date	:	March 18, 2005
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA44982K1057/44982K105

Yours truly,

((Signed)
Jillian Bute-Thomas
Client Service Administrator
Stock Transfer Services
(416)263-9545
(416)981-9800

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date:	Tuesday, April 19, 2005
Time:	10:00 a.m. (Eastern Standard Time)
Place:	Hartland Molson Theatre Hockey Hall of Fame BCE Place 30 Yonge Street, Toronto, Ontario Canada M5E 1X8

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2004 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor and authorize the Board of Directors to fix their remuneration; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Standard Time on March 18, 2005 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 18, 2005

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 416-263-9524 or by toll-free fax at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 10:00 a.m. (Eastern Standard Time) on April 18, 2005, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555, or the Office of the Corporate Secretary of ING Canada at 416-941-5240 or 514-985-7111, Ext. 8367.

ING

FORM OF PROXY
COMMON SHARES
ANNUAL MEETING – APRIL 19, 2005

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF ING CANADA INC. ("ING Canada"). The undersigned shareholder of ING Canada hereby appoints **Yves Brouillette**, Chairman of the Board, or failing him, **Claude Dussault**, President and Chief Executive Officer, or instead of the foregoing the undersigned wishes to appoint ______________________________, as proxyholder to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the **ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON APRIL 19, 2005 AT 10:00A.M.** (Eastern Standard Time) (the "Meeting") and at any adjournment or adjournments thereof, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. This proxy confers authority to vote in the proxyholder's discretion unless otherwise specified and to vote in the proxyholder's discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders.

1. Election of Directors

☐ Vote **FOR** the election of seven (7) directors

☐ **WITHHOLD** from voting the election of seven (7) directors

2. Appointment of Auditor

☐ Vote **FOR** the appointment of the auditor

☐ **WITHHOLD** from voting the appointment of the auditor

Authorized Signature - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

DATED this __________ day of ______________________________, 2005.

____
SIGNATURE OF SHAREHOLDER

PLEASE COMPLETE, DATE, SIGN AND RETURN THE FORM OF PROXY TO COMPUTERSHARE INVESTOR SERVICES INC. BY MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED OR BY FAX TO 416-263-9524 OR BY TOLL-FREE FAX AT 1-866-249-7775 NO LATER THAN 10:00 A.M. (EASTERN STANDARD TIME) ON APRIL 18, 2005.

SEE NOTES TO PROXY OVERLEAF

NOTES TO PROXY

PROXIES

This proxy is for use at the annual meeting of shareholders of ING Canada to be held on April 19, 2005 and at any adjournment or adjournments thereof.

The shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the front of the form of proxy and may do so by striking out the names indicated and inserting the name of the person chosen in the blank space provided (see reverse). The proxyholder is not required to be a shareholder of ING Canada.

SIGNATURE

The form of proxy must be signed and dated by the shareholder or by the shareholder's attorney authorized in writing. If a corporation is a shareholder, the form of proxy should be signed by its duly authorized officer(s) and accompanied by a certified resolution confirming such authorization.

ASSUMPTION REGARDING THE SIGNING DATE

If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

VOTING INSTRUCTIONS

The proxyholder identified on the front of the form of proxy will exercise the voting rights attached to the shares represented by his proxy in accordance with the directions given. **In the absence of such directions, shares represented by proxies received by management will be voted FOR items 1 and 2 on any ballot that may be called for.**

THIS FORM OF PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES INC. AT 1-800-564-6253 OR 514-982-7555, OR THE OFFICE OF THE CORPORATE SECRETARY OF ING CANADA AT 416-941-5240 OR 514-985-7111, EXT. 8367.

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

February 23, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Office
L'Autorité des marchés financiers
Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territories
Legal Registries Division, Government of Nunavut
The Toronto Stock Exchange
Corporations Canada

Dear Sirs:

Subject: Notification of Meeting and Record Date

We advise the following with respect to the Annual General Meeting of Shareholders for the subject Corporation:

1.	Name of the Reporting Issuer	:	ING Canada Inc.
2.	Date Fixed for the Meeting	:	May 1, 2006
3.	Record Date for Notice	:	March 21, 2006
4.	Record Date for Voting	:	March 21, 2006
5.	Beneficial Ownership Determination Date	:	March 21, 2006
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting	:	Common
7.	Classes or Series of Securities that entitle the holder to Vote at the Meeting	:	Common
8.	ISIN / CUSIP	:	CA44982K1057/44982K105

Yours truly,

(Signed)
COMPUTERSHARE INVESTOR SERVICES INC.
Agent for ING Canada Inc.
(416)263-9545
(416)981-9800

ING

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS OF ING CANADA INC.

Date:	Monday, May 1, 2006
Time:	10:00 a.m. (Eastern Daylight Time)
Place:	Design Exchange 234 Bay Street, Toronto, Ontario Canada M5K 1B2

Business of the Meeting:

1. Receive the consolidated financial statements for the year ended December 31, 2005 and the auditor's report on those statements;
2. Elect Directors;
3. Appoint the auditor; and
4. Transact such other business as may properly be brought before the Meeting.

Holders of Common Shares as at 5:00 p.m. Eastern Standard Time on March 21, 2006 are entitled to receive the Notice of Annual Meeting of Shareholders and will be entitled to vote at the Meeting. On that date, 133,732,000 Common Shares were issued and outstanding. Each holder of Common Shares is entitled to cast one vote per share held.

By order of the Board of Directors,

Françoise Guénette
Senior Vice-President, Corporate &
Legal Services, and Secretary

March 27, 2006

Holders of Common Shares of ING Canada Inc. who are unable to attend the Meeting are invited to complete, date and sign the enclosed form of proxy, and return it by mail in the postage-paid envelope provided, or fax it to Computershare Investor Services Inc. at 416-263-9524 or by toll-free fax at 1-866-249-7775. In order to be valid, the form of proxy must reach Computershare Investor Services Inc., by mail or by fax at its Toronto office, no later than 5:00 p.m. (Eastern Daylight Time) on April 27, 2006, or if the Meeting is adjourned, 24 hours (excluding Saturdays, Sundays and holidays) before any adjournment thereof.

For any questions regarding the Management Proxy Circular, the form of proxy or the exercise of voting rights, please call Computershare Investor Services Inc. at 1-800-564-6253 or 514-982-7555, or the Office of the Corporate Secretary of ING Canada Inc. at 416-941-5240 or 514-985-7111, Ext. 8367.

ING

FORM OF PROXY
COMMON SHARES
ANNUAL MEETING – MAY 1, 2006

THIS PROXY IS SOLICITED BY AND ON BEHALF OF THE MANAGEMENT OF ING CANADA INC. ("ING Canada"). The undersigned shareholder of ING Canada hereby appoints **Yves Brouillette**, Chairman of the Board, or failing him, **Claude Dussault**, President and Chief Executive Officer, or instead of the foregoing the undersigned wishes to appoint ______________________________, as proxyholder to attend, vote and act for and on behalf of the undersigned in respect of all matters that may come before the **ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON MAY 1, 2006 AT 10:00 A.M.** (Eastern Daylight Time) at the Design Exchange, 234 Bay Street, Toronto, Ontario (the "Meeting"), and at any adjournment or adjournments thereof, with the power of substitution and with all the powers which the undersigned could exercise with respect to said shares if personally present at the Meeting. This proxy confers authority to vote in the proxyholder's discretion unless otherwise specified and to vote in the proxyholder's discretion with respect to amendments to matters identified in the accompanying Notice of Annual Meeting of Shareholders.

1. Election of Directors

Listed below are the names of the seven (7) persons who are proposed as nominees for election as independent directors of ING Canada by holders of the Common Shares. ING Groep N.V., as the holder of the Special Share under the terms of the Co-Operation Agreement between ING Canada and ING Groep, and owner of approximately 70% of the Common Shares, is entitled to nominate and elect 5 of the 12 directors of ING Canada. Further details are available in the Management Proxy Circular accompanying this Form of Proxy.

	For	Withhold		For	Withhold
01 P. Cantor	☐	☐	05 R. Normand	☐	☐
02 M. Côté	☐	☐	06 L. Roy	☐	☐
03 I.E.H. Duvar	☐	☐	07 C. Stephenson	☐	☐
04 E. Mercier	☐	☐			

2. Appointment of Auditor

☐ Vote **FOR** the appointment of the auditor

☐ **WITHHOLD** from voting the appointment of the auditor

Authorized Signature - THIS SECTION MUST BE COMPLETED FOR YOUR INSTRUCTIONS TO BE EXECUTED.

DATED this __________ day of ______________________________, 2006.

____
SIGNATURE OF SHAREHOLDER

PLEASE COMPLETE, DATE, SIGN AND RETURN THE FORM OF PROXY TO COMPUTERSHARE INVESTOR SERVICES INC. BY MAIL IN THE POSTAGE-PAID ENVELOPE PROVIDED OR BY FAX TO 416-263-9524 OR BY TOLL-FREE FAX AT 1-866-249-7775 NO LATER THAN 5:00 P.M. (EASTERN DAYLIGHT TIME) ON APRIL 27, 2006.

SEE NOTES TO PROXY OVERLEAF

NOTES TO PROXY

PROXIES

This proxy is for use at the annual meeting of shareholders of ING Canada to be held on May 1, 2006 and at any adjournment or adjournments thereof.

The shareholder has the right to appoint as proxyholder a person other than one of the persons designated on the front of the form of proxy and may do so by striking out the names indicated and inserting the name of the person chosen in the blank space provided (see reverse). The proxyholder is not required to be a shareholder of ING Canada.

SIGNATURE

The form of proxy must be signed and dated by the shareholder or by the shareholder's attorney authorized in writing. If a corporation is a shareholder, the form of proxy should be signed by its duly authorized officer(s) and accompanied by a certified resolution confirming such authorization.

ASSUMPTION REGARDING THE SIGNING DATE

If the form of proxy is not dated in the space provided, the form of proxy will be deemed to bear the same date as the date it was mailed or faxed.

VOTING INSTRUCTIONS

The proxyholder identified on the front of the form of proxy will exercise the voting rights attached to the shares represented by his proxy in accordance with the directions given. **In the absence of such directions, shares represented by proxies received by management will be voted FOR items 1 and 2 on any ballot that may be called for.**

THIS FORM OF PROXY SHOULD BE READ IN CONJUNCTION WITH THE ACCOMPANYING NOTICE OF ANNUAL MEETING OF SHAREHOLDERS AND MANAGEMENT PROXY CIRCULAR. FOR ANY INFORMATION REGARDING THIS FORM OF PROXY, PLEASE CALL COMPUTERSHARE INVESTOR SERVICES INC. AT 1-800-564-6253 OR 514-982-7555, OR THE OFFICE OF THE CORPORATE SECRETARY OF ING CANADA AT 416-941-5240 OR 514-985-7111, EXT. 8367.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michael W. Cunningham, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the interim period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 12, 2005

/s/ Michael W. Cunningham

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

ING CANADA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED INTERIM BALANCE SHEETS (unaudited)

(All amounts in thousands of dollars)	As at March 31 2005	December 31 2004
ASSETS		
Cash and cash equivalents	$ 357,893	$ 357,213
Investments (note 2)	5,894,461	6,010,405
Accrued investment income	52,744	43,266
Premium and other receivables	1,499,783	1,642,362
Reinsurers' share of unpaid claims and adjustment expenses (note 4)	695,795	687,201
Reinsurers' share of unearned premiums (note 4)	56,302	78,199
Deferred acquisition costs	357,020	389,688
Income taxes receivable	36,214	2,591
Other assets	134,033	127,543
Long-term investments	48,687	48,108
Future income taxes	126,121	148,488
Intangible assets	36,573	36,944
Goodwill	91,116	91,116
	$9,386,742	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 501,134	$ 669,604
Due to affiliated companies	10,591	3,025
Income taxes payable	15,506	100,913
Unpaid claims and adjustment expenses (note 4)	4,268,160	4,222,961
Unearned premiums (note 4)	2,128,525	2,340,997
Unearned reinsurance commissions	7,603	9,785
Debt outstanding (note 8)	127,000	256,230
	$7,058,519	$7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	$1,183,846	$1,052,290
Contributed surplus	83,636	83,336
Retained earnings	1,060,741	923,983
	$2,328,223	$2,059,609
	$9,386,742	$9,663,124

See accompanying notes to the consolidated interim financial statements (unaudited)

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (unaudited)

(All amounts in thousands of dollars except for per share amounts)	For the three months ended March 31	
	2005	2004
Direct premiums written	$ 821,911	$ 727,843
Net premiums written	777,428	880,224
REVENUE		
Net premiums earned	968,003	817,791
Investment income	76,461	62,202
Realized investment and other gains	42,739	72,045
Commission and advisory fees	11,646	3,536
	$1,098,849	$ 955,574
EXPENSES		
Claims and loss adjustment expenses	566,864	543,624
Commissions	168,481	147,417
Premium taxes	33,831	27,768
General expenses	99,060	63,437
	$ 868,236	$ 782,246
Interest on debt outstanding	1,991	2,947
INCOME BEFORE INCOME TAXES	228,622	170,381
Income taxes (note 6)	70,133	55,281
NET INCOME	$ 158,489	$ 115,100
Earnings per share (note 11)		
Basic and diluted	$1.19	$1.23

See accompanying notes to the consolidated interim financial statements (unaudited)

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)

(All amounts in thousands of dollars)	For the three months ended March 31	
	2005	2004
Common shares		
Balance, beginning of year	$1,052,290	$ 605,905
Capital issued (notes 1 and 9)	136,032	-
Share issuance costs, net of income taxes	(4,476)	-
Balance, end of period	1,183,846	605,905
Contributed surplus		
Balance, beginning of year	83,336	83,336
Stock-based compensation (note 10)	300	-
Balance, end of period	83,636	83,336
Retained earnings		
Balance, beginning of year	923,983	299,831
Net income	158,489	115,100
Dividends	(21,731)	-
Balance, end of period	$1,060,741	$ 414,931
TOTAL SHAREHOLDERS' EQUITY	$2,328,223	$1,104,172

See accompanying notes to the consolidated interim financial statements (unaudited)

ING CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(All amounts in thousands of dollars)	For the three months ended March 31	
	2005	2004
OPERATING ACTIVITIES		
Net income	$ 158,489	$ 115,100
Adjustments to determine cash (used in) provided by operating activities :		
Amortization of property and equipment	3,546	3,096
Amortization of intangible assets	911	-
Amortization of premiums and discounts on fixed income securities	5,328	3,577
Net income from long-term investments	(1,451)	(1,335)
Dividends received from long-term investments	872	282
Realized investment and other gains	(42,739)	(72,045)
Deferred acquisition costs, net	30,486	(29,044)
Future income taxes, net	24,693	5,037
Unpaid claims and adjustment expenses, net	36,605	594,586
Unearned premiums, net	(190,575)	62,428
Changes in other operating assets and liabilities	(150,843)	67,890
Stock-based compensation	300	-
Cash (used in) provided by operating activities	$ (124,378)	$ 749,572
INVESTING ACTIVITIES		
Proceeds from sale of investments	2,284,571	2,895,975
Purchase of investments	(2,132,162)	(3,659,377)
Purchase of property and equipment, net	(6,026)	(1,806)
Purchase of intangibles	(540)	-
Proceeds from sale of long-term investments	946	295
Cash provided by (used in) investing activities	$ 146,789	$ (764,913)
FINANCING ACTIVITIES		
Dividends paid	(21,731)	-
Debt repayment	(129,230)	-
Proceeds from capital issuance	136,032	-
Share issuance costs	(6,802)	-
Cash used in financing activities	(21,731)	$ -
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$ 680	$ (15,341)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	357,213	104,659
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 357,893	$ 89,318
SUPPLEMENTAL CASH FLOW INFORMATION :		
Income taxes paid	$ 164,470	$ 77,004
Interest paid on debt outstanding	3,981	4,964

See accompanying notes to the consolidated interim financial statements (unaudited)

(All amounts in thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. ("the Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the results of Allianz are only included in the Company's consolidated statement of income for the three-month period ended March 31, 2005.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of common shares and the Special Share (note 9), and a party to the Co-Operation Agreement ("Agreement"), has significant influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these consolidated interim financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Adoption of accounting policy

During 2005, as a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for non-employees.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these consolidated interim financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities at the dates of these consolidated interim financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(All amounts in thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by type of issuer and investment grade.

Table 2.1 — As at March 31, 2005

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	$1,931,815	$1,978,251	$ 47,342	$ 906
Corporate	1,090,695	1,117,471	28,268	1,492
Asset-backed	381,061	386,597	5,625	89
Below investment grade [c]	6,559	5,628	41	972
Not rated	16,318	17,026	708	-
Total fixed income securities	3,426,448	3,504,973	81,984	3,459
Mortgage loans	77,588	81,411	3,823	-
Preferred shares				
Investment grade [d]	1,158,952	1,200,294	48,920	7,578
Below investment grade [d]	14,560	17,957	3,397	-
Total preferred shares	1,173,512	1,218,251	52,317	7,578
Common shares [b]	1,053,945	1,118,220	84,439	20,164
Other investments [e]	162,968	162,968	-	-
	$5,894,461	$6,085,823	$222,563	$31,201

Table 2.2 — As at December 31, 2004

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	$1,805,736	$1,854,940	$ 49,348	$ 144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [c]	8,771	7,666	22	1,127
Not rated	16,318	17,009	691	-
Total fixed income securities	3,685,099	3,776,547	93,535	2,087
Mortgage loans	78,699	83,287	4,588	-
Preferred shares				
Investment grade [d]	1,051,792	1,115,442	66,566	2,916
Below investment grade [d]	17,837	20,895	3,174	116
Total preferred shares	1,069,629	1,136,337	69,740	3,032
Common shares [b]	997,707	1,077,195	90,622	11,134
Other investments [e]	179,271	179,271	-	-
	$6,010,405	$6,252,637	$258,485	$16,253

(All amounts in thousands of dollars except for per share amounts)

2. **INVESTMENTS (continued)**

a) Fixed income securities include private placements and fixed income units of ING Funds (note 5). The book value of the private placements was $39,009 at March 31, 2005 (December 31, 2004 - $38,764) and their fair value was $38,346 at March 31, 2005 (December 31, 2004 - $38,366). The book value of the fixed income units was $16,318 at March 31, 2005 (December 31, 2004 - $16,318) and their fair value was $17,026 at March 31, 2005 (December 31, 2004 - $17,009).
b) Common shares include equity units of ING Funds (note 5). The book value of these units was $138,256 at March 31, 2005 (December 31, 2004 - $138,730) and their fair value was $151,829 at March 31, 2005 (December 31, 2004 - $150,980).
c) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in the current period.
d) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in the current period.
e) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy is to maximize the value added from active management. The strategy consists in having both long and short equity positions. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at March 31, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$49,035	$50,872	$41,266	$42,082
Short	47,536	50,749	38,035	41,587

The Company provides collateral as security for funds received pursuant to the sale of short securities. At March 31, 2005, the book value of the collateral was $47,538 (December 31, 2004 -$39,641)

To assess impairments, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment for the three months ended March 31, 2005 was nil ($395 for the three months ended March 31, 2004).

(All amounts in thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1	As at March 31, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$40,494	$ 34	$ -	$39,680	$ -	$39
Forwards bought	4,471	-	3	540	-	-
Cash flow risk						
Foreign currency swaps	14,972	2,582	-	14,972	2,406	-
	$59,937	$2,616	$3	$55,192	$2,406	$39

Table 3.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 3.2	As at March 31, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$44,965	$ -	$ -	$40,220	$ -	$ -
Foreign currency swaps	-	6,468	8,504	-	6,468	8,504
	$44,965	$6,468	$8,504	$40,220	$6,468	$8,504

(All amounts in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and adjustment expenses

Table 4.1	As at March 31, 2005			As at December 31, 2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto : liability	$1,854,640	$ 17	$ 67,832	$1,850,330	$ -	$ 77,039
Auto : personal accident	767,659	-	31,083	770,297	-	32,153
Auto : other	85,031	8	42	101,582	-	161
Property	637,173	1,554	302,735	610,309	1,827	314,450
Liability	853,878	728	230,615	818,824	763	199,007
Other	57,136	10,336	63,488	58,692	10,337	64,391
	$4,255,517	$12,643	$695,795	$4,210,034	$12,927	$687,201

a) The aggregate of direct and assumed unpaid claims and adjustment expenses $4,268,160 (December 31, 2004 - $4,222,961) is shown as unpaid claims and adjustment expenses in the consolidated balance sheets.
b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and adjustment expenses in the consolidated balance sheets.

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed, as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claim frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

(All amounts in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Unearned premiums

Table 4.2	As at March 31, 2005			As at December 31, 2004		
	Direct [c]	Assumed [c]	Ceded [d]	Direct [c]	Assumed [c]	Ceded [d]
Auto : liability	$ 559,890	$ -	$ 2,104	$ 620,367	$ 50	$ 3,108
Auto : personal accident	177,520	-	377	198,619	-	665
Auto : other	507,391	-	452	547,998	-	908
Property	693,320	2,105	26,468	764,420	3,259	40,099
Liability	154,631	1,242	9,686	167,253	2,394	14,838
Other	32,280	146	17,215	36,386	251	18,581
	$2,125,032	$3,493	$56,302	$2,335,043	$5,954	$78,199

c) The aggregate of direct and assumed unearned premiums $2,128,525 (December 31, 2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.
d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

The provision for unearned premiums is calculated on a pro rata basis from the unexpired portion of the premiums written and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company considers that the fair value of unpaid claims and adjustment expenses, as well as the fair value of unearned premiums approximate their book value.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed during the course of the year. Until regulatory approval is obtained for the Restructuring, the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business has no net impact on the consolidated interim statement of income of the Company for the three months ended March 31, 2005.

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at March 31, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and adjustment expenses	$12,643	$443,439	$12,927	$447,102
Unearned premiums	3,493	40,147	5,954	61,523

(All amounts in thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and companies that are subject to common control or management. These transactions consist of management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to affiliated companies on the consolidated interim statements of income.

Table 5.1	For the three months ended March 31	
	2005	2004
Ceded premiums earned	$(12,609)	$(13,622)
Ceded claims and loss adjustment expenses	6,434	5,390
Loss before income taxes	$(6,175)	$(8,232)

Table 5.2 summarizes the other types of transactions with affiliated companies.

Table 5.2	For the three months ended March 31	
	2005	2004
Advisory fee income	$2,341	$2,001
General expenses	4,240	3,765
Interest expense	1,991	2,549

Table 5.3 summarizes the inter-company balances.

Table 5.3	As at March 31, 2005	As at December 31, 2004
Reinsurance payable	$9,927	$ 65
Interest and other payables	664	2,960

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. Consequently, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada. The Company acts as the funds' manager and advisor. Subsidiaries of the Company have investments in the units of these funds (note 4). The fair value of these investments represented 39.9% of the funds' total fair value at March 31, 2005 (December 31, 2004 – 45.9%). The Company has decided to exit its fund management activities. To that effect, the Company announced, on March 30, 2005, that it had agreed to merge in the third quarter of 2005, thirteen ING Funds into the funds of a major unrelated investment management company and furthermore to sell to that company one ING Fund. The Company will also terminate the other five ING Funds on or about July 8, 2005.

The Company does not expect to incur significant incremental expenses or asset impairment charges as a result of its exiting fund management activities. Furthermore, these transactions will not have a material impact on the Company's results.

(All amounts in thousands of dollars except for per share amounts)

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage, between the income tax expense and the amount that would have been computed if the federal and provincial statutory rates had been applied to consolidated income before taxes:

Table 6.1 — For the three months ended March 31

	2005 %	2004 %
Income tax expense calculated at statutory rates	34.2	33.3
Increase (decrease) resulting from :		
Non-taxable dividends	(3.4)	(4.1)
Tax on large corporations	-	0.5
Non-deductible expenses	0.7	3.2
Non-taxable portion of capital gains	(0.9)	-
Other (net)	0.1	(0.5)
Income tax expense	30.7	32.4

7. PENSION PLAN INFORMATION

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $726 for the three months ended March 31, 2005 ($746 for the three months ended March 31, 2004). For the defined contribution plans, the expense and the employer contributions were $585 for the three months ended March 31, 2005 (nil for the three months ended March 31, 2004).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants. For these other plans, the Company recorded an expense of $217 for the three months ended March 31, 2005 ($142 for the three months ended March 31, 2004).

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and lines of credit.

Table 8.1

Issuer	Maturity	Rate	As at March 31, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$127,000	$127,000
ING Insurance International, N.V. a)		-	-	129,230
Royal Bank of Canada b)		-	-	-
			$127,000	$256,230

(a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

(b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

(All amounts in thousands of dollars except for per share amounts)

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 9.1 summarizes the Company's share capital.

Table 9.1

	As at March 31, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A	Unlimited	-	-	Unlimited	-	-
Special a)	One	1	-	One	1	-
			$1,183,846			$1,052,290

a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the board and appoint the chief executive officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-term Incentive Plan for certain key employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU's or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU's may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized as an expense and a liability.

The Company will purchase the shares awarded under these stock-based compensation plans in the market.

The aggregate amount charged to compensation expense for these plans was $318 for the three-month period ended March 31, 2005. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1

	For the three months ended March 31	
	2005	2004[1]
Basic earnings per share		
Net income available to common shareholders	$158,489	$115,100
Average number of common shares (in thousands)	132,976	93,620
Basic earnings per share	**$1.19**	**$1.23**
Diluted earnings per share		
Net income available to common shareholders	158,489	$115,100
Adjusted net income available to common shareholders	$158,489	$115,100
Average number of diluted common shares (in thousands)	132,976	93,620
Diluted earnings per share	**$1.19**	**$1.23**

1) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004.

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $31,300 at March 31, 2005 (December 31, 2004 - $34,518). The Company expects to incur these costs over the next nine to fifteen months.

13. SEGMENTED INFORMATION

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

(All amounts in thousands of dollars except for per share amounts)

13. SEGMENTED INFORMATION (continued)

Table 13.1	For the three months ended March 31, 2005	For the three months ended March 31, 2004
Revenue		
Property and casualty insurance		
Personal insurance	$ 675,778	$571,697
Commercial insurance	292,225	246,094
Investment	73,783	60,319
Total property and casualty insurance	1,041,786	878,110
Corporate and other	14,324	5,419
Realized investment and other gains	42,739	72,045
Total revenue	$1,098,849	$955,574
Income (loss) before income taxes		
Property and casualty insurance		
Personal insurance	80,402	23,054
Commercial insurance	34,542	20,392
Investment	68,142	58,021
Total property and casualty insurance	183,086	101,467
Corporate and other	2,797	(3,131)
Realized investment and other gains	42,739	72,045
Total income before income taxes	228,622	170,381
	As at March 31, 2005	**As at** December 31, 2004
Assets		
Property and casualty insurance	8,932,970	9,230,609
Corporate and other	453,772	432,515
Total assets	$9,386,742	$9,663,124
	Three months ended March 31, 2005	Year ended December 31, 2004
Goodwill acquired		
Property and casualty insurance	-	32,525
Corporate and other	-	14,229
Total goodwill acquired	-	46,754

Press enquiries:
Gilles Gratton - Director, Corporate Communications, Tel: 416-217-7206
Email: gilles.gratton@ingcanada.com

Investor enquiries:
Brian Lynch - Investor Relations Consultant, Tel: 416-941-5181
Email: brian.lynch@ingcanada.com

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Michael W. Cunningham, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005

/s/ Michael W. Cunningham

Michael W. Cunningham
Senior Vice-President and Chief Financial Officer

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 10, 2005

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

RECEIVED
2007 JAN -3 A 7:17
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ING CANADA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED INTERIM BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at	
	June 30 2005	December 31 2004
ASSETS		
Cash and cash equivalents	$ 391,974	$ 357,213
Investments (note 2)	6,257,618	6,010,405
Accrued investment income	40,100	43,266
Premium and other receivables	1,581,732	1,642,362
Reinsurers' share of unpaid claims and adjustment expenses (note 4)	738,911	687,201
Reinsurers' share of unearned premiums (note 4)	41,746	78,199
Deferred acquisition costs	386,813	389,688
Income taxes receivable	32,870	2,591
Other assets	149,665	127,543
Long-term investments	44,693	48,108
Future income taxes	128,094	148,488
Intangible assets	37,933	36,944
Goodwill	105,037	91,116
	$9,937,186	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 703,777	$ 669,604
Due to affiliated companies (note 5)	4,033	3,025
Income taxes payable	28,805	100,913
Unpaid claims and adjustment expenses (note 4)	4,260,660	4,222,961
Unearned premiums (note 4)	2,276,534	2,340,997
Unearned reinsurance commissions	5,620	9,785
Debt outstanding (note 8)	127,000	256,230
	$7,406,429	$7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	$1,183,846	$1,052,290
Contributed surplus	84,288	83,336
Retained earnings	1,262,623	923,983
	$2,530,757	$2,059,609
	$9,937,186	$9,663,124

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended		For the six months ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Direct premiums written	$1,171,450	$1,043,405	$1,993,361	$1,771,248
Net premiums written	1,118,401	1,011,740	1,895,829	1,891,964
REVENUE				
Net premiums earned	$ 955,834	$ 828,004	$1,923,837	$1,645,795
Investment income	95,403	62,582	171,864	124,784
Realized investment and other gains	46,757	6,027	89,496	78,072
Commission and advisory fees	14,342	4,284	25,988	7,820
	1,112,336	900,897	2,211,185	1,856,471
EXPENSES				
Claims and loss adjustment expenses	493,633	411,721	1,060,497	955,345
Commissions	163,305	143,133	331,786	290,550
Premium taxes	33,656	29,547	67,487	57,315
General expenses	96,089	75,074	195,149	138,511
	786,683	659,475	1,654,919	1,441,721
Interest on debt outstanding	1,990	2,872	3,981	5,819
INCOME BEFORE INCOME TAXES	323,663	238,550	552,285	408,931
Income taxes (note 6)	100,049	66,200	170,182	121,481
NET INCOME	$ 223,614	$ 172,350	$ 382,103	$ 287,450
Earnings per share (note 11)				
Basic and diluted	$1.67	$1.84	$2.86	$3.07

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended		For the six months ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
Share capital				
Balance, beginning of period	$1,183,846	$605,905	$1,052,290	$605,905
Capital issued (notes 1 and 9)	-	-	136,032	-
Share issuance costs, net of income taxes	-	-	(4,476)	-
Balance, end of period	1,183,846	605,905	1,183,846	605,905
Contributed surplus				
Balance, beginning of period	83,636	83,336	83,336	83,336
Stock-based compensation (note 10)	438	-	738	-
Other	214	-	214	-
Balance, end of period	84,288	83,336	84,288	83,336
Retained earnings				
Balance, beginning of period	1,060,741	414,931	923,983	299,831
Net income	223,614	172,350	382,103	287,450
Dividends paid	(21,732)	-	(43,463)	-
Balance, end of period	1,262,623	587,281	1,262,623	587,281
TOTAL SHAREHOLDERS' EQUITY	$2,530,757	$1,276,522	$2,530,757	$1,276,522

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended		For the six months ended	
	June 30 2005	June 30 2004	June 30 2005	June 30 2004
OPERATING ACTIVITIES				
Net income	$223,614	$172,350	$382,103	$287,450
Adjustments to determine cash provided by operating activities :				
Amortization of property and equipment	3,577	3,180	7,123	6,276
Amortization of intangible assets	937	-	1,848	-
Amortization of premiums and discounts on fixed income securities	4,943	6,039	10,271	9,616
Net income from long-term investments	(3,016)	(2,300)	(4,467)	(3,635)
Dividends received from long-term investments	2,049	736	2,921	1,018
Realized investment and other gains	(46,757)	(6,027)	(89,496)	(78,072)
Deferred acquisition costs, net	(31,776)	(29,006)	(1,290)	(58,050)
Future income taxes, net	(2,119)	15,861	22,574	20,898
Unpaid claims and adjustment expenses, net	(50,616)	(33,131)	(14,011)	561,455
Unearned premiums, net	162,565	183,736	(28,010)	246,164
Changes in other operating assets and liabilities	139,036	(90,427)	(11,807)	(22,537)
Stock-based compensation	438	-	738	-
Cash provided by operating activities	402,875	221,011	278,497	970,583
INVESTING ACTIVITIES				
Proceeds from sale of investments	2,051,066	2,042,019	4,335,637	4,937,994
Purchase of investments	(2,372,150)	(2,139,017)	(4,504,312)	(5,798,394)
Purchase of property and equipment, net	(14,148)	(2,414)	(20,174)	(4,220)
Purchase of brokerages and books of business	(11,830)	-	(12,370)	-
Proceeds from sale of long-term investments	-	8,217	946	8,512
Cash used in investing activities	(347,062)	(91,195)	(200,273)	(856,108)
FINANCING ACTIVITIES				
Dividends paid	(21,732)	-	(43,463)	-
Debt repayment	-	(22,000)	(129,230)	(22,000)
Proceeds from capital issuance	-	-	136,032	-
Share issuance costs	-	-	(6,802)	-
Cash used in financing activities	(21,732)	(22,000)	(43,463)	(22,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	34,081	107,816	34,761	92,475
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	357,893	89,318	357,213	104,659
CASH AND CASH EQUIVALENTS, END OF PERIOD	$391,974	$197,134	$391,974	$197,134
SUPPLEMENTAL CASH FLOW INFORMATION :				
Income taxes paid	$85,617	$ 22,655	$250,087	$ 99,659
Interest paid on debt outstanding	-	545	3,981	5,509

See accompanying notes to the consolidated interim financial statements

(In thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. ("the Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the results of Allianz are only included in the Company's consolidated statement of income for the three and six month periods ended June 30, 2005.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of 70% of the common shares and the Special Share (note 9), and a party to the Co-Operation Agreement ("Agreement"), has significant influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds and change the dividend policy without the prior written approval of ING Groep.

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these consolidated interim financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Adoption of accounting policy

During 2005, as a result of the adoption of a Long-term Incentive Plan for employees and a Deferred Stock Unit Plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for non-employees.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these consolidated interim financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities at the dates of these consolidated interim financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(in thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1

	As at June 30, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes with a maturity greater than 90 days	$ 168,559	$ 168,559	$ -	$ -
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	2,243,330	2,356,972	113,678	36
Corporate	972,017	1,023,741	52,493	769
Asset-backed	346,447	357,963	11,516	-
Below investment grade [c]	4,238	3,312	-	926
Not rated	16,318	17,440	1,122	-
Total fixed income securities	**3,582,350**	**3,759,428**	**178,809**	**1,731**
Mortgage loans	**76,457**	**81,564**	**5,107**	**-**
Preferred shares				
Investment grade [d]	1,175,477	1,224,374	54,606	5,709
Below investment grade [d]	13,152	15,196	2,044	-
Total preferred shares	**1,188,629**	**1,239,570**	**56,650**	**5,709**
Common shares [b]	**1,069,464**	**1,143,507**	**96,658**	**22,615**
Other investments [e]	**172,159**	**172,159**	**-**	**-**
	$6,257,618	**$6,564,787**	**$337,224**	**$30,055**

Table 2.2

	As at December 31, 2004			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [c]				
Government and government guaranteed	$1,805,736	$1,854,940	$ 49,348	$ 144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [c]	8,771	7,666	22	1,127
Not rated	16,318	17,009	691	-
Total fixed income securities	**3,685,099**	**3,776,547**	**93,535**	**2,087**
Mortgage loans	**78,699**	**83,287**	**4,588**	**-**
Preferred shares				
Investment grade [d]	1,051,792	1,115,442	66,566	2,916
Below investment grade [d]	17,837	20,895	3,174	116
Total preferred shares	**1,069,629**	**1,136,337**	**69,740**	**3,032**
Common shares [b]	**997,707**	**1,077,195**	**90,622**	**11,134**
Other investments [e]	**179,271**	**179,271**	**-**	**-**
	$6,010,405	**$6,252,637**	**$258,485**	**$16,253**

(In thousands of dollars except for per share amounts)

2. INVESTMENTS (continued)

a) Fixed income securities include private placements and fixed income units of ING Funds (note 5). The book value of the private placements was $32,789 at June 30, 2005 (December 31, 2004 - $38,764) and their fair value was $32,547 at June 30, 2005 (December 31, 2004 - $38,366). The book value of the fixed income units was $16,318 at June 30, 2005 (December 31, 2004 - $16,318) and their fair value was $17,440 at June 30, 2005 (December 31, 2004 - $17,009).

b) Common shares include equity units of ING Funds (note 5). The book value of these units was $138,650 at June 30, 2005 (December 31, 2004 - $138,730) and their fair value was $155,073 at June 30, 2005 (December 31, 2004 - $150,980).

c) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

d) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.

e) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy is to maximize the value added from active management. The strategy consists in having both long and short equity positions. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at June 30, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$36,141	$38,888	$41,266	$42,082
Short	35,200	38,837	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At June 30, 2005, the book value of the collateral was $34,057 (December 31, 2004 -$39,641).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment recorded for the three and six month periods ended June 30, 2005 was $62 and $62, respectively ($310 and $705, respectively, in 2004).

(In thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1

	As at June 30, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$40,914	$ 53	-	$39,680	$ -	$39
Forwards bought	-	-	-	540	-	-
Cash flow risk						
Foreign currency swaps	14,757	2,412	-	14,972	2,406	-
	$55,671	$2,465	-	$55,192	$2,406	$39

Table 3.2 provides a summary of the remaining terms to maturity of the derivatives.

Table 3.2

	As at June 30, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$40,914	-	-	$40,220	$ -	$ -
Foreign currency swaps	-	6,253	8,504	-	6,468	8,504
	$40,914	$6,253	$8,504	$40,220	$6,468	$8,504

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Provisions for policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates; including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and adjustment expenses

Table 4.1	As at June 30, 2005			As at December 31, 2004		
	Direct [a)]	Assumed [a)]	Ceded [b)]	Direct [a)]	Assumed [a)]	Ceded [b)]
Auto : liability	$1,806,122	$ -	$ 61,208	$1,850,330	$ -	$ 77,039
Auto : personal accident	735,361	-	34,972	770,297	-	32,153
Auto : other	94,371	1	10,486	101,582	-	161
Property	698,503	1,634	332,388	610,309	1,827	314,450
Liability	853,517	728	233,584	818,824	763	199,007
Other	60,091	10,332	66,273	58,692	10,337	64,391
	$4,247,965	$12,695	$738,911	$4,210,034	$12,927	$687,201

a) The aggregate of direct and assumed unpaid claims and adjustment expenses of $4,260,660 (December 31, 2004 - $4,222,961) is shown as unpaid claims and adjustment expenses in the consolidated balance sheets.

b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and adjustment expenses in the consolidated balance sheets.

(In thousands of dollars except for per share amounts)

4. **POLICY LIABILITIES (continued)**

The provision for unpaid claims and adjustment expenses is first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. It incorporates an additional provision to account for the future development of these claims including claims incurred but not reported. In estimating the provision for unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency, future rates of claim severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unearned premiums

Table 4.2	As at June 30, 2005			As at December 31, 2004		
	Direct [c]	Assumed [c]	Ceded [d]	Direct [c]	Assumed [c]	Ceded [d]
Auto : liability	$ 604,683	$ -	$ 1,391	$ 620,367	$ 50	$ 3,108
Auto : personal accident	193,180	-	189	198,619	-	665
Auto : other	549,847	-	125	547,998	-	908
Property	728,386	932	16,030	764,420	3,259	40,099
Liability	165,094	76	5,386	167,253	2,394	14,838
Other	34,280	56	18,625	36,386	251	18,581
	$2,275,470	$1,064	$41,746	$2,335,043	$5,954	$78,199

c) The aggregate of direct and assumed unearned premiums of $2,276,534 (December 31, 2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

The provision for unearned premiums is calculated on a pro rata basis from the unexpired portion of the premiums written and is validated through standard actuarial techniques to ensure that it is sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these future costs, the Company uses discounting techniques and adds a provision for adverse deviation to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company considers that the fair value of unpaid claims and adjustment expenses, as well as the fair value of unearned premiums, approximate their book value.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") will be completed during the course of the year. Until regulatory approval is obtained for the Restructuring, the AGR Business is subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG. Consequently, the AGR Business had no net impact on the consolidated interim statements of income of the Company for the three and six month periods ended June 30, 2005.

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at June 30, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and adjustment expenses	$12,695	$440,453	$12,927	$447,102
Unearned premiums	1,064	24,685	5,954	61,523

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and companies that are subject to common control or management. These transactions consist of management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to affiliated companies on the consolidated interim statements of income.

Table 5.1	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
Ceded premiums earned	$12,099	$14,725	$24,708	$28,347
Ceded claims and loss adjustment expenses	17,958	(4,608)	24,392	782
(Income) loss before income taxes	$(5,859)	$19,333	$ 316	$27,565

Table 5.2 summarizes the other types of transactions with affiliated companies.

Table 5.2	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
Advisory fee income	$2,487	$2,090	$4,828	$4,091
General expenses	4,547	4,362	8,930	8,127
Interest expense	1,990	2,469	3,981	5,018

(in thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS (continued)

Table 5.3 summarizes the inter-company balances.

Table 5.3	As at June 30, 2005	As at December 31, 2004
Reinsurance payable	$1,379	$ 65
Interest and other payables	2,654	2,960
	$4,033	$3,025

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. Consequently, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada. This subsidiary acts as the funds' manager and advisor. Other subsidiaries of the Company have investments in the units of these funds (note 2). The fair value of these investments represented 49.0% of the funds' total fair value at June 30, 2005 (December 31, 2004 - 45.9%). The Company has decided to exit its fund management activities (note 15).

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage, between the income tax expense and the amount that would have been computed if the federal and provincial statutory rates had been applied to consolidated income before taxes :

Table 6.1	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004
	%	%	%	%
Income tax expense calculated at statutory rates	34.5	33.2	34.5	33.2
Increase (decrease) resulting from :				
Non-taxable dividends	(2.8)	(3.0)	(3.1)	(3.5)
Tax on large corporations	-	0.4	-	0.4
Non-deductible expenses	-	0.2	0.3	1.5
Recovery of losses not previously recognized	(0.6)	(1.4)	(0.4)	(1.0)
Non-taxable portion of capital gains	(0.2)	(1.4)	(0.5)	(0.8)
Other (net)	-	(0.2)	-	(0.1)
Income tax expense	30.9	27.8	30.8	29.7

(in thousands of dollars except for per share amounts)

7. PENSION PLAN INFORMATION

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $582 and $1,308 for the three and six month periods ended June 30, 2005, respectively ($747 and $1,493 for the three and six month periods ended June 30, 2004). For the defined contribution plans, the expense and the employer contributions were $361 and $946 for the three and six month periods ended June 30, 2005 (nil for the three and six month periods ended June 30, 2004).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants. For these other plans, the Company recorded an expense of $214 and $431 for the three and six month periods ended June 30, 2005, respectively ($142 and $284 for the three and six month periods ended June 30, 2004).

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and line of credit.

Table 8.1

Issuer	Maturity	Rate	As at June 30, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2008	6.27%	$127,000	$127,000
ING Insurance International, N.V. [a]		-	-	129,230
Royal Bank of Canada [b]		-	-	-
			$127,000	$256,230

a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

(in thousands of dollars except for per share amounts)

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 9.1 summarizes the Company's share capital.

Table 9.1	As at June 30, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A	Unlimited	-	-	Unlimited	-	-
Special [a]	One	1	-	One	1	-
			$1,183,846			$1,052,290

a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-term Incentive Plan for certain key employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 180,250 units at June 30, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU's or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU's may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized as an expense and a liability.

The Company will purchase the shares that eventually vest in the market.

The aggregate amount charged to compensation expense for these plans was $456 and $773 for the three and six month periods ended June 30, 2005, respectively. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1	For the three months ended June 30		For the six months ended June 30	
	2005	2004	2005	2004[a]
Basic earnings per share				
Net income available to common shareholders	$223,614	$172,350	$382,103	$287,450
Average number of common shares (in thousands)	133,732	93,620	133,356	93,620
Basic earnings per share	**$1.67**	**$1.84**	**$2.86**	**$3.07**
Diluted earnings per share				
Net income available to common shareholders	$223,614	$172,350	$382,103	$287,450
Adjusted net income available to common shareholders	223,614	172,350	382,103	287,450
Average number of diluted common shares (in thousands)	133,732	93,620	133,356	93,620
Diluted earnings per share	**$1.67**	**$1.84**	**$2.86**	**$3.07**

a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004.

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $28,275 at June 30, 2005 (December 31, 2004 - $34,518). The Company expects to incur these costs over the next six to twelve months.

13. ACQUISITIONS

During the first six months of 2005, goodwill and intangible assets increased by $13,921 and $2,837, respectively, as a result of acquisitions made by subsidiaries of the Company for cash consideration of $12,370. Where the acquisitions give the Company control over investees which were previously accounted for as long-term investments under the equity method, the investees are consolidated, resulting in an increase of and a reallocation to assets and liabilities.

(in thousands of dollars except for per share amounts)

14. SEGMENTED INFORMATION

The Company's core business activity is property and casualty insurance. Property and casualty operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

	For the three months ended June 30		For the six months ended June 30	
Table 14.1	2005	2004	2005	2004
Revenue				
Property and casualty insurance				
Personal insurance	$ 665,424	$576,414	$1,341,202	$1,148,111
Commercial insurance	290,410	251,590	582,635	497,684
Investment	90,850	60,357	164,633	120,676
Total property and casualty insurance	1,046,684	888,361	2,088,470	1,766,471
Corporate and other	18,895	6,509	33,219	11,928
Realized investment and other gains	46,757	6,027	89,496	78,072
Total revenue	$1,112,336	$900,897	$2,211,185	$1,856,471
Income (loss) before income taxes				
Property and casualty insurance				
Personal insurance	$ 114,902	$108,598	$ 195,304	$ 131,652
Commercial insurance	64,896	65,939	99,438	86,331
Investment	85,210	57,980	153,352	116,001
Total property and casualty insurance	265,008	232,517	448,094	333,984
Corporate and other	11,898	6	14,695	(3,125)
Realized investment and other gains	46,757	6,027	89,496	78,072
Total income before income taxes	$ 323,663	$238,550	$ 552,285	$ 408,931

	As at	
	June 30, 2005	December 31, 2004
Assets		
Property and casualty insurance[a)]	$9,344,378	$9,230,609
Corporate and other[b)]	592,808	432,515
Total assets	$9,937,186	$9,663,124

	For the three months ended June 30, 2005	For the six months ended June 30, 2005	For the year ended December 31, 2004[c)]
Goodwill acquired			
Property and casualty insurance	$ -	$ -	$32,525
Corporate and other	13,921	13,921	14,229
Total goodwill acquired	$13,921	$13,921	$46,754

a) Includes goodwill of $74,411 at June 30, 2005 and at December 31, 2004.
b) Includes goodwill of $30,626 at June 30, 2005 and $16,705 at December 31, 2004.
c) No goodwill was acquired during the three and six month periods ended June 30, 2004.

15. SUBSEQUENT EVENT

On July 8, 2005, the Company terminated five ING Funds (note 5). Investments remaining in these funds, at that date, were switched into the ING Canadian Money Market Fund, which, along with twelve other ING Funds, were merged into AGF Funds on August 5, 2005, pursuant to the agreement with AGF Funds Inc. As part of that agreement, AGF Funds also acquired the ING Canadian Dividend Income Fund. The Company does not expect to incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities will have no material impact on the Company's future results.

16. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc. (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 10, 2005

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

ING CANADA INC.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS (unaudited)

ING CANADA INC.

CONSOLIDATED BALANCE SHEETS (unaudited)

(in thousands of dollars)

	As at September 30 2005	As at December 31 2004
ASSETS		
Cash and cash equivalents	$ 715,379	$ 357,213
Investments (note 2)	6,140,340	6,010,405
Accrued investment income	54,201	43,266
Due from affiliated companies (note 5)	6,870	-
Premium and other receivables	1,589,731	1,642,362
Reinsurers' share of unpaid claims and adjustment expenses (note 4)	323,776	687,201
Reinsurers' share of unearned premiums (note 4)	16,651	78,199
Deferred acquisition costs	389,457	389,688
Income taxes receivable	41,409	2,591
Other assets	174,847	127,543
Long-term investments	45,197	48,108
Future income taxes	132,905	148,488
Intangible assets	37,008	36,944
Goodwill	105,057	91,116
	$9,772,828	$9,663,124
LIABILITIES		
Payables and other liabilities	$ 746,101	$ 669,604
Due to affiliated companies (note 5)	664	3,025
Income taxes payable	41,184	100,913
Unpaid claims and adjustment expenses (note 4)	3,861,074	4,222,961
Unearned premiums (note 4)	2,280,178	2,340,997
Unearned reinsurance commissions	4,434	9,785
Debt outstanding (note 8)	127,000	256,230
	$7,060,635	$7,603,515
SHAREHOLDERS' EQUITY		
Share capital (note 9)	$1,183,846	$1,052,290
Contributed surplus	84,443	83,336
Retained earnings	1,443,904	923,983
	$2,712,193	$2,059,609
	$9,772,828	$9,663,124

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended		For the nine months ended	
	September 30 2005	September 30 2004	September 30 2005	September 30 2004
Direct premiums written	$1,006,522	$921,642	$2,999,883	$2,692,890
Net premiums written	983,753	850,187	2,879,582	2,742,151
REVENUE				
Net premiums earned	$ 955,021	$830,553	$2,878,858	$2,476,348
Investment income	88,103	66,965	259,967	191,749
Realized investment and other gains	66,811	18,014	156,307	96,086
Commission and advisory fees	13,399	4,166	39,387	11,986
	1,123,334	919,698	3,334,519	2,776,169
EXPENSES				
Claims and loss adjustment expenses	561,965	452,058	1,622,462	1,407,403
Commissions	156,418	153,246	488,204	443,796
Premium taxes	33,474	28,846	100,961	86,161
General expenses	100,123	65,654	295,272	204,165
	851,980	699,804	2,506,899	2,141,525
Interest on debt outstanding	1,991	2,788	5,972	8,607
INCOME BEFORE INCOME TAXES	269,363	217,106	821,648	626,037
Income taxes (note 6)	66,565	53,477	236,747	174,958
NET INCOME	$ 202,798	$163,629	$ 584,901	$ 451,079
Earnings per share (note 11)				
Basic and diluted	$1.52	$1.75	$4.38	$4.82

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended		For the nine months ended	
	September 30 2005	September 30 2004	September 30 2005	September 30 2004
Share capital				
Balance, beginning of period	$1,183,846	$ 605,905	$1,052,290	$ 605,905
Capital issued (notes 1 and 9)	-	-	136,032	-
Share issuance costs, net of income taxes	-	-	(4,476)	-
Balance, end of period	1,183,846	605,905	1,183,846	605,905
Contributed surplus				
Balance, beginning of period	84,074	83,336	83,336	83,336
Stock-based compensation (note 10)	369	-	1,107	-
Balance, end of period	84,443	83,336	84,443	83,336
Retained earnings				
Balance, beginning of period	1,262,837	587,281	923,983	299,831
Net income	202,798	163,629	584,901	451,079
Dividends paid	(21,731)	-	(65,194)	-
Other	-	-	214	-
Balance, end of period	1,443,904	750,910	1,443,904	750,910
TOTAL SHAREHOLDERS' EQUITY	$2,712,193	$1,440,151	$2,712,193	$1,440,151

See accompanying notes to the consolidated interim financial statements

ING CANADA INC.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS (unaudited)
(In thousands of dollars)

	For the three months ended		For the nine months ended	
	September 30 2005	September 30 2004	September 30 2005	September 30 2004
OPERATING ACTIVITIES				
Net income	$202,798	$163,629	$584,901	$451,079
Adjustments to determine cash provided by operating activities :				
Amortization of property and equipment	4,892	2,827	12,015	9,103
Amortization of intangible assets	925	-	2,773	-
Amortization of premiums and discounts on fixed income securities	5,672	4,735	15,943	14,351
Net income from long-term investments	(1,641)	(1,776)	(6,108)	(5,411)
Dividends received from long-term investments	1,137	1,103	4,058	2,121
Realized investment and other gains	(66,811)	(18,014)	(156,307)	(96,086)
Decrease in loan provision	(4,500)	-	(4,500)	-
Deferred acquisition costs, net	(6,647)	(9,926)	(7,937)	(67,976)
Future income taxes, net	(4,811)	(9,090)	17,763	11,808
Unpaid claims and adjustment expenses, net	15,549	33,149	1,538	594,604
Unearned premiums, net	28,739	57,020	729	303,184
Changes in other operating assets and liabilities	1,265	93,888	(10,542)	71,351
Stock-based compensation	369	-	1,107	-
Cash provided by operating activities	176,936	317,545	455,433	1,288,128
INVESTING ACTIVITIES				
Proceeds from sale of investments	2,098,003	2,644,116	6,433,640	7,582,110
Purchase of investments	(1,921,796)	(2,894,452)	(6,426,108)	(8,692,846)
Purchase of property and equipment, net	(17,439)	(2,406)	(37,613)	(6,626)
Purchase of brokerages and books of business	(21)	-	(12,391)	-
Proceeds from sale of long-term investments and other, net	9,453	16,487	10,399	24,999
Cash provided by (used in) investing activities	168,200	(236,255)	(32,073)	(1,092,363)
FINANCING ACTIVITIES				
Dividends paid	(21,731)	-	(65,194)	-
Debt repayment	-	-	(129,230)	(22,000)
Proceeds from capital issuance	-	-	136,032	-
Share issuance costs	-	-	(6,802)	-
Cash used in financing activities	(21,731)	-	(65,194)	(22,000)
NET INCREASE IN CASH AND CASH EQUIVALENTS	323,405	81,290	358,166	173,765
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	391,974	197,134	357,213	104,659
CASH AND CASH EQUIVALENTS, END OF PERIOD	$715,379	$278,424	$715,379	$278,424
SUPPLEMENTAL CASH FLOW INFORMATION :				
Income taxes paid	$ 67,534	$ 18,370	$317,620	$118,029
Interest paid on debt outstanding	3,982	5,025	7,963	10,534

See accompanying notes to the consolidated interim financial statements

(In thousands of dollars except for per share amounts)

1. BASIS OF PRESENTATION

ING Canada Inc. ("the Company") is the resulting corporation from the amalgamation on December 10, 2004 of ING Canada Holdings Inc. and its former subsidiary, ING Canada Inc. The amalgamation is presented on a continuity of interest basis, as if the historical financial positions and operating results of these companies had always been amalgamated.

The Company entered into a share and loan purchase agreement dated October 7, 2004 with Allianz AG and Allianz of America, Inc. to acquire most of their operations in Canada ("Allianz"). The transaction was effective November 30, 2004 and was completed on December 8, 2004. Consequently, the results of Allianz are only included in the Company's consolidated interim statements of income for the three and nine-month periods ended September 30, 2005.

The Company completed an initial public offering on December 15, 2004. As a result of the offering, 34,880,000 common shares were issued. Pursuant to the underwriters' agreement for the prospectus dated December 9, 2004, the underwriters were granted an over-allotment option to purchase up to 5,232,000 additional common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full in January 2005.

Subsequent to the closing of the offering and the exercise of the over-allotment option, ING Groep N.V. ("ING Groep"), both as the owner of 70% of the common shares and the Special Share (note 9), and as a party to the Co-Operation Agreement ("Agreement"), has substantial influence over the ongoing business and operation of the Company. The Agreement provides, among other things, that for so long as ING Groep holds not less than one-third of the Company's outstanding common shares, the Company may not carry out certain corporate acts, including entering into business combinations with unaffiliated third parties or making acquisitions or dispositions above certain monetary thresholds or changing the dividend policy without the prior written approval of ING Groep.

These unaudited consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Except as described below, these consolidated interim financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2004 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Adoption of accounting policy

During 2005, as a result of the adoption of a Long-Term Incentive Plan for certain employees and a Deferred Stock Unit Plan for independent directors (note 10), the Company adopted the recommendations of the Canadian Institute of Chartered Accountants' ("CICA") Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which requires that stock-based compensation awarded to non-employees, direct awards of stock, awards that call for settlement in cash or other assets or stock appreciation rights awarded to employees be recognized on a fair value basis as an expense. Under this policy, the fair value of the earned or awarded amounts is estimated on the grant date and such amount is recorded as a compensation expense over the related vesting period with a corresponding increase to contributed surplus for those awards granted to employees and to liabilities for directors.

Use of estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these consolidated interim financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities at the dates of these consolidated interim financial statements. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(in thousands of dollars except for per share amounts)

2. INVESTMENTS

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1 — As at September 30, 2005

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	$2,256,894	$2,334,084	$ 81,946	$ 4,756
Corporate	1,022,080	1,060,056	40,376	2,400
Asset-backed	311,809	317,754	6,070	125
Below investment grade [b]	4,238	3,140	-	1,098
Not rated [c]	-	-	-	-
Total fixed income securities	**3,595,021**	**3,715,034**	**128,392**	**8,379**
Mortgage loans	**75,304**	**79,202**	**3,898**	-
Preferred shares [d]				
Investment grade	1,178,840	1,225,996	52,396	5,240
Below investment grade	12,708	14,740	2,032	-
Total preferred shares	**1,191,548**	**1,240,736**	**54,428**	**5,240**
Common shares [c] and [e]	**1,108,927**	**1,243,631**	**150,439**	**15,735**
Other investments [f]	**169,540**	**169,540**	-	-
	$6,140,340	**$6,448,143**	**$337,157**	**$29,354**

Table 2.2 — As at December 31, 2004

	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Fixed income securities [a]				
Investment grade [b]				
Government and government-guaranteed	$1,805,736	$1,854,940	$ 49,348	$ 144
Corporate	1,330,893	1,365,032	34,924	785
Asset-backed	523,381	531,900	8,550	31
Below investment grade [b]	8,771	7,666	22	1,127
Not rated [c]	16,318	17,009	691	-
Total fixed income securities	**3,685,099**	**3,776,547**	**93,535**	**2,087**
Mortgage loans	**78,699**	**83,287**	**4,588**	-
Preferred shares [d]				
Investment grade	1,051,792	1,115,442	66,566	2,916
Below investment grade	17,837	20,895	3,174	116
Total preferred shares	**1,069,629**	**1,136,337**	**69,740**	**3,032**
Common shares [c] and [e]	**997,707**	**1,077,195**	**90,622**	**11,134**
Other investments [f]	**179,271**	**179,271**	-	-
	$6,010,405	**$6,252,637**	**$258,485**	**$16,253**

(in thousands of dollars except for per share amounts)

2. INVESTMENTS (continued)

(a) Fixed income securities include private placements. The book value of the private placements was $32,092 at September 30, 2005 (December 31, 2004 - $38,764) and their fair value was $30,740 at September 30, 2005 (December 31, 2004 - $38,366).
(b) The Company uses Dominion Bond Rating Services ("DBRS") and Standard & Poor's ("S&P") to rate fixed income securities. Under the Company's updated practice, as of January 1, 2005, fixed income securities with a rating equal to or above BBB- (previously A-) are classified as investment grade and other rated fixed income securities are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.
(c) Subsequent to the transaction described in note 13, the Company no longer has any investment in funds under the ING brand name. At December 31, 2004, the book value of the ING fixed income fund units was $16,318 and their fair value was $17,009. At that date, the book value of the ING equity fund units was $138,730 and their fair value was $150,980.
(d) The Company uses DBRS and S&P to rate preferred shares. Under the Company's updated practice, as of January 1, 2005, preferred shares with a rating equal to or above P3 low (previously P2 low) are classified as investment grade and other rated preferred shares are classified as below investment grade. Comparative figures have been reclassified to conform to the presentation adopted in 2005.
(e) The common share category includes common shares as well as mutual fund and trust units.
(f) Other investments include loans and strategic investments.

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Short positions are presented in the consolidated balance sheets as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at September 30, 2005		As at December 31, 2004	
	Book value	Fair value	Book value	Fair value
Long	$42,123	$46,722	$41,266	$42,082
Short	41,887	46,665	38,035	41,587

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At September 30, 2005, the book value of the collateral was $40,159 (December 31, 2004 - $39,641).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment recorded for the three and nine-month periods ended September 30, 2005 was $6,049 and $6,111, respectively ($129 and $834, respectively, in 2004).

(in thousands of dollars except for per share amounts)

3. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses derivative financial instruments to manage financial risks arising from fluctuations in foreign exchange rates and cash flows. The Company's policy is to not utilize derivative financial instruments for trading or speculative purposes.

Table 3.1 summarizes the derivatives used by the Company, their notional amount and their fair value. Positive fair values are recorded as other assets and negative fair values as other liabilities.

Table 3.1	As at September 30, 2005			As at December 31, 2004		
	Notional amount	Positive fair value	Negative fair value	Notional amount	Positive fair value	Negative fair value
Foreign exchange risk						
Forwards sold	$27,254	$ -	$51	$39,680	$ -	$39
Forwards bought	4,958	9	-	540	-	-
Cash flow risk						
Foreign currency swaps	14,757	3,171	-	14,972	2,406	-
	$46,969	$3,180	$51	$55,192	$2,406	$39

Table 3.2 summarizes the remaining terms to maturity of the derivatives.

Table 3.2	As at September 30, 2005			As at December 31, 2004		
	Term to maturity (notional amount)			Term to maturity (notional amount)		
	One year or less	One year to five years	Over five years	One year or less	One year to five years	Over five years
Forwards	$32,212	$ -	$ -	$40,220	$ -	$ -
Foreign currency swaps	-	6,253	8,504	-	6,468	8,504
	$32,212	$6,253	$8,504	$40,220	$6,468	$8,504

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Unpaid claims and adjustment expenses

Table 4.1	As at September 30, 2005			As at December 31, 2004		
	Direct [a]	Assumed [a]	Ceded [b]	Direct [a]	Assumed [a]	Ceded [b]
Auto : liability	$1,813,135	$-	$ 46,294	$1,850,330	$ -	$ 77,039
Auto : personal accident	708,602	-	29,218	770,297	-	32,153
Auto : other	92,931	-	2,189	101,582	-	161
Property	516,380	-	129,419	610,309	1,827	314,450
Liability	725,064	-	115,712	818,824	763	199,007
Other	4,962	-	944	58,692	10,337	64,391
	$3,861,074	$-	$323,776	$4,210,034	$12,927	$687,201

(a) The aggregate of direct and assumed unpaid claims and adjustment expenses of $3,861,074 (December 31, 2004 - $4,222,961) is shown as unpaid claims and adjustment expenses in the consolidated balance sheets.
(b) Ceded unpaid claims are referred to as reinsurers' share of unpaid claims and adjustment expenses in the consolidated balance sheets.

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Unpaid claims and adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by Canadian accepted actuarial practice. Unpaid claims and adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Unearned premiums

Table 4.2	As at September 30, 2005			As at December 31, 2004		
	Direct [c]	Assumed [c]	Ceded [d]	Direct [c]	Assumed [c]	Ceded [d]
Auto : liability	$ 613,418	$-	$ 746	$ 620,367	$ 50	$ 3,108
Auto : personal accident	196,817	-	70	198,619	-	665
Auto : other	552,745	-	29	547,998	-	908
Property	733,057	-	3,532	764,420	3,259	40,099
Liability	157,552	-	3,117	167,253	2,394	14,838
Other	26,589	-	9,157	36,386	251	18,581
	$2,280,178	$-	$16,651	$2,335,043	$5,954	$78,199

(c) The aggregate of direct and assumed unearned premiums of $2,280,178 (December 31, 2004 - $2,340,997) is shown as unearned premiums in the consolidated balance sheets.

(d) Ceded unearned premiums are referred to as reinsurers' share of unearned premiums in the consolidated balance sheets.

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company considers that the fair value of unpaid claims and adjustment expenses, as well as the fair value of unearned premiums, approximate their book value.

Pursuant to the acquisition of Allianz (note 1), a series of restructuring transactions (the "Restructuring") requiring Allianz to transfer a portion of its business (the "AGR Business") to the Canadian branch of Allianz Global Risks US Insurance Company ("AGR") were completed as of September 1, 2005. Prior to this date, the AGR Business was subject to a quota share agreement with Allianz Global Risks Rückversicherungs AG and therefore had no impact on the Company's consolidated net income.

(in thousands of dollars except for per share amounts)

4. POLICY LIABILITIES (continued)

Table 4.3 shows the impact of the AGR Business on the consolidated balance sheets.

Table 4.3	As at September 30, 2005		As at December 31, 2004	
	Assumed	Ceded	Assumed	Ceded
Unpaid claims and adjustment expenses	$-	$-	$12,927	$447,102
Unearned premiums	-	-	5,954	61,523

5. RELATED PARTY TRANSACTIONS

The Company enters into transactions with the controlling shareholder, ING Groep, and companies that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the exchange amount and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to affiliated companies on the consolidated interim statements of income.

Table 5.1	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004
Ceded premiums earned	$12,222	$14,890	$36,930	$43,237
Ceded claims and loss adjustment expenses	47,446	24,131	71,838	24,913
(Income) loss before income taxes	$(35,224)	$(9,241)	$(34,908)	$18,324

Table 5.2 summarizes the other types of transactions with affiliated companies.

Table 5.2	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004
Advisory fee income	$ 994	$2,079	$ 5,822	$ 6,170
Management and advisory expenses	4,348	4,597	13,277	12,724
Interest expense	1,991	2,464	5,972	7,482

(in thousands of dollars except for per share amounts)

5. RELATED PARTY TRANSACTIONS (continued)

Table 5.3 summarizes the Company's payables to related parties.

Table 5.3	As at September 30, 2005	As at December 31, 2004
Reinsurance (receivable) payable	$(6,870)	$ 65
Interest and other payables	664	2,960
	$(6,206)	$3,025

Effective January 1, 2004, the Company commuted a quota share agreement with an affiliated company. As a result, the Company assumed $665,000 in previously ceded policy liabilities and received an equivalent amount of investment assets.

In 2000, a subsidiary of the Company launched a series of mutual funds under the ING brand name for distribution in Canada and acted as the funds' manager and advisor. Other subsidiaries of the Company had investments in the units of these funds (note 2). As described in note 13, the Company has exited its fund management activities and, as a result, held no such fund units at September 30, 2005. The fair value of the units held by the Company in these funds represented 45.9% of the funds' total fair value at December 31, 2004.

6. INCOME TAXES

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory rates had been applied to consolidated income before taxes :

Table 6.1	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004
	%	%	%	%
Income tax expense calculated at statutory rates	34.5	34.1	34.5	34.2
Increase (decrease) resulting from :				
Non-taxable dividends	(3.8)	(3.9)	(3.3)	(3.6)
Non-deductible expenses	0.4	0.3	0.4	1.1
Tax-asset recovery not previously recorded	(3.6)	(0.3)	(1.5)	(0.8)
Non-taxable portion of capital gains	(2.9)	(1.2)	(1.3)	(0.9)
Other (net)	0.1	(4.4)	-	(2.0)
Income tax expense	24.7	24.6	28.8	28.0

(In thousands of dollars except for per share amounts)

7. PENSION PLAN INFORMATION

The Company has several defined benefit pension plans, as well as defined contribution pension plans. The Company recorded defined benefit pension income of $751 and $2,059 for the three and nine-month periods ended September 30, 2005, respectively (($276) and $1,216 for the three and nine-month periods ended September 30, 2004). For the defined contribution plans, the expense and the employer contributions were $534 and $1,480 for the three and nine-month periods ended September 30, 2005 (nil for the three and nine-month periods ended September 30, 2004).

The Company partly finances several other retirement plans offering life insurance and health benefits which are closed to new participants. For these other plans, the Company recorded an expense of $218 and $649 for the three and nine-month periods ended September 30, 2005, respectively ($369 and $653 for the three and nine-month periods ended September 30, 2004).

8. DEBT OUTSTANDING

Table 8.1 summarizes the Company's loans and line of credit.

Table 8.1

Issuer	Maturity	Rate	As at September 30, 2005	As at December 31, 2004
ING Verzekeringen, N.V.	August 27, 2006	6.27%	$127,000	$127,000
ING Insurance International, N.V. (a)		-	-	129,230
Royal Bank of Canada (b)		-	-	-
			$127,000	$256,230

(a) Non-interest bearing promissory note, representing the outstanding balance arising from the redemption of preferred shares in 2004. The note was fully repaid in January 2005, following the exercise of the over-allotment option granted to the underwriters as a result of the initial public offering (note 1).

(b) Uncommitted revolving credit facility in the amount of $50,000, which may be drawn as primary loans at the prime rate or as bankers' acceptances at the bankers' acceptance rate.

(In thousands of dollars except for per share amounts)

9. SHARE CAPITAL

Pursuant to the underwriters' agreement for the prospectus, the underwriters were granted an over-allotment option to purchase up to an additional 5,232,000 common shares at the offering price of $26.00 per share within thirty days from the date of the closing of the offering. The option was exercised in full on January 13, 2005, generating net proceeds of $129,230 and increasing share capital by $131,556 after tax.

Table 9.1 summarizes the Company's share capital.

Table 9.1	As at September 30, 2005			As at December 31, 2004		
Classes of shares	Authorized (shares)	Issued and outstanding (shares)	Amount	Authorized (shares)	Issued and outstanding (shares)	Amount
Common	Unlimited	133,732,000	$1,183,846	Unlimited	128,500,000	$1,052,290
Class A	Unlimited	-	-	Unlimited	-	-
Special [(a)]	One	1	-	One	1	-
			$1,183,846			$1,052,290

(a) The Special Share is convertible into one common share. The beneficial owner of the Special Share is entitled to nominate and elect a certain number of directors to the Board and to appoint the Chief Executive Officer, as determined by the number of common shares that the holder of the Special Share beneficially owns.

10. STOCK-BASED COMPENSATION

On February 16, 2005, the Board of Directors of the Company approved a Long-Term Incentive Plan for certain employees. Under that plan, these employees are awarded performance units (one performance unit equals one common share of the Company) as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The payout varies based on a performance target driven by the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The payout may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. The estimate was 180,250 units at September 30, 2005.

Members of the Company's Board of Directors who are not officers or employees of the Company or its affiliates receive compensation in the form of Deferred Share Units ("DSU") and may elect to receive other compensation in the form of DSU's or cash. A DSU represents an amount owed by the Company to the directors and has the same value as one share of the Company at the date of the grant. These DSU's may not be paid out until such time that the director leaves the Board. Payment may be in cash or common shares of the Company, at the option of the directors. Accordingly, director compensation is recognized as an expense and a liability.

At the time of the payout, the Company will purchase shares in the market in an amount equal to the number of vested shares.

The aggregate amount charged to compensation expense for these plans was $386 and $1,159 for the three and nine-month periods ended September 30, 2005, respectively. The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

11. EARNINGS PER SHARE

Table 11.1	For the three months ended September 30		For the nine months ended September 30	
	2005	2004	2005	2004[a]
Basic earnings per share				
Net income available to common shareholders	$202,798	$163,629	$584,901	$451,079
Average number of common shares (in thousands)	133,732	93,620	133,483	93,620
Basic earnings per share	**$1.52**	**$1.75**	**$4.38**	**$4.82**
Diluted earnings per share				
Adjusted net income available to common shareholders	$202,798	$163,629	$584,901	$451,079
Average number of diluted common shares (in thousands)	133,732	93,620	133,483	93,620
Diluted earnings per share	**$1.52**	**$1.75**	**$4.38**	**$4.82**

(a) For comparative purposes, the number of common shares reflects the reorganization of capital as if it had occurred on January 1, 2004.

12. INTEGRATION COSTS

In connection with the acquisition of Allianz, the Company recorded integration costs as part of the purchase price. These costs represent the amounts the Company expects to incur in relation to the integration of the operations of Allianz and consist of provisions for involuntary employee terminations, redundant lease space, discontinuance of information systems and regulatory policyholder notification requirements.

The outstanding balance of these integration costs was $25,431 at September 30, 2005 (December 31, 2004 - $34,518).

13. ACQUISITIONS AND DIVESTITURES

During the first nine months of 2005, goodwill and intangible assets increased by $13,941 and $2,837, respectively, as a result of acquisitions made by subsidiaries of the Company for cash consideration of $12,391. Where the acquisitions give the Company control over investees which were previously accounted for as long-term investments under the equity method, the investees are consolidated, resulting in an increase of and a reallocation to assets and liabilities.

On July 8, 2005, the Company terminated five ING funds. Remaining investments were switched into the ING Canadian Money Market Fund. On August 5, 2005, this fund, along with twelve other ING funds, were merged into AGF funds pursuant to the agreement with AGF Funds Inc., which also acquired the ING Canadian Dividend Income Fund. The Company did not incur significant incremental expenses or asset impairment charges as a result of these transactions. Furthermore, the exiting of fund management activities has had no material impact on the Company's results and will have no material impact on the Company's future results.

Effective September 1, 2005, the Company sold the renewal rights of $13,000 of commercial marine insurance business.

(In thousands of dollars except for per share amounts)

14. SEGMENTED INFORMATION

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company as a whole. Investment income is shown net of investment expenses. Non-property and casualty segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include miscellaneous sources of income such as commissions and advisory fees and related expenses, the Company's share of net income from long-term investments and expenses pertaining to non-recurring items such as acquisitions whose effects are not allocated to any other segment.

Table 14.1	For the three months ended September 30 2005	For the three months ended September 30 2004	For the nine months ended September 30 2005	For the nine months ended September 30 2004
Revenue				
P&C insurance				
Personal insurance	$ 668,587	$573,194	$2,009,789	$1,721,305
Commercial insurance	286,434	257,359	869,069	755,043
Investment	84,661	62,755	249,294	183,431
Total P&C insurance	**1,039,682**	**893,308**	**3,128,152**	**2,659,779**
Corporate and other	16,841	8,376	50,060	20,304
Realized investment and other gains	66,811	18,014	156,307	96,086
Total revenue	**$1,123,334**	**$919,698**	**$3,334,519**	**$2,776,169**
Income before income taxes				
P&C insurance				
Personal insurance	$73,526	$85,841	$268,830	$ 217,493
Commercial insurance	43,193	47,855	142,631	134,186
Investment	79,040	59,924	232,392	175,925
Total P&C insurance	**195,759**	**193,620**	**643,853**	**527,604**
Corporate and other	6,793	5,472	21,488	2,347
Realized investment and other gains	66,811	18,014	156,307	96,086
Total income before income taxes	**$269,363**	**$217,106**	**$821,648**	**$ 626,037**

	As at September 30, 2005	As at December 31, 2004
Assets		
P&C insurance [(a)]	$9,108,089	$9,230,609
Corporate and other [(b)]	664,739	432,515
Total assets	**$9,772,828**	**$9,663,124**

	For the three months ended September 30, 2005	For the nine months ended September 30, 2005	For the year ended December 31, 2004 [(c)]
Goodwill acquired			
P&C insurance	$ -	$ -	$32,525
Corporate and other	20	13,941	14,229
Total goodwill acquired	**$20**	**$13,941**	**$46,754**

(a) Includes goodwill of $74,411 at September 30, 2005 and at December 31, 2004.
(b) Includes goodwill of $30,646 at September 30, 2005 and $16,705 at December 31, 2004.
(c) No goodwill was acquired during the three and nine-month periods ended September 30, 2004.

15. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Form 52-109F2 - Certification of Interim Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark A. Tullis, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 11, 2006

/s/ Mark A. Tullis

Mark A. Tullis
Senior Vice-President and Chief Financial Officer

Interim consolidated financial statements (unaudited)

ING Canada Inc.

March 31, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at	
	March 31 2006	December 31 2005
Assets		
Cash and cash equivalents	$ 577,640	$ 341,138
Investments (note 2)	6,466,085	6,720,965
Accrued investment income	48,406	50,100
Due from affiliated companies (note 5)	8,928	230
Premium and other receivables	1,410,516	1,518,511
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	303,276	330,519
Reinsurers' share of unearned premiums (note 4)	18,635	17,279
Deferred acquisition costs	356,126	381,992
Income taxes receivable	83,059	55,684
Other assets	201,795	182,119
Long-term investments	42,738	41,587
Future income tax assets	120,579	141,101
Intangible assets	36,083	36,948
Goodwill	108,461	108,362
	$ 9,782,327	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 723,402	$ 815,674
Due to affiliated companies (note 5)	664	2,968
Income taxes payable	47,994	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,788,539	3,821,609
Unearned premiums (note 4)	2,044,666	2,194,837
Unearned reinsurance commissions	4,040	4,129
Debt outstanding	127,000	127,000
	6,736,305	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	90,653	89,713
Retained earnings	1,771,523	1,619,054
	3,046,022	2,892,613
	$ 9,782,327	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended March 31	
	2006	**2005**
Direct premiums written	$ 812,513	$ 821,911
Net premiums written	$ 785,359	$ 777,428
Revenue		
Net premiums earned	$ 936,888	$ 968,003
Investment income	81,088	76,461
Net realized investment and other gains	107,677	42,739
Commission and advisory fees	8,183	11,646
	1,133,836	1,098,849
Expenses		
Claims and loss adjustment expenses	557,486	566,864
Commissions (note 5)	163,343	168,481
Premium taxes	32,067	33,831
General expenses	110,520	99,060
	863,416	868,236
Interest on debt outstanding	1,991	1,991
Income before income taxes	268,429	228,622
Income taxes (note 6)	82,527	70,133
Net income	$ 185,902	$ 158,489
Basic and diluted earnings per share	$ 1.39	$ 1.19
Basic and diluted average number of common shares (in thousands)	133,732	132,976

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended March 31	
	2006	**2005**
Share capital		
Balance, beginning of period	$ 1,183,846	$ 1,052,290
Common shares issued	-	136,032
Share issuance costs, net of income taxes	-	(4,476)
Balance, end of period	1,183,846	1,183,846
Contributed surplus		
Balance, beginning of period	89,713	83,336
Stock-based compensation (note 8)	940	300
Balance, end of period	90,653	83,636
Retained earnings		
Balance, beginning of period	1,619,054	923,983
Net income	185,902	158,489
Dividends paid	(33,433)	(21,731)
Balance, end of period	1,771,523	1,060,741
Total shareholders' equity	$ 3,046,022	$ 2,328,223

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended March 31	
	2006	**2005**
Operating activities		
Net income	$ 185,902	$ 158,489
Adjustments to determine cash provided by operating activities:		
Unearned premiums and unpaid claims and loss adjustment expenses, net	(157,354)	(153,970)
Net realized investment and other gains	(107,677)	(42,739)
Deferred acquisition costs, net	25,777	30,486
Future income taxes	20,451	24,693
Amortization	3,287	8,398
Other, net	(115)	(279)
Changes in other operating assets and liabilities	(71,412)	(150,843)
Cash used in operating activities	(101,141)	(125,765)
Investing activities		
Proceeds from sale of investments (note 11)	6,318,233	2,972,291
Purchase of investments (note 11)	(5,959,122)	(2,720,367)
Proceeds from sale and leaseback of property	29,803	-
Purchase of property and equipment and other, net	(17,838)	(5,620)
Cash provided by investing activities	371,076	246,304
Financing activities		
Dividends paid	(33,433)	(21,731)
Proceeds from capital issuance	-	136,032
Debt repayment	-	(129,230)
Share issuance costs	-	(6,802)
Cash used in financing activities	(33,433)	(21,731)
Net increase in cash and cash equivalents	236,502	98,808
Cash and cash equivalents, beginning of period	341,138	82,473
Cash and cash equivalents, end of period	$ 577,640	$ 181,281
Supplemental cash flow information:		
Income taxes paid	$ 109,225	$ 164,470
Interest paid on debt outstanding	3,981	3,981

See accompanying notes to interim consolidated financial statements

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

Derivative financial instruments are used for risk management purposes. Their usage was expanded in 2006. The Company uses currency swaps and forwards, and total return swaps. These are held to mitigate foreign exchange and market risks. Interest rate futures and options are also now held for trading purposes.

Going forward, the Company is now applying hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG-13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

(iii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognised by financial markets are used to estimate such fair value.

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

(In thousands of dollars)

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1

	As at March 31, 2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 229,317	$ 229,317	$ -	$ -
Fixed income securities [(a)]				
Investment grade				
Government and government-guaranteed	1,913,151	1,913,844	10,776	10,083
Corporate	975,522	978,306	9,697	6,913
Asset-backed	268,146	267,036	665	1,775
Below investment grade	3,983	2,968	-	1,015
Total fixed income securities	3,160,802	3,162,154	21,138	19,786
Mortgage loans	69,267	71,443	2,176	-
Preferred shares				
Investment grade	1,264,306	1,314,887	58,259	7,678
Below investment grade	43,110	45,989	3,167	288
Total preferred shares	1,307,416	1,360,876	61,426	7,966
Common shares	1,531,930	1,683,289	170,739	19,380
Other investments	167,353	167,353	-	-
	$ 6,466,085	$ 6,674,432	$ 255,479	$ 47,132

Table 2.2

	As at December 31, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [(a)]				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements with a book value of $82,490 at March 31, 2006 (December 31, 2005 - $31,618) and a fair value of $81,827 at March 31, 2006 (December 31, 2005 - $30,081).

(in thousands of dollars)

2. Investments (continued)

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other *liabilities*.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at March 31, 2006		As at December 31, 2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 90,699	$ 97,092	$ 30,401	$ 34,180
Short positions	88,355	97,338	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At March 31, 2006, the book value of the collateral was $98,155 (December 31, 2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three months ended March 31, 2006 were $2,864 (nil for the three months ended March 31, 2005).

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company.

Table 3.1	As at March 31, 2006			As at December 31, 2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ -	$ 926	$ (926)	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	39	-	39	-	18	(18)
Currency forwards sold	-	83	(83)	86	-	86
Currency swaps	2,918	-	2,918	3,003	-	3,003
Equity linked derivative contracts						
Total return swaps	-	1,029	(1,029)	-	-	-
Held for trading purposes						
Interest rate contracts				-	-	-
Options purchased	833	-	833	-	-	-
Options written	-	655	(655)	-	-	-
	$ 3,790	$ 2,693	$ 1,097	$ 3,089	$ 18	$ 3,071

(in thousands of dollars)

3. Derivative financial instruments (continued)

Table 3.2 summarizes the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	As at March 31, 2006				As at December 31, 2005			
	One year or less	One year to five years	Over five years	Total	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes								
Where hedge accounting is applied								
Currency swaps	$ -	$ -	$ 51,391	$ 51,391	$ -	$ -	$ -	$ -
Where hedge accounting is not applied								
Foreign exchange contracts								
Currency forwards purchased	12,418	-	-	12,418	5,922	-	-	5,922
Currency forwards sold	26,512	-	-	26,512	28,605	-	-	28,605
Currency swaps	4,320	1,718	8,504	14,542	4,320	1,718	8,504	14,542
Equity linked derivative contracts								
Total return swaps	400,121	-	-	400,121	-	-	-	-
Held for trading purposes								
Interest rate contracts								
Options purchased	1,184,129	-	-	1,184,129	-	-	-	-
Options written	836,349	-	-	836,349	-	-	-	-
Futures bought	600,000	-	-	600,000	-	-	-	-
Futures sold	300,000	-	-	300,000	-	-	-	-
	$ 3,363,849	$ 1,718	$ 59,895	$ 3,425,462	$ 38,847	$ 1,718	$ 8,504	$ 49,069

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Table 4.1 presents unpaid claims and loss adjustment expenses.

Table 4.1	As at March 31, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 1,755,549	$ 40,511	$ 1,754,126	$ 42,401
Auto: personal accident	715,222	25,683	717,743	29,557
Auto: other	71,603	848	86,594	1,124
Property	485,634	117,600	504,521	136,948
Liability	756,517	117,766	754,257	119,636
Other	4,014	868	4,368	853
	$ 3,788,539	$ 303,276	$ 3,821,609	$ 330,519

(in thousands of dollars)

4. Policy liabilities (continued)

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	As at March 31, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 535,039	$ 611	$ 572,700	$ 647
Auto: personal accident	170,650	51	186,665	60
Auto: other	491,349	31	520,354	7
Property	673,383	3,153	730,386	3,680
Liability	151,649	5,386	158,876	3,238
Other	22,596	9,403	25,856	9,647
	$ 2,044,666	$ 18,635	$ 2,194,837	$ 17,279

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount. There was no premium deficiency at the consolidated balance sheet dates.

The Company estimates that the fair value of unpaid claims and loss adjustment expenses, as well as the fair value of unearned premiums, approximate their book values.

(in thousands of dollars)

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended March 31	
	2006	2005
Ceded premiums earned	$ 4,907	$ 12,609
Ceded claims and loss adjustment expenses	454	6,434
Loss before income taxes	$ 4,453	$ 6,175

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended March 31	
	2006	2005
Advisory fee income	$ 176	$ 2,341
Management and advisory expenses	4,388	4,240
Interest expense	1,991	1,991

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at March 31, 2006	As at December 31, 2005
Reinsurance receivable	$ (8,928)	$ (230)
Interest and other payables	664	2,968
	$ (8,264)	$ 2,738

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $64,701 as at March 31, 2006 ($63,386 as at December 31, 2005) and commission expense of $7,226 for the three months ended March 31, 2006 ($6,568 for the three months ended March 31, 2005).

(In thousands of dollars)

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1

	For the three months ended March 31	
	2006	2005
	%	%
Income tax expense calculated at statutory tax rates	34.5	34.2
Increase (decrease) in income tax rates resulting from:		
Non-taxable dividends	(3.6)	(3.4)
Non-deductible expenses	0.3	0.7
Non-taxable portion of capital gains	(0.6)	(0.9)
Other, net	0.1	0.1
Effective income tax rate	30.7	30.7

7. Employee future benefits

The Company recorded defined benefit pension expense of $61 for the three months ended March 31, 2006 (income of $726 for the three months ended March 31, 2005). For the defined contribution plans, the expense and the employer contributions were $319 for the three months ended March 31, 2006 ($585 for the three months ended March 31, 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $178 for the three months ended March 31, 2006 ($217 for the three months ended March 31, 2005).

8. Stock-based compensation

A Long-Term Incentive Plan was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at March 31, 2006, the estimate is 176,866 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The amount charged to compensation expense for this plan was $940 for the three months ended March 31, 2006 ($300 for the three months ended March 31, 2005). The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

(in thousands of dollars)

9. Segmented Information

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company brokerage operations including related long-term investments, the Company's investment management company and intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations as well as non-recurring items such as acquisitions whose effects are not allocated to any other segment.

Table 9.1	For the three months ended March 31 2006	2005
Revenue		
Net premiums earned		
Personal insurance	$ 654,267	$ 675,778
Commercial insurance	282,621	292,225
Investments	74,108	73,783
Total P&C insurance	1,010,996	1,041,786
Corporate and other	15,163	14,324
Realized investment and other gains	107,677	42,739
Total revenue	$ 1,133,836	$ 1,098,849
Income before income taxes		
Underwriting income		
Personal insurance	$ 39,986	$ 80,402
Commercial insurance	39,953	34,542
Investments	68,265	68,142
Total P&C insurance	148,204	183,086
Corporate and other	12,548	2,797
Realized investment and other gains	107,677	42,739
Total income before income taxes	$ 268,429	$ 228,622
	As at March 31, 2006	**December 31, 2005**
Assets		
P&C insurance [(a)]	$ 8,818,541	$ 9,066,267
Corporate and other [(b)]	963,786	860,268
Total assets	$ 9,782,327	$ 9,926,535
	For the three months ended March 31, 2006	**For the year ended December 31, 2005**
Increase of goodwill		
P&C insurance	$ -	$ -
Corporate and other	99	17,246
Total increase of goodwill	$ 99	$ 17,246

(a) Includes goodwill of $74,411 at March 31,2006 and December 31, 2005
(b) Includes goodwill of $34,050 at March 31,2006 ($33,951 at December 31, 2005)

(in thousands of dollars)

10. Subsequent event

Effective April 1st, 2006, the Company has acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. for an approximate cash consideration of $32,000. The net assets acquired mainly include intangible assets (customer lists and relationships) and goodwill.

11. Comparative figures

In 2005, the Company changed its definition of cash equivalents. As at March 31, 2005, such change resulted in a reclassification of $176,612 between cash equivalents and investments. Interim consolidated statements of cash flows for the three months ended March 31, 2005 was changed accordingly by a decrease of amortization of net premiums on fixed income securities of $1,387 and by an increase of proceeds from sale of investments and of purchase of investments respectively of $687,720 and $588,205.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

Form 52-109F2 - Certification of Interim Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark A. Tullis, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: August 10, 2006

/s/ Mark A. Tullis

Mark A. Tullis
Senior Vice-President and Chief Financial Officer

Interim consolidated financial statements (unaudited)

ING Canada Inc.

June 30, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at June 30 2006	As at December 31 2005
Assets		
Cash and cash equivalents	$ 185,612	$ 341,138
Investments (note 2)	7,029,939	6,720,965
Accrued investment income	44,567	50,100
Due from affiliated companies (note 5)	6,337	230
Premium and other receivables	1,625,105	1,518,511
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	281,661	330,519
Reinsurers' share of unearned premiums (note 4)	19,273	17,279
Deferred acquisition costs	388,678	381,992
Income taxes receivable	95,583	55,684
Other assets	184,861	182,119
Long-term investments	43,603	41,587
Future income tax assets	76,384	141,101
Intangible assets (note 7)	55,167	36,948
Goodwill (note 7)	128,903	108,362
	$ 10,165,673	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 771,352	$ 815,674
Due to affiliated companies (note 5)	2,654	2,968
Income taxes payable	40,954	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,755,101	3,821,609
Unearned premiums (note 4)	2,244,847	2,194,837
Unearned reinsurance commissions	4,266	4,129
Debt outstanding	127,000	127,000
	6,946,174	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	91,623	89,713
Retained earnings	1,944,030	1,619,054
	3,219,499	2,892,613
	$ 10,165,673	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended June 30		For the six months ended June 30	
	2006	**2005**	**2006**	**2005**
Direct premiums written	$ 1,176,136	$ 1,171,450	$ 1,988,649	$ 1,993,361
Net premiums written	$ 1,155,251	$ 1,118,401	$ 1,940,610	$ 1,895,829
Revenue				
Net premiums earned	$ 955,705	$ 955,834	$ 1,892,593	$ 1,923,837
Investment income	90,154	95,403	171,242	171,864
Net realized investment and other gains	34,785	46,757	142,462	89,496
Commission and advisory fees	15,910	14,342	24,093	25,988
	1,096,554	1,112,336	2,230,390	2,211,185
Expenses				
Claims and loss adjustment expenses	497,847	493,633	1,055,333	1,060,497
Commissions (note 5)	154,896	163,305	318,239	331,786
Premium taxes	33,201	33,656	65,268	67,487
General expenses	112,936	96,089	223,456	195,149
	798,880	786,683	1,662,296	1,654,919
Interest on debt outstanding	1,990	1,990	3,981	3,981
Income before income taxes	295,684	323,663	564,113	552,285
Income taxes (note 6)	89,744	100,049	172,271	170,182
Net income	$ 205,940	$ 223,614	$ 391,842	$ 382,103
Basic and diluted earnings per share	$ 1.54	$ 1.67	$ 2.93	$ 2.86
Basic and diluted average number of common shares (in thousands)	133,732	133,732	133,732	133,356

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Share capital				
Balance, beginning of period	$ 1,183,846	$ 1,183,846	$ 1,183,846	$ 1,052,290
Common shares issued	-	-	-	136,032
Share issuance costs, net of income taxes	-	-	-	(4,476)
Balance, end of period	1,183,846	1,183,846	1,183,846	1,183,846
Contributed surplus				
Balance, beginning of period	90,653	83,636	89,713	83,336
Stock-based compensation (note 9)	970	438	1,910	738
Balance, end of period	91,623	84,074	91,623	84,074
Retained earnings				
Balance, beginning of period	1,771,523	1,060,741	1,619,054	923,983
Net income	205,940	223,614	391,842	382,103
Dividends paid	(33,433)	(21,732)	(66,866)	(43,463)
Other	-	214	-	214
Balance, end of period	1,944,030	1,262,837	1,944,030	1,262,837
Total shareholders' equity	$ 3,219,499	$ 2,530,757	$ 3,219,499	$ 2,530,757

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
(in thousands of dollars)

	For the three months ended June 30		For the six months ended June 30	
	2006	**2005**	**2006**	**2005**
Operating activities				
Net income	$ 205,940	$ 223,614	$ 391,842	$ 382,103
Adjustments to determine cash provided by operating activities:				
Unearned premiums and unpaid claims and loss adjustment expenses, net	187,720	111,949	30,366	(42,021)
Net realized investment and other gains	(34,785)	(46,757)	(142,462)	(89,496)
Deferred acquisition costs, net	(32,326)	(31,776)	(6,549)	(1,290)
Future income taxes	38,182	(2,119)	58,633	22,574
Amortization	4,247	8,110	7,534	16,508
Other, net	231	(529)	116	(808)
Changes in other operating assets and liabilities	(137,144)	139,036	(208,556)	(11,807)
Cash provided by operating activities	232,065	401,528	130,924	275,763
Investing activities				
Proceeds from sale of investments (note 11)	3,390,008	2,736,030	9,708,241	5,708,321
Purchase of investments (note 11)	(3,934,160)	(3,141,559)	(9,893,282)	(5,861,926)
Purchase of brokerages and books of business, net	(35,054)	(11,830)	(35,200)	(12,370)
Proceeds from sale and leaseback of property	-	-	29,803	-
Purchase of property and equipment and other, net	(11,454)	(14,148)	(29,146)	(19,228)
Cash used in investing activities	(590,660)	(431,507)	(219,584)	(185,203)
Financing activities				
Dividends paid	(33,433)	(21,732)	(66,866)	(43,463)
Proceeds from capital issuance	-	-	-	136,032
Debt repayment	-	-	-	(129,230)
Share issuance costs	-	-	-	(6,802)
Cash used in financing activities	(33,433)	(21,732)	(66,866)	(43,463)
Net (decrease) increase in cash and cash equivalents	(392,028)	(51,711)	(155,526)	47,097
Cash and cash equivalents, beginning of period	577,640	181,281	341,138	82,473
Cash and cash equivalents, end of period	$ 185,612	$ 129,570	$ 185,612	$ 129,570
Supplemental cash flow information:				
Income taxes paid	$ 71,127	$ 85,617	$ 180,352	$ 250,087
Interest paid on debt outstanding	-	-	3,981	3,981

See accompanying notes to interim consolidated financial statements

1. Basis of presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

The usage of derivative financial instruments was expanded in 2006. Derivative financial instruments are used for risk management purposes and for trading purposes. The Company uses currency swaps and forwards, and total return swaps to mitigate foreign exchange and market risks. Interest rate futures, options and swaps, and total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

Where hedge accounting is used, the following applies:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

When hedge accounting cannot be used, derivative financial instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arise.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(in thousands of dollars)

1. Basis of presentation (continued)

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1	As at June 30, 2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 769,232	$ 769,232	$ -	$ -
Fixed income securities [a]				
Investment grade				
Government and government-guaranteed	1,782,173	1,760,905	2,992	24,260
Corporate	1,061,647	1,046,068	3,596	19,175
Asset-backed	266,602	262,277	328	4,653
Below investment grade	3,771	2,682	-	1,089
Total fixed income securities	3,114,193	3,071,932	6,916	49,177
Mortgage loans	68,154	69,636	1,482	-
Preferred shares				
Investment grade	1,310,923	1,338,557	40,964	13,330
Below investment grade	33,109	34,689	2,120	540
Total preferred shares	1,344,032	1,373,246	43,084	13,870
Common shares	1,565,342	1,610,537	104,055	58,860
Other investments	168,986	168,986	-	-
	$ 7,029,939	$ 7,063,569	$ 155,537	$ 121,907

(in thousands of dollars)

2. Investments (continued)

Table 2.2	As at December 31, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [(a)]				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements with a book value of $97,818 at June 30, 2006 (December 31, 2005 - $31,618) and a fair value of $94,406 at June 30, 2006 (December 31, 2005 - $30,081).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at June 30, 2006		As at December 31, 2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 73,622	$ 74,307	$ 30,401	$ 34,180
Short positions	72,318	73,914	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At June 30, 2006, the book value of the collateral was $74,201 (December 31, 2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three and six month periods ended June 30, 2006 were $6,745 and $9,609, respectively ($62 and $62, respectively, in 2005).

(in thousands of dollars)

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company.

Table 3.1	As at June 30, 2006			As at December 31, 2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ 1,434	$ -	$ 1,434	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	45	4	41	-	18	(18)
Currency forwards sold	-	124	(124)	86	-	86
Currency swaps	2,337	-	2,337	3,003	-	3,003
Total return swaps	111	2,085	(1,974)	-	-	-
Held for trading purposes						
Interest rate contracts						
Options purchased	985	-	985	-	-	-
Options written	-	694	(694)	-	-	-
Swaps	173	830	(657)	-	-	-
Total return swaps	5	-	5	-	-	-
	$ 5,090	$ 3,737	$ 1,353	$ 3,089	$ 18	$ 3,071

Table 3.2 summarizes the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	As at June 30, 2006				As at December 31, 2005			
	One year or less	One year to five years	Over five years	Total	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes								
Where hedge accounting is applied								
Currency swaps	$ -	$ -	$ 51,391	$ 51,391	$ -	$ -	$ -	$ -
Where hedge accounting is not applied								
Foreign exchange contracts								
Currency forwards purchased	11,586	-	-	11,586	5,922	-	-	5,922
Currency forwards sold	23,511	-	-	23,511	28,605	-	-	28,605
Currency swaps	4,320	1,504	4,238	10,062	4,320	1,718	8,504	14,542
Total return swaps	382,678	-	-	382,678	-	-	-	-
Held for trading purposes								
Interest rate contracts								
Options purchased	2,376,911	-	-	2,376,911	-	-	-	-
Options written	2,257,162	-	-	2,257,162	-	-	-	-
Swaps	55,815	75,000	-	130,815	-	-	-	-
Futures bought	919,702	-	-	919,702	-	-	-	-
Futures sold	564,871	-	-	564,871	-	-	-	-
Total return swaps	-	27,908	-	27,908	-	-	-	-
	$ 6,596,556	$ 104,412	$ 55,629	$ 6,756,597	$ 38,847	$ 1,718	$ 8,504	$ 49,069

(in thousands of dollars)

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Table 4.1 presents unpaid claims and loss adjustment expenses.

Table 4.1	As at June 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 1,747,407	$ 36,985	$ 1,754,126	$ 42,401
Auto: personal accident	723,713	23,992	717,743	29,557
Auto: other	78,229	333	86,594	1,124
Property	450,354	102,824	504,521	136,948
Liability	751,688	116,426	754,257	119,636
Other	3,710	1,101	4,368	853
	$ 3,755,101	$ 281,661	$ 3,821,609	$ 330,519

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	As at June 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 600,637	$ 690	$ 572,700	$ 647
Auto: personal accident	189,200	68	186,665	60
Auto: other	544,438	18	520,354	7
Property	729,279	3,697	730,386	3,680
Liability	158,920	5,093	158,876	3,238
Other	22,373	9,707	25,856	9,647
	$ 2,244,847	$ 19,273	$ 2,194,837	$ 17,279

(in thousands of dollars)

4. Policy liabilities (continued)

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount.

There was no premium deficiency at the consolidated balance sheet dates.

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received as established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Ceded premiums earned	$ 3,211	$ 12,099	$ 8,118	$ 24,708
Ceded claims and loss adjustment expenses	2,336	17,958	2,790	24,392
Loss (income) before income taxes	$ 875	$ (5,859)	$ 5,328	$ 316

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
Advisory fee income	$ 183	$ 2,487	$ 358	$ 4,828
Management and advisory expenses	4,365	4,547	8,753	8,930
Interest expense	1,990	1,990	3,981	3,981

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at June 30, 2006	As at December 31, 2005
Reinsurance receivable	$ 6,337	$ 230
Interest and other payables	2,654	2,968
	$ 3,683	$ (2,738)

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $63,513 as at June 30, 2006 ($63,386 as at December 31, 2005) and commission expense of $9,396 and $16,622 for the three and six month periods ended June 30, 2006, respectively ($8,450 and $15,018, respectively, in 2005).

(in thousands of dollars)

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	For the three months ended June 30		For the six months ended June 30	
	2006	2005	2006	2005
	%	%	%	%
Income tax expense calculated at statutory tax rates	34.5	34.5	34.5	34.5
Increase (decrease) in income tax rates resulting from:				
Non-taxable dividends	(3.5)	(2.8)	(3.6)	(3.1)
Non-deductible expenses	0.2	-	0.3	0.3
Non-taxable portion of capital gains	(0.3)	(0.2)	(0.5)	(0.5)
Other (net)	(0.5)	(0.6)	(0.2)	(0.4)
Effective income tax rate	30.4	30.9	30.5	30.8

7. Acquisitions and divestitures

On April 1, 2006, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB), an enterprise operating in the corporate and other segment, for an approximate cash consideration of $32,686. The results of GPIB for the three months ended June 30, 2006 have been included in the Company's interim consolidated statements of income for the three and six month periods ended June 30, 2006. The purchase price has been allocated substantially to intangible assets (customer relationships), future income tax liabilities and goodwill for amounts of $18,320, $6,007 and $20,288, respectively.

As a result of other acquisitions and divestitures made by subsidiaries of the Company during the first six months of 2006 and amounting to a net cash consideration of $2,514, intangible assets (customer relationships and contracts) and goodwill have increased by $2,369 and $253, respectively.

8. Employee future benefits

The Company recorded defined benefit pension expense of $59 and $120 for the three and six month periods ended June 30, 2006, respectively, (income of $582 and $1,308, respectively, in 2005). For the defined contribution plans, the expense and the employer contributions were $412 and $731 for the three and six month periods ended June 30, 2006, respectively ($361 and $946, respectively, in 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $176 and $354 for the three and six month periods ended June 30, 2006, respectively ($214 and $431, respectively, in 2005).

(In thousands of dollars)

9. Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in restricted common shares. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at June 30, 2006, the estimate is 181,574 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 363,700 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents.

At the time of the payout, the Company intends to purchase shares in the market in an amount equal to the number of vested shares.

The amount charged to compensation expense for this plan was $970 and $1,910 for the three and six month periods ended June 30, 2006, respectively ($456 and $773, respectively, in 2005). The expense is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target.

Effective July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The shares are bought on the market by an independent broker on the last business day of each month and are held by a custodian on behalf of the employees. The shares bought with the Company's contributions are subject to certain restrictions for a period of twelve months.

10. Segmented information

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company brokerage operations including related long-term investments, the Company's investment management company and intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations as well as non-recurring items such as acquisitions whose effects are not allocated to any other segment.

(in thousands of dollars)

10. Segmented information (continued)

Table 10.1 presents figures per segment.

	For the three months ended June 30		For the six months ended June 30	
Table 10.1	**2006**	**2005**	**2006**	**2005**
Revenue				
Net premiums earned				
Personal insurance	$ 670,926	$ 665,424	$ 1,325,193	$ 1,341,202
Commercial insurance	284,779	290,410	567,400	582,635
Investments	80,766	90,850	154,874	164,633
Total P&C insurance	1,036,471	1,046,684	2,047,467	2,088,470
Corporate and other	25,298	18,895	40,461	33,219
Realized investment and other gains	34,785	46,757	142,462	89,496
Total revenue	$ 1,096,554	$ 1,112,336	$ 2,230,390	$ 2,211,185
Income before income taxes				
Underwriting income				
Personal insurance	$ 101,443	$ 114,902	$ 141,429	$ 195,304
Commercial insurance	64,203	64,896	104,156	99,438
Investments	74,923	85,210	143,188	153,352
Total P&C insurance	240,569	265,008	388,773	448,094
Corporate and other	20,330	11,898	32,878	14,695
Realized investment and other gains	34,785	46,757	142,462	89,496
Total income before income taxes	$ 295,684	$ 323,663	$ 564,113	$ 552,285

	As at	
	June 30, 2006	**December 31, 2005**
Assets		
P&C insurance [(a)]	$ 9,051,245	$ 9,066,267
Corporate and other [(b)]	1,114,428	860,268
Total assets	$ 10,165,673	$ 9,926,535

	For the three months ended June 30, 2006	For the six months ended June 30, 2006	For the year ended December 31, 2005
Increase of goodwill			
P&C insurance	$ -	$ -	$ -
Corporate and other	20,442	20,541	17,246
Total increase of goodwill	$ 20,442	$ 20,541	$ 17,246

(a) Includes goodwill of $74,411 at June 30, 2006 and December 31, 2005
(b) Includes goodwill of $54,492 at June 30, 2006 ($33,951 at December 31, 2005)

(in thousands of dollars)

11. Comparative figures

In 2005, the Company changed its definition of cash equivalents. As at June 30, 2005, such change resulted in a reclassification of $262,404 between cash equivalents and investments. Interim consolidated statements of cash flows for the three and six month periods ended June 30, 2005 were changed accordingly by a decrease of amortization of net premiums on fixed income securities of $1,347 and $2,734, respectively, and by an increase of proceeds from sale of investments and of purchase of investments respectively of $684,964 and $769,409 for the three months ended June 30, 2005 and of $1,372,684 and $1,357,614 for the six months ended June 30, 2005.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

Form 52-109F2 - Certification of Interim Filings

I, Claude Dussault, President and Chief Executive Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

/s/ Claude Dussault

Claude Dussault
President and Chief Executive Officer

Form 52-109F2 - Certification of Interim Filings

I, Mark A. Tullis, Senior Vice-President and Chief Financial Officer of ING Canada Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of ING Canada Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 9, 2006

/s/ Mark A. Tullis

Mark A. Tullis
Senior Vice-President and Chief Financial Officer

RECEIVED
2007 JAN -3 A 7:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Interim consolidated financial statements (unaudited)

ING Canada Inc.

September 30, 2006

ING Canada Inc.

CONSOLIDATED BALANCE SHEETS (unaudited)
(in thousands of dollars)

	As at	
	September 30 2006	**December 31 2005**
Assets		
Cash and cash equivalents	$ 12,806	$ 341,138
Investments (note 2)	7,263,812	6,720,965
Accrued investment income	49,643	50,100
Due from affiliated companies (note 5)	6,456	230
Premium and other receivables	1,648,727	1,518,511
Reinsurers' share of unpaid claims and loss adjustment expenses (note 4)	274,054	330,519
Reinsurers' share of unearned premiums (note 4)	18,349	17,279
Deferred acquisition costs	399,721	381,992
Income taxes receivable	81,419	55,684
Other assets	197,517	182,119
Long-term investments	44,265	41,587
Future income tax assets	85,904	141,101
Intangible assets (note 7)	59,728	36,948
Goodwill (note 7)	138,472	108,362
	$ 10,280,873	$ 9,926,535
Liabilities		
Payables and other liabilities	$ 801,054	$ 815,674
Due to affiliated companies (note 5)	-	2,968
Income taxes payable	34,247	67,705
Unpaid claims and loss adjustment expenses (note 4)	3,793,918	3,821,609
Unearned premiums (note 4)	2,303,173	2,194,837
Unearned reinsurance commissions	4,452	4,129
Debt outstanding	-	127,000
	6,936,844	7,033,922
Shareholders' equity		
133,732,000 common shares and 1 Special Share	1,183,846	1,183,846
Contributed surplus	92,751	89,713
Retained earnings	2,067,432	1,619,054
	3,344,029	2,892,613
	$ 10,280,873	$ 9,926,535

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF INCOME (unaudited)
(in thousands of dollars except for per share amounts)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Direct premiums written	$ 1,038,132	$ 1,006,522	$ 3,026,781	$ 2,999,883
Net premiums written	$ 1,013,701	$ 983,753	$ 2,954,311	$ 2,879,582
Revenue				
Net premiums earned	$ 954,453	$ 955,021	$ 2,847,046	$ 2,878,858
Investment income	86,391	88,103	257,633	259,967
Net realized investment and other gains	35,757	66,811	178,219	156,307
Commissions and advisory fees	3,641	13,399	27,734	39,387
	1,080,242	1,123,334	3,310,632	3,334,519
Expenses				
Claims and loss adjustment expenses	576,521	561,965	1,631,854	1,622,462
Commissions (note 5)	139,200	156,418	457,439	488,204
Premium taxes	33,894	33,474	99,162	100,961
General expenses	110,580	100,123	334,036	295,272
	860,195	851,980	2,522,491	2,506,899
Interest on debt outstanding	1,328	1,991	5,309	5,972
Income before income taxes	218,719	269,363	782,832	821,648
Income taxes (note 6)	61,884	66,565	234,155	236,747
Net income	$ 156,835	$ 202,798	$ 548,677	$ 584,901
Basic and diluted earnings per share	$ 1.17	$ 1.52	$ 4.10	$ 4.38
Basic and diluted average number of common shares (in thousands)	133,732	133,732	133,732	133,483

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (unaudited)
(in thousands of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2006	**2005**	**2006**	**2005**
Share capital				
Balance, beginning of period	$ 1,183,846	$ 1,183,846	$ 1,183,846	$ 1,052,290
Common shares issued	-	-	-	136,032
Share issuance costs, net of income taxes	-	-	-	(4,476)
Balance, end of period	1,183,846	1,183,846	1,183,846	1,183,846
Contributed surplus				
Balance, beginning of period	91,623	84,074	89,713	83,336
Stock-based compensation (note 9)	1,128	369	3,038	1,107
Balance, end of period	92,751	84,443	92,751	84,443
Retained earnings				
Balance, beginning of period	1,944,030	1,262,837	1,619,054	923,983
Net income	156,835	202,798	548,677	584,901
Dividends paid	(33,433)	(21,731)	(100,299)	(65,194)
Other	-	-	-	214
Balance, end of period	2,067,432	1,443,904	2,067,432	1,443,904
Total shareholders' equity	$ 3,344,029	$ 2,712,193	$ 3,344,029	$ 2,712,193

See accompanying notes to interim consolidated financial statements

ING Canada Inc.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in thousands of dollars)

	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Operating activities				
Net income	$ 156,835	$ 202,798	$ 548,677	$ 584,901
Adjustments to determine cash provided by operating activities:				
Unearned premiums and unpaid claims and loss adjustment expenses, net	105,674	44,288	136,040	2,267
Net realized investment and other gains	(35,757)	(66,811)	(178,219)	(156,307)
Deferred acquisition costs, net	(10,857)	(6,647)	(17,406)	(7,937)
Future income taxes	(10,863)	(4,811)	47,770	17,763
Amortization	369	9,967	7,903	26,475
Increase (decrease) in loan provision	92	(4,500)	146	(4,500)
Other, net	814	(135)	876	(943)
Changes in other operating assets and liabilities	(10,263)	1,265	(218,819)	(10,542)
Cash provided by operating activities	196,044	175,414	326,968	451,177
Investing activities				
Proceeds from sale of investments (note 11)	4,283,491	2,743,505	13,991,732	8,451,826
Purchase of investments (note 11)	(4,460,971)	(2,574,138)	(14,354,253)	(8,436,064)
Purchase of brokerages and books of business, net	(14,477)	(21)	(49,677)	(12,391)
Proceeds from sale and leaseback of properties	174	-	29,977	-
Purchase of property and equipment and other, net	(16,634)	(7,986)	(45,780)	(27,214)
Cash (used in) provided by investing activities	(208,417)	161,360	(428,001)	(23,843)
Financing activities				
Dividends paid	(33,433)	(21,731)	(100,299)	(65,194)
Proceeds from capital issuance	-	-	-	136,032
Debt repayment	(127,000)	-	(127,000)	(129,230)
Share issuance costs	-	-	-	(6,802)
Cash used in financing activities	(160,433)	(21,731)	(227,299)	(65,194)
Net (decrease) increase in cash and cash equivalents	(172,806)	315,043	(328,332)	362,140
Cash and cash equivalents, beginning of period	185,612	129,570	341,138	82,473
Cash and cash equivalents, end of period	$ 12,806	$ 444,613	$ 12,806	$ 444,613
Supplemental cash flow information:				
Income taxes paid	$ 65,316	$ 67,534	$ 245,668	$ 317,620
Interest paid on debt outstanding	3,982	3,982	7,963	7,963

See accompanying notes to interim consolidated financial statements

1. **Basis of presentation**

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not include all the information required for complete financial statements. Except as described below, these interim consolidated financial statements use the same accounting policies as were used for the Company's consolidated financial statements for the year ended December 31, 2005 and should be read in conjunction with the Company's annual consolidated financial statements for the year then ended.

Accounting policy for derivative financial instruments

The usage of derivative financial instruments was expanded in 2006. Derivative financial instruments are used for risk management (non-trading) purposes and for trading purposes. Currency swaps and forwards, and total return swaps are held for non-trading purposes to mitigate foreign exchange and market risks. Interest rate futures, options and swaps and total return swaps are held for trading purposes.

The Company applies hedge accounting, for certain new hedging instruments, when requirements of the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline AcG–13 "Hedging Relationship" are met.

For derivative financial instruments held for non-trading purposes where hedge accounting is applied, the accounting policy is as follows:

(i) The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking its hedge transactions. The Company also formally assesses, both at inception and on an ongoing basis, whether the derivative financial instruments that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

(ii) Hedge accounting is discontinued prospectively when the derivative financial instrument no longer qualifies as an effective hedge or the derivative is terminated or sold. The fair value of the derivative financial instrument is then accounted for and the related gain or loss is deferred to be included in the consolidated statements of income during the periods in which the hedged item affects earnings. Should the hedged item cease to exist, the gains or losses deferred until then are immediately charged to income.

(iii) Currency swaps are used to manage exchange risk related to certain investments in U.S. dollars. These derivative financial instruments are recognized at cost and foreign exchange gains and losses related to the hedged items are not recognized until they are settled.

For derivative financial instruments held for non-trading purposes where hedge accounting is not applied and for derivative financial instruments held for trading purposes, the instruments are recognized at their fair value, with changes in the fair value reflected in the consolidated statements of income during the period in which they arrive.

The fair value of derivative financial instruments is based on the quoted market value at the balance sheet closing date. In the absence of this information for a given instrument, different valuation models recognized by financial markets are used to estimate such fair value.

(in thousands of dollars)

1. Basis of presentation (continued)

Use of estimates

The preparation of interim financial statements in accordance with Canadian GAAP requires management to make assumptions and estimates that affect the reported amounts of assets and liabilities at the dates of these interim consolidated financial statements, the reported amounts of revenue and expenses for the periods, as well as the disclosure of contingent assets and liabilities. These estimates are subject to uncertainty. Changes in estimates are recorded in the accounting period in which these changes are determined.

2. Investments

Tables 2.1 and 2.2 reflect the Company's investments. Fixed income securities and preferred shares are classified by investment grade and type of issuer.

Table 2.1

	As at September 30, 2006			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 763,477	$ 763,477	$ -	$ -
Fixed income securities [a]				
Investment grade				
Government and government-guaranteed	2,000,896	2,026,316	26,324	904
Corporate	952,662	965,561	15,690	2,791
Asset-backed	303,293	303,336	1,185	1,142
Below investment grade	3,771	2,686	-	1,085
Total fixed income securities	3,260,622	3,297,899	43,199	5,922
Mortgage loans	60,261	62,282	2,021	-
Preferred shares				
Investment grade	1,362,444	1,405,695	53,416	10,165
Below investment grade	33,109	33,570	1,808	1,347
Total preferred shares	1,395,553	1,439,265	55,224	11,512
Common shares	1,612,166	1,664,736	117,982	65,412
Other investments	171,733	171,733	-	-
	$ 7,263,812	$ 7,399,392	$ 218,426	$ 82,846

(in thousands of dollars)

2. Investments (continued)

Table 2.2	As at December 31, 2005			
	Book value	Fair value	Gross unrealized gains	Gross unrealized losses
Short-term notes	$ 440,435	$ 440,435	$ -	$ -
Fixed income securities [a]				
Investment grade				
Government and government-guaranteed	2,043,548	2,091,519	52,545	4,574
Corporate	1,147,059	1,173,535	29,565	3,089
Asset-backed	326,174	327,780	2,910	1,304
Below investment grade	3,983	2,950	-	1,033
Total fixed income securities	3,520,764	3,595,784	85,020	10,000
Mortgage loans	70,347	73,108	2,761	-
Preferred shares				
Investment grade	1,245,117	1,304,977	65,306	5,446
Below investment grade	12,149	14,905	2,796	40
Total preferred shares	1,257,266	1,319,882	68,102	5,486
Common shares	1,266,550	1,430,440	183,641	19,751
Other investments	165,603	165,603	-	-
	$ 6,720,965	$ 7,025,252	$ 339,524	$ 35,237

(a) Fixed income securities include private placements with a book value of $97,090 at September 30, 2006 (December 31, 2005 - $31,618) and a fair value of $94,527 at September 30, 2006 (December 31, 2005 - $30,081).

The Company has investments in certain common shares and income trust units pursuant to a market neutral strategy. The objective of this strategy, which consists of having both long and short equity positions, is to maximize the value added from active management. Long and short positions are accounted for at cost. Long positions are included in "investments". Short positions are presented as other liabilities.

Table 2.3 summarizes the Company's long and short positions pursuant to the market neutral strategy.

Table 2.3	As at September 30, 2006		As at December 31, 2005	
	Book value	Fair value	Book value	Fair value
Long positions	$ 74,157	$ 72,222	$ 30,401	$ 34,180
Short positions	73,245	71,968	30,233	34,220

The Company provides collateral for securities borrowed and delivered pursuant to the sale of short securities. At September 30, 2006, the book value of the collateral was $68,837 (December 31, 2005 - $32,041).

To assess impairment, management reviews available current information for investments with fair values below their book values to ascertain whether the book values are expected to be recovered. The impairment losses recorded for the three and nine month periods ended September 30, 2006 were $3,848 and $13,457, respectively ($6,049 and $6,111, respectively, in 2005).

(in thousands of dollars)

3. Derivative financial instruments

Table 3.1 summarizes the fair value of the derivative financial instruments used by the Company.

Table 3.1	As at September 30, 2006			As at December 31, 2005		
	Positive fair value	Negative fair value	Net	Positive fair value	Negative fair value	Net
Held for non-trading purposes						
Where hedge accounting is applied						
Currency swaps	$ 1,424	$ -	$ 1,424	$ -	$ -	$ -
Where hedge accounting is not applied						
Foreign exchange contracts						
Currency forwards purchased	15	-	15	-	18	(18)
Currency forwards sold	-	33	(33)	86	-	86
Currency swaps	2,297	-	2,297	3,003	-	3,003
Total return swaps	967	64	903	-	-	-
Held for trading purposes						
Interest rate contracts						
Options purchased	267	-	267	-	-	-
Options written	-	85	(85)	-	-	-
Swaps	117	168	(51)	-	-	-
Total return swaps	10	-	10	-	-	-
	$ 5,097	$ 350	$ 4,747	$ 3,089	$ 18	$ 3,071

Tables 3.2 and 3.3 summarize the notional amount of the derivative financial instruments used by the Company by term of maturity.

Table 3.2	As at September 30, 2006			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ -	$ -	$ 51,391	$ 51,391
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	10,807	-	-	10,807
Currency forwards sold	24,256	-	-	24,256
Currency swaps	4,320	1,504	3,771	9,595
Total return swaps	406,449	-	-	406,449
Held for trading purposes				
Interest rate contracts				
Options purchased	60,993	-	-	60,993
Options written	22,766	-	-	22,766
Swaps	55,900	525,788	-	581,688
Futures bought	274,532	-	-	274,532
Futures sold	130,783	-	-	130,783
Total return swaps	-	27,950	-	27,950
	$ 990,806	$ 555,242	$ 55,162	$ 1,601,210

(in thousands of dollars)

3. Derivative financial instruments (continued)

Table 3.3	As at December 31, 2005			
	One year or less	One year to five years	Over five years	Total
Held for non-trading purposes				
Where hedge accounting is applied				
Currency swaps	$ -	$ -	$ -	$ -
Where hedge accounting is not applied				
Foreign exchange contracts				
Currency forwards purchased	5,922	-	-	5,922
Currency forwards sold	28,605	-	-	28,605
Currency swaps	4,320	1,718	8,504	14,542
Total return swaps	-	-	-	-
Held for trading purposes				
Interest rate contracts				
Options purchased	-	-	-	-
Options written	-	-	-	-
Swaps	-	-	-	-
Futures bought	-	-	-	-
Futures sold	-	-	-	-
Total return swaps	-	-	-	-
	$ 38,847	$ 1,718	$ 8,504	$ 49,069

4. Policy liabilities

Policy liabilities are established to reflect the estimate of the full amount of all liabilities associated with the insurance policies at the consolidated balance sheet dates, including claims incurred but not reported. The ultimate cost of these liabilities will vary from the best estimate made for a variety of reasons, including additional information with respect to the facts and circumstances of the claims incurred.

Table 4.1 presents unpaid claims and loss adjustment expenses.

Table 4.1	As at September 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 1,741,741	$ 33,446	$ 1,754,126	$ 42,401
Auto: personal accident	723,164	24,734	717,743	29,557
Auto: other	83,941	238	86,594	1,124
Property	489,090	99,314	504,521	136,948
Liability	750,047	115,424	754,257	119,636
Other	5,935	898	4,368	853
	$ 3,793,918	$ 274,054	$ 3,821,609	$ 330,519

Unpaid claims and loss adjustment expenses are first determined on a case-by-case basis as claims are reported and then reassessed as additional information becomes known. Included in unpaid claims and loss adjustment expenses is a provision to account for the future development of these claims including claims incurred but not reported, as well as a provision for adverse deviations, as required by accepted actuarial practice in Canada. Unpaid claims and loss adjustment expenses are discounted to take into account the time value of money.

(in thousands of dollars)

4. Policy liabilities (continued)

In estimating unpaid claims and loss adjustment expenses, standard actuarial techniques are used. These techniques are based on historical loss development factors and payment patterns. They require the use of assumptions such as loss and payment development factors, future rates of claims frequency and severity, inflation, reinsurance recoveries, expenses, changes in the legal environment, changes in the regulatory environment and other matters, taking into consideration the circumstances of the Company and the nature of the insurance policies.

Table 4.2 presents the unearned premiums.

Table 4.2	As at September 30, 2006		As at December 31, 2005	
	Direct	Ceded	Direct	Ceded
Auto: liability	$ 612,959	$ 687	$ 572,700	$ 647
Auto: personal accident	199,792	68	186,665	60
Auto: other	557,390	24	520,354	7
Property	756,510	3,482	730,386	3,680
Liability	153,203	4,095	158,876	3,238
Other	23,319	9,993	25,856	9,647
	$ 2,303,173	$ 18,349	$ 2,194,837	$ 17,279

Unearned premiums are calculated on a pro rata basis from the unexpired portion of the premiums written. The unearned premiums estimate is validated through standard actuarial techniques to ensure that these premiums are sufficient to cover the estimated future costs of servicing these policies and related claims. In estimating these costs, the Company uses discounting techniques to take into account the time value of money and a provision for adverse deviations is added to the discounted amount.

There was no premium deficiency at the consolidated balance sheet dates.

5. Related party transactions

The Company enters into transactions with the controlling shareholder, ING Groep, and entities that are subject to common control or management. These transactions consist of reinsurance, management and advisory expenses, financing charges, as well as advisory fee income. These transactions are carried out in the normal course of operations. Accordingly, they are measured at the amount of consideration paid or received as established and agreed to by the related parties and are settled on a regular basis.

Table 5.1 summarizes the impact of reinsurance ceded to entities that are subject to common control or management on the interim consolidated statements of income.

Table 5.1	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Ceded premiums earned	$ 4,997	$ 12,222	$ 13,115	$ 36,930
Ceded claims and loss adjustment expenses	4,119	47,446	6,909	71,838
Loss (income) before income taxes	$ 878	$ (35,224)	$ 6,206	$ (34,908)

(in thousands of dollars)

5. Related party transactions (continued)

Table 5.2 summarizes the other types of transactions with entities that are subject to common control or management.

Table 5.2	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Advisory fee income	$ 182	$ 994	$ 540	$ 5,822
Management and advisory expenses	4,416	4,348	13,169	13,277
Interest expense	1,328	1,991	5,309	5,972

Table 5.3 summarizes the Company's balances with entities that are subject to common control or management.

Table 5.3	As at September 30, 2006	As at December 31, 2005
Reinsurance receivable	$ 6,456	$ 230
Interest and other payables	-	2,968
	$ 6,456	$ (2,738)

The Company enters into transactions with investees presented as long-term investments. Significant balances and transactions with these investees consist of loans, which are classified as investments, of $61,200 as at September 30, 2006 ($63,386 as at December 31, 2005) and commission expense of $6,873 and $23,495 for the three and nine month periods ended September 30, 2006, respectively ($5,558 and $20,576, respectively, in 2005).

6. Income taxes

Table 6.1 explains the difference, expressed in percentage terms, between the income tax expense and the amount that would have been computed if the federal and provincial statutory tax rates had been applied to income before income taxes:

Table 6.1	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
	%	%	%	%
Income tax expense calculated at statutory tax rates	34.5	34.5	34.5	34.5
Increase (decrease) in income tax rates resulting from:				
Non-taxable dividend income	(4.8)	(3.8)	(3.9)	(3.3)
Non-deductible expenses	0.3	0.4	0.3	0.4
Tax-asset recovery not previously recorded	-	(3.6)	-	(1.5)
Non-taxable portion of capital gains	(0.4)	(2.9)	(0.4)	(1.3)
Other (net)	(1.3)	0.1	(0.6)	-
Effective income tax rate	28.3	24.7	29.9	28.8

(in thousands of dollars)

7. Acquisitions and divestitures

On April 1, 2006, the Company acquired 100% of the outstanding shares of Grey Power Insurance Brokers Inc. (GPIB), an enterprise operating in the corporate and other segment, for an approximate cash consideration of $32,686. The results of GPIB, since the acquisition date, have been included in the Company's interim consolidated statements of income for the three and nine month periods ended September 30, 2006. The purchase price has been allocated substantially to intangible assets (customer relationships), future income tax liabilities and goodwill for amounts of $18,320, $6,007 and $20,288, respectively.

As a result of other acquisitions and divestitures made by subsidiaries of the Company during the first nine months of 2006 and amounting to a net cash consideration of $16,991, intangible assets (customer relationships and contracts) and goodwill have increased by $8,682 and $9,822, respectively.

8. Employee future benefits

The Company recorded defined benefit pension expense of $59 and $179 for the three and nine month periods ended September 30, 2006, respectively (income of $751 and $2,059, respectively, in 2005). For the defined contribution plans, the expense and the employer contributions were $472 and $1,203 for the three and nine month periods ended September 30, 2006, respectively ($534 and $1,480, respectively, in 2005).

For other retirement plans offering life insurance and health benefits to retirees, which are closed to active employees, the Company recorded an expense of $179 and $533 for the three and nine month periods ended September 30, 2006, respectively ($218 and $649, respectively, in 2005).

9. Stock-based compensation

A long-term incentive plan (LTIP) was implemented for certain employees commencing 2005. Under this plan, these employees are awarded performance units as a portion of their compensation. Each award vests and pays out at the end of a three-year performance cycle. The actual award varies based on a performance target by comparing the Company's three-year average return on equity relative to that of the Canadian property and casualty insurance industry. The actual award may only be in common shares restricted for transfer. Accordingly, this type of compensation is recognized as an expense with a corresponding increase to contributed surplus. The Company re-estimates the number of performance units that are expected to vest at each reporting period. As at September 30, 2006, the estimate is 199,731 units for the 2006-2008 performance cycle with a per unit fair value at grant date of 36 dollars and 79 cents and 347,030 units for the 2005-2007 performance cycle with a per unit fair value at grant date of 26 dollars and 30 cents. At the time of the payout, the Company intends to purchase common shares in the market in an amount equal to the number of vested units.

Since July 1, 2006, employees who are not eligible for the LTIP are entitled to make contributions in accordance with a voluntary employee share purchase plan (ESPP). Under the ESPP, eligible employees can contribute up to 10% of their base earnings through payroll deduction. As an incentive for participation in the plan, the Company will contribute an amount corresponding to 50% of the employee contribution. The common shares are bought on the market by an independent broker each month and are held by a custodian on behalf of the employees. The common shares bought with the Company's contributions vest upon continued employment for a period of twelve months. During the quarter, 32,208 common shares were purchased by the independent broker on behalf of the employees under the ESPP. From those shares, 10,718 are unvested on September 30, 2006.

9. Stock-based compensation (continued)

The amount charged to compensation expense for these plans was $1,378 and $3,038 for the three and nine month periods ended September 30, 2006, respectively ($386 and $1,159, respectively, in 2005). The expense for the LTIP is based on the fair value of the awards at the dates of the grants and represents management's estimate of the payout by reference to the achievement of an expected performance target. The Company's contributions under the ESPP are accrued when payable and are expensed over the vesting period of the unvested common shares.

10. Segmented information

The Company's core business activity is property and casualty ("P&C") insurance. P&C operations include two manufacturing segments and the investment segment. The manufacturing segments are personal lines and commercial lines. Classes in the personal lines segment include automobile and property. Classes in the commercial lines segment encompass commercial property and liability, automobile, surety, marine, as well as niche products that are targeted towards limited markets requiring specialized underwriting and claim settlement. The effect of reinsurance is reflected in the revenue and results of the manufacturing segments. The investment activities consist of managing the investment portfolio for the Company's P&C insurance subsidiaries. Investment income is shown net of investment expenses. Non P&C segments include corporate and other activities, as well as realized investment and other gains. Corporate and other activities include the results of the Company brokerage operations including related long-term investments, the Company's investment management company and intercompany eliminations consisting primarily of commissions and general expenses with the Company's P&C operations as well as non-recurring items such as acquisitions whose effects are not allocated to any other segment.

(in thousands of dollars)

10. Segmented information (continued)

Table 10.1 presents figures per segment.

Table 10.1	For the three months ended September 30		For the nine months ended September 30	
	2006	2005	2006	2005
Revenue				
Net premiums earned				
Personal insurance	$ 672,464	$ 668,587	$ 1,997,658	$ 2,009,789
Commercial insurance	281,989	286,434	849,388	869,069
Investments	77,834	84,661	232,708	249,294
Total P&C insurance	1,032,287	1,039,682	3,079,754	3,128,152
Corporate and other	12,198	16,841	52,659	50,060
Realized investment and other gains	35,757	66,811	178,219	156,307
Total revenue	$ 1,080,242	$ 1,123,334	$ 3,310,632	$ 3,334,519
Income before income taxes				
Underwriting income				
Personal insurance	$ 58,563	$ 73,526	$ 199,992	$ 268,830
Commercial insurance	37,367	43,193	141,523	142,631
Investments	73,986	79,040	217,174	232,392
Total P&C insurance	169,916	195,759	558,689	643,853
Corporate and other	13,046	6,793	45,924	21,488
Realized investment and other gains	35,757	66,811	178,219	156,307
Total income before income taxes	$ 218,719	$ 269,363	$ 782,832	$ 821,648

	As at	
	September 30, 2006	December 31, 2005
Assets		
P&C insurance [(a)]	$ 9,307,553	$ 9,066,267
Corporate and other [(b)]	973,320	860,268
Total assets	$ 10,280,873	$ 9,926,535

	For the three months ended September 30, 2006	For the nine months ended September 30, 2006	For the year ended December 31, 2005
Increase of goodwill			
P&C insurance	$ -	$ -	$ -
Corporate and other	9,569	30,110	17,246
Total increase of goodwill	$ 9,569	$ 30,110	$ 17,246

(a) Includes goodwill of $74,411 at September 30, 2006 and at December 31, 2005
(b) Includes goodwill of $64,061 at September 30, 2006 ($33,951 at December 31, 2005)

(in thousands of dollars)

11. Comparative figures

In 2005, the Company changed its definition of cash equivalents. As at September 30, 2005, such change resulted in a reclassification of $270,766 between cash equivalents and investments. Interim consolidated statements of cash flows for the three and nine month periods ended September 30, 2005 were changed accordingly by a decrease of amortization of net premiums on fixed income securities of $1,522 and $4,256, respectively, and by an increase of proceeds from sale of investments and of purchase of investments respectively of $645,502 and $652,342 for the three months ended September 30, 2005 and of $2,018,186 and $2,009,956 for the nine months ended September 30, 2005.

Certain other comparative figures have been reclassified to conform to the presentation adopted in the current period.

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

   ING Canada Inc.
   181 University Avenue
   7th Floor
   Toronto, Ontario
   M5H 3M7

2. Date of Material Change:

   September 29, 2005

3. News Release:

   ING Canada Inc. issued a press release on September 29, 2005 through the facilities of Canada NewsWire.

4. Summary of Material Change:

   On September 29, 2005, ING Canada announced the appointment of Mark A. Tullis as Senior Vice President and Chief Financial Officer, replacing Michael W. Cunningham, who is retiring from ING after fifteen years of service. The appointment will be effective in March 2006.

5. Full Description of Material Change:

   Please refer to the press release dated September 29, 2005, attached hereto, and which is incorporated by reference in this report.

6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

   N/A

7. Omitted Information:

   N/A

8. Executive Officer:

For further information regarding this Material Change Report, contact Françoise Guénette, Senior Vice-President, Corporate and Legal Services, and Secretary at (416) 941-5149.

9. Date of Report:

September 29, 2005

ING

NEWS RELEASE

Toronto, ON - September 29, 2005

MARK TULLIS TO BECOME ING CANADA'S CHIEF FINANCIAL OFFICER

ING Canada (TSX – IIC.LV) announced today the appointment of Mark Tullis as Senior Vice President and Chief Financial Officer. Mr. Tullis will replace Mike Cunningham in March 2006, who will retire from ING after 15 years of service.

Mr. Tullis, who joined ING Americas in 1999, is currently the President, ING U.S. Institutional Businesses. He is also a member of ING Canada's Board of Directors. Previously, he served ING Americas as Executive Vice President Strategic Marketing, Chief Financial Officer and Chief of Staff. He also played an active role in the significant M&A transactions that took place during his tenure both in the U.S.A and in Latin America.

Before joining ING, Mr. Tullis was Executive Vice President and Chief Actuary at Primerica, a subsidiary of CitiGroup. He holds a Bachelor of Science degree in mathematics and is a Fellow of the Society of Actuaries. He is also a member of the American Academy of Actuaries.

About ING Canada

ING Canada is the largest provider of property and casualty insurance in the country, offering automobile, property and liability insurance to individuals and businesses through its insurance subsidiaries.

Media Inquiries:
Shawn Murray, Manager External Communications
ING Canada
416 217 5900 ext. 2930
shawn.murray@ingcanada.com

Investor Inquiries:
Brian Lynch, Director Investor Relations
ING Canada
416 941 5181
brian.lynch@ingcanada.com

RECEIVED
2007 JAN -3 A 7:18
OFFICE OF INTERNATIONAL CORPORATE FINANCE

By-law No. 1

A By-law Relating to the Business and Affairs of

ING CANADA INC.

PART 1
INTERPRETATION

1.01 Definitions

In this by-law, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

"auditor" means the auditor of the Corporation;

"board" means the board of directors of the Corporation;

"business day" means any day, other than a Saturday, Sunday or statutory or civic holiday in Toronto, Ontario;

"by-law" means a by-law of the Corporation;

"Corporation" means the corporation amalgamated on December 10, 2004 under the name "ING Canada Inc.";

"director" means a director of the Corporation;

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation;

"proxyholder" means a person holding a valid proxy for a shareholder;

"shareholder" means a shareholder of the Corporation; and

"voting person" means, in respect of a meeting of shareholders, a shareholder entitled to vote at that meeting, a duly authorized representative of a shareholder entitled to vote at the meeting or a proxyholder entitled to vote at that meeting.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In this by-law, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in this by-law and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of this by-law.

1.03 By-law Subordinate to Other Documents

This by-law is subordinate to, and should be read in conjunction with, the Act, the articles and any unanimous shareholder agreement of the Corporation.

1.04 Computation of Time

Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles, by-laws or administrative rules of the Corporation, the day of service or posting of the notice of document shall not, unless it is otherwise provided, be counted in such number of days or other period.

PART 2
PROTECTION AND INDEMNITY

2.01 Limitation of Liability

Subject to any applicable statutory provisions, no director or officer and no other individual who acts at the Corporation's request as a director or officer, or in a similar capacity, of another entity, shall be liable for:

(a) the acts, receipts, neglects or defaults of any other person;

(b) joining in any receipt or other act for conformity;

(c) any loss, damage or expense to the Corporation or other entity arising from the insufficiency or deficiency of title to any property acquired by or on behalf of the Corporation or other entity;

(d) the insufficiency or deficiency of any security in or upon which any monies of the Corporation or other entity are invested;

(e) any loss, damage or expense arising from the bankruptcy, insolvency, act or omission of any person with whom any monies, securities or other property of the Corporation or other entity are lodged or deposited;

(f) any loss, damage or expense occasioned by any error of judgment or oversight; or

(g) any other loss, damage or expense related to the performance or non-performance of the duties of that individual's office.

2.02 Contracts on Behalf of the Corporation

Except for documents executed in the usual and ordinary course of the Corporation's business, which may be signed by any officer or employee of the Corporation acting within the scope of his or her authority, all contracts, instruments and documents in writing including those necessary to sell, assign, transfer, purchase or accept shares, stocks, bonds, debentures, warrants or other like securities from or to the Corporation, all deeds, mortgages, hypotheca, charges, conveyances, transfers and assignments of property, real or personal, immovable or moveable, in the name of the Corporation shall be signed on behalf of the Corporation by any two of the chairman, vice-chairman, the chief executive officer, chief financial officer, general counsel, a vice-president of legal services,

executive vice-president, assistant vice-president, vice-president of finance (of the Corporation or any wholly owned subsidiary of the Corporation), secretary, or assistant secretary.

The board, in its sole and absolute discretion, may further authorize by resolution any other person, whether individually or jointly with another designated person and whether by name or office, to so sign such documents.

Signatures of any of the officers or persons provided herein may be lithographed, stamped or printed, if and to the extent and subject to such conditions all as the board may from time to time by resolution authorize, and such authorized signature or signatures on any instrument or document shall have the same force and effect as if manual signature had been used.

If any officer whose facsimile signature is on any instrument when issued and delivered shall be valid and binding on the Corporation as if such officer had held office at the time of issue and delivery.

2.03 Indemnity of Directors and Officers

Subject to the limitations contained in the Act, but without limiting the right of the Corporation to indemnify any individual under the Act or otherwise to the full extent permitted by law, the Corporation:

(a) shall indemnify each director or officer or former director or officer and each other individual who acts or has acted at the Corporation's request as a director or officer, or in a similar capacity, of another entity (and each such individual's respective heirs and personal representatives), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity, provided:

(i) the individual acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at the Corporation's request; and

(ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful;

(b) shall advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in Section 2.03(a) in accordance with the Act; and

(c) the Corporation may purchase and maintain or arrange for the purchase and maintenance of insurance for the benefit of directors, officers, former directors and former officers of the Corporation and their respective heirs and personal representatives to the full extent permitted by the Act.

2.04 Indemnities Not Limiting

The provisions of this Article 2 shall be in addition to and not in substitution for or limitation of any rights, immunities and protections to which a person is otherwise entitled.

PART 3
MEETINGS OF SHAREHOLDERS

3.01 Notice of Shareholders' Meetings

The board may call a meeting of shareholders by causing notice of the time, place and, when required by the Act, purposes of the meeting to be given to each shareholder entitled to vote at the meeting, each director and the auditor. Subject to any applicable securities law or policy, such notice shall be given no less than 21 days and no more than 60 days before the meeting.

3.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders shall be as set out in Section 5.02.

3.03 Chair and Secretary of Shareholders Meetings

The chair of the board shall preside as chair of all meetings of shareholders. If there is no chair of the board or the chair of the board is not present or is unwilling to act as chair of a shareholder meeting, then the chief executive officer of the Corporation shall preside as chair of the meeting if present, a director and willing to act. In any other case, the directors present shall choose one of their number to be the chair of the meeting.

The secretary shall keep the minutes of all meetings of the shareholders. The secretary shall attend to the giving of all notices of meetings of shareholders. The secretary shall, in general, perform all of the duties which are incident to the office of secretary and such other duties as the board or the chief executive officer may from time to time prescribe. The board may also appoint one or more assistant secretaries and such assistant secretary shall exercise the functions of the secretary in his or her absence or incapacity or the functions determined by the board.

3.04 Voting

Unless the chair of a meeting of shareholders directs a ballot or a voting person demands one, each motion shall be voted upon by a show of hands. Each voting person has 1 vote in a vote by show of hands. A ballot may be directed or demanded either before or after a vote by show of hands. If a ballot is taken, a prior vote by show of hands has no effect. A ballot so directed or demanded shall be taken in such manner as the chair of the meeting shall direct. If a ballot is taken, each voting person shall be entitled with respect to each share which he is entitled to vote at the meeting upon the motion, to one vote or such other number of votes as may be provided by the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said motion. Subject to compliance with the Act and the board's discretion, any vote at a meeting of shareholders may be taken in whole or in part by means of a telephonic, electronic or other communication facility that the Corporation, in its discretion, has made available for that purpose. Unless a ballot is directed or demanded, an entry in the minutes of a meeting to the effect that the chair of the meeting declared a resolution to be carried or defeated is, in the absence of evidence to the contrary, proof of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

3.05 Scrutineers

The chair of a meeting of shareholders may appoint for that meeting 1 or more scrutineers, who need not be voting persons.

3.06 Who May Attend Shareholders' Meeting

The only persons entitled to attend a meeting of shareholders are voting persons, the directors, the auditor and the chief executive officer, if any, as well as others permitted by the chair of the meeting.

3.07 Participation By Communication Facility

Any person entitled to attend a meeting of shareholders may, subject to the board's discretion, participate in the meeting in accordance with the Act by means of a telephonic, electronic or other communication facility made available by the Corporation that permits all participants to communicate adequately with each other during the meeting and a person participating in a meeting by such means is deemed to be present at the meeting. A meeting of the shareholders called by either the directors or the shareholders may, subject to the board's discretion, be held entirely by means of such a telephonic, electronic or other communications facility that permits all participants to communicate adequately which each other during the meeting if the directors or shareholders calling the meeting so determine.

3.08 Adjournments

The chair of the meeting may and shall, if so directed by the meeting, adjourn the meeting from time to time and from place to place but no business shall be transacted at the adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place.

PART 4
ADMINISTRATIVE RULES

4.01 Administrative Rules

The directors may from time to time, pass resolutions to make administrative rules pertaining to the internal affairs of the Corporation, including, but not limited to, meetings of directors, security certificates, payments, execution of documents, notices and other matters.

PART 5
QUORUM

5.01 Quorum for Board Meetings

At any meeting of the board, a quorum for the transaction of business shall be a majority of the number of directors in office from time to time. The board shall not transact business at a meeting of directors unless the minimum number of resident Canadian directors required by the Act is present.

5.02 Quorum at Meetings of Shareholders

A quorum at meetings of shareholders consists of at least two voting persons.

PART 6
AMENDMENT OR REPEAL OF FORMER BY-LAWS

6.01 Former By-laws May be Amended or Repealed

The board may make, amend or repeal one or more by-laws that regulate the business or affairs of the Corporation provided that any by-law, amendment or repeal of a by-law shall be submitted to the shareholders at the next meeting of shareholders for confirmation, rejection or amendment.

6.02 Effect of Repeal of By-laws

The repeal of any by-law in whole or part shall not in any way affect the validity of any act done or right, privilege, obligation or liability acquired or incurred thereunder prior to such repeal. All directors, officers and other persons acting under any by-law repealed in whole or part shall continue to act as if elected or appointed under the provisions of this by-law.

MADE by the board on the 10th day of December, 2004.

Chief Executive Officer

Secretary

CONFIRMED by the Shareholder on the 10th day of December, 2004.

Chief Executive Officer

Secretary

RECEIVED
2007 JAN -3 A 7:18
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Industry Canada | Industrie Canada

Certificate of Amalgamation

Canada Business Corporations Act

Certificat de fusion

Loi canadienne sur les sociétés par actions

ING CANADA INC.	**427397-4**
Name of corporation-Dénomination de la société	Corporation number-Numéro de la société

I hereby certify that the above-named corporation resulted from an amalgamation, under section 185 of the *Canada Business Corporations Act*, of the corporations set out in the attached articles of amalgamation.

Je certifie que la société susmentionnée est issue d'une fusion, en vertu de l'article 185 de la *Loi canadienne sur les sociétés par actions*, des sociétés dont les dénominations apparaissent dans les statuts de fusion ci-joints.

Director - Directeur

December 10, 2004 / le 10 décembre 2004

Date of Amalgamation - Date de fusion

Canada

Industry Canada | Industrie Canada

Canada Business Corporations Act | Loi canadienne sur les sociétés par actions

FORM 9 — ARTICLES OF AMALGAMATION (SECTION 185)

FORMULAIRE 9 — STATUTS DE FUSION (ARTICLE 185)

1 -- Name of the Amalgamated Corporation / Dénomination sociale de la société issue de la fusion

ING CANADA INC.

2 -- The province or territory in Canada where the registered office is to be situated / La province ou le territoire au Canada où se situera le siège social

Province of Ontario

3 -- The classes and any maximum number of shares that the corporation is authorized to issue / Catégories et tout nombre maximal d'actions que la société est autorisée à émettre

An unlimited number of shares of one class designated as common shares;
An unlimited number of shares of a second class desiganted as Class A Shares; and
One share of a third class designated as the Special Share.
(See Schedule "A" attached hereto and forming part of these articles)

4 -- Restrictions, if any, on share transfers / Restrictions sur le transfert des actions, s'il y a lieu

None

5 -- Number (or minimum and maximum number) of directors / Nombre (ou nombre minimal et maximal) d'administrateurs

A minimum of 3 and a maximum of 21 directors.

6 -- Restrictions, if any, on business the corporation may carry on / Limites imposées à l'activité commerciale de la société, s'il y a lieu

None

7 -- Other provisions, if any / Autres dispositions, s'il y a lieu

None

8 -- The amalgamation has been approved pursuant to that section or subsection of the Act which is indicated as follows: / La fusion a été approuvée en accord avec l'article ou le paragraphe de la Loi indiqué ci-après

- [x] 183
- [ ] 184(1)
- [ ] 184(2)

9 -- Name of the amalgamating corporations / Dénomination sociale des sociétés fusionnantes	Corporation No. / Nº de la société	Signature	Date	Title / Titre	Tel. No. / Nº de tél.
ING CANADA INC.	3917801	[signature]	Dec. 9, 2004	Secretary	416-941-5140
ING CANADA HOLDINGS INC.	3701735	[signature]	Dec. 9, 2004	Secretary	416-941-5140

FOR DEPARTMENTAL USE ONLY - À L'USAGE DU MINISTÈRE SEULEMENT

427399-4

DEC 14 2004

IC 3190 (2003/06)

Canada

Schedule "A"
Articles of Amalgamation
ING CANADA INC.
Share Provisions

1. Common Shares

1.1 The common shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

The holders of the common shares shall be entitled to:

1.1.1 one vote for each common share held at all meetings of shareholders of the Corporation, other than meetings at which only the holders of another class or series of shares are entitled to vote separately as a class or series;

1.1.2 receive any dividend declared by the Corporation in respect of the common shares; and

1.1.3 receive the remaining property of the Corporation upon dissolution.

2. Class A Shares

2.1 The Class A Shares shall have attached thereto, as a class, the following rights, privileges, restrictions and conditions:

2.1.1 the Class A Shares may at any time, and from time to time, be issued in one or more series, in accordance with and subject to applicable law. The directors of the Corporation shall, subject to applicable law, the provisions herein contained and to any conditions attaching to any outstanding series of Class A Shares, by resolution duly passed before the issue of any Class A Shares of any series fix the number of shares in and determine the designation, rights, privileges, restrictions and conditions attaching to the Class A Shares of such series;

2.1.2 so long as any Class A Shares are outstanding, the Class A Shares of each series shall rank both with regard to dividends and return of capital in priority to the common shares and over any other shares ranking junior to the Class A Shares, and the Class A Shares of each series may also be given such other preferences over the common shares and any other shares ranking junior to the Class A Shares as may be determined as to the respective series authorized to be issued. The priority, in the case of cumulative dividends, shall be with respect to all prior completed periods in respect of which such dividends were payable plus such further amounts, if any, as may be specified in the provisions attaching to a particular series and in the case of non-cumulative dividends, shall be with respect to all dividends declared and unpaid; and

2.1.3 the Class A Shares of each series shall rank on a parity with the Class A Shares of every other series with respect to priority in payment of dividends and return of capital in the event of liquidation, dissolution or winding up of the Corporation.

3. Special Share

3.1 The Special Share shall have attached thereto, the following rights, privileges, restrictions and conditions:

3.1.1 The following terms shall have the following meanings in this Section 3:

(a) "**Affiliate**" means, with respect to any Person, any other Person directly or indirectly controlling, controlled by or under direct or indirect common control with such Person.

(b) "**Business**" means the operation, directly or indirectly, of a property and casualty insurance business and any ancillary business, including manufacturing and distribution of property and casualty insurance products and services, carried on, directly or indirectly, by the Corporation through Subsidiaries or otherwise from and after the date hereof in the ING Canada Territory.

(c) "**Compete**" means to directly or indirectly engage or invest in, own, manage, operate, finance, control, or participate in the ownership, management, operation or control of any business where the products or activities of such business compete in whole or in part with the Business within the ING Canada Territory, and "**Competes**" shall have a corresponding meaning.

(d) "**control**" (including, with correlative meanings, the terms "**controlling**", "**controlled by**" and "**under direct or indirect common control**"), as used with respect to any Person, shall mean the ownership, directly or indirectly, of voting securities with more than fifty percent (50%) of the votes of all voting securities of such Person or similar ownership interests of such Person, including any securities or similar ownership interests which are voting only upon the occurrence of a contingency where such contingency has occurred and is continuing.

(e) "**Co-Operation Agreement**" means the Co-Operation Agreement to be dated on or about December 15, 2004 between the Corporation and ING Groep N.V. as the same shall be amended, modified, supplemented or replaced from time to time.

(f) "**Independent Director**" means a director of the Corporation who is independent of the Corporation as determined from time to time pursuant to the Independent Director Rules.

(g) "**Independent Director Rules**" means (i) the rules of the Toronto Stock Exchange or such other principal exchange or quotation system on which the common shares of the Corporation are listed or traded from time to time; (ii) securities laws, together with the regulations, rules, published policies, instruments and orders made thereunder, applicable to the Corporation from time to time; (iii) insurance company laws and all related regulations, guidelines and instructions of regulatory authorities applicable to the Corporation from time to time; and (iv) insurance company laws and all related regulations, guidelines and

instructions of regulatory authorities applicable to the Subsidiaries of the Corporation from time to time as if such laws and related regulations, guidelines and instructions of regulatory authorities were applicable to the Corporation.

(h) "**ING Canada Territory**" means (i) each province and territory of Canada, and (ii) each other jurisdiction to which ING Groep N.V. has consented in writing to be included in the definition of "ING Canada Territory", provided that: (A) ING Groep N.V. shall be deemed to have consented in writing for the purpose of (ii) above if it has provided its consent as contemplated in the definition of "ING Canada Territory" in the Non-Competition Agreement to be dated on or about December 15, 2004 between the Corporation and ING Groep N.V., as the same shall be amended, modified, supplemented or replaced from time, and (B) on and after the date that ING Groep N.V. first ceases to beneficially own at least thirty-three and one-third percent ($33^1/_3$%) of the outstanding common shares, ING Groep N.V. may not unreasonably withhold, condition or delay such consent.

(i) "**ING Groep N.V.**" means ING Groep N.V., a corporation governed by the laws of The Netherlands, and its successors.

(j) "**outstanding common shares**" means, at any time, the number of common shares issued and outstanding at the relevant time as reflected on the share register of the Corporation.

(k) "**Person**" shall be broadly interpreted and includes any individual, corporation, partnership, joint venture, limited liability company, association or other business entity and any trust, unincorporated organization or government or any agency or political subdivision thereof.

(l) "**Subsidiary**" shall mean any corporation, partnership, joint venture, limited liability company, association or other entity which a Person controls.

3.1.2 In this Section 3, a Person shall be deemed to beneficially own common shares which are beneficially owned by its Affiliates; provided that such Person shall not be deemed to beneficially own common shares which are beneficially owned by any Person directly or indirectly controlling ING Groep N.V. or with whom ING Groep N.V. is under direct or indirect common control.

3.1.3 The holder of the Special Share shall be entitled to receive notice of, to attend and speak at any meeting of the shareholders of the Corporation. Notwithstanding the foregoing, the holder of the Special Share shall not be entitled either to vote at any meeting of the shareholders of the Corporation or to sign a resolution in writing, other than:

(a) in respect of the right of the holder of the Special Share to nominate and elect directors in accordance with Subsection 3.1.4; and

(b) as a separate class (i) pursuant to the rights granted under the Act and (ii) upon any proposed change to the minimum or maximum number of directors pursuant to paragraph 173(1)(m) of the Act.

3.1.4 Subject to Subsections 3.1.7 and 3.1.8, the holder of the Special Share shall be entitled to nominate and elect directors of the Corporation as set forth below in paragraphs (a) to (e) of this Subsection 3.1.4. Each director so nominated and elected shall hold office until the close of the next annual meeting of voting shareholders of the Corporation or until his or her successor is elected or appointed. Subject to Subsections 3.1.7 and 3.1.8, for so long as the Special Share is issued and outstanding:

(a) until the date that the holder of the Special Share first ceases to beneficially own at least thirty-three and one-third percent ($33^1/_3$%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 5/12 of the total number of directors (disregarding any fractional number of directors) comprising the board;

(b) on and after the date that the holder of the Special Share first ceases to beneficially own at least thirty-three and one-third percent ($33^1/_3$%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least thirty percent (30%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/3 of the total number of directors (disregarding any fractional number of directors) comprising the board;

(c) on and after the date that the holder of the Special Share first ceases to beneficially own at least thirty percent (30%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least twenty-five percent (25%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/4 of the total number of directors (disregarding any fractional number of directors) comprising the board;

(d) on and after the date that the holder of the Special Share first ceases to beneficially own at least twenty-five percent (25%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least twenty percent (20%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/6 of the total number of directors (disregarding any fractional number of directors) comprising the board; and

(e) on and after the date that the holder of the Special Share first ceases to beneficially own at least twenty percent (20%) of the outstanding common shares and until the date that such holder first ceases to beneficially own at least ten percent (10%) of the outstanding common shares, the holder of the Special Share shall be entitled to nominate and elect to the board of directors that number of directors equal to 1/12 of the total number of directors (disregarding any fractional number of directors) comprising the board.

3.1.5 The election of directors by the holder of the Special Share may be conducted by a resolution in writing signed by the holder of the Special Share, to be effective on the date of the

Corporation's annual meeting of voting shareholders or on such other date as specified in such resolution, or at a meeting of the holder of the Special Share.

3.1.6 Subject to Subsections 3.1.7 and 3.1.8, if, as a result of death, disability, retirement, resignation, removal (with or without cause) or otherwise, there shall exist or occur any vacancy on the board of directors with respect to a director elected or entitled to be elected by the holder of the Special Share, or for any other reason there are at any time fewer directors serving on the board of directors elected by the holder of the Special Share than such holder is entitled to elect in accordance with this Section 3, the resulting vacancy shall be filled by an individual who shall be nominated and elected by the holder of the Special Share.

3.1.7 The right of the holder of the Special Share as provided in Subsection 3.1.4 shall be subject at all times to the requirement that the board of directors shall at all times include not less than the number of Independent Directors as required or recommended by the Independent Director Rules.

3.1.8 Notwithstanding any other provisions of this Section 3, if, at any time, the holder of the Special Share or any of its Affiliates, or any combination of the foregoing, Competes, then, from that time until the date that it and each of its Affiliates cease to Compete, (i) subject to the Act, the holder of the Special Share shall not be entitled to exercise any of the rights attaching to the Special Share, including, without limitation, any rights provided in Subsections 3.1.3, 3.1.4, 3.1.5, 3.1.6 and 3.1.9, and (ii) the first sentence of Subsection 3.1.9 shall cease to apply.

3.1.9 Subject to Subsection 3.1.8, until the date that the holder of the Special Share first ceases to beneficially own at least fifty percent (50%) of the outstanding common shares, the Chief Executive Officer of the Corporation shall be appointed by the board of directors on an annual basis, or sooner in the event such officer resigns or otherwise ceases to hold office prior to such approved appointment, from among the directors elected by the holder of the Special Share; provided that if, for any reason, at the relevant time, there are no directors holding office who have been elected or appointed by the holder of the Special Share, the board of directors shall appoint an individual of its choosing as the Chief Executive Officer. For greater certainty, on the date that the holder of the Special Share first ceases to beneficially own at least fifty percent (50%) of the outstanding common shares, the rights granted to the holder of the Special Share in this Subsection 3.1.9 shall forever be extinguished.

3.1.10 No dividends shall be declared and/or paid by the Corporation on the Special Share.

3.1.11 The Special Share shall be deemed to be converted by the Corporation without any further act on the part of the Corporation into one common share concurrently with:

(a) the sale, transfer, assignment or any other disposition of the legal and/or beneficial title of the Special Share by the holder of the Special Share to anyone other than ING Groep N.V. or a direct or indirect wholly-owned Subsidiary of ING Groep N.V.; or

(b) the time that any direct or indirect wholly-owned Subsidiary of ING Groep N.V. who, at the relevant time, holds the Special Share is no longer a direct or indirect wholly-owned Subsidiary of ING Groep N.V.; or

(c) the time that the holder of the Special Share first ceases to beneficially own at least ten percent (10%) of the outstanding common shares; or

(d) the Termination of the Co-Operation Agreement. In this paragraph (d) of Subsection 3.1.11, "Termination" means termination for a reason other than as a result of a breach by the Corporation of the Co-Operation Agreement, and where the termination of the Co-Operation Agreement has been disputed by either party to the Co-Operation Agreement, the Co-Operation Agreement shall be deemed not to have been terminated until the parties thereto agree that such termination shall have occurred or until the dispute has been resolved through a final non-appealable decision binding on the parties thereto by a court of competent jurisdiction or by an arbitrator in accordance with the terms of the Co-Operation Agreement.

3.1.12 In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holder of the Special Share shall be entitled to receive, before any distribution of any part of the assets of the Corporation among the holders of the common shares but after any such distribution among the holders of any series of Class A Shares, Cdn.$1.00 for the Special Share.

Administrative Rules

Administrative Rules Relating to the Business and Affairs of

ING Canada Inc.

PART 1
INTERPRETATION

1.01 Definitions

In these administrative rules, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act* RSC 1985, c. C-44 and the regulations enacted pursuant to it and any statute and regulations that may be substituted for them, in each case, as amended from time to time;

"administrative rule" means an administrative rule of the Corporation made and amended from time to time by the board;

"articles" means the articles, as that term is defined in the Act, of the Corporation, as amended or restated from time to time;

"auditor" means the auditor of the Corporation;

"board" means the board of directors of the Corporation;

"Corporation" means the corporation amalgamated on December 10, 2004 under the name "ING Canada Inc.";

"director" means a director of the Corporation;

"electronic document" means, except in the case of a statutory declaration or affidavit required under the Act, any form of representation of information or of concepts fixed in any medium in or by electronic, optical or other similar means (including electronic mail) and that can be read or perceived by a person or by any means;

"officer" has the meaning set forth in the Act but reference to any specific officer is to the individual holding that office of the Corporation; and

"shareholder" means a shareholder of the Corporation.

Terms defined in the Act and used herein, unless otherwise defined herein or the context otherwise requires, shall have the same meaning herein as in the Act.

1.02 Number, Gender and Headings

In these administrative rules, unless the context otherwise requires, words in the singular include the plural and vice-versa and words in one gender include all genders. The insertion of headings in these administrative rules and its division into Parts, Sections and other subdivisions are for convenience of reference only, and shall not affect the interpretation of these administrative rules.

1.03 Administrative Rules Subordinate to Other Documents

These administrative rules are subordinate to, and should be read in conjunction with, the Act, the articles and the by-laws of the Corporation.

1.04 Computation of Time

Where a given number of days' notice or notice extending over a period is required to be given under any provisions of the articles, by-laws or administrative rules of the Corporation, the day of service or posting of the notice of document shall not, unless it is otherwise provided, be counted in such number of days or other period.

PART 2
DIRECTORS

2.01 Notice of Meeting

Any director may call a meeting of the board by giving notice stating the time and place of the meeting to each of the directors. Except as otherwise required by the Act, such notice need not specify the purpose of or the business to be transacted at the meeting. Notices of board meetings shall be given in accordance with Section 4.01 no less than 48 hours before the time of the meeting (except in the case of emergency meetings where such notice shall be no less than 24 hours). Without limiting Section 4.06, no prior notice need be given if all directors agree to waive notice.

The board may determine, by resolution, dates, times and places for regular meetings of the board. A copy of any such resolution shall be given to each director forthwith after being passed, but no other notice is required for any such meeting except where the Act requires the purpose of or the business to be transacted at a meeting to be specified.

2.02 Meetings Without Notice

A meeting of the board may be held without notice immediately following the first or any annual meeting of shareholders.

2.03 Place of Meeting

A meeting of the board may be held at any place within or outside Canada.

2.04 Quorum for Board Meetings

A quorum at meetings of directors shall be as set out in the by-laws of the Corporation.

2.05 Participation by Communications Facility

A director may, in accordance with the Act and if all directors consent, participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. A director participating in such a meeting shall be deemed to be present at that meeting.

2.06 Chair of Board Meetings

The chair of the board shall preside as chair of all meetings of the board. If there is no chair of the board or if the chair is not present or is unwilling to act as chair of a board meeting, then the chief executive officer of the Corporation, if present, a director and willing to act, shall preside as chair of the meeting. In any other case, the directors present at the meeting shall choose a director to preside as chair of the meeting.

2.07 Votes at Board Meetings

Each director present at a meeting of the board shall have 1 vote on each motion arising. Motions arising at meetings of the board shall be decided by a majority of the votes cast. The chair of the meeting shall have a second or casting vote.

2.08 Committees

Subject to the provisions of the Act and unless otherwise determined by the board, each committee of the board shall have power to fix its quorum at not less than the majority of its members, to elect its chair and to regulate its procedures.

2.09 Officers

Each officer shall hold office during the pleasure of the board. Any officer may, however, resign at any time by giving notice to the Corporation.

PART 3
SECURITY CERTIFICATES, PAYMENTS

3.01 Certificates

Security certificates shall be in such form as the board may approve or the Corporation adopt. The chief executive officer or the board may order the cancellation of any security certificate that has become defaced and the issuance of a replacement certificate for it when the defaced certificate is delivered to the Corporation or to a transfer agent or branch transfer agent of the Corporation.

3.02 Payments

Any amount payable in cash to shareholders (including dividends payable in cash) may be paid by cheque (or by wire transfer or any other type of electronic payment) drawn on any of the Corporation's bankers to the order of each registered holder of shares of the class or series in respect of which such amount is to be paid. Cheques may be sent by ordinary mail, postage prepaid, to each such registered holder at that holder's address as shown in the records of the Corporation, unless that holder otherwise directs in writing. The mailing of a cheque (or the provision of an electronic payment) as aforesaid shall satisfy and discharge all liability for the applicable dividend or other payment to the extent of the sum represented by such cheque plus the amount of any tax which the Corporation is required to and does withhold, unless such cheque is not paid on due presentation.

3.03 Payments to Joint Shareholders

Cheques payable to joint shareholders shall be made payable to the order of all such joint shareholders unless such joint shareholders direct otherwise. Such cheques may be sent to the joint shareholders at the address appearing on the records of the Corporation in respect of that joint holding, to the first address so appearing if there is more than one, or to such other address as those joint shareholders direct in writing. For greater certainty, any such payments made hereunder may be made by electronic means as contemplated in Section 3.02.

3.04 Non-Receipt of Cheques

The Corporation shall issue a replacement cheque in the same amount to any person who does not receive a cheque sent as provided in these administrative rules, if that person has satisfied the conditions regarding indemnity, evidence of non-receipt and title set by the board from time to time, either generally or for that particular case.

3.05 Currency of Dividends

Dividends or other distributions payable in cash may be paid to some shareholders in Canadian currency and to other shareholders in equivalent amounts of a currency or currencies other than Canadian currency. The board may declare dividends or other distributions in any currency or in alternative currencies and make such provisions as it deems advisable for the payment of such dividends or other distributions.

3.06 Lien for Indebtedness

If the articles provide that the Corporation shall have a lien on shares registered in the name of a shareholder indebted to the Corporation, such lien may be enforced, subject to any other provisions of the articles, by the sale of the shares thereby affected or by any other action, suit, remedy or proceeding authorized or permitted by law or by equity and, pending such enforcement, the transfer of all or any part of such shares may be refused.

3.07 Interest; Fractions

No dividend or other distribution shall bear interest against the Corporation. Where the dividend or other distribution to which a shareholder is entitled includes a fraction of a cent, such fraction shall be disregarded and such payment shall be deemed payment in full.

3.08 Fractional Security or Property

If any dividend or other distribution results in any shareholder being entitled to a fractional part of a security or property, the Corporation may pay such shareholder in place of that fractional part the cash equivalent thereof as determined by the board or may carry out the distribution and adjust the rights of the shareholders on any basis the board considers appropriate.

PART 4
NOTICES

4.01 Procedure for Giving Notices

Any notice (which term includes any communication or document) to be given pursuant to the Act, the articles, the by-laws, the administrative rules or otherwise to a shareholder or other securityholder of the Corporation, director, officer or auditor shall be sufficiently given if delivered personally to the person to whom it is to be given or if delivered to the person's address as shown in the records of the Corporation or mailed to the person at such address by ordinary mail, postage prepaid, or, provided by facsimile, electronic document, in accordance with the Act. Notice shall not be sent by mail to anyone to whom notice may be given, in a municipality, if there is any general interruption of postal services in the municipality in which or to which it is mailed. Any notice so delivered shall be deemed to have been received when it is delivered personally, by facsimile, by electronic means, or at the address as aforesaid. Any such notice mailed or provided by electronic document as aforesaid shall be deemed to have been received at the time specified in the Act.

4.02 Notices to Successors in Title

Notice to a shareholder or other securityholder as aforesaid is sufficient notice to each successor in title to that shareholder or other securityholder until the name and address of that successor have been entered on the records of the Corporation. For greater certainty, any such notice made hereunder may be made by electronic means as contemplated in Section 4.01.

4.03 Notice to Joint Securityholders

Notice to one joint securityholder is sufficient notice to all of them. Such notice shall be addressed to all such joint securityholders and sent to the address for them shown in the records of the Corporation, or to the first such address if there is more than one.

4.04 Facsimile Signatures on Notices

The signature on any notice or other communication or document to be sent by the Corporation may be written, printed, stamped, engraved, lithographed or otherwise mechanically reproduced.

4.05 Omission of Notice Does Not Invalidate Actions

All actions taken at a meeting in respect of which a notice has been given shall be valid even if:

(a) by accident, notice was not given to any person;

(b) notice was not received by any person; or

(c) there was an error in a notice that did not affect the substance of the notice.

4.06 Waiver of Notice

Any person entitled to notice under the Act, the articles, the by-laws or the administrative rules may waive that notice. Waiver, either before or after the event referred to in the notice, shall cure any defect in giving that notice to such person.

MADE by the board on the 10th day of December, 2004.

Chief Executive Officer

Secretary

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Telephone 1-800-663-9097
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

March 24, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange
Corporations Canada

Dear Sirs:

Subject: **ING Canada Inc.**

We confirm that the following materials were sent by pre-paid mail on March 23, 2005 to the registered holders of Common Shares of the Corporation:

1. Notice of Annual Meeting of Shareholders/Management Proxy Circular
2. Form of Proxy
3. Annual Report
4. Supplemental Mailing List Return Card
5. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on March 23, 2005 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)
Jillian Bute-Thomas
Administrator, Client Services
Stock Transfer Dept
416-263-9545
416-981-9800 (fax)

ING

Michael W. Cunningham
Senior Vice-President, Chief Financial Officer

RECEIVED
2007 JAN -3 A 7:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 15, 2005

Project No. 755266

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange

Dear Sirs/Mesdames:

Subject: **ING Canada Inc.**

A discrepancy has been identified in our Annual Information Form dated March 29, 2005.

The last sentence of the third paragraph under the heading "Facility Association" on page 13 should read as follows:

> "However, due to regulatory reforms and significant rate increases in 2003 and 2004 that helped reduce the number of risks placed into the Facility Association, it produced a profit of approximately $530 million in 2004."

ING Canada Inc.
181 University Avenue, 7th Floor
Toronto, Ontario M5H 3M7

Telephone: 416-941-5384
Fax: 416-941-1606

Please find attached our Revised Annual Information Form, dated April 15, 2005, which we have filed on SEDAR.

Yours truly,

/s/ Michael W. Cunningham

Michael W. Cunningham
Enclosure

ING Canada Inc.
181 University Avenue, 7th Floor
Toronto, Ontario M5H 3M7

Telephone: 416-941-5384
Fax: 416-941-1606

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form base shelf prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form base shelf prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form base shelf prospectus is obtained from the securities regulatory authorities.

This short form prospectus is a base shelf prospectus and has been filed under legislation in all provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

The securities to be issued hereunder have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and, except as described under "Plan of Distribution", may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act).

PRELIMINARY SHORT FORM BASE SHELF PROSPECTUS

<u>New Issue and Secondary Offering</u> September 9, 2005

ING

ING CANADA INC.

$1,000,000,000

Debt Securities
Class A Shares
Common Shares

ING Canada Inc. ("ING Canada") may from time to time offer and issue the following securities: (i) senior or subordinated unsecured debt securities (collectively, the "Debt Securities"); (ii) class A shares ("Class A Shares"); and (iii) common shares ("Common Shares"). The Debt Securities, Class A Shares and Common Shares (collectively, the "Securities") offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement (a "Prospectus Supplement").

ING Canada may sell up to $1,000,000,000 in aggregate initial offering amount of Securities (or the Canadian dollar equivalent thereof if any of the Securities are denominated in a foreign currency or currency unit) at any time and from time to time during the 25 month period that this prospectus (the "Prospectus"), including any amendments thereto, remains valid. ING Groep N.V. may also offer and sell Common Shares pursuant to this Prospectus. See "Relationship with ING Groep".

The specific terms of the Securities in respect of which this Prospectus is being delivered will be set forth in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Debt Securities, the specific designation, aggregate principal amount, the currency or the currency unit for which such securities may be purchased, maturity, interest provisions, authorized denominations, offering price, any terms for redemption at the option of ING Canada or the holder, any exchange or conversion terms and any other specific terms; (ii) in the case of Class A Shares, the designation of the particular series, aggregate principal amount, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at the option of ING Canada or the holder, any exchange or conversion terms and any other specific terms; and (iii) in the case of Common Shares, the number of shares and the offering price.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus.

Each Prospectus Supplement will be deemed to be incorporated by reference in this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The Securities may be sold through underwriters or dealers purchasing as principals, through agents designated by ING Canada (such underwriters, dealers and agents are collectively referred to in this Prospectus as "Investment Dealers" and individually as an "Investment Dealer") or by ING Canada directly pursuant to applicable statutory exemptions, from time to time. See "Plan of Distribution". Each Prospectus Supplement will identify each Investment Dealer engaged in connection with the offering and sale of those Securities to which the Prospectus Supplement relates, and will also set forth the terms of the offering of such Securities including the net proceeds to ING Canada and, to the extent applicable, any fees payable to the Investment Dealers.

Unless otherwise specified, all references to currency amounts in this Prospectus are to Canadian dollars.

TABLE OF CONTENTS

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained without charge from the Secretary's Office of ING Canada Inc., 181 University Avenue, Suite 700, Toronto, Ontario, M5H 3M7, (416) 941-5149 or 1611 Crémazie Boulevard East, 10th Floor, Montréal, Québec, H2M 2R9, (514) 985-7111 ext. 8367. For the purpose of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from the Secretary's Office of ING Canada at the above-mentioned addresses and telephone numbers.

The following documents of ING Canada filed with the various securities commissions or similar authorities in Canada are incorporated by reference in this Prospectus:

(a) the revised initial annual information form of ING Canada dated April 15, 2005 (the "AIF");

(b) the comparative audited consolidated financial statements of ING Canada for the year ended December 31, 2004, including the notes thereto, together with the auditors' report thereon;

(c) management's discussion and analysis of financial condition and results of operations of ING Canada for the year ended December 31, 2004;

(d) the management proxy circular of ING Canada dated March 18, 2005 in respect of ING Canada's annual meeting of shareholders held on April 19, 2005, excluding the sections not required to be incorporated by reference under National Instrument 44-101; and

(e) the comparative unaudited interim consolidated financial statements of ING Canada together with the notes thereto as at and for the three-month and six-month periods ended June 30, 2005 and management's discussion and analysis relating thereto.

All material change reports (excluding confidential material change reports) and unaudited interim consolidated financial statements of ING Canada (and management's discussion and analysis relating thereto) filed by ING Canada with the securities regulatory authorities in Canada after the date of this Prospectus and prior to the termination of the offering of the Securities under any Prospectus Supplement will be deemed to be incorporated by reference in this Prospectus.

When new documents of the type referred to in paragraphs (a) through (d) above are filed by ING Canada with and, where required, accepted by the securities regulatory authorities in Canada during the currency of this Prospectus, such documents will be deemed to be incorporated by reference in this Prospectus and the previous documents of the type referred to in paragraphs (a) through (d) above and all material change reports, unaudited interim consolidated financial statements (and management's discussion and analysis relating thereto) and Prospectus Supplements filed by ING Canada with the securities regulatory authorities in Canada before the commencement of ING Canada's financial year in which the new documents are filed will no longer be deemed to be incorporated by reference in this Prospectus.

A Prospectus Supplement containing the specific terms for an offering of Securities will be delivered to purchasers of such Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement solely for the purposes of the Securities covered by that Prospectus Supplement unless otherwise provided therein.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission

for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

FORWARD-LOOKING INFORMATION

Certain of the statements included or incorporated by reference in this Prospectus about ING Canada's current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments constitute forward-looking statements. The words "may", "will", "would", "should", "could", "expects", "plans", "intends", "anticipates", "believes", "estimates", "predicts", "likely" or "potential" or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by ING Canada in light of ING Canada's experience and perception of historical trends, current conditions and expected future developments, as well as other factors that ING Canada believes are appropriate in the circumstances. Many factors could cause ING Canada's actual results, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors: ING Canada's ability to implement its strategy or operate its business as ING Canada currently expects; ING Canada's ability to accurately assess the risks associated with the insurance policies that ING Canada writes; adverse capital market developments or other factors which may affect its investments; the cyclical nature of the property and casualty ("P&C") insurance industry; our ability to accurately predict future claims frequency; government regulations; litigation and regulatory actions; periodic negative publicity regarding the insurance industry; intense competition; ING Canada's reliance on brokers and third parties to sell its products; ING Canada's ability to successfully pursue its acquisition strategy; the substantial influence of ING Groep N.V.; ING Canada's participation in the Facility Association (a mandatory pooling arrangement among all industry participants); terrorist attacks and ensuing events; the occurrence of catastrophic events; ING Canada's ability to maintain its financial strength ratings; ING Canada's ability to alleviate risk through reinsurance; ING Canada's ability to successfully manage credit risk; ING Canada's reliance on information technology and telecommunications systems; ING Canada's dependence on key employees; general economic, financial and political conditions; ING Canada's dependence on the results of operations of its subsidiaries; the volatility of the stock market and other factors affecting ING Canada's share price; and future sales of a substantial number of the Common Shares. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements made herein or in the documents incorporated herein by reference. ING Canada has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

As used in this section, the term ING Canada refers to ING Canada Inc., and depending on the context, its subsidiaries.

ING CANADA INC.

ING Canada Inc. is a holding company incorporated under the *Canada Business Corporations Act* which, through its operating subsidiaries, provides property and casualty insurance in Canada. The registered and principal business office of ING Canada is located at 181 University Avenue, Suite 700, Toronto, Ontario, M5H 3M7.

DESCRIPTION OF DEBT SECURITIES

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of the Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in such Prospectus Supplement.

The Debt Securities will be direct unsecured obligations of ING Canada. The Debt Securities will be senior or subordinated indebtedness of ING Canada as described in the relevant Prospectus Supplement. The senior Debt Securities will rank equal in right of payment to all other unsecured and unsubordinated indebtedness of ING Canada. The subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of the senior Debt Securities and all other senior indebtedness of ING Canada.

The Debt Securities will be issued under one or more indentures (each, a "Trust Indenture"), in each case between ING Canada and a financial institution to which the *Trust and Loan Companies Act* (Canada) applies or a financial institution organized under the laws of any province of Canada and authorized to carry on business as a trustee (each, a "Trustee"). The statements made hereunder relating to any Trust Indenture and the Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable Trust Indenture.

Each Trust Indenture may provide that Debt Securities may be issued thereunder up to the aggregate principal amount which may be authorized from time to time by ING Canada. Any Prospectus Supplement for Debt Securities supplementing this Prospectus will contain the terms and other information with respect to the Debt Securities being offered thereby, including: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars); (iii) the percentage of the principal amount at which such Debt Securities will be issued; (iv) the date or dates on which such Debt Securities will mature; (v) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any); (vi) the dates on which any such interest will be payable and the record dates for such payments; (vii) the Trustee under the Trust Indenture pursuant to which the Debt Securities are to be issued; (viii) any redemption term or terms under which such Debt Securities may be defeased; (ix) whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof; (x) any exchange or conversion terms; and (xi) any other specific terms.

Debt Securities may, at the option of ING Canada, be issued in fully registered form, in "book-entry only" form (the implications of which are discussed below under "Book-Entry Only System") or may be uncertificated. Debt Securities in registered form will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the Trustee for such Debt Securities. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Debt Securities of a single series may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

DESCRIPTION OF COMMON SHARES AND CLASS A SHARES

The authorized share capital of ING Canada consists of an unlimited number of Common Shares, an unlimited number of Class A Shares, issuable in series, the rights and preferences of which may be established from time to time by the board of directors of ING Canada, and one special share (the "Special Share"). As at September 8, 2005, 133,732,000 Common Shares, no Class A Shares and one Special Share were issued and outstanding. The Special Share is beneficially owned by ING Groep N.V. See "Relationship with ING Groep".

Common Shares

Holders of Common Shares are entitled to receive dividends as and when declared by the board of directors of ING Canada and, unless otherwise provided by legislation, are entitled to one vote per Common Share on all matters to be voted on at all meetings of shareholders. Upon voluntary or involuntary liquidation, dissolution or winding-up of ING Canada, the holders of Common Shares are entitled to share rateably in the remaining assets available for distribution, after payment of liabilities.

Class A Shares

The Class A shares will be issuable from time to time in one or more series. The board of directors of ING Canada will be authorized to fix before issue the number of, the consideration per share of, the designation of, and the provisions attaching to, the Class A shares of each series, which may include voting rights. The Class A shares of each series will rank equally with the Class A shares of every other series and will rank in priority to the Common Shares with respect to dividends and return of capital in the event of liquidation, dissolution or winding up of ING Canada.

The terms of the Common Shares and the terms of the Class A Shares (as a class) are available at the SEDAR web-site at www.sedar.com.

BOOK-ENTRY ONLY SYSTEM

Securities issued in "book-entry only" form must be purchased, transferred or redeemed through participants ("CDS Participants") in the depository service of The Canadian Depository for Securities Limited or a successor or its nominee (collectively, "CDS"). Each of the Investment Dealers named in an accompanying Prospectus Supplement offering securities in "book-entry only" form will be a CDS Participant. On the closing of a book-entry only offering, ING Canada will cause a global certificate or certificates representing the aggregate number of Securities subscribed for under such offering to be delivered to, and registered in the name of, CDS. Except as described below, no purchaser of Securities will be entitled to a certificate or other instrument from ING Canada or CDS evidencing that purchaser's ownership thereof, and no purchaser will be shown on the records maintained by CDS except through a book-entry account of a CDS Participant acting on behalf of such purchaser. Each purchaser of Securities will receive a customer confirmation of purchase from the Investment Dealer from which the Securities are purchased in accordance with the practices and procedures of that Investment Dealer. The practices of Investment Dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. Reference in this Prospectus to a holder of Securities means, unless the context otherwise requires, the owner of the beneficial interest in the Securities.

CDS will be responsible for establishing and maintaining book-entry accounts for CDS Participants having interests in the Securities. If: (i) the book-entry only system ceases to exist; (ii) ING Canada determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Securities and ING Canada is unable to locate a qualified successor; or (iii) ING Canada at its option elects, or is required by applicable law or the rules of any securities exchange, to withdraw the Securities from the book-entry only system, then physical certificates representing the Securities will be issued to holders thereof or their nominees.

Transfer, Conversion and Redemption of Securities

Transfers of ownership, conversions or redemptions of Securities will be effected only through records maintained by CDS for such Securities with respect to interests of CDS Participants and on the records of CDS

Participants with respect to interests of persons other than CDS Participants. Holders of Securities who are not CDS Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interests in the Securities, may do so only through CDS Participants. The ability of a holder to pledge Securities or otherwise take action with respect to such holder's interest in Securities (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments and Deliveries

ING Canada will make, or cause to be made, payments of principal, redemption price, if any, dividends and interest, as applicable, on Securities to CDS as the registered holder of the Securities and ING Canada understands that the payment will be forwarded by CDS to CDS Participants in accordance with the customary practices and procedures of CDS. As long as CDS is the registered holder of the Securities, CDS will be considered the sole owner of the Securities for the purposes of receiving notices or payments on the Securities. As long as the Securities are held in the CDS book-entry only system, the responsibility and liability of ING Canada in respect of the Securities is limited to making payments of principal, redemption price, if any, dividends and interest, as applicable, on the Securities to CDS, as registered holder of the Securities. ING Canada expects that CDS, upon receipt of any payment in respect of Securities, will credit CDS Participants' accounts in amounts proportionate to their respective interests in the principal amount of such Securities as shown on the records of CDS in accordance with the customary practices and procedures of CDS. ING Canada also expects that payments by CDS Participants to the owners of beneficial interests in Securities held through such CDS Participants will be governed by standing instructions and customary practices, and will be the responsibility of such CDS Participants. The rules governing CDS provide that it acts as the agent and depository for the CDS Participants. As a result, CDS Participants must look solely to CDS, and persons other than CDS Participants having an interest in Securities must look solely to CDS Participants, for payments or deliveries made by or on behalf of ING Canada to CDS in respect of such Securities.

Each beneficial owner must rely on the procedures of CDS and, if such beneficial owner is not a CDS Participant, on the procedures of the CDS Participant through which such beneficial owner owns its interest, to exercise any rights with respect to the Securities. ING Canada understands that under existing policies of CDS and industry practices, if ING Canada requests any action of a beneficial owner or if a beneficial owner desires to give any notice or take any action which a registered holder is entitled to give or take with respect to the Securities, CDS would authorize the CDS Participant acting on behalf of the beneficial owner to give such notice or to take such action, in accordance with the procedures established by CDS or agreed to from time to time by ING Canada, any Trustee and CDS. Any beneficial owner that is not a CDS Participant must rely on the contractual arrangement it has directly, or indirectly through its financial intermediary, with its CDS Participant to give such notice or take such action.

None of ING Canada, the Investment Dealers or the Trustee will assume liability or responsibility for: (i) any aspect of the records relating to the beneficial ownership of the Securities held by CDS or the payments or deliveries relating thereto; (ii) maintaining, supervising or reviewing any records relating to the Securities; or (iii) any advice or representation made by or with respect to CDS relating to the rules governing CDS or any action to be taken by CDS or at the direction of CDS Participants.

RELATIONSHIP WITH ING GROEP

ING Groep N.V. ("ING Groep") is the principal shareholder of ING Canada. As at September 8, 2005, ING Groep beneficially owned: (i) 93,620,000 Common Shares representing approximately 70% of the outstanding Common Shares and (ii) the Special Share.

ING Canada and ING Groep have entered into a number of agreements that govern their ongoing relationship, including a co-operation agreement, a trade-mark agreement, a non-competition agreement and a registration rights agreement. Copies of these agreements and the terms of the Special Share are available at the SEDAR web-site at www.sedar.com. The terms of these agreements and the Special Share terms are also summarized in the AIF under "Relationship with ING Groep" and "Description of Capital Structure – Special Share".

Registration Rights Agreement

ING Canada has granted ING Groep certain registration rights which are described below. During the 25 months that this Prospectus, including any amendments thereto, remains valid, ING Groep may offer and sell Common Shares pursuant to this Prospectus in connection with the exercise of its registration rights.

During such time as ING Canada is a reporting issuer in Canada and until such time that ING Groep first ceases to beneficially own at least one-third of the outstanding Common Shares, ING Groep will be entitled to sell Common Shares as part of any future prospectus offering of Common Shares that is initiated by ING Canada provided that the Common Shares that ING Groep desires to sell in any such offering are not to exceed 15% of the total number of Common Shares (including Common Shares issuable upon exercise of any over-allotment option) that are subject to the offering. ING Groep will not be entitled to exercise these rights in respect of any offering in which it decides to purchase Common Shares pursuant to the exercise of certain maintenance rights which ING Canada has granted to ING Groep.

In addition to the foregoing, during such time as ING Groep is unable to sell all or any of its Common Shares without such sale being considered a "control distribution", requiring that ING Canada, absent an exemption from such requirement, file a prospectus and obtain a receipt therefor, ING Groep may demand once each calendar year that ING Canada file a prospectus and obtain a receipt therefor provided that such demand relates to all of the Common Shares that it beneficially owns or, alternatively, such demand will result in a minimum offering size of $100.0 million. ING Canada is entitled to defer any such demand in certain circumstances for a limited period.

The terms of ING Groep's registration and maintenance rights are set out in the registration rights agreement and the co-operation agreement referred to above and are summarized in the AIF under "Relationship with ING Groep".

The Prospectus Supplement for any Common Shares offered and sold by ING Groep will identify the selling shareholder, the number of Common Shares being sold by such shareholder and the number of Common Shares to be beneficially owned by ING Groep after the distribution.

PLAN OF DISTRIBUTION

ING Canada may sell Securities to or through underwriters or dealers purchasing as principal, and also may sell Securities to one or more purchasers directly or through agents. Securities may be sold from time to time in one or more transactions at a fixed price or prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers.

A Prospectus Supplement will set forth the terms of any offering of Securities, including the name or names of any Investment Dealers, the initial public offering price, the proceeds to ING Canada, any underwriting discount or commission to be paid to any Investment Dealers and any discounts, concessions or commissions allowed or reallowed or paid by any Investment Dealers to other investment dealers.

The Securities may be sold directly by ING Canada at such prices and upon such terms as agreed to by ING Canada and the purchaser or through agents designated by ING Canada from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by ING Canada to such agent will be set forth, in the applicable Prospectus Supplement. Unless otherwise indicated in the applicable Prospectus Supplement, any agent is acting on a best efforts basis for the period of its appointment.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale, at market prices prevailing at the time of sale or at prices related to such prevailing market prices. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased.

Any public offering price and any discounts or concessions allowed or re-allowed or paid to Investment Dealers may be changed from time to time. ING Canada may agree to pay the Investment Dealers a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission will be paid out of the general corporate funds of ING Canada. Investment Dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with ING Canada to indemnification by ING Canada against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such Investment Dealers may be required to make in respect thereof.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), the Investment Dealers may over-allot or effect transactions which stabilize or maintain the market price of ING Canada's securities at a higher level than that which might exist in the open market. These transactions may be commenced, interrupted or discontinued at any time.

The Securities to be issued hereunder have not been, and will not be, registered under the U.S. Securities Act and may not be offered, sold or delivered, directly or indirectly, in the United States of America, its territories, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the U.S. Securities Act) except in certain transactions exempt from the requirements of the U.S. Securities Act.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, the net proceeds from the sale of Securities will be used by ING Canada for general corporate purposes.

RISK FACTORS

Before deciding whether to invest in any Securities, prospective investors should consider the categories of risks identified and discussed in the documents incorporated by reference in this Prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement, certain legal matters relating to the Securities offered by a Prospectus Supplement will be passed upon, on behalf of ING Canada, by McMillan Binch Mendelsohn LLP. As at September 8, 2005, partners and associates of McMillan Binch Mendelsohn LLP beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of ING Canada or any associates or affiliates of ING Canada.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus, the accompanying prospectus supplement and any amendment. In several of the provinces and territories, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages if the prospectus, the accompanying prospectus supplement and any amendment contain a misrepresentation or are not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for the particulars of these rights or consult with a legal adviser.

CONSENT OF AUDITORS

We have read the preliminary short form base shelf prospectus of ING Canada Inc. ("ING Canada") dated September 9, 2005 relating to the sale and issue of up to $1,000,000,000 of Debt Securities, Class A Shares and Common Shares (the "Prospectus"). We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the Prospectus of our report to the shareholders of ING Canada on the consolidated balance sheets of ING Canada as at December 31, 2004 and 2003 and the consolidated statements of income, changes in shareholders' equity and cash flows for the years then ended. Our report is dated February 15, 2005.

Toronto, Canada
September 9, 2005

(Signed) ERNST & YOUNG LLP
Chartered Accountants

CERTIFICATE OF ING CANADA INC.

Dated: September 9, 2005

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement (s) as required by the securities legislation of all provinces and territories of Canada and, for the purposes of the Province of Québec, will not contain any misrepresentation likely to affect the value or the market price of the securities to be distributed.

(Signed) CLAUDE DUSSAULT
Chief Executive Officer

(Signed) MICHAEL W. CUNNINGHAM
Chief Financial Officer

On behalf of the Board of Directors

(Signed) YVES BROUILLETTE
Director

(Signed) EILEEN MERCIER
Director

ING

RECEIVED
2007 JAN -3 A 7:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

September 9, 2005

Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission (Securities Division)
The Manitoba Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Securities Office, Prince Edward Island
Nova Scotia Securities Commission
Securities Commission of Newfoundland and Labrador
Securities Registry, Yukon Territory
Securities Registry, Northwest Territories
Securities Registry, Nunavut

Dear Sirs/Mesdames:

Re: ING Canada Inc.
Initial Annual Information Form
SEDAR Project #: 755266

ING Canada Inc. (the "Company") hereby gives notice that the Company is relying on its revised annual information form ("AIF") dated April 15, 2005, filed under National Instrument 51-102 as SEDAR Project #: 755266, as its initial AIF under National Instrument 44-101.

Yours truly,

ING CANADA INC.

Françoise Guénette
Name: Françoise Guénette
Title: Senior Vice President, Corporate & Legal Services and Secretary

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ING Canada Inc.

DECISION DOCUMENT

This preliminary mutual reliance review system decision document evidences that preliminary receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories** have been issued for a **Preliminary Short Form Shelf Prospectus** of the above Issuer dated **September 9th, 2005**.

DATED at Toronto this **13th** day of **September, 2005**.

Margo Paul

Margo Paul
Director, Corporate Finance

Note:
The issuance of this decision document is not to be construed as meaning that the adequacy of the preliminary materials has been established. The materials are being reviewed and initial comments will be furnished to you as soon as possible.

SEDAR Project # **830580**

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor
20 Queen Street West
Toronto ON M5H 3S8 | CP 55, 19e étage
20, rue queen ouest
Toronto ON M5H 3S8

Ontario

Web site: www.osc.gov.on.ca

**IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS**

AND

IN THE MATTER OF

ING CANADA INC.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that notices of acceptance of the regulators in each of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Yukon, Nunavut and Northwest Territories and have been issued for an **Initial Annual Information Form** of the above issuer dated **April 15, 2005**.

DATED at Toronto this **13th** day of **September, 2005**.

John Hughes

John Hughes
Manager, Corporate Finance Branch

SEDAR Project # 830885

AUTORITÉ
DES MARCHÉS
FINANCIERS

FILE No 18343

TRANSMITTED VIA SEDAR

Montreal, September 14, 2005

ING Canada Inc.
C/o: McMillan Binch LLP

Attention: Sean M. Farrell

RE: Filing of an Initial Annual Information Form ("A.I.F.")

Dear Sirs:

We have received the Initial Annual Information Form of ING Canada Inc. dated April 15, 2005 for the year ended December 31, 2004. This document filed with l'*Autorité des marchés financiers* is now part of the permanent information record.

Yours truly,

(s) Edvie Élysée

Agence nationale d'encadrement du secteur financier

Place de la Cité, Tour Cominar
2640, boulevard Laurier, 3e étage
Sainte-Foy (Québec)
G1V 5C1
tél. : 418.525.0337
ligne sans frais : 877.525.0337
téléc. : 418.525.9512

800, square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3
tél. : 514.395.0337
ligne sans frais : 877.525.0337
téléc. : 514.873.3090

www.lautorite.qc.ca

AUTORITÉ
DES MARCHÉS
FINANCIERS

FILE No 18343

TRANSMITTED VIA SEDAR

Montreal, September 14, 2005

ING Canada Inc.
C/o: McMillan Binch LLP

Attention: Sean M. Farrell

RE: Filing of an Initial Annual Information Form ("A.I.F.")

Dear Sirs:

We have received the Initial Annual Information Form of ING Canada Inc. dated April 15, 2005 for the year ended December 31, 2004. This document filed with l'*Autorité des marchés financiers* is now part of the permanent information record.

Yours truly,

(s) Edvie Élysée

Agence nationale d'encadrement du secteur financier

Place de la Cité, Tour Cominar
2640, boulevard Laurier, 3e étage
Sainte-Foy (Québec)
G1V 5C1
tél. : 418.525.0337
ligne sans frais : 877.525.0337
téléc. : 418.525.9512

800, square Victoria, 22e étage
C.P. 246, Tour de la Bourse
Montréal (Québec)
H4Z 1G3
tél. : 514.395.0337
ligne sans frais : 877.525.0337
téléc. : 514.873.3090

www.lautorite.qc.ca

Ontario Securities Commission | Commission des valeurs mobilières de l'Ontario | P.O. Box 55, 19th Floor 20 Queen Street West Toronto ON M5H 3S8 | CP 55, 19e étage 20, rue queen ouest Toronto ON M5H 3S8

IN THE MATTER OF NATIONAL POLICY 43-201
MUTUAL RELIANCE REVIEW SYSTEM FOR
PROSPECTUSES AND ANNUAL INFORMATION FORMS

AND

IN THE MATTER OF

ING Canada Inc.

DECISION DOCUMENT

This final mutual reliance review system decision document evidences that final receipts of the regulators in each of **British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island, Newfoundland and Labrador, Northwest Territories, Yukon, Nunavut** have been issued for the **Short Form Base Shelf Prospectus** of the above Issuer dated **September 20th, 2005**.

DATED at Toronto this **21st** day of **September, 2005**.

Cameron McInnis

Cameron McInnis
Manager, Corporate Finance

SEDAR Project #**830580**

NOVA SCOTIA

Securities Commission

2nd Floor,
Joseph Howe Building
1690 Hollis Street
P.O. Box 458
Halifax, Nova Scotia
B3J 2P8

Bus: 902-424-7768
Fax: 902-424-4625
Website: www.gov.ns.ca/nssc

IN THE MATTER OF THE SECURITIES ACT
R.S.N.S. 1989, CHAPTER 418, AS AMENDED

AND

IN THE MATTER OF

ING Canada Inc.

Receipt for (Final) Short Form Base Shelf Prospectus dated **September 20, 2005** relating to the securities of the above Issuer is hereby issued pursuant to subsection 1 of section 66 of the Act.

DATED at Halifax, this **21st** day of **September, 2005**.

"*Donna M. Gouthro*"

J. William Slattery, C.A.
Deputy Director, Corporate Finance
per Donna Gouthro, Corporate
Finance Officer (Analyst)

Project # 830580

RECEIVED

2007 JAN -3 A 7:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Computershare

Investor Services

100 University Avenue
Toronto, Ontario
M5J 2Y1
Toll Free 1-800-564-6253
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
India
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION

March 31, 2006

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Nunavut Legal Registry
The Toronto Stock Exchange
Corporations Canada

Dear Sirs:

Subject: ING Canada Inc.

We confirm that the following English and French materials were sent by pre-paid mail on March 29, 2006, to the registered holders of Common Shares of the Corporation:

1. Notice of Annual Meeting of Shareholders/Management Proxy Circular
2. Form of Proxy
3. 2005 Annual Report
4. Supplemental Mailing List Return Card
5. Return Envelope

We also confirm that copies of the above-mentioned materials were sent by overnight courier on March 29, 2006 to any financial intermediaries who requested bulk quantities of material in accordance with National Instrument 54-101.

This confirmation of mailing is provided to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE INVESTOR SERVICES INC.
Agent for ING Canada Inc.
416-263-9545 (Phone)
416- 981-9800 (Fax)

ING

ING Canada Inc.
Annual Meeting of Shareholders
May 1, 2006

REPORT ON VOTING RESULTS

This report describes the matters voted upon and the outcomes of the votes conducted at the Annual Meeting of Shareholders of ING Canada Inc. For more information on the proposals submitted to the shareholders, please refer to the Management Proxy Circular.

89.45% of the votes related to common shares issued and outstanding as of the record date of March 21, 2006, as well as at May 1, 2006, were represented at the Meeting.

1. Election of Directors

	For	Withheld
P.Cantor	99.97%	0.01%
M. Côté	99.92%	0.05%
I.E.H. Duvar	99.97%	0.01%
E. Mercier	99.97%	0.01%
R. Normand	99.96%	0.01%
L. Roy	99.97%	0.01%
C. Stephenson	99.97%	0.01%

2. Appointment of Auditor

For: 99.79% Withheld: Less than 0.2%

Yours truly,

/s/ Françoise Guénette

Françoise Guénette
Senior Vice-President, Corporate & Legal Services,
and Secretary

RECEIVED
2007 JAN -3 A 7:19
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ING

Françoise Guénette
Senior Vice-President, Corporate & Legal Services,
and Secretary

June 28, 2006

Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
New Brunswick Securities Commission
Department of Government Services, Government of Newfoundland and Labrador
Nova Scotia Securities Commission
Registrar of Securities, Government of Northwest Territories
Registrar of Securities, Government of Nunavut
Ontario Securities Commission
Securities Office, Government of Prince Edward Island
L'Autorité des marchés financiers
Securities Division, Saskatchewan Financial Services Commission
Registrar of Securities, Government of the Yukon Territory

Dear Sirs/Mesdames:

Subject: ING Canada Inc. - Head Office Change of Address

Please note that effective June 19, 2006, the head office of ING Canada Inc. (TSX: IIC) has been changed to the following:

700 University Avenue, Suite 1500
Toronto, Ontario
M5G 0A1

Telephone: (416) 341-1464
Fax: (416) 941-5322

Sincerely,

/s/ Françoise Guénette

Françoise Guénette
Senior Vice-President, Corporate and Legal Services,
and Secretary